Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159991

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Live Nation, Inc. and Ticketmaster Entertainment, Inc. have entered into a merger agreement which provides for the combination of the two companies. Under the merger agreement, Ticketmaster Entertainment will merge with and into a wholly owned subsidiary of Live Nation. After the completion of the merger, Ticketmaster Entertainment’s business will be conducted by Ticketmaster Entertainment, LLC, a wholly owned subsidiary of the combined company, which will be named Live Nation Entertainment, Inc.

In the proposed merger, holders of Ticketmaster Entertainment common stock will have the right to receive 1.384 shares of Live Nation common stock for each share of Ticketmaster Entertainment common stock. This exchange ratio will be adjusted as provided in the merger agreement to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the merger receive 50.01% of the voting power of the equity interests of the combined company, which voting equity interests are expected to consist solely of Live Nation common stock after the completion of the merger.

Based on the closing sale price for Live Nation common stock on February 9, 2009, the last trading day before public announcement of the merger, the 1.384 exchange ratio represented an implied value of approximately $7.32 for each share of Ticketmaster Entertainment common stock. If the exchange ratio were adjusted as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and based on the outstanding voting equity interests of the two companies as of such date, the 1.384 exchange ratio would have been hypothetically adjusted to 1.474. This hypothetically adjusted exchange ratio would represent an implied value of approximately $9.99 for each share of Ticketmaster Entertainment common stock based on the closing sale price for Live Nation common stock on October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus.

It is currently estimated that Live Nation will issue or reserve for issuance approximately 100 million shares of Live Nation common stock in connection with the merger, including common stock issuable pursuant to outstanding Ticketmaster Entertainment options and other equity-based awards, although Live Nation may issue or reserve for issuance up to 120 million shares of Live Nation common stock pursuant to this joint proxy statement/prospectus. Live Nation common stock is listed on the New York Stock Exchange under the symbol “LYV.” Ticketmaster Entertainment common stock is listed on the NASDAQ Global Select Market under the symbol “TKTM.” You are urged to obtain current market quotations for the shares of Live Nation and Ticketmaster Entertainment.

The boards of directors of Live Nation and Ticketmaster Entertainment believe that the combination of the two companies will produce a financially strong, well-diversified combined company that will be better positioned to enhance stockholder value by establishing itself as the world’s premier live entertainment company through the combination of Live Nation’s concert promotion expertise and Ticketmaster Entertainment’s world-class ticketing solutions and artist relationships and that the merger will present the combined company with a unique opportunity to improve the live entertainment experience and drive major innovations in ticketing technology, marketing and service.

Your vote is very important. The merger cannot be completed unless Live Nation stockholders approve the issuance of Live Nation common stock in connection with the merger and Ticketmaster Entertainment stockholders adopt the merger agreement. Each of Live Nation and Ticketmaster Entertainment is holding an annual meeting of its stockholders to vote on the proposals necessary to complete the merger, as well as other matters. Whether or not you plan to attend your respective company’s annual meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus. You are urged to read this joint proxy statement/prospectus carefully. You should also carefully consider the risk factors beginning on page 33.

The Live Nation board of directors recommends that Live Nation stockholders vote “FOR” the proposal to approve the issuance of Live Nation common stock in connection with the merger, which is necessary to complete the merger.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” the proposal to adopt the merger agreement.

Michael Rapino	Irving Azoff
Chief Executive Officer	Chief Executive Officer
Live Nation, Inc.	Ticketmaster Entertainment, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated November 6, 2009 , and is first being mailed to stockholders of Live Nation and Ticketmaster Entertainment on or about November 6, 2009.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Live Nation and Ticketmaster Entertainment from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 353. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this document through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

By Mail:	Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210
Attention: Investor Relations

By Telephone:	(310) 867-7000

By Mail:	Ticketmaster Entertainment, Inc.
8800 West Sunset Boulevard
West Hollywood, California 90069
Attention: Investor Relations

By Telephone:	(310) 360-3300

You may also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from MacKenzie Partners, Inc., Live Nation’s proxy solicitor, or Innisfree M&A Incorporated, Ticketmaster Entertainment’s proxy solicitor, at the following addresses and telephone numbers:

By Mail:	MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

By	(800) 322-2885 (toll free)
Telephone:	(212) 929-5500 (collect)

By Mail:	Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022

By	(877) 687-1866 (toll free)
Telephone:	(212) 750-5833 (banks and brokers only)

To receive timely delivery of the documents in advance of the annual meetings, you should make your request no later than December 30, 2009.

SUBMITTING PROXIES ELECTRONICALLY OR

BY TELEPHONE

Live Nation stockholders of record on the close of business on November 25, 2009, the record date for the Live Nation annual meeting, may submit their proxies by telephone or Internet by following the instructions on their proxy card or voting instruction form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or by Internet, please contact MacKenzie Partners, Inc. by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect) or via email at proxy@mackenziepartners.com.

Ticketmaster Entertainment stockholders of record on the close of business on November 25, 2009, the record date for the Ticketmaster Entertainment annual meeting, may submit their proxies by telephone or Internet by following the instructions on their proxy card or voting instruction form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or by Internet, please contact Innisfree M&A Incorporated by telephone at (877) 687-1866 (toll free) (banks and brokers call: (212) 750-5833). You can also submit document requests via email at info@innisfreema.com.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 8, 2010

To the Stockholders of Live Nation, Inc.:

The annual meeting of stockholders of Live Nation, Inc., a Delaware corporation, will be held on January 8, 2010, at 9:00 a.m., local time, at House of Blues Sunset Strip, 8430 Sunset Boulevard, West Hollywood, California 90069, for the following purposes:

1.	to approve the issuance of Live Nation common stock, par value $0.01 per share, in the merger contemplated by the Agreement and Plan of Merger, dated as of February 10, 2009, as it may be amended from time to time, among Live Nation, Inc., Ticketmaster Entertainment, Inc. and, from and after its accession thereto, Merger Sub, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice;

2.	to amend the Live Nation certificate of incorporation to change Live Nation’s name to Live Nation Entertainment, Inc. after the completion of the merger of Ticketmaster Entertainment with and into Merger Sub;

3.	to elect three directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified;

4.	to ratify the appointment of Ernst & Young LLP as Live Nation’s independent registered public accounting firm for the 2009 fiscal year;

5.	to approve the amendment of the Live Nation, Inc. 2005 Stock Incentive Plan, as Amended and Restated, to, among other things, increase the aggregate number of shares of Live Nation common stock that may be issued under the plan;

6.	to approve the adjournment of the Live Nation annual meeting, if necessary, to solicit additional proxies; and

7.	to conduct any other business as may properly come before the Live Nation annual meeting or any adjournment or postponement thereof.

Only the approval of the share issuance proposal is required for the completion of the merger. The approval of the share issuance proposal is not conditioned on the approval of the Live Nation name change proposal or any other Live Nation proposal; however, the Live Nation name change will be effected only if the merger has taken place and is therefore contingent on approval of the share issuance proposal.

The Live Nation board of directors recommends that Live Nation stockholders vote “FOR” each of the director nominees, “FOR” the proposal to approve the issuance of Live Nation common stock in the merger, “FOR” the proposal to amend the Live Nation certificate of incorporation to change Live Nation’s name to Live Nation Entertainment, Inc. after the completion of the merger and “FOR” each of the other Live Nation proposals described in the joint proxy statement/prospectus accompanying this notice.

The Live Nation board of directors has set November 25, 2009 as the record date for the 2009 Live Nation annual meeting of stockholders. Only holders of record of Live Nation common stock at the close of business on November 25, 2009 will be entitled to notice of and to vote at the Live Nation annual meeting and any adjournments or postponements thereof. A complete list of stockholders entitled to vote at the Live Nation annual meeting will be available for examination by any Live Nation stockholder at Live Nation’s headquarters, 9348 Civic Center Drive, Beverly Hills, California 90210 for purposes pertaining to the Live Nation annual meeting, during normal business hours for a period of ten days before the Live Nation annual meeting and at the time and place of the Live Nation annual meeting. Any stockholder entitled to attend and vote at the Live Nation annual meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Live Nation common stock. To ensure your representation at the 2009 Live Nation annual meeting of stockholders, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Live Nation annual meeting. Submitting a proxy now will not prevent you from being able to vote at the Live Nation annual meeting by attending in person and casting a vote.

The joint proxy statement/prospectus accompanying this notice provides a detailed description of the merger, the merger agreement and the other matters to be considered at the 2009 Live Nation annual meeting of stockholders. You are urged to read carefully the entire joint proxy statement/prospectus, including the annexes and other documents referred to therein. If you have any questions concerning the merger, the other Live Nation annual meeting matters or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Live Nation common stock, please contact Live Nation’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll free) or (212) 929-5500 (collect) or via email at proxy@mackenziepartners.com.

By Order of the Board of Directors,

Michael G. Rowles

Secretary

November 6, 2009

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 8, 2010

To the Stockholders of Ticketmaster Entertainment, Inc.:

You are invited to attend the annual meeting of stockholders of Ticketmaster Entertainment, Inc., a Delaware corporation, which will be held at Ticketmaster Entertainment’s headquarters, located at 8800 West Sunset Blvd., West Hollywood, California 90069, on January 8, 2010 at 9:00 a.m., local time, for the following purposes:

1.	to approve a proposal to adopt the Agreement and Plan of Merger, dated as of February 10, 2009, as it may be amended from time to time, among Live Nation, Inc., Ticketmaster Entertainment, Inc. and, from and after its accession thereto, Merger Sub, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice;

2.	to elect 11 directors to hold office until the 2010 annual meeting of stockholders and until their respective successors have been elected and qualified;

3.	to ratify the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the 2009 fiscal year;

4.	to approve the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan;

5.	to approve the adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies; and

6.	to conduct any other business as may properly come before the Ticketmaster Entertainment annual meeting or any adjournment or postponement thereof.

Please refer to the joint proxy statement/prospectus accompanying this notice for further information with respect to the business to be transacted at the Ticketmaster Entertainment annual meeting.

The Ticketmaster Entertainment board of directors has fixed the close of business on November 25, 2009 as the record date for determination of the Ticketmaster Entertainment stockholders entitled to receive notice of, and to vote at, the Ticketmaster Entertainment annual meeting or any adjournments or postponements thereof. Only holders of record of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Ticketmaster Entertainment annual meeting. Approval of the proposal to adopt the Agreement and Plan of Merger requires the affirmative vote of holders of a majority of the voting power of the outstanding shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class. Approval of the other matters to be considered at the Ticketmaster Entertainment annual meeting is not a condition to the merger. A list of the names of Ticketmaster Entertainment stockholders of record will be available at the Ticketmaster Entertainment annual meeting and for ten days prior to the Ticketmaster Entertainment annual meeting for any purpose germane to the Ticketmaster Entertainment annual meeting between the hours of 9:00 a.m. and 5:00 p.m., local time, at Ticketmaster Entertainment’s headquarters, 8800 West Sunset Blvd., West Hollywood, California 90069.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” each of the director nominees, “FOR” the proposal to adopt the Agreement and Plan of Merger and “FOR” each of the other Ticketmaster Entertainment proposals described in the joint proxy statement/prospectus accompanying this notice.

Your vote is important. Whether or not you expect to attend in person, you are urged to submit a proxy for your shares as promptly as possible by (1) accessing the website specified below and on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Ticketmaster Entertainment annual meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

The joint proxy statement/prospectus accompanying this notice provides a detailed description of the merger, the Agreement and Plan of Merger and the other matters to be considered at the Ticketmaster Entertainment annual meeting. You are urged to read the entire joint proxy statement/prospectus, including the annexes and other documents referred to therein. If you have any questions concerning the merger, the other Ticketmaster Entertainment annual meeting matters or the joint proxy statement/prospectus; would like additional copies of the joint proxy statement/prospectus; or need help voting your shares, please contact Ticketmaster Entertainment’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 687-1866 (toll free)

(212) 750-5833 (banks and brokers only)

By Order of the Board of Directors,

Chris Riley

Secretary

November 6, 2009

i

Page
Live Nation Record Date; Shares Entitled to Vote	151
Quorum	151
Required Vote	152
Treatment of Abstentions, Not Voting and Incomplete Proxies	152
Voting by Live Nation Directors and Executive Officers	153
Voting of Proxies by Registered Holders	153
Shares Held in Street Name	154
Shares Held in Live Nation’s 401(k) Savings Plan	154
Revocability of Proxies and Changes to a Live Nation Stockholder’s Vote	154
Solicitation of Proxies	155
Delivery of Proxy Materials to Households Where Two or More Stockholders Reside	155
Attending the Live Nation Annual Meeting	155
LIVE NATION PROPOSALS	156
Live Nation Proposal 1: Approval of the Issuance of Live Nation Common Stock in Connection with the Merger	156
Live Nation Proposal 2: Approval of an Amendment to Live Nation’s Certificate of Incorporation to Change Live Nation’s Name to Live Nation Entertainment, Inc. After the Completion of the Merger	156
Live Nation Proposal 3: Election of Directors	157
Live Nation Proposal 4: Ratification of the Appointment of the Independent Registered Public Accounting Firm	164
Live Nation Proposal 5: Approval of an Amendment to the Live Nation 2005 Stock Incentive Plan to, Among Other Things, Increase the Aggregate Number of Shares That May Be Issued Under the Plan by Four Million, Nine Hundred Thousand (4,900,000) Shares	166
Live Nation Proposal 6: Approval of the Adjournment of the Live Nation Annual Meeting, if Necessary and Appropriate	173
Other Matters	174
LIVE NATION CORPORATE GOVERNANCE	174
Independence	174
Board Composition and Director Qualifications	175
Code of Business Conduct and Ethics	175
Director and Executive Officer Stock Ownership Guidelines	175
Communication with the Board	176
Certain Relationships and Transactions	176
LIVE NATION SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	177
Security Ownership	177
Section 16(a) Beneficial Ownership Reporting Compliance	179
LIVE NATION EXECUTIVE COMPENSATION	180
Compensation Discussion and Analysis	180
Employment Agreements	191
Report of the Compensation Committee of the Live Nation Board of Directors	204
Compensation Committee Interlocks and Insider Participation	204
TICKETMASTER ENTERTAINMENT ANNUAL MEETING	205
Date, Time and Place	205
Purpose of the Ticketmaster Entertainment Annual Meeting	205
Ticketmaster Entertainment Record Date; Stock Entitled to Vote	205
Quorum	206
Required Vote	206
Treatment of Abstentions, Not Voting and Incomplete Proxies	207
Voting by Ticketmaster Entertainment Directors and Executive Officers and Liberty Media	207

v

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE ANNUAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the Merger (as defined below) and the annual meetings. They may not include all the information that is important to stockholders of Live Nation, Inc. and Ticketmaster Entertainment, Inc. Stockholders should read carefully this entire joint proxy statement/prospectus, including the annexes and other documents referred to in this document.

Q:	What is the Merger?

A:	Live Nation, Inc., which is referred to as Live Nation, and Ticketmaster Entertainment, Inc., which is referred to as Ticketmaster Entertainment, have entered into an Agreement and Plan of Merger, dated as of February 10, 2009, which (as it may be amended from time to time) is referred to as the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. The Merger Agreement contains the terms and conditions of the proposed business combination of Live Nation and Ticketmaster Entertainment. Under the Merger Agreement, Ticketmaster Entertainment will merge with and into a wholly owned subsidiary of Live Nation, which is referred to as Merger Sub, with Merger Sub continuing as the surviving entity, in a transaction which is referred to as the Merger. After the completion of the Merger, Merger Sub will change its name to Ticketmaster Entertainment, LLC and operate Ticketmaster Entertainment’s business as a wholly owned subsidiary of Live Nation.

Q:	Why am I receiving these materials?

A:	Live Nation and Ticketmaster Entertainment are sending these materials to their respective stockholders to help them decide how to vote their shares of Live Nation or Ticketmaster Entertainment stock, as the case may be, with respect to the proposed Merger and the other matters to be considered at the annual meetings.

The Merger cannot be completed unless Ticketmaster Entertainment stockholders adopt the Merger Agreement and Live Nation stockholders approve the issuance of Live Nation common stock in the Merger. Each of Live Nation and Ticketmaster Entertainment is holding its 2009 annual meeting of stockholders to vote on the proposals necessary to complete the Merger in addition to the other proposals described in “Live Nation Annual Meeting” and “Ticketmaster Entertainment Annual Meeting” beginning on pages 151 and 205, respectively. Information about these meetings, the Merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus.

This document constitutes both a joint proxy statement of Live Nation and Ticketmaster Entertainment and a prospectus of Live Nation. It is a joint proxy statement because the boards of directors of both companies are soliciting proxies from their respective stockholders. It is a prospectus because Live Nation will issue shares of its common stock in exchange for shares of Ticketmaster Entertainment common stock in the Merger.

Q:	What will stockholders receive in the Merger?

A:	In the proposed Merger, holders of Ticketmaster Entertainment common stock will have the right to receive 1.384 shares of Live Nation common stock, which is referred to as the exchange ratio as it may be adjusted as described in the following sentence, for each share of Ticketmaster Entertainment common stock, which is referred to as the Merger consideration. The exchange ratio will be adjusted as provided in the Merger Agreement to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the Merger collectively receive 50.01% of the voting power of the equity interests of the combined company, which voting equity interests are expected to consist solely of Live Nation common stock after the completion of the Merger.

The exchange ratio of 1.384 was calculated based on the voting equity interests of Live Nation and Ticketmaster Entertainment outstanding near the time of the signing of the Merger Agreement and, if the

Merger had been completed on that date, would have resulted in the holders of Ticketmaster Entertainment common stock collectively receiving 50.01% of the voting power of the combined company. Accordingly, issuances of voting equity securities by Live Nation after the date of the Merger Agreement will have the effect of increasing the exchange ratio, and issuances of voting equity securities by Ticketmaster Entertainment after the date of the Merger Agreement will have the effect of decreasing the exchange ratio. If the exchange ratio were adjusted as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and based on the outstanding voting equity interests of the two companies as of such date, the 1.384 exchange ratio would have been hypothetically adjusted to 1.474. This hypothetically adjusted exchange ratio assumes that there are no shares of Ticketmaster Entertainment Series A Convertible Preferred Stock, which is referred to as the Ticketmaster Entertainment Series A preferred stock, outstanding at the time of the adjustment because the Merger Agreement provides that Ticketmaster Entertainment will take certain specified actions to ensure that there are no shares of Ticketmaster Entertainment Series A preferred stock outstanding at the time the parties complete the Merger.

Live Nation and Ticketmaster Entertainment will, at bi-weekly intervals following the mailing of this joint proxy statement/prospectus through the dates of the Live Nation annual meeting and the Ticketmaster Entertainment annual meeting, recalculate the hypothetical adjusted exchange ratio based on the voting equity securities of Live Nation and Ticketmaster Entertainment outstanding at such time. Live Nation stockholders and Ticketmaster Entertainment stockholders will be able to obtain the updated hypothetical adjusted exchange ratio by accessing Live Nation’s website at: www.livenation.com/investors or by accessing Ticketmaster Entertainment’s website at: investors.ticketmaster.com/financials.cfm. In addition, the final adjusted exchange ratio will be included in the materials provided to Ticketmaster Entertainment stockholders by Live Nation’s exchange agent.

Live Nation stockholders will continue to own their existing shares, which will not be affected by the Merger.

Q:	When do Live Nation and Ticketmaster Entertainment expect to complete the Merger?

A:	Live Nation and Ticketmaster Entertainment expect to complete the Merger after all conditions to the Merger in the Merger Agreement are satisfied or waived, including after stockholder approvals are received at the respective annual meetings of Live Nation and Ticketmaster Entertainment and all required regulatory approvals are received. Live Nation and Ticketmaster Entertainment currently expect to complete the Merger in the first quarter of 2010. It is possible, however, that factors outside of either company’s control could result in Live Nation and Ticketmaster Entertainment completing the Merger at a later time or not completing it at all.

Q:	What am I being asked to vote on?

A:	Live Nation stockholders are being asked to vote on the following proposals:

1.	to approve the issuance of Live Nation common stock, par value $0.01 per share, in the Merger contemplated by the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus (which is referred to as the share issuance proposal);

2.	to amend the Live Nation certificate of incorporation to change Live Nation’s name to Live Nation Entertainment, Inc. after the completion of the Merger (which is referred to as the Live Nation name change proposal);

3.	to elect three directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified;

4.	to ratify the appointment of Ernst & Young LLP as Live Nation’s independent registered public accounting firm for the 2009 fiscal year;

5.	to approve the amendment of the Live Nation, Inc. 2005 Stock Incentive Plan, as Amended and Restated (which is referred to as the Live Nation 2005 Stock Incentive Plan), to, among other things, increase the aggregate number of shares of Live Nation common stock that may be issued under the plan (which is referred to as the Live Nation plan amendment proposal);

6.	to approve the adjournment of the Live Nation annual meeting, if necessary, to solicit additional proxies; and

7.	to conduct any other business as may properly come before the Live Nation annual meeting or any adjournment or postponement thereof.

The approval of the share issuance proposal is not conditioned on the approval of the Live Nation name change proposal; however, the Live Nation name change will be effected only if the Merger has taken place and is therefore contingent on approval of the share issuance proposal.

Ticketmaster Entertainment stockholders are being asked to vote on the following proposals:

1.	to adopt the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus (which is referred to as the Merger proposal);

2.	to elect 11 directors to hold office until the 2010 annual meeting of stockholders and until their respective successors have been elected and qualified;

3.	to ratify the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the 2009 fiscal year;

4.	to approve the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan (which is referred to as the Ticketmaster Entertainment incentive plan proposal);

5.	to approve the adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies; and

6.	to conduct any other business as may properly come before the Ticketmaster Entertainment annual meeting or any adjournment or postponement thereof.

Q:	Are there any other matters to be addressed at the annual meetings?

A:	Neither Live Nation nor Ticketmaster Entertainment knows of any other matters to be brought before its respective annual meeting, but if other matters are brought before such meeting or at any adjournment or postponement of such meeting, the officers named in your proxy intend to take such action as, in their judgment, is in the best interest of Live Nation and its stockholders or Ticketmaster Entertainment and its stockholders, as the case may be.

Q:	How do the boards of directors of Live Nation and Ticketmaster Entertainment recommend that I vote?

A:	The Live Nation board of directors recommends that holders of Live Nation common stock vote “FOR” each of the director nominees, “FOR” the share issuance proposal, “FOR” the Live Nation name change proposal and “FOR” each of the other Live Nation proposals described in this joint proxy statement/prospectus.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” each of the director nominees, “FOR” the Merger proposal and “FOR” each of the other Ticketmaster Entertainment proposals described in this joint proxy statement/prospectus.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at your respective company’s annual meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	If you are a stockholder of record of Live Nation as of November 25, 2009, which is referred to as the Live Nation record date, or a stockholder of record of Ticketmaster Entertainment as of November 25, 2009, which is referred to as the Ticketmaster Entertainment record date, you may submit a proxy before your company’s annual meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to submit a proxy via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your company’s annual meeting.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote in person at the applicable annual meeting will need to obtain a proxy form from the institution that holds their shares.

If you are a Live Nation employee who holds shares of Live Nation common stock through Live Nation’s 401(k) Savings Plan, the proxy that you submit in accordance with any of the methods described above will provide your voting instructions to the plan trustee. If you do not submit a proxy, the plan trustee will vote your plan shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in the plan, except as may otherwise be required by law.

Q:	When and where are the Live Nation and Ticketmaster Entertainment annual meetings of stockholders?

A:	The annual meeting of Live Nation stockholders will be held at House of Blues Sunset Strip, 8430 Sunset Boulevard, West Hollywood, California 90069, at 9:00 a.m., local time, on January 8, 2010. Subject to space availability, all stockholders as of the Live Nation record date, or their duly appointed proxies, may attend the Live Nation annual meeting. Since seating is limited, admission to the Live Nation annual meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., local time.

The annual meeting of Ticketmaster Entertainment stockholders will be held at Ticketmaster Entertainment’s headquarters, located at 8800 West Sunset Blvd., West Hollywood, California 90069, at 9:00 a.m., local time, on January 8, 2010. Subject to space availability, all stockholders as of the Ticketmaster Entertainment record date, or their duly appointed proxies, may attend the Ticketmaster Entertainment annual meeting. Since seating is limited, admission to the Ticketmaster Entertainment annual meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., local time.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Live Nation or Ticketmaster Entertainment or by voting in person at your annual meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the applicable annual meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal.

Under current rules of the New York Stock Exchange, which is referred to as the NYSE, Live Nation believes that brokers or other nominees do not have discretionary authority to vote on the share issuance proposal, the Live Nation plan amendment proposal or the proposal to elect Live Nation directors.

Therefore, if you are a Live Nation stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•

your broker or other nominee may not vote your shares on the share issuance proposal, which broker non-votes will have no effect on the vote on this proposal, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting;

•

your broker or other nominee may not vote your shares on the Live Nation plan amendment proposal, which broker non-votes will have no effect on the vote on this proposal, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting;

•

your broker or other nominee may not vote your shares on the proposal to elect Live Nation directors, which broker non-votes will have no effect on the vote on this proposal, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting; and

•	your broker or other nominee may vote your shares on the other proposals to be considered at the Live Nation annual meeting.

Under the current rules of the NASDAQ Global Select Market, which is referred to as NASDAQ, Ticketmaster Entertainment believes that brokers or other nominees do not have discretionary authority to vote on the Merger proposal or the Ticketmaster Entertainment incentive plan proposal, or in the election of Ticketmaster Entertainment directors.

If you are a Ticketmaster Entertainment stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•	your broker or other nominee may not vote your shares on the Merger proposal, which broker non-vote will have the same effect as a vote “AGAINST” this proposal;

•	your broker or other nominee may not vote your shares on the Ticketmaster Entertainment incentive plan proposal, which broker non-votes will have no effect on the vote on this proposal;

•

your broker or other nominee may not vote your shares in the election of Ticketmaster Entertainment directors, which broker non-votes will have no effect on the outcome of the election of Ticketmaster Entertainment directors; and

•	your broker or other nominee may vote your shares on the other proposals to be considered at the Ticketmaster Entertainment annual meeting.

Q:	What constitutes a quorum?

A:	Stockholders who hold a majority in voting power of the Live Nation common stock issued and outstanding as of the close of business on the Live Nation record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Live Nation annual meeting.

Stockholders who hold a majority of the aggregate voting power of the Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock issued and outstanding as of the close of business on the Ticketmaster Entertainment record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Ticketmaster Entertainment annual meeting.

Q:	What vote is required to approve each proposal to be considered at the Live Nation annual meeting?

A:	To issue Live Nation common stock in the Merger: The affirmative vote of a majority of the voting power of the Live Nation shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon is required to approve the share issuance proposal, provided that the total votes cast on the proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting.

To amend Live Nation’s certificate of incorporation: The affirmative vote of a majority of the shares of common stock of Live Nation outstanding as of the Live Nation record date and entitled to vote thereon is required to approve the Live Nation name change proposal.

To elect Live Nation directors: Election of the Class III directors of Live Nation requires the affirmative vote of a plurality of the votes cast at the Live Nation annual meeting. Accordingly, the three director nominees receiving the highest number of votes will be elected.

To amend the Live Nation 2005 Stock Incentive Plan: The affirmative vote of a majority of the total voting power of the Live Nation shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon is required to approve the Live Nation plan amendment proposal, provided that the total votes cast on the proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting.

To act on all other matters: All other matters on the agenda for the Live Nation annual meeting will be decided by the affirmative vote of the holders of a majority of the shares of Live Nation common stock present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon.

Q:	What vote is required to approve each proposal to be considered at the Ticketmaster Entertainment annual meeting?

A.	To adopt the Merger Agreement: The affirmative vote of a majority of the aggregate voting power of the shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class, outstanding as of the Ticketmaster Entertainment record date and entitled to vote at the Ticketmaster Entertainment annual meeting, is required to approve the Merger proposal. Liberty USA Holdings LLC, Ticketmaster Entertainment’s largest stockholder (which is referred to as Liberty Holdings), has agreed to vote the shares of Ticketmaster Entertainment common stock held by it or its affiliates, representing, based on its amended Schedule 13D filed on February 25, 2009, approximately 29% of the outstanding shares of Ticketmaster Entertainment common stock as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting as of that date, for the approval of the Merger proposal.

To elect Ticketmaster Entertainment directors: Election of the Ticketmaster Entertainment directors requires the affirmative vote of a plurality of the votes cast at the Ticketmaster Entertainment annual meeting by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class. Accordingly, the 11 director nominees receiving the highest number of votes will be elected. Until August 20, 2010, Liberty Media Corporation (which is referred to as Liberty Media) and its affiliates have agreed to vote all of the shares of Ticketmaster Entertainment common stock beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Ticketmaster Entertainment board of directors so long as the slate includes the director nominees that Liberty Media has the right to nominate. This voting obligation on Liberty Media’s part arises under a Spinco Agreement (which agreement, as assumed by Ticketmaster Entertainment, is referred to as the Ticketmaster Entertainment Spinco Agreement), certain rights and obligations under which Ticketmaster Entertainment assumed from IAC/InterActiveCorp (which is referred to as IAC) in connection with Ticketmaster Entertainment’s spin-off from IAC in August 2008. Ticketmaster Entertainment’s spin-off from IAC is referred to as the Ticketmaster Entertainment spin-off. For further discussion of the Ticketmaster Entertainment Spinco Agreement, see “Ticketmaster Entertainment Corporate Governance—Certain Relationships and Related Person Transactions—Agreements with Liberty Media—Ticketmaster Entertainment Spinco Agreement” beginning on page 230.

To approve the Ticketmaster Entertainment incentive plan proposal: Approval of the Ticketmaster Entertainment incentive plan proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class. Liberty Holdings has agreed to vote the shares of Ticketmaster Entertainment common stock held by it or its affiliates, representing, based on its amended Schedule 13D filed on February 25, 2009, approximately 29.0% of the outstanding shares of Ticketmaster Entertainment common stock as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting as of that date, for the approval of the Ticketmaster Entertainment incentive plan proposal.

To act on all other matters: All other matters on the agenda for the Ticketmaster Entertainment annual meeting will be decided by the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the Live Nation annual meeting, an abstention, which occurs when a Live Nation stockholder attends the Live Nation annual meeting, either in person or by proxy, but abstains from voting, will have the same effect as a vote “AGAINST” each of the proposals to be considered at the Live Nation annual meeting with the exception of the proposal to elect three Class III Live Nation directors, for which an abstention will have no effect on the outcome of the election. If you are a Live Nation stockholder and you fail to vote (and do not abstain), (i) it will have no effect on the outcome of either the share issuance proposal or the Live Nation plan amendment proposal, but will make it more difficult to meet the NYSE requirement that the total votes cast on each of these proposals represents a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting; (ii) it will have the same effect as a vote “AGAINST” the Live Nation name change proposal; and (iii) it will have no effect on the outcome of the other proposals to be considered at the Live Nation annual meeting.

For the purposes of the Ticketmaster Entertainment annual meeting, an abstention, which occurs when a Ticketmaster Entertainment stockholder attends the Ticketmaster Entertainment annual meeting, either in person or by proxy, but abstains from voting, will have the same effect as a vote “AGAINST” the Merger proposal. For the other proposals to be considered at the Ticketmaster Entertainment annual meeting, an abstention will not be considered to be a vote cast under Ticketmaster Entertainment’s bylaws or under the laws of Delaware (Ticketmaster Entertainment’s state of incorporation), and will have no effect on the outcome of these proposals. If you are a Ticketmaster Entertainment stockholder and you fail to vote, it will have the same effect as a vote “AGAINST” the Merger proposal and will have no effect on the outcome of the other proposals to be considered at the Ticketmaster Entertainment annual meeting, assuming a quorum is present.

Q:	What if I hold stock of both Live Nation and Ticketmaster Entertainment?

A.	If you are a stockholder of both Live Nation and Ticketmaster Entertainment, you will receive two separate packages of proxy materials. A vote as a Ticketmaster Entertainment stockholder for the Merger proposal will not constitute a vote as a Live Nation stockholder for the share issuance proposal or the Live Nation name change proposal, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Live Nation or Ticketmaster Entertainment, or submit separate proxies as both a Live Nation and a Ticketmaster Entertainment stockholder by Internet or telephone.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable annual meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Live Nation or Ticketmaster Entertainment, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•

by logging onto the website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending your annual meeting and voting in person; however, your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action no later than 11:59 p.m., Pacific time, on the day before the date of the applicable annual meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my shares after the applicable record date but before the applicable annual meeting?

A:	The applicable record date for the Live Nation annual meeting or the Ticketmaster Entertainment annual meeting, as the case may be, is earlier than both the date of such meeting and the date that the Merger is expected to be completed. If you transfer your Live Nation common stock or Ticketmaster Entertainment common stock after the applicable record date but before the date of the applicable meeting, you will retain your right to vote at the applicable meeting (provided that such shares remain outstanding on the date of the applicable meeting), but if you are a Ticketmaster Entertainment stockholder you will not have the right to receive any Merger consideration for the transferred shares. In order to receive the Merger consideration, you must hold your Ticketmaster Entertainment common stock through completion of the Merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the applicable annual meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Do I have appraisal rights?

A:	No. Under Delaware law, holders of Live Nation common stock, of Ticketmaster Entertainment common stock or of Ticketmaster Entertainment Series A preferred stock will not be entitled to exercise any appraisal rights in connection with the Merger.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of Ticketmaster Entertainment common stock, you will receive written instructions from BNY Mellon Shareowner Services, the exchange agent, after the Merger is completed on how to exchange your stock certificates for Live Nation common stock.

Live Nation stockholders will not be required to exchange their stock certificates in connection with the Merger. Live Nation stockholders holding stock certificates should keep their stock certificates both now and after the Merger is completed.

Q:	What if I hold Live Nation or Ticketmaster Entertainment employee stock options or other stock-based awards?

A:	Upon the completion of the Merger, all outstanding Ticketmaster Entertainment employee stock options and other stock-based awards will be converted into options and stock-based awards of Live Nation, and those options and awards will entitle the holder to receive Live Nation common stock. The number of shares issuable under those options and awards, and, if applicable, the exercise prices for those options and awards, will be adjusted based on the exchange ratio.

Live Nation stock options and other equity-based awards will remain outstanding and generally will not be affected by the Merger.

Q:	Whom should I contact if I have any questions about the proxy materials or the annual meetings?

A:	If you have any questions about the Merger, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a Live Nation stockholder, you should contact MacKenzie Partners, Inc., Live Nation’s proxy solicitor. If you are a Ticketmaster Entertainment stockholder, you should contact Innisfree M&A Incorporated, Ticketmaster Entertainment’s proxy solicitor. If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. Live Nation and Ticketmaster Entertainment urge you to read carefully this entire joint proxy statement/prospectus, including the annexes. Additional, important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus; see “Where You Can Find More Information” beginning on page 353. Unless stated otherwise, all references in this joint proxy statement/prospectus to Live Nation are to Live Nation, Inc., all references to Ticketmaster Entertainment are to Ticketmaster Entertainment, Inc., all references to Liberty Media are to Liberty Media Corporation, all references to Liberty Holdings are to Liberty Holdings USA, LLC, all references to the Merger Agreement are to the Agreement and Plan of Merger, dated as of February 10, 2009, as it may be amended from time to time, by and among Live Nation, Ticketmaster Entertainment and, from and after its accession thereto, Merger Sub, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and all references to the Merger are to the merger of Ticketmaster Entertainment with and into Merger Sub, a newly formed, wholly owned subsidiary of Live Nation.

The Parties

Live Nation

Live Nation believes that it is the largest producer of live music concerts in the world, based on total attendance at Live Nation events as compared to events of other promoters, annually producing over 22,000 concerts for 1,600 artists in 33 countries. In 2008, Live Nation sold over 50 million concert tickets and drove over 70 million unique visitors to www.livenation.com. Globally, Live Nation owns, operates, has booking rights for and/or has an equity interest in 159 venues, including House of Blues® music venues and prestigious locations such as The Fillmore in San Francisco, the Hollywood Palladium, the Heineken Music Hall in Amsterdam and the O2 Dublin.

For the year ended December 31, 2008, Live Nation had revenues of $4.2 billion and a net loss of $237.8 million, which included a charge related to the impairment of goodwill of $269.9 million.

Live Nation is a holding company and was incorporated in the State of Delaware as CCE Spinco, Inc. on August 2, 2005. Live Nation’s principal offices are located at 9348 Civic Center Drive, Beverly Hills, California, 90210, and its telephone number is (310) 867-7000. Live Nation’s principal website is www.livenation.com. Live Nation common stock is listed on the NYSE, trading under the symbol “LYV.”

Ticketmaster Entertainment

Ticketmaster Entertainment connects the world to live entertainment as the world’s leading live entertainment ticketing and marketing company based on the number of tickets sold. Ticketmaster Entertainment operates in 20 global markets, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the Internet, approximately 7,100 retail outlets and 17 worldwide call centers. Established in 1976, Ticketmaster Entertainment serves more than 10,000 clients worldwide across multiple event categories, providing exclusive ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. In 2008, Ticketmaster Entertainment sold more than 141 million tickets valued at over $8.9 billion on behalf of its clients. In addition, Ticketmaster Entertainment owns a controlling interest in Front Line Management Group, Inc., which is referred to as Front Line, a leading artist management company.

For the year ended December 31, 2008, Ticketmaster Entertainment had revenues of $1.5 billion and a net loss of $1.0 billion, which included a charge related to the impairment of goodwill of $1.1 billion.

Ticketmaster Entertainment is a holding company and was incorporated in the State of Delaware as PerfectMarket, Inc. on September 20, 1995. Ticketmaster Entertainment’s principal offices are located at 8800 West Sunset Blvd., West Hollywood, California 90069, and its telephone number is (310) 360-3300. Ticketmaster Entertainment’s principal website is www.ticketmaster.com. Ticketmaster Entertainment common stock is listed on NASDAQ, trading under the symbol “TKTM.”

Merger Sub

Prior to the completion of the Merger, Live Nation will form Merger Sub as a Delaware limited liability company and an indirect, wholly owned subsidiary of Live Nation. At the completion of the Merger, Ticketmaster Entertainment will merge with and into Merger Sub with Merger Sub continuing as the surviving entity, and Merger Sub will change its name to Ticketmaster Entertainment, LLC and continue to operate as a wholly owned subsidiary of Live Nation.

Prior to the completion of the Merger, Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

The Merger

Each of the boards of directors of Live Nation and Ticketmaster Entertainment has approved the combination of Live Nation and Ticketmaster Entertainment in what the parties intend to be a “merger of equals.” Live Nation and Ticketmaster Entertainment have entered into the Merger Agreement, which provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law, which is referred to as the DGCL, and the Delaware Limited Liability Company Act, upon the completion of the Merger, Ticketmaster Entertainment will merge with and into Merger Sub, an indirect wholly owned subsidiary of Live Nation, with Merger Sub continuing as the surviving entity under the name Ticketmaster Entertainment, LLC and as a wholly owned subsidiary of Live Nation. Upon the completion of the Merger, each share of Ticketmaster Entertainment common stock that is issued and outstanding immediately before the completion of the Merger (other than any shares of Ticketmaster Entertainment common stock held by Live Nation, Ticketmaster Entertainment or Merger Sub which will be cancelled upon the completion of the Merger) will be converted into the right to receive shares of Live Nation common stock as determined by the exchange ratio.

The Merger Agreement provides that the exchange ratio of 1.384 set forth in the Merger Agreement is subject to adjustment to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the Merger collectively receive 50.01% of the voting power of the equity interests of the combined company, which voting equity interests are expected to consist solely of Live Nation common stock after the completion of the Merger. For this purpose, equity interests means any capital stock (which includes shares, interests, participations, rights or other equivalents of corporate stock) and all warrants, options or other rights to acquire capital stock (but excluding any debt security that is convertible into or exchangeable for capital stock). The exchange ratio of 1.384 was calculated based on the voting equity interests of Live Nation and Ticketmaster Entertainment outstanding near the time of the signing of the Merger Agreement and, if the Merger had been completed on that date, would have resulted in the holders of Ticketmaster Entertainment common stock collectively receiving 50.01% of the voting power of the combined company. Accordingly, issuances of voting equity securities by Live Nation after the date of the Merger Agreement will have the effect of increasing the exchange ratio, and issuances of voting equity securities by Ticketmaster Entertainment after the date of the Merger Agreement will have the effect of decreasing the exchange ratio. If the exchange ratio were adjusted as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and based on the outstanding voting equity interests of the two companies as of such date, the 1.384 exchange ratio would have been hypothetically adjusted to 1.474. For information on how to obtain a more current calculation of the hypothetical adjusted exchange ratio, see “Questions and Answers About the Merger and the Annual Meetings” beginning on page 1.

It is currently estimated that Live Nation will issue or reserve for issuance approximately 100 million shares of Live Nation common stock in connection with the Merger, including common stock issuable pursuant to outstanding Ticketmaster Entertainment options and other equity-based awards, although Live Nation may issue or reserve for issuance up to 120 million shares of Live Nation common stock pursuant to this joint proxy statement/prospectus. No fractional shares of Live Nation common stock will be issued in connection with the Merger, and holders of Ticketmaster Entertainment common stock will be entitled to receive cash in lieu thereof. Live Nation stockholders will continue to own their existing shares, which will not be affected by the Merger.

For further discussion of the terms of the Merger, see “The Merger Agreement—Terms of the Merger” beginning on page 126.

Treatment of Stock Options and Other Equity Awards

Ticketmaster Entertainment

Upon the completion of the Merger, all outstanding Ticketmaster Entertainment employee stock options, Ticketmaster Entertainment restricted stock, Ticketmaster Entertainment restricted stock units and Ticketmaster Entertainment director share units, which together are referred to as Ticketmaster Entertainment equity awards, will be converted into corresponding stock options or stock-based awards of Live Nation that will relate to Live Nation common stock instead of Ticketmaster Entertainment common stock, to the extent that they would otherwise be settled for Ticketmaster Entertainment common stock. The number of shares issuable pursuant to Ticketmaster Entertainment equity awards that are converted into corresponding Live Nation awards and, in the case of stock options, the exercise prices of such converted awards, will be adjusted based on the exchange ratio, and such converted awards will be subject to the same vesting and other conditions applicable to the underlying Ticketmaster Entertainment equity awards.

For further discussion of the treatment of Ticketmaster Entertainment equity awards generally, see “The Merger Agreement—Treatment of Ticketmaster Entertainment Stock Options and Other Equity Awards” beginning on page 127. For further discussion of the treatment of Ticketmaster Entertainment equity awards held by certain directors and executive officers of Ticketmaster Entertainment, see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on page 111.

Live Nation

The Merger Agreement does not provide for the modification, accelerated vesting or termination of any Live Nation stock options, Live Nation restricted common stock or other outstanding equity awards of Live Nation, which together are referred to as Live Nation equity awards. Except as otherwise provided under individual employment and equity award grant agreements, Live Nation equity awards will remain outstanding and generally will not be affected by the Merger.

For further discussion of the treatment of Live Nation equity awards held by certain directors and executive officers of Live Nation, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105.

Directors and Executive Officers After the Completion of the Merger

As provided in the Merger Agreement, upon the completion of the Merger, the board of directors of the combined company will initially be made up of 14 directors, with seven individuals designated by Live Nation and seven individuals designated by Ticketmaster Entertainment. Of the seven individuals to be designated by Live Nation, five such individuals must meet the independence standards of the NYSE with respect to Live Nation. Live Nation expects to designate Michael Rapino, Live Nation’s President and Chief Executive Officer and a member of the Live Nation board of directors, to the initial board of directors of the combined company.

Of the seven individuals to be designated by Ticketmaster Entertainment (including up to two directors designated by Liberty Media as provided in the Liberty Stockholder Agreement, who are referred to as Liberty directors) at least three such individuals (including at least one Liberty director) must meet the independence standards of the NYSE with respect to Live Nation. Ticketmaster Entertainment expects to designate Barry Diller, the current chairman of the Ticketmaster Entertainment board of directors, and Irving Azoff, the current Chief Executive Officer of Ticketmaster Entertainment, to the initial board of directors of the combined company. The Merger Agreement provides that the chairman of the Ticketmaster Entertainment board of directors, currently Mr. Diller, will be the chairman of the initial board of directors of the combined company.

The board of directors of the combined company will be divided into three separate classes. The members of the first class will consist of three Ticketmaster Entertainment designees (including one Liberty director assuming Liberty Media designates two directors) and two Live Nation designees and will have terms expiring at the first annual meeting of the combined company’s stockholders after the completion of the Merger. The members of the second class will consist of two Ticketmaster Entertainment designees and three Live Nation designees and will have terms expiring at the second annual meeting of the combined company’s stockholders after the completion of the Merger. The members of the third class will consist of two Ticketmaster Entertainment designees (including one Liberty director assuming Liberty Media designates two directors) and two Live Nation designees and will have terms expiring at the third annual meeting of the combined company’s stockholders after the completion of the Merger.

Upon the completion of the Merger, each committee of the board of directors of the combined company will consist of four directors, two of whom will be designated by the Live Nation directors and two of whom will be designated by the Ticketmaster Entertainment directors, provided that (assuming Liberty Media is eligible to and has designated Liberty directors) one of the two Ticketmaster Entertainment directors serving on each of the Audit Committee and the Compensation Committee will be a Liberty director, subject to such director meeting applicable independence and other requirements for such service.

Upon the completion of the Merger, Live Nation’s President and Chief Executive Officer, currently Mr. Rapino, is expected to serve as the President and Chief Executive Officer of the combined company, and the Chief Executive Officer of Ticketmaster Entertainment, currently Mr. Azoff, is expected to serve as the Executive Chairman of the combined company, which is an executive office to be established in the Live Nation bylaws at the time of the Merger, and is not a board position, although Mr. Azoff is also expected to be designated by Ticketmaster Entertainment as a director of the combined company.

For further discussion of the directors and executive officers of Live Nation after completion of the Merger, see “The Merger—Board of Directors and Executive Officers of Live Nation After the Completion of the Merger; Amendments to Live Nation’s Bylaws” beginning on page 103.

Recommendations of the Live Nation Board of Directors

The Live Nation board of directors recommends that holders of Live Nation common stock vote “FOR” each of the director nominees, “FOR” the share issuance proposal, “FOR” the Live Nation name change proposal and “FOR” each of the other Live Nation proposals described in this joint proxy statement/prospectus.

For further discussion of Live Nation’s reasons for the Merger and the recommendations of the Live Nation board of directors, see “The Merger—Background of the Merger,” “The Merger—Live Nation’s Reasons for the Merger” and “The Merger—Recommendations of the Live Nation Board of Directors with Respect to the Merger” beginning on pages 58, 63 and 67, respectively.

Recommendation of the Ticketmaster Entertainment Board of Directors

The Ticketmaster Entertainment board of directors recommends that holders of Ticketmaster Entertainment stock vote “FOR” each of the director nominees, “FOR” the Merger proposal and “FOR” each of the other Ticketmaster Entertainment proposals described in this joint proxy statement/prospectus.

For further discussion of Ticketmaster Entertainment’s reasons for the Merger and the recommendation of the Ticketmaster Entertainment board of directors, see “The Merger—Background of the Merger,” “The Merger—Ticketmaster Entertainment’s Reasons for the Merger” and “The Merger—Recommendations of the Ticketmaster Entertainment Board of Directors with Respect to the Merger” beginning on pages 58, 67 and 71, respectively.

Opinions of Financial Advisors

Live Nation’s Financial Advisors

The Live Nation board of directors considered the analyses of Goldman, Sachs & Co., which is referred to as Goldman Sachs, and Deutsche Bank Securities Inc., which is referred to as Deutsche Bank. Goldman Sachs rendered an opinion that, as of February 10, 2009 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio pursuant to the Merger Agreement, subject to adjustment as provided in the Merger Agreement, was fair, from a financial point of view, to Live Nation. Deutsche Bank rendered an opinion that, as of February 9, 2009 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio was fair, from a financial point of view, to Live Nation. The full text of the written Goldman Sachs and Deutsche Bank opinions, each of which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the respective opinion, are attached as Annexes E and F, respectively, to this joint proxy statement/prospectus. You are urged to read the opinions carefully in their entirety for a description of such assumptions, procedures, matters and limitations.

Goldman Sachs and Deutsche Bank provided their respective opinions for the use and benefit of the Live Nation board of directors in connection with its consideration of the Merger Agreement and the Merger. The Goldman Sachs and Deutsche Bank opinions were not intended to be and do not constitute a recommendation to any Live Nation stockholder as to how that stockholder should vote or act with respect to the share issuance proposal described in this joint proxy statement/prospectus or any other matter. Goldman Sachs and Deutsche Bank were not requested to opine as to, and their opinions did not in any manner address, Live Nation’s underlying business decision to proceed with or effect the Merger. The summaries of the Goldman Sachs and Deutsche Bank opinions in this joint proxy statement/prospectus are qualified in their entireties by reference to the full text of the respective opinions.

For further discussion of Goldman Sachs’ and Deutsche Bank’s opinions, see “The Merger—Opinions of Live Nation’s Financial Advisors” beginning on page 76. See also Annexes E and F to this joint proxy statement/prospectus.

Ticketmaster Entertainment’s Financial Advisor

The Ticketmaster Entertainment board of directors considered the analyses of Allen & Company LLC, which is referred to as Allen & Co. On February 8, 2009, Allen & Co. delivered its oral opinion to the Ticketmaster Entertainment board of directors, which was subsequently confirmed in writing on February 10, 2009, to the effect that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Merger consideration to be received by the holders of Ticketmaster Entertainment common stock in the Merger was fair, from a financial point of view, to the holders of Ticketmaster Entertainment common stock.

The summary of Allen & Co.’s written opinion is qualified in its entirety by reference to the full text of Allen & Co.’s written opinion, dated February 10, 2009, attached as Annex G to this joint proxy statement/prospectus. You are urged to, and should, read Allen & Co.’s written opinion carefully and in its entirety for a description of the assumption and the review undertaken. Allen & Co.’s written opinion addresses only the fairness, from a financial point of view, of the Merger consideration to be received by the holders of Ticketmaster Entertainment common stock, as of the date of Allen & Co.’s written opinion, and does not constitute a recommendation to any Ticketmaster Entertainment stockholder as to how such stockholder should vote or act on any matter relating to the Merger.

For further discussion of Allen & Co.’s opinion, see “The Merger—Opinion of Ticketmaster Entertainment’s Financial Advisor” beginning on page 94. See also Annex G to this joint proxy statement/prospectus.

Interests of Directors and Executive Officers in the Merger

You should be aware that certain directors and executive officers of Live Nation have interests in the Merger that are different from, or in addition to, the interests of stockholders generally. These interests relate to (i) the appointment of Michael Rapino, currently President and Chief Executive Officer of Live Nation, as President and Chief Executive Officer of the combined company after the Merger (including entry into an amendment to Mr. Rapino’s employment agreement that currently provides for certain compensation (for the amount of benefits, including salary and bonus amounts, accelerated vesting and severance benefits, provided for under Mr. Rapino’s employment agreement, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger—Executive Officers and Certain Key Employees—President and Chief Executive Officer” beginning on page 106)), (ii) the appointment of seven designees of Live Nation (who are expected to include Mr. Rapino and may include other current Live Nation directors) as directors of the combined company after the Merger and (iii) existing employment agreements between Live Nation and certain officers that provide for certain benefits upon and after the completion of the Merger, including accelerated vesting of certain equity awards and/or certain severance benefits upon qualifying terminations that could occur in connection with the Merger (for the amount of benefits, including accelerated vesting and severance benefits, provided for under certain employment agreements, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger—Executive Officers and Certain Key Employees” beginning on page 106).

If the Merger had closed on October 28, 2009, the most recent practicable date before the printing of this joint proxy statement/prospectus, the aggregate value of benefits that officers and directors of Live Nation as a group would have received in the transaction which regular stockholders would not, including compensatory equity awards vesting on an accelerated basis and cash bonuses payable, in each case, upon closing of the Merger, would have been approximately $6.4 million. For purposes of the preceding sentence, the value of accelerated equity awards vesting upon closing of the Merger has been determined by multiplying the closing price of a share of Live Nation common stock on October 28, 2009 ($6.78) by the number of shares subject to equity awards vesting on an accelerated basis and, in the case of stock options, reducing such amount by the applicable exercise price. In addition, upon closing of the Merger, Mr. Rapino will receive an increase in annual salary of $0.5 million, an increase in annual bonus opportunity of up to $1.0 million and a grant of 350,000 restricted common shares of the combined company with a current value of approximately $2.4 million (determined by multiplying the closing price of a share of Live Nation common stock on October 28, 2009 ($6.78) by the number of restricted shares granted). For further discussion and quantification of interests of Live Nation directors and executive officers in the Merger, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105.

You should also be aware that certain directors and executive officers of Ticketmaster Entertainment have interests in the Merger that are different from, or in addition to, the interests of stockholders generally. These interests include (i) the appointment of Irving Azoff, currently Chief Executive Officer of Ticketmaster Entertainment, as Executive Chairman of the combined company after the Merger, (ii) the appointment of seven designees of Ticketmaster Entertainment (who are expected to include Mr. Azoff and Mr. Diller and may include other current Ticketmaster Entertainment directors) as directors of the combined company after the Merger, (iii) existing employment agreements between Ticketmaster Entertainment and certain officers, including Mr. Azoff, that provide for severance benefits upon qualifying terminations that could occur in connection with the Merger (for the amount of severance benefits provided for under such employment agreements, see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger—Executive Officers” beginning on page 106), (iv) in the case of Mr. Azoff, the acceleration of vesting of a stock option with respect to 2,000,000 shares of Ticketmaster Entertainment common stock (see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger—Executive Officers—Irving L. Azoff—2009 Employment Agreement” beginning on page 112) and (v) the right to continued indemnification and insurance coverage for directors and executive officers of Ticketmaster Entertainment pursuant to the terms of the Merger Agreement.

If the Merger had closed on October 28, 2009, the most recent practicable date before the printing of this joint proxy statement/prospectus, the aggregate value of benefits that officers and directors of Ticketmaster Entertainment as a group would have received in the transaction which regular stockholders would not, including cash bonuses payable, would have been approximately $2.0 million. In addition, upon closing of the Merger, Mr. Azoff will receive an additional annual bonus opportunity of up to $2.0 million, will become entitled to the right to a make-whole payment equal to the difference, on a specified future date, between $15.0 million and the market value of 1,000,000 previously granted shares of restricted Ticketmaster Entertainment common stock, and will commence vesting with respect to 397,399 previously granted Ticketmaster Entertainment restricted stock units with a current value of approximately $4.0 million (determined by multiplying the closing price of a share of Live Nation common stock on October 28, 2009 ($6.78) by 585,766 (the product of the 397,399 times the hypothetical exchange ratio of 1.474)). For further discussion of interests of Ticketmaster Entertainment directors and executive officers in the Merger, see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on page 111.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code. It is a condition to the completion of the Merger that Live Nation and Ticketmaster Entertainment receive written opinions from their respective counsel, dated as of the closing date of the Merger, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, each of Live Nation and Ticketmaster Entertainment has received a legal opinion to the same effect. Accordingly, holders of Ticketmaster Entertainment common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Ticketmaster Entertainment common stock for Live Nation common stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares of Live Nation common stock.

For further discussion of the material U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 123.

Holders of Ticketmaster Entertainment common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger.

Accounting Treatment of the Merger

Although management of Live Nation and Ticketmaster Entertainment consider the Merger to be a “merger of equals,” the Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles, which are referred to as GAAP, and Live Nation is the deemed accounting acquirer and Ticketmaster Entertainment is the deemed accounting acquiree. For further discussion of the accounting treatment of the Merger, see “The Merger—Accounting Treatment” beginning on page 118.

No Appraisal Rights

Under Section 262 of the DGCL, neither holders of Live Nation common stock nor holders of Ticketmaster Entertainment common stock or Ticketmaster Entertainment Series A preferred stock will have appraisal rights in connection with the Merger.

Regulatory Matters

The Merger is subject to the expiration or termination of the applicable waiting periods under the U.S. antitrust laws and certain foreign governments’ merger control regulations. The Merger Agreement requires Live Nation and Ticketmaster Entertainment to satisfy any conditions or divestiture requirements imposed upon them by regulatory authorities, unless the conditions or divestitures would reasonably be expected to materially impair the business operations of the combined company after completion of the Merger. Subject to the terms and conditions of the Merger Agreement, each party agreed to use its reasonable best efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain, as promptly as practicable, the required regulatory approvals in order to complete the Merger or any of the other transactions contemplated by the Merger Agreement. The required regulatory approvals may not be obtained before stockholders vote on the Merger. For further discussion of regulatory matters relating to the Merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 120.

Conditions to Completion of the Merger

The parties expect to complete the Merger after all of the conditions to the Merger in the Merger Agreement are satisfied or waived, including after Live Nation and Ticketmaster Entertainment receive stockholder approvals at their respective annual meetings and receive all required regulatory approvals. The parties currently expect to complete the Merger in the first quarter of 2010. It is possible, however, that factors outside of each company’s control could require them to complete the Merger at a later time or not to complete it at all.

The obligations of Live Nation and Ticketmaster Entertainment to complete the Merger are each subject to the satisfaction of the following conditions:

•	approval by Ticketmaster Entertainment stockholders of the Merger proposal;

•	approval by Live Nation stockholders of the share issuance proposal;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Act, which is referred to as the HSR Act;

•	receipt of other required regulatory approvals;

•

other than with respect to foreign antitrust matters, absence of any injunctions or other legal restraints, or action taken by any government entity, preventing the completion of the Merger or that would reasonably be expected to impose any restriction upon the combined company that would reasonably be expected to have a material adverse effect on the combined company after the completion of the Merger;

•

effectiveness of this joint proxy statement/prospectus and the absence of a stop order or proceedings threatened or initiated by the Securities and Exchange Commission, which is referred to as the SEC, for that purpose;

•	authorization of the listing of the shares of Live Nation common stock to be issued in the Merger on the NYSE, subject to official notice of issuance;

•

receipt of all consents of lenders party to the Ticketmaster Entertainment credit facility necessary to allow the facility to remain in effect after the completion of the Merger with no default or event of default under the facility resulting from the Merger (on May 12, 2009, Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility, which, subject to certain conditions, will become effective at the completion of the Merger and, among other things, will permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117);

•

receipt by Ticketmaster Entertainment of an “unqualified tax opinion” (within the meaning of the tax sharing agreement by and among IAC, Ticketmaster Entertainment and certain other parties) with respect to the transactions contemplated by the Merger Agreement, dated as of the closing date of the Merger, and IAC’s written acknowledgement that such opinion is in form and substance satisfactory to IAC;

•	the truth and correctness of the other party’s representations and warranties in the Merger Agreement (in some instances without giving effect to any materiality qualifications);

•	the prior performance by the other party, in all material respects, of all of its material obligations under the Merger Agreement;

•	receipt of a certificate executed by an executive officer of the other party as to the satisfaction of the conditions described in the preceding two bullets;

•	the absence of any event or development that has had or would reasonably be excepted to have, individually or in the aggregate, a material adverse effect on the other party; and

•

receipt of a legal opinion from that party’s counsel, dated as of the closing date of the Merger, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

The Merger Agreement provides that any or all of these conditions may be waived, in whole or in part, by Live Nation or Ticketmaster Entertainment, to the extent legally allowed; provided that neither party may waive the tax opinion condition described in the last bullet above following the approval of the Merger by such party’s stockholders, unless further stockholder approval is obtained with appropriate disclosure. Neither Ticketmaster Entertainment nor Live Nation currently expects to waive any material condition to the completion of the Merger. For further discussion of the conditions to the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 129.

No Solicitation of Other Offers

In the Merger Agreement, each of Live Nation and Ticketmaster Entertainment has agreed that it will not directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate an alternative acquisition proposal with respect to it or any inquiry that may reasonably be expected to lead to such an alternative acquisition proposal (as described below under the section entitled “The Merger Agreement—No Solicitations” beginning on page 135);

•

participate in any discussions or negotiations regarding, or furnish any information with respect to, or cooperate in any way with respect to an alternative acquisition proposal with respect to it or any inquiry that may reasonably be expected to lead to such an alternative acquisition proposal;

•

enter into any letter of intent, memorandum of understanding, agreement or arrangement constituting or related to, or that would reasonably be expected to lead to, an alternative acquisition proposal with respect to it, or cause it to abandon or delay the Merger or otherwise interfere with or be inconsistent with the Merger; or

•

take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in its certificate of incorporation or bylaws, inapplicable to any alternative transaction.

The Merger Agreement does not, however, prohibit either party from considering a bona fide written alternative acquisition proposal from a third party prior to the receipt of stockholder approval if specified conditions are met. For further discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement—No Solicitations” beginning on page 135.

Termination of the Merger Agreement

Generally, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the completion of the Merger (except as specified below, including after the required Live Nation stockholder approval or Ticketmaster Entertainment stockholder approval is obtained):

•	by mutual written consent of Live Nation and Ticketmaster Entertainment; or

•	by either party, if:

¡

the Merger has not been completed on or before 12:01 a.m., Eastern standard time, on February 10, 2010; provided that each party has the right, in its discretion, to extend such termination date to May 10, 2010 if the only unsatisfied conditions to the completion of the Merger are those involving expiration or termination of the applicable waiting period under U.S. antitrust laws, receipt of certain consents or absence of legal restraints;

¡

other than with respect to foreign antitrust matters, a governmental entity issues a final and non-appealable order, decree or ruling or takes any other action (including the failure to have taken an action) having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

¡	the required approval by the stockholders of Live Nation or Ticketmaster Entertainment has not been obtained at the respective stockholders meeting (or at any adjournment or postponement thereof);

¡

the consents of lenders party to the Ticketmaster Entertainment credit facility necessary to allow the facility to remain in effect after the completion of the Merger with no default or event of default under the facility resulting from the Merger have not been obtained by June 10, 2009 (on May 12,

2009, Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility, which, subject to certain conditions, will become effective at the completion of the Merger and, among other things, will permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117);

¡

the other party has breached any of its agreements or representations in the Merger Agreement, in a way that the conditions to such non-breaching party’s obligation to complete the Merger would not then be satisfied and such breach is either incurable or not cured by the earlier of 30 days after written notice of such breach is received by the breaching party or the termination date as described in the first bullet above; or

¡	prior to obtaining the requisite stockholder approval, the board of directors of the other party changes its recommendation that its stockholders vote in favor of the Merger.

For further discussion of termination of the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 141.

Termination Fees and Expenses

The Merger Agreement contains a reciprocal termination fee of $15 million, plus reasonable fees and expenses, payable under the circumstances described below:

•

to the terminating party by the other party if the termination is due to, or deemed to be due to, the board of directors of the other party making a recommendation change or the other party failing to substantially comply with its obligations relating to soliciting the requisite stockholder approval.

•

by Live Nation to Ticketmaster Entertainment or Ticketmaster Entertainment to Live Nation, as applicable, in a situation that satisfies each of the following conditions (with such termination fee payable by the party that entered into or completed the alternative acquisition proposal described below):

¡

Live Nation or Ticketmaster Entertainment or their respective stockholders receive an alternative acquisition proposal prior to such party’s stockholder meeting for the purpose of obtaining the required stockholder approval;

¡

thereafter, the Merger Agreement is terminated due to either (i) the Merger not being completed on or before February 10, 2010 (only to the extent that the party receiving the alternative acquisition proposal has not held a meeting to obtain the requisite stockholder approval) or (ii) the party receiving the alternative acquisition proposal failing to receive the requisite stockholder approval at a duly convened meeting of its stockholders; and

¡

within 12 months following termination of the Merger Agreement, the party receiving the alternative acquisition proposal enters into or completes an alternative acquisition proposal with respect to at least 40% of such party’s stock or assets.

•

by Live Nation to Ticketmaster Entertainment or Ticketmaster Entertainment to Live Nation, as applicable, in a situation that satisfies each of the following conditions (with such termination fee payable by the party that entered into or completed the alternative acquisition proposal described below):

¡	Live Nation or Ticketmaster Entertainment or their respective stockholders receive an alternative acquisition proposal prior to termination of the Merger Agreement;

¡

thereafter, the Merger Agreement is terminated due to a breach of, or failure by the party receiving the alternative acquisition proposal to perform, its covenants, agreements or representations and warranties contained in the Merger Agreement (other than the circumstance in which the party receiving an alternative acquisition proposal failing to substantially comply with its obligations relating to soliciting its requisite stockholder approval); and

¡

within 12 months following termination of the Merger Agreement, the party receiving the alternative acquisition proposal enters into or completes an alternative acquisition proposal with respect to at least 40% of such party’s stock or assets.

This termination fee could discourage other companies from seeking to acquire or enter into a business combination transaction with either Live Nation or Ticketmaster Entertainment. For further discussion of termination fees and expenses, see “The Merger Agreement—Effect of Termination; Termination Fees and Expenses” beginning on page 142.

Agreements Related to the Merger

In connection with the execution of the Merger Agreement, Liberty Holdings and Live Nation entered into a Voting Agreement, which is referred to as the Liberty Voting Agreement, pursuant to which, among other things, Liberty Holdings has agreed to vote shares of Ticketmaster Entertainment common stock owned by it or its affiliates as of the record date for any Ticketmaster Entertainment stockholder meeting in favor of the Merger proposal and the Ticketmaster Entertainment incentive plan proposal and any shares of Live Nation common stock held by it or its affiliates as of the record date for any Live Nation stockholder meeting in favor of the share issuance proposal. As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, Liberty Holdings, based on its amended Schedule 13D filed on February 25, 2009, was the record and beneficial owner of 16,643,957 shares of Ticketmaster Entertainment common stock, representing approximately 29.0% of the shares of Ticketmaster Entertainment common stock outstanding as of that date. For further discussion of the Liberty Voting Agreement, see “Agreements Related to the Merger—Liberty Voting Agreement” beginning on page 145.

Also in connection with the execution of the Merger Agreement, Liberty Media, Liberty Holdings, Live Nation and Ticketmaster Entertainment entered into the Liberty Stockholder Agreement granting Liberty Media certain board designation and registration rights, including the right to nominate up to two directors for election to the board of directors of the combined company so long as Liberty Media continues to meet specified stock ownership requirements. For further discussion of the Liberty Stockholder Agreement, see “Agreements Related to the Merger—Liberty Stockholder Agreement” beginning on page 146.

Matters to Be Considered at the Annual Meetings

Live Nation

Live Nation stockholders will be asked to vote on the following proposals:

•	to approve the share issuance proposal;

•	to approve the Live Nation name change proposal;

•	to elect three directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified;

•	to ratify the appointment of Ernst & Young LLP as Live Nation’s independent registered public accounting firm for the 2009 fiscal year;

•	to approve the Live Nation plan amendment proposal;

•	to approve the adjournment of the Live Nation annual meeting, if necessary, to solicit additional proxies; and

•	to conduct any other business as may properly come before the Live Nation annual meeting or any adjournment or postponement thereof.

Approval of the share issuance proposal is required for the completion of the Merger. The approval of the share issuance proposal is not conditioned on the approval of the Live Nation name change proposal or any other Live Nation proposal; however, the Live Nation name change will be effected only if the Merger has taken place and is therefore contingent on approval of the share issuance proposal.

The Live Nation board of directors recommends that Live Nation stockholders vote “FOR” all of the proposals set forth above. For further discussion of the Live Nation annual meeting, see “Live Nation Annual Meeting” beginning on page 151.

Ticketmaster Entertainment

Ticketmaster Entertainment stockholders will be asked to vote on the following proposals:

•	to approve the Merger proposal;

•	to elect 11 directors to hold office until the 2010 annual meeting of stockholders and until their respective successors have been elected and qualified;

•	to ratify the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the 2009 fiscal year;

•	to approve the Ticketmaster Entertainment incentive plan proposal;

•	to approve the adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies; and

•	to conduct any other business as may properly come before the Ticketmaster Entertainment annual meeting or any adjournment or postponement thereof.

Only the approval of the Merger proposal is required for the completion of the Merger.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” all of the proposals set forth above. For further discussion of the Ticketmaster Entertainment annual meeting, see “Ticketmaster Entertainment Annual Meeting” beginning on page 205.

Voting by Live Nation and Ticketmaster Entertainment Directors and Executive Officers and Liberty Media

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, directors and executive officers of Live Nation and their affiliates owned and were entitled to vote 9,128,220 shares of Live Nation common stock, or approximately 10.8% of the shares of Live Nation common stock outstanding on that date. As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, directors and executive officers of Ticketmaster Entertainment and their affiliates owned and were entitled to vote 2,781,712 shares of Ticketmaster Entertainment common stock and 1,750,000 shares of Ticketmaster Entertainment Series A preferred stock, or approximately 4.8% of the shares of Ticketmaster Entertainment common stock outstanding on that date and 100% of the shares of Ticketmaster Entertainment Series A preferred stock outstanding on that date. Such Ticketmaster Entertainment shares represent collectively approximately 7.7% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting based on the number of Ticketmaster Entertainment shares outstanding as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus. In addition, as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, Liberty Holdings, based on its amended Schedule 13D filed on February 25, 2009, was entitled to vote 16,643,957 shares of Ticketmaster Entertainment common stock, or approximately 29.0% of the shares of Ticketmaster Entertainment common stock outstanding on that date, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting based on the number of Ticketmaster Entertainment shares outstanding as of that date.

Pursuant to the Ticketmaster Entertainment Spinco Agreement, until August 20, 2010, Liberty Media and its affiliates have agreed to vote all of the shares of Ticketmaster Entertainment common stock beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Ticketmaster Entertainment board of directors so long as the slate includes the director nominees that Liberty Media has the right to nominate.

Rights of Ticketmaster Entertainment Stockholders Will Change as a Result of the Merger

Ticketmaster Entertainment stockholders receiving Merger consideration will have different rights once they become Live Nation stockholders, due to differences between the governing documents of Live Nation and Ticketmaster Entertainment. These differences are described in detail under “Comparison of Rights of Live Nation Stockholders and Ticketmaster Entertainment Stockholders” beginning on page 341.

Litigation Relating to the Merger

Ticketmaster Entertainment and each of its directors have been named as defendants in two lawsuits filed in the Superior Court of California, Los Angeles County, which is referred to as the Court, challenging the Merger: McBride v. Ticketmaster Entertainment, Inc., No. BC407677, and Police and Fire Retirement System of the City of Detroit v. Ticketmaster Entertainment, Inc., No. BC408228. These actions were consolidated under the caption In re Ticketmaster Entertainment Shareholder Litigation, Lead Case No. BC407677, by a court order dated March 30, 2009. The plaintiffs filed an amended complaint in the consolidated action on July 2, 2009 and a second amended complaint on September 10, 2009 which superseded the earlier complaints. The second amended consolidated complaint generally alleges that Ticketmaster Entertainment and its directors breached their fiduciary duties by entering into the Merger Agreement without regard to the fairness of the Merger Agreement to the Ticketmaster Entertainment stockholders and by failing to obtain adequate consideration for shares of Ticketmaster Entertainment common stock. The second amended consolidated complaint also alleges that the preliminary joint proxy statement/prospectus of Live Nation and Ticketmaster Entertainment, which is a part of Amendment No. 1 to the Registration Statement of Live Nation that was filed with the SEC on July 1, 2009, contains material omissions and misstatements. Live Nation and Ticketmaster Entertainment’s financial advisor, Allen & Co., are also named as defendants in the consolidated action and are charged with aiding and abetting the Ticketmaster Entertainment directors’ alleged breaches of fiduciary duty. Among other things, the second amended consolidated complaint seeks an injunction barring the completion of the Merger until an adequate proxy statement is filed and Ticketmaster Entertainment and its directors have completed a proper process for selling Ticketmaster Entertainment or evaluating its strategic alternatives, rescission of the Merger Agreement, compensatory damages, and attorneys’ fees and expenses. Plaintiffs have filed a motion for leave to file a third amended complaint that is presently pending with the Court. Ticketmaster Entertainment and Live Nation believe the litigation is without merit and intend to defend it vigorously.

SELECTED HISTORICAL FINANCIAL DATA OF LIVE NATION

The following table sets forth certain of Live Nation’s consolidated or combined financial data as of and for each of the periods indicated. The financial information for each of the three years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 is derived from Live Nation’s audited consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus, as updated by Live Nation’s Current Report on Form 8-K filed with the SEC on May 28, 2009. The financial information for the years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004 is derived from Live Nation’s historical consolidated or combined financial statements, which are not included or incorporated by reference into this joint proxy statement/prospectus. The consolidated financial information as of and for the six-month periods ended June 30, 2008 and 2009 is derived from Live Nation’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. In Live Nation’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the six months ended June 30, 2009 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2009. For more information regarding Live Nation, see “Where You Can Find More Information” beginning on page 353.

The selected historical financial data below should be read in conjunction with the consolidated or combined financial statements and their accompanying notes that are incorporated by reference into this document.

	Year Ended December 31, (1) (2)					Six Months Ended June 30,
(in thousands, except per share data)	2008	2007	2006	2005	2004	2009	2008
Results of Operations Data:
Revenue	$4,166,838	$3,755,470	$3,294,471	$2,571,883	$2,461,363	$1,562,273	$1,662,424
Operating expenses:
Direct operating expenses	3,324,672	3,003,610	2,678,869	2,026,881	1,936,527	1,218,723	1,294,027
Selling, general and administrative expenses	655,351	592,983	468,970	440,595	398,143	308,275	321,066
Depreciation and amortization	147,467	116,834	123,628	59,577	58,745	80,298	67,271
Goodwill impairment	269,902	—	—	—	—	—	—
Loss (gain) on sale of operating assets	1,108	(20,654)	(9,987)	4,993	6,409	(986)	449
Corporate expenses	52,498	45,854	33,863	50,715	31,386	25,094	22,115
Acquisition transaction expenses	—	—	—	—	—	18,735	—

Operating income (loss)	(284,160)	16,843	(872)	(10,878)	30,153	(87,866)	(42,504)
Interest expense	70,670	65,006	37,194	5,961	3,090	33,264	34,087
Interest expense with Clear Channel Communications	—	—	—	46,437	42,355	—	—
Interest income	(10,192)	(13,476)	(11,025)	(1,461)	(2,499)	(1,671)	(5,428)
Equity in (earnings) losses of non-consolidated affiliates	(2,264)	5,058	(1,716)	3,437	(1,106)	(1,483)	1,108
Other expense (income)—net	(28)	(147)	(489)	222	1,417	609	(1,115)

Loss from continuing operations before income taxes	(342,346)	(39,598)	(24,836)	(65,474)	(13,104)	(118,585)	(71,156)
Income tax expense (benefit):
Current	(24,057)	5,625	8,268	(53,543)	(68,032)	12,672	(5,552)
Deferred	8,132	7,649	10,334	87,776	54,411	(1,292)	5,662

Income (loss) from continuing operations	(326,421)	(52,872)	(43,438)	(99,707)	517	(129,965)	(71,266)
Income (loss) from discontinued operations, net of taxes	88,596	45,552	24,205	(25,676)	19,043	—	28,906

Net income (loss)	(237,825)	(7,320)	(19,233)	(125,383)	19,560	(129,965)	(42,360)
Net income (loss) attributable to minority interests	1,587	7,869	12,209	5,236	3,300	(60)	(4,467)

Net income (loss) attributable to Live Nation, Inc.	$(239,412)	$(15,189)	$(31,442)	$(130,619)	$16,260	$(129,905)	$(37,893)

Basic and diluted income (loss) per common share attributable to common stockholders:
Loss from continuing operations attributable to Live Nation, Inc.	$(4.30)	$(0.89)	$(0.85)	$(1.57)		$(1.59)	$(0.89)
Income (loss) from discontinued operations	$1.16	$0.67	$0.37	$(0.39)		$—	$0.39

Net loss attributable to Live Nation, Inc.	$(3.14)	$(0.22)	$(0.48)	$(1.96)		$(1.59)	$(0.50)

Cash dividends per share	—	—	—	—		—	—

	As of December 31, (1) (2)					As of June 30,
(in thousands)	2008	2007	2006	2005	2004	2009	2008
Balance Sheet Data:
Total assets	$2,476,723	$2,749,820	$2,225,002	$1,776,584	$1,478,706	$3,136,584	$3,357,437
Long-term debt, net of discount (including current maturities)	$824,120	$753,017	$639,146	$366,841	$650,675	$791,463	$728,394
Redeemable preferred stock	$40,000	$40,000	$40,000	$40,000	$—	$40,000	$40,000
Live Nation, Inc. business/stockholders’ equity	$681,921	$934,372	$638,662	$636,700	$156,976	$574,701	$922,993

(1)	Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this schedule of Selected Historical Financial Data.

(2)	Prior to Live Nation’s December 2005 separation from Clear Channel Communications, Inc., which is referred to as Clear Channel, the combined financial statements include amounts that comprise businesses included in the consolidated financial statements and accounting records of Clear Channel, using the historical bases of assets and liabilities of the entertainment business. As a result of the separation, Live Nation recognized the par value and additional paid-in capital in connection with the issuance of Live Nation common stock in exchange for the net assets contributed at that time.

SELECTED HISTORICAL FINANCIAL DATA OF TICKETMASTER ENTERTAINMENT

The following table sets forth certain of Ticketmaster Entertainment’s consolidated financial data as of and for each of the periods indicated. The financial information for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008, is derived from Ticketmaster Entertainment’s audited consolidated financial statements which are included elsewhere in this joint proxy statement/prospectus. The financial information for the year ended December 31, 2005 and as of December 31, 2006 is derived from Ticketmaster Entertainment’s audited consolidated financial statements and the notes thereto. The financial information for the year ended December 31, 2004 and as of December 31, 2004 and 2005 is derived from Ticketmaster Entertainment’s unaudited consolidated financial statements and the notes thereto. The consolidated financial information as of and for the six-month periods ended June 30, 2008 and 2009 is derived from Ticketmaster Entertainment’s unaudited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. In Ticketmaster Entertainment’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of Ticketmaster Entertainment’s financial position and results of operations for such periods. Interim results for the six months ended June 30, 2009 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2009.

The selected historical financial data below should be read in conjunction with the consolidated financial statements and their accompanying notes that are included elsewhere in this document.

	Year Ended December 31,					Six Months Ended June 30,
(in thousands, except per share data)	2008 (2)	2007 (2)	2006 (2)	2005 (2)	2004 (2)	2009 (2)	2008 (2)
Consolidated Statement of Operations Data:
Revenue	$1,454,525	$1,240,477	$1,062,672	$928,704	$747,838	$728,872	$731,350
Operating (loss) income	(954,143)	216,316	224,891	166,015	112,404	40,322	86,967
Net (loss) income attributable to Ticketmaster Entertainment, Inc.	(1,005,499)	169,351	176,701	117,699	69,023	14,126	55,719
Net (loss) earnings per share available to common stockholders:
Basic (1)	$(17.84)	$3.01	$3.15	$2.10	$1.23	$0.25	$0.99
Diluted (1)	$(17.84)	$3.01	$3.15	$2.10	$1.23	$0.24	$0.99
Shares used in computing earnings per share:
Basic (1)	56,353	56,171	56,171	56,171	56,171	57,330	56,171
Diluted (1)	56,353	56,171	56,171	56,171	56,171	59,341	56,171
Consolidated Balance Sheet Data (end of period):
Working capital	$163,117	$269,917	$59,642	$96,477	$63,222	$189,593	$185,361
Total assets	1,706,567	2,306,534	1,815,711	1,772,430	1,593,879	1,866,645	2,734,035
Long-term debt	865,000	—	—	—	—	865,000	—
Redeemable preferred stock	9,888	—	—	—	—	13,009	—
Redeemable noncontrolling interests	42,483	7,812	669	—	3,485	45,736	7,331
Noncontrolling interests	28,172	—	—	—	—	25,015	—
Total equity	193,631	N/A	N/A	N/A	N/A	214,063	N/A
Total invested equity (3)	N/A	1,739,177	1,357,837	1,353,045	1,270,899	N/A	2,052,615

(1)	For the years ended December 31, 2007, 2006, 2005 and 2004, and the period ended June 30, 2008, Ticketmaster Entertainment computed primary and diluted earnings per share using the number of shares of Ticketmaster Entertainment common stock outstanding immediately following the Ticketmaster Entertainment spin-off, as if such shares were outstanding for the entire period.

(2)	In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Financial Statements—An Amendment of Accounting Research Bulletin No. 151, which is referred to as SFAS No. 160, which changes the accounting and reporting for minority interests. Ticketmaster Entertainment adopted SFAS No. 160 on January 1, 2009. SFAS No. 160 is applied prospectively, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. As a result of the adoption, Ticketmaster Entertainment has reclassified its presentation of historical financial data for certain noncontrolling interests from liabilities to a component of equity.

(3)	Total invested equity includes invested capital and receivables from IAC prior to the Ticketmaster Entertainment spin-off.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined financial information is designed to show how the Merger might have affected historical financial statements if the Merger had been completed at an earlier time and was prepared based on the historical financial results reported by Live Nation and Ticketmaster Entertainment. The following should be read in connection with “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 316 and the audited and unaudited consolidated financial statements of Live Nation, which are incorporated by reference into this joint proxy statement/prospectus (see “Where You Can Find More Information” beginning on page 353), and of Ticketmaster Entertainment, which are included elsewhere in this joint proxy statement/prospectus.

Although management of Live Nation and Ticketmaster Entertainment consider the Merger to be a “merger of equals,” the Merger will be accounted for as a business combination under the acquisition method of accounting and Live Nation is the deemed accounting acquirer and Ticketmaster Entertainment is the deemed accounting acquiree. The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Merger are based upon the acquisition method of accounting in accordance with Statement of Financial Accounting Standards No. 141(R), Business Combinations, which is referred to as SFAS 141(R), and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet as of June 30, 2009 combines the historical consolidated balance sheets of Live Nation and Ticketmaster Entertainment and gives effect to the Merger as if it had been completed on June 30, 2009. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 combine the historical consolidated statements of operations of Live Nation and Ticketmaster Entertainment for their respective six months ended June 30, 2009 and year ended December 31, 2008 and give effect to the Merger as if it had been completed on January 1, 2008. The historical consolidated financial statement information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. Additionally, the historical consolidated financial information has been adjusted to give pro forma effect to the Ticketmaster Entertainment spin-off as if it had occurred on January 1, 2008.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the Merger is completed. The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the Merger. These financial statements also do not include any integration costs, dissynergies or estimated future transaction costs, except for fixed contractual transaction costs, that the companies may incur related to the Merger as part of combining the operations of the companies. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information (see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 316), the preliminary acquisition-date fair value of the identifiable assets acquired, liabilities assumed and Ticketmaster Entertainment noncontrolling interests reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual amounts that will be recorded upon completion of the Merger.

(in thousands, except per share data)	Year Ended December 31, 2008	Six Months Ended June 30, 2009
Pro Forma Results of Operations Data:
Revenue	$5,538,286	$2,273,056
Operating loss	(1,263,423)	(26,504)
Loss from continuing operations before income taxes	(1,391,866)	(87,900)
Net loss from continuing operations attributable to Live Nation and Ticketmaster Entertainment	(1,377,309)	(99,638)
Net loss from continuing operations per common share attributable to common stockholders:
Basic and diluted	$(8.64)	$(0.60)
Weighted average common shares outstanding:
Basic and diluted	159,354	166,180

(in thousands)	As of June 30, 2009
Pro Forma Balance Sheet Data:
Cash and cash equivalents	$1,085,902
Total assets	5,627,552
Total current liabilities	2,231,726
Long-term debt, net of discount	1,570,996
Total Live Nation and Ticketmaster Entertainment stockholders’ equity	1,275,856
Total stockholders’ equity	1,362,654

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table shows per share data regarding net income (loss) from continuing operations, book value and cash dividends for Live Nation and Ticketmaster Entertainment on a historical and pro forma combined basis. The pro forma book value information was computed as if the Merger had been completed on June 30, 2009. The pro forma net income (loss) from continuing operations information was computed as if the Merger had been completed on January 1, 2008. The Ticketmaster Entertainment pro forma equivalent information was calculated by multiplying the corresponding pro forma combined data by a hypothetical adjusted exchange ratio of 1.475 based on the outstanding voting equity interests of the two companies as of June 30, 2009, which exchange ratio will vary from the final adjusted exchange ratio at the time of the closing of the Merger. This information shows how each share of Ticketmaster Entertainment common stock would have participated in the combined company’s net income (loss) from continuing operations and book value if the Merger had been completed on the relevant dates. These amounts do not necessarily reflect future per share amounts of net income (loss) from continuing operations and book value of the combined company.

The following unaudited comparative per share data are derived from the historical consolidated financial statements of each of Live Nation and Ticketmaster Entertainment. The information below should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes of Live Nation, which are incorporated by reference into this joint proxy statement/prospectus (see “Where You Can Find More Information” beginning on page 353), and of Ticketmaster Entertainment, which are included elsewhere in this joint proxy statement/prospectus. You are urged to also read “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 316.

	As of and for the Year Ended December 31, 2008	As of and for the Six Months Ended June 30, 2009
Live Nation Historical Data
Net income (loss) from continuing operations per common share attributable to common stockholders — basic and diluted	$(4.30)	$(1.59)
Book value per share(1)	8.74	6.87
Cash dividends	—	—
Ticketmaster Entertainment Historical Data
Net income (loss) from continuing operations per common share attributable to common stockholders:
Basic	$(17.84)	$0.25
Diluted	(17.84)	0.24
Book value per share(1)	2.89	3.30
Cash dividends	—	—
Combined Company Pro Forma Data
Net income (loss) from continuing operations per common share attributable to common stockholders — basic and diluted	$(8.64)	$(0.60)
Book value per share(1)	N/A	7.58
Cash dividends	—	—
Ticketmaster Entertainment Pro Forma Equivalent Data(2)
Net income (loss) from continuing operations per common share attributable to common stockholders — basic and diluted	$(12.74)	$(0.89)
Book value per share(1)	N/A	11.18
Cash dividends	—	—

(1)	Computed using book value attributable to Live Nation and/or Ticketmaster Entertainment, as applicable, excluding book value attributable to minority interests, divided by the number of shares of common stock outstanding at the stated balance sheet date.

(2)	Ticketmaster Entertainment pro forma equivalent amounts are calculated by multiplying pro forma combined per share amounts by a hypothetical adjusted exchange ratio of 1.475 calculated as of June 30, 2009.

MARKET PRICES, DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of Live Nation common stock, which trades on the NYSE under the symbol “LYV,” and Ticketmaster Entertainment common stock, which trades on NASDAQ under the symbol “TKTM.” Ticketmaster Entertainment common stock did not begin trading on NASDAQ until August 12, 2008; the Ticketmaster Entertainment spin-off occurred on August 20, 2008. Consequently, there is no stock price information for Ticketmaster Entertainment common stock prior to August 12, 2008.

	Live Nation Common Stock		Ticketmaster Entertainment Common Stock
	High	Low	High	Low
2007
First Quarter	$25.63	$21.07	N/A	N/A
Second Quarter	$24.09	$18.75	N/A	N/A
Third Quarter	$23.27	$16.85	N/A	N/A
Fourth Quarter	$24.03	$12.50	N/A	N/A

2008
First Quarter	$15.04	$9.26	N/A	N/A
Second Quarter	$16.15	$10.23	N/A	N/A
Third Quarter	$18.75	$9.60	$27.00	$9.52
Fourth Quarter	$16.75	$2.73	$13.33	$3.33

2009
First Quarter	$6.55	$2.47	$7.22	$3.42
Second Quarter	$6.07	$2.55	$8.23	$3.60
Third Quarter	$8.88	$3.98	$12.90	$5.49
Fourth Quarter(1)	$8.84	$6.59	$12.81	$9.54

(1)	Through October 30, 2009.

On February 9, 2009, the last trading day before the public announcement of the signing of the Merger Agreement, the last sale price per share of Live Nation common stock was $5.29 on the NYSE, and the last sale price per share of Ticketmaster Entertainment common stock was $6.57 on NASDAQ. On February 3, 2009, the last trading day before various news outlets began reporting on a possible transaction involving Live Nation and Ticketmaster Entertainment, the last sale price per share of Live Nation common stock was $4.99 on the NYSE, and the last sale price per share of Ticketmaster Entertainment common stock was $6.14 on NASDAQ. On October 28, 2009, the latest practicable date before the date of this joint proxy statement/prospectus, the last sale price per share of Live Nation common stock was $6.78 on the NYSE, and the last sale price per share of Ticketmaster Entertainment common stock was $9.84 on NASDAQ.

Dividends and Other Distributions

Live Nation has never paid any dividends on its common stock. It currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The designations of the redeemable preferred stock of Live Nation Holdco #2, Inc., an indirect subsidiary of Live Nation, and the terms of Live Nation’s senior secured credit facility restrict Live Nation’s ability to pay dividends.

Ticketmaster Entertainment has never paid any dividends on its common stock. It currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend on Ticketmaster Entertainment’s earnings, capital requirements, financial condition and other factors considered relevant by the Ticketmaster Entertainment board of directors (subject to restrictions in the documents governing Ticketmaster Entertainment’s indebtedness).

The board of directors of the combined company will determine the new dividend policy, but it is expected that no dividends will be paid in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information about Live Nation, Ticketmaster Entertainment and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/prospectus or may be incorporated into this joint proxy statement/prospectus by reference to other documents and may include statements for the period after the completion of the Merger. Representatives of Live Nation and Ticketmaster Entertainment may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include statements about the expected benefits of the Merger, information about the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be completed. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of the management of each of Live Nation and Ticketmaster Entertainment and are subject to risks and uncertainties, including the risks described in this joint proxy statement/prospectus under the section “Risk Factors” and those that are incorporated by reference into this joint proxy statement/prospectus, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in this joint proxy statement/prospectus or made by representatives of Live Nation or Ticketmaster Entertainment may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or, in the case of statements incorporated by reference, on the date of the document incorporated by reference, or, in the case of statements made by representatives of Live Nation or Ticketmaster Entertainment, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the Merger or the combined company or other matters addressed in this joint proxy statement/prospectus and attributable to Live Nation or Ticketmaster Entertainment or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Live Nation nor Ticketmaster Entertainment undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” above, you should carefully consider the following risk factors before deciding whether to vote to approve the share issuance proposal, in the case of Live Nation stockholders, or the Merger proposal, in the case of Ticketmaster Entertainment stockholders.

In addition to the risk factors set forth below, you should read and consider other risk factors specific to Live Nation’s business that will also affect the combined company after the Merger. These risk factors are described in Part I, Item IA of Live Nation’s Annual Report on Form 10-K for the year ended December 31, 2008, which has been filed by Live Nation with the SEC, as such risks may be updated or supplemented in Live Nation’s Current Report on Form 8-K filed with the SEC on May 28, 2009 and subsequently filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, both of which are incorporated by reference into this joint proxy statement/prospectus. If any of the risks described below or in the periodic reports incorporated by reference into this joint proxy statement/prospectus actually materialize, the businesses, financial condition, results of operations, prospects or stock prices of Live Nation, Ticketmaster Entertainment or the combined company could be materially adversely affected. See “Where You Can Find More Information” beginning on page 353. Risk factors specific to Ticketmaster Entertainment’s business are included under the headings “Risks Relating to the Ticketmaster Entertainment Spin-Off,” “Risks Relating to Ticketmaster Entertainment’s Business (and, Following the Completion of the Merger, the Combined Company)” and “Risks Relating to Ticketmaster Entertainment’s Business Prior to the Completion of the Merger” below.

Risks Relating to the Pending Merger

The announcement and pendency of the Merger could have an adverse effect on Live Nation’s or Ticketmaster Entertainment’s stock price, business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt Live Nation’s and/or Ticketmaster Entertainment’s businesses in the following ways, among others:

•

employees may experience uncertainty regarding their future roles with the combined company, which might adversely affect Live Nation’s and/or Ticketmaster Entertainment’s ability to retain, recruit and motivate key personnel;

•

the attention of Live Nation and/or Ticketmaster Entertainment management may be directed toward the completion of the Merger and transaction-related considerations and may be diverted from the day-to-day business operations of their respective companies, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Live Nation or Ticketmaster Entertainment; and

•

venue operators, promoters, artists and other third parties with business relationships with Live Nation or Ticketmaster Entertainment may seek to terminate and/or renegotiate their relationships with Live Nation or Ticketmaster Entertainment as a result of the Merger, whether pursuant to the terms of their existing agreements with Live Nation and/or Ticketmaster Entertainment or otherwise.

Any of these matters could adversely affect the stock prices of, or harm the financial condition, results of operations or business prospects of, Live Nation and/or Ticketmaster Entertainment.

The exchange ratio is subject to adjustment prior to the completion of the Merger in order to ensure that Ticketmaster Entertainment stockholders immediately prior to the Merger receive 50.01% of the voting power of all Live Nation equity interests immediately after the completion of the Merger. The price of Live Nation common stock and Ticketmaster Entertainment common stock will fluctuate during the pendency of the Merger.

The exchange ratio has been fixed initially at 1.384 shares of Live Nation common stock for each share of Ticketmaster Entertainment common stock. This exchange ratio will not be adjusted for changes in the market price of either Live Nation common stock or Ticketmaster Entertainment common stock, but it will be adjusted prior to the completion of the Merger in order to ensure that the holders of Ticketmaster Entertainment common stock immediately prior to the completion of the Merger receive 50.01% of the voting power of the equity interests of the combined company outstanding immediately after the completion of the Merger, which voting equity interests are expected to consist solely of Live Nation common stock. For informational purposes only, a hypothetical adjusted exchange ratio as of the most recent practicable date before the date of this joint proxy statement/prospectus has been provided in this joint proxy statement/prospectus and Live Nation stockholders and Ticketmaster Entertainment stockholders may obtain an updated hypothetical adjusted exchange ratio, which will be based on the voting equity securities of Live Nation and Ticketmaster Entertainment outstanding as of a more recent date, by accessing Live Nation’s website at: www.livenation.com/investors or by accessing Ticketmaster Entertainment’s website at: investors.ticketmaster.com/financials.cfm. The final adjusted exchange ratio will vary from the exchange ratio of 1.384 as of the date of the announcement of the Merger Agreement and the hypothetical exchange ratio (i) as of the last practicable date before the date of this joint proxy statement/prospectus and (ii) the dates of the Live Nation annual meeting and the Ticketmaster Entertainment annual meeting.

Although Live Nation and Ticketmaster Entertainment currently expect to complete the Merger in the first quarter of 2010, completion of the Merger is subject to the satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, including receipt of stockholder approvals at the respective annual meetings of Live Nation and Ticketmaster Entertainment and receipt of all required regulatory approvals. For further discussion of the conditions to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 129. Because many of these conditions relate to matters outside of either company’s control, the amount of time between the annual stockholders meetings and the completion of the Merger cannot be established at this time.

Changes in the price of Live Nation common stock or Ticketmaster Entertainment common stock prior to the completion of the Merger will affect the value of the Merger consideration received by Ticketmaster Entertainment stockholders and the value of shares of Live Nation common stock before and after the Merger. The value of the Merger consideration will vary from the date of the announcement of the Merger Agreement, the date that this joint proxy statement/prospectus was mailed to Live Nation and Ticketmaster Entertainment stockholders, the date of the Live Nation annual meeting, the date of the Ticketmaster Entertainment annual meeting and the date the Merger is completed and thereafter. Accordingly, at the time of the Live Nation annual meeting or the Ticketmaster Entertainment annual meeting, as the case may be, Live Nation stockholders or Ticketmaster Entertainment stockholders, as the case may be, will not know or be able to calculate the market value of the Merger consideration the Ticketmaster Entertainment stockholders would receive upon completion of the Merger.

The price of each of Live Nation common stock and Ticketmaster Entertainment common stock is subject to the general price fluctuations in the market for publicly traded equity securities. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Live Nation’s and Ticketmaster Entertainment’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Live Nation’s and Ticketmaster Entertainment’s control. Neither company is permitted to terminate the Merger Agreement, or resolicit the vote of Ticketmaster Entertainment stockholders on the Merger proposal or resolicit the vote of Live Nation stockholders on the share issuance proposal solely because of changes in the market prices of either company’s stock. There will be no adjustment to the Merger consideration for changes in the market price of either Live Nation common stock or Ticketmaster Entertainment common stock. You should obtain current market quotations for Live Nation common stock and Ticketmaster Entertainment common stock.

Some of the directors and executive officers of Live Nation and Ticketmaster Entertainment have interests in seeing the Merger completed that are different from, or in addition to, those of the other Live Nation and Ticketmaster Entertainment stockholders. Therefore, some of the directors and executive officers of Live Nation may have a conflict of interest in recommending that Live Nation stockholders vote to approve the share issuance proposal and some of the directors and executive officers of Ticketmaster Entertainment may have a conflict of interest in recommending that Ticketmaster Entertainment stockholders vote to approve the Merger proposal.

Some of the directors and executive officers of Live Nation and Ticketmaster Entertainment have arrangements that provide them with interests in the Merger that are different from, or in addition to, those of the stockholders of Live Nation and Ticketmaster Entertainment. These interests include, among others, ownership interests in the combined company, continued service as a director or an executive officer of the combined company, payments and equity grants, and the accelerated vesting of certain equity awards and/or certain severance benefits, in connection with the Merger. These interests, among others, may influence the directors and executive officers of Live Nation to support or approve the share issuance proposal and/or the directors and executive officers of Ticketmaster Entertainment to support or approve the Merger proposal.

The Merger Agreement contains provisions that could discourage a potential acquirer that might be willing to acquire or merge with Ticketmaster Entertainment or Live Nation.

The Merger Agreement contains “no shop” provisions that restrict Live Nation’s and Ticketmaster Entertainment’s ability to, among other things:

•

solicit, initiate or knowingly encourage, induce or facilitate an alternative acquisition proposal (as described below under the section entitled “The Merger Agreement—No Solicitations” beginning on page 135) with respect to it or any inquiry or proposal that may reasonably be expected to lead to such an alternative acquisition proposal;

•

participate in any discussions or negotiations regarding, or furnish any information with respect to, or cooperate in any way with respect to, an alternative acquisition proposal with respect to it or any inquiry or proposal that may reasonably be expected to lead to such an alternative acquisition proposal;

•

enter into any letter of intent, memorandum of understanding or arrangement constituting or related to, or that would reasonably be expected to lead to, an alternative acquisition proposal with respect to it, or cause it to abandon or delay the Merger or otherwise interfere with or be inconsistent with the Merger;

•

take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in its certificate of incorporation or bylaws inapplicable to any alternative transaction; or

•	resolve, propose or agree to do any of the above.

The Merger Agreement also contains “force the vote” provisions that require Live Nation and Ticketmaster Entertainment to submit the share issuance proposal and the Merger proposal to their respective stockholders regardless of their receipt of a superior alternative proposal. There are only limited exceptions to Live Nation’s or Ticketmaster Entertainment’s agreement that their respective boards of directors will not withdraw or adversely modify their recommendation regarding the Merger, and neither the Live Nation board of directors nor the Ticketmaster Entertainment board of directors is permitted to terminate the Merger Agreement in response to a superior alternative proposal or if they determine, in response to a material development or unanticipated change in circumstances, that a failure to do so would be inconsistent with their fiduciary duties.

In addition, in the event that the Merger Agreement is terminated due to the Live Nation board of directors or the Ticketmaster Entertainment board of directors adversely modifying its recommendation regarding the Merger or failing to hold a meeting of its respective stockholders to vote to obtain the respective approvals necessary for the completion of the Merger (as the case may be), the other party will be entitled to collect a termination fee of $15 million from that party as well as the reimbursement of certain reasonable, out-of-pocket transaction expenses. Further, if a third party makes an alternative acquisition proposal for either Live Nation or Ticketmaster Entertainment under certain circumstances, the Merger Agreement is terminated for certain reasons specified in the Merger Agreement and the third party enters into an agreement with Live Nation or Ticketmaster Entertainment (as the case may be) to consummate an alternative acquisition proposal involving 40% or more of its assets or stock within a year after termination, that party will be required to pay the other party a termination fee of $15 million in addition to reimbursing the other party for certain reasonable, out-of-pocket transaction expenses.

These provisions could discourage other potential acquirers of either company even if those parties might be willing to offer a greater amount of consideration than that proposed to be paid in the Merger, or may result in a potential competing acquirer proposing to pay a lower per share price than it may otherwise have proposed to pay because of the added expense of the termination fee.

Failure to complete the Merger may negatively impact Live Nation’s and Ticketmaster Entertainment’s respective businesses, financial results, financial condition and stock prices.

The Merger is subject to a number of closing conditions and there can be no assurance that the conditions to the completion of the Merger will be satisfied. If the Merger is not completed, Live Nation and Ticketmaster Entertainment will be subject to several risks, including:

•

the current market prices of the companies’ common stock may reflect a market assumption that the Merger will occur and a failure to complete the Merger could result in a negative perception of either or both companies by equity investors and a resulting decline in the respective market prices of the common stock of that company;

•

Live Nation or Ticketmaster Entertainment, as the case may be, may be required to pay a termination fee of $15 million to the other party, in addition to the reimbursement of certain reasonable, out-of-pocket transaction expenses, if the Merger Agreement is terminated under certain circumstances;

•	Live Nation and Ticketmaster Entertainment are expected to incur substantial transaction costs in connection with the Merger; and

•	neither Live Nation nor Ticketmaster Entertainment would realize any of the anticipated benefits of having completed the Merger.

If the Merger is not completed, these risks may materialize and materially adversely affect either or both companies’ respective businesses, financial results, financial condition and stock prices.

Risks Related to the Combined Company if the Merger Is Completed

If the Merger is completed, Live Nation and Ticketmaster Entertainment will operate as a combined company in a market environment that is difficult to predict and involves significant risks, many of which will be beyond the control of the combined company. In determining whether you should vote to approve the share issuance proposal, in the case of Live Nation stockholders, or the Merger proposal, in the case of Ticketmaster Entertainment stockholders, you should carefully read and consider the following risk factors. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be adversely affected.

The combined company may not fully realize the anticipated synergies and related benefits of the Merger or do so within the anticipated timeframe.

Currently, Live Nation and Ticketmaster Entertainment operate as two independent companies. Achieving the anticipated benefits of the Merger will depend in large part upon how successfully the two companies are able to integrate their businesses in an efficient and effective manner. Due to legal restrictions, Live Nation and Ticketmaster Entertainment have been able to conduct only limited planning regarding the integration of the two companies after the completion of the Merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined thereafter. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized in whole or in part. The companies may not be able to accomplish the integration process smoothly, successfully or on a timely basis. The companies may have to address potential differences in business backgrounds, corporate cultures and management philosophies to accomplish successful integration. Employee uncertainty during the integration process may also disrupt the business of the combined company. Regulatory agencies may impose terms and conditions on their approvals that would adversely impact the ability of the combined company to realize the synergies that are projected to occur in connection with the Merger. In addition, the combined company’s plan to operate under separate credit facilities following the completion of the Merger may also limit the combined company’s ability to realize the full benefits of synergies, cost savings, growth and operational efficiencies that may be otherwise obtained through the Merger. Any inability of management to successfully and timely integrate the operations of the two companies could have an adverse effect on the business, results of operations and the stock price of the combined company. Even if Live Nation and Ticketmaster Entertainment are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, growth and operational efficiencies that may be possible from this integration, or that these benefits will be achieved within a reasonable period of time.

The trading price of shares of Live Nation common stock after the Merger may be affected by factors different from those affecting the price of shares of Live Nation common stock before the Merger.

If the Merger is completed, holders of Ticketmaster Entertainment common stock will become holders of a majority of the outstanding shares of Live Nation common stock. The results of operations of Live Nation, as well as the trading price of Live Nation common stock, after the Merger may be affected by factors different from those currently affecting Live Nation’s or Ticketmaster Entertainment’s results of operations and the trading price of Live Nation common stock. These factors include:

•	a greater number of shares outstanding;

•	different stockholders;

•	different businesses; and

•	different assets and capitalizations.

Accordingly, the historical trading prices and financial results of Live Nation and Ticketmaster Entertainment may not be indicative of these matters for the combined company after the Merger. For a discussion of the business of Live Nation and of certain factors to consider in connection with that business, see the documents incorporated by reference by Live Nation into this joint proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 353. For a discussion of the business of Ticketmaster Entertainment and of certain factors to consider in connection with that business, see “Information About Ticketmaster Entertainment’s Business” beginning on page 240.

The Merger is subject to the receipt of consents, approvals and non-objections from antitrust regulators, which may impose conditions on, jeopardize or delay the completion of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger; alternatively, antitrust regulators may preclude the completion of the Merger altogether.

The completion of the Merger is conditioned upon filings with, and the receipt of required consents, orders, approvals, non-objections or clearances from antitrust regulators, including the Antitrust Division of the U.S.

Department of Justice under the HSR Act. Live Nation and Ticketmaster Entertainment intend to pursue, and have agreed to use reasonable best efforts to obtain from all governmental authorities, including antitrust regulators, these consents, orders, approvals, non-objections and clearances in accordance with the Merger Agreement. There can be no assurance, however, that these consents, orders, approvals, non-objections and clearances will be obtained or, if they are obtained, that they will not impose conditions on, or require divestitures relating to, the divisions, operations or assets of Live Nation or Ticketmaster Entertainment. These conditions or divestitures may jeopardize or delay the completion of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger, including depleting or eliminating the value of the synergies anticipated to be achieved in the Merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 120. The Merger Agreement requires Live Nation and Ticketmaster Entertainment to satisfy any conditions imposed upon them unless the conditions individually or in the aggregate would reasonably be expected to materially impair the business operations of the combined company. In this regard, Live Nation and Ticketmaster Entertainment have agreed that the failure to realize financial benefits and synergies anticipated to be received in the Merger would not, by itself, materially impair the business operations of the combined company.

The combined company will have substantial indebtedness after the completion of the Merger and is expected to operate under two separate financing structures, each of which may limit its financial flexibility.

After the completion of the Merger, the combined company is expected to have approximately $1.6 billion in total debt outstanding and $1.4 billion of stockholders’ equity. This amount of indebtedness may limit the combined company’s flexibility as a result of its debt service requirements, and may limit the combined company’s ability to access additional capital and make capital expenditures and other investments in its business, to withstand economic downturns and interest rate increases, to plan for or react to changes in its business and its industry and to comply with financial and other restrictive covenants in its indebtedness.

The combined company is expected to operate under two separate financing structures, including two separate credit facilities, each with its own restrictive covenants. Live Nation Worldwide, Inc., Live Nation’s principal operating company, will continue to be the principal borrower under the Live Nation credit facility, which will continue to apply to substantially all of its subsidiaries. Ticketmaster Entertainment, which will not be a subsidiary of Live Nation Worldwide, Inc., will continue to be the principal borrower under the Ticketmaster Entertainment credit facility, the covenants of which will apply to all of its subsidiaries. This will limit the combined company’s ability to enter into intercompany business and financial transactions and therefore may prevent the combined company from fully realizing the potential benefits of the Merger.

The amendment to the Ticketmaster Entertainment credit facility to permit the Merger would also increase the interest spreads under each of the Term Loan A, Term Loan B and revolving credit facility by 1.25% following the effectiveness of the amendment immediately prior to the completion of the Merger (for a description of interest rates payable under the Ticketmaster Entertainment credit facility following the effectiveness of the amendment, see “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to Unaudited Pro Forma Condensed Combined Financial Statements—Note 2: Pro Forma Adjustments—footnote (u)” beginning on page 332). The amendment to the Ticketmaster Entertainment credit facility would also make the restricted payments covenant more restrictive, and would provide that, in the event there is a default under certain debt of Live Nation, Ticketmaster Entertainment will be prohibited from providing capital to Live Nation, either through dividends or other distributions or in the form of investments.

Additionally, the combined company’s ability to comply with the financial and other covenants contained in its debt instruments may be affected by changes in economic or business conditions or other events beyond its control. If the combined company does not comply with these covenants and restrictions, it may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of its existing debt, or seeking additional equity capital.

If the Merger is completed, the terms of Live Nation Worldwide’s agreement with CTS will cause Live Nation Worldwide to incur ongoing costs and could reduce operational efficiencies that the combined company might otherwise obtain through the Merger.

Live Nation Worldwide, Inc., which is referred to as Live Nation Worldwide, and CTS Eventim AG, which is referred to as CTS, are parties to an agreement, which is referred to as the CTS agreement, pursuant to which CTS licenses intellectual property to Live Nation Worldwide that is core to Live Nation’s current ticketing platform. Under the terms of the CTS agreement, Live Nation Worldwide will be required to take actions and incur expenses, and may be limited in actions it can take, which could limit the ability of Live Nation and Ticketmaster Entertainment to fully integrate their ticketing platforms successfully and realize the full operational efficiencies that the combined company might otherwise obtain through the Merger. For events in North America, CTS will be generally entitled to receive, during the 10-year term of the agreement, a per ticket license fee upon the sale of certain tickets that Live Nation Worldwide or any of substantially all of its subsidiaries, which are collectively referred to as the Live Nation Worldwide entities, have the right to distribute. This per ticket fee for events in North America will be payable to CTS regardless of whether the combined company chooses to use the CTS ticketing platform, Ticketmaster Entertainment’s ticketing platform or another ticketing platform for the sale of tickets that the Live Nation Worldwide entities have the right to distribute. In addition, for events in certain European countries outside of the United Kingdom, Live Nation Worldwide generally will be required, during a 10-year term, to exclusively book on the CTS ticketing platform all tickets that the Live Nation Worldwide entities have the right to distribute (or, to the extent other ticketing platforms are used, Live Nation Worldwide will generally be required to pay to CTS the same fee that would have been payable had the CTS platform been used). For events in the United Kingdom, Live Nation Worldwide will be required, provided that CTS first satisfies a significant threshold commitment, to offer for sale on the CTS UK website and pay a corresponding fee for a portion of the tickets that the Live Nation Worldwide entities have the right to distribute for events promoted by the Live Nation Worldwide entities for a 10-year term commencing on January 1, 2010. Finally, the Live Nation Worldwide entities may be precluded from offering ticketing services to third parties in certain European countries during the term of the CTS agreement. In addition, should the Merger be completed, for a period of two years thereafter, CTS will have the right to terminate the CTS agreement upon six month’s advance notice.

The Merger could cause the Ticketmaster Entertainment spin-off to become a taxable transaction, which would result in material indemnification obligations on the part of Ticketmaster Entertainment (and as a result, the combined company).

Current U.S. federal income tax law creates a presumption that the Ticketmaster Entertainment spin-off would be taxable to IAC (but not its stockholders) if the Ticketmaster Entertainment spin-off is part of a “plan or series of related transactions” pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest, by vote or value, in IAC or Ticketmaster Entertainment. Because the Merger would occur before the second anniversary of the Ticketmaster Entertainment spin-off, the acquisition by Live Nation of Ticketmaster Entertainment common stock in the Merger is presumed to occur pursuant to a plan or series of related transactions unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the Ticketmaster Entertainment spin-off. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several “safe harbors” for acquisitions that are not considered to be part of a plan.

The tax sharing agreement that IAC, Ticketmaster Entertainment and certain other parties entered into in connection with the Ticketmaster Entertainment spin-off requires Ticketmaster Entertainment to indemnify IAC and the other parties for any taxes resulting from the Ticketmaster Entertainment spin-off (and any related interest, penalties, legal and professional fees and certain other amounts) to the extent these amounts result, among other things, from an acquisition of equity securities of Ticketmaster Entertainment. In addition, the tax sharing agreement prohibits Ticketmaster Entertainment from entering into or consummating certain transactions, such as the Merger, for a period of 25 months following the Ticketmaster Entertainment spin-off, unless it obtains IAC’s prior written consent or provides IAC with an Internal Revenue Service, which is referred to as the IRS, private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax-free nature of the Ticketmaster Entertainment spin-off, in each case satisfactory to IAC in its sole discretion.

Before entering into the Merger Agreement, Ticketmaster Entertainment provided IAC with such an unqualified opinion of tax counsel and IAC confirmed that the opinion was satisfactory to IAC. Moreover, the closing of the Merger is conditioned on Ticketmaster Entertainment having received another such unqualified opinion of tax counsel, dated as of the closing date of the Merger, and IAC’s written acknowledgement that the opinion is in form and substance satisfactory to IAC. These opinions are based on, among other things, a number of assumptions as well as the accuracy of the representations that Ticketmaster Entertainment, Live Nation and other persons make to tax counsel. If any of these representations are, or become, inaccurate or incomplete, the opinions may be invalid. Live Nation and Ticketmaster Entertainment are not seeking a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger, and an opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions in the opinions of counsel.

If the IRS were to take the position that the Merger caused the Ticketmaster Entertainment spin-off to be taxable to IAC and that position were sustained, IAC would incur material tax liabilities for which Ticketmaster Entertainment (and as a result, the combined company) would have an indemnification obligation under the tax sharing agreement. The tax liabilities of IAC for which Ticketmaster Entertainment (and, as a result, the combined company) would be responsible include taxes imposed with respect to income or gain recognized by IAC by reason of the failure of the Ticketmaster Entertainment spin-off or any of the related restructuring steps to qualify as tax-free transactions, together with any applicable interest, penalties and related losses. In the event the Ticketmaster Entertainment spin-off failed to qualify as a tax-free transaction, the taxable gain recognized by IAC with respect to such spin-off would be based on the excess of (i) the aggregate fair market value of the Ticketmaster Entertainment stock on the date of the Ticketmaster Entertainment spin-off over (ii) IAC’s tax basis in such stock, which basis Ticketmaster Entertainment believes was minimal. Although the issue is not free from doubt, the IRS could assert that the fair market value of the Ticketmaster Entertainment stock on the date of the Ticketmaster Entertainment spin-off was equal to the product of the number of shares of Ticketmaster Entertainment common stock outstanding immediately following the Ticketmaster Entertainment spin-off and the average of the high and low trading prices of Ticketmaster Entertainment stock on the day following the Ticketmaster Entertainment spin-off.

The issuance of shares of Live Nation common stock to Ticketmaster Entertainment stockholders in the Merger will substantially dilute the ownership of current Live Nation stockholders, and certain other factors may affect the relative percentage ownership of individual Live Nation and Ticketmaster Entertainment stockholders in the combined company.

If the Merger is completed, it is currently estimated that Live Nation will issue or reserve for issuance approximately 100 million shares of Live Nation common stock in connection with the Merger, including common stock issuable pursuant to outstanding Ticketmaster Entertainment options and other equity-based awards, although Live Nation may issue or reserve for issuance up to 120 million shares of Live Nation common stock pursuant to this joint proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, Ticketmaster Entertainment stockholders immediately prior to the Merger will own, in the aggregate, 50.01% of the voting power of the equity interests of the combined company immediately after the completion of the Merger, which voting equity interests are expected to consist solely of Live Nation common stock. Accordingly, the issuance of shares of Live Nation common stock to Ticketmaster Entertainment stockholders in the Merger will reduce the relative voting power of each share of Live Nation common stock outstanding prior to the Merger and the aggregate relative voting power of all Live Nation stockholders immediately prior to the Merger.

The exchange ratio will be adjusted prior to the completion of the Merger to preserve the percentage ownership of the combined company described above, and therefore, any issuances of voting securities by Live Nation prior to the completion of the Merger, including issuances under Live Nation’s employee incentive plans, will dilute the relative ownership interest of each Live Nation stockholder in the combined company as compared to the ownership interest of individual Ticketmaster Entertainment stockholders in the combined company. Similarly, any issuances of voting securities by Ticketmaster Entertainment prior to the completion of the Merger, including issuances under Ticketmaster Entertainment’s employee incentive plans, will dilute the relative ownership interest of each Ticketmaster Entertainment stockholder in the combined company as compared to the ownership interest of individual Live Nation stockholders in the combined company. In addition, the relative ownership interests of Live Nation stockholders and Ticketmaster Entertainment stockholders in the combined company may be affected by convertible securities, which are not taken into consideration in the calculation of the exchange ratio.

The Merger will result in changes to the Live Nation board of directors and management that may affect the combined company’s strategy.

If the parties complete the Merger, the composition of the Live Nation board of directors and management team will change in accordance with the Merger Agreement with the Live Nation board of directors consisting of 14 members with seven members being designated by each of Live Nation and Ticketmaster Entertainment. In addition, Liberty Holdings is expected to become the combined company’s largest stockholder, and Liberty Media will be entitled to certain board designation rights that may be transferred to another stockholder under certain circumstances. Following completion of the Merger, the combined company will have a chairman of the board of directors that is different than the current chairman of the board of directors of Live Nation. This new composition of the board of directors and management may affect the business strategy and operating decisions of the combined company upon the completion of the Merger.

The loss of key personnel could have a material adverse effect on the combined company’s financial condition, results of operations and growth prospects.

The success of the Merger will depend in part on the combined company’s ability to retain key Live Nation and Ticketmaster Entertainment employees who continue employment with the combined company after the Merger. It is possible that these employees might decide not to remain with the combined company after the Merger is completed. If these key employees terminate their employment, the combined company’s sales, marketing or development activities might be adversely affected, management’s attention might be diverted from successfully integrating Ticketmaster Entertainment’s operations to recruiting suitable replacements and the combined company’s financial condition, results of operation and growth prospects could be adversely affected. In addition, the combined company might not be able to locate suitable replacements for any such key employees who leave the combined company or offer employment to potential replacements on reasonable terms.

The continued turbulence in the U.S. and global economies and the financial markets may lead to a decrease in discretionary consumer spending and could adversely impact the combined company’s business and results of operations.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical issues, the availability and cost of credit and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. Added concerns fueled by the U.S. government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the U.S. government financial assistance to various financial institutions and other federal government interventions in the U.S. financial system led to increased market uncertainty and instability in both U.S. and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. This turbulence in the U.S. and international markets and economies may lead to reduced consumer confidence and a decrease in spending in the entertainment industry, which may be particularly vulnerable to deterioration in economic conditions. The combined company’s business depends significantly on discretionary consumer and corporate spending. Economic conditions affecting disposable consumer income such as employment, fuel prices, interest and tax rates and inflation may significantly impact the operating results of the combined company. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact the combined company’s operating results. Any material decline in the amount of discretionary or corporate spending could hurt the combined company’s revenues, results of operations, business and financial condition. Continued turbulence in the U.S. and international markets and economies and prolonged declines in consumer and corporate spending may adversely affect the combined company’s liquidity and financial condition, and the liquidity and financial condition of its clients and customers, including its ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets or increase liquidity and the availability of credit.

The success of the combined company will depend, in significant part, on factors affecting the live entertainment industry and consumer demand and spending for entertainment, sporting and leisure events. Factors adversely affecting such events could have a material adverse effect on the combined company’s business, financial condition and results of operations.

In addition to the global economic crisis referenced above, consumer trends, work stoppages, natural disaster and terrorism could cause consumer demand and spending for music, sporting and other entertainment and leisure events to decline significantly, and may have a material adverse effect on the combined company’s business, financial condition and results of operations.

The success of the combined company will also depend upon relationships with third parties and pre-existing clients of Live Nation and Ticketmaster Entertainment, which relationships may be affected by consumer preferences or public attitudes about the Merger. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition and results of operations.

The combined company’s success will be dependent on the ability to maintain and renew relationships with pre-existing partners, venue operators, promoters, artists and other clients of both Live Nation and Ticketmaster Entertainment and to establish new client relationships. There can be no assurance that the business of the combined company will continue to be able to maintain these pre-existing client contracts and other business relationships, or enter into or maintain new client contracts and other business relationships, on acceptable terms, if at all. CTS may seek to terminate the CTS agreement should the Merger be completed, or Live Nation may be required under its agreement with CTS to take actions or incur expenses following the completion of the Merger, which, if so required, could have an adverse effect on the business, financial condition and results of operations of the combined company. In addition, at least one significant Ticketmaster Entertainment client, Anschutz Entertainment Group, has indicated its belief that any transaction involving Live Nation and Ticketmaster Entertainment would permit it to unilaterally terminate the ticketing agreement under which Ticketmaster Entertainment and its subsidiaries provide primary ticketing services to it. Revenues from this ticketing agreement represented less than 10% of Ticketmaster Entertainment’s consolidated revenues for the fiscal year ended December 31, 2008. There can be no assurance that the combined company will be able to maintain important client relationships such as this after the completion of the Merger. The failure to do so could have a material adverse effect on the business, financial condition and results of operations of the combined company.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this joint proxy statement/prospectus and the financial forecasts provided to Live Nation’s and Ticketmaster Entertainment’s financial advisors in connection with discussions concerning the Merger.

The future results of the combined company may be materially different from those shown in the unaudited pro forma financial statements presented in this joint proxy statement/prospectus—which show only a combination of the historical results of Live Nation and Ticketmaster Entertainment—and the financial forecasts provided to Live Nation’s and Ticketmaster Entertainment’s financial advisors in connection with discussions concerning the Merger. Live Nation expects to incur significant costs associated with the completion of the Merger and combining the operations of the two companies, the exact magnitude of which is not yet known. Furthermore, these costs may decrease the capital that the combined company could use for revenue-generating investments in the future.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including injunctions, judgments or settlements.

Live Nation and Ticketmaster Entertainment are and from time to time become involved in lawsuits, regulatory inquiries and governmental and other legal proceedings arising out of the ordinary course of their businesses. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting the combined company’s results of operations and liquidity.

A consolidated lawsuit is pending against Ticketmaster Entertainment, the members of the Ticketmaster Entertainment board of directors and Live Nation challenging the Merger, and an adverse judgment in that lawsuit may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

Ticketmaster Entertainment, the members of the Ticketmaster Entertainment board of directors and Live Nation have each been named as defendants in a consolidated lawsuit brought by Ticketmaster Entertainment stockholders challenging the Merger, seeking to rescind the Merger Agreement, and seeking an injunction preventing the completion of the Merger. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed upon terms, the injunction may prevent the completion of the Merger in the expected timeframe (if at all). For more information about litigation related to the Merger, see “Litigation Relating to the Merger” beginning on page 122.

The shares of Live Nation common stock to be received by Ticketmaster Entertainment stockholders as a result of the Merger will have different rights from the shares of Ticketmaster Entertainment common stock.

Upon completion of the Merger, Ticketmaster Entertainment stockholders will become Live Nation stockholders, and their rights as stockholders will be governed by Live Nation’s certificate of incorporation and bylaws. The rights associated with Ticketmaster Entertainment common stock are different from the rights associated with Live Nation common stock. For a discussion of these different rights, see “Comparison of Rights of Live Nation Stockholders and Ticketmaster Entertainment Stockholders” beginning on page 341.

Risks Relating to the Ticketmaster Entertainment Spin-Off

If the Ticketmaster Entertainment spin-off, or one or more of the other IAC spin-offs, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Ticketmaster Entertainment (and, following the completion of the Merger, the combined company) may be subject to significant tax liabilities.

In connection with IAC’s spin-off of each of Ticketmaster Entertainment and certain other former businesses of IAC, each of which is referred to as a Spinco, IAC received a private letter ruling from the IRS regarding the qualification of these spin-offs as transactions that are generally tax-free for U.S. federal income tax purposes. IAC’s spin-off of each of the Spincos are referred to collectively as the IAC spin-offs. IAC also received an opinion of counsel regarding certain aspects of the transaction that were not covered by the private letter ruling. Notwithstanding the IRS private letter ruling and opinion of counsel, the IRS could determine that one or more of the IAC spin-offs should be treated as a taxable distribution if it determines that any of the representations, statements or assumptions or undertakings that were included in the request for the IRS private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling. In addition, if any of the representations, statements or assumptions upon which the opinion of counsel was based were or become inaccurate, the opinion may be invalid.

If any of the IAC spin-offs were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, then IAC would incur material income tax liabilities for which Ticketmaster Entertainment (and, following the completion of the Merger, the combined company) could be liable. Under applicable federal income tax rules, Ticketmaster Entertainment is severally liable for any federal income taxes imposed on IAC with respect to taxable periods during which Ticketmaster Entertainment was a member of IAC’s consolidated federal income tax return group, including the period in which the IAC spin-offs were consummated. Under the Tax Sharing Agreement that Ticketmaster Entertainment entered into with IAC and the other Spincos, Ticketmaster Entertainment generally is required to indemnify IAC and the other Spincos for any taxes resulting from the Ticketmaster Entertainment spin-off to the extent such amounts resulted from (i) any act or failure to act by Ticketmaster Entertainment described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of Ticketmaster Entertainment, or (iii) any breach by Ticketmaster Entertainment of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. Corresponding indemnification provisions also apply to the other Spincos. Ticketmaster Entertainment is entitled to indemnification from IAC, among other things, if, Ticketmaster Entertainment is liable for, or otherwise required to make a payment in respect of, a Ticketmaster Entertainment spin-off tax liability for which Ticketmaster Entertainment is not responsible under the Tax Sharing Agreement and, if applicable, is unable to collect from the Spinco responsible for such liability under the Tax Sharing Agreement. Ticketmaster Entertainment’s ability to collect under these indemnity provisions would depend on the financial position of the indemnifying party.

Certain transactions in IAC, Ticketmaster Entertainment, or other Spinco equity securities could cause one or more of the IAC spin-offs to be taxable to IAC and may give rise to indemnification obligations of Ticketmaster Entertainment under the Tax Sharing Agreement.

Current U.S. federal income tax law creates a presumption that any of the IAC spin-offs would be taxable to IAC if it is part of a “plan or series of related transactions” pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in IAC or a Spinco (including Ticketmaster Entertainment). Acquisitions that occur during the four-year period that begins two years before the date of a spin-off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the spin-off.

These rules limit Ticketmaster Entertainment’s ability during the two-year period following the Ticketmaster Entertainment spin-off to enter into certain transactions that might be advantageous to Ticketmaster Entertainment and its stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired. Under the Tax Sharing Agreement, there are restrictions on Ticketmaster Entertainment’s ability to take such actions for a period of 25 months from the day after the date of the Ticketmaster Entertainment spin-off. Entering into the Merger Agreement did not violate these restrictions because, prior to entering into the agreement, Ticketmaster Entertainment provided IAC with an unqualified opinion of tax counsel contemplated by the Tax Sharing Agreement and IAC confirmed that the opinion was satisfactory to IAC. For a further discussion, see “—Risks Related to the Combined Company if the Merger Is Completed—The Merger could cause the Ticketmaster Entertainment spin-off to become a taxable transaction, which would result in material indemnification obligations on the part of Ticketmaster Entertainment (and as a result, the combined company)” beginning on page 39.

In addition to actions of IAC and the Spincos (including Ticketmaster Entertainment), certain transactions that are outside their control and therefore not subject to the restrictive covenants contained in the Tax Sharing Agreement, such as a sale or disposition of the stock of IAC or the stock of a Spinco by certain persons that own five percent or more of any class of stock of IAC or a Spinco could have a similar effect on the tax-free status of a spin-off as transactions to which IAC or a Spinco is a party. As of the date of the Ticketmaster Entertainment spin-off, Liberty Media and certain of its affiliates, in the aggregate, owned IAC stock representing approximately 61.6% by vote and 29.9% by value and, immediately subsequent to the Ticketmaster Entertainment spin-off, owned stock of each Spinco representing approximately 29.9% by vote and value. Accordingly, in evaluating Ticketmaster Entertainment’s ability to engage in certain transactions involving its equity securities, Ticketmaster Entertainment will need to take into account the activities of Liberty Media and its affiliates.

As a result of these rules, even if each IAC spin-off otherwise qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, transactions involving Spinco or IAC equity securities (including transactions by certain significant stockholders) could cause IAC to recognize taxable gain with respect to the stock of the Spinco as described above. Although the restrictive covenants and indemnification provisions contained in the Tax Sharing Agreement are intended to minimize the likelihood that such an event will occur, one or more of the IAC spin-offs may become taxable to IAC as a result of transactions in IAC or Spinco equity securities. As discussed previously, Ticketmaster Entertainment could be liable for such taxes under the Tax Sharing Agreement or under applicable federal income tax rules.

In connection with the Merger Agreement, Ticketmaster Entertainment has received an unqualified opinion of tax counsel that the transaction as contemplated in the Merger Agreement will not have an adverse tax effect on the Ticketmaster Entertainment spin-off. Moreover, the closing of the Merger is conditioned on Ticketmaster Entertainment having received another such unqualified opinion of tax counsel, dated as of the closing date of the Merger, and IAC’s written acknowledgement that the opinion is in form and substance satisfactory to IAC. However, the IRS may disagree with the conclusions in these opinions of counsel and determine that the Merger causes the Ticketmaster Entertainment spin-off to be taxable to IAC. Were this to occur and that position were sustained, Ticketmaster Entertainment would be required to make material indemnification payments to IAC. For a further discussion regarding these potential indemnification obligations, see “Risks Related to the Combined Company if the Merger Is Completed—The Merger could cause the Ticketmaster Entertainment spin-off to become a taxable transaction, which would result in material indemnification obligations on the part of Ticketmaster Entertainment (and as a result, the combined company)” beginning on page 39.

The spin-off agreements were not the result of arm’s length negotiations.

The agreements that Ticketmaster Entertainment entered into with IAC and the other Spincos in connection with the IAC spin-offs, including the Separation and Distribution Agreement, Tax Sharing Agreement, Employee Matters Agreement and Transition Services Agreement, were established by IAC, in consultation with the Spincos, with the intention of maximizing the value to current IAC's shareholders. Accordingly, the terms for Ticketmaster Entertainment (and, following the completion of the Merger, the combined company) may not be as favorable as would have resulted from negotiations among unrelated third parties.

Risks Relating to Ticketmaster Entertainment’s Business (and, Following the Completion of the Merger, the Combined Company)

Live Entertainment Industry and General Economic Trends—Ticketmaster Entertainment’s success depends, in significant part, on entertainment, sporting and leisure events and factors adversely affecting such events could have a material adverse effect on business, financial condition and results of operations.

Through its Ticketing segment, Ticketmaster Entertainment sells tickets to live entertainment, sporting and leisure events at arenas, stadiums, theaters and other facilities. Through its Artist Services segment, Ticketmaster Entertainment provides artist management services to nearly 200 clients, and derives significant revenues from touring and live concerts by these clients. Accordingly, Ticketmaster Entertainment’s business, financial condition and results of operations are directly affected by the popularity, frequency and location of such events. Ticket sales are sensitive to fluctuations in the number and pricing of entertainment, sporting and leisure events and activities offered by promoters, teams and facilities, and adverse trends in the entertainment; sporting and leisure event industries could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations. The Ticketing segment relies on third parties to create and perform live entertainment, sporting and leisure events and to price tickets to such events. Accordingly, Ticketmaster Entertainment’s success depends, in part, upon the ability of these third parties to correctly anticipate public demand for particular events and the prices that the public is willing to pay to attend such events, as well as the availability of popular artists, entertainers and teams. Similarly, the Artist Services segment could be adversely affected if the artists it represents do not tour or perform as frequently as anticipated, or if such tours or performances are not as widely attended by fans as anticipated due to changing tastes, general economic conditions or otherwise.

In addition, general economic conditions, consumer trends, work stoppages, natural disasters and terrorism could have a material adverse effect on Ticketmaster Entertainment’s business, financial condition and results of operations. Entertainment-related expenditures are particularly sensitive to business and personal discretionary spending levels, which tend to decline during general economic downturns. Recent market conditions have been extremely volatile and unemployment rates have risen in recent months. As a result of these macroeconomic factors, it is reasonably possible that a continued worsening of Ticketmaster Entertainment's results or domestic and global economic conditions could change certain estimates and assumptions that are significant to the underlying amounts included in Ticketmaster Entertainment's Consolidated Financial Statements and the notes thereto included in its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008 and in this joint proxy statement/prospectus. A protracted global recession could have a significant negative impact on Ticketmaster Entertainment’s business, financial condition and results of operations. Similarly, public heath issues or a health epidemic could result in the cancellation of live entertainment events or in lower attendance and ticket sales if fans choose to not attend events they would otherwise attend out of heath concerns. Recently, human cases of swine flu virus infection have been identified in the United States and internationally. If public health issues such as the swine flu were to result in the cancellation of live entertainment events or diminished ticket sales, Ticketmaster Entertainment’s business, financial condition and results of operations could be negatively impacted.

Third Party Relationships—Ticketmaster Entertainment depends on relationships with clients and any adverse changes in these relationships could adversely affect its business, financial condition and results of operations.

Ticketmaster Entertainment’s success is dependent, in significant part, on the ability of Ticketmaster Entertainment’s businesses to maintain and renew relationships with existing clients and to establish new client relationships. Ticketmaster Entertainment anticipates that for the foreseeable future, the substantial majority of its revenues from the Ticketing segment will be derived from online and offline sales of tickets. Ticketmaster Entertainment also expects that revenues from primary ticketing services, which consist primarily of per ticket convenience charges and per order “order processing” fees, will continue to comprise the substantial majority of its consolidated revenues for the Ticketing segment.

Securing the right to sell tickets depends, in substantial part, on the ability of Ticketmaster Entertainment’s businesses to enter into, maintain and renew client contracts on favorable terms. In light of the fact that the Merger ultimately may not be completed, it is important to note that revenue attributable to Ticketmaster Entertainment’s largest client, Live Nation (including its subsidiary, House of Blues), represented approximately 13% of Ticketmaster Entertainment’s total revenue in 2008. This client relationship consisted of four agreements, two with Live Nation (a worldwide agreement (other than England, Scotland and Wales) that expired without renewal on December 31, 2008, and an agreement covering England, Scotland and Wales that expires on December 31, 2009) and two with House of Blues (a U.S. agreement that expires on December 31, 2009, and a Canadian agreement that expires on March 1, 2010). Revenue attributable to the worldwide agreement and the agreement covering England, Scotland and Wales represented approximately 9% and 2%, respectively, of Ticketmaster Entertainment’s total revenues in 2008. The worldwide agreement expired on December 31, 2008, and Ticketmaster Entertainment anticipates that none of the other agreements will be renewed. Live Nation launched its own ticketing business in 2009 to ticket Live Nation events and has publicly announced that it intends to use its ticketing system to distribute tickets for third-party live events. In addition, as is typical of the artist management industry, certain of Ticketmaster Entertainment’s arrangements with clients of the Artist Services segment are terminable at will by either party. The loss of key artists could negatively impact Ticketmaster Entertainment’s business.

While fees from management services represent slightly less than half the revenue of Ticketmaster Entertainment’s Artist Service segment, and no individual client represents more than 10% of revenue from management services, the loss of a number of key artists could negatively impact Ticketmaster Entertainment’s business. In addition, as the relationship between a manager and artist is highly personalized, the loss of a manager may also result in a loss in the artist represented by the manager, which could negatively impact Ticketmaster Entertainment’s business.

Ticketmaster Entertainment cannot provide assurances that its businesses will be able to maintain other existing client contracts, or enter into or maintain new client contracts, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on its business, financial condition and results of operations. As explained above and in the below risk factor, the ticketing business is highly competitive. A number of competing national, regional, and local ticketing service providers are aggressively seeking to secure ticketing contracts from existing and potential Ticketmaster Entertainment clients. In addition, facilities, promoters and other potential clients are increasingly electing to self-ticket and/or distribute a growing number of tickets through client direct or other new channels, which could adversely impact the ability of Ticketmaster Entertainment’s businesses to secure renewals and new client contracts. The non-renewal or termination of an agreement with a major client or multiple agreements with a combination of smaller clients could have a material adverse effect on Ticketmaster Entertainment’s business, financial condition and results of operations.

Another important component of Ticketmaster Entertainment’s success is the ability of Ticketmaster Entertainment’s businesses to maintain existing and build new relationships with third party distribution channels and service providers, including providers of credit card processing and delivery services, as well as advertisers, among other parties. Any adverse changes in these relationships, including the inability of these parties to fulfill their obligations to Ticketmaster Entertainment’s businesses for any reason, could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Competition—The ticketing and artist services industries are highly competitive and competitors may win business away from Ticketmaster Entertainment, which could adversely affect Ticketmaster Entertainment’s financial performance.

The ticketing industry is highly competitive. Ticketmaster Entertainment faces significant competition from other national, regional and local primary ticketing service providers to secure new and retain existing clients on a continuous basis. Additionally, Ticketmaster Entertainment faces significant and increasing challenges from companies that sell self-ticketing systems and from clients who are increasingly choosing to self-ticket, through the integration of self-ticketing systems into their existing operations or the acquisition of primary ticket services providers and by increasing sales through facility box offices and season, subscription or group sales. Ticketmaster Entertainment also faces competition in the resale of tickets from online auction websites and resale marketplaces and from other ticket resellers with online distribution capabilities. The intense competition that Ticketmaster Entertainment faces in the ticketing industry could cause the volume of its ticketing services business to decline. There can be no assurance that Ticketmaster Entertainment will be able to compete successfully in the future with existing or potential competitors or that competition will not have an adverse effect on its business and financial condition. Moreover, as Ticketmaster Entertainment expands into new lines of businesses (including in connection with the Merger), Ticketmaster Entertainment may face direct competition, in the live music industry, with its prospective or current primary ticketing clients, who primarily include live event content providers (such as owners or operators of live event venues, promoters of concerts and sports teams, among others). This direct competition with Ticketmaster Entertainment’s prospective or current primary ticketing clients could result in a decline in the number of clients Ticketmaster Entertainment has and a decline in the volume of its ticketing services business, which could adversely affect its business and financial condition.

The artist services industry is also a highly competitive industry. There are numerous other music management companies and individual managers in the United States alone. Ticketmaster Entertainment competes with these companies and individuals to discover new and emerging artists and to represent established acts. In addition, certain of Ticketmaster Entertainment’s arrangements with clients of Ticketmaster Entertainment’s Artist Services business are terminable at will by either party, leading to competition to retain those artists as clients. Competition is intense and may contribute to a decline in the volume of Ticketmaster Entertainment’s Artist Services business, which could adversely affect Ticketmaster Entertainment’s business and financial condition.

Covenants in Ticketmaster Entertainment’s debt agreements restrict Ticketmaster Entertainment’s business in many ways and if Ticketmaster Entertainment does not effectively manage its business to comply with these covenants, its financial condition and results of operations could be adversely affected.

Ticketmaster Entertainment’s senior secured credit facilities and/or the indenture governing the Ticketmaster Entertainment 10.75% senior notes due 2016, which are referred to as the Ticketmaster Entertainment Senior Notes, contain various covenants that limit Ticketmaster Entertainment’s ability and/or Ticketmaster Entertainment’s restricted subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans and investments;

•	enter into agreements that restrict distributions from Ticketmaster Entertainment’s subsidiaries;

•	sell assets and capital stock of Ticketmaster Entertainment’s subsidiaries;

•	enter into certain transactions with affiliates; and

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consolidate or merge with or into, or sell substantially all of Ticketmaster Entertainment’s assets to, another person, subject to the exception for the Merger as described in “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117.

In addition, Ticketmaster Entertainment’s senior secured credit facilities require it to maintain specified financial ratios. Ticketmaster Entertainment’s ability to meet those financial ratios can be affected by events beyond Ticketmaster Entertainment’s control, and Ticketmaster Entertainment may be unable to meet those tests. Among other things, certain adjustments required in connection with the Merger as a result of Ticketmaster Entertainment's status as the deemed accounting acquired company may make it more difficult for Ticketmaster Entertainment to comply with these financial ratios. In addition, a failure on Ticketmaster Entertainment’s part to maintain effective internal controls to measure compliance with these covenants could affect its ability to take corrective actions on a timely basis, and could result in its being in breach. A breach of any of these covenants could result in a default under Ticketmaster Entertainment’s senior secured credit facilities and/or Ticketmaster Entertainment’s other indebtedness. Upon the occurrence of an event of default under Ticketmaster Entertainment’s senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable. If Ticketmaster Entertainment were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness, which constitutes a significant portion of Ticketmaster Entertainment’s assets. If the lenders under Ticketmaster Entertainment’s senior secured credit facilities accelerate the repayment of borrowings, Ticketmaster Entertainment may not have sufficient assets to repay its senior secured credit facilities and its other indebtedness.

Ticketmaster Entertainment’s borrowings under its senior secured credit facilities are, and are expected to continue to be, at variable rates of interest and expose it to interest rate risk. If interest rates increase, Ticketmaster Entertainment’s debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and Ticketmaster Entertainment’s net income would decrease.

International Presence and Expansion—Ticketmaster Entertainment’s businesses operate in international markets in which Ticketmaster Entertainment has limited experience. Ticketmaster Entertainment’s businesses may not be able to successfully expand into new, or further into existing, international markets.

Ticketmaster Entertainment provides services in various jurisdictions abroad through a number of brands and businesses that it owns and operates, as well as through joint ventures, and expects to continue to expand its international presence. Ticketmaster Entertainment faces, and expects to continue to face, additional risks in the case of its existing and future international operations, including:

•	political instability and unfavorable economic conditions in the markets in which Ticketmaster Entertainment currently has international operations or into which its brands and businesses may expand;

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more restrictive or otherwise unfavorable government regulation of the live entertainment and ticketing industries, including the regulation of the provision of primary ticketing and ticket resale services, as well as promotional, marketing and other related services, which could result in increased compliance costs and/or otherwise restrict the manner in which Ticketmaster Entertainment’s businesses provide services and the amount of related fees charged for such services;

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limitations on the enforcement of intellectual property rights, which would preclude Ticketmaster Entertainment from building the brand recognition upon which it has come to rely in many jurisdictions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings to Ticketmaster Entertainment;

•	adverse tax consequences;

•	limitations on technology infrastructure, which could limit Ticketmaster Entertainment’s ability to migrate international operations to the Ticketmaster System, which would result in increased costs;

•	lower levels of Internet usage, credit card usage and consumer spending in comparison to those in the United States; and

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difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by United States law and Ticketmaster Entertainment’s internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing foreign operations, which Ticketmaster Entertainment might not be able to do effectively, or if so, on a cost-effective basis.

Ticketmaster Entertainment’s ability to expand its international operations into new jurisdictions, or further into existing, jurisdictions will depend, in significant part, on its ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as Ticketmaster Entertainment’s ability to make continued investments to maintain and grow existing international operations. If the revenues generated by international operations are insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, Ticketmaster Entertainment’s business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In addition, the ticketing industry in many jurisdictions abroad is more fragmented and local than it is in the United States. Ticketmaster Entertainment’s success in these markets will depend on the ability of Ticketmaster Entertainment’s businesses to create economies of scale by consolidating within each market geographically, which would most likely occur over a prolonged period, during which significant investments in technology and infrastructure would be required. In the case of expansion through organic growth, Ticketmaster Entertainment could face substantial barriers to entry in new markets, and barriers impeding expansion within existing markets, due primarily to the risks and concerns discussed above, among others.

Foreign Currency Risks—Ticketmaster Entertainment faces risks and uncertainties related to foreign currency exchange rate fluctuations.

To the extent that costs and prices for services are established in local currencies and adjusted to U.S. dollars based on then-current exchange rates, Ticketmaster Entertainment will be exposed to foreign exchange rate fluctuations. After accounting for such fluctuations, Ticketmaster Entertainment may be required to record significant gains or losses, the amount of which will vary based on then current exchange rates, which could cause its results to differ materially from expectations. As Ticketmaster Entertainment continues to expand its international presence, its exposure to exchange rate fluctuations will increase, which may have a negative impact on its financial results.

Changing Customer Requirements and Industry Standards—Ticketmaster Entertainment’s businesses may not be able to adapt quickly enough to changing customer requirements and industry standards.

The e-commerce industry is characterized by evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. Ticketmaster Entertainment’s businesses may not be able to adapt quickly enough and/or in a cost-effective manner to changes in industry standards and customer requirements and preferences, and their failure to do so could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations. In addition, the continued widespread adoption of new Internet or telecommunications technologies and devices or other technological changes could require Ticketmaster Entertainment’s businesses to modify or adapt their respective services or infrastructures. The failure of Ticketmaster Entertainment’s businesses to modify or adapt their respective services or infrastructures in response to these trends could render their existing websites, services and proprietary technologies obsolete, which could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

In addition, Ticketmaster Entertainment is currently in the process of migrating its international brands and businesses to the Ticketmaster System in an attempt to provide consistent and state-of-the-art services across its businesses and to reduce the cost and expense of maintaining multiple systems, which Ticketmaster Entertainment may not be able to complete in a timely or cost-effective manner. Delays or difficulties in implementing the Ticketmaster System, as well as any new or enhanced systems, may limit Ticketmaster Entertainment’s ability to achieve the desired results in a timely manner. Also, Ticketmaster Entertainment may be unable to devote financial resources to new technologies and systems in the future, which could adversely affect its business, financial condition and results of operations.

Compliance with Laws, Rules and Regulations—Ticketmaster Entertainment’s failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Since Ticketmaster Entertainment’s businesses sell tickets and provide related services to consumers through a number of different online and offline channels, they are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions in the United States and abroad, which are subject to change at any time. For example, Ticketmaster Entertainment’s businesses conduct marketing activities via the telephone and/or through online marketing channels, which activities are governed by numerous federal and state regulations, such as the Telemarketing Sales Rule, state telemarketing laws and the CAN-SPAM Act, among others. Ticketmaster Entertainment’s businesses are also subject to laws, rules and regulations applicable to providers of primary ticketing and ticket resale services, which in some cases regulate the amount of transaction and other fees that they may be charged in connection with primary ticketing sales and/or the ticket prices that may be charged in the case of ticket resale services. New legislation of this nature is introduced from time to time in various (and is pending in certain) jurisdictions in which Ticketmaster Entertainment’s businesses sell tickets and provide services. For example, several U.S. states and cities, Canadian provinces, the United Kingdom and European countries prohibit the resale of tickets at prices greater than the original face price (in the case of certain jurisdictions, without the consent of the venue) and/or prohibit the resale of tickets to certain types of events. Ticketmaster Entertainment’s various businesses have recently been named as defendants in several purported class action lawsuits and other actions and investigations alleging violations of these types of laws. The failure of Ticketmaster Entertainment’s businesses to comply with these laws and regulations could result in fines and/or proceedings against Ticketmaster Entertainment by governmental agencies and/or consumers, which if material, could adversely affect its business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations that restrict or otherwise unfavorably impact the ability or manner in which Ticketmaster Entertainment’s businesses provide primary ticketing and ticket resale services would require Ticketmaster Entertainment’s businesses to change certain aspects of their business, operations and client relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject Ticketmaster Entertainment to additional liabilities.

In addition, the application of various domestic and international sales, use, value-added and other tax laws, rules and regulations to Ticketmaster Entertainment’s historical and new products and services is subject to interpretation by applicable taxing authorities. While Ticketmaster Entertainment believes that it is compliant with current tax provisions, taxing authorities may take a contrary position and such positions may adversely affect its business, financial condition and results of operations. From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to compliance by Ticketmaster Entertainment and its businesses with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Ticketmaster Entertainment’s businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved each such material investigation, inquiry or litigation. Recently, several states and Canadian provinces have commenced investigations or inquiries regarding the relationship between Ticketmaster Entertainment and TicketsNow. Ticketmaster Entertainment has incurred significant legal expenses in connection with the defense of governmental investigations and litigation in the past and will be required to incur additional expenses in the future regarding such investigations and litigation. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent Ticketmaster Entertainment’s businesses from engaging in the ticketing business generally (or in a particular market thereof) or subject them to potential damage assessments, all of which could have a material adverse effect on Ticketmaster Entertainment’s business, financial condition and results of operations. See “Information About Ticketmaster Entertainment’s Business—Legal Proceedings” beginning on page 248 for a description of certain current legal proceedings involving Ticketmaster Entertainment.

Maintenance of Systems and Infrastructure—Ticketmaster Entertainment’s success depends, in part, on the integrity of Ticketmaster Entertainment’s systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have an adverse impact on Ticketmaster Entertainment’s business, financial conditions and results of operations.

Ticketmaster Entertainment’s success depends, in part, on Ticketmaster Entertainment’s ability to maintain the integrity of Ticketmaster Entertainment’s systems and infrastructure, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in Ticketmaster Entertainment’s information systems and infrastructures may adversely affect Ticketmaster Entertainment’s ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Ticketmaster Entertainment may experience occasional system interruptions that make some or all systems or data unavailable or prevent its businesses from efficiently providing services or fulfilling orders. Ticketmaster Entertainment also relies on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in its systems and infrastructures, its businesses, its affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of Ticketmaster Entertainment’s businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent Ticketmaster Entertainment’s businesses from providing services, fulfilling orders and/or processing transactions. While Ticketmaster Entertainment’s businesses have backup systems for certain aspects of their operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, Ticketmaster Entertainment may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect Ticketmaster Entertainment’s business, financial conditions and results of operations.

In addition, any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of Ticketmaster Entertainment’s businesses and subject Ticketmaster Entertainment to increased costs, litigation and other liabilities. Network security issues could lead to claims against Ticketmaster Entertainment for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. Security breaches could also significantly damage Ticketmaster Entertainment’s reputation with consumers and third parties with whom Ticketmaster Entertainment does business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. Ticketmaster Entertainment may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. Ticketmaster Entertainment also faces risks associated with security breaches affecting third parties with which it is affiliated or otherwise conducts business online. Consumers are generally concerned with security and privacy of the Internet, and any publicized security problems affecting Ticketmaster Entertainment’s businesses and/or those of third parties may discourage consumers from doing business with Ticketmaster Entertainment, which could have an adverse effect on Ticketmaster Entertainment’s business, financial condition and results of operations.

Privacy—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of consumer transactions, Ticketmaster Entertainment’s businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by Ticketmaster Entertainment and its businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. Ticketmaster Entertainment could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect its business, financial condition and results of operations.

Ticketmaster Entertainment’s businesses may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by these businesses. Ticketmaster Entertainment’s failure, and/or the failure by the various third party vendors and service providers with which Ticketmaster Entertainment does business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying Ticketmaster Entertainment’s products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Intellectual Property—Ticketmaster Entertainment may fail to adequately protect its intellectual property rights or may be accused of infringing intellectual property rights of third parties.

Ticketmaster Entertainment may fail to adequately protect its intellectual property rights or may be accused of infringing intellectual property rights of third parties. Ticketmaster Entertainment regards its intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to its success. Ticketmaster Entertainment’s businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

Ticketmaster Entertainment relies on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

Ticketmaster Entertainment has generally registered and continues to apply to register, or secure by contract when appropriate, its trademarks and service marks as they are developed and used, and reserves and registers domain names as it deems appropriate. Ticketmaster Entertainment generally considers the protection of its trademarks to be important for purposes of brand maintenance and reputation. While Ticketmaster Entertainment vigorously protects its trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. The failure of Ticketmaster Entertainment to protect its intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit its ability to control marketing on or through the Internet using its various domain names or otherwise, which could adversely affect its business, financial condition and results of operations.

Some of Ticketmaster Entertainment’s businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions. Ticketmaster Entertainment considers applying for patents or for other appropriate statutory protection when it develops valuable new or improved proprietary technologies or identifies inventions, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that Ticketmaster Entertainment owns. Likewise, the issuance of a patent to Ticketmaster Entertainment does not mean that its processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

From time to time, Ticketmaster Entertainment is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce Ticketmaster Entertainment’s intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

Key Employees—Failure to attract and retain key employees could adversely impact Ticketmaster Entertainment’s business, including prior to the completion of the Merger.

In order to be successful, Ticketmaster Entertainment must attract and retain talented executives and other key employees, including those in managerial, technical, sales, marketing, and support positions, including prior to the completion of the Merger. Ticketmaster Entertainment’s businesses require individuals with relevant experience and diverse skill sets, and the market for these personnel is highly competitive. The failure to attract employees with the requisite skills and abilities to Ticketmaster Entertainment, or the loss of key employees, such as Ticketmaster Entertainment’s Chief Executive Officer, Mr. Azoff, who not only has a leadership role for Ticketmaster Entertainment as a whole but also is critical to the success of its Artist Services business, could adversely impact Ticketmaster Entertainment’s ability to meet key objectives, such as the timely and effective development and delivery of products and services, and could otherwise have a significant impact on Ticketmaster Entertainment’s operations. For a discussion as to how the loss of key employees may affect the combined company, see “—Risks Related to the Combined Company if the Merger Is Completed—The loss of key personnel could have a material adverse effect on the combined company’s financial condition, results of operations and growth prospects,” beginning on page 41.

Ticketmaster Entertainment may be unable to make the changes necessary to comply with the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Ticketmaster Entertainment is required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 by the end of its fiscal year ending December 31, 2009 for the first time as a newly established public company, and, accordingly, its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008 does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of its independent registered public accounting firm due to a transition period established by the SEC. If Ticketmaster Entertainment’s management is unable to conclude that Ticketmaster Entertainment maintains effective internal control over financial reporting as of December 31, 2009 and future periods, or if Ticketmaster Entertainment’s independent registered public accounting firm is unable to deliver an attestation report opining that Ticketmaster Entertainment maintains effective internal control over financial reporting as of December 31, 2009 and future periods, Ticketmaster Entertainment’s business, financial condition and results of operations could be adversely affected.

Risks Relating to Ticketmaster Entertainment’s Business Prior to the Completion of the Merger

Ticketmaster Entertainment may be unable to make the changes necessary to operate effectively as a separate public entity (prior to the completion of the Merger) and has incurred and will incur additional costs related to operating as an independent company.

As a result of the Ticketmaster Entertainment spin-off, IAC no longer has any obligation to provide financial, operational or organizational assistance to Ticketmaster Entertainment, other than limited services pursuant to a Transition Services Agreement that Ticketmaster Entertainment entered into in connection with the Ticketmaster Entertainment spin-off with IAC and the Spincos. As a separate public entity (which Ticketmaster Entertainment will remain until the completion of the Merger), Ticketmaster Entertainment is subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with NASDAQ’s continued listing requirements, as well as generally applicable tax and accounting rules. The obligations of being a public company, including substantial public reporting and investor relations obligations, have required and will require additional expenditures, place new demands on Ticketmaster Entertainment’s management and have required and will require the hiring of additional personnel. Ticketmaster Entertainment may need to implement additional systems that require new expenditures in order to adequately function as a public company. Ticketmaster Entertainment has endeavored to make the changes necessary to successfully operate as an independent public entity; however, this is an ongoing process that may present unanticipated challenges and costs that could have an adverse effect on Ticketmaster Entertainment.

Brand Recognition—Failure to maintain brand recognition and attract and retain customers in a cost-effective manner could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Maintaining and promoting the Ticketmaster and www.ticketmaster.com (and related international) brand names and, to a lesser extent, the www.ticketsnow.com, www.ticketweb.com, www.museumtix.com and www.tmvista.com (and related international) brand names, is critical to the ability of Ticketmaster Entertainment’s businesses to attract consumers and business customers to their respective websites and other distribution channels. Ticketmaster Entertainment believes that the importance of brand recognition will increase, given the growing number of online ticketing services due to relatively low barriers to entry to providing online content and services. Accordingly, Ticketmaster Entertainment has spent, and expects to continue to spend, increasing amounts of money on, and devote greater resources to, branding and other marketing initiatives, including search engine optimization techniques and paid search engine marketing, neither of which may be successful or cost-effective. The failure of Ticketmaster Entertainment’s businesses to maintain the recognition of their respective brands and to attract and retain consumers in a cost-effective manner could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Acquisitions—Ticketmaster Entertainment may experience operational and financial risks in connection with acquisitions. In addition, some of the businesses acquired by Ticketmaster Entertainment may incur significant losses from operations or experience impairment of carrying value.

Ticketmaster Entertainment’s growth may depend upon future acquisitions and depends, in part, on Ticketmaster Entertainment’s ability to successfully integrate historical acquisitions. Ticketmaster Entertainment may experience operational and financial risks in connection with acquisitions. To the extent that Ticketmaster Entertainment continues to grow through acquisitions, it will need to:

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successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with existing operations and systems;

•	retain the clients of the acquired businesses;

•	retain and integrate key personnel at acquired businesses; and

•	successfully manage acquisition-related resource demands on its management, operations and financial resources and/or those of acquired businesses.

Ticketmaster Entertainment may not be successful in addressing these challenges or any others encountered in connection with recent and future acquisitions and the failure to do so could adversely affect its business, financial condition and results of operations. The anticipated benefits of one or more acquisitions may not be realized and future acquisitions could result in potentially dilutive issuances of equity securities and/or contingent liabilities. Also, the value of goodwill and other intangible assets acquired could be impacted by one or more unfavorable events or trends, which could result in impairment charges, in addition to the $1.1 billion charge recorded in the fourth quarter of 2008 related to the impairment of goodwill. The occurrence of any of these events could adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Through certain acquisitions (all of which were completed prior to February 8, 2009), such as the acquisitions of TicketsNow, Emma Entertainment, Echo, GET ME IN! and Front Line, Ticketmaster Entertainment entered into aspects, and through future acquisitions may enter into aspects, of the ticketing and/or entertainment industries in which it had not previously participated directly. Acquisitions of this nature could adversely affect relationships with new and potential clients to the extent that clients view the interests of acquired businesses, or those of Ticketmaster Entertainment overall following the completion of any such acquisitions, as competing with or diverging from their own, which could adversely impact Ticketmaster Entertainment’s relationships with its clients and its ability to attract new clients. This would adversely affect Ticketmaster Entertainment’s business, financial condition and results of operations.

Future Capital Needs—Ticketmaster Entertainment may have future capital needs and may not be able to obtain additional financing on acceptable terms.

In connection with the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment incurred indebtedness of approximately $765 million and has since drawn down an additional $100 million from its revolving credit facility, which is referred to as the revolver. Ticketmaster Entertainment’s future capital needs may include funds necessary to develop new services or to enhance its existing services, to complete acquisitions or to otherwise take advantage of business opportunities or respond to competitive pressures.

These arrangements and current market conditions may limit Ticketmaster Entertainment’s ability to secure additional financing in the future on favorable terms or at all. Ticketmaster Entertainment’s ability to secure additional financing and satisfy Ticketmaster Entertainment’s financial obligations under indebtedness outstanding from time to time will depend upon Ticketmaster Entertainment’s future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond Ticketmaster Entertainment’s control. The prolonged continuation or worsening of current credit market conditions would have a material adverse effect on Ticketmaster Entertainment’s ability to secure financing on favorable terms, if at all.

Ticketmaster Entertainment may be unable to secure additional financing or financing on favorable terms or its operating cash flow may be insufficient to satisfy its financial obligations under indebtedness outstanding from time to time (if any). Furthermore, if financing is not available when needed, or is available on unfavorable terms, Ticketmaster Entertainment may be unable to develop new services or enhance its existing services, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition and results of operations. If the Merger is not completed and additional funds are raised through the issuance of equity securities,

Ticketmaster Entertainment stockholders may experience significant dilution. Also, in the event that the Merger is not completed, it should be noted that Ticketmaster Entertainment’s ability to engage in significant equity issuances is limited in order to preserve the tax-free nature of the Ticketmaster Entertainment spin-off.

Volatile Stock Price—Ticketmaster Entertainment’s stock price has been, and until the completion of the Merger, may continue to be, volatile.

Shares of Ticketmaster Entertainment common stock began trading on NASDAQ on August 21, 2008 upon completion of the Ticketmaster Entertainment spin-off (and for a short period prior to that were listed on a “when-issued” basis). Since this time, the market price of Ticketmaster Entertainment common stock has been volatile. It is likely that the market price of Ticketmaster Entertainment common stock will continue to be subject to significant fluctuations until the Merger is completed. Ticketmaster Entertainment believes that future announcements concerning it, its competitors or its principal customers, including technological innovations, new product and service introductions, governmental regulations, litigation or changes in earnings estimated by it or analysts may cause the market price of Ticketmaster Entertainment common stock to fluctuate substantially in the future. Prior to the completion of the Merger, sales of substantial amounts of outstanding Ticketmaster Entertainment common stock in the public market could materially and adversely affect the market price of Ticketmaster Entertainment common stock. Further, in recent months, the stock market has experienced extreme price fluctuations in equity securities of listed companies. These price and volume fluctuations often have been unrelated to the operating performance of those companies. These fluctuations, as well as general economic, political and market conditions, such as armed hostilities, acts of terrorism, civil disturbances, recessions, international currency fluctuations or tariffs and other trade barriers, may materially and adversely affect the market price of Ticketmaster Entertainment common stock. For further discussion regarding the effect that fluctuations in the price of Ticketmaster Entertainment common stock and/or future issuances of Ticketmaster Entertainment common stock prior to the completion of the Merger may have on the exchange ratio, see “—Risks Related to the Pending Merger—The exchange ratio is subject to adjustment prior to the completion of the Merger in order to ensure that Ticketmaster Entertainment stockholders immediately prior to the Merger receive 50.01% of the voting power of all Live Nation equity interests immediately after the completion of the Merger. The price of Live Nation common stock and Ticketmaster Entertainment common stock will fluctuate during the pendency of the Merger,” beginning on page 33.

Goodwill Impairment—A significant portion of Ticketmaster Entertainment’s goodwill recently became impaired and may suffer further impairment in the future in the event that the Merger is not completed. Any future impairment could negatively affect Ticketmaster Entertainment’s financial results and financial condition.

In accordance with GAAP, Ticketmaster Entertainment tests goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying amount of Ticketmaster Entertainment’s goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. During the year ended December 31, 2008, Ticketmaster Entertainment recognized a total non-cash charge of $1.1 billion related to the impairment of goodwill of its Ticketing reporting unit. As of December 31, 2008, after giving effect to the impairment charge, Ticketmaster Entertainment had goodwill of approximately $455.8 million, which constituted approximately 27% of its total assets at that date. Due to the volatile stock market, the current economic uncertainty and other factors, if the Merger is not completed, Ticketmaster Entertainment cannot assure investors that remaining goodwill will not be further impaired in future periods. Impairment may result from, among other things, a significant and sustained decline in its stock prices and market capitalization, a significant decline in its expected cash flows, an adverse change in the business climate and slower growth rates in its industry. If the Merger is not completed and Ticketmaster Entertainment is required to record an impairment charge for its goodwill in the future, this would adversely impact its financial condition and financial results.

THE MERGER

The following is a discussion of the Merger and the material terms of the Merger Agreement between Live Nation and Ticketmaster Entertainment. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein.

Background of the Merger

Throughout 2007, in anticipation of the expiration of Live Nation’s then current principal ticketing agreement with Ticketmaster Entertainment at the end of 2008, Live Nation senior management began to explore a variety of commercial and strategic transactions and other business opportunities for the purpose of establishing and developing a ticketing platform to service Live Nation’s own in-house ticketing needs and ultimately provide ticketing services to third parties. As part of these efforts, Live Nation senior management and the Live Nation board of directors explored and considered, to varying degrees, further negotiations with Ticketmaster Entertainment to renew the parties’ then current ticketing agreement on mutually acceptable terms; acquisitions and other business combination transactions involving parties identified by Live Nation senior management as potentially having sufficient technological and/or operational capabilities to satisfy Live Nation’s objectives; licensing, joint venture and similar arrangements with similarly identified parties; and the organic growth and development by Live Nation of its own ticketing platform building upon Live Nation’s existing technological and operational capabilities. After careful consideration and evaluation of these potential alternatives, Live Nation senior management and the Live Nation board of directors determined at the time, based on (among other things) CTS’ representations, that of these various alternatives an arrangement with CTS offered the best overall combination of attributes being sought by Live Nation for its ticketing solution, including relatively low initial capital investment requirements, a flexible and scalable baseline ticketing platform, proven success and credibility in the market and the ability to outsource development to adapt the system to Live Nation’s business needs. At the conclusion of this evaluation Live Nation decided to enter into the CTS agreement in December of 2007 and to allow its principal, long-term ticketing agreement with Ticketmaster Entertainment to expire at the end of 2008.

On August 20, 2008, IAC completed the spin-off of all of the capital stock of Ticketmaster Entertainment to IAC stockholders, and Ticketmaster Entertainment became a standalone public company. In connection with the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment succeeded to certain of IAC’s rights and obligations under an existing agreement with Liberty Media, which was at that time the largest stockholder of both IAC and Ticketmaster Entertainment. This agreement, which, as assigned to and assumed by Ticketmaster Entertainment, is referred to as the Ticketmaster Entertainment Spinco Agreement, provides Liberty Media specified governance rights and contains certain “standstill” restrictions on Liberty Media, including limitations on Liberty Media’s ability to enter into agreements with respect to its shares of Ticketmaster Entertainment common stock.

In early October 2008, the Ticketmaster Entertainment board of directors, newly constituted at the time of the Ticketmaster Entertainment spin-off, met with Ticketmaster Entertainment senior management to review Ticketmaster Entertainment’s operations and business plan. The Ticketmaster Entertainment board of directors considered the challenges facing Ticketmaster Entertainment as a standalone public company under then-current economic and industry conditions and the pending expiration at the end of 2008 of its principal ticketing agreement with Live Nation, historically Ticketmaster Entertainment’s largest customer. The Ticketmaster Entertainment board of directors discussed a range of opportunities for continued growth through both internal business development and potential acquisitions and joint ventures, including in the live music promotion business. In the following weeks, Ticketmaster Entertainment negotiated and, at the end of October 2008, announced, the acquisition of an additional equity interest in Front Line, resulting in Ticketmaster Entertainment owning a majority stake in Front Line. In connection with that transaction, Front Line’s Chief Executive Officer, Irving Azoff, was appointed Chief Executive Officer of Ticketmaster Entertainment.

During November and December of 2008, Ticketmaster Entertainment began to preliminarily explore a number of potential strategic transactions with other participants in the live entertainment industry. On November 19, 2008, the Ticketmaster Entertainment board of directors met to discuss, among other topics, the current competitive situation of Ticketmaster Entertainment and, in particular, the possibility of a strategic business transaction with another industry participant. To assist it with these efforts, Ticketmaster Entertainment engaged J.P. Morgan Chase Securities as its financial advisor.

In early December 2008, Mr. Azoff met with Michael Rapino, Chief Executive Officer of Live Nation, and John Hopmans, Executive Vice President, M&A and Strategic Finance of Live Nation, in the ordinary course of their existing business relationship, during which they discussed, among other things, the possibility of a business combination transaction between Ticketmaster Entertainment and Live Nation. During this period, Barry Diller, Chairman of the Board of Ticketmaster Entertainment, also had similar telephonic conversations with Randall Mays, the Chairman of the Board of Live Nation, in which a merger of equals of the two companies was discussed. At its regularly scheduled meeting on December 9, 2008, Messrs. Rapino and Mays informed the Live Nation board of directors of the substance of their respective discussions with Messrs. Azoff and Diller. Representatives of Live Nation’s legal advisors and representatives of Goldman Sachs joined the meeting and led a discussion of the potential benefits of a business combination transaction between the two companies, including the combined company’s anticipated cost synergies and prospective pro forma financial position, and certain other considerations with respect to such a transaction. After a lengthy discussion, the Live Nation board of directors directed Live Nation senior management to continue to explore a potential business combination transaction with Ticketmaster Entertainment, and thereafter Live Nation engaged Goldman Sachs to act as its financial advisor in connection with the potential transaction.

On December 18, 2008, Live Nation and Ticketmaster Entertainment entered into a confidentiality agreement, and each party began to conduct its due diligence investigation of the other company and its businesses.

During early to mid-January 2009, Live Nation and Ticketmaster Entertainment continued to conduct their due diligence investigations and further discussed potential transaction terms. The parties’ representatives evaluated a variety of possible transaction structures for a merger of equals transaction and jointly determined that merging Ticketmaster Entertainment into a subsidiary of Live Nation, with Live Nation surviving as the publicly-traded parent company, represented the most desirable structure for the potential transaction. Ticketmaster Entertainment proposed a then-undetermined exchange ratio that, upon completion of the transaction, would result in former holders of Ticketmaster Entertainment common stock holding slightly in excess of 50% of the combined company. In addition, the parties’ representatives discussed the framework of the basic transaction terms that would be reflected in a definitive merger agreement and the composition of the post-merger board of directors and senior management of the combined company. After evaluating the primary transaction terms the parties had negotiated and transaction-structure considerations, Live Nation agreed to calculate the exchange ratio such that upon completion of the transaction, former holders of Ticketmaster Entertainment common stock would hold slightly in excess of 50% of the combined company. During these discussions, Live Nation indicated that its willingness to enter into any transaction agreement would be conditioned on Liberty Media agreeing to vote its shares of Ticketmaster Entertainment common stock in favor of the transaction when submitted to Ticketmaster Entertainment’s stockholders for approval.

Members of senior management of Ticketmaster Entertainment and Ticketmaster Entertainment’s legal and financial advisors made presentations to the Ticketmaster Entertainment board of directors on January 22, 2009 regarding the discussions with Live Nation, as well as Ticketmaster Entertainment’s separate discussions with another participant in the live entertainment industry regarding a potential significant joint venture transaction with that third party. Following its consideration of the potential transactions and of Ticketmaster Entertainment continuing as a standalone entity, the Ticketmaster Entertainment board of directors authorized Ticketmaster Entertainment to further pursue a merger of equals transaction with Live Nation on the terms discussed with the Ticketmaster Entertainment board of directors and determined not to pursue further discussions regarding the potential third-party joint venture transaction. The Ticketmaster Entertainment board of directors came to this conclusion primarily based on the fact that (1) discussions with the potential joint venture partner were still in the preliminary stages and, based on the progress to date, that there was no guarantee that Ticketmaster Entertainment and the other company would be able to enter into a definitive agreement, and (2) unlike the potential joint venture, the proposed merger would be a transformative transaction that would allow Ticketmaster Entertainment to become part of a diversified live entertainment company that would be well-positioned to compete in the global marketplace. The Ticketmaster Entertainment board of directors also authorized Ticketmaster Entertainment to engage Allen & Co. as an additional financial advisor to Ticketmaster Entertainment.

On January 25, 2009, Live Nation delivered an initial draft of the merger agreement to Ticketmaster Entertainment. On January 26, 2009, the Live Nation board of directors met to discuss the proposed merger, and members of Live Nation senior management and representatives of Live Nation’s legal and financial advisors made presentations to the Live Nation board of directors regarding the status of their discussions with Ticketmaster Entertainment, the initial results of Live Nation’s due diligence review of Ticketmaster Entertainment’s businesses, financial condition and results of operations and the implications of the proposed merger under the CTS agreement. The Live Nation board of directors also discussed Live Nation senior management’s initial estimate of the combined company’s potential annual synergies, including an estimate of annual after-tax operating synergies of approximately $40 million and other potential synergies (and dis-synergies) that were more speculative and/or difficult to estimate. The Live Nation board of directors instructed Live Nation senior management to review and refine the financial forecasts prepared by Ticketmaster Entertainment, as more fully described under “—Certain Financial Forecasts Utilized by the Live Nation Board of Directors and Live Nation’s Financial Advisors” beginning on page 71, and to assess the advantages and disadvantages of the Ticketmaster Entertainment ticketing platform. Soon thereafter, Live Nation determined to engage Deutsche Bank as an additional financial advisor to Live Nation in connection with the proposed merger.

During the last week of January 2009, the parties continued to negotiate the terms of the proposed merger. During the course of this period, the parties and their respective counsels negotiated, among other things, the terms and scope of the parties’ “no shop” restrictions, the circumstances under which the proposed merger could be terminated, the amount of the termination fee and the circumstances under which such fee would be payable by either party, the conditions to the completion of the Merger and the parties’ respective covenants relating to the satisfaction of those conditions. The parties also negotiated the terms and scope of representations and warranties and interim operating and other pre-closing covenants of the parties to be set forth in a merger agreement between the parties. Representatives of Ticketmaster Entertainment also contacted representatives of Liberty Media to discuss Liberty Media’s willingness to support the proposed merger, which Liberty Media indicated would be conditioned on its receiving certain post-merger governance and registration rights with respect to the combined company.

On January 30, 2009, the Live Nation board of directors held a meeting and received an update of the ongoing negotiations with Ticketmaster Entertainment by members of Live Nation senior management and representatives of Live Nation’s legal and financial advisors. During this meeting, members of Live Nation senior management presented the results of their reviews of the financial forecasts prepared by Ticketmaster Entertainment and the assumptions made by Ticketmaster Entertainment in preparing such financial forecasts. Live Nation senior management explained to the Live Nation board of directors that adjustments had been made by Live Nation management to these financial forecasts in order to ensure that they represented the views of the Live Nation senior management with respect to decreased revenues attributable to secondary ticketing sales and decreased annual revenue growth rates and EBITDA margins—primarily in years 2010 through 2012—in other aspects of Ticketmaster Entertainment’s business consistent with Live Nation management’s assessment of overall industry trends, as reflected in Live Nation’s own forecasts. For further discussion of the forecasts utilized by the Live Nation board of directors and its financial advisors, see “—Certain Financial Forecasts Utilized by the Live Nation Board of Directors and Live Nation’s Financial Advisors” beginning on page 71. During this meeting, members of Live Nation senior management also presented a review of the ticketing platform utilized by Ticketmaster Entertainment as compared to the ticketing platform used by Live Nation. During the course of the meeting, Live Nation management discussed, among other things, its review of Ticketmaster Entertainment’s capital investments in recent years in an effort to integrate the two primary components of its ticketing platform and Ticketmaster Entertainment’s recently introduced ticketing innovations such as dynamic pricing, paperless ticketing, mobile phone and affiliate ticketing and a website redesign, Live Nation management’s view that substantial additional investments would not be required in the near-term in order to improve the Ticketmaster Entertainment technology systems in order to remain competitive with other available ticketing platforms, and Live Nation management’s belief that the platform was capable of offering greater flexibility without significant further investment.

Later that day, Ticketmaster Entertainment sent a revised draft of the merger agreement to Live Nation and gave formal written notice to Liberty Media of a potential merger transaction involving Ticketmaster Entertainment as required under the Ticketmaster Entertainment Spinco Agreement.

The Live Nation board of directors met again on February 3, 2009 to receive an update from members of Live Nation senior management and representatives of Live Nation’s legal and financial advisors regarding the status of negotiations with Ticketmaster Entertainment and the terms reflected in the latest draft of the merger agreement. Also on February 3, 2009, a number of media sources, including The New York Times and The Wall Street Journal, first reported that negotiations were ongoing between Ticketmaster Entertainment and Live Nation regarding a potential business combination transaction.

The parties continued to negotiate the draft merger agreement during the first week of February 2009 including the conditions to the completion of the Merger, the circumstances under which a merger agreement between the parties could be terminated, the amount of the termination fee payable by either party in connection with any such termination, and the terms and scope of the representations and warranties and interim operating covenants in a merger agreement between the parties. Also during this period, Ticketmaster Entertainment, Live Nation and Liberty Media began to negotiate the terms of the Liberty Voting Agreement and the Liberty Stockholder Agreement.

The Ticketmaster Entertainment board of directors convened on February 6, 2009 to receive an update from Ticketmaster Entertainment management and Ticketmaster Entertainment’s financial and legal advisors on the status of the negotiations with Live Nation and discussions with Liberty Media. Representatives of Ticketmaster Entertainment’s senior management and Ticketmaster Entertainment’s financial and legal advisors made presentations and reviewed, among other things, the matters set forth under “—Ticketmaster Entertainment’s Reasons for the Merger” beginning on page 67. The Ticketmaster Entertainment board of directors was also apprised of the status of discussions between the Ticketmaster Entertainment compensation committee and Mr. Azoff regarding proposed changes to Mr. Azoff’s employment arrangements and between the Live Nation compensation committee and Mr. Rapino regarding proposed changes to his employment arrangements, in both cases, most of which would become effective only upon the completion of the proposed merger.

On February 8, 2009, the Live Nation board of directors met to discuss the proposed merger, and Live Nation’s legal and financial advisors apprised the Live Nation board of directors of the revised terms of the draft merger agreement that had been negotiated with Ticketmaster Entertainment since the February 3, 2009 meeting of the Live Nation board of directors and the proposed terms of the Liberty Stockholder Agreement and of the Liberty Voting Agreement. During this meeting, members of Live Nation senior management and representatives of Live Nation’s legal and financial advisors made presentations and reviewed, among other things, many of the matters set forth under “—Live Nation’s Reasons for the Merger” beginning on page 63. The Live Nation board of directors also received an update regarding the employment arrangement discussions between the Ticketmaster Entertainment compensation committee and Mr. Azoff and between the Live Nation compensation committee and Mr. Rapino. Goldman Sachs rendered its oral opinion to the Live Nation board of directors, subsequently confirmed in writing as of the date of the Merger Agreement, that the exchange ratio, subject to adjustment as provided in the Merger Agreement, was fair, from a financial point of view, to Live Nation.

Deutsche Bank rendered its oral opinion to the Live Nation board of directors, subsequently confirmed in writing as of February 9, 2009, that the exchange ratio was fair, from a financial point of view, to Live Nation. The Live Nation board of directors determined to adjourn its meeting until the following day in order to allow the members of its compensation committee to further review the terms of Mr. Azoff’s proposed employment arrangements and to allow the parties to continue to negotiate the principal terms of the Liberty Voting Agreement and the Liberty Stockholder Agreement.

On February 8, 2009, the Ticketmaster Entertainment board of directors also met to consider the proposed merger. Ticketmaster Entertainment’s legal advisors reviewed with the Ticketmaster Entertainment board of directors the transaction terms that had been negotiated with Live Nation since the February 6, 2009 meeting of the Ticketmaster Entertainment board of directors, including the requirement that Mr. Azoff agree to exchange prior to the proposed merger any outstanding shares of Ticketmaster Entertainment Series A preferred stock, all of which were held by Mr. Azoff, for a Ticketmaster Entertainment note. Allen & Co. rendered its oral opinion to the Ticketmaster Entertainment board of directors, subsequently confirmed in writing as of the date of the Merger Agreement, to the effect that the Merger consideration to be received by holders of Ticketmaster Entertainment common stock in the proposed merger was fair, from a financial point of view, to holders of shares of Ticketmaster Entertainment common stock. Following the discussion, the Ticketmaster Entertainment board of directors, by a unanimous vote of those directors present, determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of Ticketmaster Entertainment and its stockholders and, subject to the receipt of an agreement from Mr. Azoff regarding the exchange of his Ticketmaster Entertainment Series A preferred stock, authorized Ticketmaster Entertainment to enter into the Merger Agreement and determined to recommend that Ticketmaster Entertainment stockholders adopt the Merger Agreement.

On February 9, 2009, the Live Nation board of directors met again to consider the proposed merger. Members of Live Nation senior management and the Live Nation compensation committee updated the Live Nation board of directors regarding Mr. Azoff’s employment arrangements and Live Nation’s legal advisors summarized recent negotiations with Liberty Media regarding the Liberty Voting Agreement and the Liberty Stockholder Agreement. Thereafter, representatives of each of Goldman Sachs and Deutsche Bank confirmed that there had been no developments that would adversely affect the ability of either of them to confirm in writing the oral opinions previously rendered to the Live Nation board of directors on February 8. Following the discussion, the Live Nation board of directors, by a unanimous vote of those directors present, determined that the Merger Agreement and the transactions contemplated thereby, including the Liberty Voting Agreement and the Liberty Stockholder Agreement, were advisable and in the best interests of Live Nation and its stockholders, authorized Live Nation to enter into each of the Merger Agreement, the Liberty Voting Agreement and the Liberty Stockholder Agreement, and determined to recommend that Live Nation stockholders approve the issuance of shares of Live Nation common stock to Ticketmaster Entertainment stockholders pursuant to the Merger Agreement.

Following the meeting of the Live Nation board of directors and continuing into the next morning, representatives of Live Nation and Ticketmaster Entertainment finalized the Merger Agreement and completed negotiations with Liberty Media’s representatives of the Liberty Voting Agreement and the Liberty Stockholder Agreement. In addition, Ticketmaster Entertainment’s legal advisors and Mr. Azoff’s legal advisors negotiated a letter agreement regarding the exchange of Mr. Azoff’s Ticketmaster Entertainment Series A preferred stock. Thereafter, on the morning of February 10, 2009, Live Nation and Ticketmaster Entertainment executed the Merger Agreement and issued a joint press release announcing the Merger.

Live Nation’s Reasons for the Merger

In reaching its decision to approve the Merger and the Merger Agreement and recommend approval of the Live Nation share issuance proposal and the Live Nation name change proposal by Live Nation stockholders, the Live Nation board of directors consulted with Live Nation management, as well as with Live Nation’s legal and financial advisors, and considered a number of factors, including the following factors:

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Its evaluation of the prospects of the Merger to enhance Live Nation stockholder value and to allow the combined company to capitalize on strategic advantages and other opportunities created by combining a global concert business, global ticketing operations and an artist management company, including lowering costs and developing new distribution platforms and new revenue streams (through sponsorships and increased sales and distribution opportunities), and Live Nation management’s belief that the Merger would produce a vertically integrated combined company that would be positioned to address the challenges of serving artists and fans better through improved ticketing options, dynamic promotion arrangements and greater transparency with respect to ticket pricing.

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Its knowledge of Live Nation’s business, operations, financial condition, earnings and prospects and its and Live Nation management’s knowledge of Ticketmaster Entertainment’s business, operations, financial condition, earnings and prospects, taking into account the results of Live Nation’s due diligence review of Ticketmaster Entertainment, which it believed would aid in the integration and operation of the combined company and as a result was considered a factor in favor of the Merger.

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The prevailing macroeconomic conditions, and the economic environment of the industries in which Live Nation and Ticketmaster Entertainment operate, which it viewed as supporting the rationale for seeking a strategic transaction that should create a stronger, global live entertainment company better positioned to weather macroeconomic pressures than Live Nation on a standalone basis.

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Its belief that, based upon the companies’ projected operating results utilized by the Live Nation board of directors, the Merger would be accretive to Live Nation’s adjusted operating income and credit profile, and thereby enhance Live Nation stockholder value.

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The estimates of significant annual operating synergies resulting from the combination of Live Nation’s and Ticketmaster Entertainment’s ticketing, marketing, data centers and back-office functions, then estimated to be $40 million, presented to the Live Nation board of directors at the time of its approval of the Merger Agreement, which were a factor in favor of the Merger, as the Live Nation stockholders, based on their substantial equity interest in the combined company following the closing of the Merger, would participate in the benefits of such estimated synergies.

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Live Nation management’s belief that the combined company would be positioned to increase its investment in research and development and take full advantage of Live Nation and Ticketmaster Entertainment’s combined online resources, databases and promotional operations to enhance the direct connection between artists and fans, in turn reducing unsold tickets and improving attendance at events, which will benefit artists and venues and, in turn, the combined company.

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The fact that the financial profile of the combined company would be more attractive than that of Live Nation as a standalone company, because of the anticipated benefits from combining Live Nation’s historic growth with Ticketmaster Entertainment’s stable revenue performance.

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The opinions of Live Nation’s financial advisors, specifically the opinion of Goldman Sachs that, as of February 10, 2009 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio, subject to adjustment as provided in the Merger Agreement, was fair, from a financial point of view, to Live Nation, and the opinion of Deutsche Bank that, as of February 9, 2009 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio was fair, from a financial point of view, to Live Nation, which opinions assisted the Live Nation board of directors in determining that the Merger is advisable and in the best interests of Live Nation and its stockholders.

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The fact that Live Nation stockholders immediately prior to the Merger would hold just less than 50% of the voting power of the equity interests of the combined company immediately following the Merger, which participation was viewed as a factor in favor of the Merger because Live Nation stockholders would have the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of the combined company’s common stock following the Merger.

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The exchange ratio of 1.384 shares of Live Nation common stock for each share of Ticketmaster Entertainment common stock, and the fact that the exchange ratio, although subject to adjustment, will not fluctuate based upon changes in Live Nation’s or Ticketmaster Entertainment’s stock price between signing and closing, which protects Live Nation stockholders from changes in Live Nation’s or Ticketmaster Entertainment’s stock prices that could adversely affect the exchange ratio from the point of view of Live Nation stockholders.

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The fact that Liberty Holdings would be entering into the Liberty Voting Agreement pursuant to which, among other things, Liberty Holdings would agree to vote its shares of Ticketmaster Entertainment common stock in favor of the Merger proposal and to vote any of its shares of Live Nation common stock in favor of the share issuance proposal, which was viewed as a factor in favor of the Merger because the Live Nation board of directors believed that Liberty Holdings’ entering into this agreement would make it more likely that, once announced, the Merger would be approved by Ticketmaster Entertainment stockholders.

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The fact that, in light of difficult current conditions in the private and public credit markets, the transaction structure would permit the combined company to leave in place Live Nation’s senior secured credit facility (because the Merger is not considered a “restricted transaction” under its covenants) and Live Nation’s convertible senior notes (because the Merger is not considered a “fundamental change” under the applicable indenture’s covenants) and the Ticketmaster Entertainment Senior Notes (because the Merger is not considered a “change of control” under its covenants).

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The use of Live Nation common stock as the sole consideration to be delivered to Ticketmaster Entertainment’s stockholders in the Merger, which will allow Live Nation to proceed with the Merger without the need to secure financing commitments that may have been costly and/or challenging to secure in light of difficult current conditions in the private and public credit markets.

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The strong commitment on the part of both parties to complete the Merger pursuant to their respective obligations under the terms of the Merger Agreement, including both parties’ reciprocal commitments to use reasonable best efforts to obtain antitrust regulatory and any other governmental approvals required to complete the Merger, which was viewed as a factor in favor of the Merger because the Live Nation board of directors believed this made it more likely, once announced, that the Merger would be completed.

•

The terms of the Merger Agreement, including the termination fee payable by Live Nation, which, in the view of the Live Nation board of directors, was a factor in favor of the Merger as such terms do not preclude a proposal for an alternative acquisition transaction involving Live Nation.

•

The fact that the same termination fee (as described in the preceding bullet) would be payable by Ticketmaster Entertainment upon termination of the Merger Agreement under similar circumstances, which was a factor in favor of the entering into the Merger Agreement because Live Nation would be entitled to receive a termination fee in such circumstances. See “The Merger Agreement—Effect of Termination; Termination Fees and Expenses” beginning on page 142.

•

The fact that the Merger Agreement allows the Live Nation board of directors to change or withdraw its recommendation regarding the Merger proposal if a superior transaction proposal is received from a third party or in response to certain material developments or changes in circumstances, if in either case the Live Nation board of directors determines that a failure to change its recommendation would result in a breach of its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances and, therefore, was considered a factor in favor of entering into the Merger Agreement.

•

The governance arrangements contained in the Merger Agreement providing, after the completion of the Merger, (i) for representation on the initial post-Merger board of directors of the combined company of seven appointees from Live Nation, at least five of whom must be independent directors, and seven appointees from Ticketmaster Entertainment (including up to two Liberty directors as provided in the Liberty Stockholder Agreement), at least three of whom (including at least one Liberty Media designee) must be independent directors with respect to Live Nation; and (ii) that the initial post-Merger Audit, Compensation and Nominating Committees of the board of directors of the combined company would consist of two directors designated by Live Nation and two directors designated by Ticketmaster Entertainment, which governance arrangements were viewed as a factor in favor of the Merger as the combined company would gain the experience and knowledge that the Live Nation directors possess regarding Live Nation’s business and the live entertainment industry.

•

The fact that the combined company would have a highly experienced management team with extensive industry experience in most significant facets of the live entertainment industry, and the fact that the Chief Executive Officer of Live Nation will serve as Chief Executive Officer of the combined company, which experience and leadership were considered beneficial to Live Nation and the combined company, and, therefore, were considered factors in favor of the Merger.

In addition to the factors described above, the Live Nation board of directors identified and considered a variety of risks and potentially negative factors concerning the Merger, including:

•	The possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Live Nation and/or Ticketmaster Entertainment.

•

The risk that regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are projected to occur in connection with the Merger.

•

The fact that the implied value of the proposed exchange ratio, based on the closing price of Live Nation common stock on February 3, 2009 (the last trading day before various news outlets began reporting on a possible transaction involving Live Nation and Ticketmaster Entertainment), represented a 12% premium to the closing price of Ticketmaster Entertainment common stock on such date and premiums of 15% and 22% to the average implied historical exchange ratio between the shares of common stock of the two companies for the 90-day and 120-day periods ended February 3, 2009, respectively.

•

The fact that Ticketmaster Entertainment stockholders immediately prior to the Merger would hold 50.01% of the voting power of the equity interests of the combined company immediately following the completion of the Merger.

•

The fact that an analysis of the implied exchange ratios of Live Nation common stock to Ticketmaster Entertainment common stock during the period of August 12, 2008 to February 3, 2009 resulted in a range of implied exchange ratios of 0.643x to 1.624x, and an average implied exchange ratio during such period of 1.128x, which is less than the exchange ratio of 1.384x.

•

The potential impact of the restrictions under the Merger Agreement on Live Nation’s ability to take specified actions during the period prior to the completion of the Merger (which may delay or prevent Live Nation from undertaking business opportunities that may arise pending the completion of the Merger).

•	The fact that each of Live Nation’s and Ticketmaster Entertainment’s obligations to complete the Merger is conditioned on the receipt of the requisite consents of lenders party to the Ticketmaster

Entertainment credit facility so as to allow the facility to remain in effect after the completion of the Merger with no default or event of default thereunder resulting from the Merger.

•	The potential that the termination payment provisions of the Merger Agreement could have the effect of discouraging a bona fide alternative acquisition proposal for Live Nation.

•

The expected inability of Live Nation and Ticketmaster Entertainment to capture all potential operational synergies and cost savings in light of the companies’ plan to operate under separate credit facilities post-Merger, unless new financing for the combined company becomes available on reasonable economic terms.

•

The implications of the Merger under the CTS agreement, including that Live Nation’s continued performance under the terms of its pre-existing agreement with CTS would limit the combined company’s ability to capture all potential operational efficiencies that might otherwise be attained through the integration of the Live Nation and Ticketmaster Entertainment ticketing businesses.

•

The Merger Agreement’s requirement that the Live Nation board of directors call and hold a meeting of Live Nation stockholders to vote upon the share issuance proposal, regardless of whether or not the Live Nation board of directors has withdrawn or adversely modified its recommendation to the Live Nation stockholders regarding the Merger in response to a superior transaction proposal or an unanticipated material development or change in circumstances.

•

The substantial transaction costs to be incurred in connection with the Merger, including an expected increase in the interest spreads under each of the Term Loan A, Term Loan B and revolving credit facility by 1.25% following the Merger as a result of obtaining the consents of Ticketmaster Entertainment’s lenders under the Ticketmaster Entertainment credit facility (for a description of interest rates payable under the Ticketmaster Entertainment credit facility following the Merger, see “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to Unaudited Pro Forma Condensed Combined Financial Statements—Note 2: Pro Forma Adjustments—footnote (u)” beginning on page 332).

•

The potential for diversion of management and employee attention and for increased employee attrition during the substantial period prior to completion of the Merger, and the potential effects of the Merger on Live Nation’s business and relations with venue operators, promoters, artists, fans and other third parties with which Live Nation maintains business relationships.

•

The fact that Live Nation was required to agree to amend the terms of the Rights Agreement, dated as of December 21, 2005, which is referred to as the Live Nation stockholder rights plan, between Live Nation and the Bank of New York Mellon, to permit Liberty Media and its affiliates and their permitted transferees to acquire up to a specified percentage of Live Nation’s voting equity interests, which percentage was initially set at 35%, in connection with its negotiation of the Liberty Stockholder Agreement in order to secure Liberty’s support for the Merger.

•

The risk that certain of Live Nation’s directors and officers may have interests in the Merger as individuals that are in addition to, or that may be different from, the interests of Live Nation stockholders, as described under “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105 of this joint proxy statement/prospectus.

•

The risks of the type and nature described under “Risk Factors” beginning on page 33 of this joint proxy statement/prospectus, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of this joint proxy statement/prospectus.

In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Live Nation board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors.

In addition, the Live Nation board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Live Nation board of directors conducted an overall analysis of the factors described above, including discussions with the management team and outside legal and financial advisors. In considering the factors described above, individual members of the Live Nation board of directors may have given different weight to different factors.

Recommendations of the Live Nation Board of Directors with Respect to the Merger

The Live Nation board of directors, by a unanimous vote of all directors present, has determined that the issuance of Live Nation common stock in connection with the Merger is advisable and in the best interests of Live Nation and its stockholders, and approved the issuance of Live Nation common stock in connection with the Merger.

The Live Nation board of directors recommends that Live Nation stockholders vote “FOR” the share issuance proposal, “FOR” the Live Nation name change proposal and “FOR” the proposal to approve the adjournment of the Live Nation annual meeting, if necessary, to solicit additional proxies.

Ticketmaster Entertainment’s Reasons for the Merger

In reaching its decision to approve the Merger and the Merger Agreement and recommend adoption of the Merger Agreement by Ticketmaster Entertainment stockholders, the Ticketmaster Entertainment board of directors consulted with Ticketmaster Entertainment management, as well as with Ticketmaster Entertainment’s legal and financial advisors, and considered a number of factors, including the following factors:

•

The fact that the combined company would be a global leader in the area of live entertainment, operating in a wide variety of areas such as ticketing, artist management, event promotion, venue ownership and artist services, which it believed would benefit Ticketmaster Entertainment and the combined company and as a result was considered a factor in favor of the Merger.

•

Its knowledge of Ticketmaster Entertainment’s business, operations, financial condition, earnings and prospects and of Live Nation’s business, operations, financial condition, earnings and prospects, taking into account the results of Ticketmaster Entertainment’s due diligence review of Live Nation, which it believed would aid in the integration and continued operations of the combined company and as a result was considered a factor in favor of the Merger.

•

The prevailing macroeconomic conditions, and the economic environment of the industries in which Ticketmaster Entertainment and Live Nation operate, which it viewed as supporting the rationale for seeking a strategic transaction that should create a strong, global live entertainment company better positioned to weather macroeconomic pressures than Ticketmaster Entertainment on a standalone basis.

•

Its evaluation of the prospects for Ticketmaster Entertainment continuing to operate on a standalone basis versus pursuing a strategic transaction with another party in the live entertainment industry, including:

¡

the fact that the financial profile of a combined Ticketmaster Entertainment and Live Nation would be more attractive than that of Ticketmaster Entertainment as a standalone company, with a more diversified revenue base and a greater amount of free cash flows based on the free cash flow accretion/dilution analysis presented by Allen & Co. that took into account the free cash flows of each of Ticketmaster Entertainment and Live Nation as well as the synergies anticipated to occur in connection with the Merger (see “—Opinion of Ticketmaster Entertainment’s Financial Advisor—Valuation Methods and Analyses—Transaction Analysis—Free Cash Flow Accretion/Dilution Analysis” beginning on page 102); and

¡

the likely unavailability of an alternative business transaction more favorable to Ticketmaster Entertainment than the Merger in light of the fact that Ticketmaster Entertainment was still in the preliminary stages of discussions with the other party in the live entertainment industry who the Ticketmaster Entertainment board of directors viewed as having a strong strategic fit and that, based on the progress that had been made, there was no guarantee that Ticketmaster Entertainment and the other company would be able to enter into a definitive agreement.

•

Its evaluation of the Ticketmaster Entertainment operating plan prepared by Ticketmaster Entertainment management and the Ticketmaster Entertainment board of directors’ assessment of the attainability of the management forecasts reflected in that plan in light of deteriorating macroeconomic conditions and Ticketmaster Entertainment’s actual performance relative to internal projections for prior periods, as well as the assessment of Ticketmaster Entertainment management regarding the attainability of the management forecasts prepared by Live Nation management—which resulted in the Ticketmaster Entertainment board of directors adopting more conservative financial projections for Ticketmaster Entertainment and utilizing more conservative financial projections for Live Nation, and based on which Ticketmaster Entertainment’s financial advisor prepared its analysis of the Merger, which, when comparing such revised financial forecasts of Ticketmaster Entertainment operating on a standalone basis against the proposed benefits of the Merger, was viewed as a factor in favor of the Merger (see “—Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor” and “—Opinion of Ticketmaster Entertainment’s Financial Advisor” beginning on pages 90 and 94, respectively).

•

The estimates of significant annual operating synergies resulting from the combination of Live Nation’s and Ticketmaster Entertainment’s ticketing, marketing, data centers and back-office functions, then estimated to be $40 million, presented to the Ticketmaster Entertainment board of directors at the time of its approval of the Merger Agreement, which were a factor in favor of the Merger, as the Ticketmaster Entertainment stockholders, based on their substantial equity interest in the combined company following the closing of the Merger, would participate in the benefits of such estimated synergy savings.

•

The fact that Ticketmaster Entertainment stockholders immediately prior to the Merger would hold 50.01% of the voting power of the equity interests of the combined company immediately following the completion of the Merger, which participation was viewed as a factor in favor of the Merger because Ticketmaster Entertainment stockholders would have the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of the combined company’s common stock following the Merger should they determine to retain the combined company’s common stock payable in the Merger.

•

The fact that the implied value of the proposed exchange ratio, based on the closing price of Live Nation common stock on February 3, 2009 (the last trading day before various news outlets began reporting on a possible transaction involving Live Nation and Ticketmaster Entertainment), represented a premium to both the closing price of Ticketmaster Entertainment common stock on such date and to the average implied historical exchange ratio between the shares of common stock of the two companies for the 90-day period ended February 3, 2009, which premium was considered a factor in favor of the Merger.

•

The financial analyses and presentations of Allen & Co., and its related written opinion, dated as of February 10, 2009, to the effect that, as of that date and based upon and subject to the various considerations set forth in its opinion (attached to this joint proxy statement/prospectus as Annex G), the Merger consideration to be received by holders of Ticketmaster Entertainment common stock in the Merger was fair, from a financial point of view, to the holders of shares of Ticketmaster Entertainment common stock, which opinion assisted the Ticketmaster Entertainment board of directors in determining that the Merger is advisable and in the best interests of Ticketmaster Entertainment and its stockholders. See “—Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor” beginning on page 90.

•

The fact that, in light of difficult current conditions in the private and public credit markets, the transaction structure would permit the combined company to leave in place the Ticketmaster Entertainment Senior Notes (because the Merger is not considered a “change of control” under the applicable indenture’s covenants) and the Live Nation senior secured credit facility (because the Merger is not considered a “restricted transaction” under its covenants) and Live Nation’s convertible senior notes (because the Merger is not considered a “fundamental change” under the applicable indenture’s covenants), which result was considered favorable to the terms that Ticketmaster Entertainment and Live Nation might be expected to receive under a renegotiation of the instruments.

•

The strong commitment on the part of both parties to complete the Merger pursuant to their respective obligations under the terms of the Merger Agreement, which was viewed as a factor in favor of the Merger because the Ticketmaster Entertainment board of directors believed this made it more likely, once announced, that the Merger would be completed.

•

The review by the Ticketmaster Entertainment board of directors, in consultation with Ticketmaster Entertainment’s legal and financial advisors, of the structure of the Merger and the financial and other terms and conditions of the Merger Agreement, including the Merger consideration, the expectation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the likelihood of completing the Merger on the anticipated schedule.

•

The terms of the Merger Agreement, including the termination fee payable by Ticketmaster Entertainment, which, in the view of the Ticketmaster Entertainment board of directors was a factor in favor of the Merger as such terms do not preclude a proposal for an alternative acquisition transaction involving Ticketmaster Entertainment.

•

The fact that the Merger Agreement allows the Ticketmaster Entertainment board of directors to change or withdraw its recommendation regarding the Merger proposal if a superior transaction proposal is received from a third party or in response to certain material developments or changes in circumstances, if in either case the Ticketmaster Entertainment board of directors determines that a failure to change its recommendation would result in a breach of its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances and, therefore, was considered a factor in favor of entering into the Merger Agreement.

•

The fact that the same termination fee (as described in the preceding bullet) would be payable by Live Nation upon termination of the Merger Agreement under similar circumstances, which was a factor in favor of the entering into the Merger Agreement because Ticketmaster Entertainment would be owed that termination fee in such circumstances. See “The Merger Agreement—Effect of Termination; Termination Fees and Expenses” beginning on page 142.

•

The governance arrangements contained in the Merger Agreement providing, after the completion of the Merger, (i) for representation on the initial post-Merger board of directors of the combined company of seven appointees from Ticketmaster Entertainment (including up to two Liberty directors as provided in the Liberty Stockholder Agreement), at least three of whom (including at least one Liberty Media designee) must be independent directors with respect to Live Nation, and seven appointees from Live Nation, at least five of whom must be independent directors; and (ii) that the initial post-Merger Audit, Compensation and Nominating Committees of the board of directors of the combined company would consist of two directors designated by Ticketmaster Entertainment and two directors designated by Live Nation, which governance arrangements were viewed as a factor in favor of the Merger as the combined company would gain the experience and knowledge that the Ticketmaster Entertainment directors possessed regarding Ticketmaster Entertainment’s business and the ticketing industry.

•

The fact that the combined company would have a highly experienced management team with extensive industry experience in most significant facets of the live entertainment industry, and the fact that the Chairman of Ticketmaster Entertainment would serve as chairman of the board of directors of the combined company and the Chief Executive Officer of Ticketmaster Entertainment would serve as Executive Chairman of the combined company, which experience and leadership were considered beneficial to Ticketmaster Entertainment and the combined company, and, therefore, were considered factors in favor of the Merger.

•

The fact that Liberty Holdings would be entering into the Liberty Voting Agreement pursuant to which, among other things, Liberty Holdings would agree to vote its shares of Ticketmaster Entertainment common stock in favor of the Merger proposal and the Ticketmaster Entertainment incentive plan proposal and to vote any of its shares of Live Nation common stock in favor of the share issuance proposal, provided that Liberty Holdings’ willingness to enter into the Liberty Voting Agreement was conditioned on receiving certain governance rights to be set forth in the Liberty Stockholders Agreement, which was viewed as a factor in favor of the Merger since the Ticketmaster Entertainment board of directors believed that Liberty Holdings’ entering into this agreement would make it more likely that, once announced, the Merger would be completed.

•

The fact that Mr. Azoff would agree to enter into a letter agreement with Ticketmaster Entertainment, providing for Ticketmaster Entertainment, prior to the completion of the Merger, to redeem the shares of Ticketmaster Entertainment Series A preferred stock held by or on behalf of Mr. Azoff in exchange for a note, which was viewed as a factor in favor of the Merger because the Ticketmaster Entertainment board of directors believed that such agreement was needed in order for Ticketmaster Entertainment to enter into the Merger Agreement.

The Ticketmaster Entertainment board of directors also considered potential risks and potentially negative factors concerning the Merger in connection with its deliberations of the proposed transaction, including:

•	The possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Ticketmaster Entertainment and/or Live Nation.

•

The risk that regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are projected to occur in connection with the Merger.

•

The potential for diversion of management and employee attention and for increased employee attrition during the substantial period prior to the completion of the Merger, and the potential effect of the Merger on Ticketmaster Entertainment’s business and relations with customers and suppliers.

•

The potential impact of the restrictions under the Merger Agreement on Ticketmaster Entertainment’s ability to take specified actions during the period prior to the completion of the Merger (which may delay or prevent Ticketmaster Entertainment from undertaking business opportunities that may arise pending completion of the Merger).

•

The fact that the Merger Agreement requires Ticketmaster Entertainment to seek the consents of lenders party to the Ticketmaster Entertainment credit facility so as to allow the facility to remain in effect after the completion of the Merger with no default or event of default thereunder resulting from the Merger, and that each of Live Nation’s and Ticketmaster Entertainment’s obligations to complete the Merger are conditioned on the receipt of the requisite percentage of consents from Ticketmaster Entertainment lenders (on May 12, 2009, Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility, which, subject to certain conditions, will become effective at the completion of the Merger and, among other things, will permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117).

•	The expected inability of Live Nation and Ticketmaster Entertainment to capture all potential operational synergies and cost savings in light of the companies’ plan to operate under separate credit facilities post-Merger, unless new financing for the combined company becomes available on reasonable economic terms.

•

The substantial transaction costs to be incurred in connection with the Merger, including an expected increase in the interest rates payable under the Ticketmaster Entertainment credit facility following the Merger.

•

The Merger Agreement’s requirement that the Ticketmaster Entertainment board of directors call and hold a meeting of Ticketmaster Entertainment stockholders to vote upon the Merger, regardless of whether or not the Ticketmaster Entertainment board of directors has withdrawn or adversely modified its recommendation to the Ticketmaster Entertainment stockholders regarding the Merger in response to a superior transaction proposal or certain material developments or changes in circumstances.

•	The potential that the termination payment provisions of the Merger Agreement could have the effect of discouraging a bona fide alternative acquisition proposal for Ticketmaster Entertainment.

•

The interests of Ticketmaster Entertainment executive officers and directors with respect to the Merger apart from their interests as Ticketmaster Entertainment stockholders, and the risk that these interests might influence their decision with respect to the Merger (see “—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on page 111).

In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Ticketmaster Entertainment board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and the Merger Agreement and to recommend that Ticketmaster Entertainment stockholders vote for the Merger proposal. In addition, individual members of the Ticketmaster Entertainment board of directors may have given differing weights to different factors. The Ticketmaster Entertainment board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Ticketmaster Entertainment management and outside legal and financial advisors regarding certain of the matters described above.

Recommendations of the Ticketmaster Entertainment Board of Directors with Respect to the Merger

The Ticketmaster Entertainment board of directors, by a unanimous vote of all directors present, determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Ticketmaster Entertainment and its stockholders, and approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” the Merger proposal and “FOR” the proposal to approve the adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies.

Certain Financial Forecasts Utilized by the Live Nation Board of Directors and Live Nation’s Financial Advisors

Live Nation Financial Forecasts

Live Nation does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. At the end of each calendar year, Live Nation management prepares a detailed financial forecast, which includes the estimated operating results for the following year and is used primarily for budgetary purposes and to establish financial targets for Live Nation’s incentive plans. After this detailed financial forecast is prepared, a high level forecast for the ensuing two to four years is also prepared by Live Nation management. These unaudited financial forecasts were not prepared with a view toward public disclosure. A summary of this information is presented below.

In connection with discussions concerning the Merger, Live Nation management prepared two sets of unaudited financial forecasts for Live Nation, which are referred to as the Live Nation base case forecast and the Live Nation conservative case forecast, respectively, regarding Live Nation’s forecasted operating results for the fiscal years 2008 through 2012. Each of the Live Nation base case forecast and the Live Nation conservative case forecast presented below were provided to the Live Nation board of directors and were furnished to and used by Goldman Sachs and Deutsche Bank for purposes of their respective financial analyses. Live Nation also provided Ticketmaster Entertainment and its financial advisors with the Live Nation base case forecast, which was further modified by Ticketmaster Entertainment management based on additional financial information made available to Ticketmaster Entertainment and its financial advisors, and portions of the Live Nation conservative case forecast. Ticketmaster Entertainment’s use of these forecasts is discussed in “—Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor” beginning on page 90. The Live Nation base case forecast was based upon the detailed 2009 forecast and high level 2010 through 2012 forecast prepared in the ordinary course by Live Nation management during the fourth quarter of 2008 and was primarily based upon Live Nation management’s evaluation of Live Nation’s results of operations through the first three quarters of fiscal year 2008 and known or expected budgetary requirements and other changes to Live Nation’s business for 2009. In December 2008, in light of the unprecedented global market and economic conditions that had begun to surface in the second half of 2008, Live Nation management elected to reevaluate the base case forecast to better address the prospect that these conditions would continue into, and potentially throughout, 2009. Accordingly, Live Nation management revised its Live Nation base case forecast and subsequently prepared a Live Nation conservative case forecast to account for these macroeconomic events by assuming that a sustained, significant decline in consumer demand and spending for music and other entertainment and leisure events could potentially result in a 10% reduction in attendance at Live Nation promoted events, which would in turn be partially offset by certain operational adjustments and expense reductions undertaken by Live Nation, and also assuming a reduction in previously expected growth in sponsorship revenues during fiscal year 2009.

Neither the inclusion of these unaudited financial forecasts nor the inclusion of the adjusted Ticketmaster base case forecast and the adjusted Ticketmaster conservative case forecast (each as more fully described below) in this joint proxy statement/prospectus should be regarded as an indication that Live Nation or its board of directors considered, or now considers, these forecasts to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Financial Forecasts” beginning on page 74.

The following tables present the Live Nation base case forecast and Live Nation conservative case forecast, as used by the Live Nation board of directors for purposes of its consideration of the Merger and by Goldman Sachs and Deutsche Bank for purposes of their respective financial analyses:

Live Nation Base Case Forecast

	Year Ended December 31,
	2008E	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$4,168	$4,495	$4,556	$4,692	$4,832
Adjusted Operating Income(1)	170	225	250	279	287
Capital Expenditures	186	50	50	50	50

(1)	Adjusted Operating Income is a non-GAAP financial measure that Live Nation defines as operating income (loss) before depreciation and amortization (including impairments), loss (gain) on sale of operating assets, acquisition costs and non-cash compensation expense.

Live Nation Conservative Case Forecast

	Year Ended December 31,
	2008E	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$4,168	$4,248	$4,524	$4,692	$4,832
Adjusted Operating Income(1)	170	195	225	240	249
Capital Expenditures	186	50	50	50	50

(1)	Adjusted Operating Income is a non-GAAP financial measure that Live Nation defines as operating income (loss) before depreciation and amortization (including impairments), loss (gain) on sale of operating assets, acquisition costs and non-cash compensation expense.

Ticketmaster Entertainment Financial Forecasts

In connection with discussions concerning the Merger, Ticketmaster Entertainment provided to Live Nation its Ticketmaster Entertainment 2009 operating plan, which included Ticketmaster Entertainment’s forecasted operating results for the fiscal years 2008 through 2012 and is referred to as the Ticketmaster Entertainment 2009 operating plan. In early February, Ticketmaster Entertainment also provided to Live Nation a more conservative forecast for the fiscal years 2009 through 2012 prepared by Ticketmaster Entertainment management, which is referred to as the Ticketmaster conservative case forecast, reflecting lower growth in the resale ticket business than that reflected in the Ticketmaster Entertainment 2009 operating plan. Live Nation management prepared an adjusted Ticketmaster base case forecast and an adjusted Ticketmaster conservative case forecast in January 2009, each of which was based upon the Ticketmaster Entertainment 2009 operating plan. For purposes of preparing the adjusted Ticketmaster base case forecast and the adjusted Ticketmaster conservative case forecast, the Ticketmaster Entertainment 2009 operating plan was adjusted downward by Live Nation management to reflect both decreased revenues attributable to secondary ticketing sales and decreased annual revenue growth rates and EBITDA margins—primarily in years 2010 through 2012—in other aspects of Ticketmaster’s business consistent with Live Nation management’s assessment of overall industry trends, as reflected in its Live Nation base case forecast and Live Nation conservative case forecast. Because the two companies operate in related industries and because a key component of Ticketmaster Entertainment’s financial forecasts is Ticketmaster Entertainment management assessment of the long-term impact of Live Nation’s own ticket sales on Ticketmaster Entertainment’s results of operations, Live Nation management also reviewed and revised the Ticketmaster Entertainment 2009 operating plan to ensure that the assumptions about market conditions and other economic factors reflected in the Ticketmaster Entertainment 2009 operating plan were consistent with Live Nation management’s views. Although Live Nation management modified both the adjusted Ticketmaster base case forecast and the adjusted Ticketmaster conservative case forecast to account for, and incorporate, prospective disruptions in Ticketmaster Entertainment’s secondary ticketing business in 2009 and 2010 attributable to the circumstances surrounding the sales of tickets to a series of Bruce Springsteen concerts in New York and New Jersey on the TicketsNow website in early February 2009, the Ticketmaster conservative case forecast was not used by Live Nation management because of Live Nation management’s view that this forecast overestimated the subsequent impact of short-term disruptions in Ticketmaster Entertainment’s ticketing business and because the adjusted Ticketmaster base case forecast and adjusted Ticketmaster conservative case forecast already incorporated similar reductions to the Ticketmaster Entertainment 2009 operating plan. Accordingly, the Live Nation board of directors did not consider either the Ticketmaster Entertainment 2009 operating plan or the Ticketmaster conservative case forecast prepared by Ticketmaster Entertainment in its consideration of the Merger and instead relied upon the adjusted Ticketmaster base case forecast and adjusted Ticketmaster conservative case forecast prepared by Live Nation management. Live Nation management also provided Goldman Sachs and Deutsche Bank with the adjusted Ticketmaster base case forecast and the adjusted Ticketmaster conservative case forecast for purposes of their respective financial analyses. The Ticketmaster Entertainment 2009 operating plan provided to Live Nation by Ticketmaster Entertainment is discussed under “—Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor” beginning on page 90.

The principal components of the adjusted Ticketmaster base case forecast and adjusted Ticketmaster conservative case forecast, as used by the Live Nation board of directors for purposes of its consideration of the Merger and by Goldman Sachs and Deutsche Bank for purposes of their respective financial analyses, are set forth below:

Adjusted Ticketmaster Base Case Forecast

	Year Ended December 31,
	2008E	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue(1)	$1,399	$1,363	$1,471	$1,671	$1,875
Adjusted EBITDA(2)(3)	276	279	290	318	336
Adjusted EBITDA(2)(4)	287	292	305	333	351
Capital Expenditures	51	51	53	60	67

(1)	Excludes Front Line revenues.

(2)	Adjusted EBITDA is defined as operating income excluding, if applicable: (a) depreciation expense, (b) non-cash compensation expense, (c) amortization and impairment of intangibles, (d) goodwill impairment, (e) pro forma adjustments for significant acquisitions and (f) one-time items.

(3)	Used by Goldman Sachs in connection with its financial analysis.

(4)	Used by Deutsche Bank in connection with its financial analysis.

Adjusted Ticketmaster Conservative Case Forecast

	Year Ended December 31,
	2008E	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue(1)	$1,399	$1,359	$1,449	$1,628	$1,818
Adjusted EBITDA(2)(3)	276	275	272	284	291
Adjusted EBITDA(2)(4)	287	288	286	298	305
Capital Expenditures	51	51	53	60	67

(1)	Excludes Front Line revenues.

(2)	Adjusted EBITDA is defined as operating income excluding, if applicable: (a) depreciation expense, (b) non-cash compensation expense, (c) amortization and impairment of intangibles, (d) goodwill impairment, (e) pro forma adjustments for significant acquisitions and (f) one-time items.

(3)	Used by Goldman Sachs in connection with its financial analysis.

(4)	Used by Deutsche Bank in connection with its financial analysis.

Important Information About the Financial Forecasts

While the Live Nation base case forecast, Live Nation conservative case forecast, adjusted Ticketmaster base case forecast and adjusted Ticketmaster conservative case forecast, which are collectively referred to as the Live Nation management forecasts, were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the Live Nation management forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 33 and 32, respectively, all of which are difficult to predict and many of which are beyond the control of Live Nation and/or Ticketmaster Entertainment and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Live Nation management forecasts, whether or not the Merger is completed. The Live Nation management forecasts therefore cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such.

The Live Nation management forecasts summarized in this section were prepared solely for internal use by Live Nation and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. In the view of Live Nation management, the Live Nation management forecasts were prepared on a reasonable basis based on the best information available to Live Nation management at the time of their preparation. The financial forecasts, however, are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the Live Nation management forecasts reflects any impact of the Merger. In addition, the components of the Live Nation base case forecast and Live Nation conservative case forecast relating to forecasted Adjusted Operating Income are sometimes referred to as “EBITDA” forecasts in describing the forecasted financial information for Live Nation reviewed by, and related analyses performed by, Goldman Sachs and Deutsche Bank for purposes of their respective financial analyses. The information reviewed and analyses performed by Goldman Sachs and Deutsche Bank for purposes of their respective financial analyses are described under “—Opinions of Live Nation’s Financial Advisors” beginning on page 76.

All of the Live Nation management forecasts summarized in this section were prepared by and are the responsibility of the management of Live Nation, as indicated. Ernst & Young LLP (Live Nation’s independent registered public accounting firm) has not examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, Ernst & Young LLP has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The Ernst & Young LLP reports either incorporated by reference or included in this joint proxy statement/prospectus relate to the historical financial information of Live Nation and Ticketmaster Entertainment, respectively. Such reports do not extend to the Live Nation management forecasts and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain Live Nation and Ticketmaster Entertainment financial forecasts, neither Live Nation nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Live Nation or Ticketmaster Entertainment compared to the information contained in the financial forecasts. The Live Nation management forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since January 2009 or the actual 2008 results of operations of Live Nation and Ticketmaster Entertainment, as set forth under “Selected Historical Financial Data of Live Nation” and “Selected Historical Financial Data of Ticketmaster Entertainment” on pages 24 and 26, respectively. Neither Live Nation, Ticketmaster Entertainment nor, after completion of the Merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the Live Nation management forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the share issuance proposal or any of the other proposals to be voted on at the Live Nation annual meeting or the Merger proposal or any of the other proposals to be voted on at the Ticketmaster Entertainment annual meeting.

Opinions of Live Nation’s Financial Advisors

Goldman Sachs

Goldman Sachs delivered its opinion to the Live Nation board of directors that, as of February 10, 2009 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the Merger Agreement, subject to adjustment as provided in the Merger Agreement, was fair, from a financial point of view, to Live Nation.

The full text of the written opinion of Goldman Sachs, dated February 10, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the Live Nation board of directors in connection with its consideration of the Merger Agreement and the Merger. The Goldman Sachs opinion was not intended to be and does not constitute a recommendation as to how any holder of Live Nation common stock should vote with respect to the share issuance proposal described in this joint proxy statement/prospectus or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	Live Nation’s annual reports to its stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2007;

•	Live Nation’s interim reports to its stockholders and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Ticketmaster Entertainment’s Registration Statement on Form S-1, including the prospectus contained therein, as filed with the SEC on September 1, 2008, as amended;

•	Ticketmaster Entertainment’s interim reports to its stockholders and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008;

•	certain other communications from Live Nation and Ticketmaster Entertainment to their respective stockholders;

•	certain publicly available research analyst reports for Live Nation and Ticketmaster Entertainment;

•	certain internal financial analyses and forecasts for Ticketmaster Entertainment prepared by its management; and

•

certain financial analyses and forecasts for Live Nation and Ticketmaster Entertainment prepared by the management of Live Nation and approved for Goldman Sachs’ use by Live Nation, which are referred to as the Live Nation management forecasts, including certain cost savings and operating synergies projected by the management of Live Nation to result from the transaction contemplated by the Merger Agreement, which are referred to as the synergies.

Goldman Sachs also held discussions with members of the senior managements of Live Nation and Ticketmaster Entertainment regarding their respective assessments of the past and current business operations, financial condition and future prospects of Ticketmaster Entertainment, and with members of the senior management of Live Nation regarding their assessment of the past and current business operations, financial condition and future prospects of Live Nation, including their views on the risks and uncertainties associated with achieving the Live Nation management forecasts in view of the economic environment as of the date of the opinion, and the strategic rationale for, and the potential benefits of, the Merger. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Live Nation common stock and Ticketmaster Entertainment common stock, compared certain financial and stock market information for Ticketmaster

Entertainment and Live Nation with similar information for certain other companies in the entertainment industry the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with the consent of the Live Nation board of directors that the Live Nation management forecasts, including the synergies, had been reasonably prepared. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Live Nation, Ticketmaster Entertainment or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory, or other consents and approvals necessary for the completion of the Merger will be obtained, and that in connection with obtaining such consents and approvals, no delays, limitations, conditions or restrictions will be imposed that will have any adverse effect on Live Nation or Ticketmaster Entertainment, or on the expected benefits of the Merger in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Live Nation to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Live Nation. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Live Nation, as of the date of its opinion, of the exchange ratio pursuant to the Merger Agreement, subject to adjustment as provided in the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any particular class or series of securities, creditors, or other constituencies of Live Nation or Ticketmaster Entertainment, nor did Goldman Sachs express any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Live Nation or Ticketmaster Entertainment, or any class of such persons in connection with the Merger, whether relative to the exchange ratio or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Live Nation common stock will trade at any time. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Live Nation board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 6, 2009 and is not necessarily indicative of current market conditions.

Historical Stock Price and Exchange Ratio Analysis

Goldman Sachs reviewed the reported prices for Live Nation common stock and Ticketmaster Entertainment common stock as of various dates and over various periods between August 12, 2008 and February 6, 2009, which was the last trading date prior to the parties’ entering into the Merger Agreement for which stock price information was readily available to Goldman Sachs at the time it conducted its analysis. Goldman Sachs noted that based on the closing price of Live Nation common stock of $5.30 per share on

February 6, 2009, and the closing price of Ticketmaster Entertainment common stock of $6.90 per share on that date, the implied value of the exchange ratio pursuant to the Merger Agreement of 1.384 shares of Live Nation common stock to be paid for each share of Ticketmaster Entertainment common stock was $7.33 per share of Ticketmaster Entertainment common stock, which is referred to as the per-share value. Goldman Sachs then compared the closing price of Ticketmaster Entertainment common stock as of February 3, 2009, which is the last trading day prior to the date on which rumors of the transaction first became public, the average price per share of Ticketmaster Entertainment common stock for the one-month and three-month periods ended February 3, 2009, and the average price per share of Ticketmaster Entertainment common stock for the period commencing on August 12, 2008 and ended February 3, 2009, with the per-share value to calculate the implied premium or discount to the respective historical prices per share of Ticketmaster Entertainment common stock. The following table presents the results of these calculations:

Historical Date or Period	Closing Price or Average Trading Price of Ticketmaster Entertainment Common Stock	Implied Premium (Discount) of Per-Share Value to Price of Ticketmaster Entertainment Common Stock

February 3, 2009	$6.14	19%

February 6, 2009	$6.90	6%

One-month period ended February 6, 2009	$6.68	10%

Three-month period ended February 6, 2009	$5.91	24%

August 12, 2008 through February 6, 2009	$10.47	(30%)

Goldman Sachs then calculated historical implied exchange ratios by dividing the closing price per share of Live Nation common stock on particular dates and the average trading price per share of Live Nation common stock over particular periods by the closing price per share of Ticketmaster Entertainment common stock on such dates and the average trading price per share of Ticketmaster Entertainment common stock over such periods, respectively. Goldman Sachs noted that based on the closing prices of Live Nation common stock and Ticketmaster Entertainment common stock on February 6, 2009, the exchange ratio pursuant to the Merger Agreement of 1.384 represented a premium of 6% to the 1.302 implied exchange ratio of a share of Live Nation common stock to a share of Ticketmaster Entertainment common stock, which is referred to as the implied exchange ratio, as of such date. Goldman Sachs also noted that based on the closing prices of Live Nation common stock and Ticketmaster Entertainment common stock on February 3, 2009, the exchange ratio pursuant to the Merger Agreement of 1.384 represented a premium of 12% to the 1.230 implied exchange ratio as of such date. Goldman Sachs then calculated the average implied exchange ratios and the premiums of the exchange ratio pursuant to the Merger Agreement of 1.384 to such average implied exchange ratios for the following periods: the one-month and three-month periods ended February 6, 2009; and the period commencing on August 12, 2008 and ended February 6, 2009. The following table presents the results of the foregoing calculations:

Historical Date or Period	Implied Exchange Ratio	Premium of Exchange Ratio Pursuant to the Merger Agreement to Implied Exchange Ratio

February 3, 2009	1.230	12%

February 6, 2009	1.302	6%

One-month period ended February 6, 2009	1.230	12%

Three-month period ended February 6, 2009	1.203	15%

August 12, 2008 through February 6, 2009	1.135	22%

Contribution Analysis

Goldman Sachs reviewed certain estimated future operating and financial information for Live Nation and Ticketmaster Entertainment for fiscal years 2008, 2009, 2010, 2011 and 2012 based on the Live Nation management forecasts, with respect to two scenarios: (i) base case forecasts for Live Nation and adjusted base case forecasts for Ticketmaster Entertainment, which are together referred to as the base case and (ii) conservative case forecasts for Live Nation and adjusted conservative case forecasts for Ticketmaster Entertainment, which are together referred to as the conservative case. Such estimated future operating and financial information included, for each of Live Nation and Ticketmaster Entertainment, (a) EBITDA, and (b) EBITDA less capital expenditures (or capex). Goldman Sachs analyzed the relative potential financial contributions of Live Nation and Ticketmaster Entertainment to the combined company following completion of the Merger and Live Nation’s implied percentage equity ownership of the combined company determined by valuing Live Nation’s contribution to the combined company based on an appropriate weighted average enterprise valuation multiple. The weighted average enterprise valuation multiple, which is referred to as the gross contribution, is calculated by taking the sum of the enterprise value of Live Nation and the enterprise value of Ticketmaster Entertainment and then dividing the result by the sum of Live Nation’s and Ticketmaster Entertainment’s EBITDA or EBITDA less capex, as appropriate. The following table presents the results of this analysis:

	Live Nation Gross Contribution
	Base Case		Conservative Case
	EBITDA	EBITDA Minus Capex	EBITDA	EBITDA Minus Capex
2008E	38%	35%	38%	35%
2009E	45%	43%	41%	39%
2010E	46%	46%	45%	44%
2011E	47%	47%	46%	46%

Goldman Sachs then adjusted the gross contribution to take account of differences in the respective capital structures, including cash (net of cash held on behalf of clients), total debt outstanding, preferred securities outstanding and the book value of minority interests not owned, for Live Nation and Ticketmaster Entertainment, to calculate an adjusted contribution to the combined company based on an appropriate weighted average enterprise valuation multiple, which is referred to as the implied equity contribution. The following table presents the results of this analysis:

	Live Nation Implied Equity Contribution
	Base Case		Conservative Case
	EBITDA	EBITDA Minus Capex	EBITDA	EBITDA Minus Capex
2008E	*	*	*	*
2009E	20%	16%	10%	3%
2010E	26%	24%	22%	20%
2011E	27%	28%	24%	24%

*	Calculation implies negative adjusted contribution.

Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values as of December 31, 2008 per share of Live Nation common stock, using (i) the base case and conservative case for Live Nation on a stand-alone basis and (ii) the base case and conservative case for the combined company on a pro forma basis, taking into account the synergies. In performing the illustrative discounted cash flow analysis, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for Live Nation and selected companies which exhibited similar business characteristics to Live Nation. Such selected companies included:

CBS Corporation	Marvel Entertainment, Inc.
CanWest Global Communications Corp.	News Corp.
Corus Entertainment Inc.	Scripps Networks Interactive, Inc.
Crown Media Holdings Inc.	Time Warner Inc.
The Walt Disney Co.	Viacom, Inc.
Discovery Communications, Inc.	Vivendi
DreamWorks Animation SKG Inc.	Warner Music Group Corp.
Lions Gate Entertainment Corp.	CTS Eventim AG
Liberty Media Interactive

The applied discount rates ranging from 10% to 13% were based on Goldman Sachs’ judgment of an illustrative range based upon the above analysis. These discount rates were applied to the projected cash flows of Live Nation and the combined company for fiscal years 2008 to 2012. Goldman Sachs also applied perpetuity growth rates ranging from 2% to 4% to a terminal year projected cash flow, which is the cash flow assumed to continue into perpetuity following the initial projection period which ends in calendar year 2012, to calculate a range of implied terminal values, and then applied discount rates ranging from 10.0% to 13.0% to this range of implied terminal values. The applied discount rates ranging from 10.0% to 13.0% were based on Goldman Sachs’ judgment of an illustrative range based upon the above weighted average cost of capital analysis. This analysis resulted in the following ranges of implied present values per share of Live Nation common stock:

Live Nation Implied Present Value per Share

Base Case		Conservative Case
Stand-Alone Basis	Pro Forma Combined Company Basis	Stand-Alone Basis	Pro Forma Combined Company Basis

$5.73 – $16.55	$7.80 – $20.45	$2.76 – $11.70	$5.11 – $15.80

The implied present values per share of Live Nation common stock set forth in each of the “Pro Forma Combined Company Basis” columns in the charts for the Discounted Cash Flow Analysis above, and the Present Value of Future Theoretical Share Price Analysis below, represent ranges of values for the shares of common stock of the combined company to be held by stockholders of Live Nation prior to completion of the Merger, taking into account the exchange ratio and the consideration to be received in the Merger by Ticketmaster Entertainment stockholders. Accordingly, these implied present values per share illustrate an implied value per share of the combined company to be held by stockholders of Live Nation prior to the completion of the Merger (not the value of the combined company as a whole) that exceeds the value of Live Nation common stock at the time the Merger was announced.

Present Value of Future Theoretical Share Price Analysis

Goldman Sachs performed an analysis of the implied present value of the future theoretical price per share of Live Nation common stock, using (i) the base case and conservative case for Live Nation on a stand-alone basis, and (ii) the base case and conservative case for the combined company on a pro forma basis, taking into account the synergies. This analysis was designed to provide an indication of the present value of a theoretical future value of Live Nation’s equity as a function of (a) Live Nation’s estimated future EBITDA and a range of assumed enterprise value to forward EBITDA multiples with or without the Merger, assuming a constant discount rate, and (b) Live Nation’s estimated future EBITDA and a range of assumed discount rates (derived using the cost of equity analysis described below) assuming a constant forward EBITDA multiple. For this analysis, Goldman Sachs used the forecasts for Live Nation on a stand-alone basis and for the combined company on a pro forma basis for fiscal years 2010, 2011 and 2012.

Goldman Sachs first calculated the implied values per share of Live Nation common stock for each of the fiscal years 2010, 2011 and 2012 by applying enterprise value to forward EBITDA multiples of 6.0x to 9.0x to EBITDA estimates for Live Nation on a stand-alone basis, and by applying enterprise value to forward EBITDA multiples of 4.8x to 8.0x to EBITDA estimates for the combined company on a pro forma basis. Goldman Sachs then discounted these values to December 31, 2008 using a discount rate of 14%. The range of enterprise value to forward EBITDA multiples used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing a number of factors based on its professional judgment and experience, including analysis of the enterprise value to forward EBITDA multiples of selected companies which exhibited similar business characteristics to Live Nation and Ticketmaster Entertainment, respectively, and were the same selected companies that Goldman Sachs used in connection with its discounted cash flow analysis. The discount rate of 14% used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing a cost of equity analysis based on certain financial metrics, including betas, for Live Nation and the combined company.

This analysis resulted in the following ranges of implied present values per share of Live Nation common stock:

Live Nation Implied Present Value per Share

Base Case		Conservative Case
Stand-Alone Basis	Pro Forma Combined Company Basis	Stand-Alone Basis	Pro Forma Combined Company Basis
$5.64 – $15.73	$6.28 – $18.18	$3.80 – $12.04	$5.01 – $15.12

Using an enterprise value to forward EBITDA multiple of 7.0x (the median of the EBITDA multiples range for Live Nation on a stand-alone basis described above), Goldman Sachs then performed a sensitivity analysis (using discount rates ranging from 12% to 16%, derived using the cost of equity analysis described above) to determine a range of implied present values per share of Live Nation common stock based on EBITDA estimates for Live Nation on a stand-alone basis for each of the fiscal years 2010, 2011 and 2012. This sensitivity analysis resulted in the following ranges of implied present values per share of Live Nation common stock:

Base Case	Conservative Case
$8.30 – $11.16	$6.21 – $8.28

Finally, using a price to enterprise value to forward EBITDA multiple of 5.8x (the weighted average one-year forward enterprise value to forward EBITDA multiple of Live Nation and Ticketmaster Entertainment), Goldman Sachs performed a sensitivity analysis (using discount rates ranging from 12% to 16%, derived using the cost of equity analysis described above) to determine a range of implied present values per share of Live Nation common stock based on EBITDA estimates for the combined company on a pro forma basis for each of the fiscal years 2010, 2011 and 2012. This sensitivity analysis resulted in the following ranges of implied present values per share of Live Nation common stock:

Base Case	Conservative Case
$9.35 – $12.12	$7.87 – $9.55

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Live Nation or Ticketmaster Entertainment or the Merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Live Nation board of directors as to the fairness from a financial point of view to Live Nation of the exchange ratio pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Live Nation, Ticketmaster Entertainment, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Live Nation and Ticketmaster Entertainment and was approved by the Live Nation board of directors. Goldman Sachs provided advice to Live Nation during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Live Nation or the Live Nation board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.

As described above, Goldman Sachs’ opinion to the Live Nation board of directors was one of many factors taken into consideration by the Live Nation board of directors in making its determination to approve the Merger Agreement and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Live Nation, Ticketmaster Entertainment and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to Live Nation in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs and its affiliates have provided certain investment banking and other financial services to Live Nation and its affiliates from time to time, including having acted as Live Nation’s financial advisor in connection with Live Nation’s acquisition of HOB Entertainment in November 2006, as co-manager with respect to Live Nation’s 2.875% Convertible Notes due July 2027 (aggregate principal amount $220,000,000) in July 2007, as Live Nation’s financial advisor in connection with the sale of its North American Theatrical operations in January 2008 and as Live Nation’s financial advisor in connection with the sale of Live Nation Motor Sports in September 2008. Goldman Sachs and its affiliates also may provide investment banking and other financial services to Live Nation, Ticketmaster Entertainment and their respective affiliates in the future. In connection with the above-described services Goldman Sachs and its affiliates have received, and may receive, compensation.

The Live Nation board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement, Live Nation engaged Goldman Sachs to act as its financial advisor in connection with the transaction with Ticketmaster Entertainment and Live Nation agreed to pay Goldman Sachs a transaction fee equal to $6.5 million, $2.5 million of which was paid to Goldman Sachs upon execution of the Merger Agreement, and the remainder of which is payable upon completion of the Merger and satisfaction of certain other conditions. In addition, Live Nation has agreed to reimburse Goldman Sachs for certain of its expenses in connection with its engagement and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Deutsche Bank

Deutsche Bank delivered its opinion to the Live Nation board of directors that, as of February 9, 2009, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio of 1.384 was fair, from a financial point of view, to Live Nation. Deutsche Bank’s engagement was limited to providing a fairness opinion.

The full text of the written opinion of Deutsche Bank, dated February 9, 2009, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex F to this joint proxy statement/ prospectus and is incorporated by reference herein. Live Nation’s stockholders are urged to read this opinion in its entirety. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank provided its opinion for information and assistance of the Live Nation board of directors in connection with its consideration of the Merger. The Deutsche Bank opinion does not constitute a recommendation as to how any holder of Live Nation common stock should vote with respect to the share issuance proposal or any other matter.

In connection with Deutsche Bank’s role as financial advisor to Live Nation, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Live Nation and Ticketmaster Entertainment, certain internal analyses, financial forecasts and other information prepared by the management of Live Nation and Ticketmaster Entertainment with respect to information relating to Ticketmaster Entertainment, and prepared by the management of Live Nation with respect to information relating to Live Nation. Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of Live Nation regarding the businesses and prospects of Live Nation and Ticketmaster Entertainment, respectively, and of the combined company after giving effect to the Merger. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for Live Nation common stock and Ticketmaster Entertainment common stock;

•

to the extent publicly available, compared certain financial and stock market information for Live Nation and Ticketmaster Entertainment with similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed a draft dated February 7, 2009 of the Merger Agreement and certain related documents, including a draft dated February 7, 2009 of the Liberty Voting Agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Live Nation or Ticketmaster Entertainment, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the Live Nation board of directors’ permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Live Nation or Ticketmaster Entertainment or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Live Nation or Ticketmaster Entertainment under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by Live Nation to be achieved as a result of the Merger, which are referred as the synergies, as well as potential incremental expenses arising out of the Merger primarily related to obtaining certain third-party approvals, made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the permission of the Live Nation board of directors, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Live Nation and Ticketmaster Entertainment as to the matters covered thereby and with respect to financial forecasts and other information relating to Ticketmaster Entertainment prepared by the management of Live Nation, Deutsche Bank relied on such financial forecasts and other information at the direction of Live Nation. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including, without limitation, the synergies, or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon economic, market (including credit market) and other conditions as in effect on, and the information made available to Deutsche Bank, as of the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the Live Nation board of directors’ permission, that, in all respects material to its analysis:

•	the representations and warranties of Live Nation and Ticketmaster Entertainment contained in the Merger Agreement were true and correct;

•

the Merger will be completed in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement and that Live Nation, Ticketmaster Entertainment and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and that the announcement and the completion of the Merger will not result in the loss by either Live Nation or Ticketmaster Entertainment of any of its material relationships with its respective clients, customers or suppliers; and

•

all material governmental, regulatory or other approvals, consents and clearances required in connection with the completion of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals, consents and clearances, no material restrictions will be imposed.

In addition, Deutsche Bank has been advised by Live Nation, and accordingly has assumed for purposes of rendering its opinion, that the Merger will be tax-free to Live Nation, Ticketmaster Entertainment and the stockholders of Ticketmaster Entertainment. Deutsche Bank has relied on the assessments made by Live Nation and its advisors with respect to such issues. Representatives of Live Nation have informed Deutsche Bank, and Deutsche Bank has further assumed, that the final terms of the Merger Agreement and Liberty Voting Agreement will not differ materially from the terms set forth in the draft Deutsche Bank has reviewed.

Deutsche Bank’s Financial Analyses

Set forth below is a summary of the material financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Live Nation board of directors at its meeting on February 8, 2009. The order of the analyses described below does not represent relative importance or weight given to those analyses by Deutsche Bank.

Historical Exchange Ratio Analysis. In conducting the historical exchange ratio analysis, Deutsche Bank calculated the historical daily exchange ratios as the quotient of the closing sales prices of shares of Ticketmaster Entertainment common stock over the closing sales price, on each corresponding date, of shares of Live Nation common stock over the period from August 12, 2008 through February 3, 2009, which is the last trading day prior to the date on which rumors of the transaction first became public. Deutsche Bank compared these daily implied exchange ratios to the exchange ratio of 1.384. Pursuant to the terms of the Merger Agreement, such exchange ratio is subject to further adjustment in accordance with the Merger Agreement to ensure that the holders of the voting power of the equity interests of Ticketmaster Entertainment issued and outstanding immediately prior to the completion of the Merger receive in the Merger, in the aggregate, shares of Live Nation common stock representing 50.01% of the voting power of the equity interests of Live Nation issued and outstanding immediately following the Merger. Deutsche Bank also computed the implied economic ownership of the Live Nation stockholders in the combined company based on the above daily exchange ratios during the period from August 12, 2008 through February 3, 2009, as compared to the economic percentage ownership of 49.7% (based on the exchange ratio of 1.384x and the fully diluted outstanding number of shares of common stock calculated with the treasury stock method). The following table summarizes the results of these analyses:

Time Period (up to February 3, 2009)	Implied Exchange Ratio of Live Nation Common Stock to Ticketmaster Entertainment Common Stock	Implied Economic Ownership Percentage of Live Nation in Combined Company
Assumed exchange ratio	1.384x	49.7%
February 3, 2009	1.230x	52.7%
Last Week Average	1.142x	54.5%
Last Month Average	1.220x	52.9%
Last 3 Months Average	1.179x	53.7%
Average From August 12, 2008	1.128x	54.8%
Minimum From August 12, 2008	0.643x	68.0%
Maximum From August 12, 2008	1.624x	45.7%

Contribution Analysis. Deutsche Bank performed a contribution analysis in which it analyzed and compared the relative implied contributions of Live Nation and Ticketmaster Entertainment to the combined company on a percentage basis based on:

•	estimated EBITDA, which means earnings before interest, taxes, depreciation and amortization, for calendar years ending December 31, 2008, 2009 and 2010; and

•

unlevered free cash flow, which means estimated EBITDA minus capital expenditures, for calendar years ending December 31, 2008, 2009 and 2010. For the purpose of this analysis, Deutsche Bank adjusted Live Nation’s 2008 capital expenditure of $186 million to $50 million, to reflect the level of capital expenditures planned in both the Live Nation base case and Live Nation conservative case forecasts. Deutsche Bank did not adjust Ticketmaster Entertainment’s 2008 capital expenditure of $51 million, which is consistent with the level of capital expenditures in both the adjusted Ticketmaster Entertainment base case and adjusted Ticketmaster Entertainment conservative case forecasts.

For purposes of this analysis, Deutsche Bank reviewed the enterprise values of Live Nation and Ticketmaster Entertainment based upon the fully diluted outstanding number of shares of common stock calculated with the treasury stock method, and adjusted the respective contribution percentages resulting from EBITDA and unlevered free cash flow to reflect the relative capital structures for each of Live Nation and Ticketmaster Entertainment. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed Merger.

Deutsche Bank calculated the relative contribution percentages of Live Nation and Ticketmaster Entertainment using the Live Nation base case forecast and the adjusted Ticketmaster base case forecast, each prepared by Live Nation management. The following table presents the results of this analysis:

	Relative Enterprise Value Contribution from Live Nation to the Combined Company	Relative Equity Value Contribution from Live Nation Stockholders to the Combined Company
EBITDA
Estimated Calendar Year Ending December 31, 2008	37.2%	2.2%
Estimated Calendar Year Ending December 31, 2009	43.5%	22.3%
Estimated Calendar Year Ending December 31, 2010	45.1%	27.3%
Unlevered free cash flow
Estimated Calendar Year Ending December 31, 2008	33.7%	*
Estimated Calendar Year Ending December 31, 2009	42.1%	17.9%
Estimated Calendar Year Ending December 31, 2010	44.4%	25.0%

*	Calculation implies negative equity value.

In addition, Deutsche Bank calculated the relative contribution percentages of Live Nation and Ticketmaster Entertainment using the Live Nation conservative case forecast and the adjusted Ticketmaster conservative case forecast, each prepared by Live Nation management. The following table presents the results of this analysis:

	Relative Enterprise Value Contribution from Live Nation to the Combined Company	Relative Equity Value Contribution from Live Nation Stockholders to the Combined Company
EBITDA
Estimated Calendar Year Ending December 31, 2008	37.2%	2.2%
Estimated Calendar Year Ending December 31, 2009	40.3%	12.1%
Estimated Calendar Year Ending December 31, 2010	44.0%	23.9%
Unlevered free cash flow
Estimated Calendar Year Ending December 31, 2008	33.7%	*
Estimated Calendar Year Ending December 31, 2009	38.0%	4.6%
Estimated Calendar Year Ending December 31, 2010	43.0%	20.5%

*	Calculation implies negative equity value.

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis to determine indications of implied equity value per share of Live Nation common stock and Ticketmaster Entertainment common stock. In performing the discounted cash flow analysis, Deutsche Bank, on the basis of its professional judgment of the reasonable estimated weighted average cost of capital of Live Nation’s and Ticketmaster Entertainment’s businesses, used a range of discount rates from 10.5% to 12.5% and 10.375% to 13.125%, respectively, derived by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for Live Nation, Ticketmaster Entertainment and selected companies which exhibited similar business characteristics to Live Nation and Ticketmaster Entertainment. Such selected companies with respect to Live Nation included:

CTS Eventim AG	Speedway Motorsports, Inc.
Cedar Fair, L.P.	Warner Music Group Corp.
International Speedway Corporation	World Wrestling Entertainment, Inc.
Six Flags, Inc.

Such selected companies with respect to Ticketmaster Entertainment included:

CTS Eventim AG	1-800-FLOWERS.COM, Inc.
Digital River, Inc.	Orbitz Worldwide, Inc.
eBay Inc.	Warner Music Group Corp.
Expedia, Inc.

Deutsche Bank then applied the mid-point discount rates of 11.5% and 11.75%, respectively, to these ranges to projected unlevered free cash flows of Live Nation and Ticketmaster Entertainment for each of the estimated calendar years ending December 31, 2009 to 2012. The terminal values of both Live Nation and Ticketmaster Entertainment were calculated by Deutsche Bank, based on its professional judgment of Live Nation’s and Ticketmaster Entertainment’s reasonably estimated long-term growth potential, on a range of unlevered free cash flow perpetuity growth rates ranging from 1.0% to 4.0% to a terminal year projected cash flow, which is the cash flow assumed to continue into perpetuity following the initial projection period which ends in calendar year 2012.

For purposes of this analysis, Deutsche Bank analyzed two different sets of Live Nation management forecasts:

•

Using the Live Nation base case forecast and the adjusted Ticketmaster base case forecast, and perpetuity growth rates ranging from 2.0% to 4.0%, Deutsche Bank derived implied equity values per share ranging from $10.10 to $13.94 for Live Nation common stock and $12.79 to $17.77 for Ticketmaster Entertainment common stock, implying an exchange ratio ranging from 0.918x to 1.759x and an implied economic ownership of Live Nation stockholders in the combined company ranging from 43.8% to 59.9%.

•

Using the Live Nation conservative case forecast and the adjusted Ticketmaster conservative case forecast, and perpetuity growth rates ranging from 1.0% to 3.0%, Deutsche Bank derived implied equity values per share ranging from $5.55 to $8.19 for Live Nation common stock and $7.32 to $10.60 for Ticketmaster Entertainment common stock, implying an exchange ratio ranging from 0.894x to 1.910x and an implied economic ownership of Live Nation stockholders in the combined company ranging from 41.7% to 60.5%.

Value Accretion/Dilution Analysis. Deutsche Bank analyzed certain pro forma effects on the equity value per share of Live Nation common stock expected to result from the Merger, including (i) the expected operating synergies that may be achieved by the combined company, (ii) the expected cost of achieving such synergies, (iii) the expected cost of any operational dissynergies that may arise from combining both companies, (iv) the potential leakage in the net operating tax loss carryforwards of Live Nation and (v) any incremental financing costs expected to arise from the Merger. The analysis was based on the exchange ratio and on estimates provided by Live Nation management and Ticketmaster Entertainment management for synergies, net operating tax loss carryforwards and capital structures.

Deutsche Bank performed the value accretion/dilution analysis utilizing both a discounted cash flow analysis and a trading multiples-based valuation in order to illustrate value accretion or dilution to Live Nation stockholders based on the pro forma value of the combined company as compared to the standalone value of Live Nation.

•

Discounted cash flow-based intrinsic value analysis. Deutsche Bank, on the basis of its professional judgment of the reasonable estimated weighted average cost of capital of Live Nation’s and Ticketmaster Entertainment’s businesses derived by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for Live Nation, Ticketmaster Entertainment and selected companies which exhibited similar business characteristics to Live Nation and Ticketmaster Entertainment (which companies are set forth under the heading Discounted Cash Flow Analysis), applied discount rates ranging from 10.5% to 12.5% to Live Nation projected unlevered free cash flows, discount rates ranging from 10.375% to 13.125% to Ticketmaster Entertainment projected unlevered free cash flows and discount rates ranging from 10.4375% to 12.8125% to the projected cash flows related to the items described in clauses (i) to (v) above.

Using the Live Nation base case forecast and the adjusted Ticketmaster base case forecast, and perpetuity growth rates ranging from 2.0% to 4.0%, Deutsche Bank calculated value accretion to Live Nation stockholders ranging from 6.2% to 15.2%.

Using the Live Nation conservative case forecast and the adjusted Ticketmaster conservative case forecast, and perpetuity growth rates ranging from 1.0% to 3.0%, Deutsche Bank calculated value accretion to Live Nation stockholders ranging from 18.4% to 31.8%.

•

Trading multiples-based value analysis. Deutsche Bank performed the trading multiples-based analysis based on Live Nation’s standalone EBITDA multiples, 5.8x and 5.0x, and the combined company’s blended EBITDA multiples, 4.9x and 4.5x, for the estimated calendar years 2009 and 2010, respectively, based on equity research consensus estimates and closing stock prices as of February 3, 2009.

Using the Live Nation base case forecast and the adjusted Ticketmaster base case forecast, and the above assumptions, Deutsche Bank calculated value accretion to Live Nation stockholders ranging from 37.6% to 53.1% and 71.7% to 114.8% based on the combined company’s blended EBITDA multiples and Live Nation’s standalone EBITDA multiples, respectively.

Using the Live Nation conservative case forecast and the adjusted Ticketmaster conservative case forecast, and the above assumptions, Deutsche Bank calculated value accretion to Live Nation stockholders ranging from 7.8% to 26.0% and 39.4% to 83.9% based on the combined company’s blended EBITDA multiples and Live Nation’s standalone EBITDA multiples, respectively.

Based upon the foregoing analysis, Deutsche Bank determined that the transaction would be value accretive to Live Nation stockholders.

General. The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Live Nation board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Live Nation board of directors as to the fairness to Live Nation of the exchange ratio described above as of the date of its opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Live Nation management and Ticketmaster Entertainment management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, Ticketmaster Entertainment or Live Nation. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Live Nation, Ticketmaster Entertainment or their respective advisors, neither Live Nation nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Merger, including the exchange ratio, were determined through negotiations between Ticketmaster Entertainment and Live Nation and were approved by the Live Nation board of directors. The decision to enter into the Merger was solely that of the Live Nation board of directors. As described above, the opinion and presentation of Deutsche Bank to the Live Nation board of directors were only one of a number of factors taken into consideration by the Live Nation board of directors in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Deutsche Bank’s opinion was provided to the Live Nation board of directors to assist it in connection with its consideration of the Merger and does not constitute a recommendation to any Live Nation stockholder as to how that stockholder should vote or act with respect to the share issuance proposal or any other matter described in this joint proxy statement/prospectus. Deutsche Bank’s opinion is limited to the fairness, from a financial point of view of the exchange ratio to Live Nation, and is subject to the assumptions, limitations, qualifications and other conditions contained therein. The Live Nation board of directors did not ask for, and the opinion does not address, the fairness of the Merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Live Nation, nor does it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Deutsche Bank becomes aware after the date of the opinion. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Live Nation to engage in the Merger. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the exchange ratio. Deutsche Bank’s opinion did not in any manner address the prices at which Live Nation common stock or other securities will trade following the announcement or completion of the Merger.

Live Nation selected Deutsche Bank as a financial advisor in connection with the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Live Nation has retained Deutsche Bank pursuant to an engagement letter dated February 3, 2009. Deutsche Bank was paid a fee of $1 million for the delivery of its opinion. Live Nation has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Live Nation has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the U.S. federal securities laws arising out of its engagement or the Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the DB group. One or more members of the DB group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Live Nation or its affiliates for which it has received compensation, including (i) a member of the DB group is a lender under Live Nation’s Amended and Restated Credit Agreement, dated as of July 17, 2008, among Live Nation, certain subsidiaries of Live Nation, the lenders party thereto, J.P. Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., Toronto Branch, as Canadian agent, J.P. Morgan Europe Limited, as London agent, and Bank of America, N.A., as syndication agent; (ii) a member of the DB group served as a co-manager of Live Nation’s offering of $220 million principal amount of 2.875% Convertible Senior Notes due 2027 and (iii) a member of the DB group has extended to Live Nation a foreign currency swap line. One or more members of the DB group may also provide investment and commercial banking services to Live Nation and Ticketmaster Entertainment in the future, for which the DB group would expect to receive compensation.

In the ordinary course of business, members of the DB group may actively trade in the securities and other instruments and obligations of Live Nation and Ticketmaster Entertainment for their own accounts and for the accounts of their customers. Accordingly, the DB group may at any time hold a long or short position in such securities, instruments and obligations.

Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor

Ticketmaster Entertainment 2009 Operating Plan and February 2009 Financial Projections

Ticketmaster Entertainment does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in connection with discussions concerning the Merger, Ticketmaster Entertainment provided Live Nation and its financial advisors with certain non-public unaudited prospective financial information embodied in the Ticketmaster Entertainment 2009 operating plan, including prospective financial information regarding revenue and Adjusted EBITDA for the fiscal years 2009 through 2012. The Ticketmaster Entertainment 2009 operating plan was prepared during the fourth quarter of 2008 in the ordinary course of Ticketmaster Entertainment’s budget and planning process and updated with respect to prospective financial information in connection with due diligence, and was not prepared with a view toward public disclosure. A summary of this information is presented below.

In addition, Ticketmaster Entertainment management prepared a more conservative forecast of financial performance based on the Ticketmaster Entertainment 2009 operating plan, as updated, assuming a sustained significant decline in consumer demand and spending for all types of leisure and live entertainment events, reflecting a further decline in non-ticketing revenue and eroding growth in the resale ticketing business.

In connection with its consideration of the proposed Merger in February 2009, the Ticketmaster Entertainment board of directors assessed the attainability of the Ticketmaster Entertainment 2009 operating plan, as updated by Ticketmaster Entertainment’s management in February 2009, and Ticketmaster Entertainment management’s more conservative forecast (which is set forth on the following page under the heading “Ticketmaster Entertainment Management Conservative Case”) in light of deteriorating macroeconomic conditions and Ticketmaster Entertainment’s actual performance relative to internal projections for prior periods – which resulted in the Ticketmaster Entertainment board of directors adopting more conservative financial projections for Ticketmaster Entertainment based on which Allen & Co. prepared its analysis of the Merger (see “—Opinion of Ticketmaster Entertainment’s Financial Advisor” beginning on page 94). The financial projections adopted by the Ticketmaster Entertainment board of directors in February 2009, which are referred to as the Ticketmaster Entertainment base case financial projections and the Ticketmaster Entertainment downside case financial projections, are summarized below.

Neither the inclusion of the unaudited prospective financial information with respect to Ticketmaster Entertainment nor the inclusion of the adjusted Live Nation base case forecast and the adjusted Live Nation downside case forecast (each as more fully described below) in this joint proxy statement/prospectus should be regarded as an indication that Ticketmaster Entertainment or its board of directors considered, or now considers, these projections and forecasts to be a reliable predictor of future results. You should not place undue reliance on the unaudited prospective financial information contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Financial Forecasts” beginning on page 92.

The following tables present selected unaudited prospective financial data for the fiscal years ending 2009 through 2012 from the Ticketmaster Entertainment 2009 operating plan, the Ticketmaster Entertainment Management Conservative Case, the Ticketmaster Entertainment base case financial projections and the Ticketmaster Entertainment downside case financial projections:

Ticketmaster Entertainment 2009 Operating Plan

	Year Ended December 31,
	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$1,583	$1,719	$1,932	$2,153
Adjusted EBITDA(1)	304	325	358	383

(1)	Adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is a non-GAAP financial measure that Ticketmaster Entertainment defines as operating income excluding, if applicable: (i) depreciation expense, (ii) non-cash compensation expense, (iii) amortization and impairment of intangibles, (iv) goodwill impairment, (v) pro forma adjustments for significant acquisitions and (vi) one-time items. Adjusted EBITDA does not include the impact of any (a) synergies or (b) costs related to the Merger.

Ticketmaster Entertainment Management Conservative Case

	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$1,509	$1,639	$1,825	$2,024
Adjusted EBITDA(1)	285	290	308	318

(1)	Adjusted EBITDA is a non-GAAP financial measure that Ticketmaster Entertainment defines as operating income excluding, if applicable: (i) depreciation expense, (ii) non-cash compensation expense, (iii) amortization and impairment of intangibles, (iv) goodwill impairment, (v) pro forma adjustments for significant acquisitions and (vi) one-time items. Adjusted EBITDA does not include the impact of any (a) synergies or (b) costs related to the Merger.

Ticketmaster Entertainment Base Case Financial Projections

	Year Ended December 31,
	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$1,281	$1,373	$1,503	$1,639
Adjusted EBITDA(1)	245	245	254	256

(1)	Adjusted EBITDA is a non-GAAP financial measure that Ticketmaster Entertainment defines as operating income excluding, if applicable: (i) depreciation expense, (ii) non-cash compensation expense, (iii) amortization and impairment of intangibles, (iv) goodwill impairment, (v) pro forma adjustments for significant acquisitions and (vi) one-time items. Adjusted EBITDA does not include the impact of any (a) synergies or (b) costs related to the Merger.

Ticketmaster Entertainment Downside Case Financial Projections

	Year Ended December 31,
	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$1,184	$1,226	$1,284	$1,343
Adjusted EBITDA(1)	226	212	204	191

(1)	Adjusted EBITDA is a non-GAAP financial measure that Ticketmaster Entertainment defines as operating income excluding, if applicable: (i) depreciation expense, (ii) non-cash compensation expense, (iii) amortization and impairment of intangibles, (iv) goodwill impairment, (v) pro forma adjustments for significant acquisitions and (vi) one-time items. Adjusted EBITDA does not include the impact of any (a) synergies or (b) costs related to the Merger.

Live Nation Financial Forecasts

Ticketmaster Entertainment management prepared an adjusted Live Nation base case forecast and an adjusted Live Nation downside case forecast, each of which was based upon the Live Nation base case forecast prepared by Live Nation management regarding Live Nation’s forecasted operating results for 2009 through

2012 and, for 2009 forecast only, subsequently updated by Live Nation management. For purposes of preparing the adjusted Live Nation base case forecast, Ticketmaster Entertainment assumed a modest impact on consumer discretionary spending through the forecast period from continuing negative macroeconomic factors in the short to medium term. For purposes of preparing the adjusted Live Nation downside case forecast, Ticketmaster Entertainment assumed a sustained significant decline in attendance at live music events, offset by potential operational adjustments undertaken by Live Nation as well as an assumed reduction to growth expectations in sponsorship revenues from 2009 to 2012. Additionally, Ticketmaster Entertainment analyzed sensitivity to changes in talent production and advertising costs, as well as the impact on Adjusted EBITDA of lower average ticket prices and attendance. Ticketmaster Entertainment provided Allen & Co. with the adjusted Live Nation base case forecast and the adjusted Live Nation downside case forecast for purposes of Allen & Co.’s financial analyses. The Live Nation forecasts provided to Ticketmaster Entertainment by Live Nation are discussed under “—Certain Financial Forecasts Utilized by the Live Nation Board of Directors and Live Nation’s Financial Advisors” beginning on page 71. Ticketmaster Entertainment did not utilize the 2009 adjusted operating income forecast reflected in the Live Nation conservative case forecast as provided to Ticketmaster Entertainment and instead Ticketmaster Entertainment management prepared its own downside case, as discussed above, for Live Nation results through 2012.

The principal components of the adjusted Live Nation base case forecast and the adjusted Live Nation downside case forecast, as used by the Ticketmaster Entertainment board of directors for purposes of its consideration of the Merger and by Allen & Co. for purposes of its financial analyses, are set forth below:

Adjusted Live Nation Base Case Forecast:

	Year Ended December 31,
	2008E	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$4,168	$4,232	$4,470	$4,604	$4,742
Adjusted EBITDA(1)	170	194	231	242	254

(1)	Adjusted EBITDA is a non-GAAP financial measure that Ticketmaster Entertainment defines as operating income excluding, if applicable: (i) depreciation expense, (ii) non-cash compensation expense, (iii) amortization and impairment of intangibles, (iv) goodwill impairment, (v) pro forma adjustments for significant acquisitions and (vi) one-time items.

Adjusted Live Nation Downside Case Forecast:

	Year Ended December 31,
	2008E	2009E	2010E	2011E	2012E
	(dollars in millions)
Revenue	$4,168	$4,088	$4,385	$4,516	$4,651
Adjusted EBITDA(1)	170	148	212	223	234

(1)	Adjusted EBITDA is a non-GAAP financial measure that Ticketmaster Entertainment defines as operating income excluding, if applicable: (i) depreciation expense, (ii) non-cash compensation expense, (iii) amortization and impairment of intangibles, (iv) goodwill impairment, (v) pro forma adjustments for significant acquisitions and (vi) one-time items.

Important Information About the Financial Forecasts

While the Ticketmaster Entertainment 2009 operating plan, the Ticketmaster Entertainment Management Conservative Case, Ticketmaster Entertainment base case financial projections, Ticketmaster Entertainment downside case financial projections, adjusted Live Nation base case forecast and adjusted Live Nation downside case forecast, which are collectively referred to as the Ticketmaster Entertainment operating plan and financial forecasts, were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the Ticketmaster Entertainment operating plan and financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “ Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 33 and 32, respectively, all of which are difficult to predict and many of which are beyond the control of Live Nation and/or Ticketmaster Entertainment and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Ticketmaster Entertainment operating plan and financial forecasts, whether or not the Merger is completed. The Ticketmaster Entertainment operating plan and financial forecasts therefore cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such.

The Ticketmaster Entertainment operating plan and financial forecasts summarized in this section were prepared solely for internal use by Ticketmaster Entertainment and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Ticketmaster Entertainment operating plan and financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the Ticketmaster Entertainment operating plan and financial forecasts reflects any impact of the Merger.

Ernst & Young LLP (Ticketmaster Entertainment’s independent registered public accounting firm) has not examined, compiled or otherwise performed any procedures with respect to the Ticketmaster Entertainment operating plan and financial forecasts and, accordingly, Ernst & Young LLP has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the Ticketmaster Entertainment operating plan and financial forecasts. The Ernst & Young LLP reports either incorporated by reference or included in this joint proxy statement/prospectus relate to the historical financial information of Live Nation and Ticketmaster Entertainment, respectively. Such reports do not extend to the Ticketmaster Entertainment operating plan and financial forecasts and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of the Ticketmaster Entertainment operating plan and financial forecasts, neither Ticketmaster Entertainment nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Ticketmaster Entertainment or Live Nation compared to the information contained in the Ticketmaster Entertainment operating plan and financial forecasts. The Ticketmaster Entertainment operating plan and financial forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since February 2009 or the actual 2008 results of operations of Live Nation and Ticketmaster Entertainment, as set forth under “Selected Historical Financial Data of Live Nation” and “Selected Historical Financial Data of Ticketmaster Entertainment” on pages 24 and 26, respectively. Neither Ticketmaster Entertainment, Live Nation nor, after completion of the Merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the Ticketmaster Entertainment operating plan and financial forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Merger proposal or any of the other proposals to be voted on at the Ticketmaster Entertainment annual meeting or the share issuance proposal or any of the other proposals to be voted on at the Live Nation annual meeting.

Opinion of Ticketmaster Entertainment’s Financial Advisor

Ticketmaster Entertainment engaged Allen & Co. as financial advisor and to render an opinion as to the fairness, from a financial point of view, of the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger. On February 8, 2009, Allen & Co. delivered its oral opinion to the Ticketmaster Entertainment board of directors, subsequently confirmed in writing on February 10, 2009, to the effect that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger was fair, from a financial point of view, to the holders of Ticketmaster Entertainment common stock.

This summary of Allen & Co.’s written opinion is qualified in its entirety by reference to the full text of Allen & Co.’s written opinion, dated February 10, 2009, attached as Annex G. You are urged to, and should, read Allen & Co.’s written opinion carefully and in its entirety. Allen & Co.’s written opinion addresses only the fairness, from a financial point of view, of the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger, as of the date of Allen & Co.’s written opinion. The opinion of Allen & Co. was provided for the information and assistance of the Ticketmaster Entertainment board of directors in connection with its consideration of the Merger and does not constitute a recommendation to any Ticketmaster Entertainment stockholder as to how such stockholder should vote or act on the Merger proposal or any other matter to be considered at the Ticketmaster Entertainment annual meeting. The form and amount of consideration payable in the Merger were determined through negotiations between Live Nation and Ticketmaster Entertainment and were approved by the Ticketmaster Entertainment board of directors. Allen & Co.’s opinion and presentation to the Ticketmaster Entertainment board of directors was one of many factors that the Ticketmaster Entertainment board of directors took into consideration in making its determination to approve the Merger Agreement.

In arriving at its opinion, Allen & Co., among other things:

•	reviewed and analyzed certain publicly available financial statements and other business and financial information of each of Ticketmaster Entertainment and Live Nation;

•	reviewed and analyzed certain internal financial statements and other financial and operating data of each of Ticketmaster Entertainment and Live Nation provided by the management of each company;

•

reviewed and analyzed certain financial projections prepared by the management of each of Ticketmaster Entertainment and Live Nation in connection with the proposed Merger, and discussed such projections with the management of each company and with the Ticketmaster Entertainment board of directors;

•

reviewed and analyzed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of each of Ticketmaster Entertainment and Live Nation;

•

reviewed and analyzed information relating to past and current operations and financial condition and prospects of Ticketmaster Entertainment based on discussions with the Ticketmaster Entertainment board of directors and senior executives of Ticketmaster Entertainment;

•

reviewed and analyzed information relating to past and current operations and financial condition and prospects of Live Nation based on discussions with senior executives of each of Live Nation and Ticketmaster Entertainment;

•	reviewed and analyzed reported prices and trading activity for Ticketmaster Entertainment common stock and Live Nation common stock;

•	reviewed and analyzed public financial information of publicly traded companies comparable to Ticketmaster Entertainment and Live Nation;

•	reviewed and analyzed public financial information of certain comparable merger of equals transactions;

•	reviewed and analyzed the Merger Agreement and certain related documents;

•	reviewed and analyzed the proposed employment arrangements for the expected Chief Executive Officer and the Executive Chairman of the combined company following the completion of the Merger; and

•	conducted such other financial analyses and investigations as it deemed necessary or appropriate for the purposes of its opinion.

In connection with its review, Allen & Co. did not assume any responsibility for independent verification of any of the information utilized in its analyses and relied upon and assumed the accuracy and completeness of all of the financial, accounting, tax and other information that was available to Allen & Co. from public sources, that was provided to it by Ticketmaster Entertainment and/or Live Nation or their respective representatives, or that was otherwise reviewed by Allen & Co. With respect to the projected business information and financial results provided to Allen & Co. by Ticketmaster Entertainment and/or Live Nation or their respective representatives, Allen & Co. assumed no responsibility for such forecasts or the assumptions on which they were based.

Allen & Co. also assumed, with Ticketmaster Entertainment’s consent, that the Merger would be completed in accordance with the terms and conditions set forth in the Merger Agreement and certain related documents that it reviewed. Allen & Co. neither conducted a physical inspection of the properties and facilities of Ticketmaster Entertainment or Live Nation nor, except as specifically set forth in the opinion, made or obtained any evaluations or appraisals of the assets or liabilities of Ticketmaster Entertainment or Live Nation, or conducted any analysis concerning the solvency of Ticketmaster Entertainment or Live Nation. Allen & Co.’s opinion addressed only the fairness, from a financial point of view, of the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger, and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Allen & Co.’s opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of Allen & Co.’s opinion. Allen & Co.’s opinion did not address the relative merits of the Merger as compared to other business strategies that might be available to Ticketmaster Entertainment, nor did it address Ticketmaster Entertainment’s underlying business decision to proceed with the Merger. Allen & Co. did not express an opinion about the fairness of any compensation payable to any of Ticketmaster Entertainment’s officers, directors or employees in connection with the Merger, relative to the compensation payable to the Ticketmaster Entertainment stockholders. In addition, Allen & Co.’s opinion did not express any opinion as to any tax or other consequences that might result from the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters.

In preparing its opinion, Allen & Co. performed a number of financial and comparative analyses, including those further described below. Ticketmaster Entertainment provided no instructions to, nor imposed any limitations on, Allen & Co. with respect to the investigations made or procedures followed by Allen & Co. in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Allen & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. No company or transaction used in the analyses performed by Allen & Co. as a comparison is identical to Ticketmaster Entertainment or the contemplated Merger. In addition, Allen & Co. may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Allen & Co.’s view of the actual value of Ticketmaster Entertainment. The analyses performed by Allen & Co. are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Allen & Co.’s analysis of the fairness, from a financial point of view, of the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger, and were provided to the Ticketmaster Entertainment board of directors in connection with the delivery of Allen & Co.’s opinion.

Valuation Methods and Analyses

The following is a summary of material financial analyses performed by Allen & Co. in connection with the preparation of its opinion, and reviewed with the Ticketmaster Entertainment board of directors at meetings held on February 6, 2009 and February 8, 2009 and subsequently confirmed in writing on February 10, 2009. Certain of the following summaries of financial analyses that were performed by Allen & Co. include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Allen & Co., the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

Valuation of Live Nation

Allen & Co. used the following methodologies to determine an implied range of share prices for Live Nation: (1) trading ranges; (2) Wall Street analyst target prices; (3) trading comparables; and (4) discounted cash flow analyses.

(1) Trading Ranges. Allen & Co. compared Live Nation’s share price of $4.99 as of February 3, 2009, the last trading day before various news outlets began reporting on a possible transaction involving Live Nation and Ticketmaster Entertainment, which is referred to as the Live Nation Current Share Price, to the trading ranges of Live Nation common stock for the one-month, three-month, six-month and 12-month periods preceding such date. Allen & Co. gave more weight to the one-month and three-month trading ranges given the recent economic downturn. Allen & Co. noted that the one-month range of trading prices for Live Nation common stock was between $4.66 and $6.55 per share, the three-month range of trading prices for Live Nation common stock was between $2.73 and $11.74 per share and the six-month and 12-month range of trading prices for Live Nation common stock were each between $2.73 and $18.75 per share. Allen & Co. found the Live Nation Current Share Price to be within the one-month, three-month, six-month and 12-month trading ranges.

(2) Wall Street Analyst Target Prices. Allen & Co. reviewed analyst reports from various Wall Street firms published between November 2008 and February 2009 with respect to Live Nation. For each report, Allen & Co. noted each analyst’s target stock price for Live Nation. Wall Street firms from which Allen & Co. reviewed analyst reports included:

•	Morgan Joseph & Co. Inc.

•	The Goldman Sachs Group, Inc.

•	Thomas Weisel Partners LLC

•	Miller Tabak + Co., LLC

•	Natixis Bleichroeder Inc.

Allen & Co. determined that the analyst target stock price range for Live Nation common stock was between $6.00 and $12.00 per share and that the Live Nation Current Share Price was below the analyst price target range. By comparison, Allen & Co. noted that as of February 3, 2009, 41% of companies included in the S&P 500 were trading below the analyst price target range, with the majority of the S&P 500 companies trading within the analyst price target range.

(3) Trading Comparables. Allen & Co. performed a comparable public company analysis, which is intended to provide an implied value of a company, by comparing certain financial information of Live Nation with corresponding financial information of similar public companies. Allen & Co. selected companies whose stock was publicly traded and who Allen & Co. viewed as sharing similar business characteristics and market capitalizations with Live Nation. Specifically, Allen & Co. selected publicly traded companies that provide ticketing and live event entertainment services with a market capitalization between $200 million and $1 billion. Allen & Co. determined that in its view CTS was the only available comparable company to Live Nation and analyzed and examined its enterprise value and market capitalization multiples. Allen & Co. then calculated the ratio of enterprise value to revenue, enterprise value to EBITDA and market capitalization to net income on a projected calendar year basis for 2008 through 2010 for CTS. Based on its analysis of CTS, Allen & Co. applied the resulting multiples to relevant financial data of Live Nation to calculate a range of implied enterprise values. This analysis indicated an implied range of share prices for Live Nation common stock of $4.75 to $6.75 per share. Allen & Co. noted that the Live Nation Current Share Price was within the implied range for the trading comparable. Given the limited number of comparable companies, Allen & Co. gave the trading comparables analysis less weight than other analyses.

(4) Discounted Cash Flow Analyses. Allen & Co.’s discounted cash flow approach was based upon certain financial projections and estimates for the fiscal years 2009 to 2013. Allen & Co. produced three discounted cash flow analyses derived from each of the (i) updated Live Nation base case forecast, (ii) adjusted Live Nation base case forecast and (iii) adjusted Live Nation downside case forecast (see “—Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor” beginning on page 90). Allen & Co.’s analyses utilized the projected cash flows of Live Nation in each of the three cases discounted back to present value based on a range of risk-adjusted discount rates. Allen & Co. used discount rates ranging from 10% to 15%. Allen & Co. derived this range by calculating Live Nation’s weighted average cost of capital based upon (a) the capital structures and equity betas of Live Nation, Ticketmaster Entertainment and CTS, (b) the U.S. ten-year treasury rates as of February 3, 2009, (c) an equity market risk premium as published by market research, (d) the equity size risk premium for companies of comparable size as published by market research, (e) an assumed 37% marginal tax rate and (f) the market yields for Live Nation’s outstanding debt maturities as of February 3, 2009. Allen & Co. used forward EBITDA exit multiples ranging from 6.0x to 7.0x, which range was derived taking into consideration recent EBITDA trading multiples for Live Nation. These analyses resulted in the following results for each case:

	Updated Live Nation Base Case Forecast	Adjusted Live Nation Base Case Forecast	Adjusted Live Nation Downside Case Forecast
Implied range of per share prices for Live Nation common stock	$5.75 – $11.50	$3.75 – $8.75	$1.50 – $6.25

Allen & Co. determined that the Live Nation Current Share Price was (i) below the range of implied share prices for Live Nation common stock derived from its discounted cash flow analysis based on the updated Live Nation base case forecast and (ii) within the range of implied share prices for Live Nation common stock derived from its discounted cash flow analysis based on each of the adjusted Live Nation base case forecast and the adjusted Live Nation downside case forecast. Allen & Co. placed greater emphasis on the results derived from its discounted cash flow analysis based on each of the adjusted Live Nation base case forecast and the adjusted Live Nation downside case forecast. Allen & Co. noted that the Live Nation Current Share Price reflected a small discount to the median of the low and high range of values derived from the adjusted Live Nation base case forecast and the adjusted Live Nation downside case forecast.

Valuation of Ticketmaster Entertainment

Allen & Co. used the following methodologies to determine an implied range of share prices for Ticketmaster Entertainment: (1) trading ranges, (2) Wall Street analyst target prices, (3) trading comparables and (4) discounted cash flow analyses.

(1) Trading Ranges. Allen & Co. compared Ticketmaster Entertainment’s share price of $6.14 as of February 3, 2009, the last trading day before various news outlets began reporting on a possible transaction involving Live Nation and Ticketmaster Entertainment, which is referred to as the Ticketmaster Entertainment Current Share Price, and the implied price per share of Ticketmaster Entertainment common stock of $6.90 derived from the product of the Live Nation Current Share Price and the exchange ratio, which implied price is referred to as the Implied Offer Price, to the trading ranges of the Ticketmaster Entertainment common stock for the one-month and three-month periods preceding such date and for the period since the Ticketmaster Entertainment spin-off. Allen & Co. gave more weight to the one-month and three-month trading ranges given the recent economic downturn. Allen & Co. noted that the one-month range of trading prices for Ticketmaster Entertainment common stock was between $5.56 and $7.22 per share, the three-month range of trading prices for Ticketmaster Entertainment common stock was between $3.33 and $10.50 per share and the range of trading prices for Ticketmaster Entertainment common stock since the Ticketmaster Entertainment spin-off was between $3.33 and $27.00 per share. Allen & Co. found the Ticketmaster Entertainment Current Share Price and the Implied Offer Price to be within the one-month and three-month trading ranges and the trading range since the Ticketmaster Entertainment spin-off.

(2) Wall Street Analyst Target Prices. Allen & Co. reviewed analyst reports from various Wall Street firms published between November 2008 and January 2009 with respect to Ticketmaster Entertainment. For each report, Allen & Co. noted each analyst’s target stock price for Ticketmaster Entertainment. Wall Street firms from which Allen & Co. reviewed analyst reports included:

•	Gabelli & Company, Inc.

•	Citigroup Global Markets Inc.

•	Thomas Weisel Partners LLC

•	Stifel, Nicolaus & Company, Inc.

Allen & Co. determined that the analyst price target range for Ticketmaster Entertainment common stock was between $6.50 and $9.25 per share and that (i) the Ticketmaster Entertainment Current Share Price was below the analyst target stock price range and (ii) the Implied Offer Price was within the analyst target stock price range. By comparison, Allen & Co. noted that as of February 3, 2009, 41% of companies included in the S&P 500 were trading below the analyst price target range, with the majority of the S&P 500 companies trading within the analyst price target range.

(3) Trading Comparables. Allen & Co. performed a comparable public company analysis, which is intended to provide an implied value of a company, by comparing certain financial information of Ticketmaster Entertainment with corresponding financial information of similar public companies. Allen & Co. selected companies whose stock was publicly traded and who Allen & Co. viewed as sharing similar business characteristics and market capitalizations with Ticketmaster Entertainment. Specifically, Allen & Co. selected publicly traded companies that provide ticketing and live event entertainment services with a market capitalization between $200 million and $1 billion. Allen & Co. determined that in its view CTS was the only available comparable company to Ticketmaster Entertainment and analyzed and examined its enterprise value and market capitalization multiples. Allen & Co. then calculated the ratio of enterprise value to revenue, enterprise value to EBITDA and market capitalization to net income on a projected calendar year basis for 2008 through 2010 for CTS. Based on its analysis of CTS, Allen & Co. applied the resulting multiples to relevant financial data of Ticketmaster Entertainment to calculate a range of implied enterprise values. This analysis indicated a range of share prices for Ticketmaster Entertainment common stock of $22.00 to $26.50 per share. Allen & Co. noted that the Ticketmaster Entertainment Current Share Price and the Implied Offer Price were below the implied range for the trading comparable. Given the limited number of comparable companies, Allen & Co. gave the trading comparables analysis less weight than other analyses.

(4) Discounted Cash Flow Analyses. Allen & Co.’s discounted cash flow approach was based upon certain financial projections and estimates for the fiscal years 2009 to 2013. Allen & Co. produced three discounted cash flow analyses derived from each of (i) publicly available Wall Street analysts’ projections, which are referred to as the Ticketmaster Entertainment Wall Street case projections, (ii) the Ticketmaster Entertainment base case financial projections and (iii) the Ticketmaster Entertainment downside case financial projections (see “—Certain Financial Forecasts Utilized by the Ticketmaster Entertainment Board of Directors and Ticketmaster Entertainment’s Financial Advisor“ beginning on page 90). Allen & Co.’s analyses utilized the projected cash flows of Ticketmaster Entertainment in each of the three cases discounted back to present value based on a range of risk-adjusted discount rates. Allen & Co. used discount rates ranging from 10% to 15%. Allen & Co. derived this range by calculating Ticketmaster Entertainment’s weighted average cost of capital based upon (a) the capital structures and equity betas of Ticketmaster Entertainment, Live Nation and CTS, (b) the U.S. ten-year treasury rates as of February 3, 2009, (c) an equity market risk premium as published by market research, (d) the equity size risk premium for companies of comparable size as published by market research, (e) an assumed 37% marginal tax rate and (f) the market yields for Ticketmaster Entertainment’s outstanding debt maturities as of February 3, 2009. Allen & Co. used forward EBITDA exit multiples ranging from 5.0x to 6.0x, which range was derived taking into consideration recent EBITDA trading multiples for Ticketmaster Entertainment. These analyses resulted in the following results for each case:

	Ticketmaster Entertainment Wall Street Case Projections	Ticketmaster Entertainment Base Case Financial Projections	Ticketmaster Entertainment Downside Case Financial Projections
Implied range of per share prices for Ticketmaster Entertainment common stock	$8.75 – $16.00	$7.00 – $14.00	$1.75 – $6.50

Allen & Co. determined that the Ticketmaster Entertainment Current Share Price was (i) below the range of implied share prices derived from the Ticketmaster Entertainment Wall Street case projections discounted cash flow and the Ticketmaster Entertainment base case financial projections discounted cash flow and (ii) within the range of implied share prices derived from the Ticketmaster Entertainment downside case financial projections discounted cash flow. Allen & Co. determined that the Implied Offer Price was (a) below the range of implied share prices for Ticketmaster Entertainment common stock derived from the Ticketmaster Entertainment Wall Street case projections discounted cash flow, (b) approached the low end of the range of implied share prices for Ticketmaster Entertainment common stock derived from the Ticketmaster Entertainment base case financial projections discounted cash flow and (c) was above the range of implied share prices for Ticketmaster Entertainment common stock derived from the Ticketmaster Entertainment downside case financial projections discounted cash flow. Allen & Co. placed greater emphasis on the results derived from its discounted cash flow analysis based on each of the Ticketmaster Entertainment base case financial projections and the Ticketmaster Entertainment downside case financial projections. Allen & Co. noted that the Implied Offer Price was a small discount to the median of the low and high range of values derived from the Ticketmaster Entertainment base case financial projections and the Ticketmaster Entertainment downside case financial projections.

Transaction Analysis

Allen & Co. used the following analyses to determine the fairness, from a financial point of view, of the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger: (1) Exchange Ratio Analysis; (2) Contribution Analysis; (3) Precedent Transaction Analysis; (4) Earnings Per Share Accretion/Dilution Analysis; (5) Free Cash Flow Accretion/Dilution Analysis; and (6) Pro Forma Discounted Cash Flow Analysis.

(1) Exchange Ratio Analysis. Allen & Co. compared the exchange ratio to an exchange ratio which is equal to the quotient of the Ticketmaster Entertainment Current Share Price divided by the Live Nation Current Share Price, which exchange ratio is referred to as the Current Exchange Ratio, and to several ranges of exchange ratios derived from the following analyses: (i) range of implied exchange ratios between Live Nation and Ticketmaster Entertainment since the Ticketmaster Entertainment spin-off, (ii) range of implied exchange ratios based on the range of Wall Street analyst price targets for each of Live Nation and Ticketmaster Entertainment, (iii) range of implied exchange ratios based on the discounted cash flow analysis derived from each of publicly available Wall

Street analysts’ projections for Live Nation and the Ticketmaster Entertainment Wall Street case projections, (iv) range of implied exchange ratios based on the discounted cash flow analysis derived from each of the adjusted Live Nation base case forecast and Ticketmaster Entertainment base case financial projections and (v) range of implied exchange ratios based on the discounted cash flow analysis derived from each of the adjusted Live Nation downside case forecast and Ticketmaster Entertainment downside case financial projections.

Exchange Ratio Range

Since Ticketmaster Entertainment spin-off	0.643x – 1.624x
Analyst Target Prices	0.542x – 1.542x
Wall Street Projections Discounted Cash Flow Analysis	1.161x – 1.867x
Base Case Forecast / Financial Projections Discounted Cash Flow Analysis	1.265x – 2.243x
Downside Case Forecast / Financial Projections Discounted Cash Flow Analysis	0.680x – 1.691x
Current Exchange Ratio (as of February 3, 2009)	1.230x
Exchange Ratio	1.384x

As shown above, Allen & Co. found the exchange ratio was greater than the Current Exchange Ratio and was within each implied range of exchange ratios derived from the analyses set forth above.

(2) Contribution Analysis. Allen & Co. analyzed the relative contributions of Ticketmaster Entertainment and Live Nation on a combined basis, not including any synergies or other combination adjustments, using the adjusted Live Nation base case forecast and Ticketmaster Entertainment base case financial projections, and using the adjusted Live Nation downside case forecast and Ticketmaster Entertainment downside case financial projections. For purposes of the contribution analysis, Allen & Co. considered numbers non-meaningful where Live Nation’s estimated free cash flow was negative and Ticketmaster Entertainment’s estimated free cash flow was positive for any given fiscal year. Allen & Co. did not include such non-meaningful data in its contribution analysis. These numbers are excluded from the table below.

	Ticketmaster Entertainment	Live Nation
Equity Value as of 2/3/09	47%	53%
Implied Equity Value at Transaction Exchange Ratio	50%	50%
Implied Enterprise Value at Transaction Exchange Ratio	47%	53%

Base Case Forecast / Financial Projections
EBITDA FY08 – FY11	52% to 65%	35% to 48%
Free Cash Flow FY08 – FY11	45% to 95%	5% to 55%

Downside Case Forecast / Financial Projections
EBITDA FY08 – FY11	48% to 65%	35% to 52%
Free Cash Flow FY08 – FY11	45% to 52%	48% to 55%

(3) Precedent Transaction Analysis. Allen & Co. compared the premium to be paid to holders of Ticketmaster Entertainment common stock in the Merger against premiums paid in all of the merger of equals transactions since 2000 of which Allen & Co. was aware that involved only U.S. companies and had a transaction value of greater than $200 million. The transactions analyzed were:

•	America Online, Inc. / Time Warner Inc.

•	NetIQ Corporation / Mission Critical Software, Inc.

•	National Commerce Bancorporation / CCB Financial Corporation

•	Tuboscope, Inc. / Varco International, Inc.

•	Meritor Automotive, Inc. / Arvin Industries, Inc.

•	FPL Group, Inc. / Entergy Corporation

•	Ralcorp Holdings, Inc. / Agribrands International, Inc.

•	AmeriSource Health Corporation / Bergen Brunswig Corporation

•	New York Community Bancorp, Inc. / Richmond County Financial Corp.

•	Pride International, Inc. / Marine Drilling Companies, Inc.

•	The Mead Corporation / Westvaco Corporation

•	Santa Fe International Corporation / Global Marine Inc.

•	GlobeSpan, Inc. / Virata Corporation

•	Phillips Petroleum Company / Conoco Inc.

•	Identix Incorporated / Visionics Corporation

•	Gart Sports Company / Sports Authority, Inc.

•	NPS Pharmaceuticals, Inc. / Enzon Pharmaceuticals, Inc.

•	IDEC Pharmaceuticals Corporation / Biogen, Inc.

•	The St. Paul Companies, Inc. / Travelers Property Casualty Corp.

•	JP Morgan & Chase Co. / Bank One Corporation

•	Regions Financial Corporation / Union Planters Corporation

•	Cable Design Technologies / Belden Inc.

•	Arch Wireless, Inc. / Metrocall Holdings, Inc.

•	IMCO Recycling Inc. / Commonwealth Industries, Inc.

•	National-Oilwell, Inc. / Varco International, Inc.

•	Sprint / Nextel Communications, Inc.

•	Crompton Corporation / Great Lakes Chemical Corporation

•	Entegris, Inc. / Mykrolis Corporation

•	Lincoln National Corporation / Jefferson-Pilot Corporation

•	First Busey Corporation / Main Street Trust, Inc.

•	CVS Corporation / Caremark Rx, Inc.

•	Universal Compression Holdings, Inc. / Hanover Compressor Company

•	Sirius Satellite Radio / XM Satellite Radio

•	Transocean Inc. / GlobalSantaFe Corporation

•	Grey Wolf, Inc. / Basic Energy Services

Allen & Co. noted that the precedent mergers had one-day median premiums with a first to third quartile range of (0.6%) to 14.1% and a median of 5.8% and had one-month median premiums with a first to third quartile range of (2.3%) to 18.2% and a median of 6.2%. Allen & Co. found that the one-day premium of 12.4% to be paid to the holders of Ticketmaster Entertainment common stock was within the first to third quartile range and was above the median one-day premium paid in precedent transactions and that the one-month premium of 4.1% to be paid to the holders of Ticketmaster Entertainment common stock was within the first to third quartile range and was below the median one-month premium paid in precedent transactions.

(4) Earnings Per Share Accretion/Dilution Analysis. Allen & Co. analyzed the pro forma earnings per share for each of Ticketmaster Entertainment and Live Nation based on the adjusted Live Nation base case forecast and the Ticketmaster Entertainment base case financial projections. Allen & Co. found that, assuming the Merger occurred on September 30, 2009 and Ticketmaster Entertainment was the deemed acquirer, the Merger would be dilutive to pro forma earnings per share for holders of Ticketmaster Entertainment common stock for calendar years 2009 through 2013. In addition, Allen & Co. determined that, assuming the Merger occurred on September 30, 2009 and Live Nation was the deemed acquirer, the Merger would be accretive to pro forma earnings per share for holders of Live Nation common stock for calendar years 2009 through 2013.

(5) Free Cash Flow Accretion/Dilution Analysis. Allen & Co. analyzed the pro forma free cash flow per share for each of Ticketmaster Entertainment and Live Nation based on the adjusted Live Nation base case forecast and the Ticketmaster Entertainment base case financial projections. Allen & Co. found that, assuming the Merger occurred on September 30, 2009 and Ticketmaster Entertainment was the deemed acquirer, the Merger would be dilutive to pro forma calendar year 2009 free cash flow for holders of Ticketmaster Entertainment common stock and accretive to pro forma calendar years 2010 through 2013 free cash flow for holders of Ticketmaster Entertainment common stock. In addition, Allen & Co. determined that, assuming the Merger occurred on September 30, 2009 and Live Nation was the deemed acquirer, the transaction would be accretive to pro forma calendar years 2009 through 2013 free cash flow for holders of Live Nation common stock.

(6) Pro Forma Discounted Cash Flow Analysis. Allen & Co.’s discounted cash flow approach was based upon the adjusted Live Nation base case forecast and Ticketmaster Entertainment base case financial projections plus assumed annual synergies as estimated by the management of Ticketmaster Entertainment. Allen & Co.’s analysis utilized the projected cash flows of the combined entity discounted back to present value based on a range of risk-adjusted discount rates. Allen & Co. used discount rates ranging from 10% to 15%. Allen & Co. derived this range by calculating the weighted average cost of capital of Live Nation and Ticketmaster Entertainment based upon (i) Live Nation’s, Ticketmaster Entertainment’s and comparable public companies’ capital structures and equity betas, (ii) the U.S. ten-year treasury rates as of February 3, 2009, (iii) an equity market risk premium as published by market research, (iv) the equity size risk premium for companies of comparable size as published by market research, (v) an assumed 37% marginal tax rate and (vi) the market yields for Live Nation’s and Ticketmaster Entertainment’s outstanding debt maturities as of February 3, 2009. Allen & Co. used forward EBITDA exit multiples ranging from 5.5x to 6.5x, which range it derived taking into consideration recent EBITDA trading multiples for Live Nation and Ticketmaster Entertainment. This analysis indicated an incremental value between $2.50 to $3.50 per share of Ticketmaster Entertainment common stock versus the high and low range of Ticketmaster Entertainment share prices, respectively, based on a comparison of the following results:

	Pro Forma Combined Base Case Financial Projections	Ticketmaster Entertainment Base Case Financial Projections	Incremental Value
Implied range of per share prices for Ticketmaster Entertainment common stock	$9.50 – $17.50	$7.00 – $14.00	$2.50 – $3.50

General

Pursuant to an engagement letter between Ticketmaster Entertainment and Allen & Co., which is referred to as the Allen & Co. engagement letter, the Ticketmaster Entertainment board of directors engaged Allen & Co. as financial advisor and to deliver its opinion as to the fairness, from a financial point of view, of the Merger consideration to be received by the holders of shares of Ticketmaster Entertainment common stock in the Merger. Allen & Co. was selected by the Ticketmaster Entertainment board of directors based on Allen & Co.’s qualifications and reputation. Allen & Co., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described herein, Allen & Co. and its affiliates do not have and have not had any material relationships involving the payment or receipt of compensation between Allen & Co. or any of its affiliates and Ticketmaster Entertainment, Live Nation or any of their respective affiliates during the last two years. Allen & Co. has previously served as financial advisor to Ticketmaster Entertainment as well as Ticketmaster Entertainment’s former parent, IAC, in connection with a variety of matters including acting as financial advisor to IAC in connection with the Ticketmaster Entertainment spin-off and the spin-off of other IAC businesses from IAC in 2008. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen & Co. or its affiliates may have long or short positions, either on a discretionary or nondiscretionary basis, for its or its affiliates’ own account or for those of its clients, in the debt and equity securities (or related derivative securities) of Ticketmaster Entertainment, Live Nation and any of their respective affiliates. The opinion was approved by Allen & Co.’s fairness opinion committee.

Pursuant to the terms of the Allen & Co. engagement letter, Allen & Co. is due a fee in connection with the delivery of its opinion to the Ticketmaster Entertainment board of directors. It is expected that the amount of such fee will be agreed upon by Ticketmaster Entertainment and Allen & Co. and paid upon or after the completion or earlier abandonment of the Merger. Ticketmaster Entertainment expects that it and Allen & Co. will agree upon a fee that is reasonable under the circumstances. Ticketmaster Entertainment has also agreed to reimburse Allen & Co.’s reasonable out-of-pocket expenses and to indemnify Allen & Co. against certain liabilities arising out of such engagement.

Board of Directors and Executive Officers of Live Nation After the Completion of the Merger; Amendments to Live Nation’s Bylaws

Board of Directors

Upon the completion of the Merger, the board of directors of the combined company will be composed of 14 members with seven individuals initially designated by Live Nation and seven individuals initially designated by Ticketmaster Entertainment. The individuals designated by Ticketmaster Entertainment pursuant to the Merger Agreement will include up to two Liberty directors to the extent Liberty Media exercises its rights under the Liberty Stockholder Agreement.

Of the seven individuals to be designated by Live Nation to serve on the board of directors of the combined company, five such individuals must meet the independence standards of the NYSE with respect to Live Nation. Live Nation expects to designate Mr. Rapino, the President and Chief Executive Officer of Live Nation and a member of the Live Nation board of directors, to serve on the initial board of directors of the combined company.

Of the seven individuals to be designated by Ticketmaster Entertainment to serve on the board of directors of the combined company (up to two of whom may be Liberty directors as provided in the Liberty Stockholder Agreement), at least three such individuals (including at least one Liberty director) must meet the independence standards of the NYSE with respect to Live Nation. Ticketmaster Entertainment expects to designate Mr. Diller, the current chairman of the Ticketmaster Entertainment board of directors, and Mr. Azoff, the current Chief Executive Officer of Ticketmaster Entertainment and a member of the Ticketmaster Entertainment board of directors, to serve on the initial board of directors of the combined company. The Merger Agreement also provides that the chairman of the board of Ticketmaster Entertainment, currently Mr. Diller, will be the chairman of the initial board of directors of the combined company.

As is the case with the Live Nation board of directors, the board of directors of the combined company will be divided into three separate classes. The first class, whose term will expire at the first annual meeting of the combined company’s stockholders after the completion of the Merger, will consist of five directors, three of whom will be designated by Ticketmaster Entertainment (including one Liberty director assuming Liberty designates two directors) and two of whom will be designated by Live Nation. The second class, whose term will expire at the second annual meeting of the combined company’s stockholders after the completion of the Merger, will consist of five directors, three of whom will be designated by Live Nation and two of whom will be designated by Ticketmaster Entertainment. The third class, whose term shall expire at the third annual meeting of the combined company’s stockholders after the completion of the Merger, will consist of four directors, two of whom will be designated by Live Nation and two of whom will be designated by Ticketmaster Entertainment (including one Liberty director assuming Liberty designates two directors).

Upon the completion of the Merger, each committee of the board of directors of the combined company will consist of four directors, two of whom will be designated by Live Nation and two of whom will be designated by Ticketmaster Entertainment, provided that (assuming Liberty is eligible to and has designated Liberty directors) one of the two Ticketmaster Entertainment directors on each of the Audit Committee and the Compensation Committee will be a Liberty director, subject to such director meeting applicable independence and other requirements for such service. In addition, the Liberty Stockholder Agreement provides that no member of the Nominating and Governance Committee will be (i) a Liberty director, (ii) an officer or employee of Live Nation or (iii) a director that was not nominated by the Nominating and Governance Committee in his or her initial election to the Live Nation board of directors after the completion of the Merger and for whose election Liberty Media voted shares. Each member of each committee of the Live Nation board of directors will satisfy applicable independence and other requirements of the NYSE and the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act.

For further discussion of the material interests of directors of Live Nation and Ticketmaster Entertainment in the Merger that may be in addition to, or different from, their interests as stockholders, see “—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” and “—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on pages 105 and 111, respectively.

Executive Officers

Live Nation and Ticketmaster Entertainment have agreed that upon the completion of the Merger, Live Nation’s Chief Executive Officer, currently Mr. Rapino, is expected to serve as the President and Chief Executive Officer of the combined company, and the Chief Executive Officer of Ticketmaster Entertainment, currently Mr. Azoff, is expected to serve as the Executive Chairman of the combined company.

For further discussion of the material interests of executive officers of Live Nation and Ticketmaster Entertainment in the Merger that may be in addition to, or different from, their interests as stockholders, see “—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” and “—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on pages 105 and 111, respectively.

Bylaws

In connection with the Merger, the Live Nation bylaws will be amended and restated as of the completion of the Merger in the form attached as Annex H to this joint proxy statement/prospectus in order to facilitate the implementation of the terms of the Merger Agreement, as well as to revise certain other provisions of Live Nation’s bylaws as agreed to by Live Nation and Ticketmaster Entertainment.

The composition of the board of directors of the combined company and its committees, as provided by such amended and restated bylaws, is described below:

•

Upon the completion of the Merger, the board of directors of the combined company will be composed of 14 members, consisting of (i) seven Live Nation directors, as described below, of whom at least five individuals shall be independent under the rules and regulations of the NYSE with respect to Live Nation and (ii) seven Ticketmaster Entertainment directors, as described below, of whom at least three individuals shall be independent as defined under the rules and regulations of the NYSE with respect to Live Nation.

•

The Live Nation directors are (i) directors who are designated by Live Nation to serve on the board of directors of the combined company pursuant to the Merger Agreement and (ii) any additional directors who take office after the completion of the Merger who are nominated or proposed to the nominating and governance committee of the board of directors of the combined company by a majority of the Live Nation directors acting as a board committee.

•

The Ticketmaster Entertainment directors are (i) directors who are designated by Ticketmaster Entertainment to serve on the board of directors of the combined company pursuant to the Merger Agreement and (ii) any additional directors who take office after the completion of the Merger who are nominated or proposed to the nominating and governance committee of the board of directors of the combined company by a majority of the Ticketmaster Entertainment directors acting as a board committee.

•

Until the first annual meeting of stockholders of the combined company following the Merger, all vacancies on the board of directors of the combined company created by the cessation of service by a Live Nation director will be filled by a nominee proposed to the nominating and governance committee by a majority of the remaining Live Nation directors acting as a board committee and all vacancies on the board of directors of the combined company created by the cessation of service by a Ticketmaster Entertainment director will be filled by a nominee proposed to the nominating and governance committee by a majority of the remaining Ticketmaster Entertainment directors acting as a board committee.

•

Upon the completion of the Merger, each committee of the board of directors of the combined company (other than the Live Nation directors acting as a board committee and the Ticketmaster Entertainment directors acting as a board committee) will consist of four directors, two of whom will be designated by the Live Nation directors acting as a board committee and two of whom will be designated by the Ticketmaster Entertainment directors acting as a board committee. Each member of each committee of the Live Nation board of directors will satisfy applicable independence and other requirements of the NYSE and the Exchange Act.

•

Any amendment of or change to the provisions of Live Nation’s bylaws relating to the board of directors of the combined company will require the affirmative vote of at least a majority of the full board of directors of the combined company.

In addition to the amendments related to the composition of the board of directors of the combined company discussed above, Live Nation’s bylaws, as amended and restated, will provide for the creation of the position of Executive Chairman as an elected office of Live Nation. The Executive Chairman, if one is elected, will be elected by and will report directly to the board of directors of the combined company, provide strategic advice to the board of directors of the combined company and have such other authority and powers as the board of directors of the combined company may from time to time prescribe.

Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger

In considering the recommendations of the Live Nation board of directors with respect to its approval of the Merger Agreement, Live Nation stockholders should be aware that Live Nation’s executive officers and directors have interests in the Merger that are different from, or in addition to, those of the Live Nation stockholders generally.

Board of Directors

Mr. Rapino, the President and Chief Executive Officer of Live Nation and a director of Live Nation, is expected, pursuant to the Merger Agreement, to remain President and Chief Executive Officer of the combined company and, pursuant to Live Nation’s designation rights under the Merger Agreement, to be appointed to serve on the board of directors of the combined company. Live Nation expects that six additional current Live Nation directors will serve on the board of directors of the combined company, at least five of whom will qualify as independent directors.

Executive Officers and Certain Key Employees

Live Nation is a party to employment agreements with each of its executive officers and certain key employees, which provide for certain payments and benefits upon a change of control and/or certain terminations of employment, as detailed below.

President and Chief Executive Officer. In October 2007, Live Nation entered into an amended and restated employment agreement with Michael Rapino, which was amended on April 21, 2009 and is referred to as Mr. Rapino’s existing employment agreement, under which Mr. Rapino continues to serve as Live Nation’s President and Chief Executive Officer through December 31, 2013 unless superseded by an employment agreement that takes effect upon the completion of the Merger (see “Agreements Related to the Merger—New Employment Arrangements” beginning on page 148). Mr. Rapino’s existing employment agreement provides for:

•	an annual base salary for 2009 of $1,500,000 (subject to annual increases of $50,000);

•	an annual target bonus of 100% of Mr. Rapino’s then-current annual base salary;

•	an additional annual bonus opportunity targeted at an additional 100% of Mr. Rapino’s then-current annual base salary in respect of exceptional performance;

•	annual restricted stock grants of 150,000 shares vesting upon the attainment of specified performance criteria and continued employment; and

•

a one-time stock option grant during 2009 covering 2,000,000 shares of Live Nation common stock, which is referred to as Mr. Rapino’s 2009 option grant, with an exercise price per share equal to the closing price of a share of Live Nation common stock on the date of grant and vesting ratably over five years in annual increments, subject to Mr. Rapino’s continued employment, and further subject to full accelerated vesting upon a change in control (excluding the Merger) or a non-renewal of the employment term in 2013 in connection with which Mr. Rapino’s employment terminates.

Mr. Rapino’s existing employment agreement further provides that, upon the completion of the Merger, Mr. Rapino is entitled to accelerated vesting of all unvested Live Nation equity awards held by Mr. Rapino at the time of completion of the Merger, other than Mr. Rapino’s 2009 option grant (which will remain outstanding and continue to vest in accordance with its terms). As of October 28, 2009, Mr. Rapino held 437,813 shares of Live Nation restricted common stock and options to purchase 1,005,000 shares of Live Nation common stock, excluding Mr. Rapino’s 2009 option grant.

If Mr. Rapino’s employment is terminated by him for “good reason” (which includes termination by Mr. Rapino for any reason more than six months after a change in control (currently defined in a manner that may include the Merger)) or by Live Nation without “cause” (each as defined in his employment agreement), provided that, with respect to bullets two, three and four below, Mr. Rapino executes a general release of claims, Mr. Rapino will be entitled to:

•	accrued compensation and benefits (including a prorated performance bonus for the year of termination);

•

a lump-sum payment in an amount equal to (A) the sum of Mr. Rapino’s then-current annual base salary plus the annual performance bonus and exceptional performance bonus paid for the calendar year prior to the year in which the termination occurs times (B) the greater of three years and the remainder of the employment term;

•	up to $50,000 of continued medical insurance coverage for Mr. Rapino and his dependents; and

•

accelerated vesting of all outstanding Live Nation equity awards held by Mr. Rapino (including Mr. Rapino’s 2009 option grant) with such awards remaining exercisable (if applicable) through their stated terms.

In addition, Mr. Rapino’s existing employment agreement provides that if an excise tax is imposed as a result of any payments made to Mr. Rapino in connection with a change in control, Live Nation will pay to Mr. Rapino an amount equal to such excise taxes plus any taxes resulting from such payment.

On October 21, 2009, Live Nation entered into an employment agreement, which is referred to as the post-closing Rapino agreement, that will govern the terms of Mr. Rapino’s employment with the combined company following the completion of the Merger and continuing through May 31, 2014. The post-closing Rapino agreement will supersede Mr. Rapino’s existing employment agreement upon the completion of the Merger. Under the post-closing Rapino agreement, Mr. Rapino will serve the combined company as President and Chief Executive Officer and, while so employed, will be nominated to serve on its board of directors.

Under the post-closing Rapino agreement, Mr. Rapino will be entitled, upon completion of the Merger, to (i) a $3,000,000 cash bonus and (ii) subject to the availability of sufficient shares under a stockholder-approved equity compensation plan, a grant of 350,000 restricted common shares of the combined company, which is referred to as the “closing restricted share grant”, vesting (A) in equal 25% installments on each of the first four anniversaries of the closing of the Merger (or, with respect to the last installment, May 31, 2014 if earlier than such vesting anniversary) or (B) with respect to each installment, if later than the applicable vesting anniversary (or, with respect to the last installment, May 31, 2014 if earlier than such vesting anniversary), the first date on which the average closing trading price of the combined company’s common stock over any consecutive 12-month period exceeds $20 per share, or (C) in any event, upon a change in control of the combined company (excluding the Merger), subject, in all cases, to Mr. Rapino’s continued employment through vesting.

The post-closing Rapino agreement also provides for (a) an increased annual base salary of $2,000,000, subject to minimum increases of $100,000 per year, (b) following transition from bonus commitments under Mr. Rapino’s existing employment agreement, (x) an annual cash performance bonus with a target amount equal to 100% of his highest base salary paid during the calendar year in which the bonus was earned, and (y) an annual cash exceptional performance bonus with a target amount equal to an additional 100% of the highest base salary paid during the calendar year in which the bonus was earned (each subject to increase or decrease based on actual performance, determined by reference to the achievement of performance targets established by the Live Nation Compensation Committee), and (c) subject to the availability of sufficient shares under a stockholder-approved equity compensation plan, annual grants of 150,000 shares of restricted common stock of the combined company, vesting upon the attainment of specified financial and individual performance criteria in equal 50% installments on March 31st of the first two calendar years following the applicable date of grant, but in any event, vesting upon a change in control of the combined company (excluding the Merger), subject, in all cases, to Mr. Rapino’s continued employment through vesting. Upon the completion of the Merger, all Live Nation Equity Awards then held by Mr. Rapino other than Mr. Rapino’s 2009 option grant and the closing restricted share grant will vest in full, and both Mr. Rapino’s 2009 option grant and the closing restricted share grant will remain outstanding in accordance with their terms. The post-closing Rapino agreement also provides for perquisites and benefits commensurate with Mr. Rapino’s position.

Under the post-closing Rapino agreement, in the event that Mr. Rapino’s employment is terminated by Live Nation without “cause” or by Mr. Rapino for “good reason” (each as defined in the post-closing Rapino agreement) or by Mr. Rapino for any reason more than 180 days after a change in control occurring after the Merger, Mr. Rapino will be entitled to severance, subject to Mr. Rapino signing a general release of claims and in addition to accrued compensation and benefits (including payment of any unpaid prior-year performance and exceptional performance bonuses and pro-rated performance and exceptional performance bonuses for the year of termination), comprised of (i) a lump-sum payment in an amount equal to (A) the sum of Mr. Rapino’s then-current annual base salary plus his total performance and exceptional performance bonuses paid for the calendar year immediately prior to termination (or, if such bonuses were not entirely determined under the post-closing Rapino agreement for the calendar year prior to the year of termination, the greater of (x) the total performance and exceptional performance bonuses earned by Mr. Rapino in the prior calendar year, and (y) $4 million), times (B) the greater of three or the quotient obtained by dividing the number of full months remaining in the employment term by twelve; (ii) up to $16,667 per year for up to three years of continued medical insurance coverage for Mr. Rapino and his dependents; and (iii) accelerated vesting of all outstanding Live Nation Equity Awards held by Mr. Rapino, with such awards remaining exercisable (if applicable) through their stated terms. In the event that any payments or benefits to Mr. Rapino constitute “excess parachute payments” under Section 280G of the Code such that he would be subject to an excise tax, Live Nation will pay Mr. Rapino an amount that fully grosses Mr. Rapino up on an after-tax basis with respect to such excise tax and any additional taxes resulting from Live Nation’s payment of such excise tax.

Executive Vice President and Chief Financial Officer. In October 2009, Live Nation entered into an amended and restated employment agreement with Ms. Willard, effective September 1, 2009, to serve as its Executive Vice President and Chief Financial Officer. The term of the amended and restated employment agreement ends on December 31, 2013 but, beginning on January 1, 2013, will renew automatically day-to-day such that the term will always remain at exactly one year, unless earlier terminated.

Under the amended and restated employment agreement, Ms. Willard is entitled to receive a base salary of $600,000 per year, subject to annual increases of at least five percent beginning on January 1, 2010. Ms. Willard is also eligible to receive an annual cash performance bonus with a target amount equal to 100% of her then-current base salary based on the achievement of performance targets established by the Live Nation Compensation Committee, subject to increase or decrease based on actual performance.

The amended and restated employment agreement also provides that Ms. Willard will be granted, subject to the availability of sufficient shares under a stockholder-approved equity compensation plan and at the sole and absolute discretion of the Live Nation Compensation Committee, an option to purchase 200,000 shares of Live Nation common stock and 200,000 shares of restricted Live Nation common stock, with each grant vesting in equal annual installments over four years, subject to Ms. Willard’s continued employment with Live Nation upon vesting. Upon the completion of the Merger, all Live Nation equity awards held by Ms. Willard on September 1, 2009 other than the grants made in connection with the amended and restated employment agreement will vest in full, and the grants made in connection with the amended and restated employment agreement will remain outstanding in accordance with their terms. As of September 1, 2009, Ms. Willard held 45,000 shares of Live Nation restricted common stock and options to purchase 60,000 shares of Live Nation common stock. Of these shares and options, Ms. Willard held 30,000 shares of Live Nation restricted common stock and options to purchase 60,000 shares of Live Nation common stock as of October 28, 2009. In addition, upon a “change of control” (excluding the Merger, and as defined in her amended and restated agreement), Ms. Willard will be entitled to accelerated vesting of all outstanding equity awards held by Ms. Willard as of the date of the change of control.

If Ms. Willard’s employment is terminated by Live Nation without “cause,” or by Ms. Willard for “good reason,” (each as defined in her amended and restated agreement), Ms. Willard is entitled to receive, subject to Ms. Willard signing a general release of claims and in addition to accrued compensation and benefits (including payment of any unpaid prior-year performance bonus and pro-rated performance bonus for the year of termination): (i) a lump-sum cash payment in an amount equal to Ms. Willard’s then-current base salary times the greater of (x) two or (y) the quotient obtained by dividing the number of full months remaining in the employment term by twelve; and (ii) accelerated vesting of all outstanding equity awards held by Ms. Willard as of the date of termination, with such awards remaining exercisable (if applicable) until the earlier to occur of the third anniversary of the date of termination or the stated expiration of such award.

Executive Vice President and General Counsel. In October 2009, Live Nation entered into an amended and restated employment agreement with Mr. Rowles, effective September 1, 2009, to serve as its Executive Vice President, General Counsel and Secretary. The term of the amended and restated employment agreement ends on December 31, 2013 but, beginning on January 1, 2013, will renew automatically day-to-day such that the term of the agreement will always remain at exactly one year, unless earlier terminated.

Under the amended and restated employment agreement, Mr. Rowles is entitled to receive a base salary of $550,000 per year, subject to annual increases of at least five percent beginning on January 1, 2010. Mr. Rowles is also eligible to receive an annual cash performance bonus with a target amount equal to 100% of his then-current base salary based on the achievement of performance targets established by the Compensation Committee, subject to increase or decrease based on actual performance.

The amended and restated employment agreement also provides that Mr. Rowles will be granted, subject to the availability of sufficient shares under a stockholder-approved equity compensation plan and at the sole and absolute discretion of the Compensation Committee, an option to purchase 200,000 shares of Live Nation common stock and 200,000 shares of restricted Live Nation common stock, with each grant vesting in equal annual installments over four years, subject to Mr. Rowles’ continued employment with Live Nation upon vesting. Upon the completion of the Merger, all Live Nation equity awards held by Mr. Rowles on September 1, 2009 other than the grants made in connection with the amended and restated employment agreement will vest in full, and the grants made in connection with the amended and restated employment agreement will remain outstanding in accordance with their terms. As of September 1, 2009, Mr. Rowles held 35,937 shares of Live Nation restricted common stock and options to purchase 50,000 shares of Live Nation common stock, which he still held as of October 28, 2009. In addition, upon a “change of control” (excluding the Merger, and as defined in his amended and restated agreement), Mr. Rowles will be entitled to accelerated vesting of all outstanding equity awards held by Mr. Rowles as of the date of the change of control.

If Mr. Rowles’ employment is terminated by Live Nation without “cause,” by Mr. Rowles for “good reason,” (each as defined in the his amended and restated agreement) or by Mr. Rowles upon a change in control excluding the Merger in which he is not offered continued employment as general counsel of Live Nation or the surviving entity, Mr. Rowles is entitled to receive, subject to Mr. Rowles signing a general release of claims and in addition to accrued compensation and benefits (including payment of any unpaid prior-year performance bonus and pro-rated performance bonus for the year of termination): (i) a lump-sum cash payment in an amount equal to Mr. Rowles’ then-current base salary times the greater of (x) two or (y) the quotient obtained by dividing the number of full months remaining in the employment term by twelve; and (ii) accelerated vesting of all outstanding equity awards held by Mr. Rowles as of the date of termination, with such awards remaining exercisable (if applicable) until the earlier to occur of the third anniversary of the date of termination or the stated expiration of such award.

Chief Executive Officer, International Music. Effective September 2007, a subsidiary of Live Nation entered into an employment agreement with Alan Ridgeway under which Mr. Ridgeway continues to serve as Live Nation’s Chief Executive Officer, International Music through December 31, 2010 (subject to a rolling one-year term renewal thereafter). Mr. Ridgeway’s employment agreement provides that, if his employment is terminated by him for “good reason” or by Live Nation without “cause” (each as defined in his employment agreement), provided that, with respect to bullets two, three and four below, Mr. Ridgeway executes a general release of claims, Mr. Ridgeway will be entitled to:

•	accrued compensation and benefits (including a prorated performance bonus for the year of termination);

•

a lump-sum payment of an amount equal to his monthly base salary (currently $49,219 per month) times the greater of twelve months or the number of months remaining from his date of termination through December 31, 2010;

•	forgiveness of any unearned portion of a retention bonus previously paid to Mr. Ridgeway (unearned balance of $602,500 as of October 28, 2009); and

•

accelerated vesting of unvested Live Nation equity awards held by Mr. Ridgeway that have vested at a rate slower than 20% per year (if any), to the extent necessary to cause such awards to be vested as of the date of termination as though such awards had vested at a rate of 20% per year on each anniversary of the applicable grant date through the date of termination.

Executive Vice President, M&A and Strategic Finance. In March 2008, Live Nation entered into an employment agreement with John Hopmans under which Mr. Hopmans continues to serve as Live Nation’s Executive Vice President, M&A and Strategic Finance through April 6, 2011 (subject to a rolling one-year term renewal thereafter). Mr. Hopmans’ employment agreement provides that, in the event of a change in control of Live Nation (including the Merger), all unvested Live Nation equity awards held by Mr. Hopmans will vest in full and all restrictions thereon will lapse. As of October 28, 2009, Mr. Hopmans held options to purchase 200,000 shares of Live Nation common stock.

Mr. Hopmans’ employment agreement further provides that, if his employment is terminated by him for “good reason” or by Live Nation without “cause” (each as defined in his employment agreement), provided that, with respect to bullets two and three below, Mr. Hopmans executes a general release of claims, Mr. Hopmans will be entitled to:

•	accrued compensation and benefits (including a prorated bonus for the year of termination);

•

a lump-sum payment of an amount equal to the sum of (a) his prior year’s performance bonus ($750,000 in respect of 2008) and (b) his then-current monthly base salary (currently $65,625 per month) multiplied by twelve;

•

accelerated vesting of unvested Live Nation equity awards held by Mr. Hopmans that have vested at a rate slower than 20% per year (if any), to the extent necessary to cause such awards to be vested as of the date of termination as though such awards had vested at a rate of 20% per year on each anniversary of the applicable grant date through the date of termination; and

•	expenses associated with relocating Mr. Hopmans back to New York, NY.

Chief Executive Officer, Global Music. In March 2008, Live Nation entered into an employment agreement with Jason Garner, which was amended on April 21, 2009, under which Mr. Garner continues to serve as Chief Executive Officer, Global Music through February 28, 2013, with an annual base salary for 2009 of $850,000 (subject to annual increases of $50,000), and a target bonus of 200% of Mr. Garner’s then-current annual base salary.

In connection with Mr. Garner’s execution of the employment agreement amendment in April 2009, Mr. Garner received a $250,000 signing bonus and a $1 million retention bonus. The retention bonus will be offset against any performance bonuses subsequently earned by Mr. Garner under the employment agreement. Live Nation also agreed to recommend to the Compensation Committee of its board of directors that Mr. Garner be granted stock options covering 400,000 shares of Live Nation common stock with an exercise price equal to the closing price of a share of Live Nation common stock on the date of grant, subject to stockholder approval of an increase in the available shares under the Live Nation 2005 Stock Incentive Plan or the adoption of a new Live Nation equity plan.

Mr. Garner’s employment agreement provides that, if his employment is terminated by him for “good reason” or by Live Nation without “cause” (each as defined in his employment agreement), provided that, with respect to bullets two, three and four below, Mr. Garner executes a general release of claims, Mr. Garner will be entitled to:

•	accrued compensation and benefits (including a prorated performance bonus for the year of termination);

•	a lump-sum cash payment in an amount equal to three times his then-current annual base salary (currently $850,000 per year);

•	forgiveness of any unearned portion of the retention bonus paid to Mr. Garner (unearned balance of $1,000,000 as of October 28, 2009); and

•

accelerated vesting of unvested Live Nation equity awards held by Mr. Garner. As of October 28, 2009, Mr. Garner held 20,000 shares of Live Nation restricted common stock and options to purchase 425,000 shares of Live Nation common stock.

Senior Vice President and Chief Accounting Officer. In December 2007, Live Nation entered into a letter agreement with Brian Capo under which Mr. Capo continues to serve as Live Nation’s Senior Vice President and Chief Accounting Officer through December 17, 2009 (subject to automatic one-year term renewals thereafter, unless either party elects not to renew the term). Mr. Capo’s employment agreement provides that, if his employment is terminated by Live Nation without “cause” (as determined in the reasonable discretion of Live Nation), Mr. Capo is entitled to installment payments in an amount equal to his monthly base salary (currently $20,417 per month) for the lesser of six months or the number of months remaining in the term (or any extension term).

Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger

In considering the recommendations of the Ticketmaster Entertainment board of directors with respect to its approval of the Merger Agreement, Ticketmaster Entertainment stockholders should be aware that Ticketmaster Entertainment’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of Ticketmaster Entertainment stockholders generally.

Board of Directors

Mr. Diller, the Chairman of the Board of Ticketmaster Entertainment, is expected, pursuant to the Merger Agreement, to become Chairman of the Board of the combined company upon the completion of the Merger. Mr. Azoff, the Chief Executive Officer of Ticketmaster Entertainment and a director of Ticketmaster Entertainment, is expected, pursuant to the Merger Agreement, upon the completion of the Merger to become the Executive Chairman of the combined company and, pursuant to Ticketmaster Entertainment’s designation rights under the Merger Agreement, to be appointed to serve on the board of directors of the combined company. Five additional individuals designated by Ticketmaster Entertainment (including up to two individuals designated by Liberty Media) will serve on the initial board of directors of the combined company upon the completion of the Merger, all of whom Ticketmaster Entertainment expects will be selected from among the other members of the Ticketmaster Entertainment board of directors at the time of the Merger.

Executive Officers

Ticketmaster Entertainment is a party to employment agreements with a number of its executive officers and currently maintains a general severance policy applicable in the case of one executive officer, which provide for certain payments and benefits upon specified terminations of employment, as described below.

Irving L. Azoff

General. On October 21, 2009, Mr. Azoff entered into (i) a new employment agreement with Ticketmaster Entertainment, which we refer to as the 2009 Employment Agreement, and (ii) an amended and restated employment agreement with Front Line, which we refer to as the Amended and Restated Azoff Front Line Employment Agreement. To the extent this section describes the consequences of a termination of Mr. Azoff’s employment, it describes the consequences of a termination of employment following the Merger, giving effect to the new arrangements entered into on October 21, 2009.

Amended and Restated Azoff Front Line Employment Agreement. Pursuant to the Amended and Restated Azoff Front Line Employment Agreement, if Mr. Azoff resigns for “Good Reason” (as defined in the 2009 Employment Agreement) or is terminated without “Cause” (as defined in the 2009 Employment Agreement), in addition to receipt of any accrued rights (including any bonus earned, but not paid for the year preceding such termination), subject to Mr. Azoff’s continued compliance with certain non-competition and non-solicitation provisions, he is entitled to receive:

•	continued payment of his base salary ($2,000,000/year) and annual bonus ($2,000,000/year) through the end of the term of the Amended and Restated Azoff Front Line Employment Agreement (June 8, 2014);

•	a lump sum payment equal to the product of $20,000 and the number of years remaining in the term of the Amended and Restated Azoff Front Line Employment Agreement; and

•	continued access to Ticketmaster Entertainment’s health insurance coverage through June 8, 2014; provided that Mr. Azoff will be responsible for payment of all applicable premiums.

Continued payment of base salary and annual bonus is subject to reduction for any amounts earned by Mr. Azoff through other professional activities during the severance period, though Mr. Azoff is not required to seek alternative employment.

October 29, 2008 Stock Option. Pursuant to the letter, dated February 10, 2009, from Ticketmaster Entertainment to Mr. Azoff, upon completion of the Merger, the option to purchase 2,000,000 shares of Ticketmaster Entertainment common stock granted to Mr. Azoff on October 29, 2008 will vest in full. In addition, following the Merger, upon a termination of Mr. Azoff’s employment with Live Nation without “Cause” or a resignation by Mr. Azoff for “Good Reason” (each as defined in the 2009 Employment Agreement), any vested portion of the October 29, 2008 stock option will remain exercisable until the earlier of (i) the expiration of the 10-year term of such stock option and (ii) one year following Mr. Azoff’s termination of employment with Live Nation.

Other Agreements. Under the Restricted Stock Award Agreement, dated as of June 8, 2007, by and between Front Line and Mr. Azoff, the 2009 Employment Agreement and the Amended and Restated Azoff Front Line Employment Agreement, if Mr. Azoff’s employment is terminated without “Cause” (as defined in the 2009 Employment Agreement) or by Mr. Azoff for “Good Reason” (as defined in the 2009 Employment Agreement), then all of Mr. Azoff’s shares of Front Line restricted common stock will vest in full. In addition, pursuant to the Restricted Stock Award Agreement, Mr. Azoff may be entitled to a gross-up on taxes payable upon vesting of his Front Line restricted common stock for the difference between ordinary income and capital gains treatment. As of October 28, 2009, Mr. Azoff held 15,375.96 shares of Front Line restricted common stock.

Under the Nonstatutory Stock Option Award Agreement, made as of June 20, 2006, by and between Front Line and Mr. Azoff, which governs the terms of Mr. Azoff’s Front Line stock options, if Mr. Azoff’s employment is terminated by Front Line without “Cause” or by Mr. Azoff for “Good Reason” (each as defined in the Nonstatutory Stock Option Award Agreement), then the unvested portion of Mr. Azoff’s Front Line stock options will vest in full and become immediately exercisable. As of October 28, 2009, Mr. Azoff held an unvested option to purchase 340.2 shares of Front Line common stock.

2009 Employment Agreement. On October 21, 2009, Mr. Azoff entered into the 2009 Employment Agreement. The 2009 Employment Agreement principally addresses Mr. Azoff’s employment with Live Nation following the Merger.

Live Nation Position and Duties; Live Nation Employment Term. Subject to completion of the Merger, Mr. Azoff will serve as Executive Chairman of Live Nation and Chief Executive Officer of Front Line, reporting to the Live Nation board of directors, and will serve as a member of the Live Nation board of directors. The employment term under the 2009 Employment Agreement will be from the date of the completion of the Merger through June 8, 2014, unless earlier terminated.

Base Salary. Mr. Azoff currently receives a $2,000,000 annual base salary pursuant to a pre-existing employment agreement between Mr. Azoff and Front Line, which is referred to as the Azoff Front Line Employment Agreement, and will continue to receive base salary pursuant to the Amended and Restated Azoff Front Line Employment Agreement following the Merger. Mr. Azoff will receive no additional base salary from Live Nation.

Annual Bonus. Subject to completion of the Merger, Mr. Azoff will have a Live Nation bonus opportunity targeted between $1,000,000 and $2,000,000, payment of which will be subject to satisfaction of pre-established performance criteria. Following the Merger, in the event of a termination of Mr. Azoff’s employment with Live Nation without “Cause,” for “Good Reason” or due to death or “Disability” (each as defined in the 2009 Employment Agreement), Mr. Azoff will be entitled to a full-year Live Nation annual bonus based on actual performance in the year of termination of employment. The Live Nation bonus opportunity is in addition to the annual $2,000,000 guaranteed bonus that Mr. Azoff is entitled to during the term of the Amended and Restated Azoff Front Line Employment Agreement.

Merger Bonus. Upon completion of the Merger, Mr. Azoff is entitled to receive a $2,000,000 cash bonus.

Azoff Restricted Common Stock. On October 29, 2008, the Azoff Family Trust of 1997, dated May 27, 1997, as amended, which we refer to as the Azoff Family Trust, received 1,000,000 shares of Ticketmaster Entertainment restricted common stock, which we refer to as the Azoff Restricted Common Stock. Mr. Azoff is co-trustee of the Azoff Family Trust. Subject to completion of the Merger, upon a termination of Mr. Azoff’s employment with Live Nation without “Cause” or for “Good Reason” or due to death or “Disability” (each as defined in the 2009 Employment Agreement), the Azoff Restricted Common Stock (as converted in the Merger into shares of restricted Live Nation common stock) immediately shall vest.

Subject to completion of the Merger and certain other conditions, on the earlier to occur of October 29, 2013 and the second anniversary of Mr. Azoff’s termination of employment (the earlier of such dates, the Measurement Date), Mr. Azoff may be entitled to a payment from Live Nation in cash and/or shares of Live Nation common stock equal to the positive difference, if any, obtained by subtracting (i) the market value on the Measurement Date of the Azoff Restricted Common Stock (as converted in the Merger into shares of restricted Live Nation common stock) from (ii) $15 million, as adjusted. In addition, Mr. Azoff may be entitled to an additional payment in cash and/or shares of Live Nation common stock to the extent that Mr. Azoff sells any of the shares of Live Nation common stock referred to in the immediately preceding sentence for a price less than the closing price of Live Nation common stock on the Measurement Date.

Live Nation Severance. Following the Merger, if Mr. Azoff’s employment is terminated without “Cause” or for “Good Reason” (each as defined in the 2009 Employment Agreement), subject to Mr. Azoff’s execution of a release, Mr. Azoff will be entitled to payment of a cash lump sum equal to the product obtained by multiplying (i) the “Applicable Multiplier” by (ii) the “Severance Inputs” (each as defined below), with such amount reduced by any severance payable pursuant to the Amended and Restated Azoff Front Line Employment Agreement (see above).

•	“Applicable Multiplier” means the greater of (i) three and (ii) the number of years (including partial years) remaining in the employment term under the 2009 Employment Agreement.

•

“Severance Inputs” means the sum of (i) $2 million and (ii) two times the amount of the annual bonus that Mr. Azoff receives (or is entitled to receive) from Live Nation with respect to the year prior to the year in which the termination of employment occurs (or $1.5 million if such termination occurs during 2010).

Ticketmaster Entertainment Note. On October 29, 2008, the Azoff Family Trust received 1,750,000 shares of restricted Ticketmaster Entertainment Series A preferred stock (with a face value of $35 million, accruing dividends at 3% per year), which we refer to as the Azoff Restricted Preferred Stock. Subject to the occurrence of the Merger, prior to the Merger, Ticketmaster Entertainment will redeem any outstanding shares of the Azoff Restricted Preferred Stock, including accrued dividends, in exchange for a note of equivalent value that vests and pays in equal monthly installments on the first day of each month beginning on January 1, 2010 through and until October 1, 2013. Following the Merger, in the event of a termination of Mr. Azoff’s employment with Live Nation without “Cause” or for “Good Reason” or due to death or “Disability” (each as defined in the 2009 Employment Agreement), the note immediately will vest and the balance of the note immediately will be paid in a cash lump sum. Upon any other termination of Mr. Azoff’s employment, the Azoff Family Trust will forfeit the balance of the note.

May 6, 2009 Ticketmaster Entertainment Equity Awards. On May 6, 2009, Ticketmaster Entertainment granted to Mr. Azoff the following equity awards (which we refer to collectively as the May 6, 2009 Ticketmaster Entertainment equity awards), in each case, subject to and conditioned upon Ticketmaster Entertainment obtaining stockholder approval of increases in the individual and aggregate share limits under the Ticketmaster Entertainment Amended and Restated 2008 Stock and Annual Incentive Plan (which we refer to as the Ticketmaster Entertainment Plan) sufficient to cover such grants:

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Option to purchase 1,445,088 shares of Ticketmaster Entertainment common stock, with a per share exercise price equal to $7.55, vesting in equal annual installments on October 29, 2009 (or, if later, upon stockholder approval of a share increase under the Ticketmaster Entertainment Plan), 2010, 2011 and 2012. We refer to this stock option as the May 6, 2009 Stock Option.

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200,000 Ticketmaster Entertainment restricted stock units, vesting in equal tranches of 25% upon the first four anniversaries of the date of grant. We refer to these restricted stock units as the Additional RSUs.

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252,890 Ticketmaster Entertainment restricted stock units, vesting in equal tranches of 25% upon the later of (i) the first, second, third and fourth anniversary of the Merger, and (ii) the date, which we refer to as the Milestone Date, that the average closing trading price for Live Nation common stock over any consecutive 12-month period following the Merger exceeds the product of $14.45 and the Exchange Ratio (as defined in the Merger Agreement). We refer to these restricted stock units as the Stock Growth RSUs.

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144,509 Ticketmaster Entertainment restricted stock units, vesting in equal tranches of 25% upon the first four anniversaries of the Merger. We refer to these restricted stock units as the Merger Milestone RSUs.

In addition to the vesting requirements described above, the vesting of the Additional RSUs and the Merger Milestone RSUs was subject to the satisfaction of one of three performance goals established by the Compensation and Human Resources Committee of the Ticketmaster Entertainment board of directors on May 6, 2009. This vesting condition has been met, subject to certification by the Compensation and Human Resources Committee of the Ticketmaster Entertainment board of directors.

Mr. Azoff will retain the May 6, 2009 Stock Option and the Additional RSUs, subject to satisfaction of applicable vesting conditions, whether or not the Merger occurs. Mr. Azoff will forfeit the Stock Growth RSUs and the Merger Milestone RSUs if the Merger does not occur.

Following the Merger, in the event of a termination of Mr. Azoff’s employment with Live Nation without “Cause” or for “Good Reason” (each as defined in the 2009 Employment Agreement):

•	the May 6, 2009 Stock Option, the Additional RSUs and the Merger Milestone RSUs immediately will vest in full;

•	the May 6, 2009 Stock Option will remain exercisable for an extended period of time following Mr. Azoff’s termination of employment; and

•

the Stock Growth RSUs will remain eligible to vest based on the occurrence of the Milestone Date, but otherwise without regard to the passage of time, for a period of time following Mr. Azoff’s termination of employment.

Upon a change of control of Live Nation (other than the Merger) occurring after the Merger, each of the May 6, 2009 Stock Option, the Additional RSUs, the Stock Growth RSUs and the Merger Milestone RSUs immediately will vest, subject to Mr. Azoff’s continued employment through the change of control date.

There currently is not a sufficient number of shares of Ticketmaster Entertainment common stock available for the May 6, 2009 Ticketmaster Entertainment equity awards described above. If Ticketmaster Entertainment stockholders do not approve the Ticketmaster Entertainment incentive plan proposal (as described in further detail in the section entitled “Ticketmaster Entertainment Proposals—Ticketmaster Entertainment Proposal 4: Approval of the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan”), Mr. Azoff will forfeit all of the May 6, 2009 Ticketmaster Entertainment equity awards. In no event will any of the May 6, 2009 Ticketmaster Entertainment equity awards described above vest unless and until Ticketmaster Entertainment obtains stockholder approval of a share increase under the Ticketmaster Entertainment Plan.

Front Line Put Rights. Subject to the completion of the Merger, on October 29, 2014, the Azoff Family Trust will have the right to require Live Nation to purchase 100% of the Azoff Family Trust’s Front Line common stock. In addition, subject to the completion of the Merger, in the event of a termination of Mr. Azoff’s employment with Live Nation without “Cause” or for “Good Reason” (each as defined in the 2009 Employment Agreement), the Azoff Family Trust will have the right to require Live Nation to purchase:

•	up to 50% of the Azoff Family Trust’s Front Line common stock following the date of termination of Mr. Azoff’s employment; and

•	up to 100% of the Azoff Family Trust’s Front Line common stock on the second anniversary of the date of termination of Mr. Azoff’s employment.

The shares of Front Line common stock subject to the put rights described above will be valued as of the date of exercise of the applicable put right. Live Nation has the right to satisfy its obligations with respect to the foregoing put rights in cash and/or shares of Live Nation common stock.

Eric Korman. Mr. Korman and Ticketmaster Entertainment previously were party to a three-year employment agreement that expired in accordance with its terms on April 10, 2009, as a result of which Mr. Korman served, through July 27, 2009, as an employee-at-will, receiving an annualized base salary of $350,000 and with eligibility to receive discretionary annual bonuses. On July 27, 2009, Ticketmaster Entertainment entered into a new employment agreement with Mr. Korman, pursuant to which Mr. Korman serves as Executive Vice President of Ticketmaster Entertainment and President of Ticketmaster. The new employment agreement provides for a three-year term, an annual base salary in the amount of $750,000, together with a retroactive salary increase in the amount of $220,962 and a discretionary annual bonus with a target amount of 100% of Mr. Korman’s base salary.

Under the terms of the new employment agreement, if Ticketmaster Entertainment terminates Mr. Korman’s employment for any reason other than for “Cause” (as defined in the new employment agreement), death or disability, or if Mr. Korman resigns for “Good Reason” (as defined in the new employment agreement), Ticketmaster Entertainment will pay Mr. Korman his then-current base salary for a period of eighteen months following the termination plus a pro-rated portion of his annual bonus for the year in which the termination occurs, based on actual performance for such year, plus any compensation previously earned but deferred by Mr. Korman. In addition, under the new employment agreement, if Mr. Korman’s employment is terminated under the foregoing circumstances, the option to acquire 300,000 shares of Ticketmaster Entertainment common stock granted to Mr. Korman in April 2009 will vest immediately and will remain exercisable until the earlier of (i) the eighteen-month anniversary of the termination and (ii) April 29, 2019. Under the new employment agreement, if Mr. Korman obtains other employment during the severance period, the amount of any severance payments to be made to Mr. Korman after the date such employment is secured will be offset by the amount of compensation earned by Mr. Korman from such employment through the end of the severance period. Mr. Korman’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to confidentiality, non-solicitation and proprietary rights.

Brian Regan. Effective in June 2008, Ticketmaster L.L.C. entered into an employment agreement with Brian Regan, under which Mr. Regan continues to serve as Executive Vice President and Chief Financial Officer

of Ticketmaster Entertainment through June 9, 2011, receiving an annualized base salary for 2009 of $375,000 and with eligibility for the remainder of the term to receive discretionary annual bonuses. Mr. Regan’s employment agreement provides that if Ticketmaster L.L.C. terminates Mr. Regan’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability, Ticketmaster Entertainment will pay Mr. Regan his base salary through the end of the term of his employment agreement over the course of the then remaining term of the agreement, plus any compensation previously earned but deferred by Mr. Regan. Mr. Regan is required to use reasonable best efforts to seek other employment and to take other reasonable actions to mitigate the amounts payable to him under his employment agreement. If Mr. Regan obtains other employment during the severance period, the payments and benefits described above will be offset by the amount earned by him from another employer. Mr. Regan’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to confidentiality, non-solicitation and proprietary rights. Pursuant to an amendment to Mr. Regan’s employment agreement entered into on July 30, 2009, Mr. Regan’s base salary increased from $375,000 per year to $500,000 per year, and Mr. Regan received a one-time signing bonus of $100,000.

Chris Riley. Effective in January 2005, Ticketmaster L.L.C. entered into an employment agreement with Chris Riley, which was amended as of January 4, 2008, under which Mr. Riley served as Senior Vice President and Acting General Counsel of Ticketmaster Entertainment through August 17, 2009, receiving an annualized base salary of $265,000 and with eligibility to receive discretionary annual bonuses. On August 17, 2009, Ticketmaster L.L.C. and Mr. Riley entered into an amendment to Mr. Riley’s employment agreement pursuant to which:

•	Mr. Riley became General Counsel, Secretary and Senior Vice President of Ticketmaster Entertainment;

•	the term of the agreement was extended until August 17, 2012 (from January 10, 2010);

•

Mr. Riley’s annual base salary was increased, effective as of October 28, 2008 (the date on which Mr. Riley assumed the role of Acting General Counsel), to $325,000 per year, and, effective as of August 17, 2009, to $400,000 per year; and

•	Mr. Riley received a one-time signing bonus of $100,000.

Mr. Riley’s employment agreement provides that if Ticketmaster Entertainment terminates Mr. Riley’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability or if Mr. Riley resigns for “Good Reason” (as defined in his employment agreement), Ticketmaster Entertainment will pay Mr. Riley his then-current base salary through the earlier of the first anniversary of his termination or the end of the term of his employment agreement over the course of such period, plus any compensation previously earned but deferred by Mr. Riley, except that, if such termination occurs more than twelve months prior to the end of the employment term, Mr. Riley may instead elect to receive a lump-sum payment of $200,000 in lieu of such continuation payments. Under his employment agreement, if Mr. Riley does not elect a lump-sum payment, (i) Mr. Riley is required to use reasonable best efforts to seek other employment and to take other reasonable actions to mitigate the amounts payable to him under his employment agreement and (ii) if Mr. Riley obtains other employment during the severance period, the payments and benefits described above will be offset by the amount earned by him from another employer. Mr. Riley’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to confidentiality, non-solicitation and proprietary rights.

Indemnification and Insurance

Live Nation agreed in the Merger Agreement to assume all rights to indemnification, advancement of expenses and exculpation from liabilities and acts or omissions occurring at or prior to the completion of the

Merger existing when the parties executed the Merger Agreement in favor of the current or former directors, officers, employees and agents of Ticketmaster Entertainment and its subsidiaries. Live Nation also agreed to use its reasonable best efforts to cause such directors and officers to be insured with respect to acts or omissions occurring at or prior to the completion of the Merger for a period of six years. If, following the completion of the Merger, Live Nation or any of its successors or assigns consolidates or merges into any other third party and is not the continuing or surviving corporation of such consolidation or merger, or transfers all or substantially all of its properties or assets to any third party, then Live Nation is required to cause the continuing or surviving corporation or transferee of assets to assume all of the applicable obligations described above.

Consents and Amendments Under Ticketmaster Entertainment Credit Facility

On May 12, 2009, Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility. The following discussion summarizes material provisions of the amendment to the Ticketmaster Entertainment credit facility, a copy of which is included as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the amendment to the Ticketmaster Entertainment credit facility and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the amendment to the Ticketmaster Entertainment credit facility.

The amendment effects certain changes to the Ticketmaster Entertainment credit facility, which would become effective only upon Ticketmaster Entertainment notifying the administrative agent under the Ticketmaster Entertainment credit facility that the Merger will be completed pursuant to the terms of the Merger Agreement within one business day and the payment to each lender that has consented to the amendment of a consent fee equal to 0.50% of the sum of the principal amount of the term loans outstanding to such lender as of May 12, 2009 and the full amount of such lender’s revolving commitment as of May 12, 2009. The amendment, once these conditions are satisfied, would, among other things, permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger, increase the interest spreads under each of the Term Loan A, Term Loan B and revolving credit facility by 1.25%, institute a LIBOR floor of 2.50% for the Ticketmaster Entertainment credit facility (for a description of interest rates payable under the Ticketmaster Entertainment credit facility following the effectiveness of the amendment, see “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to Unaudited Pro Forma Condensed Combined Financial Statements—Note 2: Pro Forma Adjustments—footnote (u)” beginning on page 332), condition each borrowing under the revolving credit facility and certain other debt incurrences on Ticketmaster Entertainment having a pro forma consolidated total leverage ratio of no more than 3.50 to 1.00, create restrictions on Ticketmaster Entertainment and its subsidiaries transferring assets to Live Nation or Live Nation’s other subsidiaries in certain circumstances and would effect certain other changes to facilitate the integration of Ticketmaster Entertainment and its subsidiaries with Live Nation and its subsidiaries following consummation of the Merger.

Under the amendment to the Ticketmaster Entertainment credit facility, if the Merger has not been consummated by February 10, 2010, or, if such date is extended by either Live Nation or Ticketmaster Entertainment as permitted under the terms of the Merger Agreement, by May 10, 2010, such date, as it may be extended, being referred to as the end date (see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 129), Ticketmaster Entertainment would be required to pay half of the consent fees described in the immediately preceding paragraph and agree to an immediate increase in the interest spreads under the Ticketmaster Entertainment credit agreement of 0.625% in order for the changes to the Ticketmaster Entertainment credit facility to become effective in connection with the subsequent Merger. Thereafter, if the Merger has not been consummated within three months after the end date, Ticketmaster Entertainment would be required to pay the balance of the consent fees described above and agree to an immediate increase in the interest spreads under the Ticketmaster Entertainment credit facility of the remaining 0.625% (for a total of 1.25%), in order for the changes to the Ticketmaster Entertainment credit facility to become effective in connection with the subsequent Merger.

Accounting Treatment

Each of Live Nation and Ticketmaster Entertainment prepares its financial statements in accordance with GAAP. While both Live Nation and Ticketmaster Entertainment view the transaction as a merger of equals, the Merger will be accounted for by applying the acquisition method, which requires the determination of the “acquirer” for accounting purposes, the acquisition date, the fair value of assets, liabilities and noncontrolling interests of the “acquiree” for accounting purposes and the measurement of goodwill. SFAS 141(R) provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights in the combined entity after the business combination, the composition of the governing body and senior management of the combined company, the relative size of each company and the terms of the exchange of equity interests in the business combination, including payment of any premium. Live Nation and Ticketmaster Entertainment analyzed each of these factors in determining which entity is the deemed “acquirer” for accounting purposes. The summary of each of the criteria and the companies’ analysis of each factor is below:

Issuance of Equity Shares and Relative Voting Rights	Live Nation is issuing its equity in the transaction and is therefore the legal acquirer. However, the holders of Ticketmaster Entertainment common stock are entitled to receive shares of Live Nation common stock that represent 50.01% of the equity interests of the combined company. Although the Ticketmaster Entertainment stockholders will hold slightly more than half of the equity interests of the combined company, each of Live Nation and Ticketmaster Entertainment will have the right to designate seven individuals to serve on the board of directors of the combined company. Therefore, the companies do not believe that the relative voting rights provide influence in favor of either company being deemed the acquirer for accounting purposes.

Significant Minority Interest Holders	Based on current, publicly disclosed share ownership, after the Merger there will be no individual stockholder with more than 15% ownership of the combined company. Certain accounting literature considers an investment of 20% or more as presumptive evidence of an investor’s ability to exercise significant influence, while an investment below 20% is viewed as presumptive evidence that the investor does not have such ability. Therefore, the companies do not believe that the ownership of the minority interest holders provides influence in favor of either company being deemed the acquirer for accounting purposes.

Composition of Governing Body	Upon completion of the Merger, each company will have designated seven individuals to serve on a 14-member board of directors. The committees of the board of directors will be split evenly, consisting of two directors nominated by each company. The chairman of the Ticketmaster Entertainment board of directors at the time of the Merger, who is expected to be the current chairman of the board of Ticketmaster Entertainment, will initially serve as chairman of the board of directors of the combined company. All matters to be voted on by the board of directors of the combined company will require a simple majority vote and there will be no supermajority voting. There will be no tie-breaking power given to any member of the board so in the case of a tie, the issue will not pass. The companies do not believe that the composition of the governing body provides influence in favor of either company being deemed the acquirer for accounting purposes.

Liberty Media, currently Ticketmaster Entertainment’s largest stockholder, will be permitted to nominate up to two of Ticketmaster Entertainment’s initial seven board seats under provisions of the Liberty Stockholder Agreement. Although Liberty Media is expected to have board seats for a period of time, the companies do not believe that this is a factor that provides additional influence in favor of either company being deemed the acquirer for accounting purposes because Liberty Media’s board seats are a part of, not in addition to, the total number of board seats initially designated by Ticketmaster Entertainment.

Composition of Senior Management	The Chief Executive Officer of the combined company (who initially will be the Chief Executive Officer of Live Nation at the time of the Merger) will be responsible for the management of the ticketing and live events promotions businesses. The Executive Chairman of the combined company (who initially will be the Chief Executive Officer of Ticketmaster Entertainment at the time of the Merger) will be responsible for the management of the artist services business. The Chief Executive Officer and the Executive Chairman will share responsibility for business development and strategic decisions. Since the operating divisions directly under the supervision of the Chief Executive Officer will be the two largest operating divisions of the combined company and since the Chief Executive Officer will also have direct supervisory authority with respect to the senior corporate officers of the combined company, the companies believe that this factor favors Live Nation being deemed the acquirer for accounting purposes.

Terms of the Exchange of Equity Interests	The Merger Agreement provides for an exchange ratio of 1.384, which is subject to adjustment based on outstanding voting securities immediately prior to the closing of the Merger (as of October 28, 2009, the most recent practicable date before the printing of this joint proxy statement/prospectus, this exchange ratio would have been 1.474 if the Merger had closed on that date). Based on the closing prices of Live Nation common stock on the NYSE and Ticketmaster Entertainment common stock on NASDAQ on February 3, 2009 (the last trading day before various news outlets began reporting on a possible transaction involving the companies), the implied value of the exchange ratio reflects a premium being paid by Live Nation in this transaction. Because Live Nation is paying an exchange ratio premium in the transaction, the companies believe that this factor favors Live Nation being deemed the acquirer for accounting purposes.

Relative Size	Based on the 2008 results of the two companies, Live Nation’s revenue, total asset balance and net assets are larger than those of Ticketmaster Entertainment. Based on this analysis, the companies believe that this factor favors Live Nation being deemed the acquirer for accounting purposes.

Initiator of the Transaction	There was no clear initiator of the transaction, so the companies do not believe this provides influence in favor of either company being deemed the acquirer for accounting purposes.

Based on Live Nation’s and Ticketmaster Entertainment’s analyses of the factors enumerated in SFAS 141(R) as applied to the Merger, while Live Nation and Ticketmaster Entertainment view this transaction as a merger of equals, Live Nation is the deemed “accounting acquirer” of Ticketmaster Entertainment for accounting purposes based on the factors enumerated above. This means that Live Nation will record the purchase price based on the fair value of Ticketmaster Entertainment’s assets, liabilities and noncontrolling interests at the acquisition date, with any excess purchase price being recorded as goodwill.

Regulatory Approvals Required for the Merger

United States Antitrust Laws

Under the HSR Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the Merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice, or the Antitrust Division, and the specified waiting period has been terminated or has expired. Live Nation and Ticketmaster Entertainment each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on February 17, 2009. On March 19, 2009, Live Nation and Ticketmaster Entertainment received from the Antitrust Division a request for additional information and material relating to the Merger under the HSR Act, which is generally referred to as a Second Request. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 30 days after Live Nation and Ticketmaster Entertainment have substantially complied with the Second Request, unless that period is extended voluntarily by the parties or terminated earlier by the Antitrust Division. Live Nation and Ticketmaster Entertainment have responded to the Second Request and continue to cooperate with the Antitrust Division’s review of the Merger, including discussing potential solutions to issues that the Antitrust Division raises regarding the Merger.

At any time before or after the completion of the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking divestiture of some or substantial assets of Live Nation or Ticketmaster Entertainment. The Merger also is subject to review under state antitrust laws and could be the subject of challenges by states or private parties under the antitrust laws. A number of States Attorneys General are investigating the Merger in tandem with the Department of Justice.

Foreign Antitrust Laws

In addition to the antitrust regulatory clearances described above, filings with all the consents from other governmental agencies are required prior to the completion of the Merger. Filings have been made with the relevant competition authorities in Canada, the United Kingdom, Norway and Turkey. Before closing of the Merger, if no clearances have been obtained, such governmental authorities could take action under applicable antitrust laws, including prohibiting the completion of the Merger or requiring a divestiture of some or substantial assets of Live Nation or Ticketmaster Entertainment.

In Canada, Live Nation and Ticketmaster Entertainment filed their respective notifications and requests for clearance with the Canadian Competition Bureau on April 7, 2009. On May 8, 2009, the Canadian Competition Bureau issued supplemental information requests to both parties, which obligate Live Nation and Ticketmaster Entertainment to produce documents and provide additional information to the Canadian Competition Bureau before the Merger may be completed. Live Nation and Ticketmaster Entertainment have responded to the supplemental information requests and continue to cooperate with the Canadian Competition Bureau in the course of their investigation of the Merger, including discussing potential solutions to issues that the Competition Bureau raises regarding the Merger. In the United Kingdom, a merger filing was made to the Office of Fair Trading on March 31, 2009. On June 10, 2009, the Office of Fair Trading referred the Merger to the U.K. Competition Commission for further investigation. On October 9, 2009, the U.K. Competition Commission published its provisional findings that the proposed transaction reduces competition in some respects and a notice of proposed remedy (which consists of a range of possible remedies). These provisional findings and proposed remedies are subject to public comment, a closed hearing that was conducted on October 29, 2009 and further deliberation by the Competition Commission. The parties continue to work with the U.K. Competition Commission to narrow the findings and range of any remedy. On November 5, 2009, the U.K. Competition Commission extended the statutory deadline to issue its Final Report with respect to the Merger to January 19, 2010 (although the U.K. Competition Commission may issue its final report any time prior to that date). In Norway, a standardized (simplified) notification filing was made with the Norwegian Competition Authority on April 8, 2009. Subsequently, on June 12, 2009, a complete form notification was filed with the Norwegian Competition Authority at the latter’s request. On July 17, 2009, the Norwegian Competition Authority cleared the Merger without conditions. In Turkey, a merger filing was made with the Turkish Competition Authority on April 3, 2009. The Turkish Competition Authority cleared the Merger without conditions on June 11, 2009.

Restrictions on Sales of Shares of Live Nation Common Stock Received in the Merger

Shares of Live Nation common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, which is referred to as the Securities Act, or the Exchange Act, except for shares of Live Nation common stock issued to any Ticketmaster Entertainment stockholder who may be deemed to be an “affiliate” of Live Nation after the completion of the Merger. This joint proxy statement/ prospectus does not cover resales of Live Nation common stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Appraisal Rights

Under Section 262 of the DGCL, neither the holders of Live Nation common stock nor the holders of Ticketmaster Entertainment common stock or Ticketmaster Entertainment Series A preferred stock have appraisal rights in connection with the Merger.

NYSE Listing of Live Nation Common Stock; Delisting and Deregistration of Ticketmaster Entertainment Common Stock

Live Nation has agreed to use its reasonable best efforts to cause the shares of Live Nation common stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the completion of the Merger. Such approval is a condition to the completion of the Merger. If the Merger is completed, Ticketmaster Entertainment common stock will cease to be listed on NASDAQ or registered under the Exchange Act.

LITIGATION RELATING TO THE MERGER

Ticketmaster Entertainment and each of its directors have been named as defendants in two lawsuits filed in the Court challenging the Merger: McBride v. Ticketmaster Entertainment, Inc., No. BC407677, and Police and Fire Retirement System of the City of Detroit v. Ticketmaster Entertainment, Inc., No. BC408228. These actions were consolidated under the caption In re Ticketmaster Entertainment Shareholder Litigation, Lead Case No. BC407677, by a court order dated March 30, 2009. The plaintiffs filed an amended complaint in the consolidated action on July 2, 2009 and a second amended complaint on September 10, 2009 which superseded the earlier complaints. The second amended consolidated complaint generally alleges that Ticketmaster Entertainment and its directors breached their fiduciary duties by entering into the Merger Agreement without regard to the fairness of the Merger Agreement to the Ticketmaster Entertainment stockholders and by failing to obtain adequate consideration for shares of Ticketmaster Entertainment common stock. The second amended consolidated complaint also alleges that the preliminary joint proxy statement/prospectus of Live Nation and Ticketmaster Entertainment, which is a part of Amendment No. 1 to the Registration Statement of Live Nation that was filed with the SEC on July 1, 2009, contains material omissions and misstatements. Live Nation and Ticketmaster Entertainment’s financial advisor, Allen & Co., are also named as defendants in the consolidated action and are charged with aiding and abetting the Ticketmaster Entertainment directors’ alleged breaches of fiduciary duty. Among other things, the second amended consolidated complaint seeks an injunction barring the completion of the Merger until an adequate proxy statement is filed and Ticketmaster Entertainment and its directors have completed a proper process for selling Ticketmaster Entertainment or evaluating its strategic alternatives, rescission of the Merger Agreement compensatory damages, and attorneys’ fees and expenses. Plaintiffs have filed a motion for leave to file a third amended complaint that is presently pending with the Court. Ticketmaster Entertainment and Live Nation believe the litigation is without merit and intend to defend it vigorously.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Ticketmaster Entertainment common stock. This discussion is based on the Code, applicable U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any state, local or foreign tax consequences of the Merger.

This discussion addresses only Ticketmaster Entertainment stockholders who are U.S. Holders and hold Ticketmaster Entertainment common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a particular Ticketmaster Entertainment stockholder in light of such stockholder’s individual circumstances or to a Ticketmaster Entertainment stockholder who is subject to special treatment under U.S. federal income tax law, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	regulated investment companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect mark-to-market treatment;

•	U.S. expatriates;

•	non-U.S. Holders (as defined below);

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such partnerships;

•	holders that hold Ticketmaster Entertainment common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	U.S. Holders that have a functional currency other than the U.S. dollar;

•	holders liable for the alternative minimum tax; and

•	holders who acquired Ticketmaster Entertainment common stock pursuant to the exercise of employee stock options or otherwise as compensation.

For purposes of this discussion, “U.S. Holder” refers to a beneficial owner of Ticketmaster Entertainment common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or in the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term “non-U.S. Holder” means a beneficial owner of Ticketmaster Entertainment common stock that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ticketmaster Entertainment common stock, the tax treatment of a partner in such entity will generally depend upon the status of the partner and the activities of that partnership. A partner in a partnership holding Ticketmaster Entertainment common stock should consult its tax advisor regarding the tax consequences of the Merger.

Ticketmaster Entertainment stockholders should consult their tax advisors as to the specific tax consequences to them of the Merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Merger that Live Nation receive a written opinion of Latham & Watkins LLP, and that Ticketmaster Entertainment receive a written opinion of Wachtell, Lipton, Rosen & Katz, in each case, dated as of the closing date of the Merger, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Live Nation and Ticketmaster Entertainment to be delivered at the time of closing and on customary assumptions. No ruling has been or will be sought from the IRS regarding the U.S. federal income tax consequences of the Merger and an opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

In addition, in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, Live Nation has received a legal opinion of Latham & Watkins LLP and Ticketmaster Entertainment has received a legal opinion of Wachtell, Lipton, Rosen & Katz, in each case, to the same effect as the opinions described above.

Neither Live Nation nor Ticketmaster Entertainment intends to waive the receipt of an opinion of counsel, dated as of the closing date of the Merger, as a condition to its obligation to complete the Merger, and neither Live Nation nor Ticketmaster Entertainment will waive the receipt of this opinion as a condition to its obligation to complete the Merger without the approval of Live Nation and Ticketmaster Entertainment stockholders.

Accordingly, the material U.S. federal income tax consequences to U.S. Holders of Ticketmaster Entertainment common stock are as follows:

•

a Ticketmaster Entertainment stockholder whose shares of Ticketmaster Entertainment common stock are exchanged in the Merger solely for Live Nation common stock will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of Live Nation common stock (as discussed below);

•

a Ticketmaster Entertainment stockholder’s aggregate tax basis in shares of Live Nation common stock received in the Merger (including any fractional shares deemed received and exchanged for cash) will equal the aggregate tax basis in the shares of Ticketmaster Entertainment common stock surrendered in the Merger; and

•

a Ticketmaster Entertainment stockholder’s holding period for shares of Live Nation common stock received in the Merger will include the holding period of the shares of Ticketmaster Entertainment common stock surrendered.

If a Ticketmaster Entertainment stockholder acquired different blocks of Ticketmaster Entertainment common stock at different times or at different prices, such stockholder’s tax basis and holding periods in its Live Nation common stock may be determined with reference to each block of Ticketmaster Entertainment common stock.

Cash in Lieu of Fractional Shares. A holder of Ticketmaster Entertainment common stock who receives cash in lieu of a fractional share of Live Nation common stock generally will be treated as having received such fractional share in the Merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of Live Nation common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period in the Ticketmaster Entertainment common stock exchanged is greater than one year.

Information Reporting and Backup Withholding. Payments of cash in lieu of fractional shares of Live Nation common stock may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such Ticketmaster Entertainment stockholders’ U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the Merger Agreement but does not describe all of the terms of the Merger Agreement and may not contain all of the information about the Merger Agreement that is important to you. The following summary is qualified by reference to the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. You are urged to read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any other factual information about Live Nation or Ticketmaster Entertainment or their respective businesses.

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of a specific date, and may be subject to more recent developments. These representations were made solely for the benefit of the parties to the Merger Agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the Merger Agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in a way that is different than what may be viewed as material by investors. These representations do not survive the completion of the Merger. For the foregoing reasons, one should not rely on the representations, warranties and covenants or any descriptions of those provisions as characterizations of the actual state of facts or condition of Ticketmaster Entertainment or Live Nation or any of their respective subsidiaries or affiliates, but instead should read them only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus.

Terms of the Merger

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act, upon the completion of the Merger, Ticketmaster Entertainment will merge with and into Merger Sub, an indirect, wholly owned subsidiary of Live Nation, with Merger Sub continuing as the surviving entity and as an indirect, wholly owned subsidiary of Live Nation. Upon the completion of the Merger, each share of Ticketmaster Entertainment common stock that is issued and outstanding immediately before the completion of the Merger (other than any shares of Ticketmaster Entertainment common stock held by Live Nation, Ticketmaster Entertainment or Merger Sub which will be cancelled upon the completion of the Merger) will be converted into the right to receive 1.384 shares of Live Nation common stock (which is referred to as the exchange ratio, as it may be adjusted as described in the following sentence). The Merger Agreement provides that the exchange ratio is subject to adjustment to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the completion of the Merger collectively receive 50.01% of the voting power of the equity interests of the combined company. For further discussion regarding how to obtain a more current calculation of the exchange ratio, see “Questions and Answers About the Merger and the Annual Meetings” beginning on page 1.

Live Nation will not issue fractional shares of Live Nation common stock in the Merger. Instead, a Ticketmaster Entertainment stockholder that otherwise would have received a fraction of a share of Live Nation common stock will receive an amount of cash (without interest), which is referred to as the fractional share payment. The fractional share payment will be determined by multiplying the fraction of a share of Live Nation common stock that the Ticketmaster Entertainment stockholder would otherwise receive by the last reported sales price of a share of Live Nation common stock on the NYSE (as reported by The Wall Street Journal), on the last complete trading day before the completion of the Merger.

Exchange of Ticketmaster Entertainment Stock Certificates

Within five business days of the completion of the Merger, if you are a Ticketmaster Entertainment stockholder, Live Nation’s exchange agent will mail you a letter of transmittal and instructions for use in surrendering your Ticketmaster Entertainment stock (including any stock certificates if you hold shares in certificated form) for stock of Live Nation and a fractional share payment in lieu of any fractional shares of Live Nation common stock. When you deliver your Ticketmaster Entertainment stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Ticketmaster Entertainment stock certificates will be cancelled.

Holders of Ticketmaster Entertainment common stock will not receive physical stock certificates for Live Nation common stock. Rather, they will receive statements indicating book-entry ownership of Live Nation common stock (and a fractional share payment instead of any fractional shares of Live Nation common stock that would have been otherwise issuable to them as a result of the Merger).

PLEASE DO NOT SUBMIT YOUR TICKETMASTER ENTERTAINMENT STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

If you own Ticketmaster Entertainment common stock in book entry form or through a broker, bank or other holder of record, you will not need to obtain stock certificates to submit for exchange to the exchange agent. However, you or your broker or other nominee will need to follow the instructions provided by the exchange agent in order to properly surrender your Ticketmaster Entertainment shares.

If you hold Ticketmaster Entertainment stock certificates, you will not be entitled to receive any dividends or other distributions on Live Nation common stock until the Merger is completed and you have surrendered your Ticketmaster Entertainment stock certificates in exchange for Live Nation common stock. If Live Nation effects any dividend or other distribution on the Live Nation common stock with a record date occurring after the time the Merger is completed and a payment date before the date you surrender your Ticketmaster Entertainment stock certificates, you will receive the dividend or distribution, without interest, with respect to the whole shares of Live Nation common stock issued to you after you surrender your Ticketmaster Entertainment stock certificates and the shares of Live Nation common stock are issued in exchange. If Live Nation effects any dividend or other distribution on the Live Nation common stock with a record date after the date on which the Merger is completed and a payment date after the date you surrender your Ticketmaster Entertainment stock certificates, you will receive the dividend or distribution, without interest, on that payment date with respect to the whole shares of Live Nation common stock issued to you.

If your Ticketmaster Entertainment stock certificate has been lost, stolen or destroyed, you may receive shares of Live Nation common stock upon the making of an affidavit of that fact. Live Nation may, in its discretion, require you to deliver an indemnification agreement in a form reasonably acceptable to Live Nation as indemnity against any claim that may be made against Live Nation or the exchange agent with respect to the lost, stolen or destroyed Ticketmaster Entertainment stock certificate. Live Nation will issue stock (or make a fractional share payment) in a name other than the name in which a surrendered Ticketmaster Entertainment stock certificate is registered only if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Treatment of Ticketmaster Entertainment Stock Options and Other Equity Awards

Stock Options

Upon the completion of the Merger, each outstanding option to purchase shares of Ticketmaster Entertainment common stock, whether or not exercisable, will be converted into an option to purchase Live Nation common stock on the same terms and conditions applicable to the corresponding Ticketmaster Entertainment stock option immediately before the completion of the Merger, except that (i) the number of shares of Live Nation common stock subject to each such converted option will be equal to the product, rounded down to the nearest whole number of shares of Live Nation common stock, of (a) the number of shares of

Ticketmaster Entertainment common stock subject to the corresponding Ticketmaster Entertainment stock option and (b) the exchange ratio, and (ii) the per-share exercise price of the converted Ticketmaster Entertainment stock options will equal the per-share exercise price applicable to the corresponding Ticketmaster Entertainment stock option divided by the exchange ratio (rounded up to the nearest whole cent).

Restricted Stock

Upon the completion of the Merger, each outstanding award of Ticketmaster Entertainment restricted stock will be converted, on the same terms and conditions applicable to the corresponding Ticketmaster Entertainment restricted stock immediately before the completion of the Merger, into the number of shares of Live Nation restricted stock equal to the product of (i) the number of shares of Ticketmaster Entertainment common stock subject to such award and (ii) the exchange ratio, in each case rounding up or down to the nearest whole share of Live Nation common stock.

Restricted Stock Units; Director Share Units

Upon the completion of the Merger, each outstanding award of Ticketmaster Entertainment restricted stock units and each outstanding Ticketmaster Entertainment director share unit “account” will be converted, on the same terms and conditions applicable to the corresponding Ticketmaster Entertainment restricted stock unit or Ticketmaster Entertainment director share unit account immediately before the completion of the Merger, into the number of Live Nation restricted stock units equal to, or an account of Live Nation director share units corresponding to a number of shares of Live Nation common stock equal to, the product of (i) the number of shares of Ticketmaster Entertainment common stock subject to such award or held in such account immediately before the completion of the Merger and (ii) the exchange ratio, in each case rounding up or down to the nearest whole share of Live Nation common stock.

Governance Matters upon Completion of the Merger

Board of Directors

Upon the completion of the Merger, the board of directors of the combined company will be made up of 14 members, consisting of (i) seven designees of Ticketmaster Entertainment (including up to two directors designated by Liberty Media as provided in the Liberty Stockholder Agreement), at least three of whom (including at least one Liberty Media designee) will be independent directors and (ii) seven designees of Live Nation, at least five of whom will be independent directors. Unless Ticketmaster Entertainment and Live Nation agree otherwise, Ticketmaster Entertainment’s chairman, currently Mr. Diller, is expected to serve as chairman of the board of directors of the combined company upon the completion of the Merger. In addition, upon the completion of the Merger, each committee of the board of directors of the combined company will consist of four directors, two of whom will be designated by the Live Nation directors and two of whom will be designated by the Ticketmaster Entertainment directors, provided that one of the two Ticketmaster Entertainment directors on each of the Audit Committee and the Compensation Committee will be a Liberty director, subject to such director meeting applicable independence and other requirements for such service.

Executive Officers

Upon the completion of the Merger, Live Nation’s Chief Executive Officer, currently Mr. Rapino, is expected to serve as the President and Chief Executive Officer of the combined company, and the Chief Executive Officer of Ticketmaster Entertainment, currently Mr. Azoff, is expected to serve as the Executive Chairman of the combined company.

Completion of the Merger

Unless Live Nation and Ticketmaster Entertainment agree otherwise, the parties are required to complete the Merger no later than the fifth business day after satisfaction or waiver of all the conditions described under “—Conditions to Completion of the Merger” below. The Merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware.

Conditions to Completion of the Merger

The obligations of Live Nation and Ticketmaster Entertainment to complete the Merger are each subject to the satisfaction of the following conditions:

•

adoption of the Merger Agreement by a majority of the aggregate voting power of the outstanding shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class;

•

approval of the issuance of shares of Live Nation common stock in the Merger by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Live Nation common stock present or represented and entitled to vote at the Live Nation stockholder meeting, with a majority of the outstanding shares of Live Nation common stock entitled to vote actually voting on the proposal;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the Merger under the HSR Act;

•

receipt of all consents required to be obtained from any governmental entity or under any foreign antitrust, competition, investment, trade regulation or similar law, except for those the failure of which to obtain would not reasonably be expected to (i) have a material adverse effect on the combined company or (ii) provide a reasonable basis to conclude that Live Nation, Ticketmaster Entertainment or Merger Sub (or any of their respective affiliates, directors or officers) would be subject to the risk of criminal liability;

•

other than with respect to foreign antitrust matters (which are covered under the preceding bullet), absence of any law or temporary, preliminary or permanent judgment or other legal restraint or prohibition by a court or other governmental entity (or pending governmental action or proceeding that would reasonably be expected to lead to such a restraint or prohibition) that makes illegal or prohibits the completion of the Merger or would reasonably be expected to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by Live Nation, Ticketmaster Entertainment or any of their respective subsidiaries of any portion of the business, properties or assets of Live Nation, Ticketmaster Entertainment or any of their respective subsidiaries; (ii) Live Nation, Ticketmaster Entertainment or any of their respective subsidiaries, as a result of the Merger, being compelled to dispose of or hold separate any portion of the business, properties or assets of Live Nation, Ticketmaster Entertainment or any of their respective subsidiaries; (iii) any prohibition or limitation on the ability of Live Nation to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of any Ticketmaster Entertainment subsidiary or (iv) any prohibition or limitation on the ability of Live Nation to effectively control the business or operations of Ticketmaster Entertainment and its subsidiaries, which in each case would reasonably be expected to result in a material adverse effect on the combined company;

•	effectiveness of this joint proxy statement/prospectus and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose;

•	authorization of the listing of the shares of Live Nation common stock to be issued in the Merger on the NYSE, subject to official notice of issuance;

•

receipt of all consents of lenders party to the Ticketmaster Entertainment credit facility necessary to allow the facility to remain in effect after the completion of the Merger with no default or event of default under the facility resulting from the Merger (on May 12, 2009, Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility, which, subject to certain conditions, will become effective at the completion of the Merger and, among other things, will permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117); and

•

receipt by Ticketmaster Entertainment of an “unqualified tax opinion” (within the meaning of the tax sharing agreement by and among IAC, Ticketmaster Entertainment and certain other parties) with respect to the transactions contemplated by the Merger Agreement, dated as of the closing date of the Merger, and IAC’s written acknowledgement that such opinion is in form and substance satisfactory to IAC.

In addition, each of Live Nation’s and Ticketmaster Entertainment’s obligations to complete the Merger is subject to the satisfaction of the following conditions:

•

the truth and correctness when made and as of the completion of the Merger of the representations and warranties of the other party (other than those representations and warranties that were made only as of a specified date, which need only be true and correct in all material respects as of the specified date) relating to (i) organization, standing and corporate power; (ii) capital structure and (iii) brokers’ fees and expenses;

•

the truth and correctness (without giving effect to any materiality qualifications) when made and as of the completion of the Merger of the representations and warranties of the other party (other than those representations and warranties that were made only as of a specified date, which need only be true and correct as of the specified date), other than those representations and warranties described in the prior bullet, provided that these representations and warranties will be deemed to be true unless the individual or aggregate impact of the failure to be so true and correct has had or would reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•	the prior performance by the other party, in all material respects, of all of its material obligations under the Merger Agreement;

•	receipt of a certificate executed by an executive officer of the other party as to the satisfaction of the conditions described in the preceding three bullets;

•	the absence of any event or development that has had or would reasonably be excepted to have, individually or in the aggregate, a material adverse effect on the other party; and

•

receipt of a legal opinion of that party’s counsel, dated as of the closing date of the Merger, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

The Merger Agreement provides that any or all of these conditions may be waived, in whole or in part, by Live Nation or Ticketmaster Entertainment, to the extent legally allowed; provided that neither party may waive the tax opinion condition described in the last bullet above following the approval of the Merger by such party’s stockholders, unless further stockholder approval is obtained with appropriate disclosure. Neither Ticketmaster Entertainment nor Live Nation currently expects to waive any material condition to the completion of the Merger.

Representations and Warranties

Each of Live Nation and Ticketmaster Entertainment has made representations and warranties regarding, among other things:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries and permits and other approvals necessary to operate the business as presently constituted;

•	capital structure;

•

corporate authority to enter into and perform the Merger Agreement, enforceability of the Merger Agreement, approval of the Merger Agreement by each party’s board of directors and voting requirements to complete the Merger and the other transactions contemplated by the Merger Agreement;

•	absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC filings since January 1, 2008, including financial statements contained in the filings, internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	accuracy of the information supplied for inclusion in, and compliance with applicable securities laws by, this joint proxy statement/prospectus;

•

conduct of the business and absence of certain changes since January 1, 2008 through the date of the Merger Agreement, except as contemplated by the Merger Agreement, including that there has been no fact, event, change, development or set of circumstances that has had or would reasonably be expected to have a material adverse effect on the party making the representation;

•	the absence of undisclosed material liabilities;

•	tax matters;

•	labor and other employment matters, including benefit plans;

•	the absence of certain litigation;

•	compliance with applicable laws and validity of permits;

•	environmental matters;

•	matters with respect to material contracts;

•	title to properties, the absence of encumbrances and leasehold interests;

•	intellectual property matters;

•	the absence of undisclosed brokers’ fees and expenses;

•	opinion(s) of financial advisors;

•	effectiveness of insurance policies; and

•	no other representations and warranties.

The Merger Agreement contains an additional representation and warranty of Live Nation regarding direct or beneficial ownership of Ticketmaster Entertainment common stock since the date of the Ticketmaster Entertainment spin-off and an additional representation and warranty of Ticketmaster Entertainment regarding the inapplicability of state takeover statutes and certain charter provisions to the Merger.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or reasonably be expected to have a material adverse effect). For purposes of the Merger Agreement, a “material adverse effect” means any fact, circumstance, effect, change, event or development that is materially adverse to the business, properties, financial condition or results of operations of Live Nation or Ticketmaster Entertainment, as the case may be, and its respective subsidiaries, taken as a whole.

Except as discussed in the next paragraph below, in no event may any of the following be taken into account, individually or in the aggregate, when determining whether there has been or would reasonably be expected to be a “material adverse effect”:

•	public announcement or pendency of the Merger or any of the other transactions contemplated by the Merger Agreement;

•	any action, suit or legal proceeding arising from or relating to the Merger or the transactions contemplated by the Merger Agreement;

•

any change or condition generally affecting the industries in which Live Nation or Ticketmaster Entertainment, as applicable, operate to the extent that such change or condition does not disproportionately affect either Live Nation or Ticketmaster Entertainment, as the case may be, relative to others in those industries;

•

general economic, regulatory, legislative, political or capital markets conditions in the United States or any foreign jurisdiction to the extent that such conditions do not disproportionately affect either Live Nation or Ticketmaster Entertainment, as the case may be, relative to others in the industries in which it operates;

•

failure to meet internal or published projections or estimates in respect of revenues, earnings or other financial or operating metrics for any period (underlying cause(s) of any such failure, to the extent not explicitly excluded, may be taken into consideration when determining whether a material adverse effect has occurred);

•

any change in the market price or trading volume of shares of Live Nation common stock or Ticketmaster Entertainment common stock, as the case may be (facts or occurrences giving rise to or contributing to any such change may be taken into consideration when determining whether there has been or will be a material adverse effect);

•

any change in applicable laws or GAAP (or authoritative interpretations of either) to the extent that such change does not disproportionately affect either Live Nation or Ticketmaster Entertainment, as the case may be, relative to others in the industries in which it operates;

•

any geopolitical conditions, outbreak or escalation of hostilities, acts of war, sabotage or terrorism to the extent that such event does not disproportionately affect either Live Nation or Ticketmaster Entertainment, as the case may be, relative to others in the industries in which it operates;

•

any hurricane, tornado, flood, earthquake or other natural disaster to the extent that such event does not disproportionately affect either Live Nation or Ticketmaster Entertainment, as the case may be, relative to others in the industries in which it operates;

•

labor conditions in the United States or any foreign jurisdiction to the extent that such conditions do not disproportionately affect either Live Nation or Ticketmaster Entertainment, as the case may be, relative to others in the industries in which it operates;

•	any action required to be taken pursuant to the Merger Agreement or at the request or consent of the other party; and

•	certain other specified events or actions disclosed in the confidential disclosure schedules to the Merger Agreement.

The Merger Agreement further provides that the exclusions described in the first and second bullets above will be disregarded when determining whether the conditions described above in “—Conditions to Completion of the Merger” have been satisfied and for purposes of the representations and warranties related to consents, approvals, change in control provisions or similar rights of payment, termination, cancellation or acceleration.

Conduct of Business Prior to Closing

Each of Live Nation and Ticketmaster Entertainment has undertaken customary covenants in the Merger Agreement restricting the conduct of its respective businesses between the date of the Merger Agreement and the completion of the Merger. In general, each of Live Nation and Ticketmaster Entertainment has agreed to (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees.

In addition, between the date of the Merger Agreement and the completion of the Merger, each of Live Nation and Ticketmaster Entertainment agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (subject in each case to exceptions specified in the Merger Agreement or set forth in the confidential disclosure schedules to the Merger Agreement):

•

declare, set aside, make or pay any dividend or other distribution in respect of any shares of capital stock, other equity interests or voting securities, subject to certain exceptions including (i) dividends and distributions by a direct or indirect wholly owned subsidiary, (ii) pro rata dividends and distributions by any non-wholly-owned subsidiary to its stockholders or (iii) certain required dividends and distributions;

•

split, combine, subdivide or reclassify any of its capital stock, other equity interest or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities;

•

repurchase, redeem or otherwise acquire any capital stock, voting securities or other of its or its subsidiaries’ equity interests or securities exercisable for, or exchangeable or convertible into, its or its subsidiaries’ equity interests, other than in connection with (i) exercise of stock options; (ii) withholding of shares of common stock to satisfy tax obligations with respect to stock options, stock unit awards, restricted stock or director share units; (iii) forfeiture of stock options, stock unit awards, restricted stock or director share units or (iv) the exchange of rights under the Live Nation stockholder rights plan;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any securities of, or other equity interest in, itself or any of its subsidiaries;

•

amend any provision of its certificate of incorporation or bylaws or equivalent organizational documents of any of its subsidiaries or, with respect to Live Nation, amend, waive, modify or terminate the Live Nation stockholder rights plan, or make or exempt any third party from the definition of “Acquiring Person” under the terms of the Live Nation stockholder rights plan;

•	make any material change in financial accounting principles or practices, other than as required by a change in GAAP;

•

merge or consolidate with, or directly or indirectly acquire, any equity interests in or business of, or enter into any joint venture, or outside the ordinary course of business into any strategic license, alliance, co-promotion or similar agreement with, any third party or acquire other properties or assets (other than supplies and inventory in the ordinary course consistent with past practices) if the aggregate amount of consideration paid or transferred would exceed $20 million;

•

sell, lease, license, mortgage, sell and leaseback or otherwise encumber, or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) that, individually or in the aggregate, have a fair market value in excess of $75 million, other than to secure permitted indebtedness;

•	with limited exceptions, incur or refinance any indebtedness;

•	make or commit to make any capital expenditures in 2009 and 2010 beyond specified limits;

•

enter into or amend any contract if such contract or amendment would reasonably be expected to impair its ability to materially perform its obligations under the Merger Agreement or materially delay the completion of the Merger or the other transactions contemplated by the Merger Agreement;

•

waive, release, settle or compromise any claim, action or proceeding, other than settlements or compromises that involve only monetary payment (i) not exceeding the amounts previously reserved with respect thereto on its balance sheet as of September 30, 2008 or (ii) that do not exceed $15 million in the aggregate;

•

abandon, encumber, convey title, exclusively license or grant any right or other licenses to material intellectual property rights, other than in the ordinary course of business consistent with past practice or enter into licenses or agreements that would impose material restrictions on it or any of its affiliates with respect to intellectual property rights owned by any third party;

•

amend, modify, waive or terminate certain contracts if such action would have an adverse effect that, individually or in the aggregate, is material, or enter into (i) certain contracts other than (a) in the case of Live Nation, any venue management or sponsorship agreement entered into in the ordinary course or (b) in the case of Ticketmaster Entertainment, any ticketing or artist management agreement entered into in the ordinary course; or (ii) solely in the case of Live Nation, any “multiple-rights” artist contracts involving in excess of $50 million in aggregate non-recoupable payments or in excess of $50 million in aggregate recording payments;

•	enter into any new line of business;

•

except as required by change in law or in the ordinary course of business, make, change or revoke any material tax election, file any material amended tax return or settle or compromise any material tax liability or refund, in each case if the if the action could have an adverse effect that, individually or in the aggregate, is material;

•

take, or knowingly fail to take, any action that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	except as required by law or by the terms of any existing U.S. or foreign benefit plan:

¡	increase the compensation or benefits of its Chief Executive Officer;

¡	pay any amounts or increase any amounts payable to its Chief Executive Officer not required by any current plan or agreement (other than base salary increases in the ordinary course of business);

¡

become a party to, establish, amend, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit or other employee benefit plan or agreement or employment agreement with or for the benefit of its Chief Executive Officer;

¡	accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any of its U.S. or foreign benefit plans;

¡	cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any U.S. or foreign benefit plan; or

¡

materially change any actuarial or other assumptions used to calculate funding obligations with respect to any U.S. or foreign benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law; or

•	authorize or enter into any agreement or otherwise make any commitment to do, or participate in negotiations with third parties regarding, any of the foregoing.

No Solicitations

Each of Live Nation and Ticketmaster Entertainment has agreed that it will not, and will cause its controlled affiliates not to, and will use its reasonable best efforts to cause its and their directors, officers, employees, agents and other representatives not to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate an alternative acquisition proposal (as defined below) with respect to it or any inquiry or proposal that may reasonably be expected to lead to such an alternative acquisition proposal;

•

participate in any discussions or negotiations regarding, or furnish any information with respect to, or cooperate in any way with respect to, an alternative acquisition proposal with respect to it or any inquiry or proposal that may reasonably be expected to lead to such an alternative acquisition proposal;

•

enter into any letter of intent, memorandum of understanding agreement or arrangement constituting or related to, or that would reasonably be expected to lead to, an alternative acquisition proposal with respect to it, or cause it to abandon or delay the Merger or otherwise interfere with or be inconsistent with the Merger;

•

take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in its certificate of incorporation or bylaws inapplicable to any alternative transaction; or

•	resolve, propose or agree to do any of the above.

Each of Live Nation and Ticketmaster Entertainment will, and will cause its controlled affiliates to, and will use its reasonable best efforts to cause its and their representatives to, (i) immediately cause to be terminated any existing discussions or negotiations with any third parties conducted as of the date of the Merger Agreement regarding any alternative acquisition proposal with respect to it; (ii) to the extent it has the right to do so under applicable agreements, request the prompt return or destruction of all furnished confidential information regarding an alternative acquisition proposal with respect to it and (iii) take such action as is reasonably necessary to enforce any standstill provisions of any agreement to which it or its subsidiaries is a party or of which it is a beneficiary.

An alternative acquisition proposal with respect to Ticketmaster Entertainment or Live Nation, as the case may be (the subject company), means any proposal or offer (whether or not in writing) by a third party, with respect to any (i) merger, share exchange, other business combination or similar transaction involving the subject company or any of its subsidiaries; (ii) sale, lease, contribution or other disposition, directly or indirectly, of any business or assets of the subject company or its subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the subject company and its subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any third party or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the subject company; (iv) transaction in which any third party shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the common stock of the subject company or (v) any combination of the foregoing (in each case, other than the Merger).

Notwithstanding the restrictions described above, prior to the subject company obtaining its stockholder approval, if Live Nation or Ticketmaster Entertainment receives a bona fide written alternative acquisition proposal from a third party that did not result from or arise out of a breach of the non-solicitation provisions of the Merger Agreement, Live Nation or Ticketmaster Entertainment, as the case may be, may furnish nonpublic information with respect to itself and its subsidiaries to the third party who made the alternative acquisition proposal and its representatives, and may participate in discussions and negotiations regarding the alternative acquisition proposal, if (i) prior to taking such action, it enters into a confidentiality agreement with the third party that made the alternative acquisition proposal that is not less restrictive than the confidentiality agreement between Live Nation and Ticketmaster Entertainment; (ii) concurrently provides any information provided to the third party that made the alternative acquisition proposal to Live Nation or Ticketmaster Entertainment, as the case may be and (iii) its board of directors, after consultation with outside counsel and a financial advisor of nationally recognized reputation, determines in good faith that the alternative acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as described in “—Board Recommendations” below).

The Merger Agreement requires Live Nation and Ticketmaster Entertainment each to provide prompt oral and written notice to the other party (and in no event later than 24 hours) after receipt of any alternative acquisition proposal, or any material modification of the terms and conditions of any alternative acquisition proposal. The required notice must contain the material terms and conditions of the alternative acquisition proposal (including any changes to such material terms and conditions) and the identity of the third party making the alternative acquisition proposal. Live Nation and Ticketmaster Entertainment each must also keep the other party reasonably informed on a current basis of the status of any such alternative acquisition proposal and provide the other party with all correspondence and other written material which describes any terms or conditions and is exchanged between it and the party making the alternative acquisition proposal.

Board Recommendations

Under the Merger Agreement, (i) the Live Nation board of directors has agreed to recommend that Live Nation stockholders vote in favor of the share issuance proposal, which is referred to as the Live Nation board recommendation and (ii) the Ticketmaster Entertainment board of directors has agreed to recommend that Ticketmaster Entertainment stockholders vote in favor of the Merger proposal, which is referred to as the Ticketmaster board recommendation. Subject to the provisions described below, the Merger Agreement provides that neither the Live Nation board of directors nor the Ticketmaster Entertainment board of directors will:

•	withdraw or, in a manner adverse to the other party, modify (or publicly propose to withdraw or modify) the Ticketmaster board recommendation or the Live Nation board recommendation, as applicable; or

•	approve, recommend or declare advisable (or propose publicly to do any of the foregoing) any alternative acquisition proposal.

Each of the foregoing actions is referred to as a recommendation change.

Notwithstanding these restrictions, before Live Nation or Ticketmaster Entertainment, as the case may be, obtains its stockholder approval, the Live Nation board of directors or the Ticketmaster Entertainment board of directors, as the case may be, may make a recommendation change if:

•	following the receipt of an alternative acquisition proposal:

¡	the subject company has not breached the non-solicitation provisions of the Merger Agreement in any material respect;

¡

the subject company determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the alternative acquisition proposal constitutes a superior proposal;

¡	the subject company provides the other party with written notice that its board of directors is considering making a recommendation change at least five business days prior to taking such action;

¡	during the five-business-day notice period, the subject company has considered any amendments to the Merger Agreement proposed by the other party; and

¡

at the end of the five-business-day notice period, the alternative transaction proposal has not been withdrawn and continues to constitute a superior proposal (the Merger Agreement provides that any amendment to the financial terms or any material amendment to any other material term of a superior proposal requires the delivery of a new notice and a new five-business-day notice period);

or

•

in response to a material development or change in circumstances occurring or arising after the date of the Merger Agreement (other than any fact, circumstance, event or development excluded from the definition of material adverse effect as specified above under “—Representations and Warranties”) that was neither known to the applicable board of directors nor reasonably foreseeable as of February 10, 2009:

¡	it determines in good faith, after consultation with outside counsel, that failure to make a recommendation change would result in a breach of its fiduciary duties under applicable law;

¡

Live Nation or Ticketmaster Entertainment, as the case may be, provides the other party with written notice that its board of directors is considering making a recommendation change at least five business days prior to taking such action; and

¡	during the five-business-day notice period, Live Nation or Ticketmaster Entertainment, as the case may be, has considered any amendments to the Merger Agreement proposed by the other party.

Superior proposal means any bona fide written offer made by a third party or group pursuant to which the third party (or, in a parent-to-parent merger involving the third party, the stockholders of the third party) or group would acquire, directly or indirectly, more than 50% of the Live Nation common stock or the Ticketmaster Entertainment common stock, as the case may be, or more than 50% of the assets of Live Nation or Ticketmaster Entertainment, as the case may be, and its respective subsidiaries, taken as a whole, (i) that is on terms which the Live Nation board of directors or the Ticketmaster Entertainment board of directors, as the case may be, determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the holders of shares of Live Nation common stock or Ticketmaster Entertainment common stock, as the case may be, to the Merger, taking into account all the terms and conditions of such proposal (including the timing and likelihood of completion, and any included financing condition or the reliability of any debt or equity funding commitments included in the proposal) and the Merger Agreement (after taking into account any changes proposed by Ticketmaster Entertainment or Live Nation, as the case may be, to the terms of the Merger Agreement) and (ii) that, taking into account all financial, regulatory, legal and other aspects of such proposal, is reasonably likely to be completed without material modification of its terms.

Notwithstanding the restrictions described in this section, the Merger Agreement does not prohibit Live Nation or Ticketmaster Entertainment from (i) taking and disclosing to its respective stockholders a position required by Rule 14e-2(a) under the Exchange Act, (ii) complying with Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (iii) making any other disclosure to its stockholders, if in the good faith judgment of the Live Nation board of directors or the Ticketmaster Entertainment board of directors, as the case may be, after consultation with outside counsel, failure to so disclose would be inconsistent with the board of directors’ obligations under applicable law.

Reasonable Best Efforts to Obtain Required Stockholder Approval

Each of Live Nation and Ticketmaster Entertainment has agreed to, as promptly as practicable after the date of the Merger Agreement, take all action necessary to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the required stockholder approval. The Merger Agreement requires each party to use its reasonable best efforts to obtain such stockholder approval. Each party’s respective obligation to hold a stockholder meeting will not be affected by (i) the commencement, public proposal, public disclosure or communication of any alternative acquisition proposal with respect to it or (ii) any recommendation change by its board of directors.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Live Nation and Ticketmaster Entertainment will each use its reasonable best efforts to take all actions, to do, to assist and cooperate with the other parties in doing, all things necessary, proper and advisable under applicable laws to complete and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to (i) cause the occurrence of all the conditions described above under “—Conditions to Completion of the Merger”; (ii) obtain from governmental authorities all necessary actions or nonactions, waivers, consents and approvals and making all necessary registrations and filings and eliminate any impediments to the Merger asserted by, any governmental authorities (including all filings required by the HSR Act and all notifications and other filings required by any antitrust, competition or similar laws of any foreign jurisdiction); (iii) obtain all necessary consents, approvals or waivers from third parties and (iv) execute or obtain any additional instruments necessary to complete the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

In connection with the foregoing, Live Nation and Ticketmaster Entertainment will cooperate with each other and use their respective reasonable best efforts to jointly negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Live Nation, Ticketmaster Entertainment or any of their respective subsidiaries of any portion of their business, properties or assets, which are collectively referred to as regulatory actions. However, neither Live Nation nor Ticketmaster Entertainment will (i) discuss any regulatory action with any governmental entity outside the presence of the other party (unless such separate discussions are required by law or by the applicable governmental authority), (ii) be required to commit to or effect any regulatory action that is not conditioned on the completion of the Merger or (iii) be required to agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action, that individually or in the aggregate, would reasonably be expected to materially impair the business operations of the combined company absent such regulatory conditions. Live Nation and Ticketmaster Entertainment have also agreed that (a) elimination of projected financial benefits and synergies anticipated to be achieved following the Merger will not be a basis to assert that there may be such a material impairment and (b) a material impairment is an effect on the business operations of the combined company that would reasonably be expected to have a material adverse effect.

Furthermore, each party agreed, if such actions taken by Live Nation and Ticketmaster Entertainment do not result in the closing conditions related to receipt of other approvals and legal consents being satisfied, then each of Live Nation and Ticketmaster Entertainment will jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any such action to prevent or enjoin the completion of the Merger or any of the other transactions contemplated by the Merger Agreement and/or (ii) take such action as necessary to overturn any regulatory action by any governmental entity to block the completion of the Merger or any of the other transactions contemplated by the Merger Agreement, including by defending any suit, action or other judicial or administrative proceeding brought by any governmental entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any judgment, preliminary, temporary or permanent, or other such legal restraint or prohibition resulting from any suit, action or other legal proceeding.

Employee Benefits Matters

The Merger Agreement does not require Live Nation or Ticketmaster Entertainment, or any of their respective subsidiaries, to continue any specific plans or to continue the employment, or make any changes to the terms and conditions of the employment, of any specific person.

Reciprocal Employee No Solicitation/No Hire

The Merger Agreement prohibits, from February 10, 2009 until the completion of the Merger, each of Live Nation and Ticketmaster Entertainment (and any of their respective subsidiaries), without the prior written consent of the other party, from, directly or indirectly, soliciting for hire any director/vice president-level or more senior employee of the other party or its subsidiaries. However, the parties are not prohibited from (i) hiring any such individual who has not been employed by the other party during the preceding six months, (ii) making any general public solicitation not designed to circumvent the restriction on hiring employees of the other party or (iii) hiring any individual who responds to such general public solicitation.

Other Covenants and Agreements

The Merger Agreement contains additional agreements relating to, among other matters:

Access to Information; Confidentiality

Until the completion of the Merger, each of Live Nation and Ticketmaster Entertainment will afford the other party and its representatives reasonable access on reasonable notice to all its respective properties, books, contracts, commitments, personnel and records. Each of Live Nation and Ticketmaster Entertainment will keep confidential any nonpublic information in accordance with the terms of the confidentiality agreement between Live Nation and Ticketmaster Entertainment.

State Takeover Laws

Live Nation, Ticketmaster Entertainment and their respective boards of directors will use their reasonable best efforts to ensure that (i) no state takeover law is or becomes applicable to the Merger Agreement or any of the transactions contemplated thereby and (ii) if any state takeover law becomes applicable to the Merger Agreement or any of the transactions contemplated thereby, the Merger and the other transactions contemplated by the Merger Agreement are completed as promptly as practicable on the terms contemplated by the Merger Agreement.

Indemnification and Insurance

Live Nation will assume all rights to indemnification, advancement of expenses and exculpation from liabilities and acts or omissions occurring at or prior to the completion of the Merger existing when the parties executed the Merger Agreement in favor of the current or former directors, officers, employees and agents of Ticketmaster Entertainment and its subsidiaries. Live Nation also agreed to use its reasonable best efforts to cause such directors and officers to be insured with respect to acts or omissions occurring at or prior to the completion of the Merger for a period of six years. If, following the completion of the Merger, Live Nation or any of its successors or assigns consolidates or merges into any other third party and is not the continuing or surviving corporation of such consolidation or merger, or transfers all or substantially all of its properties or assets to any third party, then Live Nation is required to cause the continuing or surviving corporation or transferee of assets to assume all of the applicable obligations described above.

Certain Tax Matters

Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Live Nation, Merger Sub and Ticketmaster Entertainment will treat, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and will not take any position inconsistent with such treatment. The parties will also cooperate to obtain an “unqualified tax opinion” (within the meaning of the tax sharing agreement by and among IAC, Ticketmaster Entertainment and certain other parties) with respect to the transactions contemplated by the Merger Agreement, dated as of the closing date of the Merger, and IAC’s written acknowledgement that such opinion is in form and substance satisfactory to IAC.

Litigation

Each of Live Nation and Ticketmaster Entertainment will provide the other party the opportunity to participate in the defense or settlement of any litigation against Live Nation or Ticketmaster Entertainment, as the case may be, and/or its directors relating to the Merger or the other transactions contemplated by the Merger Agreement. Furthermore, the Merger Agreement provides that the parties will not settle such litigation without the prior written consent of the other party (which will not be unreasonably withheld, conditioned or delayed).

Section 16 Matters

Each of Live Nation and Ticketmaster Entertainment will, prior to completion of the Merger, take all steps necessary to exempt, under Rule 16b-3 promulgated under the Exchange Act, any dispositions of Ticketmaster Entertainment common stock or acquisitions of Live Nation common stock by Ticketmaster Entertainment officers or directors pursuant to the Merger.

Requisite Lender Consents

Ticketmaster Entertainment agreed to use its reasonable best efforts, subject to certain restrictions, to obtain, on or prior to June 10, 2009, the necessary consents of lenders party to the Ticketmaster Entertainment credit facility necessary to allow the facility to remain in effect after the completion of the Merger, with no default or event of default thereunder resulting from the Merger, with no (i) reduction of the outstanding amounts or lending or other financing commitments or (ii) shortening of any maturity thereunder. In obtaining the lender consents, Ticketmaster Entertainment is only permitted or required to accept terms and conditions that are commercially reasonable in light of the then-current economic environment. (On May 12, 2009 Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility, which, subject to certain conditions, will become effective at the completion of the Merger and, among other things, will permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117.)

Public Announcements

Except in the case of a recommendation change, Live Nation and Ticketmaster Entertainment will consult with the other before issuing any press release or making any other public statement with respect to the transactions contemplated by the Merger Agreement. Either party may, however, issue a press release or make such other public statement without prior consultation to the extent such party reasonably concludes that the press release or other public statement is required by applicable law, court process or by obligations under any listing agreement with any national securities exchange.

Listing

Live Nation agreed to use reasonable best efforts to cause the Live Nation common stock issued or reserved for issuance in connection with the Merger to be authorized for listing on the NYSE prior to the completion of the Merger.

Formation of Merger Sub

Prior to the completion of the Merger, Live Nation will form Merger Sub as a Delaware limited liability company and indirect, wholly owned subsidiary of Live Nation that will be treated as a disregarded entity for federal income tax purposes. Following the formation of Merger Sub, Live Nation will cause (i) Merger Sub’s board of managers to adopt resolutions approving the Merger Agreement, declaring it advisable and recommending that its sole member adopt the Merger Agreement and (ii) Merger Sub to accede to the Merger Agreement.

Live Nation Stockholder Rights Plan

Live Nation agreed to amend the Live Nation stockholder rights plan prior to completing the Merger so as to (i) exempt Liberty Media and certain of its affiliates as well as Ticketmaster Entertainment and its subsidiaries from becoming an “Acquiring Person” under the terms of the Live Nation stockholder rights plan and (ii) ensure that rights issuable under the Live Nation stockholder rights plan do not become exercisable as a result of the Merger and the other transactions contemplated by the Merger Agreement. (Accordingly, on February 25, 2009, Live Nation and The Bank of New York Mellon entered into the First Amendment to Rights Agreement, which is referred to as the Live Nation stockholder rights plan amendment, in satisfaction of Live Nation’s obligations under the Liberty Stockholder Agreement.)

Ticketmaster Entertainment Series A Preferred Stock

Ticketmaster Entertainment will take certain specified actions to ensure that no shares of Ticketmaster Entertainment Series A preferred stock remain outstanding at the time the parties complete the Merger.

Amendment of Liberty Voting Agreement

Any amendment of or waiver by Live Nation under the Liberty Voting Agreement will require the approval of a majority of the directors of Ticketmaster Entertainment other than (i) directors nominated by Liberty Media, (ii) officers or employees of Ticketmaster Entertainment or (iii) directors that were not nominated by the Nominating and Governance Committee and for whose election Liberty Media voted shares.

Expenses

Each of Live Nation and Ticketmaster Entertainment has agreed to pay its own fees and expenses incurred in connection with the Merger and the Merger Agreement, except that each company has agreed to pay 50% of the costs and expenses incurred in connection with, among other specified fees, (i) the filing with the SEC, printing and mailing of the registration statement of which this document forms a part (other than internal costs, attorneys’ fees, accountants’ fees and related expenses), (ii) any filing fees due in connection with the filing of pre-Merger notification and report forms under the HSR Act and any applicable antitrust, competition or similar laws of any foreign jurisdiction and (iii) certain other specified costs set forth in the confidential disclosure schedules to the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the completion of the Merger (except as specified below, including after the required Live Nation stockholder approval or Ticketmaster Entertainment stockholder approval is obtained):

•	by mutual written consent of Live Nation and Ticketmaster Entertainment;

•	by written notice of either Live Nation or Ticketmaster Entertainment:

¡

if the Merger has not been completed on or before 12:01 a.m., Eastern standard time, on February 10, 2010, which date is referred to as the end date; provided, however, each of Live Nation and Ticketmaster Entertainment has the right, in its discretion, to extend the end date to May 10, 2010 if the only condition or conditions to the completion of the Merger that have not been satisfied (other than those conditions that by their nature are to be satisfied at the closing) at the time of such extension are those regarding the HSR Act, receipt of consents or absence of legal restraints described above under “—Conditions to Completion of the Merger”; provided, further, that there can be no more than one extension of the end date unless agreed to by both Live Nation and Ticketmaster Entertainment;

¡

other than with respect to foreign antitrust matters, if a governmental entity issues a final and non-appealable order, decree or ruling or takes any other action (including the failure to have taken an action) having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided that terminating party has complied in all material respects with its obligations described above under “—Agreement to Take Further Action and to Use Reasonable Best Efforts”;

¡

if Live Nation stockholders do not approve the share issuance proposal at a Live Nation stockholder meeting (or at any adjournment or postponement thereof) at which the stockholders vote on such proposal;

¡

if Ticketmaster Entertainment stockholders do not approve the Merger proposal at a Ticketmaster Entertainment stockholder meeting (or at any adjournment or postponement thereof) at which the stockholders vote on such proposal;

¡

if the consents of lenders party to the Ticketmaster Entertainment credit facility necessary to allow the facility to remain in effect after the completion of the Merger with no default or event of default thereunder resulting from the Merger have not been obtained by June 10, 2009 (provided that the terminating party has complied in all material respects with its obligations described above under “—Agreement to Take Further Action and to Use Reasonable Best Efforts” and “—Other Covenants and Agreements—Requisite Lender Consents”) (on May 12, 2009 Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility, which, subject to certain conditions, will become effective at the completion of the Merger and, among other things, will permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117); or

¡

if any circumstance exists or event has occurred which has caused the conditions to the terminating party’s obligations to complete the Merger, other than those regarding the HSR Act, receipt of consents or absence of legal restraints described above under “—Conditions to Completion of the Merger,” to become incapable of satisfaction prior to the end date (provided that the terminating party’s breach of the Merger Agreement has not caused any such condition to be unsatisfied);

•

by Ticketmaster Entertainment or Live Nation, as the case may be, upon a breach of any covenant or agreement, or if any representations or warranties fail to be true and correct, on the part of the other party (including, in the case of Live Nation as the other party, Merger Sub) such that the conditions to Ticketmaster Entertainment’s or Live Nation’s, as the case may be, obligation to complete the Merger would not then be satisfied and such breach is incapable of being cured or is not cured within the earlier of 30 days after written notice of such breach is received by such other party or the end date; provided that Ticketmaster Entertainment or Live Nation, as the case may be, is not then in breach of any representation, warranty, covenant or agreement contained in the Merger Agreement such that the conditions to the other party’s obligation to complete the Merger could not then be satisfied; or

•

prior to obtaining the requisite stockholder approval, by Ticketmaster Entertainment or Live Nation, as the case may be, in the event that the other party’s board of directors effects a recommendation change; provided, that Ticketmaster Entertainment or Live Nation, as the case may be, will not be entitled to terminate the Merger Agreement as provided in this bullet if the other party’s stockholder approval has been obtained.

Effect of Termination; Termination Fees and Expenses

If the Merger Agreement is validly terminated, it will become void without any liability on the part of any party unless the party makes a material misrepresentation or materially breaches any representation, warranty, covenant or agreement contained in the Merger Agreement. The provisions of the Merger Agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between Live Nation and Ticketmaster Entertainment, will continue in effect notwithstanding termination of the Merger Agreement. Upon termination of the Merger Agreement, a party may become obligated to pay to the other party a termination fee.

The Merger Agreement contains a reciprocal termination fee of $15 million, plus reasonable fees and expenses, payable under the circumstances described below:

•

to the terminating party by the other party if the termination is due to, or deemed to be due to, the board of directors of the other party making a recommendation change or the other party failing to substantially comply with its obligations relating to soliciting its requisite stockholder approval;

•

by Live Nation to Ticketmaster Entertainment or Ticketmaster Entertainment to Live Nation, as applicable, in a situation that satisfies each of the following conditions (with such termination fee payable by the party that entered into or completed the alternative acquisition proposal described below):

¡

Live Nation or Ticketmaster Entertainment or their respective stockholders receive an alternative acquisition proposal prior to such party’s stockholder meeting for the purpose of obtaining the required stockholder approval;

¡

thereafter, the Merger Agreement is terminated due to either (i) the occurrence of the end date (only to the extent that the party receiving the alternative acquisition proposal has not held a meeting to obtain the requisite stockholder approval) or (ii) the party receiving the alternative acquisition proposal failing to receive the requisite stockholder approval at a duly convened meeting of its stockholders; and

¡

within 12 months following termination of the Merger Agreement, the party receiving the alternative acquisition proposal enters into or completes an alternative acquisition proposal with respect to at least 40% of such party’s stock or assets;

•

by Live Nation to Ticketmaster Entertainment or Ticketmaster Entertainment to Live Nation, as applicable, in a situation that satisfies each of the following conditions (with such termination fee payable by the party that entered into or completed the alternative acquisition proposal described below):

¡	Live Nation or Ticketmaster Entertainment or their respective stockholders receive an alternative acquisition proposal prior to termination of the Merger Agreement;

¡

thereafter, the Merger Agreement is terminated due to a breach of, or failure of the party receiving the alternative acquisition proposal to perform its covenants, agreements or representations and warranties contained in the Merger Agreement (other than the circumstance in which the party receiving an alternative acquisition proposal fails to substantially comply with its obligations relating to soliciting its requisite stockholder approval); and

¡

within 12 months following termination of the Merger Agreement, the party receiving the alternative acquisition proposal enters into or completes an alternative acquisition proposal with respect to at least 40% of such party’s stock or assets.

In the event that Live Nation or Ticketmaster Entertainment, as applicable, fails to pay the termination fee or reasonable expenses of the terminating party when due, such party will pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action or proceeding taken to collect payment (including the filing of any lawsuit), together with interest on such unpaid amounts at the prime lending rate prevailing at such time (as published by The Wall Street Journal).

Alternative Structures

Each of Live Nation and Ticketmaster Entertainment will reasonably cooperate in the consideration and implementation of alternative structures to effect the business combination contemplated by the Merger Agreement as long as such alternative structure does not (i) impose any material delay on, or condition to, the completion of the Merger; (ii) cause any closing condition not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof) or (iii) adversely affect any of the parties hereto or either the Live Nation stockholders or Ticketmaster Entertainment stockholders.

Amendment, Extension and Waiver

Amendments

The Merger Agreement may be amended by the parties at any time before or after Live Nation or Ticketmaster Entertainment obtains its stockholder approval. However, after any such stockholder approval, there may not be, without further approval of Live Nation stockholders and Ticketmaster Entertainment stockholders, any amendment of the Merger Agreement that changes the amount or form of the consideration to be delivered to the holders of Ticketmaster Entertainment common stock, or any other amendment for which applicable laws otherwise expressly require further stockholder approval.

Extension; Waiver

At any time prior to the completion of the Merger, the parties, by action taken or authorized by their respective boards of directors may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, (iii) waive compliance by the other party with any of the covenants and agreements contained the Merger Agreement or (iv) waive the satisfaction of any conditions contained in the Merger Agreement.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

AGREEMENTS RELATED TO THE MERGER

Liberty Voting Agreement

In connection with the execution of the Merger Agreement, Liberty Holdings and Live Nation entered into the Liberty Voting Agreement. The following discussion summarizes material provisions of the Liberty Voting Agreement, a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Liberty Voting Agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the Liberty Voting Agreement.

Pursuant to the Liberty Voting Agreement, Liberty Holdings has agreed to vote shares of Ticketmaster Entertainment common stock owned by it or its affiliates as of the record date for any Ticketmaster Entertainment stockholder meeting (i) in favor of the Merger proposal and any other reasonably related proposals submitted to Ticketmaster Entertainment stockholders pursuant to the Merger Agreement and the Liberty Voting Agreement, including, without limitation, any proposal for Ticketmaster Entertainment stockholders to approve employee compensation plans or arrangements (which includes the Ticketmaster Entertainment incentive plan proposal) or the acquisition of minority interests of Ticketmaster Entertainment subsidiaries; (ii) in favor of any adjournment of a Ticketmaster Entertainment stockholder meeting, recommended by Ticketmaster Entertainment, held with regards to the Merger Agreement and the Merger; (iii) against any alternative acquisition proposal involving Ticketmaster Entertainment and (iv) against any alternative business combination, reorganization, liquidation or similar transformative transaction involving Ticketmaster Entertainment. Liberty Holdings also has agreed not to dispose of or grant a proxy with respect to any of its shares of Ticketmaster Entertainment common stock except if or to the extent such transfer or action does not constitute a material breach of the Ticketmaster Entertainment Spinco Agreement (as described in the section entitled “Ticketmaster Entertainment Corporate Governance—Certain Relationships and Related Person Transactions—Agreements with Liberty Media—Ticketmaster Entertainment Spinco Agreement” beginning on page 230), provided that in applicable circumstances, such a permitted transferee must agree to be bound by Liberty Holdings’ obligations under the Liberty Voting Agreement. As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, Liberty Holdings, based on its amended Schedule 13D filed on February 25, 2009, was the record and beneficial owner of 16,643,957 shares of Ticketmaster Entertainment common stock, representing approximately 29.0% of the shares of Ticketmaster Entertainment common stock outstanding as of that date.

Liberty Holdings has also agreed to vote any shares of Live Nation common stock held by it or its affiliates on the record date for any Live Nation stockholder meeting (i) in favor of the share issuance proposal; (ii) in favor of any adjournment of the Live Nation stockholder meeting, recommended by Live Nation, held with regards to the share issuance proposal; (iii) against any alternative acquisition proposal involving Live Nation and (iv) against any alternative business combination, reorganization, liquidation or similar transformative transaction involving Live Nation.

Subject to certain exceptions, Liberty Holdings has also agreed not to solicit or participate in any alternative acquisition proposal involving Ticketmaster Entertainment and has waived its right under the Ticketmaster Spinco Entertainment Agreement to make an offer to Ticketmaster Entertainment in competition with Live Nation with respect to the Merger.

The Liberty Voting Agreement will terminate upon the earliest of (i) the completion of the Merger, (ii) the termination of the Merger Agreement, (iii) a Ticketmaster Entertainment stockholder meeting, or any adjournment or postponement thereof, at which the Ticketmaster Entertainment stockholders fail to approve the Merger proposal, (iv) a material breach of the Liberty Voting Agreement by Live Nation, (v) a material breach of the Liberty Stockholder Agreement by Live Nation or Ticketmaster Entertainment or (vi) the parties’ entrance into certain amendments to the Merger Agreement that (a) change the exchange ratio, the form of consideration payable in the Merger or the tax treatment of the Merger in any case in a manner adverse to Ticketmaster Entertainment stockholders, (b) impose supermajority voting requirements on actions taken by the Live Nation board of directors or (c) amend Live Nation’s certificate of incorporation.

In addition, in connection with Liberty Holdings’ entrance into the Liberty Voting Agreement, Ticketmaster Entertainment delivered a letter to Liberty Holdings and Liberty Media (i) consenting to Liberty Holdings’ entrance into and performance under the Liberty Voting Agreement, (ii) consenting to Liberty Media and Liberty Holdings’ entrance into and performance under the Liberty Stockholder Agreement and (iii) agreeing not to enter into any amendment to the Merger Agreement or waive any covenants or conditions thereunder that impose supermajority voting requirements on actions taken by the Live Nation board of directors.

Liberty Stockholder Agreement

In connection with the execution of the Merger Agreement, Liberty Media, Liberty Holdings, Live Nation and Ticketmaster Entertainment entered into the Liberty Stockholder Agreement. The following discussion summarizes material provisions of the Liberty Stockholder Agreement, a copy of which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Liberty Stockholder Agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the Liberty Stockholder Agreement.

Board Representation

Pursuant to the Liberty Stockholder Agreement, following the completion of the Merger, Liberty Media will be entitled to nominate up to two Liberty directors for election to the board of directors of the combined company until the earlier of (i) the date that Liberty Media, Liberty Holdings and certain affiliates of Liberty Media (which are collectively referred to as Liberty) cease to beneficially own 50% of the lesser of (a) the shares of Live Nation common stock issued to Liberty in the Merger and (b) the product of 16,643,957 (the number of shares of Ticketmaster Entertainment common stock beneficially owned by Liberty Holdings as of the date of the Liberty Stockholder Agreement) and the exchange ratio, as it may be adjusted pursuant to the terms of the Merger Agreement, and (ii) the first date after the two-year anniversary of the completion of the Merger on which Liberty Media ceases to own shares of Live Nation equity securities representing at least 5% of the total voting power of all Live Nation equity securities.

The Liberty directors to be appointed to the board of directors of the combined company at the time of the Merger must be reasonably acceptable to the Ticketmaster Entertainment board of directors, with the Liberty Stockholder Agreement providing that all directors serving on the Ticketmaster Entertainment board of directors prior to the completion of the Merger who were designated by Liberty Media are deemed to be reasonably acceptable to Ticketmaster Entertainment. The directors nominated by Liberty Media after the completion of the Merger must be reasonably acceptable to a majority of the board of directors of the combined company who are not Liberty directors. In addition, one Liberty director must at all times qualify as “independent” within the meaning of applicable stock exchange rules.

One Liberty director will be a member of the class of directors whose term will expire at the first annual meeting of the combined company’s stockholders after the completion of the Merger. The other Liberty director will be a member of the class of directors whose term will expire at the third annual meeting of the combined company’s stockholders after the completion of the Merger. Subject to certain limitations, a Liberty director will be appointed to serve on each of the Audit Committee and the Compensation Committee of the board of directors of the combined company, subject to such director meeting applicable independence and other requirements for such service.

In addition, pursuant to the Liberty Stockholder Agreement, Live Nation has agreed that the board of directors of the combined company will be composed of 14 directors at the completion of the Merger and that no member of the Nominating and Governance Committee will be (i) a Liberty director, (ii) an officer or employee of Live Nation or (iii) a director that was not nominated by the Nominating and Governance Committee in his or her initial election to the board of directors of the combined company after the completion of the Merger and for whose election Liberty voted shares.

Acquisition Restrictions

Pursuant to the Liberty Stockholder Agreement, Liberty Media and Liberty Holdings agreed that Liberty will not directly or indirectly acquire (subject to certain exceptions), by means of merger, tender or exchange offer, business combination or otherwise, beneficial ownership of Live Nation equity securities in excess of 35% of the total voting power of all Live Nation equity securities. Such percentage is subject to adjustment, as described below, and is referred to in this joint proxy statement/prospectus as Liberty’s applicable percentage. In the event that Liberty’s beneficial ownership of Live Nation equity securities exceeds Liberty’s applicable percentage, no Live Nation equity securities beneficially owned by Liberty in excess of Liberty’s applicable percentage will be voted on any matter submitted to Live Nation stockholders and Live Nation will not recognize any votes cast by Liberty in excess of Liberty’s applicable percentage.

In connection therewith, Live Nation has agreed (i) to amend the Live Nation stockholder rights plan to permit Liberty and certain of its affiliates to acquire Live Nation equity securities up to Liberty’s applicable percentage (and on February 25, 2009, Live Nation and The Bank of New York Mellon entered into such amendment in satisfaction of such obligation), (ii) upon notice of certain permitted transfers of Live Nation equity securities described below, to amend the Live Nation stockholder rights plan to permit such permitted transferee to acquire Live Nation equity securities up to the applicable percentage in effect with respect to such transferee and (iii) not to take certain actions that would materially adversely affect Liberty’s ability to acquire Live Nation equity securities up to Liberty’s applicable percentage. Live Nation has also agreed to approve each of Liberty, its affiliates and any of their permitted transferees as an “interested stockholder” of Live Nation within the meaning of Section 203 of the DGCL and to exempt such persons’ acquisition of Live Nation equity securities from the restrictions on “business combinations” set forth in Section 203 of the DGCL.

Transfer of Rights Under the Liberty Stockholder Agreement; Adjustment of Liberty’s Applicable Percentage

Under certain circumstances, if a transferee of Liberty’s Live Nation equity securities agrees to be bound by the Liberty Stockholder Agreement, certain rights and obligations under the Liberty Stockholder Agreement may be transferred by Liberty to such transferee.

If Liberty transfers Live Nation equity securities to one of Liberty’s affiliates and such entity thereafter ceases to be a Liberty affiliate as a result of a spin-off transaction, all of the rights and obligations of Liberty under the Liberty Stockholder Agreement will apply to such entity, including the rights to board representation described above. In that event, Liberty’s applicable percentage then in effect will apply to the spun-off Liberty affiliate and thereafter the applicable percentage attributable to Liberty Media will be 5%. If, however, Liberty transfers Live Nation equity securities to one of Liberty’s affiliates and no spin-off transaction occurs, then Liberty Media will retain all of the rights to board representation provided by the Liberty Stockholder Agreement.

If Liberty transfers all of its Live Nation equity securities to a third party who, after such transfer, does not own Live Nation equity securities in excess of Liberty’s applicable percentage, then all of the rights and obligations of Liberty under the Liberty Stockholder Agreement—other than the rights to board representation described above—will apply to such transferee. In that event, Liberty’s applicable percentage prior to such transfer will apply to such third-party transferee and thereafter the applicable percentage attributable to Liberty will be 0%. Live Nation will thereafter have the opportunity to amend the Live Nation stockholder rights plan to remove Liberty’s ability to acquire Live Nation common stock in excess of the threshold permitted by the Live Nation stockholder rights plan.

The rights and obligations of Liberty Media and Liberty Holdings under the Liberty Stockholder Agreement may only be transferred to a third party twice, which transfers are in addition to the transfer of Live Nation equity securities in connection with the spin-off of a Liberty affiliate as described above.

The Liberty Stockholder Agreement provides that in the event that Liberty transfers Live Nation equity securities other than as described above (subject to certain permitted hedging transactions), Liberty’s applicable percentage will be reduced by the amount of Live Nation equity securities transferred.

Termination

The Liberty Stockholder Agreement will terminate in the event that the Merger Agreement is terminated in accordance with its terms prior to the completion of the Merger. In addition, Liberty Media’s rights to representation on the board of directors of the combined company following the completion of the Merger and Live Nation’s obligations to allow Liberty Holdings and its permitted transferees to acquire shares of Live Nation common stock up to Liberty’s applicable percentage and in excess of the threshold permitted by the Live Nation stockholder rights plan will each terminate according to their terms as described above.

Registration Rights Agreement

Pursuant to the Liberty Stockholder Agreement, Live Nation has agreed to enter into a registration rights agreement with Liberty Media and Liberty Holdings prior to the completion of the Merger. Under the registration rights agreement, Liberty Holdings will be entitled to three demand registration rights (and unlimited piggyback registration rights) with respect to Liberty’s shares of Live Nation common stock, provided that any such demand involves Live Nation common stock with an aggregate offering price of at least $75 million on the date of such demand. In addition, Liberty will be permitted to exercise its registration rights in connection with certain hedging transactions that it may enter into in respect of its shares of Live Nation common stock.

Live Nation will indemnify Liberty Holdings and Liberty Media, and Liberty Holdings and Liberty Media will indemnify Live Nation, against specified liabilities in connection with misstatements or omissions in any registration statement. Live Nation will be responsible for expenses related to any registration, other than certain specified expenses, including (i) costs of printing and mailing the registration statement or other documents related to the offering, (ii) brokers’ commissions or underwriters’ discounts and (iii) costs of Live Nation relating to analyst or investor presentations.

Live Nation Stockholder Rights Plan Amendment

Pursuant to the Liberty Stockholder Agreement, Live Nation agreed to amend the Live Nation stockholder rights plan prior to the completion of the Merger to permit Liberty Holdings and its affiliates to acquire up to a specified percentage (initially set at 35%) of the voting power of all Live Nation equity interests in connection with and following the Merger, without triggering the issuance of rights under the Live Nation stockholder rights plan. Accordingly, on February 25, 2009, Live Nation and The Bank of New York Mellon entered into the Live Nation stockholder rights plan amendment in satisfaction of Live Nation’s obligations under the Liberty Stockholder Agreement. A copy of the Live Nation stockholder rights plan amendment is attached as Annex D to this joint proxy statement/prospectus.

New Employment Arrangements

President and Chief Executive Officer Pre-Closing Extension of Existing Employment Agreement

On April 21, 2009, Live Nation and Mr. Rapino entered into an amendment to Mr. Rapino’s existing employment agreement that provided certain additional compensation, benefits and stock options to Mr. Rapino. The material terms of this amendment are described above under the heading “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger—Executive Officers and Certain Key Employees” beginning on page 106.

President and Chief Executive Officer Post-Closing Employment Arrangements

On October 21, 2009, Live Nation and Mr. Rapino entered into a new employment agreement that will take effect upon completion of the Merger and will supersede his existing employment agreement. For a description of this agreement, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105.

Executive Chairman Post-Closing Employment Arrangements

On October 21, 2009, Ticketmaster Entertainment and Mr. Azoff entered into a new employment agreement that will take effect upon completion of the Merger and will supersede his existing employment agreement. For a description of this agreement, see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on page 111.

INFORMATION ABOUT THE COMPANIES

Live Nation

Live Nation believes that it is the largest producer of live music concerts in the world, based on total attendance at Live Nation events as compared to events of other promoters, annually producing over 22,000 concerts for 1,600 artists in 33 countries. In 2008, Live Nation sold over 50 million concert tickets and drove over 70 million unique visitors to www.livenation.com. Globally, Live Nation owns, operates, has booking rights for and/or has an equity interest in 159 venues, including House of Blues® music venues and prestigious locations such as The Fillmore in San Francisco, the Hollywood Palladium, the Heineken Music Hall in Amsterdam and the O2 Dublin.

For the year ended December 31, 2008, Live Nation had revenues of $4.2 billion and a net loss of $237.8 million, which included a charge related to the impairment of goodwill of $269.9 million.

Live Nation is a holding company and was incorporated in the State of Delaware as CCE Spinco, Inc. on August 2, 2005. Live Nation’s principal offices are located at 9348 Civic Center Drive, Beverly Hills, California, 90210, and its telephone number is (310) 867-7000. Live Nation’s principal website is www.livenation.com. Live Nation is listed on the NYSE, trading under the symbol “LYV.” For more information regarding Live Nation, see “Where You Can Find More Information” beginning on page 353.

Ticketmaster Entertainment

Ticketmaster Entertainment connects the world to live entertainment as the world’s leading live entertainment ticketing and marketing company based on the number of tickets sold. Ticketmaster Entertainment operates in 20 global markets, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the Internet, approximately 7,100 retail outlets and 17 worldwide call centers. Established in 1976, Ticketmaster Entertainment serves more than 10,000 clients worldwide across multiple event categories, providing exclusive ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. In 2008, Ticketmaster Entertainment sold more than 141 million tickets valued at over $8.9 billion on behalf of its clients. In addition, Ticketmaster Entertainment owns a controlling interest in Front Line, a leading artist management company.

For the year ended December 31, 2008, Ticketmaster Entertainment had revenues of $1.5 billion and a net loss of $1.0 billion, which included a charge related to the impairment of goodwill of $1.1 billion.

Ticketmaster Entertainment is a holding company and was incorporated in the State of Delaware as PerfectMarket, Inc. on September 20, 1995. Ticketmaster Entertainment’s principal offices are located at 8800 West Sunset Blvd., West Hollywood, California 90069, and its telephone number is (310) 360-3300. Ticketmaster Entertainment’s principal website is www.ticketmaster.com. Ticketmaster Entertainment is listed on NASDAQ, trading under the symbol “TKTM.” For more information regarding Ticketmaster Entertainment, see “Where You Can Find More Information” beginning on page 353.

Merger Sub

Prior to the completion of the Merger, Live Nation will form Merger Sub as a Delaware limited liability company and an indirect, wholly owned subsidiary of Live Nation. At the completion of the Merger, Ticketmaster Entertainment will merge with and into Merger Sub with Merger Sub continuing as the surviving entity, and Merger Sub will change its name to Ticketmaster Entertainment, LLC and continue to operate as an indirect, wholly owned subsidiary of Live Nation.

Prior to the completion of the Merger, Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

LIVE NATION ANNUAL MEETING

Date, Time and Place

The annual meeting of Live Nation stockholders will be held on January 8, 2010, at 9:00 a.m., local time, at House of Blues Sunset Strip, 8430 Sunset Boulevard, West Hollywood, California 90069.

Purpose of the Live Nation Annual Meeting

At the Live Nation annual meeting, Live Nation stockholders will be asked to vote on the following proposals:

•	to approve the share issuance proposal;

•	to approve the Live Nation name change proposal;

•

to elect the Class III directors, the director nominees being Ariel Emanuel, Randall T. Mays and Connie McCombs McNab to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified;

•	to ratify the appointment of Ernst & Young LLP as Live Nation’s independent registered public accounting firm for the 2009 fiscal year;

•	to approve the Live Nation plan amendment proposal;

•	to approve the adjournment of the Live Nation annual meeting, if necessary, to solicit additional proxies; and

•	to conduct such other business as may properly come before the Live Nation annual meeting or any adjournment or postponement thereof.

Approval of the share issuance proposal is required for the completion of the Merger. The approval of the share issuance proposal is not conditioned on the approval of the Live Nation name change proposal or any other Live Nation proposal; however, the Live Nation name change will be effected only if the Merger has taken place and is therefore contingent on approval of the share issuance proposal.

Live Nation Record Date; Shares Entitled to Vote

Only Live Nation stockholders of record at the close of business on November 25, 2009, which is referred to as the Live Nation record date, will be entitled to notice of, and to vote at, the Live Nation annual meeting or any adjournments or postponements thereof.

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, there were 84,540,589 shares of Live Nation common stock outstanding and expected to be entitled to vote at the Live Nation annual meeting. The Live Nation common stock is the only class of securities entitled to vote at the Live Nation annual meeting. Each share of Live Nation common stock outstanding on the Live Nation record date entitles the holder thereof to one vote on each matter properly brought before the Live Nation annual meeting, exercisable in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Live Nation annual meeting.

A complete list of stockholders entitled to vote at the Live Nation annual meeting will be available for examination by any Live Nation stockholder at Live Nation’s headquarters, 9348 Civic Center Drive, Beverly Hills, California 90210, for purposes pertaining to the Live Nation annual meeting, during normal business hours for a period of ten days before the Live Nation annual meeting and at the time and place of the Live Nation annual meeting.

Quorum

In order to carry on the business of the Live Nation annual meeting, Live Nation must have a quorum present. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the Live Nation annual meeting. Abstentions and broker non-votes are included in the calculation of the number of shares considered to be present at the Live Nation annual meeting for purposes of establishing a quorum.

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, there were 84,540,589 shares of Live Nation common stock outstanding and entitled to vote at the Live Nation annual meeting. Accordingly, based on the number of Live Nation shares outstanding as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, the presence, in person or by proxy, of the holders of 42,270,295 shares of Live Nation common stock will be required in order to establish a quorum.

Required Vote

•

Approval of the share issuance proposal requires the affirmative vote of a majority of the voting power of the Live Nation shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon, provided that the total votes cast on the proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting.

•

Approval of the Live Nation name change proposal requires the affirmative vote of a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote thereon.

•

Election of the Class III directors requires the affirmative vote of a plurality of the votes cast at the Live Nation annual meeting. Accordingly, the three director nominees receiving the highest number of votes will be elected.

•

Ratification of the appointment of Ernst & Young LLP as Live Nation’s independent registered public accounting firm for the 2009 fiscal year requires the affirmative vote of a majority of the total voting power of the shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon.

•

Approval of the Live Nation plan amendment proposal requires the affirmative vote of a majority of the total voting power of the Live Nation shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon, provided that the total votes cast on the proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting.

•

Approval of the adjournment of the Live Nation annual meeting, if necessary or appropriate, requires the affirmative vote of a majority of the total voting power of the shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon.

Treatment of Abstentions, Not Voting and Incomplete Proxies

•

For the approval of the share issuance proposal, an abstention will be counted as present in person or represented by proxy and entitled to vote at the Live Nation annual meeting and, therefore, will have the same effect as a vote “AGAINST” such proposal. A failure to vote (with or without abstention) is not counted as a vote cast, and therefore also would make it more difficult to meet the NYSE requirement that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting, but it will not otherwise have an effect on the outcome of the vote for the proposal.

•	For the approval of the Live Nation name change proposal, an abstention or a failure to vote will have the same effect as a vote “AGAINST” such proposal.

•	For the election of the Class III directors, an abstention or a failure to vote will have no effect on the outcome of the election.

•

For the ratification of the appointment of Ernst & Young LLP as Live Nation’s independent registered public accounting firm for the 2009 fiscal year, an abstention will have the same effect as a vote “AGAINST” such proposal. A failure to vote (without abstention) is not counted as a share present at the Live Nation annual meeting and will not have an effect on the outcome of the vote for the proposal.

•

For the approval of the Live Nation plan amendment proposal, an abstention will be counted as present in person or represented by proxy and entitled to vote at the Live Nation annual meeting, and therefore, will have the same effect as a vote “AGAINST” such proposal. A failure to vote (with or without abstention) is not counted as a vote cast, and therefore also would make it more difficult to meet the NYSE requirement that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting, but will not otherwise have an effect on the outcome of the vote for the proposal.

•

For the approval of the adjournment of the Live Nation annual meeting, if necessary or appropriate, an abstention will have the effect of a vote “AGAINST” such proposal. A failure to vote (without abstention) is not counted as a share present at the Live Nation annual meeting and will not have an effect on the outcome of the vote for the proposal.

If a proxy is received without indication as to how to vote on any particular proposal, the shares of Live Nation common stock represented by that proxy will be voted as recommended by the Live Nation board of directors with respect to that proposal.

Voting by Live Nation Directors and Executive Officers

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, directors and executive officers of Live Nation and their affiliates held and were entitled to vote 9,128,220 shares of Live Nation common stock, or approximately 10.8% of the total voting power of the shares of Live Nation common stock outstanding on that date. It is currently expected that Live Nation’s directors and executive officers will vote their shares in favor of the share issuance proposal and other proposals described in this joint proxy statement/prospectus, although none of them have entered into any agreements obligating them to do so.

Voting of Proxies by Registered Holders

Giving a proxy means that a Live Nation stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Live Nation annual meeting in the manner it directs. A Live Nation stockholder may vote by proxy or in person at the Live Nation annual meeting. To vote by proxy, a Live Nation stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Submit a proxy by telephone, by dialing the toll-free number specified on the proxy card and following the instructions on the proxy card;

•	Submit a proxy by Internet, by accessing the website specified on the proxy card and following the instructions on the proxy card; or

•	Submit a proxy by mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

A signed proxy confers discretionary authority to vote with respect to any matter presented at the Live Nation annual meeting, except as set forth in the proxy and except for matters proposed by a stockholder who notifies Live Nation not later than the close of business on the tenth day following the day on which the Live Nation Notice of Annual Meeting of Stockholders was mailed. On the date hereof, management has no knowledge of any business that will be presented for consideration at the Live Nation annual meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in the Live Nation Notice of Annual Meeting of Stockholders. If any other matter is properly presented at the Live Nation annual meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Every Live Nation stockholder’s vote is important. Accordingly, each Live Nation stockholder should sign, date and return the enclosed proxy card, or submit a proxy via the Internet or by telephone, whether or not it plans to attend the Live Nation annual meeting in person. Proxies must be received by 11:59 p.m., Pacific time, on January 7, 2010.

Shares Held in Street Name

If you are a Live Nation stockholder and your shares are held in “street name” in a stock brokerage account or by a bank or nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Live Nation or by voting in person at the Live Nation annual meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Live Nation common stock on behalf of their customers may not give a proxy to Live Nation to vote those shares with respect to the share issuance proposal, the Live Nation plan amendment proposal or the proposal to elect Live Nation directors without specific instructions from their customers, as brokers do not have discretionary voting power on such proposals.

Therefore, if you are a Live Nation stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•

your broker or other nominee may not vote your shares on the share issuance proposal, which broker non-votes will have no effect on the vote on this proposal, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting;

•

your broker or other nominee may not vote your shares on the Live Nation plan amendment proposal, which broker non-votes will have no effect on the vote on this proposal, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting;

•

your broker or other nominee may not vote your shares on the proposal to elect Live Nation directors, which broker non-votes will have no effect on the vote on this proposal, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting; and

•	your broker or other nominee may vote your shares on the other proposals to be considered at the Live Nation annual meeting.

Shares Held in Live Nation’s 401(k) Savings Plan

If you are a Live Nation employee who holds shares of Live Nation common stock through Live Nation’s 401(k) Savings Plan, the proxy that you submit in accordance with any of the methods described above under “—Voting of Proxies by Registered Holders” will provide your voting instructions to the plan trustee. If you do not submit a proxy, the plan trustee will vote your plan shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in the plan, except as may otherwise be required by law.

Revocability of Proxies and Changes to a Live Nation Stockholder’s Vote

A Live Nation stockholder has the power to change its vote at any time before its shares are voted at the Live Nation annual meeting by:

•	notifying Live Nation’s Corporate Secretary in writing at Live Nation, Inc., 9348 Civic Center Drive, Beverly Hills, California 90210, that such stockholder is revoking its proxy; or

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or via the Internet; or

•	voting in person at the Live Nation annual meeting.

If you are a Live Nation stockholder of record, revocation of your proxy or voting instructions through the Internet, by telephone or by mail must be received by 11:59 p.m., Pacific time, on January 7, 2010, although you may also revoke your proxy by attending the Live Nation annual meeting and voting in person. However, if your shares are held in street name by a bank or broker, you may revoke your instructions only by informing the bank or broker in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from Live Nation stockholders is made on behalf of the Live Nation board of directors. Live Nation and Ticketmaster Entertainment will generally share equally the cost and expense of printing and mailing this joint proxy statement/prospectus and all fees paid to the SEC. Live Nation will pay the costs of soliciting and obtaining proxies from Live Nation stockholders, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Live Nation officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Live Nation has engaged the firm of MacKenzie Partners, Inc. to assist Live Nation in the distribution and solicitation of proxies from Live Nation stockholders and will pay MacKenzie Partners, Inc. a fee estimated not to exceed $50,000 plus out-of-pocket expenses for its services. Ticketmaster Entertainment will pay the costs of soliciting and obtaining proxies from Ticketmaster Entertainment stockholders and all other expenses related to the Ticketmaster Entertainment annual meeting.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to Live Nation stockholders residing at the same address, unless Live Nation stockholders have notified Live Nation of their desire to receive multiple copies of this joint proxy statement/prospectus. This is known as householding.

Live Nation will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies for this year or future years should be directed in writing to Live Nation, Inc., 9348 Civic Center Drive, Beverly Hills, California 90210, Attention: Corporate Secretary, or by phone at (310) 867-7000.

Attending the Live Nation Annual Meeting

Subject to space availability, all Live Nation stockholders as of the Live Nation record date, or their duly appointed proxies, may attend the Live Nation annual meeting. Since seating is limited, admission to the Live Nation annual meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., local time.

If you are a registered Live Nation stockholder (that is, if you hold your stock in your own name) and you wish to attend the Live Nation annual meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the Live Nation annual meeting. You should also bring valid picture identification.

If your shares are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Live Nation annual meeting, you need to bring a copy of a bank or brokerage statement to the Live Nation annual meeting reflecting your stock ownership as of the Live Nation record date. You should also bring valid picture identification.

LIVE NATION PROPOSALS

Live Nation Proposal 1: Approval of the Issuance of Live Nation Common Stock in Connection with the Merger

It is a condition to the completion of the Merger that Live Nation issue shares of Live Nation common stock in the Merger. When the Merger is completed, each share of Ticketmaster Entertainment common stock outstanding immediately before the Merger will be converted into the right to receive 1.384 shares of Live Nation common stock, subject to adjustments pursuant to the Merger Agreement to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the Merger receive 50.01% of the voting power of the equity interests of the combined company immediately after the completion of the Merger. Under the NYSE Listed Company Manual, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the Merger is completed, it is currently estimated that Live Nation will issue or reserve for issuance approximately 100 million shares of Live Nation common stock in connection with the Merger, including shares of Live Nation common stock issuable pursuant to outstanding Ticketmaster Entertainment employee stock options, although Live Nation may issue or reserve for issuance up to 120 million shares of Live Nation common stock pursuant to this joint proxy statement/prospectus. On an as converted basis, the aggregate number of shares of Live Nation common stock to be issued in the Merger will exceed 20% of the shares of Live Nation common stock outstanding before such issuance and for this reason Live Nation must obtain the approval of Live Nation stockholders for the issuance of shares of Live Nation common stock to Ticketmaster Entertainment stockholders in the Merger.

Live Nation is asking its stockholders to approve the issuance of Live Nation common stock in connection with the Merger. The issuance of Live Nation common stock to Ticketmaster Entertainment stockholders is necessary to effect the Merger, and the approval of the share issuance proposal is required for the completion of the Merger.

Required Vote; Recommendation of the Live Nation Board of Directors

Approval of the share issuance proposal requires the affirmative vote of a majority of the voting power of the Live Nation shares present in person or represented by proxy at the Live Nation annual meeting, provided that the total votes cast on the proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting. For purposes of this vote, an abstention will be counted as present in person or represented by proxy and entitled to vote at the Live Nation annual meeting, and therefore, will have the same effect as a vote “AGAINST” such proposal. A failure to vote (with or without abstention) is not counted as a vote cast, and therefore also would make it more difficult to meet the requirement that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting, but will not otherwise have an effect on this vote.

The Live Nation board of directors recommends a vote “FOR” the issuance of Live Nation common stock in connection with the Merger.

Live Nation Proposal 2: Approval of an Amendment to Live Nation’s Certificate of Incorporation to Change Live Nation’s Name to Live Nation Entertainment, Inc. After the Completion of the Merger

Live Nation is asking its stockholders to approve an amendment to Live Nation’s certificate of incorporation to change the name of Live Nation from “Live Nation, Inc.” to “Live Nation Entertainment, Inc.” after the completion of the Merger. The Live Nation board of directors believes that changing Live Nation’s name will better reflect the services to be provided by Live Nation after the completion of the Merger.

The amendment to change Live Nation’s certificate of incorporation will become effective only if the Merger is completed and only after the completion of the Merger. Annex I to this joint proxy statement/prospectus contains the form of the proposed amendment to Live Nation’s certificate of incorporation, which you are urged to read in its entirety. Approval of the Live Nation name change proposal is not required for the completion of the Merger.

Required Vote; Recommendation of the Live Nation Board of Directors

Approval of the Live Nation name change proposal requires the affirmative vote of a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting. For purposes of this vote, an abstention or a failure to vote will have the same effect as a vote “AGAINST” such proposal.

The Live Nation board of directors recommends a vote “FOR” the amendment to Live Nation’s certificate of incorporation to change the name of Live Nation from “Live Nation, Inc.” to “Live Nation Entertainment, Inc.” after the completion of the Merger.

Live Nation Proposal 3: Election of Directors

Director Nominees

Live Nation is asking its stockholders to elect the following three Class III director nominees: Ariel Emanuel, Randall T. Mays and Connie McCombs McNab.

The Class III directors will serve for a three-year term expiring in 2012 and until their successors are elected or their earlier resignation or removal. All of the Class III director nominees are current directors of Live Nation and are standing for re-election.

Each of the director nominees has indicated a willingness to continue service as a director if elected. If any director nominee becomes unable to serve, the Live Nation board of directors may designate a substitute nominee, in which case the designated proxy holders, Mr. Rapino and Ms. Willard, will vote for such substitute nominee.

As described under “The Merger Agreement—Governance Matters upon Completion of the Merger” beginning on page 128, after the completion of the Merger, the board of directors of the combined company will consist of 14 members with seven individuals designated by Live Nation and seven individuals designated by Ticketmaster Entertainment. Because the Live Nation board of directors currently consists of nine individuals, it is anticipated that some members of the then-current Live Nation board of directors, potentially including one or more Class III directors, will resign from the Live Nation board of directors and/or no longer continue to serve as Class III directors. On June 1, 2009, Harvey Weinstein resigned from his position as a Class III director.

Required Vote; Recommendation of the Live Nation Board of Directors

Election of the Class III directors requires the affirmative vote of a plurality of the votes cast at the Live Nation annual meeting. Accordingly, the three director nominees receiving the highest number of votes will be elected. For purposes of this vote, an abstention or a failure to vote will have no effect on the outcome of the election of the Class III directors.

The Live Nation board of directors recommends a vote “FOR” each named director nominee.

General Information About the Live Nation Board of Directors

Live Nation’s bylaws provide that Live Nation’s business and affairs will be managed by, or under the direction of, the Live Nation board of directors. The directors are apportioned into three classes, with each serving a three-year term. Live Nation currently has three Class I directors, three Class II directors and three

Class III directors. Set forth below is biographical information for the Class III director nominees and the continuing directors as of the date of this joint proxy statement/prospectus:

Name	Age	Position	Term
Ariel Emanuel	48	Director	Director Nominee
Robert Ted Enloe, III	71	Director	Expires 2011
Jeffrey T. Hinson	54	Director	Expires 2011
James S. Kahan	62	Director	Expires 2011
L. Lowry Mays	74	Director	Expires 2010
Randall T. Mays	44	Chairman of the Live Nation board of directors	Director Nominee
Connie McCombs McNab	52	Director	Director Nominee
Michael Rapino	44	President, Chief Executive Officer and Director	Expires 2010
Mark Shapiro	39	Director	Expires 2010

Ariel Emanuel has served as a director of Live Nation since September 2007. Mr. Emanuel was a founding partner of Endeavor, a leading talent agency that merged with the William Morris Agency in 2009, creating WME Entertainment. Mr. Emanuel was an integral part of Endeavor’s success and provided its vision. Mr. Emanuel is now Co-CEO of WME Entertainment. Mr. Emanuel is also a member of the Board of Trustees of the American Film Institute.

Robert Ted Enloe, III has served as a director of Live Nation since December 2006. Mr. Enloe has been Managing General Partner of Balquita Partners, Ltd., a family securities and real estate investment partnership, since 1996, and he also currently serves as a director of Leggett & Platt Inc., Silicon Laboratories Inc. and Aptuit, Inc. Mr. Enloe’s former positions include Vice Chairman of the board and member of the Office of Chief Executive of Compaq Computer Corporation and President of Lomas Financial Corporation and Liberte Investors.

Jeffrey T. Hinson has served as a director of Live Nation since December 2005. Mr. Hinson has been President of YouPlus Media, LLC since June 2009. Previously, he served as Chief Executive Officer of Border Media Partners, LLC from July 2007 to July 2009, was a private financial consultant from July 2005 to June 2007 and served as Executive Vice President and Chief Financial Officer of Univision Communications Inc. from March 2004 to June 2005. He served as Senior Vice President and Chief Financial Officer of Univision Radio, the radio division of Univision, from September 2003 to March 2004. From 1997 to 2003, Mr. Hinson served as Senior Vice President and Chief Financial Officer of Hispanic Broadcasting Corporation, which was acquired by Univision in 2003 and became the radio division of Univision. Mr. Hinson currently serves as a director of TiVo, Inc. and Windstream Corporation.

James S. Kahan has served as a director of Live Nation since September 2007. Mr. Kahan was formerly Senior Executive Vice President–Corporate Development at AT&T, Inc., where he spent nearly 38 years until retiring in June 2007. During his tenure at AT&T and its predecessors, he oversaw approximately $300 billion of acquisitions and divestitures. Mr. Kahan also serves on the board of Amdocs Limited, which provides software products and services to the communications industry worldwide.

L. Lowry Mays has served as a director of Live Nation since its formation in 2005. Mr. L. Mays is Chairman of the board of Clear Channel, which he founded in 1972, and prior to October 2004, he also served as its Chief Executive Officer. Mr. L. Mays has been a member of Clear Channel’s board of directors since its inception. He is also currently Chairman of the board of Clear Channel Outdoor Holdings, Inc. and has served on its board of directors since 1997. Mr. L. Mays is the father of Randall T. Mays.

Randall T. Mays is Chairman of the Live Nation board and has served as a director of Live Nation since its formation in 2005. Mr. R. Mays serves as President and Chief Financial Officer of Clear Channel. During August 2005, he served as Live Nation’s Interim Chief Executive Officer. He has served on the board of directors of Clear Channel since April 1999 and Clear Channel Outdoor Holdings, Inc. since 1997. Mr. R. Mays is the son of Mr. L. Mays.

Connie McCombs McNab has served as a director of Live Nation since December 2005. Ms. McNab has served as Vice President of the McCombs Foundation since 2006. She has served as Chair of the board of trustees of Saint Luke’s Episcopal School, San Antonio, Texas, from 2000 to 2002, as a board member of Saint Luke’s Episcopal School since 1997, as a board member of Saint Mary’s Hall, San Antonio, Texas, since 2001, as President of the board of trustees of Saint Mary’s Hall since 2008 and as a board member of McNay Art Institute, San Antonio, Texas, since 2004.

Michael Rapino has served as President and Chief Executive Officer of Live Nation since August 2005 and has served as a director since December 2005. Mr. Rapino served as Chief Executive Officer and President of Live Nation’s predecessor’s Global Music division from August 2004 to August 2005 and as Chief Executive Officer and President of Live Nation’s predecessor’s International Music division from July 2003 to July 2004.

Mark Shapiro has served as a director of Live Nation since November 2008. Mr. Shapiro has been President, Chief Executive Officer and a director of Six Flags, Inc. since December 2005. From September 2002 to October 2005, he served as Executive Vice President, Programming and Production of ESPN, Inc. Mr. Shapiro also currently serves as a director of Tribune Company, Abu Dhabi Investment House and Red Zebra LLC.

Director Attendance at Annual Meetings

The Live Nation board of directors met nine times during 2008. All incumbent directors attended at least 75% of the aggregate meetings of the board of directors and of the board committees on which they served during the time they were serving as a director or committee member, as applicable.

Live Nation has adopted a formal policy on director attendance at annual meetings of stockholders, which states that each director is strongly encouraged to attend such meetings, unless attendance is precluded by health or other significant personal matters. Eight Live Nation directors attended Live Nation’s 2008 annual meeting of stockholders.

The Live Nation board of directors has appointed Randall T. Mays to preside over executive sessions of its non-management directors.

Board Committees

The Live Nation board of directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, each of which is described below. Each committee operates under a written charter adopted by the Live Nation board of directors. All of the committee charters are publicly available on Live Nation’s website at www.livenation.com/investors or may be obtained upon written request to Live Nation’s Corporate Secretary at its principal executive offices.

Committee members are elected by the Live Nation board of directors, upon the Nominating and Governance Committee’s recommendations, and serve until their successors are elected or their earlier resignation or removal. The current composition of the Live Nation board committees is as follows:

	Audit Committee	Compensation Committee	Nominating and Governance Committee
Ariel Emanuel.		✓
Robert Ted Enloe, III	✓	✓ (Chair)
Jeffrey T. Hinson	✓ (Chair)
James S. Kahan	✓		✓ (Chair)
Connie McCombs McNab			✓
Mark Shapiro		✓

Audit Committee. The Audit Committee currently consists of Jeffrey T. Hinson (Chairperson), Robert Ted Enloe, III and James S. Kahan. The Live Nation board of directors has determined that all three members of the Audit Committee are independent, as defined by the corporate governance standards of the NYSE, Rule 10A-3 of the Exchange Act and Live Nation’s independence standards. The Live Nation board of directors has also determined that each Audit Committee member is financially literate and that both Mr. Hinson and Mr. Kahan have the attributes of an audit committee financial expert as defined in the applicable SEC regulations. The Audit Committee met six times during 2008, in addition to meeting informally several times on an ad hoc basis.

As set forth in more detail in the Audit Committee Charter, the Audit Committee’s purpose is to assist the Live Nation board of directors in its general oversight of the quality and integrity of Live Nation’s accounting, auditing and financial reporting practices. The specific responsibilities of the Audit Committee include:

•	appointing, compensating, overseeing and terminating Live Nation’s independent registered public accounting firm;

•	approving all audit and non-audit services (other than those non-audit services prohibited by law) to be provided by Live Nation’s independent registered public accounting firm;

•

reviewing and discussing Live Nation’s annual and quarterly financial statements and related notes and the specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing with Live Nation’s independent registered public accounting firm any audit problems or difficulties and management’s responses thereto;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, if any;

•

reporting regularly to the full Live Nation board of directors regarding, among other things, the quality and integrity of Live Nation’s financial statements, compliance with legal or regulatory requirements, the performance and independence of Live Nation’s independent registered public accounting firm and the performance of Live Nation’s internal audit function;

•

maintaining free and open communications with, and periodically meeting with, Live Nation management, Live Nation’s director of internal audit and Live Nation’s independent registered public accounting firm;

•	discussing guidelines and policies with respect to risk assessment and risk management;

•	overseeing Live Nation’s Policy on Related-Person Transactions, as amended and supplemented from time to time;

•	preparing the Report of the Audit Committee for inclusion in Live Nation’s annual proxy statements;

•	reviewing and reassessing the adequacy of the Audit Committee Charter annually (which last occurred on February 25, 2009 and no changes were determined to be necessary); and

•	complying with all other responsibilities and duties set forth in the Audit Committee Charter.

At the beginning of 2008, the Audit Committee consisted of Mr. Hinson, Mr. Kahan and Timothy P. Sullivan. In February 2008, Mr. Sullivan resigned from the Live Nation board of directors and William O.S. Ballard was appointed to the Audit Committee. In August 2008, Mr. Ballard resigned from the Live Nation board of directors and Mr. Enloe was appointed to the Audit Committee.

Compensation Committee. The Compensation Committee currently consists of Robert Ted Enloe, III (Chairperson), Ariel Emanuel and Mark Shapiro.

The Live Nation board of directors has determined that all three members of the Compensation Committee are independent, as defined by the NYSE corporate governance standards and Live Nation’s independence standards. The Compensation Committee met five times during 2008, in addition to meeting informally several times on an ad hoc basis to discuss the compensation of Live Nation’s executive officers.

The specific responsibilities of the Compensation Committee include:

•	establishing the base salary, incentive compensation and all other compensation of Live Nation’s Chief Executive Officer and other executive officers;

•	overseeing the administration of Live Nation’s incentive compensation plans and equity-based plans;

•	preparing the Report of the Compensation Committee for inclusion in Live Nation’s annual proxy statements;

•	overseeing the preparation of the Compensation Discussion and Analysis for inclusion in Live Nation’s annual proxy statements; and

•	complying with all other responsibilities and duties set forth in the Compensation Committee Charter.

Compensation Committee meetings are regularly attended by Live Nation’s Chief Executive Officer.

At the beginning of 2008, the Compensation Committee consisted of William O.S. Ballard, Mr. Emanuel and Mr. Enloe. Mr. Ballard resigned from the Live Nation board of directors in August 2008, and Mr. Shapiro was appointed to the Compensation Committee in November 2008.

Nominating and Governance Committee. The Nominating and Governance Committee currently consists of James S. Kahan (Chairperson) and Connie McCombs McNab.

The Live Nation board of directors has determined that both members of the Nominating and Governance Committee are independent, as defined by the NYSE corporate governance standards and Live Nation’s independence standards. The Nominating and Governance Committee met once during 2008, in addition to meeting informally several times on an ad hoc basis.

The specific responsibilities of the Nominating and Governance Committee include:

•	identifying, screening and recruiting qualified individuals to become board members;

•	proposing nominations for board and board committee membership;

•	assessing the composition of the Live Nation board of directors and its committees;

•	overseeing the performance of the Live Nation board of directors and management; and

•	complying with all other responsibilities and duties set forth in the Nominating and Governance Committee Charter.

Director Compensation

During 2008, Live Nation paid its non-employee directors an annual cash retainer of $36,000. Additionally, Live Nation paid (i) each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee an additional annual cash retainer of $4,000, $2,000 and $1,000, respectively and (ii) the Chairpersons of the Audit Committee, Compensation Committee and Nominating and Governance Committee a further annual cash retainer of $10,000, $5,000 and $5,000, respectively. Live Nation also had discretion to grant stock-based awards to its non-employee directors.

In September 2008, the Live Nation board of directors approved a revised non-employee director compensation plan. The revised plan, prepared by Watson Wyatt Worldwide and recommended by the

Compensation Committee, is intended to increase Live Nation’s competitive position as it relates to board remuneration. Under the revised plan, Live Nation will pay each of its non-employee directors an annual cash retainer of $60,000 and make an annual grant of $125,000 in shares of Live Nation restricted stock or restricted stock units, as determined by the Live Nation board of directors, based on the average closing stock price of Live Nation stock during the 20 trading days prior to the date of the grant. Additionally, Live Nation pays (i) each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee an additional annual cash retainer of $10,000, $6,000 and $4,500, respectively; (ii) the Chairpersons of the Audit Committee, Compensation Committee and Nominating and Governance Committee a further annual cash retainer of $11,000, $6,500 and $5,500, respectively, and (iii) a per-meeting fee of $1,500 to directors and committee members for attendance at meetings in excess of eight board meetings, eight Audit Committee meetings, eight Compensation Committee meetings and/or five Nominating and Governance Committee meetings per year, as applicable. Live Nation may also grant additional discretionary stock-based awards to its non-employee directors, and these directors may elect to receive their cash fees in the form of shares of Live Nation common stock. The cash component of the revised plan became effective as of January 1, 2009, and the equity component of the revised plan became effective upon approval.

In September 2008, each of Live Nation’s non-employee directors—Ariel Emanuel, Robert T. Enloe, III, Jeffrey T. Hinson, James S. Kahan, L. Lowry Mays, Randall T. Mays, Connie McCombs McNab and Harvey Weinstein—received 7,664 shares of Live Nation restricted stock pursuant to the equity component of the revised plan. In addition, in September 2008, each of Messrs. Enloe, Hinson, Kahan and R. Mays received a cash payment of $9,000 for their service on a special committee of the Live Nation board of directors.

In December 2008, Mark Shapiro received an initial award consisting of 6,205 shares of Live Nation restricted stock, the pro rata portion of the $125,000 in shares of Live Nation restricted stock that is to be granted to non-employee directors annually based on the period of service from Mr. Shapiro’s election to the Live Nation board of directors to the then-anticipated date of Live Nation’s 2009 annual meeting of stockholders.

Each of the restricted stock awards granted to Live Nation’s non-employee directors during 2008 was granted under the Live Nation 2005 Stock Incentive Plan and vests in full on the first anniversary of the grant but may not be sold by the grantee until the third anniversary of the grant. Generally, only non-employee directors are eligible to receive compensation for their services as a director. Accordingly, Mr. Rapino, Live Nation’s President and Chief Executive Officer, and Mr. Cohl, former Chairman and Chief Executive Officer of Live Nation’s Artist Nation division, did not receive any director compensation during 2008.

2008 Director Compensation Table

The following table shows compensation of the non-employee members of the Live Nation board of directors for the fiscal year ended December 31, 2008. Any Live Nation board member who is also an employee of Live Nation does not receive separate compensation for service on the Live Nation board of directors.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2) (3)	Stock Option Awards ($) (2) (3)	Total ($)
William O.S. Ballard	21,000	124,633	19,150	164,783
Michael Cohl	—	—	—	—
Ariel Emanuel	38,000	69,086	11,827	118,913
Robert Ted Enloe, III	54,000	66,621	29,195	149,816
Jeffrey T. Hinson	59,000	67,751	21,238	147,989
James S. Kahan	55,000	69,086	11,827	135,913
L. Lowry Mays	36,000	45,972	21,238	103,210
Mark P. Mays	—	72,986	(35,978)	37,008
Randall T. Mays	45,000	60,690	106,189	211,879
Connie McCombs McNab	37,000	45,972	21,238	104,210
Michael Rapino	—	—	—	—
Mark Shapiro	9,500	1,354	—	10,854
Timothy P. Sullivan	—	97,337	(39,939)	57,398
Harvey Weinstein	36,000	66,621	29,195	131,816

(1)	Messrs. M. Mays, Sullivan, Cohl and Ballard resigned from the Live Nation board of directors in February 2008, February 2008, June 2008 and August 2008, respectively. Mr. Shapiro joined the Live Nation board of directors in November 2008. Mr. Weinstein resigned from the Live Nation board of directors in June 2009.

(2)	The amounts set forth in these columns reflect shares of restricted stock and stock options, as applicable, granted under the Live Nation 2005 Stock Incentive Plan. The amounts listed are equal to the compensation cost recognized during 2008 for financial statement purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, Share-Based Payment (revised 2004), which is referred to as SFAS No. 123R, except that no assumptions for forfeitures were included. Additional information related to the calculation of the compensation cost is set forth in Note 15 of the Notes to Consolidated Financial Statements of Live Nation’s Annual Report on Form 10-K for the year ended December 31, 2008. Dividends, if any, are paid on shares of Live Nation restricted stock at the same rate as paid on Live Nation common stock. The stock options and restricted stock awards vest in one, four or five equal annual installments beginning on the first anniversary of the grant. As of December 31, 2008, Messrs. Emanuel and Kahan each held 10,000 stock options and 15,164 unvested shares of restricted stock; Messrs. Enloe and Weinstein each held 20,000 stock options and 13,664 unvested shares of restricted stock; Mr. L. Mays and Ms. McNab each held 20,000 stock options and 11,664 unvested shares of restricted stock; Mr. Hinson held 20,000 stock options and 15,414 unvested shares of restricted stock; Mr. R. Mays held 100,000 stock options and 17,664 unvested shares of restricted stock and Mr. Shapiro held 6,205 unvested shares of restricted stock.

(3)

During 2008, Ms. McNab and Messrs. Emanuel, Enloe, Hinson, Kahan, L. Mays, R. Mays and Weinstein each received 7,664 shares of Live Nation restricted stock, with each restricted stock award having an aggregate grant date fair value of $116,799. In addition, Mr. Shapiro received 6,205 shares of Live Nation restricted stock with an aggregate grant date fair value of $22,462. Mr. Ballard’s awards were modified in connection with his resignation from the Live Nation board of directors to accelerate the vesting of 10,000 stock options and 10,000 shares of Live Nation restricted stock, with the stock option modification and restricted stock modification having an aggregate incremental fair value of $19,150 and $124,633, respectively. Mr. M. Mays’ awards were modified in connection with his resignation from the Live Nation board of directors to accelerate the vesting of 40,000 stock options and 15,000 shares of Live Nation restricted stock, with the stock option modification and restricted stock modification having an aggregate incremental fair value of ($35,978) and $72,986, respectively. Finally, Mr. Sullivan’s awards were modified in connection with his resignation from the Live Nation board of directors to accelerate the vesting of 16,000 stock options and 11,000 shares of Live Nation restricted stock, with the stock option modification and restricted stock modification having an aggregate incremental fair value of ($39,939) and $97,287, respectively. No other director received any equity award during 2008. The grant date fair value of all stock option and restricted stock awards has been computed in accordance with SFAS No. 123R.

Live Nation Proposal 4: Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee of the Live Nation board of directors has appointed Ernst & Young LLP as Live Nation’s independent registered public accounting firm to audit Live Nation’s consolidated financial statements for the fiscal year ending December 31, 2009. Ernst & Young LLP served as Live Nation’s independent registered public accounting firm during the 2008 fiscal year. Representatives of Ernst & Young LLP are expected to be present at the Live Nation annual meeting to respond to appropriate questions and will have the opportunity to make a statement if they so desire.

Stockholder ratification of the appointment of Ernst & Young LLP is not required by Live Nation’s bylaws or otherwise. However, the Live Nation board of directors is submitting the appointment of Ernst & Young LLP to the Live Nation stockholders for ratification as a matter of good corporate governance practice. If the Live Nation stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Ernst & Young LLP. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the 2009 fiscal year if it determines that such a change would be in the best interests of Live Nation and its stockholders.

Report of the Audit Committee of the Live Nation Board of Directors

The following Report of the Audit Committee concerns the committee’s activities regarding oversight of Live Nation’s financial reporting and auditing process and does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Live Nation filing under the Securities Act or the Exchange Act except to the extent Live Nation specifically incorporates this Report by reference therein.

The Audit Committee’s purpose is to assist the Live Nation board of directors in its general oversight of Live Nation’s accounting, auditing and financial reporting practices. Management is primarily responsible for Live Nation’s financial statements, systems of internal controls and compliance with applicable legal and regulatory requirements. Ernst & Young LLP, Live Nation’s independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm, nor can the committee certify that Live Nation’s registered public accounting firm is “independent” under applicable rules. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the independent registered public accounting firm on the basis of the information it receives, discussions with management and the independent registered public accounting firm and the experience of the committee’s members in business, financial and accounting matters.

During the 2008 fiscal year, management completed the documentation, testing and evaluation of Live Nation’s internal control over financial reporting in response to the requirements set forth in Section 404 of the

Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and Ernst & Young LLP. At the conclusion of the process, management provided the Audit Committee with a report on the effectiveness of Live Nation’s internal control over financial reporting. The Audit Committee also reviewed the report of management contained in Live Nation’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, as well as Ernst & Young LLP’s Report of Independent Registered Public Accounting Firm included in Live Nation’s Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting.

In overseeing the preparation of Live Nation’s financial statements, the Audit Committee met with both management and Live Nation’s independent registered public accounting firm to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. Management advised the Audit Committee that all financial statements were prepared in accordance with GAAP. The Audit Committee’s review included discussion with the outside auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 114, “The Auditor’s Communication with Those Charged with Governance,” which supersedes Statement on Auditing Standards No. 61.

With respect to Live Nation’s independent registered public accounting firm, the Audit Committee, among other things, discussed with Ernst & Young LLP its independence, including its letter and the written disclosures made to the committee as required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence.

On the basis of these reviews and discussions, the Audit Committee recommended to the Live Nation board of directors that Live Nation’s audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Live Nation Board of Directors

Jeffrey T. Hinson, Chairperson

Robert Ted Enloe, III

James S. Kahan

Required Vote; Recommendation of the Live Nation Board of Directors

The affirmative vote of the holders of at least a majority of the total voting power of Live Nation’s common stock present in person or represented by proxy and entitled to vote at the Live Nation annual meeting will be required to ratify the appointment of Ernst & Young LLP. For purposes of this vote, an abstention will have the same effect as a vote “AGAINST” such proposal. A failure to vote (without abstention) is not counted as a vote cast and will not have an effect on this vote.

The Live Nation board of directors recommends a vote “FOR” the ratification of Ernst & Young LLP as Live Nation’s independent registered public accounting firm.

Audit and Non-Audit Fees

The following table shows the fees paid or accrued by Live Nation for audit and other services provided by Ernst & Young LLP for the 2008 and 2007 fiscal years, respectively.

	2008	2007
	(dollars in thousands)
Audit Fees (1).	$6,759	$5,893
Audit-Related Fees (2)	$434	$1,097
Tax Fees (3)	$592	$404
All Other Fees (4)	$—	$—

Total	$7,785	$7,394

(1)	Audit fees consist of fees for the audit of Live Nation’s annual financial statements, the audit of its internal controls over financial reporting, reviews of its financial statements included in its quarterly reports on Form 10-Q, reviews of its other SEC filings and other professional services provided in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and review of Live Nation’s financial statements and which are not reported above under “Audit Fees.” In 2008, these services primarily related to attest services in connection with a divestiture, gross receipts audits as required by leases and due diligence services.

(3)	Tax fees consist of fees for tax advice and tax return preparation.

(4)	There were no other professional services rendered by Ernst & Young LLP in 2008 or 2007.

Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of Live Nation’s Independent Auditors

The Audit Committee has established procedures for the approval of all audit and non-audit services provided by Live Nation’s independent registered public accounting firm. Pursuant to this policy, the Audit Committee approves all audit and non-audit services provided by the independent registered public accounting firm, including the fees and other terms of the engagements. Before the independent registered public accounting firm is engaged to perform any non-audit services, the Audit Committee must review and pre-approve such services. The Audit Committee may delegate its approval authority to its chairperson, provided that any services approved by the chairperson are reported to the Audit Committee at its next regularly scheduled meeting.

The Audit Committee approved all of the audit and permissible non-audit services performed by Ernst & Young LLP during the 2008 fiscal year.

Live Nation Proposal 5: Approval of an Amendment to the Live Nation 2005 Stock Incentive Plan to, Among Other Things, Increase the Aggregate Number of Shares That May Be Issued Under the Plan by Four Million, Nine Hundred Thousand (4,900,000) Shares

Live Nation stockholders approved the Live Nation 2005 Stock Incentive Plan in May 2007. The Live Nation 2005 Stock Incentive Plan currently authorizes Live Nation to grant awards covering a total of nine million (9,000,000) shares of common stock to its directors, officers, employees, consultants and advisers, including awards in the form of stock options, stock appreciation rights, restricted stock, deferred stock awards, performance-based awards (including cash and stock awards) and other stock awards. On November 5, 2009 the Live Nation board of directors adopted an amendment to the Live Nation 2005 Stock Incentive Plan, subject to stockholder approval, to increase the aggregate number of shares of Live Nation common stock available for awards under the Live Nation 2005 Stock Incentive Plan by four million, nine hundred thousand (4,900,000) shares (to a total of thirteen million, nine hundred thousand (13,900,000) authorized shares). The amendment, if approved, will also make the following changes to the Live Nation 2005 Stock Incentive Plan: (i) a cross- reference in Section 5.3 will be changed to refer to Section 11 of the plan and (ii) board discretion to designate certain transactions as exchange transactions (as described below) will be curtailed. As of October 28, 2009, Live Nation had granted, net of cancellations, awards with respect to 8,837,201 shares of Live Nation common stock. If Live Nation stockholders do not approve the Live Nation plan amendment proposal, the Live Nation 2005 Stock Incentive Plan will continue in effect in its current form.

The Live Nation board of directors believes that the Live Nation 2005 Stock Incentive Plan helps Live Nation attract, retain and motivate directors, officers, employees, consultants and advisers, encourages these service providers to devote their best efforts to the business and financial success of Live Nation and aligns their interests closely with those of the other Live Nation stockholders. The Live Nation board of directors believes it is in the best interest of Live Nation to increase the number of shares that are available for awards under the Live Nation 2005 Stock Incentive Plan to allow Live Nation to continue to grant stock-based compensation at levels it deems appropriate.

Plan Summary

The principal features of, and proposed amendment to, the Live Nation 2005 Stock Incentive Plan are summarized below. This summary does not purport to be complete, and is qualified in its entirety by reference to the full text of the Live Nation 2005 Stock Incentive Plan, incorporated herein by reference to Appendix B to Live Nation’s Proxy Statement dated April 5, 2007, filed with the SEC on April 4, 2007, as amended, including by the amendment described herein, which is attached hereto as Annex J.

Administration. The Live Nation 2005 Stock Incentive Plan is administered by the Compensation Committee of the Live Nation board of directors; however, the full Live Nation board of directors retains sole responsibility and authority for granting and administering awards to any of its non-employee directors. Subject to the terms of the Live Nation 2005 Stock Incentive Plan, the Compensation Committee has authority to (i) select the individuals that may participate in the plan, (ii) prescribe the terms and conditions of each participant’s award(s) and make amendments to awards, (iii) construe, interpret and apply the provisions of the Live Nation 2005 Stock Incentive Plan and of any award made under the plan and (iv) take all other actions necessary to administer the Live Nation 2005 Stock Incentive Plan. The Compensation Committee may delegate its responsibilities and authority to other persons, subject to applicable law.

Securities Covered by the Plan. Subject to certain adjustments permitted under the Live Nation 2005 Stock Incentive Plan in connection with corporate events, the maximum number of shares of Live Nation common stock, $0.01 par value per share, that may be issued or awarded under the Live Nation 2005 Stock Incentive Plan will be increased by four million, nine hundred thousand (4,900,000) shares from nine million (9,000,000) currently authorized shares to thirteen million, nine hundred thousand (13,900,000) authorized shares. The following shares are not taken into account in applying these limitations: (i) shares covered by awards that expire or are canceled, forfeited, settled in cash or otherwise terminated; (ii) shares covered by stock-based awards assumed by Live Nation in connection with the acquisition of another company or business and (iii) shares delivered to Live Nation or withheld by Live Nation for the payment or satisfaction of purchase price or tax withholding obligations associated with the exercise or settlement of an award.

Individual Award Limitations. In any calendar year, a participant may not receive, under the Live Nation 2005 Stock Incentive Plan, (i) awards covering more than one million (1,000,000) shares plus the aggregate amount of the participant’s unused annual limit as of the close of the preceding calendar year and (ii) performance-based cash awards exceeding more than five million dollars ($5,000,000) plus the aggregate amount of the participant’s unused annual dollar limit as of the close of the preceding calendar year.

Eligibility. Awards may be made under the Live Nation 2005 Stock Incentive Plan to any of Live Nation’s or its subsidiaries’ present or future directors, officers, employees, consultants or advisers. For purposes of the plan, a subsidiary is any entity in which Live Nation has a direct or indirect ownership interest of at least 50%.

Forms of Award

Stock Options. Pursuant to the Live Nation 2005 Stock Incentive Plan, Live Nation may grant stock options, including both incentive stock options (as defined under Section 422 of the Code), which are referred to as ISOs, and nonqualified stock options. The exercise price of all stock options granted pursuant to the Live Nation 2005 Stock Incentive Plan must be at least 100% of the fair market value of a share of Live Nation common stock on the date of grant. No ISO may be granted to a grantee who owns more than 10% of Live Nation’s stock unless the exercise price is at least 110% of the fair market value at the time of grant. Stock options may be exercised as determined by the Compensation Committee, but in no event after the tenth anniversary of the date of grant, except that in the case of an ISO granted to a person who owns more than 10% of Live Nation stock on the date of grant, such term may not exceed 5 years. Live Nation may not reprice options granted under the Live Nation 2005 Stock Incentive Plan without stockholder approval. The exercise price of a stock option may be paid in cash or in any other form or manner permitted by the Compensation Committee, including payment of previously owned shares of Live Nation common stock or payment pursuant to broker-assisted cashless exercise procedures.

Stock Appreciation Rights. Live Nation may grant stock appreciation rights, which are referred to as SARs, under the Live Nation 2005 Stock Incentive Plan as stand-alone awards or in tandem with stock options. SARs entitle their holders to all or a portion of the appreciation in value of the shares covered by the SARs from the date of grant to the date the SARs are exercised. The per share base value of a SAR may not be less than the fair market value per share of common stock on the date the option or SAR is granted. Methods of exercise and settlement and other terms of SARs are determined by the Compensation Committee.

Stock options and SARs may be granted subject to such vesting and other terms and conditions as the Compensation Committee, acting in its discretion in accordance with the Live Nation 2005 Stock Incentive Plan, may determine. The Compensation Committee may also establish exercise and/or other conditions applicable to stock options and SARs following the termination of the participant’s employment or other service relationship with Live Nation and its subsidiaries.

Restricted Stock and Deferred Stock Awards. The Live Nation 2005 Stock Incentive Plan authorizes the Compensation Committee to grant restricted stock awards pursuant to which shares of Live Nation common stock are issued to designated participants, subject to transfer restrictions and vesting conditions determined by the Compensation Committee. Deferred stock awards generally consist of the right to receive shares of Live Nation common stock in the future, subject to such conditions as the Compensation Committee may impose including, for example, continuing employment or service for a specified period of time or satisfaction of specified performance criteria. Prior to settlement, deferred stock awards do not carry voting, dividend or other rights associated with stock ownership, but may be granted in conjunction with dividend equivalent payment rights. Unless the Compensation Committee determines otherwise, shares of restricted stock and non-vested deferred stock awards will be forfeited upon the recipient’s termination of employment or other service with Live Nation and its subsidiaries.

Other Stock-Based Awards. The Live Nation 2005 Stock Incentive Plan authorizes the grant of other types of equity-based awards, including, for example, dividend equivalent payment rights, phantom shares, bonus shares, and other equity-based awards, and permits the settlement of these awards in cash and/or shares. The Live Nation 2005 Stock Incentive Plan also allows non-employee directors to elect to receive all or part of their annual retainers in the form of shares of Live Nation common stock in lieu of cash.

Performance-Based Awards. The Compensation Committee may also grant performance-based awards under the Live Nation 2005 Stock Incentive Plan. In general, performance-based awards provide for the payment of cash and/or shares of Live Nation common stock upon the achievement of objective, predetermined performance objectives established by the Compensation Committee. Performance objectives may be based upon any one or more of the following business criteria:

•	earnings per share;

•	share price or total shareholder return;

•	pre-tax profits;

•	net earnings;

•	return on equity or assets;

•	revenues;

•	operating income before depreciation, amortization and non-cash compensation expense;

•	earnings before deduction of interest, taxes, depreciation and amortization (or adjusted calculations of such measure as the Compensation Committee may prescribe), which is referred to as EBITDA;

•	market share or market penetration; or

•	any combination of the foregoing.

Performance objectives must be established in writing by the Compensation Committee at a time when their outcome is substantially uncertain, but in no event later than the first to occur of the 90th day of the applicable performance period or the date on which 25% of the performance period has elapsed. Performance objectives may be applied to an individual, a subsidiary, a business unit or division, Live Nation and/or any one or more of its subsidiaries, or such other operating units as the Compensation Committee may designate. Performance objectives may be expressed in absolute or relative terms and must include an objective formula or standard for computing the amount of compensation payable to an employee if the goal is attained. The Compensation Committee must certify in writing prior to payment of the performance-based award that the performance objectives and any other material terms of the award were in fact satisfied.

Adjustments of Awards. The Compensation Committee has broad discretion to adjust the Live Nation 2005 Stock Incentive Plan and awards outstanding under the plan to reflect changes in Live Nation capitalization and other corporate events. Generally, in the event of a split-up, spin-off, recapitalization or consolidation of shares or any similar capital adjustment, or a change in the character or class of shares covered by the Live Nation 2005 Stock Incentive Plan or any award made pursuant to the plan, Live Nation will adjust (i) the aggregate number and class of securities which may be issued under the Live Nation 2005 Stock Incentive Plan, (ii) the total number and class of securities which may be covered by awards made to an individual in any calendar year, (iii) the number and class of securities subject to outstanding awards and (iv) where applicable, the exercise price, base price, target market price, or purchase price applicable to outstanding awards, in each case, as required to equitably reflect the effect on Live Nation common stock of such transactions or changes.

Generally, if Live Nation enters into a merger, consolidation, acquisition or disposition of property or stock, separation, reorganization, liquidation or any other similar transaction or event as a result of which the stockholders of Live Nation receive cash, stock or other property in exchange for or in connection with their shares of Live Nation common stock (such transactions are referred to as exchange transactions), all outstanding options and SARs will either (i) become fully vested and exercisable immediately prior to the exchange transaction (and any such outstanding options or SARs which are not exercised before the exchange transaction will terminate upon the exchange transaction) or (ii), at the sole discretion of the Live Nation board of directors, be assumed by and converted into options or SARs for shares of the acquiring company. Unless the Live Nation board of directors determines otherwise, the vesting and other terms and conditions of the converted options and SARs will be substantially the same as the vesting and corresponding other terms and conditions of the original options and SARs. The Live Nation board of directors, acting in its discretion, may accelerate vesting of other non-vested awards, and cause cash settlements and/or other adjustments to be made to any outstanding awards (including options and SARs) as it deems appropriate in the context of an exchange transaction, taking into account with respect to other awards the manner in which outstanding options and SARs are being treated.

Amendment and Termination of the Plan; Term. Except as may otherwise be required by law or the requirements of any stock exchange or market upon which Live Nation common stock may then be listed, the Live Nation board of directors, acting in its sole discretion and without further action on the part of Live Nation stockholders, may amend the Live Nation 2005 Stock Incentive Plan at any time and from time to time and may terminate the Live Nation 2005 Stock Incentive Plan at any time. No such amendment or termination may impair or adversely alter any awards previously granted under the plan (without the consent of the recipient or holder) or deprive any person of shares previously acquired under the plan.

Unless sooner terminated, the plan will terminate on October 26, 2015, the tenth anniversary of the date of its adoption by the Live Nation board of directors.

U.S. Federal Income Tax Consequences

The grant of a stock option or SAR under the Live Nation 2005 Stock Incentive Plan is not a taxable event to the participant for federal income tax purposes. In general, ordinary income is realized upon the exercise of a stock option (other than an ISO) in an amount equal to the excess of the fair market value on the exercise date of the shares acquired pursuant to the exercise over the option exercise price paid for the shares. The amount of ordinary income realized upon the exercise of an SAR is equal to the excess of the fair market value of the shares covered by the exercise over the SAR base price. Live Nation generally will be entitled to a deduction equal to the amount of ordinary income realized by a participant upon the exercise of an option or SAR. The tax basis of shares acquired upon the exercise of a stock option (other than an ISO) or SAR is equal to the value of the shares on the date of exercise. Upon a subsequent sale of the shares, capital gain or loss (long-term or short-term, depending on the holding period of the shares sold) will be realized in an amount equal to the difference between the selling price and the basis of the shares. Certain additional rules apply if the exercise price of an option is paid in shares previously owned by a participant.

No income is realized upon the grant or exercise of an ISO other than for purposes of the alternative minimum tax. Income or loss is realized upon a disposition of shares acquired pursuant to the exercise of an ISO. If the disposition occurs more than one year after the ISO exercise date and more than two years after the ISO grant date, then gain or loss on the disposition, measured by the difference between the selling price and the option exercise price for the shares, will be long-term capital gain or loss. If the disposition of ISO shares occurs within one year of the exercise date or within two years of the grant date, then gain realized on the disposition up to the spread on the exercise date (i.e., the difference between the value of the shares on the date of exercise and the exercise price) will be taxable as ordinary income, and the balance of the gain realized on disposition, if any, will be capital gain. Live Nation is not entitled to a deduction with respect to the exercise of an ISO; however, it is entitled to a deduction corresponding to the ordinary income realized by a participant upon a disposition of shares acquired pursuant to the exercise of an ISO before the satisfaction of the applicable one- and two-year holding period requirements described above.

In general, a participant will realize ordinary income with respect to common stock received pursuant to a restricted stock award at the time the shares become vested in accordance with the terms of the award in an amount equal to the fair market value of the shares at the time they become vested (less any amount paid for the shares, if any), and, except as discussed below, Live Nation is generally entitled to a corresponding deduction. The participant’s tax basis in the shares will be equal to the ordinary income so recognized (plus any amount paid for the shares, if any). Upon subsequent disposition of the shares, the participant will realize long-term or short-term capital gain or loss, depending on the holding period of the shares sold.

A participant may make an early income election pursuant to Section 83(b) of the Code within 30 days of the receipt of restricted shares of common stock, in which case the participant will realize ordinary income on the date the restricted shares are received equal to the difference between the value of the shares on that date and the amount, if any, paid for the shares. In such event, any appreciation in the value of the shares after the date of the award will be taxable as capital gain upon a subsequent disposition of the shares. Live Nation’s deduction is limited to the amount of ordinary income realized by the participant at the time of the early income election.

A participant who receives a deferred stock award will be taxed at ordinary income tax rates at the time of settlement of the deferred stock award on the fair market value of the shares of common stock at the time of settlement (less any amount paid for the shares, if any) and, except as discussed below, Live Nation will generally be entitled to a tax deduction at that time. The participant’s tax basis in the shares will equal the amount taxed as ordinary income (plus any amount paid for the shares, if any), and on subsequent disposition the participant will realize long-term or short-term capital gain or loss.

Other awards will generally result in ordinary income to the participant at the later of the time of delivery of cash, shares or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other awards. Except as discussed below, Live Nation generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an award, but will be entitled to no tax deduction relating to amounts that represent a capital gain to a participant.

Section 162(m) of the Code, which is referred to as Section 162(m), generally allows Live Nation to obtain tax deductions without limit for performance-based compensation. Live Nation intends that options, SARs and performance-based awards granted under the Live Nation 2005 Stock Incentive Plan will qualify as performance-based compensation that is not subject to the $1 million deductibility cap under Section 162(m). However, a number of requirements must be met in order for any particular compensation to so qualify, and there can be no assurance that such compensation under the plan will be fully deductible under all circumstances. In addition, other awards under the Live Nation 2005 Stock Incentive Plan, such as restricted stock and other stock-based awards, generally may not qualify, so that compensation paid to executive officers in connection with such awards may not be deductible.

Certain types of awards under the Live Nation 2005 Stock Incentive Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting of a nonqualified stock option instead of the time of exercise) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). The Live Nation 2005 Stock Incentive Plan and awards granted under the Live Nation 2005 Stock Incentive Plan are intended to be structured and interpreted to comply with Section 409A of the Code or an available exemption from its requirements.

Awards that are granted, accelerated or enhanced upon the occurrence of a change in control of Live Nation may give rise, in whole or in part, to “excess parachute payments” within the meaning of Section 280G of the Code to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained in that provision. Such “excess parachute payments” are not deductible by Live Nation and are subject to an excise tax of 20% payable by the recipient. The Live Nation 2005 Stock Incentive Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974, as amended, which is referred to as ERISA, and is not qualified under Section 401(a) of the Code.

THE ABOVE SUMMARY PERTAINS SOLELY TO CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH AWARDS MADE UNDER THE LIVE NATION 2005 STOCK INCENTIVE PLAN AND DOES NOT PURPORT TO BE COMPLETE. THE SUMMARY DOES NOT ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES AND IT DOES NOT ADDRESS STATE, LOCAL OR NON-U.S. TAX CONSIDERATIONS.

Certain Additional Equity Award Information

The following table provides certain additional information relating to outstanding equity awards and available shares under Live Nation’s equity compensation plans as of September 30, 2009:

Weighted Average Exercise Price of Outstanding Stock Options	$12.11
Weighted Average Remaining Contractual Life of Outstanding Stock Options	7 years
Live Nation Stock Options Outstanding	7,133,200
Unvested Live Nation Restricted Stock Outstanding	867,864
Number of Shares Available for Grants of Live Nation Equity Awards	162,799

New Plan Benefits

Live Nation 2005 Stock Incentive Plan

Awards under the Live Nation 2005 Stock Incentive Plan are generally made in the discretion of the plan administrator and, except as provided below with respect to annual grants to non-employee directors, Live Nation is generally unable to determine the awards that will be granted in the future under the Live Nation 2005 Stock Incentive Plan. The following table sets forth certain information with respect to grants under the Live Nation 2005 Stock Incentive Plan that Live Nation has committed to make to its non-employee directors during the fiscal year ending December 31, 2009. The table does not include any discretionary grants that may be made under the Live Nation 2005 Stock Incentive Plan.

Certain tables below under the general heading “Live Nation Executive Compensation—Compensation Discussion and Analysis” beginning on page 180, including the 2008 Summary Compensation Table, Grants of Plan-Based Awards table, 2008 Outstanding Equity Awards at Fiscal Year End table, and 2008 Option Exercises and Stock Vested table, set forth additional information with respect to prior awards granted to individual named executive officers of Live Nation under the Live Nation 2005 Stock Incentive Plan.

	2009 Stock Awards
Name and Position	Number of Shares		Dollar Value ($)
All current non-employee directors as a group		(1)	1,000,000

(1)	Non-employee directors are each expected to receive $125,000 of restricted stock or restricted stock units during 2009 under the Live Nation revised non-employee director compensation plan, however, the number of shares is not disclosed because the closing stock price on the date of these future grants is not yet determinable, so the actual number of shares cannot yet be calculated.

The following table sets forth certain information with respect to grants of plan-based awards under the Live Nation 2005 Stock Incentive Plan since its inception through October 28, 2009, excluding cancelled or forfeited awards.

	Awards Granted Under Live Nation 2005 Stock Incentive Plan Since Inception through October 28, 2009
Name and Position	Number of Shares Underlying Options	Number of Shares Underlying Restricted Stock
Michael Rapino President, Chief Executive Officer and Director	3,005,000	833,750
Michael Cohl Former Chairman and Chief Executive Officer—Live Nation Artists	10,000	—
Jason Garner Chief Executive Officer—Global Music	425,000	35,000
Alan Ridgeway Chief Executive Officer—International Music	50,000	62,500
Michael Rowles General Counsel	50,000	56,250
Kathy Willard Chief Financial Officer	60,000	60,000
All current executive officers as a group	3,615,000	1,047,500
All current non-employee directors as a group (1)	200,000	149,853
All employees except current executive officers as a group	3,346,950	307,898

(1)	Includes grants to current director nominees as follows:

(a)	grants to Ariel Emanuel of 10,000 shares underlying options and 17,664 shares underlying restricted stock;

(b)	grants to Randall T. Mays of 100,000 shares underlying options and 32,664 shares underlying restricted stock; and

(c)	grants to Connie McCombs McNab of 20,000 shares underlying options and 17,664 shares underlying restricted stock.

Equity Compensation Plan Information

The table below provides information relating to Live Nation’s equity compensation plans as of December 31, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders.	4,804,450	$16.78	2,649,385
Equity compensation plans not approved by security holders	—	—	—
Total	4,804,450	$16.78	2,649,385

The table above does not include shares issuable under Live Nation’s Employee Stock Bonus Plan, as that plan, under which shares of Live Nation common stock are issued in lieu of cash payment at full fair market value, is not considered to be an “equity compensation plan.”

Required Vote; Recommendation of the Live Nation Board of Directors

Approval of the Live Nation plan amendment proposal requires the affirmative vote of a majority of the total voting power of the shares present in person or represented by proxy at the Live Nation annual meeting and entitled to vote thereon, provided that the total votes cast on this proposal represent a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting. For purposes of this vote, an abstention will be counted as present in person or represented by proxy and entitled to vote at the Live Nation annual meeting and, therefore, will have the same effect as a vote “AGAINST” such proposal. A failure to vote (with or without abstention) is not counted as a vote cast, and therefore could also prevent the total votes cast on the Live Nation plan amendment proposal from representing a majority of the shares of Live Nation common stock outstanding as of the Live Nation record date and entitled to vote at the Live Nation annual meeting, but will not otherwise have an effect on this vote.

The Live Nation board of directors recommends a vote “FOR” the Live Nation plan amendment proposal.

Live Nation Proposal 6: Approval of the Adjournment of the Live Nation Annual Meeting, if Necessary and Appropriate

Live Nation is asking its stockholders to vote on a proposal to approve the adjournment of the Live Nation annual meeting, if necessary, to solicit additional proxies.

Required Vote; Recommendation of the Live Nation Board of Directors

Approval of the adjournment of the Live Nation annual meeting, if necessary or appropriate, requires the affirmative vote of a majority of the total voting power of the shares present in person or by proxy at the Live Nation annual meeting and entitled to vote thereon. For purposes of this vote, an abstention will have the same effect as a vote “AGAINST” such proposal. A failure to vote (without abstention) is not counted as a vote cast and will not have an effect on the outcome of the vote for the proposal.

The Live Nation board of directors recommends a vote “FOR” the adjournment of the Live Nation annual meeting, if necessary or appropriate.

Other Matters

The Live Nation board of directors is not aware of any other business that may be brought before the Live Nation annual meeting. If any other matters are properly brought before the Live Nation annual meeting, it is the intention of the designated proxy holders, Mr. Rapino and Ms. Willard, to vote on such matters in accordance with their best judgment.

An electronic copy of Live Nation’s Annual Report on Form 10-K filed with the SEC on March 5, 2009 and each of the amendments thereto are available free of charge on Live Nation’s website at www.livenation.com/investors. A paper copy of the Form 10-K and each of the amendments thereto may be obtained upon written request to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, California 90210

Attention: Investor Relations

The information on Live Nation’s website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings Live Nation makes with the SEC.

YOUR VOTE IS IMPORTANT. Accordingly, you are urged to sign and return the accompanying proxy card or voting instruction card, as the case may be, whether or not you plan to attend the Live Nation annual meeting.

LIVE NATION CORPORATE GOVERNANCE

Live Nation is committed to maintaining high standards of business conduct and corporate governance, which it believes is essential to running its business efficiently, serving its stockholders well and maintaining its integrity in the marketplace. Live Nation has adopted a Code of Business Conduct and Ethics for directors, officers and employees and Board of Directors Governance Guidelines, which, in conjunction with its certificate of incorporation, bylaws and board committee charters, form its framework for governance. All of these documents are publicly available on Live Nation’s website at www.livenation.com/investors or may be obtained upon written request to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, California 90210

Attention: Corporate Secretary

Independence

The Live Nation board of directors currently consists of nine directors, eight of whom are independent (as defined by the Live Nation Board of Directors Governance Guidelines) and one of whom serves as Live Nation’s President and Chief Executive Officer. For a director to be independent, the board of directors must determine, among other things, that a director does not have any direct or indirect material relationship with Live Nation or any of its subsidiaries. The Live Nation board of directors has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements of the NYSE corporate governance standards. The independence guidelines are set forth in Appendix A of the Board of Directors Governance Guidelines.

Applying these independence standards, the Live Nation board of directors has determined that Ariel Emanuel, Robert Ted Enloe, III, Jeffrey T. Hinson, James S. Kahan, L. Lowry Mays, Randall T. Mays, Connie McCombs McNab and Mark Shapiro are all independent directors.

Board Composition and Director Qualifications

Live Nation’s Nominating and Governance Committee periodically assesses the appropriate size and composition of the board of directors, taking into account Live Nation’s specific needs. The committee utilizes various methods for identifying and evaluating candidates for director. Candidates may come to the attention of the committee through recommendations of board members, management, stockholders and professional search firms. Generally, the committee seeks members from diverse professional backgrounds who contribute to the board of directors’ broad spectrum of experience and expertise and have a reputation of integrity. At a minimum, directors should:

•	have experience in positions with a high degree of responsibility;

•	demonstrate strong leadership skills;

•	have the time, energy, interest and willingness to serve as a director; and

•	contribute to the mix of skills, core competencies and qualifications of the board of directors and management.

In addition to recommendations from board members, management and professional search firms, the Nominating and Governance Committee will consider director candidates properly submitted by stockholders. Stockholder recommendations should be sent to the Corporate Secretary at Live Nation’s principal executive offices. The Nominating and Governance Committee will review all potential director nominees in the same manner, regardless of the source of the recommendation, in accordance with its charter.

Code of Business Conduct and Ethics

Live Nation has adopted a Code of Business Conduct and Ethics applicable to all of its directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller, which is a “code of ethics” as defined by applicable SEC rules. The purpose and role of this code is to, among other things, focus Live Nation’s directors, officers and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct and to help enhance and formalize Live Nation’s culture of integrity, honesty and accountability. If Live Nation makes any amendments to this code, other than technical, administrative or other non-substantive amendments, or grants any waivers, including implicit waivers, from any provision of this code that applies to Live Nation’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, or persons performing similar functions, and that relates to an element of the SEC’s “code of ethics” definition, then Live Nation will disclose the nature of the amendment or waiver on its website at www.livenation.com/investors.

Director and Executive Officer Stock Ownership Guidelines

It is the Live Nation board of directors’ policy that all directors and executive officers, consistent with their responsibilities to Live Nation’s stockholders as a whole, hold a significant equity interest in Live Nation. Toward this end, the Live Nation board of directors expects all directors and executive officers to own, or acquire within three years of first becoming a director or executive officer, shares of Live Nation common stock having a market value of at least $100,000.

The Live Nation board of directors recognizes that exceptions to this policy may be necessary or appropriate in individual cases and may approve such exceptions from time to time as it deems appropriate in the interest of Live Nation stockholders.

Communication with the Board

Stockholders and other interested parties may communicate with the board of directors, any committee thereof, the independent or non-management directors as a group or any individual director in writing. All such written communications must identify the recipient and be forwarded by mail to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, California 90210

Attention: General Counsel

The General Counsel will act as agent for the directors in facilitating such communications. In that capacity, the General Counsel may review, sort and summarize the communications.

Complaints about accounting, internal accounting controls or auditing matters may be made by calling Live Nation’s toll-free Business Integrity Hotline at (866) 458-6475, or via e-mail addressed to businessintegrity@livenation.com.

Certain Relationships and Transactions

Live Nation’s Audit Committee is charged with the responsibility of reviewing, approving and overseeing all related-person transactions, as defined in SEC regulations. This responsibility is set forth, in part, in Live Nation’s Code of Business Conduct and Ethics under the heading “Policy on Related-Person Transactions” and in the Audit Committee Charter.

Through a stock purchase agreement in September 2007, Live Nation completed the purchase of all of the equity interests in Concert Productions International Inc. and related companies and subsidiaries, which are collectively referred to as the CPI companies, that Live Nation did not already own. Michael Cohl, a director of Live Nation at the time, owned both a direct and an indirect ownership interest in the CPI companies at the time of the completion of this purchase. The CPI companies and Live Nation concurrently entered into a services agreement with KSC Consulting (Barbados) Inc., which is referred to as KSC, which provided for the executive services of Mr. Cohl, pursuant to which Mr. Cohl served as Chief Executive Officer of the CPI companies and Chairman and Chief Executive Office of Live Nation’s former Live Nation Artists division for a term of five years. In June 2008, the parties entered into an amendment to the services agreement, under which Mr. Cohl will perform consulting services for Live Nation through June 2012. In connection with this amendment, Live Nation paid KSC a lump-sum payment of $4.5 million as full payment for Mr. Cohl’s services under the consulting engagement. As part of that amendment, Mr. Cohl resigned as a director of Live Nation and from all offices he held with Live Nation. For the years ended December 31, 2008, 2007 and 2006, KSC was paid $0.8 million, $1.2 million and $0.6 million, respectively, under the original services agreement. In addition, in March 2008, KSC was awarded a bonus of 41,220 shares of Live Nation’s common stock that were issued in April 2008.

Live Nation has two non-employee directors on its board of directors, L. Lowry Mays and Randall T. Mays, who are also directors of Clear Channel, and serve as Chairman of the Board of Directors and President/Chief Financial Officer, respectively, of Clear Channel. Mr. L. Mays also beneficially owns in excess of 5% of the outstanding common stock of Clear Channel. These directors receive directors’ fees, stock options and restricted stock awards as do Live Nation’s other non-employee directors. For additional information regarding non-employee director compensation, see “Live Nation Proposals—Live Nation Proposal 3: Election of Directors—Director Compensation” beginning on page 161 and the 2008 Director Compensation Table beginning on page 163.

From time to time, Live Nation purchases advertising from Clear Channel and its subsidiaries in the ordinary course of business on arm’s-length terms. In 2008, Live Nation paid Clear Channel approximately $13.2 million for these advertising services. In connection with Live Nation’s spin-off, it entered into various lease and licensing agreements with Clear Channel, the terms of which are between five and thirteen years and primarily relate to office space occupied by Live Nation’s employees. In 2008, Live Nation paid Clear Channel approximately $0.8 million under these agreements.

LIVE NATION SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership

The following table sets forth certain information regarding beneficial ownership of Live Nation common stock as of October 28, 2009, by:

•	each person known by Live Nation to beneficially own more than 5% of Live Nation common stock;

•	each director and director nominee of Live Nation;

•	each of the executive officers named in Live Nation’s 2008 Summary Compensation Table; and

•	all of Live Nation’s executive officers, directors and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and regulations. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, Live Nation believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership also includes shares of Live Nation common stock subject to options currently exercisable on or before December 27, 2009 (60 days after October 28, 2009); provided, however, that these shares are not deemed outstanding for computing the percentage ownership of each other person. The percentage of beneficial ownership is based on 84,540,589 shares of Live Nation common stock outstanding (or deemed to be outstanding under SEC rules and regulations) as of October 28, 2009. Unless otherwise indicated, the address of each of the stockholders listed below is c/o Live Nation, Inc., 9348 Civic Center Drive, Beverly Hills, California 90210.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Michael Cohl (1)	4,531,514	5.4%
Ariel Emanuel (2)	22,664	*
Robert Ted Enloe, III (3)	28,664	*
Jeffrey T. Hinson (4)	35,664	*
James S. Kahan (5)	78,964	*
L. Lowry Mays (6)	2,996,979	3.5%
Randall T. Mays (7)	233,216	*
Connie McCombs McNab (8)	290,735	*
Michael Rapino (9)	1,268,939	1.5%
Jason Garner (10)	148,397	*
Alan Ridgeway (11)	87,500	*
Michael Rowles (12)	78,627	*
Kathy Willard (13)	101,357	*
All directors and executive officers as a group (13 persons) (14)	9,903,220	11.6%
Shapiro Capital Management LLC (15)	11,926,867	14.1%
Capital Research Global Investors (16)	6,425,000	7.6%
Harris Associates L.P. (17)	5,006,490	5.9%

*	Percentage of common stock beneficially owned by the named stockholder does not exceed one percent of Live Nation common stock.

(1)	Includes 268,967 shares held by Concert Productions International Inc. and 50,131 shares held by CPI Entertainment Rights, Inc., of which Mr. Cohl has sole voting control; and options to purchase 5,000 shares of Live Nation common stock. Also includes 37,510 shares held by KSC, 1,483,906 shares held by SAMCO Investments Ltd. and 2,150,000 shares held by SQ Portfolio Management Inc., of which Mr. Cohl has pecuniary interests; however, Mr. Cohl disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Cohl resigned from the Live Nation board of directors in June 2008 so this security ownership information represents the most recent information Mr. Cohl reported to Live Nation.

(2)	Includes options to purchase 5,000 shares of Live Nation common stock and 7,500 shares of unvested restricted stock.

(3)	Includes options to purchase 11,000 shares of Live Nation common stock and 6,000 shares of unvested restricted stock.

(4)	Includes options to purchase 13,000 shares of Live Nation common stock and 6,500 shares of unvested restricted stock.

(5)	Includes 31,300 shares held by trusts of which Mr. J. Kahan is the trustee, but not a beneficiary; includes options to purchase 5,000 shares of Live Nation common stock and includes 7,500 shares of unvested restricted stock.

(6)	Includes 6,057 shares held by trusts of which Mr. L. Mays is the trustee, but not a beneficiary; 1,392,730 shares in Grantor Retained Annuity Trusts, which is referred to as a GRAT, for Lowry Mays and 1,392,729 shares in a GRAT for Peggy Mays; 167,864 shares held by the Mays Family Foundation; 6,935 shares held by the Clear Channel Foundation over which Mr. L. Mays has either sole or shared investment or voting authority; options to purchase 13,000 shares of Live Nation common stock; and 4,000 shares of unvested restricted stock.

(7)	Includes 38,198 shares held by trusts of which Mr. R. Mays is the trustee, but not a beneficiary; 87,834 shares in a GRAT for Randall Mays and 9,519 in a GRAT for Paula Mays; options to purchase 65,000 shares of Live Nation common stock; and 10,000 shares of unvested restricted stock.

(8)	Includes 260,071 shares held by McCombs Family Ltd., over which Ms. McNab has shared investment or voting authority; options to purchase 13,000 shares of Live Nation common stock; and 4,000 shares of unvested restricted stock.

(9)	Includes options to purchase 502,500 shares of Live Nation common stock and 437,813 shares of unvested restricted stock.

(10)	Includes options to purchase 62,500 shares of Live Nation common stock and 20,000 shares of unvested restricted stock.

(11)	Includes options to purchase 25,000 shares of Live Nation common stock and 46,875 shares of unvested restricted stock.

(12)	Includes options to purchase 25,000 shares of Live Nation common stock and 35,937 shares of unvested restricted stock.

(13)	Includes options to purchase 30,000 shares of Live Nation common stock and 30,000 shares of unvested restricted stock.

(14)	Includes 75,555 shares held by trusts of which such persons are trustees, but not beneficiaries; 2,882,812 shares held in a GRAT; 167,864 shares held by the Mays Family Foundation; 6,935 shares held by the Clear Channel Foundation; 260,071 shares held by McCombs Family Ltd.; 268,967 shares held by Concert Productions International Inc.; 50,131 shares held by CPI Entertainment Rights, Inc.; 37,510 shares held by KSC; 1,483,906 shares held by SAMCO Investments Ltd.; 2,150,000 shares held by SQ Portfolio Management Inc.; 775,000 stock options; and 616,125 shares of unvested restricted stock.

(15)	Address: 3060 Peachtree Road, Ste. 1555 N.W., Atlanta, Georgia 30305. Information is based solely on a Schedule 13G filed by Shapiro Capital Management LLC and Samuel R. Shapiro with the SEC on December 31, 2008. Such Schedule 13G states that the reporting persons aggregately have sole voting power with respect to 9,368,760 shares, shared voting power with respect to 2,558,107 shares and sole dispositive power with respect to all shares.

(16)	Address: 333 South Hope Street, Los Angeles, California 90071. Information is based solely on a Schedule 13G filed by Capital Research Global Investors with the SEC on February 9, 2009. Such Schedule 13G states that the filer has sole voting and dispositive power with respect to all the shares.

(17)	Address: Two North LaSalle Street, Suite 500, Chicago, Illinois 60602. Information is based solely on a Schedule 13G filed by Harris Associates L.P. and Harris Associates Inc. with the SEC on January 27, 2009. Such Schedule 13G states that the reporting persons aggregately have sole voting and dispositive power with respect to all the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Live Nation’s directors and executive officers and holders of more than 10% of Live Nation common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are required by SEC regulations to furnish Live Nation with copies of all Section 16(a) forms they file.

Based solely on Live Nation’s review of the Section 16(a) forms received by it, or written representations from reporting persons that no such forms were required to be filed, as applicable, Live Nation believes that the reporting persons complied with all of the Section 16(a) filing requirements during the 2008 fiscal year, except that Michael Cohl filed a late Form 4 in April 2008 regarding the acquisition of shares by KSC and the related surrender of shares to satisfy tax withholding obligations. In addition, Michael Rowles filed a late Form 4 in April 2008 regarding his surrender of restricted stock to satisfy tax withholding obligations related to the vesting of a restricted stock grant.

LIVE NATION EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis may contain statements regarding historical and/or future individual and company performance measures, targets and other goals. These goals are disclosed in the limited context of Live Nation’s executive compensation program and should not be understood to be statements of management’s or the Live Nation board of directors’ expectations or estimates of results or other guidance. Live Nation specifically cautions investors not to apply these statements to other contexts.

Compensation Philosophy and Objectives

Live Nation’s executive compensation program is designed to attract, motivate, reward and retain talented individuals who are essential to its continued success. In determining the form and amount of compensation payable to Live Nation’s named executive officers, the Compensation Committee is guided by the following objectives and principles:

•

Compensation should tie to performance. Live Nation aims to foster a pay-for-performance culture, with a substantial amount of executive compensation “at risk.” Accordingly, a significant portion of total compensation is tied to and varies with Live Nation’s financial, operational and strategic performance, as well as individual performance.

•

Compensation should encourage and reward the achievement of specific corporate and departmental goals and initiatives. From time to time, Live Nation sets specific corporate and/or departmental goals and initiatives pertaining to, among other things, growth, productivity and people. Currently, Live Nation is primarily emphasizing, and the executive compensation program is designed primarily to reward, (i) growth in operating income before certain unusual and/or non-cash charges, depreciation and amortization (including impairments), loss or gain on sale of operating assets and non-cash compensation expense, and including any pro forma adjustments in respect of acquisitions or divestitures, which is referred to as adjusted operating income, and (ii) the achievement of various personal performance objectives.

•

Compensation should establish common goals for executives and their key reports. Live Nation endeavors to set consistent performance targets for multiple layers of executives. By establishing common goals, Live Nation encourages a coordinated approach to managing the company that it believes will be most likely to increase stockholder value in the long term.

•

Compensation should align executives’ interests with those of Live Nation’s stockholders. Equity-based compensation encourages executives to focus on Live Nation’s long-term growth and prospects and to manage the company from the perspective of its stockholders.

Within this framework, Live Nation strives to maintain executive compensation levels that are fair, reasonable and competitive.

Compensation Setting Process

Compensation determinations made during 2008 affecting Live Nation’s named executive officers were based primarily on the Compensation Committee’s assessments of the appropriate levels of compensation required to recruit and retain top-level executive talent, based on industry standards and input from Live Nation’s Chief Executive Officer with respect to Live Nation’s other named executive officers, as well as the Compensation Committee’s review of what Live Nation had paid executives in such roles historically.

In addition, during 2008 the Compensation Committee and management jointly worked with Watson Wyatt Worldwide to assess various elements of Live Nation’s executive compensation program, including the Live Nation’s long-term equity incentive program. This process, however, did not result in any specific recommendations that were implemented by the Live Nation board of directors or the Compensation Committee with respect to the compensation of Live Nation’s named executive officers or other employees.

The Compensation Committee approves all material compensation decisions for the named executive officers, including the grant of all equity awards. Michael Rapino, Live Nation’s President and Chief Executive Officer, annually reviews the named executive officers’ performance, other than his own performance, which is reviewed by the Compensation Committee. The results of these evaluations, including recommendations on any salary adjustments, cash bonus amounts, performance targets and/or equity awards, are presented by Mr. Rapino to the Compensation Committee for consideration and approval. Mr. Rapino regularly attends meetings of the Compensation Committee and, upon the committee’s request, provides various compensation and performance information to the committee. The Compensation Committee also meets in executive session without Mr. Rapino to discuss compensation matters pertaining to Mr. Rapino. On occasion, other named executive officers and members of management meet with the Compensation Committee to provide performance and other relevant data to the committee.

The Compensation Committee recognizes that, in certain circumstances, it is appropriate to enter into written compensatory agreements with key executives to provide greater stability and certainty that permits the executives to remain focused on their duties and responsibilities and better promote the interests of Live Nation stockholders. Each of the named executive officers has entered into an employment agreement with Live Nation, other than Michael Cohl, who resigned as an executive officer of Live Nation in June 2008, but continues to provide services as a consultant to Live Nation under a written consulting agreement. The employment agreements generally set forth information regarding base salary, cash performance awards, equity incentive awards, severance benefits and change-in-control vesting, as well as other employee benefits.

Certain named executive officers are entitled to accelerated vesting of their equity awards upon the occurrence of a change of control, which is referred to as a single trigger, to ensure that these executives receive the full benefit of their long-term compensation in a manner consistent with benefits realized by Live Nation stockholders. During 2008, none of Live Nation’s named executive officers was eligible to receive severance or comparable cash payments upon the occurrence of a change of control, absent a qualifying termination, which is referred to as a double trigger, because the severance benefits contained in the employment agreements were intended to provide protection in connection with the loss of employment (including a loss of employment related to a corporate transaction) rather than merely incentivize the closing of a transaction. In 2009, however, Live Nation entered into an amendment to Mr. Rapino’s existing employment agreement that provides Mr. Rapino with a cash payment upon the completion of the Merger (apart from his severance, which remains “double trigger”) in order to separately reward Mr. Rapino for his extraordinary efforts in connection with the Merger. For further discussion of the employment and consulting agreements, see “Agreements Related to the Merger—New Employment Arrangements” beginning on page 148 and “—Employment Agreements” beginning on page 191.

Compensation Program Components

Live Nation’s executive compensation program consists of the following components:

•	base salary;

•	cash performance bonuses;

•	long-term equity incentive awards; and

•	employee benefits and other perquisites.

The Compensation Committee believes that these components function together to provide a strong compensation program that enables Live Nation to attract and retain top talent while simultaneously aligning the interests of its officers with those of its stockholders. The Compensation Committee has not adopted a formal policy or practice for the allocation of (i) base salary versus incentive compensation, (ii) cash bonuses versus equity compensation or (iii) equity grants amongst various award types. Rather, the Compensation Committee seeks to flexibly tailor each executive’s total compensation package to include these various components in a manner designed to motivate and retain most effectively that particular executive, while still aligning the executive’s interests with those of Live Nation’s stockholders. For these reasons, the Compensation Committee has not relied on formal benchmarking or peer group analysis in determining its compensation programs, though industry standards and informal reviews of compensation paid to executives of Live Nation’s competitors are taken into consideration in this process.

Base Salary. The Compensation Committee believes that competitive levels of cash compensation, together with equity and other long-term incentive programs, are necessary for the motivation and retention of executive officers. Base salaries provide executives with a predictable level of monthly income and help achieve the compensation program’s objectives by attracting and retaining strong talent. The employment agreements set the base salaries of the named executive officers, with annual adjustments, if any, being made by the Compensation Committee in its discretion (unless such annual adjustments are provided generally to all employees in accordance with company policy). In some cases, the agreements provide for minimum annual increases in an executive’s base salary to provide additional retention incentive to these executives.

Base salaries for executive officers are established at the time the employment and/or services agreements are entered into or amended and are based on negotiations with the executives and on the Compensation Committee’s assessments of the salaries necessary and appropriate to recruit and/or retain the individual executives for their particular positions. These assessments include informal reviews of compensation paid to executives of comparable companies and competitors of Live Nation. In establishing the base salaries of Live Nation’s executive officers, the members of the Compensation Committee also bring to bear their own judgment of appropriate compensation based on their individual professional experiences.

For further discussion of the base salaries of the named executive officers, see “—Employment Agreements” beginning on page 191.

Cash Performance Bonuses. Annual cash bonus eligibility is provided to each of the named executive officers to reward the achievement of corporate, departmental and/or individual accomplishments and to tie compensation to performance, each in keeping with Live Nation’s compensation philosophy. In February 2009, the Compensation Committee reviewed the named executive officers’ performance during 2008 and awarded cash performance bonuses to each of the named executive officers based on the achievement of adjusted operating income (both corporate and, where applicable, divisional) on a pro forma basis. In certain circumstances, the Compensation Committee awarded bonuses in excess of targets to reward Live Nation’s named executive officers for exceptional performance during a particularly challenging period. In general, annual cash bonus eligibility for the named executive officers’ key reports was also based on adjusted operating income on a pro forma basis in order to encourage a coordinated approach to managing Live Nation in keeping with its compensation philosophy.

Live Nation believes that adjusted operating income is the primary metric on which its performance is evaluated by financial analysts and the investment community generally. Internally, Live Nation reviews adjusted operating income on a pro forma basis to evaluate the performance of its operating segments, and believes that this metric assists investors by allowing them to evaluate changes in the operating results of its businesses separate from non-operational factors that affect net income, thus providing insights into both operations and the other factors that affect reported results.

For 2008, each named executive officer other than Mr. Cohl was awarded a cash performance bonus as follows:

•

Michael Rapino. Mr. Rapino’s cash bonus eligibility for 2008 was based on Live Nation’s achievement of company adjusted operating income on a pro forma basis. In April 2008, the Compensation Committee set a performance target for Mr. Rapino of $189 million of company adjusted operating income for the year and a target bonus of $1,000,000. In February 2009, the Compensation Committee

determined that, on a pro forma basis, Live Nation had achieved 103% of this performance target and, in recognition of such extraordinary performance in a uniquely challenging economic environment, awarded Mr. Rapino a cash performance bonus of $2,000,000 for 2008. Of that amount, $50,000 was offset against the remainder of the retention bonus granted to Mr. Rapino upon the execution of his employment agreement in October 2007, and the remaining $1,950,000 was paid in cash.

•

Jason Garner. Mr. Garner’s cash bonus eligibility for 2008 was based on Live Nation’s achievement of adjusted operating income on a pro forma basis, both for the North American Music division and for Live Nation as a whole. In April 2008, the Compensation Committee set a target bonus for Mr. Garner of $700,000, based 75% on the achievement of $80.1 million of North American Music adjusted operating income for the year and 25% on the achievement of $189 million of company adjusted operating income. In February 2009, the Compensation Committee determined that, on a pro forma basis, the North American Music division had achieved 131% of its performance target and Live Nation had achieved 103% of its overall company performance target and, in recognition of such extraordinary performance in a uniquely challenging economic environment, awarded Mr. Garner a cash performance bonus of $850,000 for 2008. Of that amount, $650,000 was offset against the retention bonus granted to Mr. Garner upon the execution of his employment agreement in March 2008, and the remaining $200,000 was paid in cash.

•

Alan Ridgeway. Mr. Ridgeway’s cash bonus eligibility for 2008 was based on Live Nation’s achievement of adjusted operating income on a pro forma basis, both for the International Music division and Live Nation as a whole. In April 2008, the Compensation Committee set a target bonus for Mr. Ridgeway of $390,000, based 75% on the achievement of $86.4 million of International Music adjusted operating income for the year and 25% on the achievement of $189 million of company adjusted operating income. In February 2009, the Compensation Committee determined that, on a pro forma basis, the International Music division had missed its performance target, with 94% of the target achieved, and that Live Nation had achieved 103% of its overall company performance target. In satisfaction of the 25% of Mr. Ridgeway’s target bonus that was based on the achievement of company adjusted operating income on a pro forma basis, the Compensation Committee awarded Mr. Ridgeway a cash performance bonus of $97,500 for 2008, all of which was offset against the remainder of the $1 million retention bonus granted to Mr. Ridgeway upon the execution of an amendment to his then-current employment agreement in August 2006.

•

Michael Rowles. Mr. Rowles’ cash bonus eligibility for 2008 was based on Live Nation’s achievement of company adjusted operating income on a pro forma basis. In April 2008, the Compensation Committee set a performance target for Mr. Rowles of $189 million of company adjusted operating income for the year and a target bonus of $300,000. In February 2009, the Compensation Committee determined that, on a pro forma basis, Live Nation had achieved 103% of its performance target and, in recognition of such extraordinary performance in a uniquely challenging economic environment, awarded Mr. Rowles a cash performance bonus of $425,000 for 2008.

•

Kathy Willard. Ms. Willard’s cash bonus eligibility for 2008 was based on Live Nation’s achievement of company adjusted operating income on a pro forma basis. In April 2008, the Compensation Committee set a performance target for Ms. Willard of $189 million of company adjusted operating income for the year and a target bonus of $300,000. In February 2009, the Compensation Committee determined that, on a pro forma basis, Live Nation had achieved 103% of its performance target and, in recognition of such extraordinary performance in a challenging economic environment, awarded Ms. Willard a cash performance bonus of $575,000 for 2008.

For further discussion of the named executive officers’ performance bonuses, see “—2008 Summary Compensation Table” and “—Grants of Plan-Based Awards” beginning on pages 188 and 190, respectively.

Long-Term Equity Incentive Awards. From time to time, Live Nation grants long-term equity incentive awards to the named executive officers in an effort to reward long-term performance, to promote retention, to allow them to participate in Live Nation’s long-term growth and profitability and to align their interests with those of Live Nation stockholders, each in keeping with Live Nation’s compensation philosophy. Since Live Nation’s spin-off from Clear Channel, all long-term equity awards to named executive officers have been granted under the Live Nation 2005 Stock Incentive Plan and approved by either the Compensation Committee or the Live Nation board of directors.

The Compensation Committee and the Live Nation board of directors administer the Live Nation 2005 Stock Incentive Plan, including selecting award recipients, setting the exercise price, if any, of awards, fixing all other terms and conditions of awards and interpreting the provisions of the Live Nation 2005 Stock Incentive Plan. The following equity awards, among others, may be granted under the Live Nation 2005 Stock Incentive Plan:

•	stock options;

•	restricted stock;

•	deferred stock;

•	stock appreciation rights; and

•	performance-based cash and equity awards.

Mr. Rapino was the only named executive officer to receive any long-term equity awards during 2008. On April 15, 2008, the Compensation Committee granted to Mr. Rapino a restricted stock award of an aggregate of 150,000 shares. That award was made pursuant to Mr. Rapino’s amended and restated employment agreement and comprised two separate grants:

•

100,000 restricted shares, which were to vest 50% on March 31, 2009 upon the achievement of $189 million of Live Nation adjusted operating income on a pro forma basis for 2008 and, if such target was achieved, the remaining 50% on March 31, 2010, subject to Mr. Rapino’s continued employment. If the financial performance target was missed, a percentage of the shares, ranging from 5%–100%, were to have been forfeited based on a sliding scale of Live Nation adjusted operating income on a pro forma basis.

In February 2009, the Compensation Committee determined that, on a pro forma basis, the adjusted operating income target had been achieved. Accordingly, 50% of these shares vested on March 31, 2009 and the remaining 50% will vest on March 31, 2010 in accordance with their terms.

•

50,000 restricted shares, which were to vest 50% on March 31, 2009 upon the achievement of the following operational performance targets, with the remaining 50% to vest on March 31, 2010, subject to Mr. Rapino’s continued employment: (i) Live Nation’s ticketing platform having been operational as of January 1, 2009 and (ii) Live Nation having raised adequate financing during 2008, as determined in the discretion of the Compensation Committee, where the Compensation Committee contemplated the sale of Live Nation’s motor sports business as a potential source of financing at the time of grant. If the operational performance targets were not achieved, the shares were to have been forfeited in their entirety.

In February 2009, the Compensation Committee determined that both operational performance targets had been met, the latter primarily through the successful sale of Live Nation’s motor sports business. Accordingly, 50% of these shares vested on March 31, 2009 and the remaining 50% will vest on March 31, 2010 in accordance with their terms.

Timing of Equity Grants. In March 2007, the Compensation Committee adopted guidelines regarding the timing of equity award grants to help ensure compliance with applicable securities regulations and facilitate the administration of its stock incentive plan. Under those guidelines, the Compensation Committee generally (i) grants annual long-term equity awards to Live Nation employees, including its named executive officers, in approximately the first quarter of each calendar year, usually in connection with the first meeting of the Live Nation board of directors in such year, and (ii) grants additional awards, if any, to new hires or other key employees as appropriate on a quarterly basis, generally during the two weeks following the release of its financial results for the prior fiscal quarter. The Compensation Committee may nevertheless elect to make equity awards at other times as it deems necessary or appropriate, and did so in certain cases during 2008. In the event that material non-public information becomes known to the Compensation Committee prior to granting an equity award, the Compensation Committee will take the existence of such information under advisement and make an assessment in its business judgment whether to delay the grant of the equity award in order to avoid any impropriety. Beginning in 2009, the Live Nation board of directors will also make annual grants of either restricted stock or restricted stock units to each of its non-employee directors. For additional information, see “Live Nation Proposals—Live Nation Proposal 3: Election of Directors—Director Compensation” beginning on page 161 and the 2008 Director Compensation Table beginning on page 163. For a discussion of share ownership guidelines applicable to its named executive officers, see “Live Nation Corporate Governance—Director and Executive Officer Stock Ownership Guidelines” beginning on page 175.

Employee Benefits and Other Perquisites. The named executive officers are eligible to participate in Live Nation’s Group Benefits Plan, which is generally available to all Live Nation full-time employees and which includes medical, vision, dental, company-paid life and accidental death or dismemberment, supplemental life and accidental death or dismemberment and short- and long-term disability insurance, flexible spending accounts (health and dependent care) and an employee assistance program. Additionally, Live Nation employees are entitled to paid vacation, sick leave and other paid holidays. The Compensation Committee believes that Live Nation’s commitment to provide the above benefits recognizes that the health and well-being of its employees contribute directly to a productive and successful work life that enhances results for Live Nation and its stockholders.

In addition to the employee benefits discussed above, the named executive officers receive certain perquisites, as appropriate to their particular circumstances, which are not generally available to all Live Nation employees. In 2008:

•

Mr. Rapino received an automobile allowance and a reimbursement for the tax expense associated with that allowance, both pursuant to the terms of his employment agreement, as well as a complimentary membership to the House of Blues® Foundation Room.

•	Mr. Ridgeway received a complimentary membership to the House of Blues® Foundation Room and a complimentary ticket to a Live Nation event for a family member.

•

Ms. Willard was reimbursed $37,070 for costs related to her relocation to Los Angeles from Houston, including closing costs on the purchase of her home in Los Angeles, travel expenses for her and her spouse to Los Angeles to permanently relocate and other miscellaneous relocation expenses, as well as for the taxes associated with those travel and relocation costs. Those reimbursements were all pursuant to her employment agreement. Ms. Willard also received a complimentary membership to the House of Blues® Foundation Room and complimentary tickets to Live Nation events for family members.

Messrs. Garner, Rowles and Cohl did not receive material perquisites during 2008.

Live Nation is a live entertainment company, and from time to time its directors and certain employees, including the named executive officers, receive complimentary tickets to live events that are produced and/or promoted by Live Nation. Regular attendance at Live Nation events is integrally and directly related to the performance of the named executive officers’ duties, and Live Nation therefore does not consider their receipt of these tickets, or reimbursement for associated travel or other related expenses, to constitute a perquisite. To the extent the named executive officers are accompanied to such events by family or friends, however, the incremental costs to Live Nation associated with those guests’ attendance are deemed to be perquisites.

From time to time, the Compensation Committee reviews its perquisite program to determine if any adjustments are appropriate. For further discussion of the above perquisites, see “—2008 Summary Compensation Table” beginning on page 188.

Employee Stock Bonus Plan

Live Nation’s named executive officers, employees and consultants are eligible to participate in the Live Nation Employee Stock Bonus Plan, which was adopted by the Compensation Committee in March 2008 and amended by the Compensation Committee in February 2009. The Employee Stock Bonus Plan authorizes Live Nation to issue shares of Live Nation common stock in lieu of payment of a cash bonus which a participant is entitled to receive under any bonus or compensation plan or agreement maintained by Live Nation or any of its subsidiaries if the participant so elects. The Compensation Committee has the exclusive authority to administer the Employee Stock Bonus Plan, including the power to select to whom an election to receive shares of Live Nation common stock in payment of a cash bonus is to be extended and to determine the terms and conditions of such issuance. The number of shares of Live Nation common stock to be issued in payment of any cash bonus under the Employee Stock Bonus Plan is equal to the amount of the cash bonus divided by the fair market value of a share of Live Nation common stock on the date that the cash bonus would otherwise be payable in cash. Live Nation believes that making the Employee Stock Bonus Plan available to certain officers and other employees encourages them to make more significant investments in Live Nation stock and further align their interests with those of Live Nation’s stockholders, in keeping with Live Nation’s compensation philosophy.

Nonqualified Deferred Compensation Plan

Live Nation maintains a nonqualified deferred compensation plan under which named executive officers, directors and other designated management employees may defer a portion of their annual compensation, including, as applicable, salary, director fees, commissions and bonuses. By participating in this plan, named executive officers may delay taxes on both deferred amounts and earnings on those amounts, and may also be eligible to receive matching contributions on deferrals from Live Nation. Live Nation believes that offering its named executive officers a vehicle for saving and generating earnings on their savings in a tax-deferred manner provides a valuable benefit that helps Live Nation to retain top talent. For a description of the terms of Live Nation’s nonqualified deferred compensation plan, see “—2008 Nonqualified Deferred Compensation” beginning on page 202.

401(k) Savings Plan

Live Nation maintains a 401(k) Savings Plan for all employees, including the named executive officers, as a source of retirement income. Generally, Live Nation’s full-time employees that are at least 21 years of age are eligible to participate in the plan immediately upon hire, and its part-time, seasonal and temporary employees that are at least 21 years of age are eligible to participate in the plan upon completing one year of service and a minimum of 1,000 hours of service. Fidelity Investments is the independent plan trustee. As of December 31, 2008, participants had the ability to direct contributions into specified mutual funds within the Fidelity family of funds, as well as other outside investment vehicles. Currently, Live Nation common stock is not an investment option under the plan. Although Live Nation is not currently making matching contributions under the 401(k) Savings Plan, it has made matching contributions in the past, including during 2008, and may make matching contributions in the future. Matching contributions, if any, vest 50% after the employee’s second full year of service and 100% after the third full year of service, after which all matching contributions are fully vested at the time they are made. Live Nation believes that offering its named executive officers this additional vehicle for saving and generating earnings on their savings in a tax-deferred manner provides a valuable benefit that helps it to retain top talent.

For further discussion of the named executive officers’ participation in the 401(k) Savings Plan, see “—2008 Summary Compensation Table” beginning on page 188.

Tax and Accounting Considerations

Tax Considerations. Section 162(m) places a limit of $1 million on the amount of compensation Live Nation may deduct for federal income tax purposes in any one year with respect to Live Nation’s Chief Executive

Officer and the next three most highly compensated officers, other than its Chief Financial Officer, which are referred to as the Covered Persons. However, performance-based compensation that meets certain requirements may be excluded from this $1 million limitation.

In reviewing the effectiveness of Live Nation’s executive compensation program and determining whether to structure its compensation to avoid the imposition of this $1 million deduction limitation, the Compensation Committee considers the anticipated tax treatment to Live Nation and to the Covered Persons of various payments and benefits. However, the deductibility of certain compensation payments depends, in part, upon the timing of an executive’s exercise of previously granted awards, as well as other factors that may be beyond the Compensation Committee’s control. While the tax impact of any compensation arrangement is one factor to be considered in determining appropriate compensation, such impact is evaluated in light of the Compensation Committee’s overall compensation philosophy and objectives. For these and other reasons, including preservation of flexibility in compensating the named executive officers in a manner designed to promote varying corporate goals, the Compensation Committee did not, during 2008, limit executive compensation to that which is deductible under Section 162(m) and has not adopted a policy requiring all compensation to be structured in this manner.

The Compensation Committee does consider various alternatives designed to preserve the deductibility of compensation and benefits to the extent reasonably practicable and to the extent consistent with Live Nation’s other compensation objectives, including the objective of retaining the discretion it deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. Going forward, Live Nation may establish annual performance criteria under the Live Nation, Inc. 2006 Annual Incentive Plan, as Amended and Restated, and/or the Live Nation 2005 Stock Incentive Plan in an effort to ensure deductibility of certain of Live Nation’s named executive officers’ incentive compensation. The Compensation Committee may, however, continue to award compensation which may not be fully deductible if it determines that such compensation is consistent with its philosophy and is in Live Nation’s and its stockholders’ best interests.

The Compensation Committee also endeavors to structure executive officers’ compensation in a manner that is either compliant with, or exempt from the application of, Section 409A of the Code, which provisions may impose significant additional taxes on non-conforming, nonqualified deferred compensation (including certain equity awards, severance, incentive compensation, traditional deferred compensation and other payments). Again, the tax impact of any compensation arrangement is one factor to be considered in determining appropriate compensation, and such impact is evaluated in light of the Compensation Committee’s overall compensation philosophy and objectives.

Accounting Considerations. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to equity compensation awards. As accounting standards change, Live Nation may revise certain programs to appropriately align accounting expenses of its equity awards with its overall executive compensation philosophy and objectives, but will consider any changes in light of its overall compensation philosophy.

2008 Summary Compensation Table

The following table sets forth summary information concerning the compensation for each of Live Nation’s named executive officers for all services rendered in all capacities to Live Nation during the fiscal years ended December 31, 2006, 2007 and 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (10)	Total ($)
Michael Rapino, President, Chief Executive Officer and Director (3)	2008 2007 2006	1,001,140 950,700 636,083	— 1,000,000 —	4,107,696 3,666,674 223,022	1,403,160 3,150,793 340,517	1,950,000 — —	42,885 38,106 12,120	8,504,881 8,806,273 1,211,742

Michael Cohl, Chairman and Chief Executive Officer—Live Nation Artists and Director (4) (5)	2008 2007	5,250,000 1,208,333	— 500,000	— —	16,941 41,944	— —	— —	5,266,941 1,750,277

Jason Garner, Chief Executive Officer— Global Music (4) (6)	2008 2007	720,561 468,403	650,000 1,000,000	167,944 122,938	218,438 445,427	200,000 —	— —	1,956,943 2,036,768

Alan Ridgeway, Chief Executive Officer— International Music (7)	2008 2007 2006	556,554 510,061 440,000	— — 1,000,000	(30,731 307,953 166,434)	84,707 209,722 —	— — —	58,105 49,752 32,400	668,635 1,077,488 1,638,834

Michael Rowles, General Counsel (8)	2008 2007 2006	500,706 425,454 321,282	— 300,000 —	(93,029 440,613 104,517)	84,707 209,722 —	425,000 — 200,000	— — 890	917,384 1,375,789 626,689

Kathy Willard, Chief Financial Officer (9)	2008 2007 2006	475,793 368,325 309,213	— 300,000 —	313,765 171,447 —	84,638 109,114 25,412	575,000 — —	65,666 76,177 5,500	1,514,862 1,025,063 340,125

(1)	For Mr. Rapino the amounts set forth in these columns reflect shares of Live Nation restricted stock or stock options, as applicable, granted during 2005, 2007 and 2008; for Mr. Ridgeway and Ms. Willard, the amounts reflect shares of Live Nation restricted stock and stock options granted during 2005 and 2007; for Mr. Rowles the amounts reflect shares of Live Nation restricted stock and stock options granted during 2006, 2007 and 2008; for Mr. Garner the amounts reflect shares of Live Nation restricted stock and stock options granted during 2006 and 2007 and for Mr. Cohl the amounts reflect stock options granted in his capacity as a director during 2007. The amounts listed are equal to the compensation cost recognized during the relevant year for financial statement purposes in accordance with SFAS No. 123R, except that no assumptions for forfeitures were included. Additional information related to the calculation of the compensation cost is set forth in Note 15 of the Notes to Consolidated Financial Statements of Live Nation’s Annual Report on Form 10-K for the year ended December 31, 2008. All of these awards were granted under the Live Nation 2005 Stock Incentive Plan. Dividends, if any, are paid on shares of Live Nation restricted stock at the same rate as paid on Live Nation common stock.

(2)	For Ms. Willard and Messrs. Rapino, Garner and Rowles, the amounts set forth in this column for 2008 reflect a cash performance bonus that was paid in 2009, but was earned based upon obtaining 2008 financial goals. For further discussion of these bonus payments, see “—Compensation Discussion and Analysis” beginning on page 180.

(3)

Mr. Rapino’s bonus for 2007 represents a cash retention bonus paid in October 2007 that is offset against any subsequent performance bonuses earned by Mr. Rapino. For 2007 and 2008, Mr. Rapino was awarded performance bonuses of $950,000 and $2,000,000, respectively, which were offset against this cash retention bonus. Mr. Rapino’s non-equity incentive plan compensation for 2008 represents the portion of the performance bonus noted above that was not offset against the retention bonus. For further discussion of this retention bonus and Mr. Rapino’s cash performance bonus for 2008, see “—Compensation Discussion and Analysis” beginning on page 180.

(4)	Mr. Cohl and Mr. Garner did not serve as named executive officers during 2006.

(5)	Mr. Cohl’s services are provided to Live Nation through its Services Agreement with KSC. Pursuant to an amendment to the Services Agreement during June 2008, Mr. Cohl resigned as a director of Live Nation and from all offices he held with Live Nation and received a lump-sum payment of $4,500,000 as full payment for consulting services under the amended Services Agreement, though Mr. Cohl continues to provide consulting services under this agreement.

(6)	Mr. Garner’s bonus for 2008 represents a cash retention bonus paid in March 2008 that is offset against any subsequent performance bonuses earned by Mr. Garner. For 2008, Mr. Garner was awarded a performance bonus of $850,000 which was offset against this cash retention bonus. Mr. Garner’s non-equity incentive plan compensation for 2008 represents the portion of the performance bonus noted above that exceeded the amount required to be offset against the retention bonus. For further discussion of this retention bonus and Mr. Garner’s cash performance bonus for 2008, see “—Compensation Discussion and Analysis” beginning on page 180.

(7)	Mr. Ridgeway served as Live Nation’s Chief Financial Officer through August 2007, and was named Chief Executive Officer—International Music in September 2007. Mr. Ridgeway’s bonus for 2006 represents a cash retention bonus paid in August 2006 that is offset against any subsequent performance bonuses earned by Mr. Ridgeway. For 2007 and 2008, Mr. Ridgeway was awarded performance bonuses of $300,000 and $97,500, respectively, which were offset against this cash retention bonus. For further discussion of this retention bonus and Mr. Ridgeway’s cash performance bonus for 2008, see “—Compensation Discussion and Analysis” beginning on page 180 and “—Employment Agreements” beginning on page 191. Future performance bonuses totaling up to $602,500 may be subject to offset against Mr. Ridgeway’s 2006 cash retention bonus. In March 2008, the Compensation Committee determined that Live Nation did not achieve certain applicable financial performance targets for 2007 and, as a result, Mr. Ridgeway forfeited a grant of 12,500 restricted shares on that date in accordance with its terms. Mr. Ridgeway is paid in British Pound Sterling, but all amounts have been converted to United States dollars using an average exchange rate for the year.

(8)	Mr. Rowles joined Live Nation effective March 13, 2006. His 2008 salary amount includes a retroactive increase to January 1, 2008 of $75,000, which was approved and paid in 2009. In March 2008, the Compensation Committee determined that Live Nation did not achieve certain financial performance goals applicable to Mr. Rowles’ 25,000-share restricted stock grant; however, the Committee determined in its discretion to vest 25% of this restricted stock grant on that date, with the remainder to vest over the following three years in accordance with its original vesting schedule. SFAS No. 123R requires this type of modification to be treated as a forfeiture of the original award and an issuance of a new award. Accordingly, the compensation cost recognized up to that point on the forfeited award was reversed in the period of the modification and the grant date fair value of the new award was computed and recognized in accordance with SFAS No. 123R.

(9)	Ms. Willard served as Live Nation’s Chief Accounting Officer through August 2007 and was named Chief Financial Officer in September 2007.

(10)

The amounts represent (i) for Mr. Rapino, an automobile allowance of $22,462, a tax gross-up payment of $16,923 relating to such automobile allowance and a membership to the House of Blues® Foundation Room; (ii) for Mr. Ridgeway, a company contribution of $55,655 under a United Kingdom retirement plan, a membership to the House of Blues® Foundation Room and a ticket to a Live Nation event for a family member and (iii) for Ms. Willard, a $37,070 reimbursement related to her relocation to Los Angeles from Houston (and within Los Angeles from temporary housing to permanent housing), including closing costs on the purchase of her home in Los Angeles, travel expenses for her and her spouse to permanently relocate to Los Angeles and other miscellaneous relocation expenses and a tax gross-up payment of $19,221 related to such travel and relocation costs, as well as a company contribution of $5,750 under the 401(k) Savings

Plan, a membership to the House of Blues® Foundation Room and tickets to Live Nation events for certain family members. Messrs. Cohl, Garner and Rowles did not receive perquisites and personal benefits aggregating more than $10,000 during 2008.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended December 31, 2008 to the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)				All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Award ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)
Michael Rapino	4/15/08	—	—	—	—	100,000	(4)	—	—		1,233,000
	4/15/08	—	—	—	—	50,000	(4)	—	—		616,500
	4/15/08	—	1,000,000	2,000,000	—	—		—	—		—

Michael Cohl	4/15/08	—	1,646,000	—	—	—		—	—		—

Jason Garner	4/15/08	—	700,000	850,000	—	—		—	—		—

Alan Ridgeway	4/15/08	—	390,000	390,000	—	—		—	—		—

Michael Rowles	3/13/08	—	—	—	—	—		—	25,000	(5)	(344,500)
	4/15/08	—	300,000	425,000	—	—		—	—		—

Kathy Willard	4/15/08	—	300,000	575,000	—	—		—	—		—

(1)	No threshold amounts were applicable to non-equity incentive plan awards. With the exception of Mr. Ridgeway, maximum payouts represent the non-equity incentive plan awards actually paid to the named executive officers based on the Compensation Committee’s determination that actual performance warranted the payment of incentive compensation in excess of targets, as discussed above in the Compensation Discussion and Analysis, though no formal maximums were applicable to these awards. For Mr. Ridgeway, only a portion of his target bonus was paid due to Live Nation’s International Music division’s having achieved less than 100% of its performance target.

(2)	The amounts reflect the number of stock options or shares of restricted stock granted under the Live Nation 2005 Stock Incentive Plan.

(3)	The dollar values of stock option and restricted stock awards disclosed in this column are equal to the aggregate grant date fair value computed in accordance with SFAS No. 123R, except that no assumptions for forfeitures were included for restricted stock awards. A discussion of the assumptions used in calculating the grant date fair value is set forth in Note 15 of the Notes to Consolidated Financial Statements of Live Nation’s Annual Report on Form 10-K for the year ended December 31, 2008.

(4)	Mr. Rapino’s 100,000-share and 50,000-share restricted stock awards each vested 50% on March 31, 2009, in connection with Live Nation’s achievement of financial and operational performance targets established by the Compensation Committee, and the remaining 50% of each award will vest on March 31, 2010.

(5)	In March 2008, the Compensation Committee determined that Live Nation did not achieve certain applicable financial performance goals; however, the Committee determined in its discretion to vest 25% of Mr. Rowles’ February 2007 restricted stock grant on that date, with the remainder to vest over the following three years in accordance with its original vesting schedule. SFAS No. 123R requires this type of modification to be treated as a forfeiture of the original award and an issuance of a new award. The grant date fair value represents the incremental fair value as of the modification date.

Employment Agreements

Live Nation has entered into employment agreements with each of the named executive officers other than Mr. Cohl, who provides services pursuant to a consulting agreement. Among other things, these agreements provide for certain payments upon a “change in control” (substantially as defined below) or termination of employment. The principal elements of these employment and consulting agreements are summarized below:

Michael Rapino

In October 2007, Live Nation entered into, and in December 2008 and April 2009, it amended, an amended and restated employment agreement with Mr. Rapino under which Mr. Rapino serves as its President and Chief Executive Officer. Under the employment agreement, Mr. Rapino will also serve as a member of the Live Nation board of directors for as long as he remains an officer of Live Nation. The amended term of the employment agreement began effective as of January 1, 2009 and ends on December 31, 2013, or earlier upon the completion of the Merger. During 2008, Mr. Rapino received the compensation and benefits enumerated in the tables above under his employment agreement—this summary describes the terms of his employment agreement as it is currently in effect based on the April 2009 amendment, with references to provisions that resulted in specific equity grants in prior years.

Under the employment agreement, Mr. Rapino receives a base salary of $1.5 million per year beginning on January 1, 2009 and is entitled to receive minimum increases in base salary of $50,000 per year in each of 2010—2013. Beginning in 2007, Mr. Rapino became eligible to receive an annual cash performance bonus with a target amount equal to 100% of his then-current base salary, based upon the achievement of financial performance targets established by the Compensation Committee. Beginning in 2009, Mr. Rapino is also eligible to receive an annual cash exceptional performance bonus with a target amount equal to an additional 100% of his then-current base salary, based on targets and objectives established by the Compensation Committee.

Under the employment agreement, since 2007, Mr. Rapino has received, and remains entitled to receive during the term of the agreement, the following annual grants of Live Nation restricted stock: (i) 100,000 shares which will vest in two equal installments over two years if Live Nation achieves certain financial performance targets established by the Compensation Committee and (ii) 50,000 shares which will vest in two equal installments over two years if Mr. Rapino satisfies certain management objectives established by the Compensation Committee. Under the employment agreement, since 2007, Mr. Rapino has received, and remains entitled to receive during the term of the agreement, the following annual grants of Live Nation restricted stock: (a) 100,000 shares which were (or are, as applicable) expected to vest in two equal installments over two years if Live Nation achieves certain financial performance targets established by the Compensation Committee and (b) 50,000 shares which were (or are, as applicable) expected to vest in two equal installments over two years if Mr. Rapino satisfies certain management objectives established by the Compensation Committee. With regard to the 2008 employment agreement restricted stock grants, 50% of the grant described in clause (a) of the preceding sentence vested on March 31, 2009 based upon Live Nation’s achievement of $189 million of adjusted operating income for 2008 (on a pro forma basis) and 50% of the grant described in clause (b) of the preceding sentence vested on March 31, 2009 based on both the establishment of Live Nation’s operational ticketing platform as of January 1, 2009 and on the adequacy of financing raised by Live Nation during 2008 (as determined in the discretion of the Compensation Committee, where the Compensation Committee contemplated the sale of Live Nation’s motor sports business as a potential source of financing at the time of grant). In March 2008, the Compensation Committee evaluated Mr. Rapino’s performance during 2007 and, applying the same criteria that it considered in awarding Mr. Rapino his cash performance bonus for 2007, determined in its discretion to vest 50% of the 2007 restricted stock grants described in both clauses (a) and (b) of this paragraph on March 31, 2008 (despite having narrowly missed attaining an informal performance target), with the remaining 50% of these grants vesting on March 31, 2009, subject to Mr. Rapino’s continued employment through such date.

In addition, upon signing the employment agreement in 2007, Mr. Rapino received a one-time grant of 300,000 shares of Live Nation restricted stock, which vests in equal installments over four years on

December 31st of each of 2007—2010. In March 2009, the Compensation Committee granted Mr. Rapino an option to purchase two million shares of Live Nation common stock, which is referred to as the continuation option grant. The continuation option grant vests in equal tranches of 20% on the first through fifth anniversaries of the date of the grant, subject to Mr. Rapino’s continued employment with Live Nation. However, the final tranche vests upon the expiration of the employment agreement if Live Nation has not offered to renew the employment agreement on terms and conditions no less favorable than those provided for in the employment agreement at least six months prior to the expiration of the employment agreement.

Under the employment agreement, upon the occurrence of a “change in control” of Live Nation, all unvested equity awards then held by Mr. Rapino will vest and become immediately exercisable (if applicable), except that the continuation option grant will vest and become immediately exercisable or transferable only upon a change of control of Live Nation other than the Merger. In addition, in the event that an excise tax is imposed as a result of any payments made to Mr. Rapino in connection with a change in control of Live Nation, Live Nation will pay to Mr. Rapino an amount equal to such excise taxes plus any taxes resulting from such payment.

The employment agreement (i) will terminate upon Mr. Rapino’s death, (ii) may be terminated by Live Nation upon Mr. Rapino’s disability, (iii) may be terminated by Live Nation at any time (a) without “cause” (as defined below) or (b) for “cause,” subject to Mr. Rapino’s right in some cases to cure and provided that at least a majority of the board of directors must first determine that “cause” exists and (iv) may be terminated by Mr. Rapino at any time (a) without “good reason” (as defined below) or (b) with “good reason,” subject in some cases to Live Nation’s right to cure.

If Mr. Rapino’s employment is terminated by Live Nation for “cause,” by Mr. Rapino without “good reason” or due to Mr. Rapino’s death or disability, he is entitled to receive:

•	accrued and unpaid base salary;

•	a prorated performance bonus, including any performance bonus that may have been earned for the prior year but not yet paid;

•	accrued and unused vacation pay; and

•	unreimbursed expenses.

If Mr. Rapino’s employment is terminated by Live Nation without “cause” or by Mr. Rapino for “good reason,” he is entitled to:

•	accrued and unpaid base salary;

•	a prorated performance bonus, including any performance bonus that may have been earned for the prior year but not yet paid;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

subject to Mr. Rapino signing a general release of claims,

•

a cash payment equal to (i) the sum of Mr. Rapino’s base salary, the performance bonus paid to Mr. Rapino for the year prior to the year in which the termination occurs and the exceptional performance bonus paid to Mr. Rapino for the year prior to the year in which the termination occurs, multiplied by (ii) the greater of the remainder of the employment term or three years;

•	up to $16,667 per year for up to three years of continued medical insurance coverage for Mr. Rapino and his dependents; and

•	immediate acceleration of the vesting of all unvested equity awards then held by Mr. Rapino.

For purposes of the employment agreement, “cause” means: (i) Mr. Rapino’s willful and continued failure to perform his material duties; (ii) the willful or intentional engaging by Mr. Rapino in material misconduct that causes material and demonstrable injury, monetarily or otherwise, to Live Nation; (iii) Mr. Rapino’s conviction of, or a plea of nolo contendere to, a crime constituting (a) a felony under the laws of the United States or any state thereof or (b) a misdemeanor involving moral turpitude that causes material and demonstrable injury, monetarily or otherwise, to Live Nation; (iv) Mr. Rapino’s committing or engaging in any act of fraud, embezzlement, theft or other act of dishonesty against Live Nation that causes material and demonstrable injury, monetarily or otherwise to it or (v) Mr. Rapino’s breach of the restrictive covenants included in the employment agreement that causes material and demonstrable injury, monetarily or otherwise, to Live Nation.

For purposes of the employment agreement, “good reason” is defined as: (i) reduction in Mr. Rapino’s base salary or annual incentive compensation opportunity, or the failure by Live Nation to grant the restricted shares required to be granted to Mr. Rapino under the employment agreement; (ii) a breach by Live Nation of a material provision of the employment agreement; (iii) removal of Mr. Rapino from the board of directors; (iv) Live Nation requiring Mr. Rapino to report to anyone other than the board of directors; (v) a substantial diminution in Mr. Rapino’s duties or responsibilities or a change in his title; (vi) a transfer of Mr. Rapino’s primary workplace away from Los Angeles or (vii) a change in control, except that Mr. Rapino may not invoke a “good reason” termination solely as a result of a change of control until 180 days after the change in control.

The employment agreement also contains non-disclosure, non-solicitation and indemnification provisions.

On October 21, 2009, Live Nation and Mr. Rapino entered into a new employment agreement that will take effect upon completion of the Merger and will supersede his existing employment agreement. For a description of this agreement, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105.

Jason Garner

In March 2008, Live Nation entered into, and in December 2008 and April 2009, it amended, an employment agreement with Mr. Garner under which Mr. Garner serves as Chief Executive Officer, Global Music. Prior to the April 2009 amendment, Mr. Garner served as Live Nation’s Chief Executive Officer of its North American Music division. As amended, the term of the employment agreement began effective as of March 1, 2009 and ends on February 28, 2013. During 2008, Mr. Garner received the compensation and benefits enumerated in the tables above under his employment agreement—this summary describes the terms of his employment agreement as it is currently in effect based on the April 2009 amendment, with references to provisions that resulted in certain relevant payments in prior years.

Under the employment agreement, Mr. Garner receives a base salary of $850,000 per year beginning on March 1, 2009, and is entitled to receive minimum increases in base salary of $50,000 per year on March 1 of each of 2010—2012. Beginning in 2009, Mr. Garner is eligible to receive an annual cash performance bonus of up to 200% of his then-current base salary, based upon the achievement of performance targets established annually by Live Nation.

Upon signing the employment agreement as amended in April 2009, Mr. Garner received $250,000 as a signing bonus and received $1 million as a retention bonus, which will be offset against any performance bonuses subsequently earned by Mr. Garner under the employment agreement. If Mr. Garner remains employed with Live Nation as of February 28, 2013, any remaining retention bonus that has not been so offset will be deemed earned by Mr. Garner. If Mr. Garner’s employment is terminated earlier, any remaining unearned portion of the retention bonus will be (i) repayable to Live Nation if Mr. Garner’s employment is terminated by Live Nation for “cause” (as defined below) or by Mr. Garner without “good reason” (as defined below) or (ii) deemed earned by Mr. Garner if his employment is terminated by Live Nation without cause, by Mr. Garner with “good reason” or due to Mr. Garner’s death or disability.

The employment agreement (i) will terminate upon Mr. Garner’s death, (ii) may be terminated by Live Nation upon Mr. Garner’s disability, (iii) may be terminated by Live Nation at any time (a) without “cause” or (b) for “cause,” subject to Mr. Garner’s right in some cases to cure and (iv) may be terminated by Mr. Garner at any time (a) without “good reason” or (b) with “good reason,” subject to Live Nation’s right to cure.

If Mr. Garner’s employment is terminated due to Mr. Garner’s death or disability or due to the expiration of the term of the employment agreement, he is entitled to receive:

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

•	any payments to which he may be entitled under any applicable employee benefit plan.

If Mr. Garner’s employment is terminated by Live Nation for “cause,” he is entitled to receive:

•	accrued and unpaid base salary;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

•	any payments to which he may be entitled under any applicable employee benefit plan.

If Mr. Garner’s employment is terminated by Live Nation without “cause” or by Mr. Garner for “good reason,” he is entitled to receive:

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	accrued and unused vacation pay;

•	unreimbursed expenses;

•	any payments to which he may be entitled under any applicable employee benefit plan; and

•

subject to Mr. Garner signing a general release of claims, a lump-sum cash payment equal to three times the sum of his then-current base salary, as well as the immediate acceleration of vesting of all equity awards granted to Mr. Garner prior to the date of termination.

For purposes of the employment agreement, “cause” means: (i) Mr. Garner’s continued non-performance of his duties under the employment agreement; (ii) Mr. Garner’s refusal or failure to follow lawful directives; (iii) a criminal or civil conviction of Mr. Garner, a plea of nolo contendere by Mr. Garner or other conduct by Mr. Garner that has resulted in, or would reasonably be expected to result in, material injury to the reputation of Live Nation, including conviction of fraud, theft, embezzlement or a crime involving moral turpitude; (iv) a breach by Mr. Garner of any provision of the employment agreement; (v) conduct by Mr. Garner constituting a material act of misconduct in connection with the performance of his duties, including violation of Live Nation’s policy on sexual harassment or misappropriation of Live Nation funds or property or (vi) a violation by Mr. Garner of Live Nation’s employment policies, including those set forth in its Employee Handbook or its Code of Business Conduct and Ethics.

For purposes of the employment agreement, “good reason” is defined as: (i) a repeated failure by Live Nation to comply with a material term of the employment agreement; (ii) a substantial and unusual increase in Mr. Garner’s duties and responsibilities without an offer of additional reasonable compensation or (iii) a substantial and unusual reduction in Mr. Garner’s duties and responsibilities.

The employment agreement also contains non-disclosure, non-solicitation and non-competition provisions.

Alan Ridgeway

In September 2007, Live Nation entered into a new employment agreement with Alan Ridgeway to serve as Chief Executive Officer of its International Music division. Mr. Ridgeway previously served as Live Nation’s Chief Financial Officer. The initial term of the employment agreement ends on December 31, 2010. After that date, the agreement will renew automatically day-to-day such that the term of the agreement will always remain at exactly one year, unless earlier terminated.

Under the employment agreement, Mr. Ridgeway receives a base salary of £300,000 per year and will be entitled to annual increases of five percent during each year of the term beginning on January 1, 2009. Mr. Ridgeway is eligible to receive an annual cash performance bonus of (i) $300,000 for 2007 and (ii) 65% of his annual base salary for each year beginning in 2008, in each case to be paid in a combination of cash, stock options and/or restricted stock, on terms and conditions to be set and determined in writing by Live Nation for each calendar year. Live Nation also agreed to reimburse Mr. Ridgeway for all reasonable expenses related to his relocation from Los Angeles to the United Kingdom.

In August 2006, the Compensation Committee approved an amendment to Mr. Ridgeway’s then-current employment agreement which remains in effect under his current employment agreement. Pursuant to that amendment, Live Nation paid Mr. Ridgeway a retention bonus of $1 million, which will be offset against any future performance bonuses earned by Mr. Ridgeway. If Mr. Ridgeway is still employed by Live Nation as of December 31, 2010, the remaining amount of the retention bonus, if any, will be deemed earned by Mr. Ridgeway. Prior to that date, if Mr. Ridgeway’s employment is terminated by Live Nation for “cause” (as defined below) or by Mr. Ridgeway without “good reason” (as defined below), Mr. Ridgeway must repay any unearned portion of the retention bonus. If Mr. Ridgeway’s employment is terminated by Live Nation without “cause,” or by death or disability, or by Mr. Ridgeway for “good reason” prior to December 31, 2010, the remaining amount of the retention bonus, if any, will be deemed earned by Mr. Ridgeway.

The employment agreement (i) will terminate upon Mr. Ridgeway’s death, (ii) may be terminated by Live Nation upon Mr. Ridgeway’s disability, (iii) may be terminated by Live Nation at any time (a) without “cause” or (b) for “cause,” subject to Mr. Ridgeway’s right in some cases to cure and (iv) may be terminated by Mr. Ridgeway at any time (a) without “good reason” or (b) with “good reason,” subject to Live Nation’s right to cure.

If Mr. Ridgeway’s employment is terminated due to Mr. Ridgeway’s death or disability, he is entitled to receive:

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

•	any payments to which he may be entitled under any applicable employee benefit plan.

If Mr. Ridgeway’s employment is terminated by Live Nation for “cause,” he is entitled to receive:

•	accrued and unpaid base salary;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

•	any payments to which he may be entitled under any applicable employee benefit plan.

If Mr. Ridgeway’s employment is terminated by Live Nation without “cause” or by Mr. Ridgeway for “good reason,” he is entitled to receive (in a lump-sum payment):

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	accrued and unused vacation pay;

•	unreimbursed expenses;

•	any payments to which he may be entitled under any applicable employee benefit plan; and

•

subject to Mr. Ridgeway signing a general release of claims, an amount equal to Mr. Ridgeway’s monthly base salary for the greater of 12 months or the remainder of the term of the employment agreement.

For purposes of the employment agreement, “cause” means: (i) Mr. Ridgeway’s continued non-performance of his duties under the employment agreement; (ii) Mr. Ridgeway’s refusal or failure to follow lawful directives; (iii) a criminal or civil conviction of Mr. Ridgeway, a plea of nolo contendere by Mr. Ridgeway or other conduct by Mr. Ridgeway that has resulted in, or would reasonably be expected to result in, material injury to the reputation of Live Nation, including conviction of fraud, theft, embezzlement or a crime involving moral turpitude; (iv) a breach by Mr. Ridgeway of any provision of the employment agreement; (v) conduct by Mr. Ridgeway constituting a material act of misconduct in connection with the performance of his duties, including violation of Live Nation’s policy on sexual harassment or misappropriation of Live Nation funds or property or (vi) a violation by Mr. Ridgeway of Live Nation’s employment policies, including those set forth in its Employee Handbook or its Code of Business Conduct and Ethics.

For purposes of the employment agreement, “good reason” is defined as: (i) a repeated failure by Live Nation to comply with a material term of the employment agreement; (ii) a substantial and unusual increase in Mr. Ridgeway’s duties and responsibilities without an offer of additional reasonable compensation or (iii) a substantial and unusual reduction in Mr. Ridgeway’s duties and responsibilities.

The employment agreement also contains non-disclosure, non-solicitation and non-competition provisions.

Michael Rowles

In March 2006, Live Nation entered into, and in March 2007 and December 2008, it amended, an employment agreement with Michael Rowles to serve as its General Counsel. As amended, the term of the employment agreement ends on December 31, 2009. After that date, the agreement will renew automatically day-to-day such that the term of the agreement will always remain at exactly one year, unless earlier terminated.

Under the employment agreement, Mr. Rowles received a base salary of $400,000 per year during 2006, $425,000 per year during 2007 and $500,000 during 2008. Mr. Rowles’ base salary is subject to increase at the discretion of the Live Nation Compensation Committee. Mr. Rowles is eligible to receive an annual cash performance bonus based on the achievement of financial targets or personal goals and objectives as set by Live Nation’s Chief Executive Officer for each calendar year. The Live Nation Compensation Committee has set a target bonus for Mr. Rowles at 100% of his base salary for 2009.

The employment agreement (i) will terminate upon Mr. Rowles’ death, (ii) may be terminated by Live Nation upon Mr. Rowles’ disability, (iii) may be terminated by Live Nation at any time (a) after December 31, 2009, without “cause” (as defined below) and (b) for “cause,” subject to Mr. Rowles’ general right to cure and (iv) may be terminated by Mr. Rowles at any time (a) after December 31, 2009, without “cause” by providing 12 months’ prior written notice or (b) for “good reason” (as defined below), subject in some cases to Live Nation’s right to cure.

If Mr. Rowles’ employment is terminated by Live Nation for “cause,” he is entitled to receive (in a lump-sum payment):

•	accrued and unpaid base salary;

•	unreimbursed expenses; and

•	any payments to which he may be entitled under any applicable employee benefit plan.

If Mr. Rowles’ employment is terminated by reason of death or disability, he is entitled to receive (in a lump-sum payment):

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	unreimbursed expenses; and

•	any payments to which he may be entitled under any applicable employee benefit plan.

If Mr. Rowles’ employment is terminated by Live Nation without “cause,” or by Mr. Rowles for “good reason,” he is entitled to:

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	unreimbursed expenses;

•	any payments to which he may be entitled under any applicable employee benefit plan; and

•

subject to Mr. Rowles agreeing not to compete with Live Nation for 12 months and signing a general release of claims, Mr. Rowles may elect to become a part-time consultant to Live Nation for 12 months in exchange for severance pay equal to his base salary for the greater of 12 months or the remainder of the term of the employment agreement.

If Mr. Rowles terminates his employment after December 31, 2009 without “cause” and provides 12 months’ prior written notice, and if Live Nation subsequently terminates Mr. Rowles’ employment prior to the expiration of such 12-month notice period, then his termination will be deemed a termination by Live Nation without “cause.”

For purposes of the employment agreement, “cause” means: (i) conduct by Mr. Rowles constituting a material act of willful misconduct in connection with the performance of his duties, including violation of Live Nation’s policy on sexual harassment or misappropriation of Live Nation funds or property; (ii) continued, willful and deliberate non-performance by Mr. Rowles of a material duty under the employment agreement; (iii) Mr. Rowles’ refusal or failure to follow lawful directives consistent with his title and position and the terms of the employment agreement; (iv) a criminal or civil conviction of Mr. Rowles, a plea of nolo contendere by Mr. Rowles or other conduct by Mr. Rowles that, as determined in the reasonable discretion of the board of directors, has resulted in, or would result in, material injury to Live Nation’s reputation, including, without limitation, conviction of fraud, theft, embezzlement or a crime involving moral turpitude; (v) a repeated failure by Mr. Rowles to comply with a material term of the employment agreement or (vi) a material violation by Mr. Rowles of Live Nation’s employment policies.

For purposes of the employment agreement, “good reason” is defined as: (i) a repeated failure by Live Nation to comply with a material term of the employment agreement; (ii) a substantial and unusual change in Mr. Rowles’ position, duties, responsibilities or authority without an offer of additional reasonable compensation; (iii) a substantial and unusual reduction in Mr. Rowles’ duties, responsibilities, authority or salary; (iv) the requirement that Mr. Rowles move his residence outside the greater Los Angeles metropolitan area or (v) a “change in control” of Live Nation in which Mr. Rowles is not offered continued employment as Live Nation’s General Counsel or General Counsel of the surviving entity.

The employment agreement also contains non-disclosure, non-solicitation, non-competition and indemnification provisions.

In October 2009, Live Nation and Mr. Rowles entered into an amended and restated employment agreement that took effect on September 1, 2009. For a description of this agreement, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105.

Kathy Willard

In September 2007, Live Nation entered into, and in December 2008, it amended, an employment agreement with Kathy Willard to serve as its Chief Financial Officer. Ms. Willard had previously served as Live Nation’s Chief Accounting Officer. The initial term of the employment agreement ends on December 31, 2010. After that date, the agreement will renew automatically day-to-day such that the term of the agreement will always remain at exactly one year, unless earlier terminated.

Under the employment agreement, Ms. Willard received an initial base salary of $465,000 per year, which was increased to $475,000 per year on January 1, 2008. Ms. Willard is entitled to annual increases of 5% during each year of the term beginning on January 1, 2009. The Live Nation Compensation Committee has set a target bonus for Ms. Willard at 100% of her base salary for 2009, to be paid in a combination of cash, stock options and/or restricted stock. Live Nation also agreed to reimburse Ms. Willard for all reasonable expenses related to her relocation from Houston to Los Angeles, grossed up for applicable taxes.

In connection with entering into her new employment agreement, Mr. Willard was granted (i) stock options to purchase 20,000 shares of Live Nation common stock and (ii) 60,000 shares of Live Nation restricted stock, in each case vesting ratably over a four-year period.

The employment agreement (i) will terminate upon Ms. Willard’s death, (ii) may be terminated by Live Nation upon Ms. Willard’s disability, (iii) may be terminated by Live Nation at any time (a) without “cause” (as defined below) or (b) for “cause,” subject to Ms. Willard’s right to cure and (iv) may be terminated by Ms. Willard at any time (a) without “good reason” (as defined below) or (b) with “good reason,” subject to Live Nation’s right to cure.

If Ms. Willard’s employment is terminated due to Ms. Willard’s death or disability, she is entitled to receive:

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

•	any payments to which she may be entitled under any applicable employee benefit plan.

If Ms. Willard’s employment is terminated by Live Nation for “cause,” she is entitled to receive:

•	accrued and unpaid base salary;

•	accrued and unused vacation pay;

•	unreimbursed expenses; and

•	any payments to which she may be entitled under any applicable employee benefit plan.

If Ms. Willard’s employment is terminated by Live Nation without “cause” or by Ms. Willard for “good reason,” she is entitled to receive (in a lump-sum payment):

•	accrued and unpaid base salary;

•	a prorated performance bonus, if any;

•	accrued and unused vacation pay;

•	unreimbursed expenses;

•	any payments to which she may be entitled under any applicable employee benefit plan; and

•

subject to Ms. Willard signing a general release of claims, an amount equal to Ms. Willard’s highest monthly base salary for the greater of 12 months or the remainder of the term of the employment agreement.

For purposes of the employment agreement, “cause” means: (i) Ms. Willard’s continued non-performance of her duties under the employment agreement; (ii) Ms. Willard’s refusal or failure to follow lawful directives; (iii) a criminal or civil conviction of Ms. Willard, a plea of nolo contendere by Ms. Willard or other conduct by Ms. Willard that has resulted in, or would reasonably be expected to result in, material injury to the reputation of Live Nation, including conviction of fraud, theft, embezzlement or a crime involving moral turpitude; (iv) a breach by Ms. Willard of any material provision of the employment agreement; (v) conduct by Ms. Willard constituting a material act of misconduct in connection with the performance of her duties, including violation of Live Nation’s policy on sexual harassment or misappropriation of Live Nation funds or property or (vi) a violation by Ms. Willard of Live Nation’s employment policies, including those set forth in its Employee Handbook or its Code of Business Conduct and Ethics.

For purposes of the employment agreement, “good reason” is defined as: (i) a failure by Live Nation to comply with a material term of the employment agreement; (ii) a substantial and unusual increase in Ms. Willard’s duties and responsibilities without an offer of additional reasonable compensation or (iii) a substantial and unusual reduction in Ms. Willard’s duties and responsibilities.

The employment agreement also contains non-disclosure, non-solicitation, non-competition and indemnification provisions.

In October 2009, Live Nation and Ms. Willard entered into an amended and restated employment agreement that took effect on September 1, 2009. For a description of this agreement, see “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” beginning on page 105.

Michael Cohl

In September 2007, Live Nation entered into, and in June 2008 it amended, a services agreement with KSC, under which KSC provides to Live Nation the services of Mr. Cohl to serve as a consultant for a four-year term ending in June 2012. Prior to the June 2008 amendment, Mr. Cohl served as the Chief Executive Officer of certain Live Nation subsidiaries and as Chairman and Chief Executive Officer of the Live Nation Artists division. In connection with the June 2008 amendment, Mr. Cohl resigned as an executive officer of Live Nation and Live Nation paid to KSC a lump-sum payment of $4.5 million as full payment for Mr. Cohl’s services under the consulting engagement. The services agreement may be terminated by Live Nation at any time for any reason. Upon termination, Live Nation will have no obligation to KSC or Mr. Cohl. The services agreement also contains non-disclosure, non-solicitation, non-competition and indemnification provisions.

2008 Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#) (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Name	Exercisable	Unexercisable
Michael Rapino (4)	83,750	251,250	—	10.60	12/2012	—	—	—	—
	—	—	—	—	—	62,813	360,546	—	—
	167,500	502,500	—	24.95	2/2017	—	—	—	—
	—	—	—	—	—	50,000	287,000	—	—
	—	—	—	—	—	25,000	143,500	—	—
	—	—	—	—	—	150,000	861,000	—	—
	—	—	—	—	—	—	—	100,000	574,000
	—	—	—	—	—	—	—	50,000	287,500

Michael Cohl	2,500	7,500	—	24.95	2/2017	—	—	—	—

Jason Garner	—	—	—	—	—	10,000	57,400	—	—
	25,000	75,000	—	24.95	2/2017	—	—	—	—
	6,250	18,750	—	22.50	10/2017	—	—	—	—
	—	—	—	—	—	18,750	107,625	—	—

Alan Ridgeway	—	—	—	—	—	46,875	269,063	—	—
	12,500	37,500	—	24.95	2/2017	—	—	—	—

Michael Rowles (5)	—	—	—	—	—	5,000	28,700	—	—
	—	—	—	—	—	26,250	150,675	—	—
	12,500	37,500	—	24.95	2/2017	—	—	—	—
	—	—	—	—	—	18,750	107,625	—	—

Kathy Willard	6,250	18,750	—	10.60	12/2012	—	—	—	—
	3,750	11,250	—	24.95	2/2017	—	—	—	—
	5,000	15,000	—	22.50	10/2017	—	—	—	—
	—	—	—	—	—	45,000	258,300	—	—

(1)	Market value of restricted stock grants is determined by using the closing price of $5.74 per share for Live Nation common stock on December 31, 2008, the last business day of the 2008 fiscal year. The amounts indicated are not necessarily indicative of the amounts that may be realized by Live Nation’s named executive officers.

(2)	The following table provides information with respect to Live Nation’s named executive officers’ unvested stock options as of the year ended December 31, 2008.

Vesting Date	Michael Rapino	Michael Cohl	Jason Garner	Alan Ridgeway	Michael Rowles	Kathy Willard
February 2009	167,500	2,500	25,000	12,500	12,500	3,750
October 2009	—	—	6,250	—	—	5,000
December 2009	83,750	—	—	—	—	6,250
February 2010	167,500	2,500	25,000	12,500	12,500	3,750
October 2010	—	—	6,250	—	—	5,000
December 2010	167,500	—	—	—	—	12,500
February 2011	167,500	2,500	25,000	12,500	12,500	3,750
October 2011	—	—	6,250	—	—	5,000

Total	753,750	7,500	93,750	37,500	37,500	45,000

(3)	The following table provides information with respect to Live Nation’s named executive officers’ unvested restricted stock awards as of the year ended December 31, 2008.

Vesting Date	Michael Rapino	Michael Cohl	Jason Garner	Alan Ridgeway	Michael Rowles	Kathy Willard
February 2009	—	—	—	—	6,250	—
March 2009	75,000	—	—	—	—	—
April 2009	—	—	—	—	1,250	—
May 2009	—	—	2,500	—	6,562	—
October 2009	—	—	6,250	—	—	15,000
December 2009	95,937	—	—	15,625	—	—
February 2010	—	—	—	—	6,250	—
April 2010	—	—	—	—	1,250	—
May 2010	—	—	2,500	—	6,562	—
October 2010	—	—	6,250	—	—	15,000
December 2010	116,876	—	—	31,250	—	—
February 2011	—	—	—	—	6,250	—
April 2011	—	—	—	—	2,500	—
May 2011	—	—	5,000	—	13,126	—
October 2011	—	—	6,250	—	—	15,000

Total	287,813	—	28,750	46,875	50,000	45,000

(4)	Mr. Rapino’s 100,000-share restricted stock award was to have vested in equal installments in each of March 2009 and 2010 upon Live Nation’s having achieved $167.5 million of pro forma adjusted operating income for 2008. Mr. Rapino’s 50,000-share restricted stock award was to have vested in equal installments in each of March 2009 and 2010 if certain operational objectives specified by the Compensation Committee were satisfied for 2008. In February 2009, the Compensation Committee certified the achievement of the pro forma adjusted operating income target and operational objectives.

(5)	Mr. Rowles’ 25,000-share restricted stock award was to have vested 25% upon certification of Live Nation’s having achieved $182 million of pro forma adjusted operating income for 2007, with the remaining 75% to have vested in equal installments in each of February 2009, 2010 and 2011. In March 2008, the Compensation Committee determined that Live Nation did not achieve the target of $182 million of pro forma adjusted operating income for 2007; however, the Committee determined in its discretion to vest 25% of Mr. Rowles’ 25,000-share restricted stock grant on that date, with the remainder to vest over the following three years in accordance with its original vesting schedule.

2008 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Rapino (1)	—	—	170,937	1,423,789
Michael Cohl	—	—	—	—
Jason Garner (2)	—	—	6,250	89,563
Alan Ridgeway	—	—	15,625	62,344
Michael Rowles (3)	—	—	6,250	69,813
Kathy Willard (4)	—	—	15,000	214,950

(1)	Upon the vesting of Mr. Rapino’s restricted stock awards, 71,899 shares of Live Nation common stock with an aggregate value on vesting of $570,350 were withheld to satisfy tax withholding obligations.

(2)	Upon the vesting of Mr. Garner’s restricted stock award, 2,041 shares of Live Nation common stock with an aggregate value on vesting of $29,248 were withheld to satisfy tax withholding obligations.

(3)	Upon the vesting of Mr. Rowles’ restricted stock award, 2,235 shares of Live Nation common stock with an aggregate value on vesting of $24,965 were withheld to satisfy tax withholding obligations.

(4)	Upon the vesting of Ms. Willard’s restricted stock award, 5,804 shares of Live Nation common stock with an aggregate value on vesting of $83,171 were withheld to satisfy tax withholding obligations.

2008 Nonqualified Deferred Compensation

Name	Aggregate Contributions in 2008 ($)	Registrant Contributions in 2008 ($)	Aggregate Earnings in 2008 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2008 ($)
Michael Rapino	—	—	—	—	—
Michael Cohl	—	—	—	—	—
Jason Garner	—	—	—	—	—
Alan Ridgeway	—	—	—	—	—
Michael Rowles	—	—	—	—	—
Kathy Willard	—	—	957	—	20,076
Potential Payments Upon Termination or Change in Control (1)

Name	Benefit	Termination w/o Cause ($)	Termination w/Good Reason ($)	Voluntary Termination ($) (9)	Death ($)	Disability ($) (10)	Change in Control ($)
Michael Rapino	Severance (2)	5,775,000	5,775,000	—	—	—	5,775,000
	Equity Awards (2) (3)	2,513,047	2,513,047	—	2,513,047	—	2,513,047
	Tax Gross-up (4)	—	—	—	—	—	2,882,548

Total		8,288,047	8,288,047	—	2,513,047	—	11,170,595

Michael Cohl	Severance	—	—	—	—	—	—
	Equity Awards (3)	—	—	—	—	—	—

Total		—	—	—	—	—	—

Jason Garner	Severance (5)	1,400,000	1,400,000	—	—	—	1,400,000
	Equity Awards (3)	—	—	—	165,025	—	165,025

Total		1,400,000	1,400,000	—	165,025	—	1,565,025

Alan Ridgeway	Severance (6)	1,471,252	1,471,252	(700,000)	602,500	602,500	1,471,252
	Equity Awards (3) (6)	125,563	125,563	—	269,063	—	269,063

Total		1,596,815	1,596,815	(700,000)	871,563	602,500	1,740,315

Michael Rowles	Severance (7)	425,000	425,000	—	—	—	425,000
	Equity Awards (3)	—	—	—	287,000	—	287,000

Total		425,000	425,000	—	287,000	—	712,000

Kathy Willard	Severance (8)	950,000	950,000	—	—	—	950,000
	Equity Awards (3) (8)	—	—	—	258,300	—	258,300

Total		950,000	950,000	—	258,300	—	1,208,300

(1)

All benefits are calculated as if these events were to occur on December 31, 2008, the last business day of the 2008 fiscal year, as required under the applicable rules; however, Messrs. Rapino and Garner have entered into amendments to their employment agreements during 2009 that will provide these executives with additional benefits upon the occurrence of a “change in control” occurring subsequent to this date (for a description, see “—Compensation Discussion and Analysis” and “—Employment Agreements” beginning on pages 180 and 191, respectively). Each named executive officer is entitled to receive his or her accrued and unpaid base salary and prorated performance bonus upon termination, including a termination in connection with a “change in control,” except that no pro-rated bonus will be paid in connection with a termination for “cause.” If a named executive officer is terminated for “cause,” he or she generally is entitled to receive only his or her accrued and unpaid base salary (including accrued paid-time-off), except that Mr. Rapino would also be entitled to receive any accrued and unpaid cash performance bonus. Consequently, this table reflects only the additional compensation the named executive officers would receive upon termination, including a termination in connection with a “change in control.” Benefits reflected in the table are estimates; the actual benefit payable is determined upon termination. For definitions of “cause” and “good reason” applicable to the named executive officers, a description of the payment schedules applicable to the payments summarized in this table, and the applicability of restrictive covenants, see “—Employment Agreements” beginning on page 191.

(2)	If Mr. Rapino’s employment is terminated by him for “good reason” or he is terminated by Live Nation without “cause,” provided he signs a general release of claims, he will receive consideration of (i) $5,775,000 and (ii) the acceleration of specified stock option and restricted stock awards. Assuming such termination occurred on December 31, 2008, Live Nation would have accelerated 251,250 stock options and 437,813 shares of restricted stock, the value of which is $2,513,047 based upon the closing sale price of Live Nation common stock on December 31, 2008 of $5.74. The values of accelerated stock options and restricted shares exclude stock options where the exercise price exceeds the closing sale price of Live Nation common stock on December 31, 2008. In April 2009, Mr. Rapino entered into an amendment to his employment agreement under which he is entitled, upon a termination without “cause” or for “good reason” or upon the completion of the Merger, to accelerated vesting of all of his unvested equity awards, except that an option grant covering 2,000,000 shares of Live Nation common stock that was made to Mr. Rapino on March 17, 2009 will not vest upon the completion of the Merger (but will vest upon a subsequent “change in control”). The severance amount listed for Mr. Rapino in the “Change in Control” column only becomes payable if Mr. Rapino experiences a qualifying termination in connection with a “change in control.” The gross-up payment amount assumes that Mr. Rapino is terminated and becomes entitled to severance in connection with the change in control.

(3)	In the event of either a “change in control” or the death of an officer, the officer’s outstanding unvested stock options and shares of restricted stock would immediately vest in their entirety pursuant to the terms of the applicable grant agreements; however, the Merger will not constitute a “change in control” for purposes of these agreements (but note that certain officers will be entitled to accelerated vesting of their equity awards in connection with the Merger pursuant to the terms of their employment agreements (as described above in “The Merger—Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger”), notwithstanding the fact that a “change in control” will not be triggered under the Live Nation 2005 Stock Incentive Plan and related award agreements). The values of accelerated stock options and restricted shares are based upon the closing sale price of Live Nation common stock on December 31, 2008 of $5.74 but exclude stock options where the exercise price exceeds the closing sale price of Live Nation common stock on December 31, 2008.

(4)	This amount represents the tax gross-up payment to which Mr. Rapino would have been entitled if he had experienced a qualifying termination on December 31, 2008 in connection with a change in control of Live Nation. In April 2009, Mr. Rapino’s existing employment agreement was amended to provide for modified severance, equity awards and other terms and conditions which may impact the amount of the gross-up payment if it becomes payable in the future.

(5)	If Mr. Garner’s employment is terminated by him for “good reason” or by Live Nation without “cause,” provided he signs a general release of claims, he will receive consideration of $1,400,000. The severance amount listed for Mr. Garner in the “Change in Control” column only becomes payable if Mr. Garner experiences a qualifying termination in connection with a change in control.

(6)

If Mr. Ridgeway’s employment is terminated by him for “good reason” or by Live Nation without “cause,” provided he signs a general release of claims, he will receive consideration of (i) $868,752, (ii) the acceleration of 20% of all stock option and restricted stock awards for each year elapsed from the date of their grant through such termination and (iii) the obligation to repay the $602,500 unearned portion of his retention bonus would be forgiven. Assuming such termination occurred on December 31, 2008, Live Nation would have accelerated 21,875 shares of restricted stock, the value of which is $125,563 based upon the closing sale price of Live Nation common stock on December 31, 2008 of $5.74. If Mr. Ridgeway terminates his employment voluntarily (other than for “good reason”), or he is terminated by Live Nation for “cause,” he would be obligated to repay Live Nation for any unearned portion of his retention bonus, which as of December 31, 2008, would have resulted in reimbursement to Live Nation of $700,000. The severance amount listed for Mr. Ridgeway in the “Change in Control” column only becomes payable if Mr. Ridgeway experiences a qualifying termination in connection with a change in control.

(7)	If Mr. Rowles’ employment is terminated by him for “good reason” or by Live Nation without “cause,” he may elect to become a part-time consultant for one year in exchange for consideration of $425,000. Upon a change in control, if Mr. Rowles is not offered continued employment as Live Nation’s General Counsel or as General Counsel of the surviving entity, then Mr. Rowles’ termination of his employment would be deemed to be for “good reason.” The severance amount listed for Mr. Rowles in the “Change in Control” column only becomes payable if Mr. Rowles experiences a qualifying termination in connection with a change in control.

(8)	If Ms. Willard’s employment is terminated by her for “good reason” or by Live Nation without “cause,” provided she signs a general release of claims, she will receive consideration of (i) $950,000 and (ii) the acceleration of 20% of all stock option and restricted stock awards for each year elapsed from the date of their grant through such termination. The values of accelerated stock options exclude stock options where the exercise price exceeds the closing sale price of Live Nation common stock on December 31, 2008. The severance amount listed for Ms. Willard in the “Change in Control” column only becomes payable if Ms. Willard experiences a qualifying termination in connection with a “change in control.”

(9)	If Mr. Rowles terminates his employment without “good reason” and provides 12 months’ prior written notice, and if Live Nation subsequently terminates his employment prior to the expiration of such 12-month notice period, then his termination will be deemed a termination by Live Nation without “cause.”

(10)	Upon disability, generally, each named executive officer’s stock options will continue to vest, and the restrictions on any restricted stock awards will continue to lapse, in accordance with their terms.

Change in Control Provisions

For a more detailed description of the “change in control” provisions applicable to Live Nation’s named executive officers under their employment agreements, see “—Employment Agreements” beginning on page 191.

Report of the Compensation Committee of the Live Nation Board of Directors

The material in this report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of Live Nation under the Securities Act or the Exchange Act, whether made on, before or after the date of this joint proxy statement/prospectus and irrespective of any general incorporation language herein.

The Compensation Committee of the Live Nation board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with Live Nation management and, based on such review and discussions, the Compensation Committee recommended to the Live Nation board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

Respectfully submitted,

The Compensation Committee of the Live Nation Board of Directors

Robert Ted Enloe, III, Chairperson

Ariel Emanuel

Mark Shapiro

Compensation Committee Interlocks and Insider Participation

None of Live Nation’s executive officers serves as a member of the compensation committee or as a member of the board of directors of any other company of which any member of Live Nation’s Compensation Committee or the Live Nation board of directors is an executive officer.

TICKETMASTER ENTERTAINMENT ANNUAL MEETING

Date, Time and Place

The annual meeting of Ticketmaster Entertainment stockholders will be held on January 8, 2010, at 9:00 a.m., local time, at Ticketmaster Entertainment’s headquarters, located at 8800 West Sunset Blvd., West Hollywood, California 90069.

Purpose of the Ticketmaster Entertainment Annual Meeting

At the Ticketmaster Entertainment annual meeting, Ticketmaster Entertainment stockholders will be asked to vote on the following proposals:

•	to approve the Merger proposal;

•	to elect 11 directors to hold office until the 2010 annual meeting of stockholders and until their respective successors have been elected and qualified;

•	to ratify the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the 2009 fiscal year;

•	to approve the Ticketmaster Entertainment incentive plan proposal;

•	to approve the adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies; and

•	to conduct any other business as may properly come before the Ticketmaster Entertainment annual meeting or any adjournment or postponement thereof.

Only the approval of the Merger proposal is required for the completion of the Merger.

Ticketmaster Entertainment Record Date; Stock Entitled to Vote

Only Ticketmaster Entertainment stockholders of record at the close of business on November 25, 2009, which is referred to as the Ticketmaster Entertainment record date, will be entitled to notice of, and to vote at, the Ticketmaster Entertainment annual meeting or any adjournments or postponements thereof.

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, there were 57,380,782 shares of Ticketmaster Entertainment common stock and 1,750,000 shares of Ticketmaster Entertainment Series A preferred stock outstanding and expected to be entitled to vote at the Ticketmaster Entertainment annual meeting. The Ticketmaster Entertainment common stock and the Ticketmaster Entertainment Series A preferred stock are the only classes of securities entitled to vote at the Ticketmaster Entertainment annual meeting. Each share of Ticketmaster Entertainment common stock outstanding on the Ticketmaster Entertainment record date entitles the holder thereof to one vote on each matter properly brought before the Ticketmaster Entertainment annual meeting, and each share of Ticketmaster Entertainment Series A preferred stock outstanding on the Ticketmaster Entertainment record date entitles the holder thereof to one vote on each matter properly brought before the Ticketmaster Entertainment annual meeting (which is the number of votes equal to the number of shares of Ticketmaster Entertainment common stock into which such Ticketmaster Entertainment common stock is convertible as of the Ticketmaster Entertainment record date), in each case, exercisable in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Ticketmaster Entertainment annual meeting. At the Ticketmaster Entertainment annual meeting, holders of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock will vote together as a single class.

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, directors and executive officers of Ticketmaster Entertainment and their affiliates owned and were entitled to vote 2,781,712 shares of Ticketmaster Entertainment common stock and 1,750,000 shares of

Ticketmaster Entertainment Series A preferred stock, or approximately 4.8% of the shares of Ticketmaster Entertainment common stock outstanding on that date and 100% of the shares of Ticketmaster Entertainment Series A preferred stock outstanding on that date. Such Ticketmaster Entertainment shares represent collectively approximately 7.7% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting based on the number of Ticketmaster Entertainment shares outstanding as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus. It is currently expected that Ticketmaster Entertainment’s directors and executive officers will vote their shares in favor of the adoption of the Merger Agreement and each of the other Ticketmaster Entertainment proposals described in this joint proxy statement/prospectus, although none of them have entered into any agreements obligating them to do so. In addition, as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, Liberty Holdings, based on its amended Schedule 13D filed on February 25, 2009, was entitled to vote 16,643,947 shares of Ticketmaster Entertainment common stock, or approximately 29.0% of the shares of Ticketmaster Entertainment common stock outstanding on that date, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting based on the number of Ticketmaster Entertainment shares outstanding as of that date.

A complete list of stockholders entitled to vote at the Ticketmaster Entertainment annual meeting will be available for examination by any Ticketmaster Entertainment stockholder at Ticketmaster Entertainment’s headquarters, 8800 West Sunset Blvd., West Hollywood, California 90069, for purposes pertaining to the Ticketmaster Entertainment annual meeting, during normal business hours for a period of ten days before the Ticketmaster Entertainment annual meeting and at the time and place of the Ticketmaster Entertainment annual meeting.

Quorum

In order to carry on the business of the Ticketmaster Entertainment annual meeting, Ticketmaster Entertainment must have a quorum present. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the Ticketmaster Entertainment annual meeting. Abstentions and broker non-votes are included in the calculation of the number of shares considered to be present at the Ticketmaster Entertainment annual meeting.

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, there were 57,380,782 shares of Ticketmaster Entertainment common stock and 1,750,000 shares of Ticketmaster Entertainment Series A preferred stock outstanding and entitled to vote at the Ticketmaster Entertainment annual meeting. At the Ticketmaster Entertainment annual meeting, holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock will vote together as a single class. Accordingly, based on the number of Ticketmaster Entertainment shares outstanding as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, the presence, in person or by proxy, of holders of 29,565,392 shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock will be required in order to establish a quorum.

Required Vote

•

Adoption of the Merger Agreement requires the affirmative vote of a majority of the aggregate voting power of the shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class, outstanding as of the Ticketmaster Entertainment record date and entitled to vote at the Ticketmaster Entertainment annual meeting.

•

Election of the directors requires the affirmative vote of a plurality of the votes cast at the Ticketmaster Entertainment annual meeting by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class. Accordingly, the 11 director nominees receiving the highest number of votes will be elected.

•

Ratification of the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the 2009 fiscal year requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class.

•

Approval of the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class.

•

Approval of the adjournment of the Ticketmaster Entertainment annual meeting, if necessary or appropriate, requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class.

Treatment of Abstentions, Not Voting and Incomplete Proxies

•	For the Merger proposal, an abstention or a failure to vote will have the same effect as a vote “AGAINST” such proposal.

•	For the election of the directors, an abstention or a failure to vote will have no effect on the outcome of the election.

•

For the ratification of the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the 2009 fiscal year, an abstention or, assuming a quorum is present, a failure to vote will have no effect on the outcome of the vote for the proposal.

•	For the Ticketmaster Entertainment incentive plan proposal, an abstention or, assuming a quorum is present, a failure to vote will have no effect on the outcome of the vote for the proposal.

•

For the approval of the adjournment of the Ticketmaster Entertainment annual meeting, if necessary or appropriate, an abstention or, assuming a quorum is present, a failure to vote will have no effect on the outcome of the vote for the proposal.

If a proxy is received without indication as to how to vote on any particular proposal, the shares of Ticketmaster Entertainment common stock represented by that proxy will be voted as recommended by the Ticketmaster Entertainment board of directors with respect to that proposal.

Voting by Ticketmaster Entertainment Directors and Executive Officers and Liberty Media

As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, directors and executive officers of Ticketmaster Entertainment and their affiliates owned and were entitled to vote 2,781,712 shares of Ticketmaster Entertainment common stock and 1,750,000 shares of Ticketmaster Entertainment Series A preferred stock, or approximately 4.8% of the shares of Ticketmaster Entertainment common stock outstanding on that date and 100% of the shares of Ticketmaster Entertainment Series A preferred stock outstanding on that date. Such Ticketmaster Entertainment shares represent collectively approximately 7.7% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting based on the number of Ticketmaster Entertainment shares outstanding as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus. It is currently expected that Ticketmaster Entertainment’s directors and executive officers will vote their shares in favor of the Merger proposal and other proposals described in this joint proxy statement/prospectus, although none of them have entered into any agreements obligating them to do so.

In addition, as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, Liberty Holdings, based on its amended Schedule 13D filed on February 25, 2009, was entitled to vote 16,643,957 shares of Ticketmaster Entertainment common stock, or approximately 29.0% of the shares of Ticketmaster Entertainment common stock outstanding on that date, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting based on the number of Ticketmaster Entertainment shares outstanding as of that date. In connection with the execution of the Merger Agreement, Liberty Holdings and Live Nation entered into the Liberty Voting Agreement, pursuant to which, among other things, Liberty Holdings has agreed to vote shares of Ticketmaster Entertainment common stock owned by it or its affiliates on the record date for any Ticketmaster Entertainment stockholder meeting in favor of the Merger proposal and the Ticketmaster Entertainment incentive plan proposal. For further discussion of the Liberty Voting Agreement, see “Agreements Related to the Merger—Liberty Voting Agreement” beginning on page 145.

Pursuant to the Ticketmaster Entertainment Spinco Agreement, until August 20, 2010, Liberty Media and its affiliates have agreed to vote all of the shares of Ticketmaster Entertainment common stock beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Ticketmaster Entertainment board of directors so long as the slate includes the director nominees that Liberty Media has the right to nominate.

Voting of Proxies by Holders of Record

Giving a proxy means that a Ticketmaster Entertainment stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Ticketmaster Entertainment annual meeting in the manner it directs. A Ticketmaster Entertainment stockholder may vote by proxy or in person at the Ticketmaster Entertainment annual meeting. If you hold your shares of either Ticketmaster Entertainment common stock or Ticketmaster Entertainment Series A preferred stock in your name as a stockholder of record, to submit a proxy, you as a Ticketmaster Entertainment stockholder may use one of the following methods:

•	Submit a proxy by telephone, by dialing the toll-free number specified on the proxy card and following the instructions on the proxy card;

•	Submit a proxy by Internet, by accessing the website specified on the proxy card and following the instructions on the proxy card; or

•	Submit a proxy by mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

A signed proxy also confers discretionary authority to vote with respect to any matter presented at the Ticketmaster Entertainment annual meeting, except as set forth in the proxy and except for matters proposed by a stockholder who notifies Ticketmaster Entertainment not later than the close of business on the tenth day following the day on which the Ticketmaster Entertainment Notice of Annual Meeting of Stockholders was mailed. At the date hereof, management has no knowledge of any business that will be presented for consideration at the Ticketmaster Entertainment annual meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in the Ticketmaster Entertainment Notice of Annual Meeting of Stockholders. If any other matter is properly presented at the Ticketmaster Entertainment annual meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Every Ticketmaster Entertainment stockholder’s vote is important. Accordingly, each Ticketmaster Entertainment stockholder should sign, date and return the enclosed proxy card, or submit a proxy via the Internet or by telephone, whether or not it plans to attend the Ticketmaster Entertainment annual meeting in person. Proxies must be received by 11:59 p.m., Pacific time, on January 7, 2010.

Shares Held in Street Name

If you are a Ticketmaster Entertainment stockholder and your shares are held in “street name” in a stock brokerage account or by a bank or nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Ticketmaster Entertainment or by voting in person at the Ticketmaster Entertainment annual meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Ticketmaster Entertainment common stock on behalf of their customers may not give a proxy to Ticketmaster Entertainment to vote those shares with respect to the Merger proposal, the Ticketmaster Entertainment incentive plan proposal or the election of directors without specific instructions from their customers, as brokers do not have discretionary voting power on such matters.

Therefore, if you are a Ticketmaster Entertainment stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•	your broker or other nominee may not vote your shares on the Merger proposal, which broker non-votes will have the effect of a vote “AGAINST” such proposal;

•	your broker or other nominee may not vote your shares on the Ticketmaster Entertainment incentive plan proposal, which broker non-votes will have no effect on the vote on this proposal;

•	your broker or other nominee may not vote your shares in the election of directors, which broker non-votes will have no effect on the outcome of the election of directors; and

•	your broker or other nominee may vote your shares on the other Ticketmaster Entertainment annual meeting matters.

Revocability of Proxies and Changes to a Ticketmaster Entertainment Stockholder’s Vote

A Ticketmaster Entertainment stockholder has the power to change its vote at any time before its shares are voted at the Ticketmaster Entertainment annual meeting by:

•	notifying Ticketmaster Entertainment’s Corporate Secretary in writing at Ticketmaster Entertainment, Inc., 8800 West Sunset Blvd., West Hollywood, California 90069 that you are revoking your proxy; or

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or

•	voting in person at the Ticketmaster Entertainment annual meeting.

If you are a Ticketmaster Entertainment stockholder of record, revocation of your proxy or voting instructions through the Internet, by telephone or by mail must be received by 11:59 p.m., Pacific time, on January 7, 2010, although you may also revoke your proxy by attending the Ticketmaster Entertainment annual meeting and voting in person. However, if your shares are held in street name by a bank or broker, you may revoke your instructions only by informing the bank or broker in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from Ticketmaster Entertainment stockholders is made on behalf of the Ticketmaster Entertainment board of directors. Live Nation and Ticketmaster Entertainment will generally share equally the cost and expenses of printing and mailing this joint proxy prospectus and all fees paid to the SEC. Ticketmaster Entertainment will pay the costs of soliciting and obtaining proxies from Ticketmaster Entertainment stockholders, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Ticketmaster Entertainment officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Ticketmaster Entertainment has engaged the firm of Innisfree M&A Incorporated to assist Ticketmaster Entertainment in the distribution and solicitation of proxies from Ticketmaster Entertainment stockholders and will pay Innisfree M&A Incorporated an estimated fee of $25,000 plus an additional fee per call made or received by

Innisfree M&A Incorporated, as well as out-of-pocket expenses for its services. Live Nation will pay the costs of soliciting and obtaining proxies from Live Nation stockholders and all other expenses related to the Live Nation annual meeting.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to Ticketmaster Entertainment stockholders residing at the same address, unless Ticketmaster Entertainment stockholders have notified Ticketmaster Entertainment of their desire to receive multiple copies of this joint proxy statement/prospectus. This is known as householding.

Ticketmaster Entertainment will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies for this year or future years should be directed in writing to Ticketmaster Entertainment, Inc., 8800 West Sunset Blvd., West Hollywood, California 90069, Attention: Corporate Secretary, or by phone at (310) 360-3300.

Attending the Ticketmaster Entertainment Annual Meeting

Subject to space availability, all Ticketmaster Entertainment stockholders as of the Ticketmaster Entertainment record date, or their duly appointed proxies, may attend the Ticketmaster Entertainment annual meeting. Since seating is limited, admission to the Ticketmaster Entertainment annual meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., local time.

If you hold your shares of either Ticketmaster Entertainment common stock or Ticketmaster Entertainment Series A preferred stock in your name as a stockholder of record and you wish to attend the Ticketmaster Entertainment annual meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the Ticketmaster Entertainment annual meeting. You should also bring valid picture identification.

If your shares of either Ticketmaster Entertainment common stock or Ticketmaster Entertainment Series A preferred stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Ticketmaster Entertainment annual meeting, you need to bring a copy of a bank or brokerage statement to the Ticketmaster Entertainment annual meeting reflecting your stock ownership as of the Ticketmaster Entertainment record date. You should also bring valid picture identification.

TICKETMASTER ENTERTAINMENT PROPOSALS

Ticketmaster Entertainment Proposal 1: Adoption of the Merger Agreement

Ticketmaster Entertainment is asking its stockholders to vote on the Merger proposal. For a detailed discussion of the terms and conditions of the Merger, see “The Merger Agreement” beginning on page 126. As discussed in the section entitled “The Merger—Ticketmaster Entertainment’s Reasons for the Merger” beginning on page 67, after careful consideration, the Ticketmaster Entertainment board of directors, by a unanimous vote of all directors present, determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Ticketmaster Entertainment and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby.

Required Vote; Recommendation of the Ticketmaster Entertainment Board of Directors

Approval of the Merger proposal requires the affirmative vote of holders of a majority of the voting power of the outstanding shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class. For purposes of this vote, an abstention or a failure to vote will have the same effect as a vote “AGAINST” the proposal. Liberty Holdings has agreed to vote the shares of Ticketmaster Entertainment common stock held by it or its affiliates, representing, based on its amended Schedule 13D filed on February 25, 2009, approximately 29.0% of the outstanding shares of Ticketmaster Entertainment common stock as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting as of such date, in favor of the Merger proposal.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” the adoption of the Merger proposal.

Ticketmaster Entertainment Proposal 2: Election of Directors

It is proposed that 11 directors be elected at the Ticketmaster Entertainment annual meeting, each to hold office until the next annual meeting of stockholders and until their successors have been elected and qualified (or, if earlier, such director’s resignation or removal from the Ticketmaster Entertainment board of directors). Each director nominee is presently a director of Ticketmaster Entertainment. The Nominating Committee of the Ticketmaster Entertainment board of directors has recommended to the Ticketmaster Entertainment board of directors, and the Ticketmaster Entertainment board of directors has unanimously nominated, each of the 11 director nominees.

The persons named in the enclosed proxy intend to vote the shares covered by proxies for the election of the director nominees named below. The 11 director nominees receiving the greatest number of affirmative votes cast by Ticketmaster Entertainment stockholders entitled to vote on the election of directors will be elected as directors. Ticketmaster Entertainment has no reason to believe that any of the director nominees named herein will be unavailable to serve as directors. However, if any director nominee, prior to the Ticketmaster Entertainment annual meeting, becomes unavailable for election as a director, the Ticketmaster Entertainment shares covered by proxies will be voted for another director nominee to be selected by the Ticketmaster Entertainment board of directors.

Required Vote; Recommendation of the Ticketmaster Entertainment Board of Directors

Election of the directors requires the affirmative vote of a plurality of the votes cast at the Ticketmaster Entertainment annual meeting. Accordingly, the 11 director nominees receiving the highest number of votes will be elected. For purposes of this vote, an abstention or a failure to vote will have no effect on the outcome of the election of the directors.

The Ticketmaster Entertainment board of directors recommends a vote “FOR” each of the director nominees named below.

Director Nominees

Information with respect to the business experience and affiliations of the director nominees is as follows:

Irving Azoff, age 61, has been Chief Executive Officer of Ticketmaster Entertainment since October 29, 2008, and has been a director of Ticketmaster Entertainment since January 2009. Mr. Azoff has been Chief Executive Officer of Front Line since its inception in January 2005. Mr. Azoff was previously the owner of ILA Inc., and Eagles Personal Management Inc, both artist management companies, which were sold to Front Line in January 2005.

Terry R. Barnes, age 58, has been a director of Ticketmaster Entertainment since August 2008. Mr. Barnes has served as Vice Chairman of Ticketmaster Entertainment since October 2008 and Chairman of Ticketmaster since January 2007. Prior to that, Mr. Barnes served as Chairman and Chief Executive Officer of Ticketmaster from June 2005 to December 2006 and Chairman from January 2003 to June 2005. He was the Co-Chairman of Ticketmaster from January 2001 until January 2003 and President and Chief Executive Officer of Ticketmaster Corporation from June 1998 until January 2001. From September 1995 until June 1998, Mr. Barnes was the President and Chief Operating Officer of Ticketmaster Ticketing Company. From 1983 until September 1995, Mr. Barnes was Vice President and General Manager of numerous subsidiaries of Ticketmaster Corporation in the Midwest. Prior to joining Ticketmaster, Mr. Barnes enjoyed an expansive music industry career, including a partnership in Village Records, a custom record label with Mercury/Polygram in Indianapolis. He was also a partner in national promotion, management and publishing companies. Mr. Barnes attended Ball State University.

Mark Carleton, age 49, has been a director of Ticketmaster Entertainment since August 2008. Mr. Carleton currently serves as a Senior Vice President of Liberty Media Corporation. Prior to that, he was employed by KPMG LLP, the audit, tax and advisory firm from July 1982 to November 2003, most recently as a Partner and National Industry Director—Communications Segment and also served on KPMG’s Board. Mr. Carleton was a practicing CPA during his time at KPMG.

Mr. Carleton was nominated as a director by Liberty Media pursuant to the terms of the Ticketmaster Entertainment Spinco Agreement, as described in the section entitled “Ticketmaster Entertainment Corporate Governance—Certain Relationships and Related Person Transactions—Agreements with Liberty Media—Ticketmaster Entertainment Spinco Agreement” beginning on page 230.

Brian Deevy, age 54, has been a director of Ticketmaster Entertainment since August 2008. Mr. Deevy is Chairman and Chief Executive Officer of RBC Daniels, responsible for strategic development of the firm’s business, which includes mergers & acquisitions, private equity and debt capital formation and financial advisory engagements. Mr. Deevy also has primary responsibility for RBC Daniels’ Cable Television Group. Mr. Deevy joined RBC Daniels in November 1981.

Mr. Deevy was nominated as a director by Liberty Media pursuant to the terms of the Ticketmaster Entertainment Spinco Agreement, as described in the section entitled “Ticketmaster Entertainment Corporate Governance—Certain Relationships and Related Person Transactions—Agreements with Liberty Media—Ticketmaster Entertainment Spinco Agreement” beginning on page 230.

Barry Diller, age 67, has served as chairman of the Ticketmaster Entertainment board of directors since August 2008. Mr. Diller has been a director and the Chairman and Chief Executive Officer of IAC (and its predecessors) since August 1995. Mr. Diller also serves as the Chairman of Expedia, Inc., which position he has held since August 2005. Prior to joining IAC, Mr. Diller was Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994. From 1984 to 1992, Mr. Diller served as the Chairman of the Board and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Inc., Mr. Diller served for 10 years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is currently a member of the boards of directors of The Washington Post Company and The Coca-Cola Company.

He also serves on the Boards of Conservation International and The Educational Broadcasting Company. In addition, Mr. Diller is a member of the Board of Councilors for the University of Southern California’s School of Cinema-Television, the New York University Board of Trustees, the Tisch School of the Arts Dean’s Council and the Executive Board for the Medical Sciences of the University of California, Los Angeles.

Jonathan L. Dolgen, age 64, has been a director of Ticketmaster Entertainment since August 2008. Since July 2004, Mr. Dolgen has also been a Senior Advisor to Viacom, Inc., which is referred to as Old Viacom, a worldwide entertainment and media company, where he provided advisory services to the Chief Executive Officer of Old Viacom and CBS Corporation. Since the separation of Old Viacom, Mr. Dolgen has provided advisory services to the Chief Executive Officer of New Viacom, or others designated by him, on an as-requested basis. Since July 2004, Mr. Dolgen has been a private investor and since September 2004, Mr. Dolgen has been a principal of Wood River Ventures, LLC, a private start-up entity that seeks investment and other opportunities and provides consulting services primarily in the media sector. Since April 2005, Mr. Dolgen, through Wood River Ventures, LLC, has had an arrangement with Madison Dearborn Partners, LLC to seek investment opportunities primarily in the media sector. From October 2006 through March 2008, Mr. Dolgen served as senior consultant for ArtistDirect, Inc. From April 1994 to July 2004, Mr. Dolgen served as Chairman and Chief Executive Officer of the Viacom Entertainment Group, a unit of Old Viacom, where he oversaw various operations of Old Viacom’s businesses, which during 2003 and 2004 primarily included the operations engaged in motion picture production and distribution, television production and distribution, regional theme parks, theatrical exhibition and publishing. As a result of the separation of Old Viacom, Old Viacom’s motion picture production and distribution and theatrical exhibition business became part of New Viacom’s businesses, and substantially all of the remaining businesses of Old Viacom overseen by Mr. Dolgen remained with CBS Corporation. Mr. Dolgen began his career in the entertainment industry in 1976, and until joining the Viacom Entertainment Group, served in executive positions at Columbia Pictures Industries, Inc., Twentieth Century Fox and Fox, Inc., and Sony Pictures Entertainment. Since August 2005, Mr. Dolgen has also been a Director of Expedia, Inc. and from October 2004 until September 2008, Mr. Dolgen was a Director of Charter Communications, Inc. Mr. Dolgen holds a B.S. from Cornell University and a J.D. from New York University.

Diane Irvine, age 50, has been a director of Ticketmaster Entertainment since August 2008. Ms. Irvine has served as Chief Executive Officer and President of Blue Nile, Inc., an online retailer of high quality diamonds and fine jewelry in the United States, since February 2008. Prior to that, she served as President of Blue Nile beginning in February 2007 and as Blue Nile’s Chief Financial Officer from December 1999 to September 2007. Prior to her tenure at Blue Nile, Ms. Irvine served as Vice President and CFO of Plum Creek Timber Company, Inc., a timberland management and wood products company, from February 1994 to May 1999, and in various capacities, most recently as a partner, with Coopers and Lybrand LLP, from September 1981 to February 1994. Ms. Irvine serves on the Board of Directors of Blue Nile, Inc. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation from Golden Gate University.

Craig A. Jacobson, age 57, has been a director of Ticketmaster Entertainment since January 2009. Mr. Jacobson is a founding partner at the law firm of Hansen, Jacobson, Teller, Hoberman, Newman, Warren & Richman, L.L.P., where he has practiced entertainment law for the past 20 years. Mr. Jacobson is a member of the Board of Directors of Expedia, Inc., a position he has held since December 2007. Mr. Jacobson is a member of the Board of Trustees at the USC Fine Arts School and is a member of the Board of Directors of Aver Media, a privately held Canadian lending institution.

Victor A. Kaufman, age 65, has served as vice chairman of the Ticketmaster Entertainment board of directors since August 2008. Mr. Kaufman has been a director of IAC (and its predecessors) since December 1996 and has been Vice Chairman of IAC since October 1999. Mr. Kaufman also serves as Vice Chairman of the Board of Expedia, Inc., which position he has held since August 2005. Previously, Mr. Kaufman served in the Office of the Chairman from January 1997 to November 1997 and as Chief Financial Officer of IAC from November 1997 to October 1999. Prior to his tenure with IAC, Mr. Kaufman served as Chairman and Chief Executive Officer of Savoy Pictures Entertainment, Inc. from March 1992 and as a director of Savoy from

February 1992. Mr. Kaufman was the founding Chairman and Chief Executive Officer of Tri-Star Pictures, Inc. and served in such capacities from 1983 until December 1987, at which time he became President and Chief Executive Officer of Tri-Star’s successor company, Columbia Pictures Entertainment, Inc. He resigned from these positions at the end of 1989 following the acquisition of Columbia by Sony USA, Inc. Mr. Kaufman joined Columbia in 1974 and served in a variety of senior positions at Columbia and its affiliates prior to the founding of Tri-Star.

Michael Leitner, age 42, has been a director of Ticketmaster Entertainment since August 2008. Mr. Leitner is a managing partner at Tennenbaum Capital Partners, a private investment firm. Prior to joining Tennenbaum Capital Partners in March 2005, Mr. Leitner served as Senior Vice President of Corporate Development for WilTel Communications from January 2004. Prior to that, he served as President and Chief Executive Officer of GlobeNet Communications from January 2003. Mr. Leitner currently serves as a representative for Tennenbaum Capital Partners on the Boards of Directors of ITC^DeltaCom, Inc., Anacomp, Inc. and as a board observer to Wild Blue Communications.

Mr. Leitner was nominated as a director by Liberty Media pursuant to the terms of the Ticketmaster Entertainment Spinco Agreement, as described in the section entitled “Ticketmaster Entertainment Corporate Governance—Certain Relationships and Related Person Transactions—Agreements with Liberty Media—Ticketmaster Entertainment Spinco Agreement” beginning on page 230.

Jonathan F. Miller, age 52, has been a director of Ticketmaster Entertainment since August 2008. Mr. Miller is the Chairman and Chief Executive of News Corp.’s digital media group, a position which he has held since April 2009. Mr. Miller was a founding partner of Velocity Interactive Group, an investment firm focusing on digital media and the consumer internet, from its inception in February 2007 until April 2009. Prior to founding Velocity, Mr. Miller served as Chief Executive Officer of AOL from August 2002 to December 2006. Prior to joining AOL, Mr. Miller was employed at IAC as Chief Executive Officer and President of USA Information and Services. Mr. Miller is on the Board of American Film Institute, Idearc Media and is a trustee of Emerson College and WNYC Public Radio in New York. Mr. Miller graduated from Harvard College in 1980.

General Information About the Board of Directors

The Ticketmaster Entertainment board of directors is responsible for overseeing the management of Ticketmaster Entertainment’s business, property and affairs. In fulfilling his or her responsibilities, each director must exercise good faith business judgment in a manner that the director believes is in the best interests of Ticketmaster Entertainment. The Ticketmaster Entertainment board of directors met three times during the 2008 fiscal year since the Ticketmaster Entertainment spin-off.

The directors are expected to attend Ticketmaster Entertainment board of directors meetings, meetings of Ticketmaster Entertainment board of directors committees on which they serve and the Ticketmaster Entertainment annual meeting of stockholders, with the understanding that on occasion a director may be unable to attend a meeting. Since the Ticketmaster Entertainment spin-off, all of Ticketmaster Entertainment’s incumbent directors attended at least 75% of the regularly scheduled and special meetings of the Ticketmaster Entertainment board of directors and Ticketmaster Entertainment board of directors committees on which they served. The Ticketmaster Entertainment annual meeting is the first annual meeting of Ticketmaster Entertainment stockholders since the Ticketmaster Entertainment spin-off.

In accordance with the Marketplace Rules of NASDAQ, which are referred to as the Marketplace Rules, Ticketmaster Entertainment maintains a policy that executive sessions of independent members of the Ticketmaster Entertainment board of directors should be held regularly. No such sessions were held during the 2008 fiscal year since the Ticketmaster Entertainment spin-off. For a discussion of Ticketmaster Entertainment’s reliance on the Marketplace Rules’ cure period to satisfy its compliance with Marketplace Rule 4350(c)(1), see “Ticketmaster Entertainment Corporate Governance—Director Independence” beginning on page 228.

Board Committees

The Ticketmaster Entertainment board of directors has established various standing committees to assist it with the performance of its responsibilities. These committees and their members are listed below. The Ticketmaster Entertainment board of directors has adopted written charters for each of these committees. The charters are available on Ticketmaster Entertainment’s website at investors.ticketmaster.com or may be obtained upon written request to Ticketmaster Entertainment’s Corporate Secretary at Ticketmaster Entertainment’s principal executive offices. The chair of each committee develops the agenda for meetings of that committee and determines the frequency and length of committee meetings.

The Ticketmaster Entertainment board of directors currently has four standing committees: the Audit Committee, the Compensation and Human Resources Committee, the Nominating Committee and the Executive Committee.

The following table sets forth the current members of each standing Committee, all of whom, except as noted, served in the capacities set forth below from the Ticketmaster Entertainment spin-off, which occurred on August 20, 2008, through December 31, 2008.

Name	Audit Committee	Compensation and Human Resources Committee	Nominating Committee	Executive Committee
Irving L. Azoff(1)	—	—	—	X
Terry R. Barnes	—	—	—	—
Mark Carleton	—	—	—	—
Brian Deevy*	X	—	—	—
Barry Diller	—	—	—	—
Jonathan L. Dolgen*	—	Chair	Chair	X
Diane Irvine*	Chair	—	—	—
Craig A. Jacobson*(2)	X	X	X	—
Victor A. Kaufman	—	—	—	X
Michael Leitner*	—	—	—	—
Jonathan F. Miller*	—	X	—	—

*	Independent Directors

(1)	Mr. Azoff was appointed to the Ticketmaster Entertainment board of directors on January 22, 2009; he was appointed to the Executive Committee in June 2009.

(2)	Mr. Jacobson was appointed to the Ticketmaster Entertainment board of directors on January 28, 2009, at which time he was appointed to the Compensation and Human Resources Committee; he was appointed to the Audit Committee in April 2009 and to the Nominating Committee in June 2009.

Audit Committee. The Audit Committee is appointed by the Ticketmaster Entertainment board of directors to assist the Ticketmaster Entertainment board of directors with a variety of matters described in the committee’s charter, which include monitoring (1) the integrity of Ticketmaster Entertainment’s financial statements, (2) the effectiveness of Ticketmaster Entertainment’s internal control over financial reporting, (3) the qualifications and independence of Ticketmaster Entertainment’s independent registered public accounting firm, (4) the performance of Ticketmaster Entertainment’s internal audit function and independent registered public accounting firm and (5) the compliance by Ticketmaster Entertainment with legal and regulatory requirements.

The Ticketmaster Entertainment board of directors has concluded that Ms. Irvine is an “audit committee financial expert,” as such term is defined in applicable rules and regulations of the SEC.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee is authorized to exercise all of the powers of the Ticketmaster Entertainment board of directors with respect to matters pertaining to compensation and benefits, including, but not limited to, salary matters, incentive/bonus plans, stock compensation plans, retirement programs and insurance plans. For additional information on Ticketmaster Entertainment’s processes and procedures for the consideration and determination of executive and director compensation and the related role of the Compensation and Human Resources Committee, see the discussion under Compensation Discussion and Analysis generally and Non-Employee Director Compensation, respectively. The formal report of the Compensation and Human Resources Committee is set forth in section entitled “Ticketmaster Entertainment Executive Compensation—Report of the Compensation and Human Resources Committee of the Ticketmaster Entertainment Board of Directors” beginning on page 287).

Nominating Committee. The Nominating Committee is responsible for identifying individuals qualified to become members of the Ticketmaster Entertainment board of directors, recommending to the Ticketmaster Entertainment board of directors director nominees for the annual meeting of stockholders and otherwise on an as needed basis.

Executive Committee. The Executive Committee has all the power and authority of the Ticketmaster Entertainment board of directors, except those powers specifically reserved to the Ticketmaster Entertainment board of directors by Delaware law or Ticketmaster Entertainment’s organizational documents.

Other Committees. In addition to the foregoing committees, the Ticketmaster Entertainment board of directors, by resolution, may from time to time establish other committees of the Ticketmaster Entertainment board of directors, consisting of one or more of its directors.

Board Structure

Messrs. Carleton, Deevy and Leitner were elected to the Ticketmaster Entertainment board of directors pursuant to the Ticketmaster Entertainment Spinco Agreement. At the time of the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment assumed from IAC all of those rights and obligations under the Ticketmaster Entertainment Spinco Agreement providing for certain governance arrangements at Ticketmaster Entertainment. The Ticketmaster Entertainment Spinco Agreement generally provides that so long as Liberty Media beneficially owns securities of Ticketmaster Entertainment representing at least 20% of the total voting power of Ticketmaster Entertainment, Liberty Media has the right to nominate up to 20% of the directors serving on the Ticketmaster Entertainment board of directors (rounded up to the nearest whole number). Based on its current beneficial ownership of shares of Ticketmaster Entertainment common stock, Liberty Media has the right to nominate three individuals to serve on the Ticketmaster Entertainment board of directors. Any director nominated by Liberty Media must be reasonably acceptable to a majority of the directors on the Ticketmaster Entertainment board of directors who were not nominated by Liberty Media. All but one of Liberty Media’s nominees serving on the Ticketmaster Entertainment board of directors must qualify as “independent” under applicable stock exchange rules. Until August 20, 2010, Liberty Media and its affiliates have agreed to vote all of the shares of Ticketmaster Entertainment common stock beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Ticketmaster Entertainment board of directors so long as the slate includes the director nominees that Liberty Media has the right to nominate.

Ticketmaster Entertainment Proposal 3: Ratification of Selection of Independent Auditors

The Audit Committee of the Ticketmaster Entertainment board of directors has appointed Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for the fiscal year ending December 31, 2009. Pursuant to SEC rules, the Audit Committee has the sole right to appoint Ticketmaster Entertainment’s independent accountants and the appointment of Ernst & Young LLP is not contingent upon obtaining stockholder approval. However, the Ticketmaster Entertainment board of directors is affording Ticketmaster Entertainment stockholders the opportunity to express their opinions with regard to the selection of

Ernst & Young LLP as Ticketmaster Entertainment’s independent accountants for 2009. This vote is neither required nor binding, but is being solicited by the Ticketmaster Entertainment board of directors in order to determine if the Ticketmaster Entertainment stockholders approve of Ernst & Young LLP as Ticketmaster Entertainment’s independent accountants. If this proposal does not receive the affirmative vote of a majority of the votes cast affirmatively or negatively for this proposal at the Ticketmaster Entertainment annual meeting, in person or by proxy, the Audit Committee will take such vote into consideration in determining whether to continue to retain Ernst & Young LLP.

A representative of Ernst & Young LLP is expected to be present at the Ticketmaster Entertainment annual meeting and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.

Required Vote; Recommendation of the Ticketmaster Entertainment Board of Directors

Ratification of the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal at the Ticketmaster Entertainment annual meeting. For purposes of this vote, an abstention or a failure to vote will not be counted as a vote “FOR” or “AGAINST” the proposal and therefore neither an abstention nor, assuming a quorum is present, a failure to vote will have an effect on the outcome of the vote for the proposal.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” ratification of the appointment of Ernst & Young LLP as Ticketmaster Entertainment’s independent registered public accounting firm for 2009.

Report of the Audit Committee of the Ticketmaster Entertainment Board of Directors

The Audit Committee operates under a written charter, which has been adopted by the Ticketmaster Entertainment board of directors. The Audit Committee charter governs the operations of the Audit Committee and sets forth its responsibilities, which include providing assistance to the Ticketmaster Entertainment board of directors with the monitoring of (i) the integrity of Ticketmaster Entertainment’s financial statements, (ii) the effectiveness of Ticketmaster Entertainment’s internal control over financial reporting, (iii) the qualifications and independence of Ticketmaster Entertainment’s independent registered public accounting firm, (iv) the performance of Ticketmaster Entertainment’s internal audit function and independent registered public accounting firm and (v) the compliance by Ticketmaster Entertainment with legal and regulatory requirements. It is not the duty of the Audit Committee to plan or conduct audits, to determine that Ticketmaster Entertainment’s financial statements and disclosures are complete, accurate and have been prepared in accordance with GAAP and applicable rules and regulations or to determine that Ticketmaster Entertainment’s internal controls over financial reporting are effective. These are the responsibilities of management and Ticketmaster Entertainment’s independent registered public accounting firm.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of Ticketmaster Entertainment for the fiscal year ended December 31, 2008 with Ticketmaster Entertainment management and Ernst & Young LLP, Ticketmaster Entertainment’s independent registered public accounting firm.

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), which supersedes Statement on Auditing Standards No. 61. In addition, the Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with Ernst & Young LLP its independence from Ticketmaster Entertainment and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Ticketmaster Entertainment board of directors that the audited consolidated financial statements for Ticketmaster Entertainment for the fiscal year ended December 31, 2008 be included in Ticketmaster Entertainment’s Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

Members of the Audit Committee

Diane Irvine (Chair)

Brian Deevy

Craig A. Jacobson

Audit and Non-Audit Fees

The following table sets forth fees for all professional services rendered by Ernst & Young LLP to Ticketmaster Entertainment for the year ended December 31, 2008. Fees billed by Ernst & Young LLP to IAC for periods prior to the Ticketmaster Entertainment spin-off, which occurred on August 20, 2008, are not included below.

2008
(dollars in thousands)
Audit Fees (1)	$1,817
Audit-Related Fees (2)	652
Tax Fees	—
All Other Fees	—

Total	$2,469

(1)	Audit Fees include fees associated with the annual audit of Ticketmaster Entertainment’s consolidated financial statements; accounting consultations and expenses associated with the audit; and statutory audits. Statutory audits include audits performed for certain Ticketmaster Entertainment businesses in various jurisdictions abroad, which audits are required by local law.

(2)	Audit-Related Fees include Statement on Auditing Standards No. 70 fees, due diligence fees and accounting consultations in connection with acquisitions.

The Audit Committee considered and determined that the provision of the foregoing services provided by Ernst & Young LLP is compatible with the maintenance of Ernst & Young LLP’s independence during the applicable periods.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has a policy of pre-approving all auditing services, audit-related services, including internal control-related services, and permitted non-audit services to be performed for Ticketmaster Entertainment by its independent accounting firm, subject to the de minimis exceptions for non-audit services described in Section (10)(A)(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee reviews and discusses with the independent auditor any documentation supplied by the independent auditor as to the nature and scope of any tax services to be approved, as well as the potential effects of the provision of such services on the auditor’s independence. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit, audit-related and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to engage and determine funding for independent legal, accounting or other advisors. Ticketmaster Entertainment shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent accounting firm for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for Ticketmaster Entertainment and to any advisors employed by the Audit Committee, as well as funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Ticketmaster Entertainment Proposal 4: Approval of the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan

General

The Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan, which is referred to as the Incentive Plan, was adopted by the Ticketmaster Entertainment board of directors and approved by Ticketmaster Entertainment’s then sole stockholder, IAC, on August 20, 2008, prior to the Ticketmaster Entertainment spin-off. The Incentive Plan authorizes Ticketmaster Entertainment to grant awards covering a total of 5,000,000 shares of Ticketmaster Entertainment common stock, plus an additional number of shares underlying stock-based awards originally issued under IAC stock incentive plans and subsequently adjusted at the time of the Ticketmaster Entertainment spin-off to become awards with respect to Ticketmaster Entertainment common stock, which are referred to as spin-off adjusted awards. As of June 1, 2009, Ticketmaster Entertainment had granted, net of cancellations, awards under the Incentive Plan with respect to 4,913,476 shares of Ticketmaster Entertainment common stock (excluding shares underlying spin-off adjusted awards) and awards with respect to an additional 2,192,487 shares of Ticketmaster Entertainment common stock that are subject to forfeiture in the event Ticketmaster Entertainment stockholders do not approve the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan described below.

Ticketmaster Entertainment is requesting that its stockholders approve the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan, referred to as the Amended and Restated Incentive Plan, which the Ticketmaster Entertainment board of directors has approved, subject to stockholder approval. The Amended and Restated Incentive Plan amends and restates the Incentive Plan to:

•

increase the aggregate number of shares of Ticketmaster Entertainment common stock available for awards from 5,000,000 shares (plus spin-off adjusted awards) under the Incentive Plan to 10,000,000 shares (plus spin-off adjusted awards) under the Amended and Restated Incentive Plan; and

•

increase the aggregate number of shares of Ticketmaster Entertainment common stock covered by awards that may be granted to any single plan participant over the life of the Amended and Restated Incentive Plan from 3,333,333 (plus spin-off adjusted awards) under the Incentive Plan to 6,500,000 shares (plus spin-off adjusted awards) under the Amended and Restated Incentive Plan.

The Amended and Restated Incentive Plan does not modify the Incentive Plan in any other way.

The Ticketmaster Entertainment board of directors believes that the Amended and Restated Incentive Plan helps Ticketmaster Entertainment attract, retain and motivate directors, officers, employees and consultants, encourages these service providers to devote their best efforts to the business and financial success of Ticketmaster Entertainment and aligns their interests closely with those of the other Ticketmaster Entertainment stockholders. The Ticketmaster Entertainment board of directors believes it is in the best interest of Ticketmaster Entertainment to approve the Amended and Restated Incentive Plan to allow Ticketmaster Entertainment to continue to grant stock-based compensation at levels it deems appropriate. If Ticketmaster Entertainment stockholders do not approve the Amended and Restated Incentive Plan, the Incentive Plan will continue in effect in its current form; provided, that the recipients of awards with respect to 2,192,487 shares of Ticketmaster Entertainment common stock granted on May 6, 2009 automatically will forfeit these awards and Ticketmaster Entertainment will have limited ability to grant new equity-based awards in the future.

The principal features of the Amended and Restated Incentive Plan, including the material terms of the performance goals for awards that may be granted under the plan, are described below. This summary is qualified by reference to the full text of the Amended and Restated Incentive Plan, a copy of which is attached as Annex K to this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus.

Summary of Amended and Restated Incentive Plan

Administration. The Amended and Restated Incentive Plan is administered by the Compensation and Human Resources Committee of the Ticketmaster Entertainment board of directors or such other committee of the board as the Ticketmaster Entertainment board of directors may from time to time designate, with such committee being referred to in this summary as the Committee. Among other things, the Committee has the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of Ticketmaster Entertainment common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility. In addition to individuals who hold outstanding spin-off adjusted awards, persons who serve or agree to serve as officers, employees, non-employee directors or consultants of Ticketmaster Entertainment and its subsidiaries and affiliates are eligible to be granted awards under the Amended and Restated Incentive Plan (other than spin-off adjusted awards).

Shares Subject to the Plan. The Amended and Restated Incentive Plan authorizes the issuance of up to 10,000,000 shares of Ticketmaster Entertainment common stock pursuant to new awards under the plan, plus the number of shares granted pursuant to the assumption of outstanding spin-off adjusted awards. No single participant may be granted awards covering in excess of 6,500,000 shares of Ticketmaster common stock (plus spin-off adjusted awards) over the life of the Amended and Restated Incentive Plan. The shares of Ticketmaster Entertainment common stock subject to grant under the Amended and Restated Incentive Plan are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the Committee. Other than spin-off adjusted awards, to the extent that any award is forfeited, or any option or stock appreciate right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of Ticketmaster Entertainment common stock subject to such awards not delivered as a result would again be available for awards under the Amended and Restated Incentive Plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of Ticketmaster Entertainment common stock (by either actual delivery or attestation), only the number of shares of Ticketmaster Entertainment common stock issued net of the shares of Ticketmaster Entertainment common stock delivered or attested to are deemed delivered for purposes of the limit on the total number of shares available for grants under the Amended and Restated Incentive Plan. To the extent any shares of Ticketmaster Entertainment common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of Ticketmaster Entertainment common stock are not generally deemed to have been delivered for purposes of the limit on the total number of shares available for grants under the Amended and Restated Incentive Plan.

In the event of certain extraordinary corporate transactions, the Committee or the Ticketmaster Entertainment board of directors may make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the Amended and Restated Incentive Plan, (ii) the various maximum share limitations set forth in the Amended and Restated Incentive Plan, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding options and SARs.

As indicated above, several types of stock grants can be made under the Amended and Restated Incentive Plan. A summary of these grants is set forth below. The Amended and Restated Incentive Plan generally governs options and restricted stock units, which are referred to as RSUs, that were adjusted from then-existing IAC options and IAC RSUs in connection with the Ticketmaster Entertainment spin-off, and governs other award grants made following the Ticketmaster Entertainment spin-off pursuant to the Amended and Restated Incentive Plan.

Stock Options and SARs. Stock options granted under the Amended and Restated Incentive Plan may either be ISOs or nonqualified stock options. The maximum number of shares of Ticketmaster Entertainment common stock that may be granted pursuant to options that are intended to be ISOs is 3,333,333. SARs granted under the plan may either be granted alone or in tandem with a stock option. The exercise price of options and SARs cannot be less than 100% of the fair market value of the stock underlying the options or SARs on the date of grant. Optionees may pay the exercise price in cash or, if approved by the Committee, in Ticketmaster Entertainment common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by the withholding of shares otherwise receivable on exercise. The term of options and SARs is determined by the Committee, but the term may not be longer than ten years from the date of grant. The Committee determines the vesting and exercise schedule of options and SARs, and the extent to which they will be exercisable after the award holder’s employment terminates. Generally, unvested options and SARs terminate upon the termination of employment, and vested options and SARs remain exercisable for one year after the award holder’s death, disability or retirement, and 90 days after termination of the award holder’s employment for any other reason. Vested options and SARs also terminate upon termination of the optionee’s employment for cause (as defined in the Amended and Restated Incentive Plan). Stock options and SARs are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or SARs, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the participant’s family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Stock. Restricted stock may be granted with such restriction periods as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. In the case of performance-based awards that are intended to qualify under Section 162(m)(4) of the Code, such goals will be based on the attainment of one or any combination of the following: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total stockholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing-spending efficiency, core non-interest income, change in working capital, return on capital and/or stock price, with respect to Ticketmaster Entertainment or any subsidiary, division or department of Ticketmaster Entertainment. Such performance goals also may be based upon the attainment of specified levels of Ticketmaster Entertainment, subsidiary, affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries, with such performance goals being referred to as Performance Goals. The terms and conditions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Committee may require that the stock certificates evidencing restricted shares be held by Ticketmaster Entertainment. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered, and is forfeited upon termination of employment, unless otherwise provided by the Committee. Other than such restrictions on transfer and any other restrictions the Committee may impose, the participant has all the rights of a Ticketmaster Entertainment stockholder with respect to the restricted stock award.

RSUs. The Committee may grant RSUs payable in cash or shares of Ticketmaster Entertainment common stock, conditioned upon continued service and/or the attainment of Performance Goals determined by the Committee. The terms and conditions of RSU awards (including any Performance Goals) need not be the same with respect to each participant.

Other Stock-Based Awards. Other awards of Ticketmaster Entertainment common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, Ticketmaster Entertainment common stock, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures, may be granted under the Amended and Restated Incentive Plan.

Bonus Awards. Bonus awards granted to eligible employees of Ticketmaster Entertainment and its subsidiaries and affiliates under the Amended and Restated Incentive Plan are based upon the attainment of the Performance Goals established by the Committee for the plan year or such shorter performance period as may be established by the Committee. Bonus amounts earned by any individual are limited to $10 million for any plan year, pro rated (if so determined by the Committee) for any shorter performance period. Bonus amounts will be paid in cash or, in the discretion of Ticketmaster Entertainment, in Ticketmaster Entertainment common stock, as soon as practicable following the end of the plan year. The Committee may reduce or eliminate a participant’s bonus award in any year notwithstanding the achievement of Performance Goals. The Committee may also establish procedures permitting a participant to defer the receipt of a bonus award.

Change in Control. In the event of a Change in Control (as defined in the Amended and Restated Incentive Plan):

•

with respect to spin-off adjusted awards, unless otherwise provided in the applicable award agreement, upon a participant’s termination of employment, during the two-year period following a Change in Control, by Ticketmaster Entertainment other than for cause or disability or by the participant for good reason, all such awards immediately will vest and become exercisable; and

•

with respect to awards other than spin-off adjusted awards, the Committee has the discretion to determine the treatment of awards granted under the Amended and Restated Incentive Plan, including providing for the acceleration of such awards upon the occurrence of the Change in Control and/or upon a qualifying termination of employment (e.g., without cause or for good reason) following the Change in Control.

The Merger would not constitute a Change in Control under the Amended and Restated Incentive Plan.

Amendment and Discontinuance. The Ticketmaster Entertainment board of directors may amend, alter or discontinue the Amended and Restated Incentive Plan, but no amendment, alteration or discontinuance may materially impair the rights of an optionee under an option or a recipient of an SAR, restricted stock award, RSU award or bonus award previously granted without the optionee’s or recipient’s consent. Amendments to the Amended and Restated Incentive Plan require stockholder approval to the extent such approval is required by law or the listing standards of any applicable exchange.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to Ticketmaster Entertainment and to recipients of stock options and SARs under the Amended and Restated Incentive Plan. The summary is based on the Code and the U.S. Treasury regulations promulgated under the Code in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to recipients of awards under the Amended and Restated Incentive Plan. The laws governing the tax aspects of these awards are highly technical, and such laws are subject to change. Different tax rules may apply to specific participants and transactions under the Amended and Restated Incentive Plan, particularly in jurisdictions outside the United States.

Nonqualified Stock Options and SARs. The recipient will not have any income at the time a nonqualified stock option or SAR is granted nor will Ticketmaster Entertainment be entitled to a deduction at that time. When a nonqualified option is exercised, the optionee generally will recognize ordinary income (whether the option price is paid in cash or by delivery or surrender of shares of Ticketmaster Entertainment common stock) in an amount equal to the excess of the fair market value of the shares to which the option exercise pertains over the option exercise price. When an SAR is exercised, the holder will recognize ordinary income equal to the sum of (i) the gross cash proceeds payable and (ii) the fair market value on the exercise date of any shares received. Ticketmaster Entertainment will be entitled to a corresponding deduction with respect to a nonqualified stock option or SAR equal to the ordinary income recognized by the optionee or holder of the SAR, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Code.

ISOs. A recipient will not have any income at the time an ISO is granted or have regular taxable income at the time the ISO is exercised. However, the excess of the fair market value of the shares at the time of exercise over the option exercise price will be a preference item that could create an alternative minimum tax liability for the optionee. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax. If the optionee disposes of the shares acquired on exercise of an ISO after the later of two years after the grant of the ISO and one year after exercise of the ISO, the gain recognized by the optionee (i.e., the excess of the proceeds received over the option exercise price), if any, will be long-term capital gain eligible for favorable tax rates under the Code. Conversely, if the optionee disposes of the shares within two years of the grant of the ISO or within one year of exercise of the ISO, the disposition will generally be a “disqualifying disposition,” and the optionee will recognize ordinary income in the year of the disqualifying disposition equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the option exercise price and (ii) the excess of the amount received for the shares over the option exercise price. The balance of the gain or loss, if any, will be long-term or short-term capital gain, depending on how long the shares were held.

Ticketmaster Entertainment is not entitled to a deduction as the result of the grant or the exercise of an ISO. However, if the optionee recognizes ordinary income as a result of a disqualifying disposition, Ticketmaster Entertainment will be entitled to a corresponding deduction equal to the amount of ordinary income recognized by the optionee, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Code. Ticketmaster Entertainment intends that awards granted under the Amended and Restated Incentive Plan comply with, or are otherwise exempt from, Section 409A of the Code.

Section 162(m) Awards and Other Awards. The Amended and Restated Incentive Plan allows the Committee to make awards that would be performance-based for purposes of exemption from the limitations of Section 162(m) of the Code. Nothing precludes the Committee from making any payments or granting any awards that do not qualify for tax deductibility under Section 162(m).

THE ABOVE SUMMARY PERTAINS SOLELY TO CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH AWARDS MADE UNDER THE AMENDED AND RESTATED INCENTIVE PLAN AND DOES NOT PURPORT TO BE COMPLETE. THE SUMMARY DOES NOT ADDRESS ALL FEDERAL INCOME TAX CONSEQUENCES AND IT DOES NOT ADDRESS STATE, LOCAL OR NON-U.S. TAX CONSIDERATIONS.

New Plan Benefits

On May 6, 2009, the Committee granted certain stock-based awards to the Ticketmaster Entertainment Chief Executive Officer and to one other plan participant who is not an executive officer of Ticketmaster Entertainment, which awards are subject to forfeiture if the Ticketmaster Entertainment stockholders do not approve the Ticketmaster Entertainment incentive plan proposal. The first table below provides additional detail regarding these awards.

The Committee and the Ticketmaster Entertainment board of directors, as applicable, in their discretion determine awards granted under the Amended and Restated Incentive Plan and, therefore, Ticketmaster Entertainment is unable to determine the awards that will be granted in the future under the Amended and Restated Incentive Plan. The second table below sets forth the type and amount of awards that were granted under the Incentive Plan to the named executive officers of Ticketmaster Entertainment and other specified groups of individuals during 2008, Ticketmaster Entertainment’s last completed fiscal year.

In addition, certain tables under the general heading “Ticketmaster Entertainment Executive Compensation—Executive Compensation” beginning on page 297, including the Summary Compensation Table, Grants of Plan-Based Awards table, 2008 Outstanding Equity Awards at Fiscal Year End table, and Option Exercises and Stock Vested table, set forth additional information with respect to awards granted to individual named executive officers of Ticketmaster Entertainment under the Incentive Plan during 2008. That section of this joint proxy statement/prospectus also discusses certain awards granted under the Incentive Plan since January 1, 2009 through the date of this joint proxy statement/prospectus.

May 2009 Grants

Name and Position	May 2009 Option Awards (Number of Shares)		May 2009 Stock Awards (Number of Shares of Stock or Number of Shares of Stock Underlying Units)
Irving L. Azoff Chief Executive Officer and Director	1,445,088	(1)	200,000 252,890 144,509	(2) (3) (4)
Plan Participant—Non-Executive Officer	115,000	(5)

(1)	Stock options vest in four equal installments on October 29, 2009, 2010, 2011 and 2012 and have a per share exercise price of $7.55.

(2)	RSUs vest in four equal annual installments beginning May 6, 2010, subject to satisfaction of applicable performance goals.

(3)	RSUs vest upon the date that the average closing trading price for Live Nation common stock over any consecutive 12-month period following the Merger exceeds the product of $14.45 and the exchange ratio for the Merger.

(4)	RSUs vest in annual installments on the first four anniversaries of the closing of the Merger, subject to satisfaction of applicable performance goals.

(5)	Stock options vest in four equal installments on May 6, 2010, 2011, 2012 and 2013 and have a per share exercise price of $7.55.

Grants Made in Fiscal Year 2008 Under Incentive Plan(1)

	2008 Option Awards			2008 Stock Awards: Number of Shares of Stock or Units
Name and Position	Number of Shares		Dollar Value ($) (2)	Number of Shares		Dollar Value ($) (2)
Irving L. Azoff Chief Executive Officer and Director, Ticketmaster Entertainment (3)	2,000,000		8,385,366
Terry R. Barnes Chairman, Ticketmaster & Director, Ticketmaster Entertainment	81,331	(4)	1,000,500
Sean P. Moriarty (Former) President & Director, Ticketmaster Entertainment & Chief Executive Officer, Ticketmaster (5)	112,460 140,628 187,623		560,532 477,100 445,254	92,421		2,000,000
Eric Korman Executive Vice President, Ticketmaster Entertainment & President, Ticketmaster	81,331	(4)	1,000,500	13,013	(4)	407,043
Brian Regan Executive Vice President and Chief Financial Officer, Ticketmaster Entertainment	121,996	(4)	1,246,500	16,267	(4)	385,621
Chris Riley Senior Vice President & Acting General Counsel, Ticketmaster Entertainment	6,100		75,038	—		—
All current executive officers as a group	2,290,758		11,707,904	29,280		792,664
All current non-employee directors as a group	—		—	32,347		700,000
All employees except current executive officers as a group	1,359,750	(6)	12,698,681	115,068	(6)	2,637,078

(1)	Includes spin-off adjusted awards made in 2008 under the Incentive Plan at the time of the Ticketmaster Entertainment spin-off.

(2)	Reflects the full grant date fair value, calculated in accordance with SFAS No. 123R. The amounts reflect Ticketmaster Entertainment’s accounting expense, and may not correspond to the actual value that will be recognized by the award holder.

(3)	Table does not include grants of 1,000,000 shares of restricted Ticketmaster Entertainment common stock and 1,750,000 shares of Ticketmaster Entertainment series A preferred stock made in connection with the transaction in which Ticketmaster Entertainment acquired a controlling interest in Front Line in October 2008, as these grants were not made under the Incentive Plan. Ticketmaster Entertainment made these awards pursuant to the inducement grant provisions of the Marketplace Rules.

(4)	Represents a spin-off adjusted award originally granted by IAC. The number of RSUs or options shown represents the number of Ticketmaster Entertainment RSUs or options granted in respect of the original IAC award upon adjustment in connection with the Ticketmaster Entertainment spin-off. The grant date fair value for these awards represents the fair value of the award on the original date of grant by IAC, calculated in accordance with note (2).

(5)	Mr. Moriarty resigned from all positions with Ticketmaster Entertainment and its subsidiaries on March 24, 2009.

(6)

Includes awards made to Mr. Moriarty who is no longer an executive officer; the balance of these awards represent spin-off adjusted awards originally granted by IAC. The number of RSUs or options shown represents the number of Ticketmaster Entertainment RSUs or options granted in respect of the original IAC award upon adjustment in connection with the Ticketmaster Entertainment spin-off. The grant date fair value for these awards represents the fair value of the award on the original date of grant by IAC, calculated in accordance with note (2).

Required Vote; Recommendation of the Ticketmaster Entertainment Board of Directors

Approval of the Ticketmaster Entertainment incentive plan proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal at the Ticketmaster Entertainment annual meeting by the holders of shares of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, voting together as a single class. For purposes of this vote, an abstention or a failure to vote will not be counted as a vote “FOR” or “AGAINST” the proposal and therefore neither an abstention nor, assuming a quorum is present, a failure to vote will have an effect on the outcome of the vote for the proposal. Liberty Holdings has agreed to vote the shares of Ticketmaster Entertainment common stock held by it or its affiliates, representing, based on its amended Schedule 13D filed on February 25, 2009, approximately 29.0% of the outstanding shares of Ticketmaster Entertainment common stock as of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, and approximately 28.2% of the votes expected to be entitled to be cast at the Ticketmaster Entertainment annual meeting as of such date in favor of the Ticketmaster Entertainment incentive plan proposal.

The Ticketmaster Entertainment board of directors recommends that Ticketmaster Entertainment stockholders vote “FOR” the Ticketmaster Entertainment incentive plan proposal.

Ticketmaster Entertainment Proposal 5: Approval of the Adjournment of the Ticketmaster Entertainment Annual Meeting, if Necessary and Appropriate

Ticketmaster Entertainment is asking its stockholders to vote on a proposal to approve the adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies.

Required Vote; Recommendation of the Ticketmaster Entertainment Board of Directors

Adjournment of the Ticketmaster Entertainment annual meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal at the Ticketmaster Entertainment annual meeting.

The Ticketmaster Entertainment board of directors recommends that the stockholders vote “FOR” approval to adjourn the Ticketmaster Entertainment annual meeting, if necessary or appropriate.

Other Matters

The Ticketmaster Entertainment board of directors is not aware of any other business that may be brought before the Ticketmaster Entertainment annual meeting. If any other matters are properly brought before the Ticketmaster Entertainment annual meeting, it is the intention of the designated proxy holders, Irving Azoff, Brian Regan and Chris Riley, to vote on such matters in accordance with their best judgment.

An electronic copy of Ticketmaster Entertainment’s Annual Report on Form 10-K filed with the SEC on March 31, 2009 and any amendment thereto are available free of charge on its website at investors.ticketmaster.com. A paper copy of the Form 10-K and any amendment thereto may be obtained upon written request to:

Ticketmaster Entertainment, Inc.

8800 West Sunset Blvd.

West Hollywood, California 90069

Attention: Investor Relations

The information on Ticketmaster Entertainment’s website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings Ticketmaster Entertainment makes with the SEC.

YOUR VOTE IS IMPORTANT. Accordingly, you are urged to sign and return the accompanying proxy card or voting instruction card, as the case may be, whether or not you plan to attend the Ticketmaster Entertainment annual meeting.

TICKETMASTER ENTERTAINMENT CORPORATE GOVERNANCE

Ticketmaster Entertainment is committed to maintaining high standards of business conduct and corporate governance, which it believes are essential to running its business efficiently, serving its stockholders well and maintaining its integrity in the marketplace. Ticketmaster Entertainment has adopted a Code of Business Conduct and Ethics for directors, officers and employees which, in conjunction with Ticketmaster Entertainment’s certificate of incorporation, bylaws and board committee charters, form Ticketmaster Entertainment’s framework for governance. All of these documents are publicly available either on Ticketmaster Entertainment’s website at investors.ticketmaster.com or upon written request to:

Ticketmaster Entertainment, Inc.

8800 West Sunset Blvd.

West Hollywood, California 90069

Attention: Investor Relations

The information on Ticketmaster Entertainment’s website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings Ticketmaster Entertainment makes with the SEC.

Director Independence

Under the Marketplace Rules, the Ticketmaster Entertainment board of directors has a responsibility to make an affirmative determination that those members of the Ticketmaster Entertainment board of directors that serve as independent directors do not have any relationships with Ticketmaster Entertainment and its businesses that would impair their independence. In connection with these determinations, the Ticketmaster Entertainment board of directors reviews information regarding transactions, relationships and arrangements involving Ticketmaster Entertainment and its businesses, on the one hand, and each director, on the other hand, that it deems relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to a questionnaire circulated by Ticketmaster Entertainment management, from Ticketmaster Entertainment records and from publicly available information. Following these determinations, Ticketmaster Entertainment management monitors those transactions, relationships and arrangements that are relevant to such determinations, as well as solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on Ticketmaster Entertainment’s prior independence determinations.

Applying these independence standards, the Ticketmaster Entertainment board of directors has determined that each of Ms. Irvine and Messrs. Deevy, Dolgen, Jacobson, Leitner and Miller (constituting a majority of the Ticketmaster Entertainment board of directors) qualifies as an “independent director” under the Marketplace Rules. In making its independence determination, the Ticketmaster Entertainment board of directors considered that Ticketmaster Entertainment and its businesses in the ordinary course of business sell products and services to, or purchase products and services from, companies at which certain directors are employed as officers or serve as directors, or over which certain directors otherwise exert control. In all instances where an independent director has a relationship with any entity that sells products and services to, or purchase products from, Ticketmaster Entertainment and its businesses, the relevant payments were below the greater of 5% of the recipient’s consolidated gross revenues for the relevant year or $200,000, which is the applicable threshold set forth in the Marketplace Rules. Of the remaining directors, Messrs. Diller and Kaufman are not considered independent as they are executive officers of IAC, Ticketmaster Entertainment’s parent company prior to the Ticketmaster Entertainment spin-off, Messrs. Azoff and Barnes are not considered independent as they are employees of Ticketmaster Entertainment, and Mr. Carleton is not considered independent as he is an employee of Liberty Media.

In addition to the satisfaction of the director independence requirements set forth in the Marketplace Rules, members of the Audit Committee, Nominating Committee and Compensation and Human Resources Committee must also satisfy separate independence requirements under the current standards imposed by the SEC for audit and nominating committee members and by the SEC and the IRS for compensation committee members.

Under Marketplace Rule 4350(d)(2), Ticketmaster Entertainment’s audit committee must have at least three independent directors and such directors must meet the other requirements of Marketplace Rule 4350(d)(2). The Ticketmaster Entertainment board of directors has determined that each of Ms. Irvine and Messrs. Deevy and Jacobson meets such requirements.

Director Nomination Process

The Nominating Committee is responsible for evaluating nominees for director and for recommending to the Ticketmaster Entertainment board of directors a slate of nominees for election at the Ticketmaster Entertainment annual meeting of stockholders, subject to the contractual right of Liberty Media to nominate certain directors as described below, and subject to Mr. Azoff’s contractual right to be nominated as a director pursuant to his employment agreement. The Nominating Committee does not have specific requirements for eligibility to serve as a director of Ticketmaster Entertainment. However, in evaluating the suitability of candidates to serve on the Ticketmaster Entertainment board of directors, the Nominating Committee takes into account many factors, including whether the individual meets requirements for independence; the individual’s understanding of Ticketmaster Entertainment’s businesses and markets; and the individual’s professional expertise. As described under the section entitled “Ticketmaster Entertainment Proposals—Ticketmaster Entertainment Proposal 2: Election of Directors—Board Structure,” beginning on page 216, Liberty Media, subject to certain restrictions and limitations, has a contractual right to nominate up to 20% of the directors serving on the Ticketmaster Entertainment board of directors (rounded up to the nearest whole number).

Pursuant to the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment was spun-off from IAC as a standalone public company in August 2008. Prior to the time the Nominating Committee would have met in the ordinary course of business to consider the slate of director nominees for the Ticketmaster Entertainment’s 2009 annual meeting of stockholders, Ticketmaster Entertainment entered into the Merger Agreement with the result that Ticketmaster Entertainment will no longer be a public company upon the completion of the Merger. In view of this fact, the Ticketmaster Entertainment board of directors has not considered instituting a process for stockholder nominations to the Ticketmaster Entertainment board of directors.

Code of Business Conduct and Ethics

Ticketmaster Entertainment has adopted a Code of Business Conduct and Ethics, which constitutes a “code of ethics” under SEC rules, applicable to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons serving similar functions. The purpose and role of this Code of Business Conduct and Ethics is to, among other things, focus Ticketmaster Entertainment’s directors, officers and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct and to help enhance and formalize Ticketmaster Entertainment’s culture of integrity, honesty and accountability. If Ticketmaster Entertainment makes any amendments to this code, other than technical, administrative or other non-substantive amendments, or grants any waivers, including implicit waivers, from any provision of this code that applies to its principal executive officer, principal financial officers, principal accounting officer or controller, or persons performing similar functions, and that relates to an element of the SEC’s “code of ethics” definition, then Ticketmaster Entertainment will disclose the nature of the amendment or waiver on its website at investors.ticketmaster.com.

Communications with the Ticketmaster Entertainment Board of Directors

Ticketmaster Entertainment stockholders who wish to communicate with the Ticketmaster Entertainment board of directors or a particular director may send such communication to:

Ticketmaster Entertainment, Inc.

8800 West Sunset Blvd.

West Hollywood, California 90069

Attention: Corporate Secretary

The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder—Board Communication” or “Stockholder—Director Communication.” All such letters must identify the author as a Ticketmaster Entertainment stockholder, provide evidence of the sender’s stock ownership and clearly state whether the intended recipients are all members of the Ticketmaster Entertainment board of directors or a particular director or directors. Ticketmaster Entertainment’s Corporate Secretary will then review such correspondence and forward it to the Ticketmaster Entertainment board of directors, or to the specified director(s), if appropriate.

Certain Relationships and Related Person Transactions

Related Person Transaction Policy

The Ticketmaster Entertainment board of directors has adopted a written policy setting forth the procedures and standards Ticketmaster Entertainment applies to reviewing and approving related person transactions. The policy covers any transaction, arrangement or relationship in which Ticketmaster Entertainment is or will be a participant, the amount involved exceeds $120,000 and in which any Related Person (as defined therein) had, has or will have a direct or indirect interest other than (i) employment relationships or transactions involving an executive officer and any related compensation solely resulting from such employment if such compensation was approved, or recommended to the Ticketmaster Entertainment board of directors for approval, by the Compensation and Human Resources Committee; (ii) compensation for serving as a director; (iii) payments arising solely from the ownership of Ticketmaster Entertainment’s equity securities in which all holders of that class of equity securities received the same benefit on a pro rata basis; or (iv) such other exclusions as may be permitted pursuant to applicable rules and regulations of the SEC or any stock exchange upon which Ticketmaster Entertainment common stock may then be listed. Under the policy, “Related Person” means: (a) any of Ticketmaster Entertainment’s directors, director nominees or executive officers; (b) any person who is known to be the beneficial owner of more than 5% of any class of Ticketmaster Entertainment voting securities; (c) any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of, and/or any other person (other than a tenant or employee) sharing the household of, any person named in (b) or (c) above; (d) any firm, corporation or other entity or organization (profit or not-for-profit) for which any person named in (a)–(b) above serves as an employee, executive officer, partner or principal (or other similar position) and (e) any firm, corporation or other entity or organization (profit or not-for-profit) for which any person named in (a)–(b) above has a 5% or greater beneficial ownership interest.

Under the policy all Related Person transactions must be reviewed by either the Audit Committee or another independent body of the Ticketmaster Entertainment board of directors.

Agreements with Liberty Media

Ticketmaster Entertainment Spinco Agreement

As discussed above, in May 2008, in connection with the settlement of litigation relating to the Ticketmaster Entertainment spin-off, IAC entered into a Spinco Agreement with Liberty Media and certain of its affiliates who held shares of IAC capital stock, who are referred to as the Liberty Parties, among others. At the time of the Ticketmaster Entertainment spin-off, pursuant to the Ticketmaster Entertainment Spinco Agreement. Ticketmaster Entertainment assumed from IAC all of those rights and obligations under the Ticketmaster Entertainment Spinco Agreement providing for certain governance arrangements at Ticketmaster Entertainment. As described in the section entitled “Ticketmaster Entertainment Stock Ownership of Certain Beneficial Owners and Management” beginning on page 285, as of October 28, 2009, Liberty Media owned 16,643,957 shares of Ticketmaster Entertainment common stock. The following summary describes the material terms of those governance arrangements and related matters and is qualified by reference to the full Ticketmaster Entertainment Spinco Agreement and the related Spinco Assignment and Assumption Agreement, copies of which were included as exhibits to the Ticketmaster Entertainment Annual Report on Form 10-K for the year ended December 31, 2008. The Ticketmaster Entertainment Spinco Agreement also required Ticketmaster Entertainment to enter into a registration rights agreement with the Liberty Parties at the time of the Ticketmaster Entertainment spin-off, as described below.

Representation of Liberty Media on the Ticketmaster Entertainment Board of Directors. The Ticketmaster Entertainment Spinco Agreement generally provides that so long as Liberty Media beneficially owns securities of Ticketmaster Entertainment representing at least 20% of the total voting power of Ticketmaster Entertainment, Liberty Media has the right to nominate up to 20% of the directors serving on the Ticketmaster Entertainment board of directors (rounded up to the nearest whole number). Based on its current beneficial ownership of shares of Ticketmaster Entertainment common stock, Liberty Media has the right to nominate three individuals to serve on the Ticketmaster Entertainment board of directors. Any director nominated by Liberty Media must be reasonably acceptable to a majority of the directors on the Ticketmaster Entertainment board of directors who were not nominated by Liberty Media. All but one of Liberty Media’s nominees serving on the Ticketmaster Entertainment board of directors must qualify as “independent” under applicable stock exchange rules. In addition, the Nominating and/or Governance Committee of the Ticketmaster Entertainment board of directors may include only “qualified directors,” namely directors other than any who (i) were nominated by Liberty Media, (ii) are officers or employees of Ticketmaster Entertainment or (iii) were not nominated by the Nominating and/or Governance Committee of the Ticketmaster Entertainment board of directors in their initial election to the Ticketmaster Entertainment board of directors and for whose election any Liberty Party voted shares.

Acquisition Restrictions. The Liberty Parties have agreed in the Ticketmaster Entertainment Spinco Agreement not to acquire beneficial ownership of any equity securities of Ticketmaster Entertainment (with specified exceptions) unless:

•	the acquisition was approved by a majority of the qualified directors;

•	the acquisition is permitted under the provisions described under “—Competing Offers” below; or

•

after giving effect to the acquisition, Liberty Media’s ownership percentage of the equity securities of Ticketmaster Entertainment, based on voting power, would not exceed Liberty’s applicable percentage (as described below).

For the purposes of the Ticketmaster Entertainment Spinco Agreement, Liberty’s applicable percentage initially was Liberty Media’s ownership percentage upon the Ticketmaster Entertainment spin-off, based on voting power (which was approximately 29.7%), plus 5%, but in no event more than 35%. Following the Ticketmaster Entertainment spin-off, Liberty’s applicable percentage for Ticketmaster Entertainment was reduced for specified transfers of equity securities of Ticketmaster Entertainment by the Liberty Parties. During the first two years following the Ticketmaster Entertainment spin-off, acquisitions by the Liberty Parties are further limited to specified extraordinary transactions.

Standstill Restrictions. Until August 20, 2010, unless a majority of the qualified directors consent or to the extent permitted by the provisions described under “—Acquisition Restrictions” or “—Competing Offers” or in certain other limited circumstances, no Liberty Party may:

•	offer to acquire beneficial ownership of any equity securities of Ticketmaster Entertainment;

•

initiate or propose any stockholder proposal or seek or propose to influence, advise, change or control the management, the board of directors, governing instruments or policies or affairs of Ticketmaster Entertainment;

•	offer, seek or propose, collaborate on or encourage any merger or other extraordinary transaction;

•	subject any equity securities of Ticketmaster Entertainment to a voting agreement;

•	make a request to amend any of the provisions described under “—Acquisition Restrictions,” “—Standstill Restrictions” or “—Competing Offers”;

•

make any public disclosure, or take any action which could reasonably be expected to require Ticketmaster Entertainment to make any public disclosure, with respect to any of the provisions described under “—Standstill Restrictions”; or

•	enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described under “—Standstill Restrictions.”

Transfer Restrictions. Unless a majority of the qualified directors consent, the Ticketmaster Entertainment Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of Ticketmaster Entertainment to any person except for certain transfers, including:

•	transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in “broker transactions”);

•

transfers pursuant to a third-party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by Ticketmaster Entertainment;

•

transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of the Ticketmaster Entertainment’s equity securities, giving effect to the transfer, would exceed 15%;

•

a transfer of all of the equity securities of Ticketmaster Entertainment beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee’s ownership percentage (based on voting power), after giving effect to the transfer, would not exceed Liberty’s applicable percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Ticketmaster Entertainment Spinco Agreement relating to Ticketmaster Entertainment;

•

specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

•

specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties’ equity securities in Ticketmaster Entertainment, subject to specified restrictions.

During the first two years following the Ticketmaster Entertainment spin-off, transfers otherwise permitted by the first and third bullets above are prohibited, and transfers otherwise permitted by the fourth and sixth bullets above in respect of which IAC and Ticketmaster Entertainment do not make certain determinations with respect to the transferee are prohibited.

Competing Offers. During the period when Liberty Media continues to have the right to nominate directors to the Ticketmaster Entertainment board of directors, if the Ticketmaster Entertainment board of directors determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a single bidder), Liberty Media is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that Ticketmaster Entertainment is negotiating with a single bidder, the Ticketmaster Entertainment board of directors must consider any offer for a transaction made in good faith by Liberty Media but is not obligated to accept any such offer or to enter into negotiations with Liberty Media. Pursuant to the Liberty Voting Agreement, Liberty Holdings waived such right to make an offer to Ticketmaster Entertainment in competition with Live Nation with respect to the Merger.

If a third party (i) commences a tender or exchange offer for at least 35% of the capital stock of Ticketmaster Entertainment other than pursuant to an agreement with Ticketmaster Entertainment or (ii) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and the Ticketmaster Entertainment board of directors fails to take certain actions to block such third party from acquiring an ownership percentage of Ticketmaster Entertainment (based on voting power) exceeding Liberty’s applicable percentage, the Liberty Parties generally will be relieved of the obligations described under “Standstill Restrictions” and “Acquisition Restrictions” above to the extent reasonably necessary to permit Liberty Media to commence and consummate a competing offer. If Liberty Media’s ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (i) above exceeds 50%, any consent or approval requirements of the qualified directors in the Ticketmaster Entertainment Spinco Agreement will be terminated, and, following the later of the second anniversary of the Ticketmaster Entertainment spin-off and the date that Liberty Media’s ownership percentage (based on voting power) exceeds 50%, the obligations described under “Acquisition Restrictions” will be terminated.

Other. Following the Ticketmaster Entertainment spin-off, amendments to the Ticketmaster Entertainment Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and Ticketmaster Entertainment that would be reportable under the proxy rules) require the approval of the qualified directors. In accordance with this requirement, in connection with Liberty Holdings’ entrance into the Liberty Voting Agreement (which is described in detail under “Agreements Related to the Merger—Liberty Voting Agreement” beginning on page 145), the qualified directors approved Liberty Holdings’ entrance into and performance under the Liberty Voting Agreement.

Liberty Media Registration Rights Agreement

As indicated above under “—Ticketmaster Entertainment Spinco Agreement” beginning on page 230, Ticketmaster Entertainment granted Liberty Media the registration rights described below at the time of the Ticketmaster Entertainment spin-off. Under the Registration Rights Agreement, dated as of August 20, 2008, by and among Ticketmaster Entertainment, Liberty Media and Liberty Holdings, the Liberty Parties and their permitted transferees are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Ticketmaster Entertainment common stock received by the Liberty Parties as a result of the Ticketmaster Entertainment spin-off and other shares of Ticketmaster Entertainment common stock acquired by the Liberty Parties consistent with the Ticketmaster Entertainment Spinco Agreement (such shares are collectively referred to as the registrable shares). The Liberty Parties and their permitted transferees are permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of such registrable shares. In addition, Ticketmaster Entertainment is obligated to indemnify the Liberty Parties and their permitted transferees, and each such party is obligated to indemnify Ticketmaster Entertainment, against specified liabilities in connection with misstatements or omissions in any registration statement.

Liberty Stockholder Agreement

In connection with the execution of the Merger Agreement, Liberty Media, Liberty Holdings, Live Nation and Ticketmaster Entertainment entered into the Liberty Stockholder Agreement granting Liberty Media certain board designation and registration rights, including the right to nominate up to two directors for election to the board of directors of the combined company so long as Liberty Media continues to meet specified stock ownership requirements. For further discussion of the Liberty Stockholder Agreement, see “Agreements Related to the Merger—Liberty Stockholder Agreement” beginning on page 146.

Relationships with IAC and other Spincos

On August 20, 2008, IAC completed the IAC spin-offs. Following the IAC spin-offs, the relationship among IAC and the Spincos is governed by a number of agreements. These agreements include, among others:

•	a Separation and Distribution Agreement;

•	a Tax Sharing Agreement;

•	an Employee Matters Agreement; and

•	a Transition Services Agreement.

Each of the above agreements, which are collectively referred to as the Spin-Off Agreements, was included as an exhibit to the Ticketmaster Entertainment Annual Report on Form 10-K for the year ended December 31, 2008 and the summaries of each such agreement are qualified by reference to the full text of the applicable agreement.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth the arrangements among IAC and the Spincos regarding the principal transactions necessary to separate each of the Spincos from IAC, as well as governs certain aspects of the relationship of a Spinco with IAC and other Spincos after the completion of the IAC spin-offs.

Each Spinco has agreed to indemnify, defend and hold harmless (and to cause the other members of its respective group to indemnify, defend and hold harmless) IAC and each of the other Spincos, and each of their respective current and former directors, officers and employees, from and against any losses arising out of any breach by such indemnifying companies of the Spin-Off Agreements, any failure by such indemnifying company to assume and perform any of the liabilities allocated to such company and any liabilities relating to the indemnifying company’s financial and business information included in filings made with the SEC in connection with the IAC spin-offs. IAC has agreed to indemnify, defend and hold harmless each of the Spincos, and each of their respective current and former directors, officers and employees, from and against losses arising out of any breach by IAC of the Spin-Off Agreements, and any failure by IAC to perform its obligations under the Separation and Distribution Agreement or any Spin-Off Agreement.

In addition, the Separation and Distribution Agreement also governs insurance and related reimbursement arrangements, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third-party consents and access to property.

Tax Sharing Agreement

The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of IAC and each Spinco after the IAC spin-offs with respect to taxes for periods ending on or before the IAC spin-off of such Spinco. In general, pursuant to the Tax Sharing Agreement, IAC will prepare and file the consolidated federal income tax return, and any other tax returns that include IAC (or any of its subsidiaries) and a Spinco (or any of its subsidiaries) for all taxable periods ending on or prior to, or including, the distribution date of such Spinco with the appropriate tax authorities, and, except as otherwise set forth below, IAC will pay any taxes relating thereto to the relevant tax authority (including any taxes attributable to an audit adjustment with respect to such returns; provided that IAC will not be responsible for audit adjustments relating to the business of a Spinco (or any of its subsidiaries) with respect to pre-spin off periods if such Spinco fails to fully cooperate with IAC in the conduct of such audit). Each Spinco will prepare and file all tax returns that include solely such Spinco and/or its subsidiaries and any separate company tax returns for such Spinco and/or its subsidiaries for all taxable periods ending on or prior to, or including, the distribution date of such Spinco, and will pay all taxes due with respect to such tax returns (including any taxes attributable to an audit adjustment with respect to such returns). In the event an adjustment with respect to a pre-spin off period for which IAC is responsible results in a tax benefit to a Spinco in a post-spin off period, such Spinco will be required to pay such tax benefit to IAC. In general, IAC controls all audits and administrative matters and other tax proceedings relating to the consolidated federal income tax return of the IAC group and any other tax returns for which the IAC group is responsible.

Under the Tax Sharing Agreement a Spinco generally (i) may not take (or fail to take) any action that would cause any representation, information or covenant contained in the separation documents or the documents relating to the IRS private letter ruling and the tax opinion regarding the IAC spin-offs to be untrue, (ii) may not take (or fail to take) any other action that would cause the spin-off of such Spinco to lose its tax-free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off of such Spinco and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off of such Spinco. Tree.com will not be subject to certain of the restrictions applicable to the other Spincos during the 25-month period following the spin-off of each such other Spinco. During the 25-month period, a Spinco may take certain actions prohibited by these covenants if (a) it obtains IAC’s prior written consent, (b) it provides IAC with an IRS private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax-free nature of the spin-off of such Spinco, in each case satisfactory to IAC in its sole discretion, or (c) IAC obtains a private letter ruling at such Spinco’s request. In addition, with respect to actions or transactions involving acquisitions of Spinco stock entered into at least 18 months after the distribution of such Spinco, such Spinco will be permitted to proceed with such transaction if it delivers an unconditional officer’s certificate establishing facts evidencing that such acquisition satisfies the requirements of a specified safe harbor set forth in applicable U.S. Treasury Regulations, and IAC, after due diligence, is satisfied with the accuracy of such certification.

Notwithstanding the receipt of any such IRS ruling, tax opinion or officer’s certificate, generally each Spinco must indemnify IAC and each other Spinco for any taxes and related losses resulting from (i) any act or failure to act by such Spinco described in the covenants above, (ii) any acquisition of equity securities or assets of such Spinco or any member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or the documents relating to the IRS private letter ruling or tax opinion concerning the spin-off of such Spinco.

Under U.S. federal income tax law, IAC and the Spincos are severally liable for all of IAC’s federal income taxes attributable to periods prior to and including the current taxable year of IAC, which ends on December 31, 2008. Thus, if IAC failed to pay the federal income taxes attributable to it under the Tax Sharing Agreement for periods prior to and including the current taxable year of IAC, the Spincos would be severally liable for such taxes. In the event a Spinco is required to make a payment in respect of a spin-off of such Spinco related tax liability of the IAC consolidated federal income tax return group under these rules for which such Spinco is not responsible under the Tax Sharing Agreement and full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement, IAC will indemnify the Spinco that was required to make the payment from and against the portion of such liability for which full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement.

The Tax Sharing Agreement also contains provisions regarding the apportionment of tax attributes of the IAC consolidated federal income tax return group, the allocation of deductions with respect to compensatory equity interests, cooperation, and other customary matters. In general, tax deductions arising by reason of exercises of options to acquire IAC or Spinco stock, vesting of “restricted” IAC or Spinco stock, or settlement of restricted stock units with respect to IAC or Spinco stock held by any person will be claimed by the party that employs such person at the time of exercise, vesting or settlement, as applicable (or in the case of a former employee, the party that last employed such person).

Employee Matters Agreement

The Employee Matters Agreement covers a wide range of compensation and benefit issues related to the IAC spin-offs. In general, under the Employee Matters Agreement:

•

IAC assumes or retains (i) all liabilities with respect to IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries.

•

Each Spinco assumes or retains (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all such Spinco’s employees, former employees and their dependents and beneficiaries.

Subject to a transition period through the end of 2008 with respect to health and welfare benefits, after the IAC spin-offs, the Spincos no longer participate in IAC’s employee benefit plans, but have established their own employee benefit plans. Through the end of 2008, IAC continued to provide health and welfare benefits to employees of the Spincos and each Spinco bore the cost of this coverage with respect to its employees. Assets and liabilities from the IAC Retirement Savings Plan relating to Spinco employees and former employees were transferred to the applicable, newly established Spinco Retirement Savings Plan as soon as practicable following the IAC spin-offs.

Transition Services Agreement

Pursuant to Transition Services Agreement, the following services, among others, are provided by/to the parties (and/or their respective businesses) as set forth below on an interim, transitional basis following completion of the IAC spin-offs:

•	assistance with certain legal, finance, internal audit, human resources, insurance and tax affairs, including assistance with certain public company functions, from IAC to the Spincos;

•	continued coverage/participation for employees of the Spincos under IAC health and welfare plans on the same basis as immediately prior to the distribution;

•	the leasing/subleasing of office and/or data center space by IAC and its businesses to various Spincos (and vice versa);

•	assistance with the implementation and hosting of certain software applications by/from IAC and its businesses for various Spincos (and vice versa);

•	call center and customer relations services by Ticketmaster Entertainment to IAC’s Reserve America business and Tree.com, Inc.;

•	payroll processing services by Ticketmaster Entertainment to certain IAC businesses and an Interval Leisure Group, Inc. business and by HSN, Inc. to IAC;

•	tax compliance services by HSN, Inc. to ILG and accounting services by Ticketmaster Entertainment to IAC; and

•	such other services as to which any Spinco(s) and IAC may agree.

The charges for these services are on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the IAC spin-offs. In general, the services provided by/to the parties (and/or their respective businesses) began on the date of the completion of the IAC spin-offs and will cover a period generally not expected to exceed 12 months following the IAC spin-offs. Any party may terminate the agreement with respect to one or more particular services being received by it upon such notice as will be provided for in the Transition Services Agreement.

Commercial Agreements

Ticketmaster Entertainment (i) distributes certain products and services via arrangements with certain Spincos (and vice versa), (ii) provides certain Spincos with various services (and vice versa) and/or (iii) leases office space from IAC. For example:

•	Ticketmaster Entertainment leases its corporate headquarters in California, as well as office space for its New York City operations at IAC’s headquarters, from IAC; and

•

IAC’s Advertising Solutions business acts as a sales agent for Ticketmaster Entertainment in connection with the sale of advertising on www.ticketmaster.com and websites of other Ticketmaster Entertainment businesses.

Aggregate revenues earned in respect of commercial agreements between Ticketmaster Entertainment and IAC by Ticketmaster Entertainment and its subsidiaries from businesses that IAC continues to own following the Ticketmaster Entertainment spin-off were approximately $1,150,731 in 2008. Aggregate payments made by Ticketmaster Entertainment and its subsidiaries to IAC and its subsidiaries in respect of commercial agreements were approximately $936,986 in 2008.

Relationships Involving Named Executives

Irving Azoff

In connection with Ticketmaster Entertainment’s entering into the Merger Agreement, on February 10, 2009, Ticketmaster Entertainment entered into a letter agreement, dated as of February 10, 2009, with Mr. Azoff, Chief Executive Officer of Ticketmaster Entertainment, pursuant to which Ticketmaster Entertainment agreed, prior to the completion of the Merger, to redeem the shares of Ticketmaster Entertainment Series A preferred stock held by or on behalf of Mr. Azoff for a note (i) having terms comparable to the Ticketmaster Entertainment Series A preferred stock (except that the note will not be convertible into shares of Ticketmaster Entertainment common stock) and (ii) resulting in legal, economic and tax treatment that, in the aggregate, will be no less favorable to Mr. Azoff than such treatment with respect to the Ticketmaster Entertainment Series A preferred stock.

In April 2009, the Front Line board of directors declared a dividend in the amount of $115.74844 per share of Front Line common stock payable in cash to the holders of record of Front Line common stock. This dividend totaled $20,080,656 and was paid in April 2009. The Azoff Family Trust received a pro rata portion of this dividend totaling $3,000,000 with respect to the 25,918.276 shares of Front Line common stock held by the trust. Mr. Azoff, pursuant to the terms of a restricted share grant agreement, also may be entitled to certain gross-up payments from Front Line associated with distributions made on the unvested portion of his restricted Front Line common shares for the difference between ordinary income and capital gains tax treatment. The amount of the pro rata dividend paid to FLMG Holdings Corp., which is referred to as FLMG, and TicketWeb, LLC (which are the wholly owned subsidiaries of Ticketmaster Entertainment that hold Ticketmaster Entertainment’s interest in Front Line), was $15,000,000. Prior to the payment of the dividend, FLMG made a loan to Front Line in the amount of $20,000,000, evidenced by a promissory note from Front Line to FLMG with a principal amount of $20,000,000 and bearing interest at a rate of 4.5%, payable no later than six months from the date of issuance. A portion of the proceeds from the note was used, together with cash on hand at Front Line, to pay the dividend.

The Azoff Family Trust is a party to the Second Amended and Restated Stockholders’ Agreement of Front Line, dated as of June 9, 2008, by and among Front Line, FLMG, for certain purposes IAC, The Azoff Family Trust, MM Investment Inc., WMG Church Street Limited, which, together with MM Investment Inc., is referred to as the Prior Warner Parties, Madison Square Garden, L.P., which is referred to as MSG, and the other parties named therein. This stockholders agreement was further amended in certain respects, as set forth in Mr. Azoff’s employment agreement with Ticketmaster Entertainment, in connection with the transactions completed on October 29, 2008 pursuant to which Ticketmaster Entertainment acquired a majority interest in Front Line and Mr. Azoff became the Chief Executive Officer of Ticketmaster Entertainment (the stockholders agreement, as so amended, is referred to as the Front Line Stockholders’ Agreement). The Front Line Stockholders’ Agreement governs certain matters related to Front Line and the ownership of securities of Front Line. Under the Front Line Stockholders’ Agreement, the Azoff Family Trust has the right to designate two of the seven members of the Front Line board of directors, the Ticketmaster Entertainment parties have the right to designate four of the seven members of the Front Line board of directors (including two previously designated by the Prior Warner Parties) and MSG has the right to designate the remaining director. Under the Front Line Stockholders’ Agreement, specified corporate transactions require the approval by both a majority of the directors designated by the Ticketmaster Entertainment parties and a majority of the directors designated by the Azoff Family Trust and MSG. The Front Line Stockholders’ Agreement contains certain restrictions on transfer of shares of stock of Front Line, as well as a right of first refusal to Front Line and then to other stockholders of Front Line party to the agreement in the event of certain proposed sales of Front Line stock by stockholders of Front Line party to the agreement, and a tag-along right allowing the Azoff Family Trust to participate in certain sales of Front Line stock by certain stockholders of Front Line party to the agreement. The Azoff Family Trust also has a put right that allows the trust to sell, at any time during the sixty day period following October 29, 2013, 50% of its shares and stock options to FLMG Holdings, Inc. Similarly, FLMG Holdings, Inc. has a call right, exercisable during the same period as the Azoff Family Trust’s put right, to purchase all (but not less than all) of the trust’s Front Line shares and stock options. The Front Line Stockholders’ Agreement also provides that, as soon as reasonably practicable after the end of each fiscal year of Front Line, Front Line will pay an annual pro rata dividend to the stockholders consisting of all of Front Line’s Excess Cash (as defined therein). The foregoing description of the Front Line Stockholders’ Agreement is qualified in its entirety by the full provisions of the Front Line Stockholders’ Agreement and Exhibit D to the Employment Agreement, dated October 22, 2008, by and among Irving Azoff, Ticketmaster Entertainment and the Azoff Family Trust, copies of which were included as exhibits to the Ticketmaster Entertainment Annual Report on Form 10-K for the year ended December 31, 2008.

Allison Statter, Mr. Azoff’s daughter, is employed by Front Line in a non-executive officer position. In 2008, Ms. Statter earned a salary of $200,000, a bonus (which was paid in December 2008) of $25,000, and received automobile-related perquisites totaling $21,964. In April 2009, the Front Line board of directors awarded Ms. Statter 105.3590 restricted shares of Front Line common stock under Front Line’s equity incentive plan, which award was valued by the Front Line board of directors at $250,000. The shares cliff vest on the third anniversary of the date of grant. Under the terms of Front Line’s equity incentive plan, (i) in the event the Azoff Family Trust or Mr. Azoff exchanges any or all of their respective shares of Front Line common stock for debt or equity securities of Ticketmaster Entertainment, then a fraction of each recipient’s awards under Front Line’s equity incentive plan (including Ms. Statter’s awards) equal to the number of shares transferred by the Azoff Family Trust/Mr. Azoff divided by the number of shares owned by the Azoff Family Trust/Mr. Azoff as of the grant date will be exchanged for debt or equity securities of Ticketmaster Entertainment on similar terms, (ii) upon the transfer by the Azoff Family Trust or Mr. Azoff of any or all of their respective shares of Front Line common stock, a percentage of each recipient’s awards under Front Line’s equity incentive plan (including Ms. Statter’s awards) will vest such that the ratio of each award holder’s vested awards to unvested awards is no less than the ratio of the number of shares transferred by the Azoff Family Trust/Mr. Azoff divided by the number of shares owned by the Azoff Family Trust/Mr. Azoff as of the grant date (with transfers by the Azoff Family Trust and/or Mr. Azoff pursuant to public offerings of Front Line’s common stock or pursuant to clause (i) above excluded for these purposes), (iii) each holder of Front Line restricted stock (including Ms. Statter) must sell to Front Line 50% of the shares held by such holder on the fourth anniversary of the grant date, and the balance on the seventh anniversary of the grant date, in each case at the then fair market value of such shares, (iv) upon a change of control of Front Line, each award holder (including Ms. Statter) must sell all of such holder’s shares of Front Line common stock to Front Line at the price paid for the common shares of Front Line in such transaction, and (v) upon the transfer by the Azoff Family Trust and/or Mr. Azoff of any or all of their respective shares of Front Line common stock (other than pursuant to a public offering or pursuant to clause (i) above), each award holder (including Ms. Statter) must sell a ratable portion of their shares to Front Line at the price paid for the common shares of Front Line in such transaction. The restricted stock award to Ms. Statter was reviewed and approved by the Ticketmaster Entertainment Compensation and Human Resources Committee.

Richard Statter, Mr. Azoff’s son-in-law, is employed by Ticketmaster Entertainment in a non-executive officer position. In 2008, amounts paid to Mr. Statter were below the threshold for reportable transactions set by Item 404(a) of Regulation S-K of the rules and regulations of the SEC.

Jeffrey Azoff, Mr. Azoff’s son, is employed by Front Line in a non-executive officer position. In 2008, amounts paid to Mr. Jeffrey Azoff were below the threshold for reportable transactions set by Item 404(a) of Regulation S-K of the rules and regulations of the SEC.

ATC Aviation Inc., a company owned by Mr. Azoff that holds Mr. Azoff’s fractional private aircraft interest, charges Front Line when Mr. Azoff uses aircraft on company business, based on Mr. Azoff’s cost. For the period from October 29, 2008 through December 31, 2008 (the portion of the fiscal year subsequent to the time Mr. Azoff became Chief Executive Officer of Ticketmaster Entertainment) payments by Front Line to ATC Aviation totaled $229,542.

INFORMATION ABOUT TICKETMASTER ENTERTAINMENT’S BUSINESS

Overview of Ticketmaster Entertainment’s Business

Overview

Ticketmaster Entertainment connects the world to live entertainment as the world’s leading live entertainment ticketing and marketing company based on the number of tickets sold. Ticketmaster Entertainment operates in 20 global markets, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the Internet, approximately 7,100 retail outlets and 17 call centers worldwide. Established in 1976, Ticketmaster Entertainment serves more than 10,000 clients worldwide across multiple event categories, providing exclusive ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. In 2008, Ticketmaster Entertainment sold more than 141 million tickets valued at over $8.9 billion on behalf of its clients.

In addition, Ticketmaster Entertainment owns a controlling interest in Front Line, a leading artist management company. Front Line manages musical artists and acts primarily in rock, classic rock, pop and country music. As of December 31, 2008, Front Line had almost 200 artists on its rosters and approximately 80 managers performing services to artists.

History

Ticketmaster Entertainment’s predecessor companies, Ticketmaster Group, Inc. and its subsidiaries, were organized for the primary purpose of developing stand-alone automated ticketing systems for license to individual facilities. Since then, Ticketmaster Entertainment’s business has grown through continued improvements in its technology, the continued expansion of its service and product offerings, as well as its client base, and the acquisition of and investment in ticketing and technology companies, as well as a number of entertainment-related businesses, both in the United States and abroad. In January 2003, IAC, at that time Ticketmaster Entertainment’s majority owner, acquired the outstanding shares of Ticketmaster Entertainment that it did not previously own, as a result of which Ticketmaster Entertainment became a wholly-owned subsidiary of IAC. In August 2008, Ticketmaster Entertainment was spun-off from IAC in the Ticketmaster Entertainment spin-off and became a separate publicly-traded company. In October 2008, Ticketmaster Entertainment acquired an additional equity interest in Front Line, giving it a controlling interest in Front Line.

Summary of the Ticketmaster Entertainment Spin-Off

On July 1, 2008, the IAC board of directors approved a plan to separate IAC into the five Spincos, including Ticketmaster Entertainment (which at that time was known as Ticketmaster), via the IAC spin-offs.

On August 20, 2008, IAC distributed to its stockholders all of the outstanding shares of Ticketmaster Entertainment common stock. Following the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment’s businesses included the businesses that formerly comprised IAC’s Ticketmaster segment, which consisted of IAC’s domestic and international ticketing and ticketing related businesses, subsidiaries and investments, as well as IAC’s investment in Front Line, and excluded Ticketmaster Entertainment’s former Reserve America subsidiary and its investment in Active.com, which were transferred to IAC.

Upon completion of the Ticketmaster Entertainment spin-off (and for a short period prior to that, on a “when-issued” basis), shares of Ticketmaster Entertainment common stock began trading on NASDAQ under the symbol “TKTM.” In conjunction with the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment completed the following transactions: (1) extinguished all intercompany receivable balances due from IAC and its subsidiaries, which totaled $604.4 million by recording a non-cash distribution to IAC, (2) recapitalized the invested equity balance with common stock, whereby holders of IAC stock received one fifth of a share of Ticketmaster Entertainment common stock for each share of common and class B common stock of IAC held as described in Ticketmaster Entertainment’s Post Effective Amendment No. 1 to Form S-1 (Commission File Number 333-152702) filed with the SEC on August 20, 2008, and (3) distributed $752.9 million in cash to IAC in connection with Ticketmaster Entertainment’s separation from IAC, which included the net proceeds of $723.6 million from Ticketmaster Entertainment’s financings through a combination of privately issued debt securities and bank borrowings.

Front Line

Front Line was formed in January 2005 when it acquired the music management businesses of Mr. Azoff and Mr. Kaufman and their respective associates, funded by the private equity groups TH Lee and Bain Capital, together with the Warner Music Group. Front Line subsequently secured additional financing from IAC. In June 2007, IAC and Warner Music Group acquired the interests formerly held by the private equity groups and certain individual investors, following which Front Line was owned by a combination of IAC, Warner Music Group and the Azoff Family Trust. In June 2008, Madison Square Garden acquired a combined 10% interest in Front Line by acquiring interests from both IAC and Warner Music Group. As part of the Ticketmaster Entertainment spin-off, IAC’s investment in Front Line was transferred to Ticketmaster Entertainment. On October 29, 2008, Ticketmaster Entertainment acquired additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in Front Line. As a result, Ticketmaster Entertainment has consolidated the results of Front Line from the acquisition date.

Business Segments

Ticketmaster Entertainment operates in two reportable segments—Ticketing and Artist Services. In addition, Ticketmaster Entertainment also has corporate and other expenses, which are managed on a total company basis.

Ticketing

Ticketmaster Entertainment’s ticketing operations are primarily an agency business that sells tickets for events on behalf of Ticketmaster Entertainment’s clients and retains a convenience charge and order processing fee for Ticketmaster Entertainment’s services. Ticketmaster Entertainment sells tickets through a combination of websites, telephone services and ticket outlets. Ticketmaster Entertainment’s ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon scheduling by its clients. Generally, the second and third quarters of the year experience the highest domestic ticketing revenue, earned primarily in the concert and sports categories. Generally, international revenues are the highest in the fourth quarter of the year, earned primarily in the concert category.

Primary (Initial Sale) Ticketing Services

Overview. “Primary” sales of tickets refers to the original sale of tickets to an event by or on behalf of an event presenter. For the year ended December 31, 2008, the substantial majority of Ticketmaster Entertainment’s revenues were attributable to primary ticket sale services. Ticketmaster Entertainment provides primary ticket sale services to the following types of clients:

•

Venues—including arenas, stadiums, theaters, universities, colleges, clubs and festivals in the United States and abroad, ranging in size from 100,000+ seat stadiums to small clubs, including Madison Square Garden (New York City), Staples Center (Los Angeles), The 02 (London), the University of Michigan and the University of California, Los Angeles;

•	Promoters—promoters of live events, from worldwide concert tours to single, local events, including AEG Live, Jam Productions and MCD Productions;

•

Sports Leagues, Teams and Events—professional sports teams, leagues, franchises and clubs and special sporting events, including Major League Baseball Advanced Media and many Major League Baseball, National Football League, National Basketball Association, National Hockey League, Rugby Football Union and Premier League teams; and

•	Museums, Cultural Institutions and Historic Sites—including the Guggenheim Museum (New York City) and the Getty Museum and Getty Villa (Los Angeles).

When providing primary ticket sale services to clients in the U.S. and abroad (other than in the United Kingdom), Ticketmaster Entertainment generally serves as the exclusive ticket sales agent for individual tickets sold to the general public outside of facility box offices. In the United Kingdom, Ticketmaster Entertainment is typically a non-exclusive ticket sales agent for its clients and instead is guaranteed a certain minimum allocation of the tickets for each event. For any particular event, Ticketmaster Entertainment works with clients to identify those tickets that will be made available for sale through Ticketmaster Entertainment’s various distribution channels (see “—Distribution” below) as well as facility box offices. To enable most or all tickets for a given event to be offered for sale simultaneously and sold through these channels, Ticketmaster Entertainment licenses its core proprietary operating system and software, which is referred to as the Ticketmaster System, and related equipment to clients and installs this system at their facility box offices. The provision of primary ticket sale services to clients is generally governed by individual, multi-year agreements between Ticketmaster Entertainment and its clients.

Consumers who purchase tickets through Ticketmaster Entertainment pay an amount equal to the ticket face price, plus a per ticket convenience charge, a per order “order processing” fee and, if applicable, a premium delivery charge. Ticketmaster Entertainment remits the entire face value of the ticket to the client. In addition, in most cases, Ticketmaster Entertainment remits royalties as specified in the written agreement between Ticketmaster Entertainment and the client.

Client Relationships. Ticketmaster Entertainment generally enters into written agreements with individual clients to provide primary ticket sale services for specified multi-year periods, typically ranging from 3 to 5 years. Pursuant to these agreements, clients generally determine what tickets will be available for sale, when such tickets will go on sale to the public and what the ticket face price will be. Agreements with venue clients generally grant Ticketmaster Entertainment the right to sell tickets for all events presented at the relevant venue for which tickets are made available to the general public. Agreements with promoter clients generally grant Ticketmaster Entertainment the right to sell tickets for all events presented by a given promoter at any venue, unless that venue is already covered by an existing exclusive agreement with Ticketmaster Entertainment or another ticketing service provider. Under Ticketmaster Entertainment’s exclusive contracts, clients may not utilize, authorize or promote the services of third party ticketing companies or technologies while under contract with Ticketmaster Entertainment. While Ticketmaster Entertainment generally has the right to sell a substantial portion of its clients’ tickets, venue and promoter clients often sell and distribute group sales and season tickets in-house. In addition, under many written agreements between promoters and Ticketmaster Entertainment’s clients, Ticketmaster Entertainment’s clients often allocate certain tickets for artist, promoter, agent and venue use and do not make those tickets available for sale by Ticketmaster Entertainment. Ticketmaster Entertainment also generally allows clients to make a certain limited number of tickets available for sale through fan or other similar clubs, from which Ticketmaster Entertainment generally derives no revenues unless selected by the club to facilitate the sales. As a result, Ticketmaster Entertainment does not sell all of its clients’ tickets and the amount of tickets that it sells varies from client to client and from event to event, and varies as to any single client from year to year.

Pursuant to its agreements with certain clients, sales of premium primary tickets, often under high demand, are offered for sale through Ticketmaster Entertainment’s TicketExchange service, which is accessible to consumers through www.ticketmaster.com. Such tickets are referred to as “Platinum” tickets and are frequently priced by Ticketmaster Entertainment’s clients at prices that are meant to reflect their market value.

Convenience charges, which are heavily negotiated, mutually agreed upon and set forth in written agreements between Ticketmaster Entertainment and its clients, vary based upon numerous factors, including: the scope and nature of the services to be rendered, the amount and cost of equipment to be installed at the client’s venue location, the amount of advertising and/or promotional allowances to be provided, the type of event and the distribution channel in which the ticket is to be sold and the face price of the ticket. Client agreements also provide how and when, and by how much and with what frequency, changes may be made to per ticket convenience charges and per order “order processing” fees during the term. During the year ended December 31, 2008, per ticket convenience charges generally ranged from $2.50 to $15.00 and average revenue per ticket (which primarily includes per ticket convenience charges and per order “order processing” fees, as well as certain other revenue sources directly related to the sale of tickets) was $7.84.

Most written agreements provide for the payment to clients of royalties, which are heavily negotiated, in an amount equal to a mutually agreed upon portion of related per ticket convenience charges on all tickets sold through all Ticketmaster Entertainment distribution channels and per order “order processing” fees on all tickets sold online or by telephone. In many cases, written agreements also require Ticketmaster Entertainment to advance royalties to clients, which advances are usually recoupable by Ticketmaster Entertainment out of the future client royalty payments. In limited instances, clients have the right to receive an upfront, non-recoupable payment from Ticketmaster Entertainment as an incentive to enter into the ticketing service agreement. Written agreements also specify the additional ticketing systems, if any, that may be used and purchased by clients during their relationship with Ticketmaster Entertainment.

Ticketmaster Entertainment generally does not buy tickets from its clients for sale or resale to the public and typically assumes no financial risk for unsold tickets, other than indirect risk associated with its ability to recoup advances made to clients. If an event is canceled, Ticketmaster Entertainment refunds the per ticket convenience charges to customers (but not the per order “order processing” fees), except in certain European jurisdictions, where Ticketmaster Entertainment is required by law to do so. Refunds of ticket prices for canceled events are funded by clients, which have historically fulfilled these obligations on a timely basis with few exceptions.

Clients routinely agree by contract to include Ticketmaster Entertainment’s name, logos and the applicable Ticketmaster Entertainment website address and charge-by-phone number in advertisements in all forms of media promoting the availability of their tickets. Ticketmaster Entertainment brand names and logos are also prominently displayed on printed tickets, ticket envelopes and e-mail alerts about upcoming events that Ticketmaster Entertainment sends to its customers. Ticketmaster Entertainment also provides primary ticketing solutions for clients who wish to perform ticketing functions in-house on a private label or other basis through its Paciolan Inc. (“Paciolan”) and Ticketmaster VISTA brands and businesses, which license the requisite software or other rights to clients for license and per transaction fees in the case of Paciolan and for per ticket fees in the case of Ticketmaster VISTA. Ticketmaster Entertainment also currently licenses its name and technology exclusively to a third party that provides primary ticketing services to clients in the Washington, D.C./Baltimore area, as well as to third parties and joint ventures in certain jurisdictions abroad.

Ticket Resale Services

The “resale” of tickets refers to the sale of tickets by a holder who originally purchased the tickets from a venue, promoter or other entity, or a ticketing services provider selling on behalf of a venue, promoter or other entity. Ticketmaster Entertainment currently offers ticket resale services through The V.I.P. Tour Company, which is referred to as TicketsNow, which Ticketmaster Entertainment acquired in February 2008, its TicketExchange service, which Ticketmaster Entertainment launched in January 2002, and GET ME IN!, which Ticketmaster Entertainment acquired in February 2008.

TicketsNow is a leading consumer marketplace for the resale of event tickets in the United States and Canada. TicketsNow enters into listing agreements with licensed ticket resellers to post ticket inventory for sale through TicketsNow at a purchase price equal to a ticket resale price determined by the relevant ticket resellers, plus an amount equal to a percentage of the ticket resale price and a pre-determined service fee. TicketsNow remits the reseller-determined ticket resale price to the ticket resellers and retains the remainder of the purchase price. TicketsNow also licenses point-of-sale business management software to ticket resellers for a fee, which allows the resellers to manage their ticket inventory and operate their businesses. While TicketsNow does not generally acquire tickets for sale on its own behalf, it may do so from time to time on a limited basis. TicketsNow also operates a wholesale ticket brokerage business that sells its own inventory of tickets through TicketsNow.com and other retail resellers nationwide.

In addition to enabling Platinum primary ticket sales, the TicketExchange service allows consumers to resell and purchase tickets online for certain events that were initially sold for Ticketmaster Entertainment clients in the United States, Europe and Canada who elect to participate in the TicketExchange service. Sellers and buyers each pay Ticketmaster Entertainment a fee that has been negotiated with the relevant client, a portion of which is shared with the client. Consumers in the United Kingdom, Germany and the Netherlands may buy and sell tickets to live entertainment events through GET ME IN!, which charges sellers a commission and buyers a processing fee.

Marketing, Promotional and Related Services

Ticketmaster Entertainment is a leading marketer of live entertainment to fans in the markets in which it operates. For example, Ticketmaster Entertainment informs fans about upcoming live events for which tickets will be available through Ticketmaster Entertainment in their area through its Ticket Alert email service. Fans can customize TicketAlerts to inform them about upcoming events for particular performers, teams or venues, as well as events in specified categories (music, sports, theater and family entertainment). Ticketmaster Entertainment sent approximately 1.6 billion TicketAlert e-mails in 2008, reaching an average of approximately 31 million consumers per week. Ticketmaster Entertainment also provides rich content on its various websites to promote events that it tickets, including artist pages that feature video content and biographical material.

Ticketmaster Entertainment continues to develop and introduce new initiatives, as well as enter into new relationships, in an effort to help its clients sell more tickets in more markets. For example, Ticketmaster Entertainment acquired a 25% interest in Evolution Artists Inc. (“iLike.com”) in December 2006 (which does business under the brand name “iLike”), a leading, online social music discovery service that facilitates the sharing of playlists, new music and concerts, and has entered into arrangements with iLike.com to provide features designed to enhance the overall consumer experience on www.ticketmaster.com. Ticketmaster Entertainment also offers a suite of dynamic pricing tools, such as online auctions, pursuant to which consumers bid on tickets being sold by Ticketmaster Entertainment and purchases them at a price equal to the highest winning bid. For auction sales, in addition to per order “order processing” fees, Ticketmaster Entertainment typically receives fees based on a percentage of the prices at which tickets are ultimately sold.

Ticketmaster Entertainment provides promotional and other related services to artists, such as the sale of tickets to members of artist fan clubs and the sale of artist fan club memberships, through its Echo business. Ticketmaster Entertainment is also seeking to secure and strengthen its relationships with promoters. Ticketmaster Entertainment has also established a presence as a promoter in China through its Emma Entertainment business, a ticketing company and promoter of live entertainment events in China.

Distribution. Ticketmaster Entertainment sells tickets online, through independent sales outlets, and via call centers. During the year ended December 31, 2008, 73%, 16%, and 11% of primary ticket sales were transacted through these channels, respectively.

Online. Ticketmaster Entertainment owns and operates various branded websites, both in the United States and abroad, which are customized to reflect services offered in each jurisdiction. Ticketmaster Entertainment’s primary online ticketing website, www.ticketmaster.com, together with its other branded ticketing websites, are designed to promote ticket sales for live events and disseminate event and related merchandise information online. Consumers can access www.ticketmaster.com directly, from affiliated websites and through numerous direct links from banners and event profiles hosted by approved third party websites.

Independent Sales Outlets. As of December 31, 2008, Ticketmaster Entertainment had approximately 7,100 “Ticket Center” independent sales outlets worldwide, approximately 2,000 of which were in the United States and approximately 5,100 of which were in various jurisdictions abroad. The majority of these independent sales outlets are located in major department, grocery and music stores, malls and, in Europe, post offices. While Ticketmaster Entertainment installs and maintains the hardware and software necessary for these independent sales outlets to sell tickets, it is not generally responsible for staffing, daily operations and related costs. Ticketmaster Entertainment pays independent sales outlets a commission, the amount of which ranged from approximately 17% to 25% of Ticketmaster Entertainment’s convenience charge in 2008.

Call Centers. As of December 31, 2008, Ticketmaster Entertainment operated 17 call centers worldwide, through which consumers can generally purchase tickets by speaking to an operator or by way of an interactive voice response system, seven days a week, for at least 20 hours per day. Ticketmaster Entertainment’s domestic telephone system can channel all or a portion of incoming calls from any city to a selected call center in another city or region to accommodate the commencement of sales activity for a major event in a given region, as well as provide back-up capabilities in the event a call center experiences operating difficulties.

Artist Services

The Artist Services segment primarily provides management services to music recording artists in exchange for a commission on the earnings of these artists. Artist Services also sells merchandise associated with musical artists at live musical performances, to retailers, and directly to consumers via the Internet. As of December 31, 2008, the Artist Services segment was entirely comprised of the business of Front Line. The Artist Services segment is highly seasonal, with profitability related to the timing of tours and merchandise sales. Peak seasons are typically in the summer and, increasingly, in the fall leading up to the holiday season.

The fundamental strategy, both at the inception of Front Line and currently, is to build a substantial presence in the music management and allied music services businesses through acquisition and organic growth. Through its brand “I Love All Access” Ticketmaster Entertainment operates a successful “VIP” ticketing fan experience program. The program covers both Front Line and third party clients, and provides fans with a range of added value to the concert ticket, including possible meet and greet or photo opportunities with the artist, attending sound checks, back stage passes, meals and refreshments, merchandise items and venue parking.

Ticketmaster Entertainment also operates a merchandise business selling t-shirts and other apparel at concerts and through retail outlets. Other activities produce income from services provided for various marketing and sponsorship activities for artists.

International Operations

Ticketmaster Entertainment provides primary ticket sale services in Australia, Canada, Ireland, New Zealand and the United Kingdom, primarily under the Ticketmaster brand name, and through other brand names in various other jurisdictions abroad, including China (Emma Entertainment), Denmark (BILLETNet), Finland (Lippupalvelu), Germany (Kartenhaus), the Netherlands (Ticket Service), Norway (billettservice.no), Spain (Tic Tack Ticket), Sweden (Ticnet) and Turkey (Biletix). Ticketmaster Entertainment also provides resale ticket services in Canada through TicketsNow and in the United Kingdom, Germany and the Netherlands through GET ME IN!.

Ticketmaster Entertainment also is a party to joint ventures with third parties that provide ticket distribution services in Mexico and supplied ticketing services for the 2008 Beijing Olympic Games. In the case of the 2008 Beijing Olympic Games joint venture, Ticketmaster Entertainment licensed the Ticketmaster System to the joint venture and received a fee based on the number of tickets the joint venture sold or distributed through the system. Ticketmaster Entertainment also licenses its technology in Brazil, Argentina and Chile.

Ticket sales and revenues attributable to international operations represented approximately 42% and 31%, respectively, of total ticket sales and revenues in 2008.

Client Concentration

Ticketmaster Entertainment’s largest client, Live Nation (including its subsidiary House of Blues), represented approximately 13%, 17% and 20% of its consolidated revenue for the years ended December 31, 2008, 2007 and 2006, respectively. See “Ticketmaster Entertainment’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Access to Supply” beginning on page 255 for a description of Ticketmaster Entertainment’s client relationship with Live Nation, including the termination of certain client agreements as of December 31, 2008.

Intellectual Property

The Ticketmaster System is designed for scalability, can be customized to satisfy a full range of client requirements and its capacity can be increased through investment in additional hardware. The entire Ticketmaster Entertainment distribution network, including the Ticketmaster System, provides a single, centralized inventory control and management system capable of tracking total ticket inventory for all events, whether sales are made on a season, subscription, group or individual ticket basis. Ticketmaster Entertainment believes that the Ticketmaster System enables clients to sell tickets and adapt to emerging and changing trends in the live entertainment industry in a more efficient and cost-effective manner than they could achieve on their own.

In areas of Europe outside of the United Kingdom and Ireland, Ticketmaster Entertainment’s operating businesses generally use localized versions of Ticketmaster Entertainment’s software or their own software, all of which are also proprietary to Ticketmaster Entertainment. In limited cases abroad, Ticketmaster Entertainment licenses ticketing systems from third parties. Ticketmaster Entertainment has migrated certain of its international brands and businesses to the Ticketmaster System and intends to continue to do so over the next several years.

The Ticketmaster System, which includes both hardware and software, is typically located in one of the multiple data centers managed by Ticketmaster Entertainment staff, with the hardware and software required for use being installed at all points of sale. Ticketmaster Entertainment takes significant measures to prevent outages with respect to the Ticketmaster System and related systems.

Industry Overview

Ticketing

The ticketing services industry has experienced significant changes over the past decade due to the advent of online commerce. As consumers increasingly choose to purchase tickets online and through mobile channels, sales through phone, outlet and box office channels have diminished in relative importance. As online ticket purchases increase, related ticketing costs generally decrease, which has made it easier for clients to manage and facilitate ticket sales in-house, as well as for technology-based companies to offer primary ticketing services and stand-alone, automated ticketing systems that enable clients to perform their own ticketing or utilize self-ticketing systems. The advent of online commerce has also contributed to the growth of resale ticketing services and the consolidation of the resale industry, which historically has been more fragmented, consisting of a significant number of local resellers with limited inventory selling through traditional storefronts. The Internet has allowed fans and other ticket resellers to reach a vastly larger audience through the aggregation of inventory on online resale websites and marketplaces, and has provided consumers with more convenient access to tickets for a larger number and greater variety of events. These changes have significantly altered the competitive landscape in which Ticketmaster Entertainment operates, in that they have resulted in a broader and more differentiated group of industry participants offering increasingly more innovative ticketing products and services.

Artist Services

The artist services industry has historically been extremely fragmented, with numerous music management companies in the United States alone. Ticketmaster Entertainment believes that a key component of the business is the highly personal nature of the relationship between the artist and his or her manager, which in many cases lasts for several years. The manager, together with the artist’s lawyer and business manager, guides the career of the artists through both the creative process and the business process in dealing with the artist’s rights through music companies, agents, tour promoters, distributors and other commercial organizations.

Competition

Live event content providers (such as owners or operators of live event venues, promoters of concerts and sports teams, among others) generally contract directly with primary ticketing service providers to sell tickets. Ticketmaster Entertainment continuously experiences substantial competition from other national, regional and local primary ticketing service providers to secure new and retain existing clients. Ticketmaster Entertainment also faces significant and increasing competition from companies that sell self-ticketing systems, as well as from clients, who are increasingly choosing to self-ticket through the integration of self-ticketing systems into their existing operations or the acquisition of primary ticket service providers, and by increasing ticket sales through the client’s own box offices and season, subscription or group sales channels. Ticketmaster Entertainment also faces competition in the resale of tickets from online auction websites and marketplaces, as well as from other ticket resellers with online distribution capabilities. Ticketmaster Entertainment believes that it competes on the basis of the breadth and quality of the products and services it provides, as well as the tickets it makes available for sale, the capabilities of the Ticketmaster System and related systems and its distribution network, reliability and price.

In its Artist Services business, Ticketmaster Entertainment competes with numerous other music management companies and individual managers in the United States alone. There is competition both to find or discover new and emerging artists as well as to represent established acts. The relationship between a manager and artist is highly personalized, and establishing and maintaining this relationship is critical to success in the industry. Ticketmaster Entertainment believes that it competes on the basis of the quality of the services its managers provide to clients, its reputation in the industry, and the expertise and talents its managers utilize on behalf of their clients.

Employees

As of December 31, 2008, Ticketmaster Entertainment employed approximately 3,900 full-time and 1,900 part-time employees worldwide. Ticketmaster Entertainment believes that it generally has good employee relationships, including those with employees represented by unions or other similar organizations. Collective bargaining agreements, whether individualized or statutory, cover all or a portion of Ticketmaster Entertainment’s employees in Canada, Denmark, the Netherlands, Sweden, Norway, Spain and Finland.

Properties

Ticketmaster Entertainment’s corporate offices are located at 8800 W. Sunset Blvd., West Hollywood, California, where Ticketmaster Entertainment currently leases approximately 70,000 square feet from IAC. Ticketmaster Entertainment also leases office space in various cities throughout the United States and in the various jurisdictions abroad in which it has operations pursuant to short- and long-term leases of adequate duration. In addition, Ticketmaster Entertainment owns a small office in Vancouver, Canada and a small plot of land outside of Albuquerque, New Mexico. Ticketmaster Entertainment believes that its facilities are adequate in the locations where it currently does business.

The following table shows the location, approximate square footage, use and related business segment of each of the material principal properties used by Ticketmaster Entertainment. All such properties are leased.

Location	State (U.S.) or Country	Approximate Square Footage	Use	Segment
Chandler	Arizona	4,333	Data Center	Ticketing
El Segundo	California	7,956	Data Center	Ticketing
Los Angeles	California	54,532	Office Building	Artist Services
West Hollywood	California	68,127	Office Building	Corporate
Pharr	Texas	41,736	Office Building, Call Center	Ticketing
Ashburn	Virginia	5,300	Data Center	Ticketing
Charleston	West Virginia	24,941	Office Building, Call Center	Ticketing

Legal Proceedings

UPS Consumer Class Action Litigation

On October 21, 2003, a purported representative action was filed in California state court, challenging Ticketmaster Entertainment’s charges to online customers for UPS ticket delivery. The complaint alleged in essence that it is unlawful for Ticketmaster Entertainment not to disclose on its website that the fee it charges to online customers to have their tickets delivered by UPS contains a profit component. The complaint asserted a claim for violation of California’s Unfair Competition Law, which is referred to as the UCL, codified at California Business and Professions Code section 17200 et seq., and sought restitution or disgorgement of the difference between (i) the total UPS delivery fees charged by Ticketmaster Entertainment in connection with online ticket sales during the applicable statute of limitations period, and (ii) the amount Ticketmaster Entertainment paid to UPS for that service.

On July 20, 2004, Ticketmaster Entertainment filed a motion for summary judgment. The Court heard the motion on December 20, 2004, and denied Ticketmaster Entertainment’s motion, in part, based on plaintiffs’ arguments that they were not challenging Ticketmaster Entertainment’s rights to make a profit, but instead were only challenging Ticketmaster’s UPS delivery charges based on plaintiffs’ “misleading pass-through” theory of liability.

On December 7, 2004, Ticketmaster Entertainment filed its first motion for judgment on the pleadings based on the passage of Proposition 64, which became effective in November 2004. Plaintiffs opposed the motion. The court heard the motion on April 1, 2005, and explained that plaintiffs could not proceed with a representative action without amending the complaint to comply with class action procedures.

On August 31, 2005, the plaintiffs filed their first amended complaint, for the first time pleading this case as a putative class action. The first amended complaint alleged (i) as before, that Ticketmaster Entertainment’s website disclosures in respect of its charges for UPS ticket delivery violate the UCL, and (ii) for the first time, that Ticketmaster Entertainment’s website disclosures in respect of its ticket order-processing fees constitute false advertising in violation of California’s False Advertising Law, which is referred to as the FAL, codified at California Business and Professions Code sections 17500 et seq. On this latter claim, the amended complaint seeks restitution or disgorgement of the entire amount of order-processing fees charged by Ticketmaster Entertainment during the applicable statute of limitations period.

On September 25, 2006, Ticketmaster Entertainment filed its second motion for judgment on the pleadings, which the plaintiffs opposed. On November 21, 2006, Ticketmaster Entertainment requested that the court stay the case pending the California Supreme Court’s decisions in two cases (In re Tobacco II Cases, 142 Cal. App. 4th 891 (2006), and Pfizer Inc. v. Superior Court (Galfano), 141 Cal. App. 4th 290 (2006)) that present issues concerning the interpretation of Proposition 64 that are directly pertinent to both of the pending motions. The plaintiffs opposed Ticketmaster Entertainment’s request. On November 29, 2006, the court ordered that the case be stayed pending the California Supreme Court’s ruling on the two cases referenced above.

On September 20, 2007, the court heard plaintiffs’ motion for class certification. On December 19, 2007, the court issued an Order denying the motion without prejudice and continuing the stay of the case pending resolution of In re Tobacco II (the lead case before the Supreme Court on the relevant issues).

On May 18, 2009, the California Supreme Court decided the Tobacco II case. On April 1, 2009, the court granted plaintiff’s motion for leave to file a Second Amended Complaint that purports to clarify plaintiff’s existing claims under the UCL and the FAL and adds new claims that (a) Ticketmaster Entertainment’s order processing fees are unconscionable under the UCL and (b) Ticketmaster Entertainment’s alleged business practices violate the “unlawful” prong of the UCL because they also allegedly constitute an underlying violation of California’s Consumer Legal Remedies Act (codified at California Civil Code sections 1750 et seq.). Ticketmaster Entertainment filed a demurrer to the Second Amended Complaint on May 8, 2009. Plaintiffs have filed a Third Amended Complaint to attempt to cure deficiencies in the Second Amended Complaint and to seek to address the California Supreme Court’s holding in Tobacco II. Ticketmaster Entertainment will file a demurrer to the Third Amended Complaint on July 3, 2009. The parties have stipulated to a hearing on the demurrer on August 7, 2009. Ticketmaster Entertainment expects Plaintiffs to file another class certification motion within the next 60-90 days.

Canadian Consumer Class Action Litigation Relating to TicketsNow

In February of 2009, five putative consumer class action complaints were filed in Canada against TNow Entertainment Group, Inc., Ticketmaster Entertainment, Ticketmaster Canada Ltd., and Premium Inventory, Inc. All of the cases allege essentially the same set of facts and causes of action: each plaintiff purports to represent a class consisting of all persons who purchased a ticket from Ticketmaster Entertainment, Ticketmaster Canada or TicketsNow from early February of 2007 to the present. Each proposed class purports to extend to United States as well as Canadian consumers. The complaints allege in essence that Ticketmaster Entertainment and Ticketmaster Canada conspired to divert a large number of tickets for resale through the TicketsNow website at prices higher than face value in violation of Ontario’s Ticket Speculation Act, the Amusement Act of Manitoba, the Amusement Act of Alberta, and the Quebec Consumer Protection Act, respectively. The Ontario case contains the additional allegation that Ticketmaster Entertainment and TicketsNow’s service fees run afoul of anti-scalping laws. Each lawsuit seeks compensatory and punitive damages on behalf of the class.

United States Consumer Class Action Litigation Relating to TicketsNow

From February through June of 2009, eleven purported class action lawsuits asserting causes of action under various state consumer protection laws were filed against Ticketmaster Entertainment and TicketsNow in District Courts in California, New Jersey, Minnesota, Pennsylvania, and North Carolina. The lawsuits allege that Ticketmaster and TicketsNow unlawfully deceived consumers by, among other things, selling large quantities of tickets to TicketsNow’s ticket brokers, either prior to or at the time that tickets for an event go on sale, thereby forcing consumers to purchase tickets at significantly marked-up prices on TicketsNow instead of Ticketmaster.com. Plaintiffs further claim that Ticketmaster Entertainment violated various state consumer protection laws by allegedly “redirecting” consumers from Ticketmaster.com to Ticketsnow.com, thereby engaging in false advertising and an unfair business practice by deceiving consumers into inadvertently purchasing tickets from TicketsNow for amounts greater than face value. Plaintiffs claim that Ticketmaster Entertainment has been unjustly enriched by this conduct and seek compensatory damages, a refund to every class member of the difference between face value and the amount paid to TicketsNow, an injunction preventing Ticketmaster Entertainment from engaging in further unfair business practices with TicketsNow, and attorney fees and costs.

Litigation Relating to the Merger

See “—Litigation Relating to the Merger” beginning on page 122.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Management

Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates and market prices. Ticketmaster Entertainment’s exposure to market risk includes the Ticketmaster Entertainment Senior Notes, the revolver, derivative instruments, cash and cash equivalents, merchant accounts payable and deferred merchant bookings denominated in foreign currencies. Ticketmaster Entertainment manages its exposure to these risks through established policies and procedures. Its objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.

Interest Rate Risk

In July 2008, Ticketmaster Entertainment issued $300.0 million aggregate principal amount of the Ticketmaster Entertainment 10.75% senior notes due 2016, which are referred to as the Ticketmaster Entertainment Senior Notes. As a result, if market rates decline, Ticketmaster Entertainment’s required payments will exceed those based on market rates. The fair value of the Ticketmaster Entertainment Senior Notes was approximately $162.0 million as of December 31, 2008 based on the quoted market price. A 50 basis point increase or decrease in interest rates would decrease or increase the fair value of the Ticketmaster Entertainment Senior Notes by approximately $3.3 million. Also, in July 2008, Ticketmaster Entertainment entered into new $650.0 million senior secured credit facilities consisting of a $100.0 million Term Loan A with a maturity of five years, a $350.0 million Term Loan B with a maturity of six years and the $200.0 million revolver with a maturity of five years. The interest rate per annum applicable to loans under the senior secured credit facilities are, at Ticketmaster Entertainment’s option, equal to either a base rate or a LIBOR rate plus an applicable margin, which in the case of the Term Loan A and the revolver will vary with the total leverage ratio of Ticketmaster Entertainment (except that the applicable margin with respect to the Term Loan A and borrowings under the revolver is fixed at 2.75% per annum for LIBOR loans under Term Loan A and 2.25% per annum for LIBOR loans under the revolver, and 1.75% per annum for base rate loans under Term Loan A and 1.25% per annum for base rate loans under the revolver until Ticketmaster Entertainment delivers financial statements for the quarter ending December 31, 2008). The applicable margin for the Term Loan B is 3.25% per annum for LIBOR loans and 2.25% per annum for base rate loans. The base rate means the greater of (i) the prime rate as quoted from time to time by JPMorgan Chase Bank, N.A. or (ii) the Federal Funds rate plus 0.5%. As a result, Ticketmaster Entertainment may be susceptible to fluctuations in interest rates since it does not hedge the interest rate exposure arising from any borrowings under its senior secured credit facilities. As of December 31, 2008, Ticketmaster Entertainment’s outstanding borrowing under the revolver was $115 million. Assuming a 100 basis point change in the interest rate under Ticketmaster Entertainment’s senior secured credit facilities, its annual interest expense would change by approximately $5.7 million.

Foreign Currency Exchange Risk

Ticketmaster Entertainment conducts business in certain foreign markets, primarily in the European Union and Canada. Ticketmaster Entertainment’s primary exposure to foreign currency risk relates to Ticketmaster Entertainment’s investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the Euro, British Pound Sterling and Canadian Dollar. However, the exposure is mitigated as Ticketmaster Entertainment has generally reinvested profits from its international operations in order to fund the growth of its international operations including through acquisitions. Ticketmaster Entertainment is also exposed to foreign currency risk related to its assets and liabilities denominated in a currency other than the functional currency.

As currency exchange rates change, translation of the income statements of Ticketmaster Entertainment’s international businesses into U.S. dollars affects year-over-year comparability of operating results. Historically,

Ticketmaster Entertainment has not hedged translation risks because cash flows from international operations generally have been reinvested locally. However, Ticketmaster Entertainment periodically reviews its strategy for hedging transaction risks. Ticketmaster Entertainment’s objective in managing its foreign exchange risk is to minimize its potential exposure to the changes that exchange rates might have on Ticketmaster Entertainment’s earnings, cash flows and financial position. A hypothetical 10% adverse change in overall foreign currency exchange rates over an entire year would result in a reduction of reported revenue of approximately $45.9 million and a reduction of reported loss before income taxes of approximately $6.7 million. Excluding the impact of impairment charges, a hypothetical 10% adverse change in foreign currency exchange rates would result in a reduction of reported loss before income taxes of approximately $7.6 million. These estimates assume an adverse shift in all foreign currency exchange rates, which do not always move in the same direction, and actual results may differ materially.

During the fourth quarter of 2008, Ticketmaster Entertainment entered into foreign currency forward exchange contracts, which were used to mitigate the risk of changes in foreign currency exchange rates on short-term intercompany loans payable to certain international subsidiaries. As of December 31, 2008, Ticketmaster Entertainment had foreign currency forward exchange contracts outstanding with nominal amounts of AUD 16.5 million. Foreign exchange net gains for the years ended December 31, 2008, 2007 and 2006 were $4.9 million, $1.1 million and $1.2 million, respectively.

As Ticketmaster Entertainment increases its operations in international markets it becomes increasingly exposed to potentially volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on Ticketmaster Entertainment is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause Ticketmaster Entertainment to adjust its financing, operating and hedging strategies.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

TICKETMASTER ENTERTAINMENT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Ticketmaster Entertainment Spin-Off

On July 1, 2008, the IAC board of directors approved a plan regarding the IAC spin-offs via the distribution of all of the outstanding shares of common stock of the Spincos, including Ticketmaster Entertainment, formerly known as Ticketmaster.

On August 20, 2008, IAC distributed to its stockholders all of the outstanding shares of Ticketmaster Entertainment common stock. Ticketmaster Entertainment’s businesses include the businesses that formerly comprised IAC’s Ticketmaster segment, which consists of its domestic and international ticketing and ticketing related businesses, subsidiaries and investments, excluding its ReserveAmerica subsidiary and its investment in Active.com. Ticketmaster Entertainment includes IAC’s minority investment in Front Line. On October 29, 2008, Ticketmaster Entertainment acquired an additional equity interest in Front Line, giving Ticketmaster Entertainment a controlling interest in Front Line. As a result, Ticketmaster Entertainment consolidated the results of Front Line from the acquisition date.

The Merger

On February 10, 2009, Ticketmaster Entertainment entered into the Merger Agreement. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act, upon the completion of the Merger, Ticketmaster Entertainment will merge with and into Merger Sub, an indirect, wholly owned subsidiary of Live Nation, with Merger Sub continuing as the surviving entity and as an indirect, wholly owned subsidiary of Live Nation. Upon the completion of the Merger, each share of Ticketmaster Entertainment common stock that is issued and outstanding immediately before the completion of the Merger (other than any shares of Ticketmaster Entertainment common stock held by Live Nation, Ticketmaster Entertainment or Merger Sub, which will be cancelled upon the completion of the Merger) will be converted into the right to receive shares of Live Nation common stock as determined by the exchange ratio. The Merger Agreement provides that the exchange ratio of 1.384 set forth in the Merger Agreement is subject to adjustment to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the completion of the Merger collectively receive 50.01% of the voting power of the equity interests of the combined company. For a further discussion of important information regarding the Merger and the Merger Agreement, see “The Merger” and the “The Merger Agreement” beginning on pages 58 and 126, respectively.

Basis of Presentation

These interim unaudited consolidated financial statements and consolidated financial statements of Ticketmaster Entertainment discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations present Ticketmaster Entertainment’s results of operations, financial position, temporary equity and equity, comprehensive income, and cash flows, on a combined basis through the Ticketmaster Entertainment spin-off on August 20, 2008, and on a consolidated basis thereafter. Ticketmaster Entertainment’s pre Ticketmaster Entertainment spin-off financial statements were prepared on a combined basis rather than a consolidated basis because they excluded Ticketmaster Entertainment’s former ReserveAmerica subsidiary and its investment in Active.com, which were transferred to IAC, and included the investment in Front Line that was not owned prior to the Ticketmaster Entertainment spin-off by legal entities that comprise Ticketmaster Entertainment businesses.

Ticketmaster Entertainment’s investment in Front Line was consolidated beginning October 29, 2008, when Ticketmaster Entertainment increased its ownership interest from 39.4% to 82.3% (approximately 75% on a diluted basis). Prior to October 29, 2008, the investment in Front Line was accounted for using the equity method of accounting. The ownership of ReserveAmerica and the investment in Active.com were retained by IAC after the Ticketmaster Entertainment spin-off. These consolidated financial statements present IAC and its subsidiaries’ net investment in Ticketmaster Entertainment businesses as invested capital in lieu of stockholders’ equity.

Ticketmaster Entertainment prepared the interim unaudited consolidated financial statements and consolidated financial statements from the historical results of operations and historical basis of the assets and liabilities of Ticketmaster Entertainment with the exception of income taxes. Ticketmaster Entertainment computed income taxes using its stand-alone tax rate. Ticketmaster Entertainment’s income tax payable as well as deferred tax assets and liabilities represent the estimated impact of filing a consolidated income tax return with IAC through the Ticketmaster Entertainment spin-off, and filing a standalone consolidated income tax return thereafter. Ticketmaster Entertainment has eliminated all significant intercompany transactions and accounts for periods prior to the Ticketmaster Entertainment spin-off.

Until the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment recorded expense allocations from IAC, which consisted of certain IAC general corporate overhead expenses based on the ratio of Ticketmaster Entertainment’s revenue as a percentage of IAC’s total revenue. The general corporate overhead allocations primarily included expenses relating to accounting, treasury, legal, tax, corporate support, human resource functions and internal audit. Since the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment has been performing these functions using its own resources or purchased services, including services purchased from IAC pursuant to the Transition Services Agreement among IAC and the Spincos.

The historical interim unaudited financial statements and consolidated financial statements for periods prior to the Ticketmaster Entertainment spin-off are based on certain assumptions about Ticketmaster Entertainment as a stand-alone company. Ticketmaster Entertainment’s management believes the assumptions underlying its historical consolidated financial statements are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of Ticketmaster Entertainment would have been if Ticketmaster Entertainment had been a stand-alone company prior to the Ticketmaster Entertainment spin-off.

Management Overview

Ticketmaster Entertainment is the world’s leading live entertainment ticketing and marketing company, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the Internet, approximately 7,100 independent sales outlets and 17 call centers worldwide. Ticketmaster Entertainment serves leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters in the United States and abroad, including Australia, Canada, China, Denmark, Finland, Germany, Ireland, the Netherlands, New Zealand, Norway, Spain, Sweden, Turkey and the United Kingdom. Ticketmaster Entertainment is also a party to joint ventures with third parties to provide ticket distribution services in Mexico and supplied ticketing services for the 2008 Beijing Olympic Games. Ticketmaster Entertainment licenses its technology in Mexico, Argentina, Brazil, Chile, China and Belgium.

Sources of Revenue

Ticketing

Ticketmaster Entertainment earns a majority of its revenue from primary ticketing on behalf of its clients. Ticketing operations revenue primarily consists of convenience and order processing fees generated primarily through ticket sales. The sale of tickets for an event often commences several months prior to the event performance date. Ticketmaster Entertainment recognizes revenue from the sale of a ticket when the ticket is sold. Fluctuations in ticket operations revenue occur largely as a result of changes in the number of tickets sold and the average revenue per ticket. The number of tickets sold varies as a result of (i) additions or losses of clients serviced by Ticketmaster Entertainment; (ii) fluctuations in the scheduling of events, particularly for popular performers; (iii) overall consumer demand for live entertainment events; and (iv) the percentage of tickets for events which are sold directly by clients. The average revenue per ticket varies as a result of the amount of convenience charges earned on each ticket. The amount of convenience charges typically varies based upon numerous factors, including the face price of the ticket, the type of event, whether the ticket is purchased at an independent sales outlet, through call centers or via Ticketmaster Entertainment’s websites, as well as the services to be rendered to the client.

Artist Services

Front Line secures work for the clients it represents, for which it receives a commission. Generally, commissions are payable by clients upon their receipt of payments for performance of services or upon the delivery or use of materials that they created. Revenue is recognized in the month of the artist event. Contingent commissions, such as those based on profits or gross receipts, are recorded upon determination of the amounts. Revenue is not recognized before persuasive evidence of an arrangement exists, services have been rendered, the amount to be received is fixed or determinable, and collectability is reasonably assured.

Other revenues consist of revenues from the sales of entertainment packages to consumers in connection with live performances. Entertainment packages are sold and cash is received from consumers in advance of the event. Revenue and related expenses incurred are deferred until the event occurs. In addition, Front Line sells entertainment related merchandise at live musical performances, to retailers, and directly to consumers via a website. For retail and Internet sales, revenue is recognized upon shipment of the merchandise. Touring revenue, including the sale of merchandise, is recognized in the month of the event.

Operating Costs

Ticketmaster Entertainment records ticket operations costs specifically associated with the distribution of tickets sold through its system. The largest components of these operating costs are royalties paid to clients as a share of convenience and order processing fees, credit card fees, payroll, telecommunication and data communication costs associated with Ticketmaster Entertainment’s call centers, commissions paid on tickets distributed through independent sales outlets away from the box office, and other expenses including ticket stock and postage. These costs are primarily variable in nature. Direct payroll costs relate to Ticketmaster Entertainment’s call centers. Outlet commissions are paid to music chains, department stores and other independent retail locations in exchange for their providing space and personnel to service ticket purchases. The participation, if any, by clients in Ticketmaster Entertainment’s revenue from convenience and order processing fees is set forth in Ticketmaster Entertainment’s contracts with its clients.

Channels of Distribution; Marketing Costs

Ticketmaster Entertainment sells tickets online, through independent sales outlets and call centers and via mobile devices. During the year ended December 31, 2008, 73%, 16%, 11% and less than 1% of primary tickets were sold through these channels, respectively.

Ticketmaster Entertainment owns and operates various branded websites, both in the U.S. and abroad, which are customized to reflect services offered in each jurisdiction and designed to promote ticket sales for live events and disseminate event, performer and related merchandise information online. Consumers can access www.ticketmaster.com directly from affiliated websites and through numerous direct links from banners and event profiles hosted by approved third party websites.

As of December 31, 2008, Ticketmaster Entertainment had approximately 7,100 independent sales outlets worldwide, including approximately 2,000 in the United States and approximately 5,100 in various jurisdictions abroad. Ticketmaster Entertainment pays independent sales outlets a commission, the amount in 2008 ranged from approximately 17% to 25% of Ticketmaster Entertainment’s convenience charge.

As of December 31, 2008, Ticketmaster Entertainment operated 17 call centers worldwide, through which consumers can generally purchase tickets by telephone, or by way of an interactive voice response system, seven days a week, for at least 20 hours per day.

Ticketmaster Entertainment markets and offers services directly to customers through www.ticketmaster.com and its other branded websites allowing customers to transact directly with Ticketmaster Entertainment in a convenient manner. Ticketmaster Entertainment also pays fees to market and distribute services on third party distribution channels, such as Internet portals and search engines. In addition, some of Ticketmaster Entertainment’s businesses manage affiliate programs, pursuant to which they pay commissions and fees to third parties based on revenue earned. Ticketmaster Entertainment has made, and expects to continue to make, investments in online and offline advertising to build its brands and drive traffic to its businesses.

Clients routinely agree by contract to include Ticketmaster Entertainment’s name, logos, and applicable website address and charge-by-phone number in advertisements in all forms of media promoting the availability of their tickets. The Ticketmaster Entertainment brand name and logo are also prominently displayed on printed tickets, ticket envelopes and email alerts about upcoming events that Ticketmaster Entertainment sends to its customers.

Access to Supply

Ticketmaster Entertainment’s primary ticketing services, and to a lesser extent, its ticketing resale services, depend significantly upon Ticketmaster Entertainment’s ability to secure ticketing inventory through existing clients and new clients. Ticketmaster Entertainment believes that the ability of its ticketing clients to reach a large qualified audience through its brands and businesses, including through its multiple distribution channels, is a significant benefit. Ticketmaster Entertainment seeks to maintain and renew client contracts, and enter into new client contracts, on a favorable basis. Revenue attributable to Ticketmaster Entertainment’s largest client, Live Nation (including its subsidiary, House of Blues), represented approximately 13% of Ticketmaster Entertainment’s total revenue in 2008. This client relationship consisted of four agreements, two with Live Nation (a worldwide agreement (other than England, Scotland and Wales) that expired without renewal on December 31, 2008 and an agreement covering England, Scotland and Wales that expires on December 31, 2009) and two with House of Blues (a U.S. agreement that expires on December 31, 2009 and a Canadian agreement that expires on March 1, 2010). Revenue attributable to the worldwide agreement and the agreement covering England, Scotland and Wales represented approximately 9% and 2%, respectively, of Ticketmaster Entertainment’s total revenues in 2008. The worldwide agreement expired on December 31, 2008, and Ticketmaster Entertainment anticipates that none of the other agreements will be renewed. Live Nation launched its own ticketing business in 2009 to ticket Live Nation events and has publicly announced that it intends to use its ticketing system to distribute tickets for third-party live events. Revenue generated from the four Live Nation agreements for the years ended December 31, 2008, 2007 and 2006 is provided in the table below:

	Years ended December 31,
	Expiration Date	2008	2007	2006
	(Dollars in thousands)
Live Nation—Worldwide agreement	12/31/08	$126,200	$138,832	$142,972
Live Nation—England, Scotland, Wales agreement	12/31/09	30,676	34,935	33,575
House of Blues—U.S. agreement	12/31/09	26,662	24,960	24,866
House of Blues—Canadian agreement	3/1/10	8,540	7,704	7,027

Total revenue under Live Nation agreements		$192,078	$206,431	$208,440

Economic and Other Trends and Events; Industry Specific Factors

The ticketing services industry has experienced significant changes over the past decade due to the advent of online commerce. The increase in the number of online ticket sales as a percentage of all ticket sales has resulted in a general decrease in ticketing costs, making it easier for clients to manage ticket sales in-house, either using proprietary technology or stand-alone, automated ticketing systems licensed from a third party. The growth of online commerce has also contributed to the growth of resale ticketing services and the consolidation of those services, which historically has been very fragmented, consisting of a significant number of local brokers with limited inventory selling through traditional storefronts. In addition, entertainment-related expenditures such as ticket sales are sensitive to business and personal discretionary spending levels, which might tend to decline during general economic downturns.

Ticketmaster Entertainment has taken steps to replace the revenue it expects to lose following the expiration of its primary contract with Live Nation at the end of 2008. These include a number of discrete investments including new acquisitions, efforts to gain scale in the market for ticket resale services and adding resources into growth efforts internationally, which come with up-front costs.

During the second quarter of 2008, Ticketmaster Entertainment began a comprehensive review of its worldwide cost structure in the light of significant investments that have been made through increased operating and capital expenditures, acquisitions in recent periods, and in advance of the termination of the Live Nation agreement in 2009. As a result of this review, commencing in the third quarter of 2008, Ticketmaster Entertainment began to effect a series of actions expected to reduce 2009 annual operating expenses by approximately $35 million from reductions in personnel, consolidation of customer contact centers, and the balance from reductions in other operating costs and other discretionary costs. In order to achieve these cost savings, certain up-front costs, principally severance costs of $8.6 million were incurred during the third and fourth quarters of 2008. The cost-reduction efforts were completed in the first quarter of 2009.

International Operations

Ticketmaster Entertainment’s future growth depends in part on its ability to expand its brands and businesses abroad, including in Europe and Asia, given the large consumer marketplace for the services that Ticketmaster Entertainment’s brands and businesses offer. Ticketmaster Entertainment’s ability to expand its international operations into jurisdictions where Ticketmaster Entertainment does not currently operate depends in part on its ability to identify potential acquisition candidates, acquire them on favorable terms and successfully integrate their operations. In addition, in many countries abroad, access to ticketing inventory is fragmented and may require significant additional investment to achieve profitability levels consistent with Ticketmaster Entertainment’s established businesses. As a percentage of total Ticketmaster Entertainment revenue, international operations represented approximately 31% in 2008, 34% in 2007, and 29% in 2006.

Results of Operations for the Three and Six Months Ended June 30, 2009 Compared to the Three and Six Months Ended June 30, 2008

Ticketmaster Entertainment Consolidated Results of Operations

Revenue

For the three and six months ended June 30, 2009 compared to the three months and six months ended June 30, 2008

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008	% Change
	(Dollars in thousands)
Revenue—Domestic	$263,923	$261,320	1%	$537,369	$501,260	7%
Revenue—International	91,133	121,049	(25)%	191,503	230,090	(17)%

Total revenue	$355,056	$382,369	(7)%	$728,872	$731,350	NM

Consolidated

Revenue in the three months ended June 30, 2009 decreased $27.3 million, or 7%, from the prior-year quarter primarily due to lower ticketing revenue attributable to Ticketmaster Entertainment’s largest client through 2008, Live Nation (including its subsidiary, House of Blues) following the expiration on December 31, 2008 of the principal agreement for primary ticketing services to Live Nation, partially offset by contributions from Front Line, in which Ticketmaster Entertainment acquired a majority interest in October 2008. On a world-wide basis, there was an 11% decrease in the number of primary tickets sold and a 7% decrease in average revenue per ticket. Domestic revenue was flat compared to the prior-year quarter, with an 11% decrease in the number of tickets sold, along with a 4% decrease in average revenue per ticket due to lower ticketing revenue attributable to Live Nation, mentioned above, partially offset by contributions from Front Line. Ticketing volumes were lower across all major categories except Arts and Theatre, with the largest impact experienced in the Concerts category due to the expiration of the principal agreement for primary ticketing with Live Nation. International revenue decreased by 25% primarily due to an 11% decrease in the number of tickets sold along with a 13% decrease in average revenue per ticket in Ticketmaster Entertainment’s international operations, due in part, to the volatility of foreign exchange rates. The decrease in the average revenue per ticket primarily resulted from decreased revenue from the United Kingdom, Canada, the Netherlands and China, partially offset by higher revenues in Spain. Excluding the impact of foreign exchange rates, international revenue decreased by 9% compared to the prior-year period.

Ticketmaster Entertainment’s largest client through 2008, Live Nation (including its subsidiary, House of Blues), represented approximately 8% and 18% of Ticketmaster Entertainment’s consolidated revenue for the three months ended June 30, 2009 and 2008, respectively.

Revenue in the six months ended June 30, 2009 decreased $2.5 million from 2008 primarily due to lower ticketing revenue attributable to Ticketmaster Entertainment’s largest client through 2008, Live Nation (including its subsidiary, House of Blues) following the expiration on December 31, 2008 of the principal agreement for primary ticketing services to Live Nation, partially offset by contributions from Front Line, in which Ticketmaster Entertainment acquired a majority interest in October 2008. On a world-wide basis, there was a 9% decrease in the number of primary tickets sold and a 4% decrease in average revenue per ticket. Domestic revenue increased by 7% primarily due to contributions from Front Line offset by a 10% decrease in the number of tickets sold, as well as a 1% decrease in average revenue per ticket. Ticketing volumes were lower across all categories, with the largest impact experienced in the Concerts category due to the expiration of the principal agreement for primary ticketing with Live Nation. International revenue decreased by 17% primarily due to an 8% decrease in the number of tickets sold along with a 9% decrease in average revenue per ticket in Ticketmaster Entertainment’s international operations, due in part, to the volatility of foreign exchange rates. The decrease in the average revenue per ticket primarily resulted from decreased revenue from the Netherlands, United Kingdom, Canada, and Australia, partially offset by higher revenues in Spain. Excluding the impact of foreign exchange rates, international revenue increased by 1% compared to the same-prior-year period.

Ticketmaster Entertainment’s largest client through 2008, Live Nation (including its subsidiary, House of Blues), represented approximately 7% and 17% of Ticketmaster Entertainment’s consolidated revenue for the six months ended June 30, 2009 and 2008, respectively.

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008	% Change
	(Dollars in thousands)
Revenue:
Ticketing	$311,917	$382,369	(18)%	$650,927	$731,350	(11)%
Artist Services	43,139	—	NM	77,945	—	NM

Total revenue	$355,056	$382,369	(7)%	$728,872	$731,350	NM

Ticketing

Refer to “—Consolidated,” directly above, for a discussion of revenues in Ticketmaster Entertainment’s Ticketing segment.

Artist Services

On October 29, 2008, Ticketmaster Entertainment acquired additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in the business. Ticketmaster Entertainment has consolidated the results of Front Line since the acquisition date and has entered into the artist services business by virtue of the acquisition. The artist services business focuses on artist management, merchandising, VIP ticketing and related artist marketing services activities. In the three and six months ended June 30, 2009, Front Line generated revenues of $43.1 million and $77.9 million, respectively, due to strong performance in VIP ticketing, core management services, non-artist management services and strategic acquisitions.

Cost of Sales

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,				Six Months Ended June 30,
	2009	2008	% Change		2009	2008	% Change
	(Dollars in thousands)
Cost of sales:
Ticketing	$204,379	$248,549	(18)%		$419,172	$469,571	(11)%
Artist Services	16,428	—	NM		34,195	—	NM

Total cost of sales	$220,807	$248,549	(11)%		$453,367	$469,571	(3)%

As a percentage of total revenue	62%	65%	(281	)bp	62%	64%	(200	)bp
Gross margins	38%	35%	281	bp	38%	36%	200	bp

Consolidated

Cost of sales consists primarily of ticketing royalties, as well as compensation and other employee-related costs (including stock-based compensation) for personnel engaged in call center functions and credit card processing fees. Ticketing royalties relate to Ticketmaster Entertainment’s client’s share of convenience and order processing charges. In Ticketmaster Entertainment’s Artist Services segment, merchandise inventory, related shipping costs and costs associated with VIP ticket packages are recorded as cost of sales. Cost of sales for the three and six months ended June 30, 2009 decreased $27.7 million and $16.2 million, respectively, from the prior-year, primarily due to decreases in ticketing royalties, compensation and other employee-related costs, and lower credit card processing fees. These decreases were partially offset by costs of sales associated with Front Line, which Ticketmaster Entertainment has now consolidated.

Ticketing

Ticketing cost of sales for the quarter ended June 30, 2009 decreased $44.2 million from the prior-year quarter, primarily due to decreases of $15.4 million in ticketing royalties, $10.6 million in compensation and other employee-related costs and $4.4 million in credit card processing fees. The decrease in ticketing royalties and credit card processing fees was primarily due to lower convenience and processing revenues. The decrease in compensation and other employee-related costs was due in part to a reduction in headcount.

Ticketing cost of sales for the six months ended June 30, 2009 decreased $50.4 million from 2008, primarily due to decreases of $20.8 million in ticketing royalties, $15.9 million in compensation and other employee-related costs and $3.4 million in credit card processing fees. The decrease in ticketing royalties and credit card processing fees was primarily due to lower convenience and processing revenues. The decrease in compensation and other employee-related costs was due in part to a reduction in headcount.

Artist Services

On October 29, 2008, Ticketmaster Entertainment acquired additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in the business. Ticketmaster Entertainment has consolidated the results of Front Line since the acquisition date and has entered into the artist services business by virtue of the acquisition. In the three and six months ended June 30, 2009, Front Line incurred $16.4 million and $34.2 million of expense, respectively, due to sales of merchandise inventory and related shipping costs.

Selling and marketing expense

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,				Six Months Ended June 30,
	2009	2008	% Change		2009	2008	% Change
	(Dollars in thousands)
Selling and marketing expense:
Ticketing	$19,590	$24,636	(20)%		$43,885	$44,029	NM
Artist Services	—	—	NM		—	—	NM

Total selling and marketing expense	$19,590	$24,636	(20)%		$43,885	$44,029	NM

As a percentage of total revenue	6%	6%	(93	)bp	6%	6%	NM

Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service and sales functions. Advertising and promotional expenditures primarily include online marketing, including fees paid to search engine and distribution partners, as well as offline marketing, including sports sponsorship marketing and radio spending. sports sponsorship agreements are intended to promote Ticketmaster Entertainment’s ticket resale services. Selling and marketing expense are incurred only for the ticketing segment and do not impact the artist services segment.

Selling and marketing expense for the three months ended June 30, 2009 decreased $5.0 million from the prior-year quarter, primarily due to a decrease of $4.6 million in advertising and promotional expenditures. The decrease in advertising and promotional expenditures was due, in part, to a decrease in sports sponsorship marketing expense and fees paid to search engine partners for online marketing.

Selling and marketing expense for the six months ended June 30, 2009 was flat compared to the prior-year period primarily due to an increase in sports sponsorship marketing expense and fees paid to search engine partners for online marketing, offset by lower expenses in other advertising expense categories.

General and administrative expense

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,				Six Months Ended June 30,
	2009	2008	% Change		2009	2008	% Change
	(Dollars in thousands)
General and administrative expense:
Ticketing	$25,142	$28,055	(10)%		$46,235	$50,899	(9)%
Artist Services	16,647	—	NM		32,487	—	NM
Corporate and unallocated	22,912	17,589	30%		50,182	36,598	37%

Total general and administrative expense	$64,701	$45,644	42%		$128,904	$87,497	47%

As a percentage of total revenue	18%	12%	629	bp	18%	12%	572	bp

General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources and executive management functions, facilities costs and fees for professional services.

General and administrative expense for the three months ended June 30, 2009 increased $19.1 million from the prior-year quarter, primarily due to increases of $9.0 million in compensation and other employee-related costs and $5.8 million in professional fees. The increase in compensation and other employee-related costs was primarily due to an increase of $11.9 million of Front Line compensation which was not included in the prior-year quarter, partially offset by cost savings from Ticketmaster Entertainment’s restructuring plan. General and administrative expense includes non-cash compensation expense of $6.1 million and $6.0 million for the three months ended June 30, 2009 and 2008, respectively. The increase in professional fees was primarily due to $8.5 million of legal and professional fees incurred in connection with the pending Merger with Live Nation, partially offset by lower costs for other professional services. Excluding the impact of Front Line, general and administrative expense increased $2.4 million, or 5%.

General and administrative expense for the six months ended June 30, 2009 increased $41.4 million from the prior-year period, primarily due to increases of $18.6 million in compensation and other employee-related costs and $14.1 million in professional fees. The increase in compensation and other employee-related costs was primarily due to $24.1 million of Front Line compensation which was not included in the prior-year period, partially offset by cost savings from Ticketmaster Entertainment’s restructuring plan. General and administrative expense includes non-cash compensation expense of $12.1 million for the six months ended June 30, 2009 compared with $10.3 million in the prior-year period. The increase in non-cash compensation was primarily due to the modification of existing stock-based compensation awards in connection with the Ticketmaster Entertainment spin-off, the grant of new awards subsequent to the Ticketmaster Entertainment spin-off and the grants of awards in connection with 2008 acquisitions. The increase in professional fees was primarily due to $14.4 million of legal and professional fees incurred in connection with the pending Merger with Live Nation. Excluding the impact of Front Line, general and administrative expense increased $8.9 million, or 10%.

Depreciation

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,				Six Months Ended June 30,
	2009	2008	% Change		2009	2008	% Change
	(Dollars in thousands)
Depreciation:
Ticketing	$13,137	$11,135	18%		$24,644	$21,494	15%
Artist Services	133	—	NM		268	—	NM
Corporate and unallocated	809	693	17%		1,567	1,389	13%

Total Depreciation	$14,079	$11,828	19%		$26,479	$22,883	16%

As a percentage of total revenue	4%	3%	87	bp	4%	3%	50	bp

Depreciation for the three and six months ended June 30, 2009 increased $2.3 million and $3.6 million, respectively, from 2008 primarily due to the incremental depreciation associated with the impact of recent acquisitions which were not included in the prior-year periods.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure and is defined in “—Ticketmaster Entertainment’s Principles of Financial Reporting,” below.

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008	% Change
	(Dollars in thousands)
Adjusted EBITDA:
Ticketing	$63,965	$84,565	(24)%	$143,986	$172,570	(17)%
Artist Services	13,673	—	NM	18,102	—	NM
Corporate and unallocated	(21,349)	(14,397)	48%	(46,770)	(30,924)	51%

Total Adjusted EBITDA	$56,289	$70,168	(20)%	$115,318	$141,646	(19)%

Adjusted EBITDA for the three months ended June 30, 2009 decreased $13.9 million from the prior-year quarter, due to lower sales volumes and increases in general and administrative expense, partially offset by lower cost of sales and selling and marketing expense, discussed above. Excluding the impact of Ticketmaster Entertainment’s acquisition of a majority interest in Front Line in October 2008, Adjusted EBITDA decreased $27.6 million, or 39%.

Adjusted EBITDA for the six months ended June 30, 2009 decreased $26.3 million from the prior-year period, due to lower sales volumes and increases in general and administrative expense, partially offset by lower cost of sales, discussed above. Excluding the impact of Ticketmaster Entertainment’s acquisition of a majority interest in Front Line in October 2008, Adjusted EBITDA decreased $44.4 million, or 31%.

Operating income

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008	% Change
	(Dollars in thousands)
Operating income (loss):
Ticketing	$37,487	$58,459	(36)%	$97,575	$124,954	(22)%
Artist Services	1,256	—	NM	(5,504)	—	NM
Corporate and unallocated	(23,721)	(18,282)	30%	(51,749)	(37,987)	36%

Total operating income	$15,022	$40,177	(63)%	$40,322	$86,967	(54)%

Operating income for the three months ended June 30, 2009 decreased $25.2 million from the prior-year quarter, primarily due to the decrease in Adjusted EBITDA described above and increases of $9.3 million in amortization of intangibles. The increase in intangible amortization expense was due to the acceleration of amortization expense of $5.1 million related to certain international ticketing agreement intangible assets and incremental amortization expense from the impact of recent acquisitions which were not included in the prior-year quarter. Excluding the impact of Ticketmaster Entertainment’s acquisition of a majority interest in Front Line in October 2008, operating income decreased $26.4 million or 66%.

Operating income for the six months ended June 30, 2009 decreased $46.6 million from the prior-year period, primarily due to the decrease in Adjusted EBITDA described above and increases of $15.5 million in amortization of intangibles and $1.2 million in non-cash compensation expense. The increase in intangible amortization expense was due to the acceleration of amortization expense of $5.1 million related to certain international ticketing agreement intangible assets and incremental amortization expense from the impact of recent acquisitions which were not included in the prior-year period. Decreased operating results of certain international operations in the first six months of 2009 led Ticketmaster Entertainment to review the intangible assets related to those operations in the second quarter of 2009. As a result of the review, Ticketmaster Entertainment determined that certain ticketing agreement intangible assets no longer had supportable values beyond the second quarter of 2009. As such, Ticketmaster Entertainment accelerated the amortization of these assets during the quarter. Excluding the impact of Ticketmaster Entertainment’s acquisition of a majority interest in Front Line in October 2008, operating income decreased $41.1 million or 47%.

Corporate and unallocated expenses

Corporate and unallocated expenses primarily include compensation and other employee costs (including stock-based compensation), outside services and professional fees. Corporate and unallocated expenses for the three months and six months ended June 30, 2009 increased $5.4 million and $13.8 million, respectively, from the prior-year periods primarily due to higher legal and professional fees associated with the pending Merger with Live Nation and professional services related to operating as a publicly traded company.

Other expense, net

For the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008:

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008	% Change
	(Dollars in thousands)
Other expense, net:
Interest income	$727	$3,463	(79)%	$1,368	$6,753	(80)%
Interest expense	(15,419)	(8,901)	73%	(33,575)	(9,636)	NM
Equity in income of unconsolidated affiliates	545	(1,468)	NM	1,888	(802)	NM
Other income (expense)	3,730	(287)	NM	3,539	657	NM

Interest income

Interest income in 2009 for the three and six months ended June 30, 2009 decreased $2.7 million and $5.4 million, respectively, from the prior-year periods primarily due to the extinguishment of intercompany receivables from IAC upon the consummation of the Ticketmaster Entertainment spin-off and lower average interest rates.

Interest expense

Interest expense for the three and six months ended June 30, 2009 increased $6.5 million and $23.9 million, respectively, from the prior-year periods. The increase was primarily due to interest expense and amortization of debt issuance costs of $15.0 million and $32.6 million for the three and six months ended June 30, 2009, respectively, related to Ticketmaster Entertainment’s Senior Notes and Senior Secured Credit Facilities, partially offset by an $8.3 million cumulative interest charge from IAC in the second quarter of 2008.

Equity in income of unconsolidated affiliates

Equity in the income of unconsolidated affiliates for the three and six months ended June 30, 2009 increased $2.0 million and $2.7 million, respectively, from the prior-year periods, primarily due to increased earnings at Ticketmaster Entertainment’s joint venture in Mexico.

Other income (expense)

Other income (expense) in 2009 for the three and six months ended June 30, 2009 increased $4.0 million and $2.9 million, respectively, from the prior-year periods due to gains on foreign currency exchange primarily related to Ticketmaster Entertainment’s operating activities in Canada and the United Kingdom due to the strengthening of the U.S. dollar compared to the Canadian dollar and the British Pound Sterling.

Income tax provision

For the three months ended June 30, 2009 and 2008, Ticketmaster Entertainment recorded tax provisions of $1.5 million and $10.9 million, respectively, which represent an effective tax rate of 33% for both periods. The 2009 tax rate is lower than the federal statutory rate of 35% due principally to foreign income taxed at lower rates including the effects of Ticketmaster Entertainment’s international restructuring, foreign tax credits related to foreign dividends, deductible payments made in connection with a Front Line dividend and net adjustments related to the reconciliation of provision accruals to tax returns, partially offset by losses in foreign jurisdictions for which no tax benefit can be recognized. The 2008 tax rate is lower than the federal statutory rate of 35%

primarily due to foreign income taxed at lower rates and foreign tax credits related to foreign dividends, partially offset by losses in foreign jurisdictions for which no tax benefit can be recognized and state and local income taxes.

For the six months ended June 30, 2009 and 2008, Ticketmaster Entertainment recorded tax provisions of $5.7 million and $29.7 million, respectively, which represent effective tax rates of 42% and 35%, respectively. The 2009 tax rate is higher than the federal statutory rate of 35% due principally to losses in foreign jurisdictions for which no tax benefit can be recognized and adjustments to deferred taxes due to newly enacted state tax legislation, partially offset by foreign income taxed at lower rates including the effects of Ticketmaster Entertainment’s international restructuring and foreign tax credits related to foreign dividends. Excluding the effects of the newly enacted state tax legislation, Ticketmaster Entertainment’s effective tax rate would have been 31%. The 2008 tax rate approximates the federal statutory rate of 35% primarily due to losses in foreign jurisdictions for which no tax benefit can be recognized and state and local income taxes, offset by foreign income taxed at lower rates and foreign tax credits related to foreign dividends.

As of December 31, 2008 and June 30, 2009, Ticketmaster Entertainment had unrecognized tax benefits of approximately $1.3 million and $3.7 million, respectively. During the three and six months ended June 30, 2009, the unrecognized tax benefits increased by approximately $1.4 million and $2.4 million, respectively, as a result of historical state tax positions and foreign income tax positions taken in the current year. Ticketmaster Entertainment recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense for the three and six months ended June 30, 2009 is $0.2 million, net of related deferred taxes, for interest and penalties on unrecognized tax benefits. At June 30, 2009, Ticketmaster Entertainment had accrued $0.6 million for the payment of interest and penalties.

By virtue of previously filed separate company tax returns, as well as consolidated tax returns with IAC, Ticketmaster Entertainment is routinely under audit by federal, state, local and foreign income tax authorities. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the amounts recorded for unrecognized tax benefits and the amounts owed by Ticketmaster Entertainment are recorded in the period they become known. Ticketmaster Entertainment believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.4 million within twelve months of the current reporting date due to settlements and expirations of applicable statute of limitations. An estimate of other changes in unrecognized tax benefits cannot be made, but such other changes are not expected to be significant.

Ticketmaster Entertainment Segment Operating Results

The overall concept that Ticketmaster Entertainment employs in determining its operating segments is to present the financial information in a manner consistent with how its chief operating decision maker manages its business, makes operating decisions and evaluates operating performance. Operating segments are consolidated for reporting purposes if they have similar economic characteristics and meet the aggregation criteria of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Prior to the acquisition of a controlling interest in Front Line, Ticketmaster Entertainment had one operating segment in accordance with its internal management structure and based upon how the chief operating decision maker viewed the business, its organizational structure and the type of service provided, which primarily was online and offline ticketing services.

After the October 29, 2008 acquisition of Front Line, based upon changes in the internal management structure and how the chief operating decision maker viewed the business, Ticketmaster Entertainment began reporting two segments: Ticketing and Artist Services.

The Ticketing segment is primarily an agency business that sells tickets for events on behalf of Ticketmaster Entertainment’s clients and retains a convenience charge and order processing fee for its services. Ticketmaster Entertainment sells tickets through a combination of websites, telephone services and ticket outlets.

The Artist Services segment primarily provides management services to music recording artists in exchange for a commission on the earnings of these artists. Artist Services also sells merchandise associated with musical artists at live musical performances, to retailers, and directly to consumers via a website.

For additional information about Ticketmaster Entertainment’s segment results, refer to Note 3—Segment Information in the Notes to Ticketmaster Entertainment’s Unaudited Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Ticketmaster Entertainment Consolidated Results of Operations

Revenue

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(Dollars in thousands)
Revenue–Domestic	$1,001,953	$814,851	$759,339	23%	7%
Revenue–International	452,572	425,626	303,333	6%	40%

Total revenue	$1,454,525	$1,240,477	$1,062,672	17%	17%

Consolidated

Revenue in 2008 increased $214.0 million, or 17%, from 2007 primarily due to contributions from TicketsNow, Paciolan and Front Line, acquired in February, January and October 2008, respectively and a 3% higher average revenue per primary ticket worldwide. These increases were partially offset by a 2% decline in the number of primary tickets sold worldwide. Domestic revenue grew by 23% due primarily to the acquisitions mentioned above. Excluding acquisitions, domestic revenue increased slightly primarily due to a 4% increase in average revenue per ticket partially offset by a 3% decline in the number of tickets sold across the concert and family categories. International revenue grew by 6%, or approximately 8% excluding the impact of foreign exchange, primarily due to a 2% increase in average revenue per ticket. The increases in the average revenue per ticket primarily resulted from increased revenue from China (Emma Entertainment acquired in August 2007), Canada and Spain. Acquisitions contributed approximately $183.8 million to Ticketmaster Entertainment’s overall revenue growth in 2008.

Revenue in 2007 increased $177.8 million, or 17%, from 2006 driven by increases in both domestic and international revenue as worldwide tickets sold increased 11%, with a 5% increase in average revenue per primary ticket. Domestic revenue increased 7%, primarily due to a 5% increase in average revenue per ticket along with a 2% increase in the number of primary tickets sold. The increase in average domestic revenue per ticket resulted from higher convenience and processing fees due in part to annual contractual increases. International revenue increased by 40%, or 31% excluding the impact of foreign exchange, primarily due to a 26% increase in the number of tickets sold along with a 12% increase in average revenue per ticket. The increase in the number of tickets sold primarily resulted from increased ticket sales in the United Kingdom and Canada. International acquisitions contributed approximately $23.2 million, or 2% and 8%, to Ticketmaster Entertainment’s overall revenue growth and international growth, respectively, in 2007.

Ticketmaster Entertainment’s largest client through 2008, Live Nation (including its subsidiary, House of Blues), represented approximately 13%, 17% and 20% of its consolidated revenue for the years ended

December 31, 2008, 2007 and 2006, respectively. See “—Access to Supply” for a description of Ticketmaster Entertainment’s client relationship with Live Nation, including the termination of certain client agreements as of December 31, 2008.

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(Dollars in thousands)
Revenue:
Ticketing	$1,408,820	$1,240,477	$1,062,672	14%	17%
Artist services	45,705	—	—	NM	—

Total revenue	$1,454,525	$1,240,477	$1,062,672	17%	17%

Ticketing

Refer to “—Consolidated,” directly above, for a discussion of revenues in Ticketmaster Entertainment’s Ticketing segment.

Artist Services

On October 29, 2008, Ticketmaster Entertainment acquired additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in the business. Ticketmaster Entertainment has consolidated the results of Front Line since the acquisition date and has entered into the artist services business by virtue of the acquisition. The artist services business focuses on artist management, merchandising, VIP ticketing and related artist marketing services activities. From the acquisition date, Front Line generated revenues of $45.7 million, driven by strong touring revenue from its core artist management roster and revenues from Mick Management, which was acquired in November of 2008. Strong retail sales by the merchandise business also contributed to revenue for the period.

Cost of Sales

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
	(Dollars in thousands)
Cost of sales:
Ticketing	$907,583	$766,538	$637,152	18%		20%
Artist Services	20,306	—	—	NM		—

Total cost of sales	$927,889	$766,538	$637,152	21%		20%

As a percentage of total revenue	64%	62%	60%	200	bp	184	bp
Gross margins	36%	38%	40%	(200	)bp	(184	)bp

Consolidated

Cost of sales consists primarily of ticketing royalties, as well as compensation and other employee-related costs (including stock-based compensation) for personnel engaged in call center functions and credit card processing fees. Ticketing royalties relate to Ticketmaster Entertainment’s client’s share of convenience and order processing charges. In Ticketmaster Entertainment’s Artist Services segment, merchandise inventory, related shipping costs and costs associated with VIP ticket packages are recorded as cost of sales.

Cost of sales in 2008 increased $161.4 million from 2007, primarily due to increases of $18.3 million in ticketing royalties resulting from higher revenue and higher royalty rates, an increase in compensation and other employee-related costs associated, in part, with a 7% increase in headcount (or 3% decrease excluding recent acquisitions) and higher credit card processing fees. Included in these increases was the impact of acquisitions not in the prior year period, which impacted ticketing royalties, compensation and other employee-related costs, credit card processing fees and other variable costs. Other variable costs include merchandise costs and express delivery and shipping costs. Excluding the impact of acquisitions not in the prior year period, cost of sales increased $68.1 million, or 9%. Cost of sales in 2007 increased $129.4 million from 2006, primarily due to increases in ticketing royalties, an increase in compensation and other employee-related costs associated, in part, with a 12% increase in headcount, and higher credit card processing fees. Cost of sales in 2006 was favorably impacted by non-recurring items.

Ticketing

Ticketing cost of sales in 2008 increased $141.1 million from 2007, primarily due to increases of $18.3 million in ticketing royalties resulting from higher revenue and higher royalty rates, $39.2 million in compensation and other employee-related costs associated, in part, with a 7% increase in headcount (or 3% decrease excluding recent acquisitions) and $5.7 million increase in credit card processing fees. Included in these increases was the impact of acquisitions not in the prior year period, which contributed $3.0 million, $25.0 million, $7.5 million and $37.4 million to ticketing royalties, compensation and other employee-related costs, credit card processing fees and other variable costs, respectively. Excluding the impact of acquisitions not in the prior year period, cost of sales increased $47.8 million, or 6%.

Cost of sales in 2007 increased $129.4 million from 2006, primarily due to increases of $65.8 million in ticketing royalties, an increase in compensation and other employee-related costs of $20.1 million associated, in part, with a 12% increase in headcount, and higher credit card processing fees of $16.6 million, which resulted from an increase in ticket volume processed online. The increase in ticketing royalties was primarily due to increased revenue and higher royalty rates. Royalties are driven in part by higher contractual royalty rates included in the renewal of contracts with various promoters and venue clients, and are usually based on a percentage of convenience and processing revenues. Cost of sales in 2006 was favorably impacted by non-recurring items. Domestic and international ticketing royalties are expected to continue to increase as a percentage of convenience and processing revenues.

Artist Services

On October 29, 2008, Ticketmaster Entertainment acquired additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in the business. Ticketmaster Entertainment has consolidated the results of Front Line since the acquisition date and has entered into the artist services business by virtue of the acquisition. Cost of sales in 2008 for Front Line equaled $20.3 million due primarily to $14.3 million in sales of merchandise inventory and related shipping costs. As Ticketmaster Entertainment did not acquire a controlling interest in Front Line until October 29, 2008, artist services did not exist as a separate segment for 2007 and 2006.

Selling and marketing expense

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
	(Dollars in thousands)
Selling and marketing expense
Ticketing	$102,631	$43,487	$20,123	136%		116%
Artist Services	—	—	—	NM		—

Total selling and marketing expense	$102,631	$43,487	$20,123	136%		116%

As a percentage of total revenue	7%	4%	2%	355	bp	161	bp

Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service and sales functions. Advertising and promotional expenditures primarily include online marketing, including fees paid to search engines and distribution partners, as well as offline marketing, including sports sponsorship marketing and radio spending. Selling and marketing expenses are incurred only for the ticketing segment and do not impact the artist services segment.

Selling and marketing expense in 2008 increased $59.1 million from 2007, primarily due to increased advertising and promotional expenditures of $47.8 million and increased compensation and other employee-related costs of $8.6 million as Ticketmaster Entertainment continued to build out its worldwide infrastructure. These increases included the impact of acquisitions in 2008, which contributed $25.9 million and $6.4 million to advertising and promotional expenditures and compensation and other employee-related costs, respectively. The increase in advertising and promotional expenditures was due, in part, to an increase in sports sponsorship agreements intended to promote Ticketmaster Entertainment’s ticket resale services and fees paid to search engine partners for online marketing. Excluding the impact of acquisitions not in the prior year period, selling and marketing expense increased $25.3 million, or 58%.

Selling and marketing expense in 2007 increased $23.4 million from 2006, primarily due to increased advertising and promotional expenditures of $17.4 million and increased compensation and other employee-related costs of $5.9 million associated, in part, with a 31% increase in headcount. The increase in advertising and promotional expenditures includes $6.3 million in expenses related to sports sponsorship agreements, primarily with National Football League teams that were not incurred in the prior year period and online marketing, including fees paid to search engines and distribution partners. Sports sponsorship agreements are intended to promote Ticketmaster Entertainment’s ticket resale services.

General and administrative expense

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
	(Dollars in thousands)
General and administrative expense
Ticketing	$93,505	$78,448	$66,576	19%		18%
Artist Services	10,567	—	—	NM		—
Corporate and unallocated	85,982	71,030	51,741	21%		37%

Total general and administrative expense	$190,054	$149,478	$118,317	27%		26%

As a percentage of total revenue	13%	12%	11%	102	bp	92	bp

General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources and executive management functions, facilities costs and fees for professional services.

General and administrative expense in 2008 increased $40.6 million from 2007, primarily due to increases of $27.4 million in compensation and other employee-related costs, $4.3 million in facilities costs and $3.2 million in professional fees. The increase in compensation and other employee-related costs was primarily due to an increase of $16.2 million associated with acquisitions not in the prior year period; of the amount attributable to acquisitions, $10.9 million is related to acquisitions in the ticketing segment and $5.3 million is related to the acquisition of Front Line. Excluding the impact of acquisitions not in the prior year period, general and administrative expense increased $10.4 million, or 7%. This increase was driven by higher severance costs incurred in connection with the previously announced cost reduction plan, public company costs incurred subsequent to the Ticketmaster Entertainment spin-off and increased non-cash compensation expense. General and administrative expense includes non-cash compensation expense of $21.2 million in 2008 compared with

$10.9 million in 2007. The increase in non-cash compensation was primarily due the modification of existing stock-based compensation awards, new awards granted in connection with the Ticketmaster Entertainment spin-off and the grants of awards in connection with 2008 acquisitions.

General and administrative expense in 2007 increased $31.2 million from 2006, primarily due to increases of $8.7 million relating to settlement of litigation (in excess of prior reserves) compared to the prior year period which included a reduction of $5.8 million in certain litigation reserves due to more favorable settlements than previous reserves reflected. Also contributing to the increase in general and administrative expense was an increase of $9.7 million in compensation and other employee-related costs as Ticketmaster Entertainment continued to build out its worldwide infrastructure, as well as increases of $2.1 million and $1.0 million in facilities costs and utilities expense, respectively. As Ticketmaster Entertainment did not acquire a controlling interest in Front Line until October 29, 2008, artist services did not exist as a separate segment for 2007 and 2006.

Effective January 1, 2006, Ticketmaster Entertainment adopted SFAS No. 123R, using the modified prospective transition method. There was no impact to the amount of stock-based compensation recorded in the consolidated statement of operations for the years ended December 31, 2006 and 2005 as a result of adopting SFAS No. 123R. Ticketmaster Entertainment has been recognizing expense for all stock-based grants since it became wholly owned by IAC on January 17, 2003, in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The majority of stock-based compensation expense is reflected in general and administrative expense.

Depreciation

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
	(Dollars in thousands)
Depreciation
Ticketing	$45,990	$35,734	$32,440	29%		10%
Artist Services	184	—	—	NM		—
Corporate and unallocated	3,720	2,724	2,640	37%		3%

Total depreciation	$49,894	$38,458	$35,080	30%		10%

As a percentage of total revenue	3%	3%	3%	33	bp	(20	)bp

Depreciation in 2008 and 2007 increased $11.4 million and $3.4 million, respectively, primarily due to various acquisitions not in the prior year period and the incremental depreciation associated with capital expenditures made during 2007 and 2008, partially offset by certain fixed assets becoming fully depreciated during the period. Excluding the impact of acquisitions made in 2008, depreciation expense in 2008 increased $4.1 million, or 11%.

Goodwill impairment

During the fourth quarter of 2008, Ticketmaster Entertainment recognized a non-cash, pre-tax charge of $1,094.1 million related to the impairment of goodwill in its Ticketing segment. The impairment, which was indicated by Ticketmaster Entertainment’s 2008 annual impairment testing of goodwill, reflected the decline in Ticketmaster Entertainment’s share price since the Ticketmaster Entertainment spin-off and recent uncertain economic conditions. No impairment charge was recorded for the years ended December 31, 2007 and 2006.

Adjusted Operating Income

Adjusted Operating Income is a supplemental measure to GAAP and is defined in “—Ticketmaster Entertainment’s Principles of Financial Reporting,” below.

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(Dollars in thousands)
Adjusted Operating Income:
Ticketing	$312,949	$356,125	$340,121	(12)%	5%
Artist Services	16,985	—	—	NM	—
Corporate and unallocated	(72,252)	(62,579)	(45,202)	15%	38%

Total Adjusted Operating Income	$257,682	$293,546	$294,919	(12)%	(1)%

Adjusted Operating Income in 2008 decreased $35.9 million from 2007, primarily due to increases in cost of sales, selling and marketing expense and general and administrative expense. The increase in these expenses was driven by acquisitions and increased losses associated with strategic investments, particularly in Germany and Asia, and higher overall royalty rates. Excluding the impact of acquisitions in the ticketing segment not in the prior year period, Adjusted Operating Income decreased $84.9 million, or 29%.

Adjusted Operating Income in 2007 decreased $1.4 million from 2006, primarily due to increases in cost of sales, general and administrative expense and selling and marketing expense. The increase in these expenses was driven by higher overall royalty rates, international development and expansion, and increased marketing efforts, including ticket resale initiatives. Adjusted Operating Income was negatively impacted by a payment of $8.7 million in settlement of litigation compared to the prior year period which included a reduction of $5.8 million in certain litigation reserves and the favorable resolution of claims and insurance settlements of $4.3 million.

Operating income

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(Dollars in thousands)
Operating (loss) income:
Ticketing	$(872,083)	$290,070	$279,272	NM	4%
Artist services	7,642	—	—	NM	—
Corporate and unallocated	(89,702)	(73,754)	(54,381)	22%	36%

Total Operating (loss) income	$(954,143)	$216,316	$224,891	NM	(4)%

Operating loss in 2008 decreased $1,170.5 million from 2007 operating income, primarily due to the decrease in Adjusted Operating Income described above and increases of $1,094.1 million in goodwill impairment, $17.9 million in amortization of intangibles and $11.2 million in non-cash compensation expense. Excluding the impact of acquisitions not in the prior year period, operating income decreased $1,162.8 million.

Operating income in 2007 decreased $8.6 million from 2006, primarily due to the decrease in Adjusted Operating Income described above and a $4.7 million increase in non-cash compensation expense, partially offset by a decrease in amortization of intangibles.

Corporate and unallocated expenses

Corporate and unallocated expenses in 2008, 2007 and 2006 were $89.7 million, $73.8 million and $54.4 million, respectively. Corporate and unallocated expenses in 2008 increased $15.9 million from 2007. This increase was driven by higher severance costs incurred in connection with the previously announced cost reduction plan, public company costs incurred subsequent to the Ticketmaster Entertainment spin-off, and increased non-cash compensation expense.

Corporate and unallocated expenses in 2007 increased $19.4 million from 2006 primarily due to increases of $8.7 million in certain litigation reserves in the current year period compared to the prior year period which included a reduction of $5.8 million in certain litigation reserves and the favorable resolution of claims and insurance settlements of $4.3 million.

Other income (expense), net

	Years ended December 31,			% Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(Dollars in thousands)
Other income (expense), net:
Interest income	$13,926	$33,065	$33,982	(58)%	(3)%
Interest expense	(39,216)	(1,003)	(302)	NM	NM
Equity in income of unconsolidated affiliates	2,659	6,301	2,997	(58)%	110%
Impairment of long-term investments	(12,334)	—	—	NM	—
Other income	4,914	1,120	982	339%	14%

Interest income

The majority of the interest income recorded in Ticketmaster Entertainment’s Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 arose from intercompany receivables due from IAC and its subsidiaries. The interest income from IAC ceased upon the extinguishment of all intercompany receivables upon consummation of the Ticketmaster Entertainment spin-off.

Interest income in 2008 decreased $19.1 million from 2007, primarily due to lower receivable balances due from IAC and subsidiaries and the extinguishment of intercompany receivables from IAC upon consummation of the Ticketmaster Entertainment spin-off, lower average interest rates, and an adjustment of $8.3 million related to a cumulative true-up of intercompany interest income recorded during the second quarter of 2008.

Interest income in 2007 decreased $0.9 million from 2006, primarily due to lower receivable balances due from IAC and its subsidiaries, partially offset by interest earned on higher average international operating cash balances in 2007. Interest earned on the receivable balance was principally due to cash transfers to IAC in connection with IAC’s centrally managed U.S. treasury function.

Interest expense

Interest expense in 2008 increased $38.2 million from 2007, primarily due to interest expense and amortization of debt issuance costs of $28.1 million related to the issuance of the $300.0 million aggregate principal amount of the Ticketmaster Entertainment Senior Notes and the indebtedness under Ticketmaster Entertainment’s senior secured credit facilities.

Interest expense in 2007 increased $0.7 million from 2006, primarily driven by incremental interest expense of $0.5 million incurred by entities acquired by Ticketmaster Entertainment in 2007.

Equity in income of unconsolidated affiliates

Equity in income of unconsolidated affiliates in 2008 decreased $3.6 million from 2007 due to lower income earned from Ticketmaster Entertainment’s investments in Front Line and TM Mexico as well as losses in other equity investments. Income related to the investment in Front Line was recorded on an equity method of accounting prior to October 29, 2008.

Equity in the income of unconsolidated affiliates in 2007 increased $3.3 million from 2006, primarily due to Ticketmaster Entertainment’s investments in TM Mexico.

Impairment of long-term Investments

During the fourth quarter of 2008, Ticketmaster Entertainment recorded $12.3 million of charges related to its equity investments in the venture which handled ticketing at the 2008 Beijing Olympics, which is referred to as the China investment, and its iLike.com investment. The $6.5 million charge for the China investment included a settlement of disputed items with Ticketmaster Entertainment’s joint venture partners. The $5.8 million charge for the iLike.com investment wrote down the investment to its estimated fair value. No such charges were recorded for the years ended December 31, 2007 and 2006.

Other income

Other income in 2008 increased $3.8 million from 2007 due to gains on foreign currency exchange primarily related to Ticketmaster Entertainment’s operating activities in Canada and the United Kingdom due to the strengthening of the U.S. dollar compared to the Canadian Dollar and the British Pound Sterling. Other income remained relatively flat in 2007, as compared to 2006.

Income tax provision

In 2008, Ticketmaster Entertainment recorded an income tax provision of $25.6 million which represents an effective tax rate of -3%. The 2008 tax rate is different from the statutory rate of 35% principally due to the impairment of goodwill that is not deductible for tax purposes. Excluding the impairment charges recorded in the fourth quarter of 2008, Ticketmaster Entertainment’s effective tax rate would have been 42%. This rate is higher than the statutory rate of 35% principally due to losses not benefited in foreign jurisdictions and state taxes, partially offset by foreign income taxed at lower rates and foreign tax credits. In 2007, Ticketmaster Entertainment recorded an income tax provision of $89.0 million, which represents an effective tax rate of 35%. The 2007 tax rate approximates the federal statutory rate of 35% as state and local income taxes and losses not benefited in foreign jurisdictions were substantially offset by foreign income taxed at lower rates. In 2006, Ticketmaster Entertainment recorded a tax provision of $86.0 million, which represents an effective tax rate of 33%. The 2006 tax rate was lower than the federal statutory rate of 35% due principally to benefits associated with Ticketmaster Entertainment’s assertion that the earnings of certain foreign subsidiaries are permanently reinvested and foreign income taxed at lower rates, partially offset by state and local income taxes and losses not benefited in foreign jurisdictions.

Ticketmaster Entertainment adopted the provisions of Financial Accounting Standards Board (which is referred to as FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 , which is referred to as FIN 48, effective January 1, 2007. As of December 31, 2008 and December 31, 2007, Ticketmaster Entertainment had unrecognized tax benefits of approximately $1.7 million and $6.3 million, respectively, which included accrued interest of $0.4 million and $0.8 million, respectively.

By virtue of previously filed separate company and consolidated tax returns with IAC, Ticketmaster Entertainment is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by Ticketmaster Entertainment are recorded in the period they become known.

The IRS is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which include the operations of Ticketmaster Entertainment from January 17, 2003, the date on which Ticketmaster Entertainment joined the IAC consolidated tax return. The statute of limitations for these years has been extended to December 31, 2009. In early 2009, the IRS commenced an audit of IAC’s tax returns for the years ended December 31, 2004 through 2006. The statue of limitations for these years has been extended and this examination is expected to be completed in 2011. Various IAC consolidated state and local jurisdictions are currently under examination, the most significant of which are California, Florida, New York and New York City, for various tax years after December 31, 2001. Ticketmaster Entertainment’s operations were included in these returns from January 17, 2003. These examinations are expected to be completed by late 2009. Ticketmaster Entertainment believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.0 million within twelve months of the current reporting date due to settlements and expirations of applicable statutes of limitations. An estimate of other changes in unrecognized tax benefits cannot be made, but such other changes are not expected to be significant.

Segment Operating Results

In the fourth quarter of 2008, Ticketmaster Entertainment began reporting two segments: Ticketing and Artist Services. Ticketmaster Entertainment’s primary operating metric for evaluating segment performance is Adjusted Operating Income.

The overall concept that Ticketmaster Entertainment employs in determining its operating segments is to present the financial information in a manner consistent with how Ticketmaster Entertainment’s chief operating decision maker and executive management manage its business, make operating decisions and evaluate operating performance. Operating segments are consolidated for reporting purposes if they have similar economic characteristics and meet the aggregation criteria of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Prior to the acquisition of a controlling interest in Front Line, Ticketmaster Entertainment had one operating segment in accordance with its internal management structure and based upon how the chief operating decision maker and executive management viewed the business, its organizational structure and the type of service provided, which primarily was online and offline ticketing services.

After the October 29, 2008 acquisition of Front Line, based upon changes in the internal management structure and how the chief operating decision makers and executive management viewed the business, Ticketmaster Entertainment began reporting two segments: Ticketing and Artist Services.

The Ticketing segment is primarily an agency business that sells tickets for events on behalf of Ticketmaster Entertainment’s clients and retains a convenience charge and order processing fee for its services. Ticketmaster Entertainment sells tickets through a combination of websites, telephone services and ticket outlets.

The Artist Services segment primarily provides management services to music recording artists in exchange for a commission on the earnings of these artists. Artist Services also sells merchandise associated with musical artists at live musical performances, to retailers, and directly to consumers via a website.

For additional information about Ticketmaster Entertainment’s segment results, refer to Note 7—Segment Information of the Notes to the Ticketmaster Entertainment’s Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus.

Liquidity and Capital Resources

As of June 30, 2009, Ticketmaster Entertainment had $616.1 million of cash and cash equivalents including $373.5 million in funds representing amounts equal to the face value of tickets sold on behalf of clients (“client funds”). Ticketmaster Entertainment’s $616.1 million of cash and cash equivalents included approximately $373.5 million which were maintained principally in Canada, the United Kingdom, Ireland and Australia; of this balance, $227.5 million were client funds. Ticketmaster Entertainment does not utilize client funds for its own financing or investing activities as the amounts are payable to clients.

Net cash provided by operating activities was $183.7 million and $108.7 million for the six months ended June 30, 2009 and 2008, respectively. The increase of $75.0 million in net cash provided by operating activities reflected higher contributions from client funds of $61.6 million and the timing of settlements with clients. Other increases were due to favorable changes in working capital, which included the timing of settlements for accrued liabilities, accounts receivable and accounts payable. These increases in net cash provided by operating activities were partially offset by debt interest payments in 2009 which were not made in 2008 and a decline in operating results.

Net cash used in investing activities in the six months ended June 30, 2009 of $47.1 million primarily resulted from cash paid for capital expenditures of $23.8 million and $24.6 million for the acquisition of an artist management company. Net cash used in investing activities in the six months ended June 30, 2008 of $563.1 million primarily resulted from cash transfers to IAC of $141.9 million, acquisitions, net of cash acquired, of $393.5 million and capital expenditures of $23.2 million. The cash transfers related to IAC’s centrally managed U.S. treasury function. Acquisitions, net of cash acquired, primarily related to the acquisitions of TicketsNow, Paciolan and GET ME IN!.

Net cash used in financing activities in the six months ended June 30, 2009 of $7.2 million was primarily due to principal payments on capital leases and distributions to minority interest holders. Net cash provided by financing activities of $392.7 million in the six months ended June 30, 2008 was primarily due to capital contributions from IAC of $393.5 million to fund Ticketmaster Entertainment’s acquisitions.

As of December 31, 2008, Ticketmaster Entertainment had $466.1 million of cash and cash equivalents and marketable securities, including $254.0 million in client funds. Ticketmaster Entertainment’s cash and cash equivalents and marketable securities held in foreign jurisdictions was approximately $302.8 million at December 31, 2008, including $169.7 million in client funds, maintained principally in Canada, the United Kingdom and Australia. Ticketmaster Entertainment does not utilize client funds for its own financing or investing activities as the amounts are payable to clients.

In the fourth quarter of 2008, Ticketmaster Entertainment effectuated a restructuring of its international operations in response to changes in its operating environment that followed the Ticketmaster Entertainment spin-off. The restructuring resulted in an internal redistribution of debt, including the deemed repatriation of foreign profits by virtue of a $99.1 million note issued by a foreign subsidiary to a domestic subsidiary of Ticketmaster Entertainment, $34.3 million of which was repaid in 2008. The tax consequences of the deemed repatriation have all been recognized in 2008 and are discussed in further detail in Note 8—Income Taxes of the Notes to the Ticketmaster Entertainment’s Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus. Ticketmaster Entertainment can generally control the timing of repayment on the remaining $64.8 million note balance held in the U.S., and such repayments will not have any additional tax consequences.

Net cash provided by operating activities was $195.2 million and $212.0 million for 2008 and 2007, respectively. The decrease of $16.8 million in net cash provided by operating activities reflected lower contributions from client funds of $95.3 million, which were driven by the timing of settlements with clients, partially offset by lower advance payments under ticketing contracts and sponsorship deals with resale partners, including significant advances made in 2007 that were not repeated in 2008.

Net cash used in investing activities in 2008 of $1,475.9 million primarily resulted from cash transfers to IAC of $910.1 million and acquisitions, net of cash acquired, of $506.6 million. The cash transfers to IAC were comprised of total net proceeds from the Ticketmaster Entertainment Senior Notes and the senior secured credit facilities that were distributed to IAC in connection with the Ticketmaster Entertainment spin-off, as well as other proceeds paid to IAC as part of its centrally managed U.S. treasury function. Acquisitions, net of cash acquired, primarily related to the acquisitions of TicketsNow, Paciolan, GET ME IN! and Front Line. Net cash used in investing activities in 2007 of $13.0 million primarily resulted from $47.5 million of capital expenditures and $29.4 million of acquisitions, net of cash acquired, partially offset by cash transfers from IAC of $64.5 million.

Net cash provided by financing activities in 2008 of $1,232.7 million was primarily due to $300.0 million of proceeds received from the issuance of the Ticketmaster Entertainment Senior Notes and $565 million of proceeds received from borrowings under the senior secured credit facilities. Ticketmaster Entertainment incurred $27.2 million of costs for these debt financings, which were initiated in connection with the Ticketmaster Entertainment spin-off. In addition, Ticketmaster Entertainment received $405.5 million in capital contributions from IAC during 2008. Net cash provided by financing activities in 2007 of $30.3 million was primarily due to capital contributions from IAC.

As of December 31, 2007, Ticketmaster Entertainment had $569.3 million of cash and cash equivalents and restricted cash and cash equivalents, including $313.6 million in client funds. Ticketmaster Entertainment’s cash and cash equivalents and restricted cash and cash equivalents held in foreign jurisdictions was approximately $358.2 million at December 31, 2007 (including $222.5 million in client funds, maintained principally in the United Kingdom, Australia and Canada).

Net cash provided by operating activities was $212.0 million and $230.7 million in 2007 and 2006, respectively. The decrease of $18.7 million in net cash provided by operating activities reflects an increase in contract deposits and accounts receivable, partially offset by an increased contribution from client funds of $69.5 million, which was primarily due to timing of settlements with clients.

Net cash used in investing activities in 2007 of $13.0 million primarily resulted from capital expenditures of $47.5 million and acquisitions, net of cash acquired, of $29.4 million, partially offset by cash transfers from IAC of $64.5 million. The cash transfers from IAC related to IAC’s centrally managed U.S. treasury function. Net cash used in investing activities in 2006 of $189.1 million primarily resulted from cash transfers to IAC of $214.2 million, capital expenditures of $39.3 million, a net increase in long-term investments of $20.6 million and acquisitions, net of cash acquired, of $17.8 million. These uses of cash were partially offset by the net proceeds of $108.9 million related to the purchases, sales and maturities of marketable securities. The increase in long-term investments in 2006 was primarily due to Ticketmaster Entertainment’s equity investment in iLike.com.

Net cash provided by financing activities in 2007 and 2006 of $30.3 million and $20.6 million, respectively, was primarily due to capital contributions of $29.4 million and $17.8 million from IAC to fund Ticketmaster Entertainment’s 2007 and 2006 acquisitions, respectively.

Ticketmaster Entertainment anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations. Ticketmaster Entertainment’s ability to fund its cash and capital needs will be affected by its ongoing ability to generate cash from operations and the overall capacity and terms of its financing arrangements, as discussed above. Ticketmaster Entertainment believes that its cash on hand along with its anticipated operating cash flow in 2009 and its access to financing arrangements are sufficient to fund its operating needs, capital, investing and other commitments and contingencies for the foreseeable future.

Under the senior secured credit facilities and the indenture governing the Ticketmaster Entertainment Senior Notes, Ticketmaster Entertainment is required to comply with certain financial covenants. The Ticketmaster Entertainment Senior Notes contain two incurrence-based financial covenants, requiring that Ticketmaster Entertainment meet a minimum fixed charge coverage ratio, as defined therein, of 2.0 to 1.0 and a maximum secured leverage ratio, as defined therein, of 2.25 to 1.0. The senior secured credit facility has two maintenance-based quarterly financial covenants, requiring a maximum total leverage ratio of 3.5 to 1.0 and a minimum interest coverage ratio of 3.0 to 1.0. The total leverage ratio for the senior secured credit facilities, calculated as total debt, as defined therein, divided by total EBITDA, as defined therein, for the trailing twelve-month period is the most sensitive to change, as debt levels increase and/or earnings decline. As of June 30, 2009, Ticketmaster Entertainment was in compliance with all of these financial covenants, giving pro-forma effect, as required, to EBITDA for Front Line.

Ticketmaster Entertainment believes it has adequate cash and cash equivalents and it will generate sufficient cash from operations to pay down a portion of its debt, if required, in order to maintain compliance with all financial covenants through December 31, 2009. Ticketmaster Entertainment may, from time to time, engage in open market purchases of the Ticketmaster Entertainment Senior Notes.

In the event that the Merger is consummated, Ticketmaster Entertainment expects that its cost of capital related to its bank financing will increase as a result of obtaining the necessary amendment to its senior secured credit facilities required for the Merger.

On May 12, 2009, Ticketmaster Entertainment entered into an amendment to the Ticketmaster Entertainment credit facility. The following discussion summarizes material provisions of the amendment to the Ticketmaster Entertainment credit facility, a copy of which is included as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the amendment to the Ticketmaster Entertainment credit facility and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the amendment to the Ticketmaster Entertainment credit facility.

The amendment effects certain changes to the Ticketmaster Entertainment credit facility, which would become effective only upon Ticketmaster Entertainment notifying the administrative agent under the Ticketmaster Entertainment credit facility that the Merger will be completed pursuant to the terms of the Merger Agreement within one business day and the payment to each lender that has consented to the amendment of a consent fee equal to 0.50% of the sum of the principal amount of the term loans outstanding to such lender as of May 12, 2009 and the full amount of such lender’s revolving commitment as of May 12, 2009. The amendment, once these conditions are satisfied, would, among other things, permit the Ticketmaster Entertainment credit facility to remain outstanding following the Merger, increase the interest spreads under each of the Term Loan A, Term Loan B and revolving credit facility by 1.25%, institute a LIBOR floor of 2.50% for the Ticketmaster Entertainment credit facility (for a description of interest rates payable under the Ticketmaster Entertainment credit facility following the effectiveness of the amendment, see “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to Unaudited Pro Forma Condensed Combined Financial Statements—Note 2: Pro Forma Adjustments—footnote (u)” beginning on page 332), condition each borrowing under the revolving credit facility and certain other debt incurrences on Ticketmaster Entertainment having a pro forma consolidated total leverage ratio of no more than 3.50 to 1.00, create restrictions on Ticketmaster Entertainment and its subsidiaries transferring assets to Live Nation or Live Nation’s other subsidiaries in certain circumstances and would effect certain other changes to facilitate the integration of Ticketmaster Entertainment and its subsidiaries with Live Nation and its subsidiaries following consummation of the Merger.

Under the amendment to the Ticketmaster Entertainment credit facility, if the Merger has not been consummated by February 10, 2010, or, if such date is extended by either Live Nation or Ticketmaster Entertainment as permitted under the terms of the Merger Agreement, by May 10, 2010, such date, as it may be extended, being referred to as the end date (see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 129), Ticketmaster Entertainment would be required to pay half of the consent fees described in the immediately preceding paragraph and agree to an immediate increase in the interest spreads under the Ticketmaster Entertainment credit agreement of 0.625% in order for the changes to the Ticketmaster Entertainment credit facility to become effective in connection with the subsequent Merger. Thereafter, if the Merger has not been consummated within three months after the end date, Ticketmaster Entertainment would be required to pay the balance of the consent fees described above and agree to an immediate increase in the interest spreads under the Ticketmaster Entertainment credit facility of the remaining 0.625% (for a total of 1.25%), in order for the changes to the Ticketmaster Entertainment credit facility to become effective in connection with the subsequent Merger.

Contractual Obligations and Commercial Commitments

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Long term debt obligations(a)	$1,302,384	$69,337	$151,503	$340,791	$740,753
Capital lease obligations	2,738	1,848	890	—	—
Purchase obligations(b)	110,346	33,400	48,645	16,125	12,176
Estimated earn-outs related to prior acquisitions(c)	8,000	1,500	6,500	—	—
Operating leases	107,322	25,507	36,893	20,823	24,099

Total contractual cash obligations(d)	$1,530,790	$131,592	$244,431	$377,739	$777,028

(a)	Long term debt obligations represent future principal and interest payments related to the Ticketmaster Entertainment Senior Notes through maturity in 2016 and borrowings under the senior secured credit facility through maturity in 2016. The future interest payments related to Ticketmaster Entertainment’s existing debt obligations are based on fixed and variable interest rates specified in the associated debt agreements.

(b)	The purchase obligations primarily arise from sports sponsorship agreements intended to promote Ticketmaster Entertainment’s ticket resale services.

(c)	Ticketmaster Entertainment has certain contingent obligations related to prior acquisitions made by Front Line. As of December 31, 2008, contingent consideration of $8.0 million represents commitments not yet accrued for in the accompanying Consolidated Balance Sheets or paid, that remain subject to payout following the achievement of future performance targets. Such contingent payouts may be payable over the next two years.

(d)	Amounts exclude redemption value of convertible preferred stock granted to The Azoff Family Trust. See Note 11—Temporary Equity and Equity of the Notes to Ticketmaster Entertainment’s Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus for discussion.

At December 31, 2008, Ticketmaster Entertainment had gross unrecognized tax benefits of approximately $1.7 million, all of which, if recognized, would have an impact on Ticketmaster Entertainment’s effective tax rate.

The above table does not include potential redemption amounts due to noncontrolling interests of $1.3 million in the year ended December 31, 2009, $38.9 million in the year ended December 31, 2011, $3.2 million in the year ended December 31, 2012, $31.2 million in the year ended December 31, 2013, $0.4 million in the year ended December 31, 2015 and $7.8 million contingent upon the occurrence of other events.

Ticketmaster Entertainment also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, such as under letters of credit extended or under guarantees of debt, as follows (in thousands):

	Amount of Commitment Expiration Per Period
Other Commercial Commitments*	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Guarantees, surety bonds and letters of credit	$5,603	$1,743	$3,460	$400	$—

*	Commercial commitments are funding commitments that could potentially require performance in the event of demands by third parties or contingent events, such as under letters of credit, surety bonds or under guarantees of debt.

Off-Balance Sheet Arrangements

Other than the contractual obligations and other commercial commitments described above, Ticketmaster Entertainment does not have any off-balance sheet arrangements as of December 31, 2008.

Seasonality

Ticketmaster Entertainment’s ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon scheduling by its clients. Generally, the second and third quarters of the year experience the highest domestic ticketing revenue, earned primarily in the concert and sports categories. Generally, international revenues are the highest revenues in the fourth quarter of the year, earned primarily in the concert category.

Critical Accounting Policies and Estimates

Certain of Ticketmaster Entertainment’s significant accounting policies are summarized below. Also refer to Note 2—Summary of Significant Accounting Policies of the Notes to Ticketmaster Entertainment’s Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus.

Ticketmaster Entertainment’s management is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include: the recoverability of contract advances; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of income taxes payable and deferred income taxes, including related valuation allowances; and assumptions related to the determination of stock-based compensation.

Recent Accounting Pronouncements

Refer to Note 2—Summary of Significant Accounting Policies of the Notes to the Ticketmaster Entertainment’s Consolidated Financial Statements for a description of recent accounting pronouncements included elsewhere in this joint proxy statement/prospectus. In addition, refer to Note 2—Summary of Recent Accounting Standards of the Notes to Ticketmaster Entertainment’s Unaudited Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus.

Revenue Recognition

Ticketmaster Entertainment evaluates the recognition of revenue based on the criteria set forth in Staff Accounting Bulletin (which is referred to as SAB) No. 101, Revenue Recognition in Financial Statements, as revised by SAB No. 104, Revenue Recognition. Ticketmaster Entertainment recognizes revenue when it is realized or realizable and earned. Ticketmaster Entertainment considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments, including the evaluation of multiple element arrangements that can have an effect on the timing and amount of revenue Ticketmaster Entertainment reports.

Gross versus Net Revenue Recognition

Ticketmaster Entertainment reports revenue on a gross or net basis based on management’s assessment of whether it acts as a principal or agent in the transaction. To the extent Ticketmaster Entertainment acts as the principal in a transaction, revenues are reported on a gross basis. In concluding whether or not Ticketmaster Entertainment acts as a principal or an agent, the guidance set forth by the Emerging Issues Task Force No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent is followed. The determination of whether Ticketmaster Entertainment acts as a principal or an agent in a transaction is based on an evaluation of whether it has the substantial risks and rewards of ownership under the terms of an arrangement.

Ticketing

Revenue, which primarily consists of convenience and order processing fees from ticketing operations, is recognized as tickets are sold, and is recorded on a net basis (net of the face value of the ticket) as Ticketmaster Entertainment acts as an agent in these transactions. Interest income is earned on funds that are collected from ticket purchasers and invested until remittance to the applicable clients. As the process of collecting, holding and remitting these funds is a critical component of providing service to these clients, the interest earned on these funds is included in revenue. For the years ended December 31, 2008, 2007 and 2006, $16.2 million, $18.7 million and $15.3 million, respectively, of interest income is included in revenue. Sales taxes collected are not included in revenue.

Artist Services

Front Line secures work for the clients it represents, for which it receives a commission. Generally, commissions are payable by clients upon their receipt of payments for performance of services or upon the delivery or use of materials which they created. Revenue is recognized in the month of the artist event. Contingent commissions, such as those based on profits or gross receipts, are recorded upon determination of the amounts. Revenue is not recognized before persuasive evidence of an arrangement exists, services have been rendered, the amount to be received is fixed or determinable, and collectability is reasonably assured.

Front Line also earns revenue from the sales of entertainment packages to consumers in connection with live performances. Entertainment packages are sold and cash is received from consumers in advance of the event. Revenue and related expenses incurred are deferred until the event occurs. In addition, Front Line sells merchandise associated with musical artists at live musical performances, to retailers, and directly to consumers via a website. For retail and Internet sales, revenue is recognized upon shipment of the merchandise. Touring revenue, including the sale of merchandise, is recognized in the month of the event.

Accounts Receivable

Accounts receivable, client accounts are due principally from ticketing outlets and credit card processors and represent the face value of tickets sold plus convenience and order processing fees, generally net of outlet commissions.

Accounts receivable, trade includes amounts relating to artist management, merchandising, advertising, and software licensing sales and are stated at amounts due, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Ticketmaster Entertainment determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, Ticketmaster Entertainment’s previous loss history, the specific customer’s current ability to pay its obligation to Ticketmaster Entertainment and the condition of the general economy and the customer’s industry. Ticketmaster Entertainment writes off accounts receivable when they become uncollectible.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess purchase price of an acquired entity over the fair value of the net tangible and intangible assets acquired. Indefinite-lived intangible assets acquired in business combination are initially recorded at management’s estimate of their fair values. Ticketmaster Entertainment accounts for goodwill and indefinite-lived intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which is referred to as SFAS No. 142, which among other things, addresses, financial accounting and reporting requirements for acquired goodwill and indefinite-lived intangible assets. SFAS No. 142 prohibits the amortization of goodwill and requires Ticketmaster Entertainment to test goodwill and indefinite-lived intangible assets for impairment at least annually at the reporting unit level.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, Ticketmaster Entertainment determines the fair value of a reporting unit using the income approach which measures the value of an asset or equity interest in a business by analyzing the present worth of the economic benefits utilizing a discounted cash flow (which is referred to as a DCF) analysis. In addition, when a DCF analysis is used as the primary method for determining fair value, Ticketmaster Entertainment assesses the reasonableness of its determined fair values by reference to Ticketmaster Entertainment’s market capitalization which is determined by taking a representative average of the stock closing price immediately prior to the testing date multiplied by the number of shares outstanding.

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not required. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In accordance with SFAS No. 142, Ticketmaster Entertainment tests goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Impairment of goodwill and other intangible assets

Ticketmaster Entertainment assesses goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with SFAS No. 142. Events or circumstances which could trigger impairment review include, but are not limited to, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of Ticketmaster Entertainment’s use of the acquired assets or the strategy for the acquired business or Ticketmaster Entertainment’s overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

Ticketmaster Entertainment performs its annual assessment for impairment of goodwill and indefinite-lived intangible assets annually on October 1.

Goodwill

The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value of the applicable reporting units. Reporting units are defined as operating segments or one level below an operating segment when that component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Ticketmaster Entertainment has identified two reporting units in the Ticketing segment (ticketing and Echo Music) and three reporting units in the Artist Services segment (artist management, VIP ticketing and merchandising). Ticketmaster Entertainment did not perform impairment tests for the reporting units in the Artist Services segment given the proximity of the controlling interest acquisition to the impairment testing date. In addition, the fair values determined as part of the step-up purchase accounting indicated no impairment of historical goodwill.

In performing the first step, Ticketmaster Entertainment determines the fair value of a reporting unit using the income approach which measures the value of an asset or equity interest in a business by analyzing the present worth of the economic benefits utilizing a DCF analysis. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses were based on Ticketmaster Entertainment’s most recent budgets and business plans and various growth rates have been assumed for years beyond the current business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. The discount rate utilized by Ticketmaster Entertainment reflected a weighted average cost of capital for a market participant. The calculation utilized seven years of projected cash flows with forecasted sales growths ranging from -5.7% to 12.5% with a terminal growth rate of 3%. The discount rates utilized in the DCF analyses for the step one tests were 12% with a 9% rate for the terminal value.

In addition, when a DCF analysis is used as the primary method for determining fair value, Ticketmaster Entertainment assesses the reasonableness of its determined fair values by reference to its market capitalization which is determined by taking a representative average of the stock closing prices immediately prior to the testing date multiplied by the number of shares outstanding plus a reasonable control premium. Ticketmaster Entertainment also considered the market approach, which evaluates market transactions involving similarly situated companies, however this approach was not considered meaningful in the final evaluation because of the lack of comparability between the reporting unit and guideline public companies.

The results of this step one process indicated that there was a potential impairment of goodwill as the book values exceeded their respective estimated fair values. As a result, the second step of the goodwill impairment test was performed. Step two of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

As a result of Ticketmaster Entertainment’s annual impairment test, it recorded a non-cash charge of $1.1 billion in the fourth quarter of 2008 in the ticketing and Echo Music reporting units. An increase of 100 basis points in the discount rate for the ticketing reporting unit would have resulted in an additional impairment charge of $126.3 million, and a decrease of 100 basis points in the discount rate for the ticketing reporting unit would have resulted in a $158.3 million reduction in the impairment charge. A 100 basis point increase in the terminal growth rate would have resulted in a $86.3 million reduction in the impairment charge and a 100 basis point decrease in the terminal growth rate would have resulted in a $69.0 million increase in the impairment charge. Ticketmaster Entertainment believes the assumptions and rates used in its impairment assessment are reasonable, but they involve management judgments, and variations in any assumptions could result in a materially different calculation of the impairment amount. There was no impairment recorded for the years ended December 31, 2007 and 2006.

Continued significant declines in Ticketmaster Entertainment’s stock price from the testing date to December 31, 2008, and global economic conditions combined with lower than expected fourth quarter ticketing results caused management to conclude that a triggering event under SFAS No. 142 had occurred during the fourth quarter of 2008. Ticketmaster Entertainment’s stock price experienced a decline of over 40% since the October 1 assessment.

Ticketmaster Entertainment performed another test of the ticketing reporting unit as of December 31, 2008. Ticketmaster Entertainment updated its DCF analysis for the ticketing reporting unit and increased the discount rate from 12% to 15.5% based on increased risk due to current economic volatility experienced during the fourth quarter of 2008. The fair value utilizing the DCF model was reasonable when compared to the market capitalization at the end of the year plus a reasonable control premium. Because the fair value of the assets exceeded the carrying value, there was no indication of further impairment, and a step two test under SFAS No. 142 was not required.

Long-Lived Assets and Intangible Assets with Definite Lives

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Events or circumstances that may indicate that an asset is impaired include, but are not limited to, significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future operating results, a change in the extent or manner in which an asset is used, shifts in technology, loss of key personnel, significant negative industry or economic trends, changes in Ticketmaster Entertainment’s operating model or strategy, and competitive forces. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is recorded either on a straight-line basis or an accelerated basis over their estimated lives.

In connection with its annual assessment in 2008, Ticketmaster Entertainment identified and recorded an impairment charge of $0.6 million for the write-off of a covenant not to compete related to Ticketmaster Entertainment’s operations in Germany. The intangible asset impairment charge is included in the amortization of intangible assets in the accompanying Consolidated Statements of Operations. There was no definite-lived intangible asset impairment recorded for the years ended December 31, 2007 and 2006.

Long-Term Investments

Ticketmaster Entertainment applies the provisions of Accounting Principles Board No. 18, The Equity Method of Accounting for Investments in Common Stock for accounting for its investments in common stock. Investments in which Ticketmaster Entertainment has the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the equity method. Investments in which Ticketmaster Entertainment does not have the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the cost method. Ticketmaster Entertainment evaluates each equity and cost method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. If Ticketmaster Entertainment has not identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost investment, then the fair value of such cost method investment is not estimated, as it is impracticable to do so.

Contract Advances

Contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to Ticketmaster Entertainment’s clients pursuant to ticketing agreements that provide for the client’s participation in the convenience charges and/or order processing fees. Recoupable contract advances are generally recoupable against future royalties earned by the clients based on the contract terms over the life of the contract (generally 3 to 7 years). Non-recoupable contract advances are fixed additional incentives which are normally amortized over the life of the contract on a straight-line basis (generally 3 to 7 years). Recoupment of contract advances and amortization of non-recoupable contract advances are included in cost of sales in the accompanying Consolidated Statements of Operations.

Accounts Payable, Client Accounts

Accounts payable, client accounts consists of contractual amounts due to clients for tickets sold on behalf of the organizations that sponsor events and ticketing royalties, which arise from the client’s share of convenience and order processing charges.

Deferred Revenue

Deferred revenue primarily consists of unredeemed gift cards issued by Ticketmaster Entertainment. Upon the purchase of a gift card, deferred revenue is established for the cash value of the gift card. Deferred revenue is relieved and net revenue is recorded upon redemption by the customer or the expiration of the gift card, if applicable. Over time, some portion of the gift cards issued without expiration dates are not redeemed. This amount is recorded as revenue when it can be determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions. Ticketmaster Entertainment determines the probability of the gift cards being redeemed to be remote based on historical gift card redemption patterns. Income from gift card revenue, net of any amounts subject to escheat laws, is included in revenue in the accompanying Ticketmaster Entertainment’s Consolidated Statements of Operations.

Income Taxes

Ticketmaster Entertainment accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. Ticketmaster Entertainment records interest on potential tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

Effective January 1, 2007, Ticketmaster Entertainment adopted the provisions of FIN 48. As a result of the adoption of FIN 48, Ticketmaster Entertainment recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period, net of shares subject to repurchase rights, and excludes any dilutive effects of options or warrants, restricted stock, restricted stock units, and convertible securities, if any. Diluted net income (loss) per share is computed using the weighted-average number of common stock and common stock equivalent shares outstanding (including the effect of restricted stock) during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Ticketmaster Entertainment’s Principles of Financial Reporting

Ticketmaster Entertainment reports Adjusted EBITDA as a supplemental measure to GAAP. This measure is one of the primary metrics by which Ticketmaster Entertainment evaluates the performance of its segments and businesses, on which its internal budgets are based and by which management is compensated. Ticketmaster Entertainment believes that investors should have access to the same set of tools that it uses in analyzing its results. This supplemental measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Ticketmaster Entertainment provides and encourages investors to examine the reconciling adjustments between the GAAP and supplemental measure, which are discussed below.

Definition of Ticketmaster Entertainment’s Supplemental Measure

Adjusted EBITDA, is defined as operating income excluding, if applicable: (1) depreciation expense, (2) non-cash compensation expense, (3) amortization and impairment of intangibles, (4) goodwill and other impairments, (5) pro forma adjustments for significant acquisitions, fair value adjustments to contingent consideration and executive compensation expense associated with significant transactions or the Merger with Live Nation, and (6) one-time items. Ticketmaster Entertainment believes this measure is useful to investors because it represents the operating results from Ticketmaster Entertainment businesses excluding the effects of non-cash expenses. The Adjusted EBITDA metric was named Adjusted Operating Income in Ticketmaster Entertainment’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008. Adjusted EBITDA has certain limitations in that it does not take into account the impact to Ticketmaster Entertainment’s statement of operations of certain expenses, including acquisition-related accounting. Ticketmaster Entertainment endeavors to compensate for the limitations of the supplemental measure presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the supplemental measure.

Pro Forma Results

Ticketmaster Entertainment will only present Adjusted EBITDA on a pro forma basis if a particular transaction is significant within the meaning of Rule 11-01 of Regulation S-X or if it views a transaction as so significant in nature that disclosure of pro forma financial information would be material to investors. For the periods presented in this report, there are no transactions that Ticketmaster Entertainment has included on a pro forma basis.

One-Time Items

Adjusted EBITDA is presented before one-time items, if applicable. These items are truly one-time in nature and nonrecurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. For the periods presented in this report, there are no one-time items.

Non-Cash Expenses That Are Excluded From Ticketmaster Entertainment’s Supplemental Measure

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and Ticketmaster Entertainment will include the related shares in its future calculations of fully diluted shares outstanding. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options, the awards will be settled, at Ticketmaster Entertainment’s discretion, on a net basis, with Ticketmaster Entertainment remitting the required tax withholding amount from its current funds.

Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as purchase and distribution agreements, are valued and amortized over their estimated lives. While it is likely that Ticketmaster Entertainment will have significant intangible amortization expense as it continues to acquire companies, Ticketmaster Entertainment believes that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Reconciliation of Adjusted EBITDA

For a reconciliation of Adjusted EBITDA to net income attributable to Ticketmaster Entertainment for the three and six months ended June 30, 2009 and 2008 see Note 3—Segment Information of the Notes to Ticketmaster Entertainment’s Unaudited Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus. For a reconciliation of Adjusted Operating Income to net income attributable to Ticketmaster Entertainment for the years ended December 31, 2008, 2007 and 2006, see Note 7—Segment Information of the Notes to Ticketmaster Entertainment’s Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus.

TICKETMASTER ENTERTAINMENT STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of October 28, 2009, information relating to the beneficial ownership of Ticketmaster Entertainment common stock and Ticketmaster Entertainment Series A preferred stock, by (i) each person known by Ticketmaster Entertainment to own beneficially more than 5% of the outstanding shares of Ticketmaster Entertainment common stock and/or Ticketmaster Entertainment Series A preferred stock, (ii) each current director and director nominee, (iii) each of the Chief Executive Officer, Chief Financial Officer and three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) who served in such capacities as of December 31, 2008 and (iv) all executive officers and directors of Ticketmaster Entertainment as a group. The number and percentage of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of October 28, 2009, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

The percentage of votes for all classes of capital stock is based on one vote for each share of Ticketmaster Entertainment common stock and one vote for each share of Ticketmaster Entertainment Series A preferred stock. The percentages of beneficial ownership are based on 57,380,782 shares of Ticketmaster Entertainment common stock and 1,750,000 shares of Ticketmaster Entertainment Series A preferred stock outstanding as of October 28, 2009. Unless otherwise indicated, the beneficial owners listed below may be contacted at Ticketmaster Entertainment’s corporate headquarters located at 8800 West Sunset Blvd., West Hollywood, California 90069.

	Ticketmaster Entertainment Common Stock		Ticketmaster Entertainment Series A Preferred Stock		Percent of Votes
Name and Address of Beneficial Owner	Shares	%	Shares	%	% (All Classes)
Liberty Media Corporation (1) 12300 Liberty Boulevard Englewood, Colorado 80112	16,643,957	29.0	—	—	28.2

Prudential Financial, Inc. (2) 751 Broad Street Newark, New Jersey 07102-3777	4,725,770	8.2	—	—	8.0

Jennison Associates LLC (3) 466 Lexington Avenue New York, New York 10017	4,634,751	8.1	—	—	7.8

Greenlight Capital, LLC (4) 140 East 45th Street, 24th Floor New York, New York 10017	2,953,100	5.2	—	—	5.0

Barry Diller	1,719,872	3.0	—	—	2.9

Irving Azoff (5)	1,500,000	2.6	1,750,000	100	5.5

Terry R. Barnes (6)	42,842	*	—	—	*

Mark Carleton	—	—	—	—	—

Brian Deevy	4,073	*	—	—	*

Jonathan L. Dolgen (7)	5,863	*	—	—	*

Diane Irvine	4,073	*	—	—	*

Craig A. Jacobson	—	—	—	—	—

Michael Leitner	4,073	*	—	—	*

Victor A. Kaufman (8)	209,496	*	—	—	*

Jonathan F. Miller	4,073	*	—	—	*

Brian Regan (9)	32,568	*	—	—	*

Eric Korman (10)	23,583	*	—	—	*

Chris Riley (11)	4,712	*	—	—	*

All current directors and executive officers as a group (14 persons)	3,555,228	6.2	1,750,000	100	9.0

*	The percentage of shares beneficially owned does not exceed 1% of the class.

(1)	As indicated in an initial filing made with the SEC pursuant to Section 13(d) of the Exchange Act on August 29, 2008, with subsequent amendment on February 25, 2009.

(2)	As indicated in a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on February 6, 2009.

(3)	As indicated in a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on February 17, 2009.

(4)	As indicated in a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on March 23, 2009.

(5)	Amount shown consists of (i) 1,000,000 shares of Ticketmaster Entertainment restricted common stock owned, and (ii) 500,000 options exercisable within 60 days of October 28, 2009.

(6)	Amount shown consists of (i) 10,614 shares of Ticketmaster Entertainment common stock held in trust with Mr. Barnes’ spouse, (ii) 42 shares of Ticketmaster Entertainment common stock held in an IRA account maintained by Mr. Barnes’ spouse, (iii) 500 shares of Ticketmaster Entertainment common stock held by Mr. Barnes son, who shares his household and (iv) 31,686 options that were exercisable as of October 28, 2009. Mr. Barnes disclaims beneficial ownership of the shares of Ticketmaster Entertainment common stock described in (ii) and (iii) above.

(7)	Includes 93 shares of Ticketmaster Entertainment common stock held by a charitable foundation with which Mr. Dolgen is affiliated. Mr. Dolgen disclaims beneficial ownership of these shares of Ticketmaster Entertainment common stock.

(8)	Amount shown consists of (i) 23,003 shares of Ticketmaster Entertainment common stock owned, and (ii) 186,493 options that were exercisable as of October 28, 2009.

(9)	Amount shown consists of (i) 2,069 shares of Ticketmaster Entertainment common stock owned, and (ii) 30,499 options that were exercisable as of October 28, 2009.

(10)	Amount shown consists of (i) 3,251 shares of Ticketmaster Entertainment common stock owned, and (ii) 20,332 options that were exercisable as of October 28, 2009.

(11)	Amount shown consists of (i) 299 shares of Ticketmaster Entertainment common stock owned, and (ii) 4,413 options that were exercisable as of October 28, 2009.

TICKETMASTER ENTERTAINMENT EXECUTIVE COMPENSATION

Report of the Compensation and Human Resources Committee of the Ticketmaster Entertainment Board of Directors

The Compensation and Human Resources Committee of the Ticketmaster Entertainment board of directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Securities Act, and discussed it with Ticketmaster Entertainment management. In reliance on its review and the discussions referred to above, the Compensation and Human Resources Committee recommended to the Ticketmaster Entertainment board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

Members of the Compensation and Human Resources Committee of the Ticketmaster Entertainment Board of Directors

Jonathan L. Dolgen (Chair)

Craig A. Jacobson

Jonathan F. Miller

Compensation Committee Interlocks and Insider Participation

Jonathan L. Dolgen and Jonathan F. Miller served as members of the Compensation and Human Resources Committee of the Ticketmaster Entertainment board of directors during 2008, none of whom has ever been an officer or employee of Ticketmaster Entertainment.

During 2008, no executive officer of Ticketmaster Entertainment served as a member of the compensation committee or as a director of another entity that had an executive officer who served on the compensation committee of Ticketmaster Entertainment.

During 2008, no executive officer of Ticketmaster Entertainment served as a member of the compensation committee of another entity that had an executive officer who served as a director of Ticketmaster Entertainment.

Compensation Discussion and Analysis

Roles and Responsibilities

This Compensation Discussion and Analysis describes Ticketmaster Entertainment’s executive compensation program as it relates to the following “named executive officers”:

Irving L. Azoff	Chief Executive Officer, Ticketmaster Entertainment
Terry R. Barnes	Chairman, Ticketmaster
Sean P. Moriarty*	President, Ticketmaster Entertainment & Chief Executive Officer, Ticketmaster
Eric Korman	Executive Vice President, Ticketmaster Entertainment & President, Ticketmaster
Brian Regan	Executive Vice President & Chief Financial Officer, Ticketmaster Entertainment
Chris Riley	Senior Vice President & Acting General Counsel, Ticketmaster Entertainment

*	Mr. Moriarty resigned from his employment with Ticketmaster Entertainment in March 2009.

The Ticketmaster Entertainment board of directors has a Compensation and Human Resources Committee that has primary responsibility for establishing the compensation of Ticketmaster Entertainment’s named executive officers.

The Compensation and Human Resources Committee is appointed by the Ticketmaster Entertainment board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) and

“non-employee” directors for purposes of Rule 16b-3 of the Exchange Act. The Compensation and Human Resources Committee currently consists of Messrs. Dolgen, Jacobson and Miller. The Compensation and Human Resources Committee is responsible for (i) administering and overseeing Ticketmaster Entertainment’s executive compensation program, including matters related to salary, bonus plans and stock compensation plans and (ii) approving all grants of equity awards (although compensation paid by Front Line, and equity awards with respect to Front Line common stock, must also be approved by the Front Line board of directors). Mr. Dolgen is the Chairman of the Compensation and Human Resources Committee.

Prior to the Ticketmaster Entertainment spin-off, IAC determined the compensation of Ticketmaster Entertainment’s executive officers, with IAC’s General Counsel having primary responsibility for making recommendations with respect to compensation of Ticketmaster Entertainment’s executive officers. During this time, IAC’s Chairman and Chief Executive Officer and, where appropriate, the Compensation and Human Resources Committee of IAC’s board of directors, which is referred to as the IAC Compensation and Human Resources Committee, approved all material decisions with respect to compensation of Ticketmaster Entertainment’s named executive officers (including approval of all IAC equity awards). From and after August 20, 2008 (the date of the Ticketmaster Entertainment spin-off), the Compensation and Human Resources Committee has been responsible for approving the compensation of Ticketmaster Entertainment’s named executive officers.

Ticketmaster Entertainment management, including the head of Ticketmaster Entertainment’s Human Resources department, participates in reviewing and refining Ticketmaster Entertainment’s executive compensation program. Now that Ticketmaster Entertainment is an independent public company, Mr. Azoff, Ticketmaster Entertainment’s Chief Executive Officer, reviews the performance of Ticketmaster Entertainment and each named executive officer with the Compensation and Human Resources Committee and makes recommendations with respect to the appropriate base salary, annual cash bonus and grants of long-term equity incentive awards for each named executive officer (other than Mr. Azoff). Based in part on these recommendations and other considerations described below, the Compensation and Human Resources Committee reviews and approves the annual compensation package of each named executive officer. The Compensation and Human Resources Committee utilizes tally sheets for each named executive officer when reviewing and approving each named executive officer’s annual compensation package.

Ticketmaster Entertainment’s management has recently engaged Mercer Human Resources Consulting, which is referred to as Mercer, as an independent outside compensation consultant to advise the Compensation and Human Resources Committee in connection with compensation matters. During 2008, neither Ticketmaster Entertainment management nor the Compensation and Human Resources Committee engaged any compensation consultants. Ticketmaster Entertainment did, however, review survey data from the Radford Executive Survey, Radford International Survey and the Croner Executive Compensation Survey in connection with compensation decisions with respect to fiscal 2008.

While Ticketmaster Entertainment considers compensation data in establishing broad compensation programs and practices, Ticketmaster Entertainment does not specifically benchmark the compensation associated with particular executive positions, or definitively rely on competitive survey data in establishing executive compensation. Ticketmaster Entertainment makes decisions based on a host of factors particular to a given executive’s situation, including its firsthand experience with the competition for recruiting executives and its understanding of the current environment, and believes that over-reliance on survey data, or a benchmarking approach, is too rigid and stale for the dynamic and fast changing marketplace for talent from which Ticketmaster Entertainment draws to fill its executive ranks.

Prior to 2009, Ticketmaster Entertainment did not establish a peer group for purposes of considering executive compensation recommendations and determinations. For fiscal year 2009, management reviewed with the Compensation and Human Resources Committee companies proposed by Mercer as peer companies for purposes of providing context for certain recommendations and determinations with respect to executive compensation matters and accepted the list of companies proposed by Mercer. The companies comprising management’s recommended compensation peer group for 2009 were:

Live Nation	Electronic Arts, Inc.
Warner Music Group Corp.	Expedia, Inc.
priceline.com, Inc.	Take-Two Interactive Software, Inc.
IAC	Netflix, Inc.
1-800-FLOWERS.COM, Inc.	Orbitz Worldwide, Inc.
Overstock.com, Inc.

The Compensation and Human Resources Committee agreed with management’s recommendations. Management and the Compensation and Human Resources Committee will review the compensation peer group on an ongoing basis to ensure that the peer group emphasizes businesses with which Ticketmaster Entertainment competes for talent at both the executive and employee levels.

Philosophy and Objectives

Ticketmaster Entertainment’s executive compensation program is designed to attract, motivate and retain highly skilled executives with the business experience and acumen that management and the Compensation and Human Resources Committee believe are necessary for achievement of Ticketmaster Entertainment’s long-term business objectives. In addition, the executive compensation program is designed to reward short-and long-term performance and to align the financial interests of Ticketmaster Entertainment’s named executive officers with the interests of Ticketmaster Entertainment’s stockholders.

When establishing the compensation package for a given executive, Ticketmaster Entertainment has followed a flexible approach, and has made decisions based on a number of factors particular to the executive’s situation, including its first hand experience with the competitive market in recruiting and retaining executives, negotiation and discussions with the relevant individual, competitive survey data, internal equity considerations and other factors Ticketmaster Entertainment deems relevant at the time.

Ticketmaster Entertainment has not followed an arithmetic approach to establishing compensation levels and measuring and rewarding performance, as Ticketmaster Entertainment believes this type of approach often fails to adequately take into account the multiple factors that contribute to success at the individual and business level. In any given period, Ticketmaster Entertainment may have multiple objectives, and these objectives, and their relative importance, often change as the competitive and strategic landscape shifts, even within a given compensation cycle. As a result, formulaic approaches often over-compensate or under-compensate a given performance level. Accordingly, Ticketmaster Entertainment has avoided the use of strict formulas in its compensation practices and has relied primarily on a discretionary approach.

Compensation Elements

Ticketmaster Entertainment’s compensation packages for named executive officers primarily consist of salary, annual bonuses, long-term incentives (typically equity awards), perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, Ticketmaster Entertainment typically reviews the total compensation of each executive, evaluating the executive’s total near and long-term compensation in the aggregate. Ticketmaster Entertainment determines which element or combinations of compensation elements (salary, bonus or equity) can be used most effectively to further its compensation objectives. However, all such decisions are subjective, and made on the basis of the particular facts and circumstances without any prescribed relationship between the various elements of the total compensation package.

Base Salary

General. Ticketmaster Entertainment pays base salary in order to compensate its named executive officers for expected day-to-day performance commensurate with their individual roles and responsibilities. Base salary is typically determined upon hire, upon promotion, at the expiration and subsequent renewal of an executive’s employment agreement, and at other times as appropriate.

Prior to the Ticketmaster Entertainment spin-off, IAC established the base salaries of Ticketmaster Entertainment’s named executive officers, many of whom were party to individual employment agreements. From and after the Ticketmaster Entertainment spin-off, the Compensation and Human Resources Committee is responsible for establishing base salary levels of the named executive officers, subject to the terms of any pre-existing contractual arrangements. In determining base salaries for each named executive officer, the Compensation and Human Resources Committee takes into account various factors, including:

•	the executive’s role and responsibilities;

•	the executive’s performance;

•	the executive’s prior experience and compensation history;

•	the executive’s total compensation relative to competitive market data, when available;

•	the terms of the executive’s employment agreement, if any; and

•

with respect to base salaries for named executive officers other than the Chief Executive Officer of Ticketmaster Entertainment and the Chairman of Ticketmaster, the recommendation of the Chief Executive Officer of Ticketmaster Entertainment and, if applicable, the Chairman of Ticketmaster.

Mr. Azoff. In October 2008, Mr. Azoff became the Chief Executive Officer of Ticketmaster Entertainment when Ticketmaster Entertainment acquired an additional, controlling interest in Front Line. Mr. Azoff was, at that time, and continues to be, the Chief Executive Officer of Front Line. Front Line pays Mr. Azoff an annual base salary of $2,000,000 pursuant to the Azoff Front Line Employment Agreement. Mr. Azoff does not receive a base salary from Ticketmaster Entertainment.

Mr. Moriarty. Mr. Moriarty entered into an employment agreement with Ticketmaster Entertainment effective August 5, 2008, providing for a base salary of $700,000. Mr. Moriarty was previously paid at an annual base rate of $500,000 during 2007 and through August 5, 2008 at which time the $700,000 salary took effect.

Mr. Barnes. During 2008, Mr. Barnes had an annual base salary of $600,000, pursuant to his arrangements with Ticketmaster Entertainment. On April 29, 2009, based on the recommendation of Mr. Azoff and in light of Mr. Barnes’ increased responsibilities as an executive of a public company, the Compensation and Human Resources Committee approved an increase in Mr. Barnes’ annual base salary, effective immediately, to $750,000.

Mr. Regan. Mr. Regan entered into an employment agreement with Ticketmaster L.L.C., effective June 9, 2008, pursuant to which he joined Ticketmaster Entertainment as Executive Vice President and Chief Financial Officer. Under the agreement, Mr. Regan received an annual base salary of $375,000 in 2008 and through July 30, 2009. Pursuant to an amendment to Mr. Regan’s employment agreement entered into on July 30, 2009, Mr. Regan’s base salary increased from $375,000 per year to $500,000 per year. The Compensation and Human Resources Committee approved the increase in base salary based on Mr. Azoff’s recommendation and based on (i) Mr. Regan’s increased responsibilities as an executive of a public company, and (ii) Mr. Regan’s additional duties in connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line and the Merger.

Mr. Korman. Pursuant to his employment agreement with Ticketmaster Entertainment, Mr. Korman received a base salary of $350,000 during 2008. On July 27, 2009, Ticketmaster Entertainment entered into a new employment agreement with Mr. Korman. The new employment agreement provides for an annual base salary in the amount of $750,000, together with a retroactive salary increase in the amount of $220,962. The Compensation and Human Resources Committee approved the foregoing terms based on Mr. Azoff’s recommendation and based on (i) Mr. Korman’s increased responsibilities as an executive of a public company, (ii) Mr. Korman’s promotion in October 2008 to President of Ticketmaster and (iii) Mr. Korman’s additional duties in connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line and the Merger.

Mr. Riley. Pursuant to his employment agreement with Ticketmaster L.L.C., Mr. Riley received a base salary of $265,000 during 2008. On August 17, 2009, Ticketmaster Entertainment and Mr. Riley entered into an amendment to Mr. Riley’s employment agreement pursuant to which Mr. Riley’s annual base salary was increased, effective as of October 28, 2008 (the date on which Mr. Riley assumed the role of Acting General Counsel), to $325,000 per year, and, effective as of August 17, 2009, to $400,000 per year. The Compensation and Human Resources Committee approved the foregoing terms based on Mr. Azoff’s recommendation and based on Mr. Riley’s assumption of the duties of General Counsel of Ticketmaster Entertainment and the increased responsibilities relating to that role.

Annual Bonuses

General. Ticketmaster Entertainment’s bonus program is designed to reward performance on an annual basis. Because of the variable nature of the bonus program, and because in any given year bonuses have the potential to make up a significant portion of an executive’s total compensation, the bonus program provides an important incentive tool to achieve Ticketmaster Entertainment’s annual objectives. Prior to the Ticketmaster Entertainment spin-off, IAC was responsible for determining annual bonuses for Ticketmaster Entertainment’s named executive officers. From and after the Ticketmaster Entertainment spin-off, the Compensation and Human Resources Committee is responsible for approving bonuses of Ticketmaster Entertainment’s named executive officers, subject to any pre-existing contractual obligations. Ticketmaster Entertainment generally pays bonuses after year-end following finalization of financial results for the prior year.

2008. On April 29, 2009, based on the recommendations of management, the Compensation and Human Resources Committee approved annual bonuses with respect to fiscal 2008 for Ticketmaster Entertainment’s named executive officers based on the factors described below:

•	general economic conditions;

•	the overall funding of the cash bonus pool;

•	Ticketmaster Entertainment performance, including year-over-year performance;

•	the executive’s individual performance;

•	contractual obligations, if any;

•	competitive market data, where available;

•

with respect to bonuses for named executive officers other than the Chief Executive Officer of Ticketmaster Entertainment and the Chairman of Ticketmaster, the recommendation of the Chief Executive Officer of Ticketmaster Entertainment and, if applicable, the Chairman of Ticketmaster; and

•

with respect to the Chief Executive Officer of Ticketmaster Entertainment, the recommendation of the Chairman of the Ticketmaster Entertainment board of directors and the Vice Chairman of the Ticketmaster Entertainment board of directors.

In light of the foregoing considerations, on April 29, 2009, the Compensation and Human Resources Committee approved management’s recommendations that Ticketmaster Entertainment award the following bonuses in respect of calendar year 2008 to Ticketmaster Entertainment’s named executive officers:

Named Executive Officer	2008 Bonus
Irving L. Azoff(1)	$1,000,000
Terry R. Barnes	$300,000
Sean P. Moriarty(2)	$350,000
Eric Korman	$300,000
Brian Regan(3)	$175,000
Chris Riley	$80,000

(1)	Pursuant to the Azoff Front Line Employment Agreement, Mr. Azoff is entitled to a guaranteed $2,000,000 annual bonus from Front Line. Mr. Azoff received this guaranteed Front Line bonus in December 2008. In light of Front Line’s exceptional performance in 2008, the Chairman of the Ticketmaster Entertainment board of directors and the Vice Chairman of the Ticketmaster Entertainment board of directors recommended that Front Line pay Mr. Azoff an additional $1,000,000 bonus in respect of calendar year 2008. The Compensation and Human Resources Committee reviewed and approved this proposal, subject to approval by the Front Line board of directors.

(2)	Mr. Moriarty terminated employment with Ticketmaster Entertainment in March 2009. The Compensation and Human Resources Committee approved the bonus for Mr. Moriarty subject to Mr. Moriarty’s execution of a release of claims against Ticketmaster Entertainment.

(3)	Pursuant to his employment agreement, Mr. Regan was entitled to a guaranteed bonus of $175,000 in respect of calendar year 2008.

2009. Based on the recommendation of management and in connection with new employment arrangements between Ticketmaster Entertainment and the individuals set forth below, on April 29, 2009, the Compensation and Human Resources Committee approved the following new annual target bonus levels:

Named Executive Officer	2009 Target Bonus Level
Terry R. Barnes	100% of Base Salary ($750,000)
Eric Korman	100% of Base Salary ($750,000)

The target bonus levels described above reflect the increased responsibilities that each of Mr. Barnes and Mr. Korman has as an executive of a public company. The target bonus levels are guidelines; the payment of actual bonuses is discretionary based on many factors, several of which are described above. The Compensation and Human Resources Committee retains the discretion to determine actual bonuses (which may be higher or lower than the targets described above), or to pay no bonuses at all.

Long-Term Incentives

General. Ticketmaster Entertainment believes that ownership shapes behavior, and that providing a meaningful portion of an executive officer’s compensation in stock aligns the executive’s interests with stockholder interests in a manner that drives better performance over time. Equity awards are generally designed to align the recipient’s compensation with the long-term performance of Ticketmaster Entertainment and to provide effective retention incentives.

Prior to the Ticketmaster Entertainment spin-off, the IAC Compensation and Human Resources Committee approved all equity grants to Ticketmaster Entertainment employees, based on:

•

recommendations by IAC management regarding the overall size of the Ticketmaster Entertainment equity pool (taking into account historical practices with respect to equity awards, its view of market compensation generally, the dilutive impact of equity grants across IAC, and other relevant factors);

•

recommendations by IAC management regarding specific equity awards to Mr. Moriarty and Mr. Barnes (based on a number of subjective factors, including past contribution, retention risk, contribution potential, and market data); and

•

recommendations by Mr. Moriarty regarding the allocation of equity awards among Ticketmaster Entertainment’s other employees (based on a number of subjective factors, including past contribution, retention risk, contribution potential, and market data).

The meeting of the IAC Compensation and Human Resources Committee at which annual equity awards were made in 2008 was scheduled months in advance and without regard to the timing of the release of earnings or other material non-public information.

From and after the Ticketmaster Entertainment spin-off, the Ticketmaster Entertainment Compensation and Human Resources Committee reviews and approves all equity awards made to Ticketmaster Entertainment employees, including the Chief Executive Officer of Ticketmaster Entertainment, the Chairman of Ticketmaster and the other named executive officers, pursuant to the terms of the Compensation and Human Resources Committee’s charter and Ticketmaster Entertainment’s 2008 Annual Stock and Incentive Plan (which is referred to as the 2008 Plan). In addition to approval by the Ticketmaster Entertainment Compensation and Human Resources Committee, equity awards with respect to the common stock of Front Line must be approved by the Front Line board of directors. The Ticketmaster Entertainment Compensation and Human Resources Committee generally expects that, in the future, it will approve annual equity awards following the finalization of financial results for the prior fiscal year.

Restricted Stock Units. Until 2008, IAC used RSUs as its exclusive equity compensation tool for Ticketmaster Entertainment’s named executive officers. Through 2006, these awards generally provided for vesting either in equal annual installments over five years (such awards are referred to as annual vesting RSUs), or on a cliff-vesting basis at the end of five years (such awards are referred to as cliff-vesting RSUs). Annual vesting RSUs were intended to provide frequent rewards and near-term retention incentives, while cliff-vesting RSUs were intended to provide a long-term retention mechanism.

In February 2007, IAC implemented a new equity instrument, “Growth Shares,” which are RSU grants that cliff vest at the end of three years in varying amounts depending upon growth in IAC’s publicly reported metric, Adjusted Earnings Per Share (with certain adjustments). These awards were introduced throughout IAC to more closely link long-term rewards with IAC’s overall performance and to provide a greater retentive effect by giving employees the opportunity to earn greater amounts through improved IAC performance. However, in connection with the Ticketmaster Entertainment spin-off, these awards were converted into three-year cliff-vesting awards at the “target” value (or 50% of the shares actually granted), and no longer will vest based on IAC’s performance.

Notwithstanding the fact that Ticketmaster Entertainment currently intends to utilize stock options as its primary equity compensation vehicle in the future (see below), management also expects to continue to award RSUs to new hires. In general, Ticketmaster Entertainment RSUs granted by Ticketmaster Entertainment will vest in equal annual installments over four years, though different vesting schedules may apply as circumstances warrant.

Stock Options. In 2008, prior to the Ticketmaster Entertainment spin-off, IAC used non-qualified stock options as its primary equity compensation tool for Ticketmaster Entertainment’s named executive officers. IAC used stock options in part because IAC believed that, following the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment’s performance would more closely correlate to the Ticketmaster Entertainment stock price than it did to IAC’s stock price prior to the Ticketmaster Entertainment spin-off and would therefore provide an effective incentive to Ticketmaster Entertainment executives when the IAC stock options converted into Ticketmaster Entertainment stock options in connection with the Ticketmaster Entertainment spin-off. Stock options granted pursuant to IAC’s compensation program generally vest in equal annual installments over four years.

For the reasons described in the immediately preceding paragraph, Ticketmaster Entertainment currently intends to continue to use stock options as its primary vehicle for equity compensation. In general, stock options approved by the Ticketmaster Entertainment Compensation and Human Resources Committee will vest in equal annual installments over four years and have a ten-year term, and will have a strike price equal to or greater than the closing price of Ticketmaster Entertainment common stock on the date of grant.

2008. In 2008, Mr. Barnes and Mr. Korman each received options with respect to 100,000 shares of IAC that vest in equal annual installments over four years, and Mr. Korman also received 16,000 RSUs with respect to IAC common stock that will cliff vest after three years. These awards were granted by IAC as a means of increasing the stakes of these two key executives prior to the Ticketmaster Entertainment spin-off. Based on

Mr. Moriarty’s recommendation, Mr. Riley received options with respect to 7,500 shares of IAC in 2008. Mr. Regan received options with respect to 150,000 shares of IAC and 20,000 RSUs with respect to IAC common stock pursuant to the terms of his employment agreement with Ticketmaster Entertainment. The IAC Compensation and Human Resources Committee approved each of the foregoing awards, and adjusted each award pursuant to the Ticketmaster Entertainment spin-off into Ticketmaster Entertainment awards having similar terms and conditions. The “Grants of Plan Based Awards” table reflects the foregoing awards in shares of Ticketmaster Entertainment, as adjusted pursuant to the Ticketmaster Entertainment spin-off.

Pursuant to the terms of his employment agreement with Ticketmaster Entertainment, following the Ticketmaster Entertainment spin-off, Mr. Moriarty received: an option with respect to 112,460 shares of Ticketmaster Entertainment with a per share exercise price of $30.90, an option with respect to 140,628 shares of Ticketmaster Entertainment with a per share exercise price of $39.81 and an option with respect to 187,623 shares of Ticketmaster Entertainment with a per share exercise price of $48.71. In addition, Mr. Moriarty received 92,421 restricted stock units of Ticketmaster Entertainment pursuant to his employment agreement. For purposes of preserving the deductibility of the compensation expense related to Mr. Moriarty’s 2008 award of Ticketmaster Entertainment RSUs, vesting of the award was made subject to the requirement that Ticketmaster Entertainment’s 2009 adjusted EBITDA exceed 2008 Adjusted EBITDA ($257.7 million). This goal has not yet been satisfied.

Before joining Ticketmaster Entertainment as its Chief Executive Officer, Mr. Azoff served as the Chief Executive Officer of Front Line, a position Mr. Azoff continues to hold today. Mr. Azoff co-founded Front Line in 2005. Prior to Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line and prior to the Ticketmaster Entertainment spin-off, Front Line granted to the Azoff Family Trust, of which Mr. Azoff is co-Trustee, 41,294.236 shares of Front Line restricted common stock. This award of Front Line restricted common stock reflects Mr. Azoff’s role as one of the founders of Front Line and the significant, ongoing value of Mr. Azoff’s entrepreneurial efforts in building the Front Line business.

Ticketmaster Entertainment acquired a controlling interest in Front Line on October 29, 2008, at which time Mr. Azoff became Chief Executive Officer of Ticketmaster Entertainment. Under the terms of his employment agreement with Ticketmaster Entertainment, Ticketmaster Entertainment granted to Mr. Azoff options with respect to 2,000,000 shares of Ticketmaster Entertainment on October 29, 2008. The options have a ten-year term, vest in equal annual installments over 4 years (on October 29, 2009, 2010, 2011 and 2012), and have an exercise price per share of $20 (218.8% of the fair market value of Ticketmaster Entertainment common stock on the date of grant). In addition, in consideration of the cancellation of 25,918.276 of the shares of Front Line restricted common stock described in the immediately preceding paragraph, Ticketmaster Entertainment granted to the Azoff Family Trust the Azoff Restricted Preferred Stock and the Azoff Restricted Common Stock, each of which grants generally cliff vests on October 29, 2013. The grants described above resulted from an arm’s length negotiation between Mr. Azoff and Ticketmaster Entertainment, pursuant to which Ticketmaster Entertainment acquired a controlling interest in Front Line (including by virtue of the cancellation of a portion of the Azoff Family Trust’s shares of Front Line restricted common stock) and Mr. Azoff became Chief Executive Officer of Ticketmaster Entertainment. The grant date value of the Azoff Restricted Preferred Stock and the Azoff Restricted Common Stock generally was intended to match the value of the shares of Front Line restricted common stock forfeited by the Azoff Family Trust. Moreover, the vesting conditions of the Azoff Restricted Preferred Stock and the Azoff Restricted Common Stock generally were intended to match the vesting conditions of the forfeited Front Line restricted common stock.

The terms of the Azoff Restricted Preferred Stock are governed by a certificate of designations. Under this certificate of designations, the Azoff Restricted Preferred Stock has a face value of $20 per share ($35 million in the aggregate) and has a 3% annual paid in kind dividend. In addition, the Azoff Restricted Preferred Stock is mandatorily redeemable by Ticketmaster Entertainment at its liquidation preference on October 29, 2013. At

Mr. Azoff’s election, the Azoff Restricted Preferred Stock is convertible at any time prior to redemption into shares of restricted common stock of Ticketmaster Entertainment based on a conversion price of $20 per share of Ticketmaster Entertainment common stock.

2009. The Ticketmaster Entertainment Compensation and Human Resources Committee approved 2009 annual equity awards on April 29, 2009. In general, when making recommendations to the Compensation and Human Resources Committee with respect to the Ticketmaster Entertainment company-wide equity grant pool, management considers the following factors:

•	dilution rates, taking into account employee turnover;

•	non-cash compensation as a percentage of Ticketmaster Entertainment’s EBITDA;

•	equity compensation utilization by peer companies; and

•	competitive compensation market data.

For specific grants to named executive officers, management’s recommendations take into account a number of factors, including the following:

•	individual performance and future potential of the executive;

•	tenure of the executive;

•	award size relative to similarly situated executives of Ticketmaster Entertainment;

•	the size and value of previous grants and the amount of outstanding, unvested equity awards; and

•	competitive compensation market data, to the extent that the available data is comparable.

The Ticketmaster Entertainment Compensation and Human Resources Committee reviews the various factors considered by management when it establishes Ticketmaster Entertainment company-wide equity grant pools and awards for individual named executive officers. In light of the foregoing factors, on April 29, 2009, the Ticketmaster Entertainment Compensation and Human Resources Committee granted options with respect to 250,000 shares of Ticketmaster Entertainment common stock to Mr. Barnes, options with respect to 300,000 shares of Ticketmaster Entertainment common stock to Mr. Korman, options with respect to 87,500 shares of Ticketmaster Entertainment common stock to Mr. Regan and options with respect to 52,500 shares of Ticketmaster Entertainment common stock to Mr. Riley. Each of the stock options described in the immediately preceding sentence (i) will vest in equal annual installments over four years, (ii) will have a per share exercise price equal to $5.33, the fair market value of a share of Ticketmaster Entertainment common stock on April 29, 2009, and (iii) will have a ten-year term. The Ticketmaster Entertainment Compensation and Human Resources Committee believes that these awards provide meaningful long-term retention and performance incentives for key members of Ticketmaster Entertainment’s management team.

Change of Control and Severance

Ticketmaster Entertainment believes that providing executives with severance and change of control protection is critical to allowing executives to fully value the forward looking elements of their compensation packages, and therefore limit retention risk during uncertain times. Accordingly, Ticketmaster Entertainment employment agreements generally provide for salary continuation in the event of certain employment terminations, and Ticketmaster Entertainment equity awards generally provide for varying degrees of accelerated vesting in the event of a change of control of Ticketmaster Entertainment. For more information on change of control and severance benefits that may become payable to Ticketmaster Entertainment’s named executive officers in certain situations, see the table and discussion under the section entitled “—Executive Compensation—Elements of Post-Termination Compensation” beginning on page 305.

Other Compensation

Under limited circumstances, certain Ticketmaster Entertainment executive officers have received non-cash and non-equity compensatory benefits. The values of these benefits are reported in a table that is part of footnote 9 to the Summary Compensation Table set forth below. The named executive officers did not participate in any deferred compensation or retirement program in 2008 other than IAC’s 401(k) plan, in the case of all of the named executive officers other than Mr. Azoff, and Front Line’s 401(k) plan, in the case of Mr. Azoff. Effective December 31, 2008, Ticketmaster Entertainment established its own 401(k) plan and transitioned the balances held by Ticketmaster Entertainment employees in IAC’s 401(k) plan to this new Ticketmaster Entertainment 401(k) plan. The named executive officers are eligible to participate in Ticketmaster Entertainment’s new 401(k) plan.

Risk Assessment

Together with management, the Compensation and Human Resources Committee has considered the impact of Ticketmaster Entertainment’s executive compensation programs on executive risk taking. Ticketmaster Entertainment’s executive compensation program is designed to reward short- and long-term performance and to align the financial interests of executive officers with the interests of Ticketmaster Entertainment’s stockholders. The mix of cash and equity awards provides an appropriate balance between short-term and long-term risk and reward decisions. Ticketmaster Entertainment equity awards vest over multi-year periods that focus executives on Ticketmaster Entertainment’s long-term interests. Annual bonuses (other than Mr. Azoff’s guaranteed bonus from Front Line) are generally subject to final approval of the Compensation and Human Resources Committee, which generally has sole discretion to reduce or eliminate a bonus for any reason, including a determination that an executive caused Ticketmaster Entertainment to take unnecessary or excessive risks. Ticketmaster Entertainment’s long-standing culture emphasizes incremental, continuous improvement and sustained stockholder value creation. Based on these and other considerations, the Compensation and Human Resources Committee has concluded that Ticketmaster Entertainment’s executive compensation programs do not incentivize executives to take unnecessary or excessive risks that could threaten the value of Ticketmaster Entertainment, and appropriately align executives’ interests with those of Ticketmaster Entertainment’s stockholders.

Tax Deductibility

Section 162(m) generally permits a tax deduction to public corporations for compensation over $1 million paid in any fiscal year to a corporation’s chief executive officer or certain other highly compensated executive officers only if the compensation qualifies as being performance-based under Section 162(m). IAC’s practice has historically been to structure Ticketmaster Entertainment’s compensation program in such a manner so that the compensation is deductible by IAC for federal income tax purposes. However, certain compensatory arrangements established prior to the Ticketmaster Entertainment spin-off that were or will be paid following the Ticketmaster Entertainment spin-off may not constitute deductible compensation for purposes of Ticketmaster Entertainment’s federal income taxes.

Ticketmaster Entertainment intends to structure its compensation policies to qualify as performance-based under Section 162(m) whenever it is reasonably possible to do so while also meeting Ticketmaster Entertainment’s compensation objectives. Nonetheless, from time to time, certain non-deductible compensation may be paid, and the Ticketmaster Entertainment board of directors and the Compensation and Human Resources Committee reserve the authority to award non-deductible compensation to named executive officers in appropriate circumstances. In addition, it is possible that some compensation paid pursuant to certain equity awards that have already been granted may be non-deductible as a result of Section 162(m).

Executive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		All Other Compensation ($)(9)	Total ($)
Irving L. Azoff Chief Executive Officer, Ticketmaster Entertainment	2008	350,684	(2)	3,000,000	(3)	2,011,013	(4)	428,176	(5)	65,621	5,855,494
Terry R. Barnes Chairman, Ticketmaster	2008 2007	600,000 600,000		300,000 375,000		39,833 959,988		229,281 —		65,536 38,239	1,234,650 1,973,227
Sean P. Moriarty(6) President, Ticketmaster Entertainment & Chief Executive Officer, Ticketmaster	2008 2007	611,538 500,000		350,000 375,000		630,983 1,241,277		139,020 —		6,900 6,300	1,738,441 2,122,577
Eric Korman Executive Vice President, Ticketmaster Entertainment & President, Ticketmaster	2008 2007	350,000 350,000		300,000 240,000		390,151 621,576		229,281 —		2,019 9,571	1,271,451 1,221,147
Brian Regan EVP & CFO, Ticketmaster Entertainment	2008	211,643	(7)	350,000	(8)	44,989		175,722		65,222	847,576
Chris Riley SVP & Acting General Counsel, Ticketmaster Entertainment	2008	265,000		80,000		13,623		17,196		6,663	382,482

(1)	Reflects the dollar amount recognized by Ticketmaster Entertainment for financial statement reporting purposes for the fiscal years ended December 31, 2008, and, where applicable, December 31, 2007, in accordance with SFAS No. 123R, for (i) RSUs and stock options awarded in and prior to 2008 under IAC’s stock and annual incentive plans that were converted into Ticketmaster Entertainment awards in connection with the Ticketmaster Entertainment spin-off; (ii) RSUs and stock options awarded by Ticketmaster Entertainment in 2008 following the Ticketmaster Entertainment spin-off; and (iii) with respect to Mr. Azoff, awards of (A) Front Line restricted common stock, (B) an option to purchase shares of Front Line common stock, (C) Azoff Restricted Common Stock and (D) Azoff Restricted Preferred Stock. These amounts do not represent the value of equity compensation awarded or realized in 2008. For further discussion of Ticketmaster Entertainment’s accounting for equity awards, see note 12 of Ticketmaster Entertainment’s audited consolidated financial statements for the fiscal year ended December 31, 2008 included in its Annual Report on Form 10-K filed with the SEC on March 31, 2009. For information regarding awards made and value realized by the named executive officers pursuant to those awards, in each case during 2008, see the Grants of Plan-Based Awards and Option Exercises and Stock Vested tables below.

(2)	Mr. Azoff joined Ticketmaster Entertainment on October 29, 2008. The salary amount for 2008 represents salary actually earned by Mr. Azoff in 2008 from and after the date he joined Ticketmaster Entertainment, based on an annual rate of $2,000,000, which was the full amount of base salary paid to him by Front Line in 2008. Mr. Azoff does not receive any additional base salary from Ticketmaster Entertainment.

(3)	Represents the guaranteed bonus paid to Mr. Azoff by Front Line under the Azoff Front Line Employment Agreement ($2,000,000) plus a discretionary bonus from Front Line ($1,000,000).

(4)

Represents (i) $1,040,339 of expense recognized by Ticketmaster Entertainment relating to the Azoff Restricted Preferred Stock, plus (ii) $733,270 of expense recognized by Ticketmaster Entertainment relating to shares of Front Line restricted common stock from October 29, 2008 (the date Ticketmaster Entertainment acquired a controlling interest in Front Line and Mr. Azoff became Chief Executive Officer of Ticketmaster Entertainment) through December 31, 2008, plus (iii) $237,403 of expense recognized by Ticketmaster Entertainment relating to the Azoff Restricted Common Stock. Each of the Azoff Restricted Preferred Stock,

the Front Line restricted common stock, and the Azoff Restricted Common Stock is held by the Azoff Family Trust. The amounts shown in respect thereof are attributed to Mr. Azoff for purposes of this Table pursuant to the rules and regulations of the SEC, as Mr. Azoff is co-Trustee of the Azoff Family Trust.

(5)	Represents (i) $349,390 of expense recognized by Ticketmaster Entertainment relating to options to purchase Ticketmaster Entertainment common stock, plus (ii) $78,786 of expense recognized by Ticketmaster Entertainment relating to options to purchase Front Line common stock from October 29, 2008 (the date Ticketmaster Entertainment acquired a controlling interest in Front Line and Mr. Azoff became Chief Executive Officer of Ticketmaster Entertainment) through December 31, 2008.

(6)	Mr. Moriarty resigned from Ticketmaster Entertainment in March 2009. Payment of the $350,000 bonus reported in the table will be subject to Mr. Moriarty’s execution and non-revocation of a release of claims against Ticketmaster Entertainment.

(7)	Mr. Regan joined Ticketmaster Entertainment in June 2008. The salary amount for 2008 represents salary actually earned by Mr. Regan in 2008 from and after the date he joined Ticketmaster Entertainment, based on an annual rate of $375,000.

(8)	Includes a signing bonus of $175,000 paid to Mr. Regan in 2008 and an annual bonus of $175,000.

(9)	See the table below for additional information on amounts of all other compensation paid to named executive officers during 2008. Pursuant to SEC rules, perquisites and personal benefits are not reported for any named executive for whom such amounts were less than $10,000 in the aggregate for the fiscal year.

	Irving L. Azoff	Terry R. Barnes	Sean P. Moriarty	Eric Korman	Brian Regan	Chris Riley
Premium for Supplemental Life, Health and Disability Insurance	—	$40,697	—	—	—	—
Relocation Expenses	—	—	—	—	$38,750	—
Tax Gross-up for Relocation Expenses	—	—	—	—	$26,296	—
401(K) Plan Company Match	—	$6,900	$6,900	$2,019	$176	$6,663
Auto Expenses	$65,621	$2,722	—	—	—	—
Other Medical Expenses	—	$9,321	—	—	—	—
Tax Gross-up for Other Medical Expenses	—	$5,896	—	—	—	—
Total All Other Compensation	$65,621	$65,536	$6,900	$2,019	$65,222	$6,663

Employment Agreements and Other Compensation Arrangements

Employment Agreements with Irving L. Azoff

Agreement with Front Line. Front Line and Mr. Azoff entered into the Azoff Front Line Employment Agreement on May 11, 2007. The agreement has a 7-year term, and provides that Mr. Azoff will serve as Chief Executive Officer of Front Line. Under the terms of the Azoff Front Line Employment Agreement, Mr. Azoff is entitled to an annual base salary of $2,000,000 and is entitled to a guaranteed annual bonus of $2,000,000 during the term of the agreement. The Azoff Front Line Employment Agreement contains customary confidentiality, non-competition, non-solicitation, cooperation and indemnification provisions.

Agreement with Ticketmaster Entertainment. In connection with Ticketmaster Entertainment’s acquisition of an additional, controlling interest in Front Line, Ticketmaster Entertainment and Mr. Azoff entered into an employment agreement that became effective on October 29, 2008. The agreement has a term continuing through May 11, 2014, and provides that Mr. Azoff will serve as Chief Executive Officer of Ticketmaster Entertainment, reporting to the Chairman of the Ticketmaster Entertainment board of directors and the Ticketmaster Entertainment board of directors. Mr. Azoff’s employment agreement with Ticketmaster Entertainment provides that the Azoff Front Line Employment Agreement will remain in effect unless and until it is terminated in accordance with its terms. Accordingly, Mr. Azoff continues to receive base salary and annual bonuses under the

Azoff Front Line Employment Agreement. He receives no additional base salary under his agreement with Ticketmaster Entertainment, but is eligible to receive discretionary annual bonuses from Ticketmaster Entertainment.

For a description of provisions of Mr. Azoff’s employment agreements applicable upon a termination of employment, see the section below entitled, “—Elements of Post-Termination Compensation—Irving Azoff” beginning on page 309.

Recent Developments. On October 21, 2009, Mr. Azoff entered into (i) the 2009 Employment Agreement and (ii) the Amended and Restated Azoff Front Line Employment Agreement. The 2009 Employment Agreement principally addresses Mr. Azoff’s employment with Live Nation following the Merger and the Amended and Restated Azoff Front Line Employment Agreement generally conforms the Azoff Front Line Employment Agreement to take into account the arrangements contemplated by the 2009 Employment Agreement. For a description of the 2009 Employment Agreement and the Amended and Restated Azoff Front Line Employment Agreement as interests of Mr. Azoff in the Merger, see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on page 111.

Employment Agreement with Sean Moriarty

Ticketmaster Entertainment and Mr. Moriarty entered into a four-year employment agreement, effective as of the date of the Ticketmaster Entertainment spin-off (August 20, 2008). Pursuant to the agreement, Mr. Moriarty served as President and Chief Executive Officer of Ticketmaster Entertainment through October 29, 2008. On October 29, 2008, Mr. Azoff became Chief Executive Officer of Ticketmaster Entertainment, and Mr. Moriarty became President of Ticketmaster Entertainment and Chief Executive Officer of Ticketmaster. Mr. Moriarty subsequently resigned from Ticketmaster Entertainment in March 2009. Under the terms of his employment agreement, Mr. Moriarty received an annualized base salary of $700,000, and was eligible to receive discretionary annual bonuses, with a target bonus of 100% of base salary.

For a description of provisions of Mr. Moriarty’s employment agreement applicable upon a termination of employment, see the section below entitled, “—Elements of Post-Termination Compensation—Sean Moriarty” beginning on page 310. Mr. Moriarty’s employment agreement contains customary confidentiality, non-solicitation, cooperation and indemnification provisions.

Employment Agreement with Eric Korman

Ticketmaster Entertainment and Mr. Korman entered into a three-year employment agreement, effective April 10, 2006. Pursuant to the agreement, Mr. Korman served as Executive Vice President of Ticketmaster Entertainment; in addition, in October 2008, Mr. Korman became President of Ticketmaster, with the other terms of his employment agreement with Ticketmaster Entertainment remaining unchanged. Under the terms of his employment agreement with Ticketmaster Entertainment, in 2008 Mr. Korman received an annualized base salary of $350,000. He also received a one-time signing bonus of $150,000 upon execution of his employment agreement, as well as RSUs of IAC (Mr. Korman’s agreement was entered into prior to the Ticketmaster Entertainment spin-off) with a grant date value of $250,000. Pursuant to the terms of the April 10, 2006 employment agreement, Mr. Korman was eligible to receive a discretionary annual bonus during the term of his employment. Mr. Korman’s employment agreement also provided for relocation assistance in connection with Mr. Korman’s move from the New York, New York area to the Los Angeles, California area.

On July 27, 2009, Ticketmaster Entertainment entered into a new employment agreement with Mr. Korman, pursuant to which Mr. Korman serves as Executive Vice President of Ticketmaster Entertainment and President of Ticketmaster. The new employment agreement provides for:

•	a three-year term;

•	an annual base salary in the amount of $750,000, together with a retroactive salary increase in the amount of $220,962; and

•	a discretionary annual bonus with a target amount of 100% of Mr. Korman’s base salary.

The Compensation and Human Resources Committee approved the foregoing terms based on Mr. Azoff’s recommendation and based on (i) Mr. Korman’s increased responsibilities as an executive of a public company, (ii) Mr. Korman’s promotion in October 2008 to President of Ticketmaster and (iii) Mr. Korman’s additional duties in connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line and the Merger.

For a description of provisions of Mr. Korman’s employment agreement applicable upon a termination of employment, see the section below entitled, “—Elements of Post-Termination Compensation—Eric Korman” beginning on page 311. Mr. Korman’s employment agreement contains customary confidentiality, non-solicitation, cooperation and indemnification provisions.

Employment Agreement with Brian Regan

Ticketmaster L.L.C. and Mr. Regan entered into a three-year employment agreement, effective June 9, 2008. Pursuant to the agreement, Mr. Regan serves as Executive Vice President and Chief Financial Officer of Ticketmaster Entertainment. Under the terms of his employment agreement with Ticketmaster Entertainment, Mr. Regan received an annualized base salary of $375,000 in 2008 and through July 30, 2009. Mr. Regan is eligible to receive a discretionary annual bonus during the term of his employment. His employment agreement provided for a minimum annual bonus of $175,000 in respect of 2008 performance. Mr. Regan also received a signing bonus of $175,000 pursuant to his employment agreement. Mr. Regan’s employment agreement also provides for relocation assistance in connection with Mr. Regan’s move from the Seattle, Washington area to the Los Angeles, California area and a gross-up payment for any taxes relating to the payment of relocation expenses. Pursuant to an amendment to Mr. Regan’s employment agreement entered into on July 30, 2009, Mr. Regan’s base salary increased from $375,000 per year to $500,000 per year, and Mr. Regan received a one-time signing bonus of $100,000. The Compensation and Human Resources Committee approved the foregoing terms based on Mr. Azoff’s recommendation and based on (i) Mr. Regan’s increased responsibilities as an executive of a public company, and (ii) Mr. Regan’s additional duties in connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line and the Merger.

For a description of provisions of Mr. Regan’s employment agreement applicable upon a termination of employment, see the section below entitled, “—Elements of Post-Termination Compensation—Brian Regan” beginning on page 312.

Employment Agreement with Chris Riley

Ticketmaster L.L.C. and Mr. Riley entered into an employment agreement effective as of January 10, 2005. This agreement was subsequently amended as of January 4, 2008 to, among other things, extend the term of the original agreement and provide for a new base salary. Pursuant to his employment agreement with Ticketmaster Entertainment, Mr. Riley served as Senior Vice President and Deputy General Counsel through October 2008. In October 2008, Mr. Riley became Senior Vice President and Acting General Counsel of Ticketmaster Entertainment, with the other terms of his employment agreement remaining unchanged. Under the terms of his employment agreement with Ticketmaster Entertainment, Mr. Riley received an annualized base salary of $265,000 in 2008, and he is eligible to receive a discretionary annual bonus.

On August 17, 2009, Ticketmaster Entertainment and Mr. Riley entered into an amendment to Mr. Riley’s employment agreement pursuant to which:

•	Mr. Riley became General Counsel, Secretary and Senior Vice President of Ticketmaster Entertainment;

•	the term of the agreement was extended until August 17, 2012 (from January 10, 2010);

•

Mr. Riley’s annual base salary was increased, effective as of October 28, 2008 (the date on which Mr. Riley assumed the role of Acting General Counsel), to $325,000 per year, and, effective as of August 17, 2009, to $400,000 per year; and

•	Mr. Riley received a one-time signing bonus of $100,000.

The Compensation and Human Resources Committee approved the foregoing terms based on Mr. Azoff’s recommendation and based on Mr. Riley’s assumption of the duties of General Counsel of Ticketmaster Entertainment and the increased responsibilities relating to that role.

For a description of provisions of Mr. Riley’s employment agreement applicable upon a termination of employment, see “—Elements of Post-Termination Compensation—Chris Riley” beginning on page 312. Mr. Riley’s employment agreement contains customary confidentiality, non-solicitation, cooperation and indemnification provisions.

Compensation of Terry Barnes

Ticketmaster Entertainment and Mr. Barnes were parties to an employment agreement that expired in accordance with its terms on January 31, 2008. Since the expiration of his employment agreement, Mr. Barnes has continued to serve as Chairman of Ticketmaster as an employee-at-will. Pursuant to his arrangements with Ticketmaster Entertainment, Mr. Barnes received an annual base salary of $600,000 in 2008 and is eligible to receive discretionary annual bonuses. On April 29, 2009, based on the recommendation of Mr. Azoff and in light of Mr. Barnes’ increased responsibilities as an executive of a public company, the Compensation and Human Resources Committee approved an increase in Mr. Barnes’ annual base salary, effective immediately, to $750,000. Mr. Barnes continues to receive benefits under Ticketmaster Entertainment’s welfare benefit plans, practices policies and programs to the same extent these programs are applicable to other peer executives at Ticketmaster Entertainment. Ticketmaster Entertainment has also agreed to pay for a supplemental health, life and disability insurance policy for Mr. Barnes, as well as other miscellaneous medical expenses for Mr. Barnes and his family. Mr. Barnes also receives reimbursement for certain auto expenses pursuant to his arrangement with Ticketmaster Entertainment.

Grants of Plan-Based Awards

The table below provides information regarding equity awards granted to Ticketmaster Entertainment’s named executive officers in 2008. All awards were made pursuant to the 2008 Plan (either as a new grant subsequent to the Ticketmaster Entertainment spin-off or as a conversion of a grant previously made by IAC under its plans), except as indicated in notes (2) and (3) below. For the vesting schedule of these awards, please see the notes to the “Outstanding Equity Awards at Fiscal Year-End” table below.

Name	Grant Date	Plan Granted Under	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards(1)
Irving L. Azoff	10/29/08	2008 Plan	—		2,000,000	$20.00	(3)	$8,385,366
	10/29/08	None	1,750,000	(2)	—	—		$40,075,000
	10/29/08	None	1,000,000	(4)	—	—		$9,140,000
Terry R. Barnes	1/31/08(5)	2008 Plan	—		81,331	$28.24		$1,000,500
Sean P. Moriarty	8/21/08	2008 Plan	92,421		—	—		$2,000,000
	8/21/08	2008 Plan	—		112,460	$30.90	(6)	$560,532
	8/21/08	2008 Plan	—		140,628	$39.81	(7)	$477,100
	8/21/08	2008 Plan	—		187,623	$48.71	(8)	$445,254
Eric Korman	1/31/08(5)	2008 Plan	13,013		—	—		$407,043
	1/31/08(5)	2008 Plan	—		81,331	$28.24		$1,000,500
Brian Regan	6/9/08(5)	2008 Plan	16,267		—	—		$385,621
	6/9/08(5)	2008 Plan	—		121,996	$23.71		$1,246,500
Chris Riley	1/31/08(5)	2008 Plan	—		6,100	$28.24		$75,038

(1)	Reflects the full grant date fair value, calculated in accordance with SFAS No. 123R. The amounts reflect Ticketmaster Entertainment’s accounting expense, and may not correspond to the actual value that will be recognized by the named executive officers.

(2)	Represents the 1,750,000 shares of Azoff Restricted Preferred Stock ($35 million grant date face value) granted to the Azoff Family Trust in consideration of the cancellation of certain equity in Front Line held by the Azoff Family Trust. This award was not made pursuant to the 2008 Plan or any other plan of Ticketmaster Entertainment. Ticketmaster Entertainment made the award pursuant to the inducement grant provisions of the Marketplace Rules. Pursuant to Mr. Azoff’s employment agreement with Ticketmaster Entertainment, the Azoff Restricted Preferred Stock will cliff-vest and will become mandatorily redeemable by Ticketmaster Entertainment at its liquidation preference of $20 per share (plus accrued dividends) on October 29, 2013. At Mr. Azoff’s election, the Azoff Restricted Preferred Stock is convertible at any time prior to redemption into shares of restricted common stock of Ticketmaster Entertainment based on a conversion price of $20 per share of Ticketmaster Entertainment common stock.

(3)	The per share exercise price of stock options pursuant to this grant equals 218.8% of the closing price of Ticketmaster Entertainment common stock on the date of grant (which was $9.14).

(4)	Represents the 1,000,000 shares of Azoff Restricted Common Stock granted to the Azoff Family Trust in consideration of the cancellation of certain equity in Front Line held by the Azoff Family Trust. This award was not made pursuant to the 2008 Plan or any other plan of Ticketmaster Entertainment. Ticketmaster Entertainment made the award pursuant to the inducement grant provisions of the Marketplace Rules.

(5)	Represents a grant of IAC equity made by IAC prior to the Ticketmaster Entertainment spin-off that was subsequently converted into Ticketmaster Entertainment equity in connection with the Ticketmaster Entertainment spin-off. The number of RSUs or options shown represents the number of Ticketmaster Entertainment RSUs or options issued in respect of the original IAC award upon conversion in the Ticketmaster Entertainment spin-off. The grant date fair value for these awards represents the fair value of the award on the original date of grant by IAC, calculated in accordance with note (1) above.

(6)	The per share exercise price of stock options pursuant to this grant equals 133.8% of the closing price of Ticketmaster Entertainment common stock on the date of grant (which was $23.09).

(7)	The per share exercise price of stock options pursuant to this grant equals 172.4% of the closing price of Ticketmaster Entertainment common stock on the date of grant (which was $23.09).

(8)	The per share exercise price of stock options pursuant to this grant equals 211% of the closing price of Ticketmaster Entertainment common stock on the date of grant (which was $23.09).

Outstanding Equity Awards at Fiscal Year-End

The table below provides information regarding various equity awards held by Ticketmaster Entertainment’s named executive officers as of December 31, 2008. The market value of all RSU and restricted stock awards is based on the closing price of Ticketmaster Entertainment common stock as of December 31, 2008 ($6.42).

	OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Irving L. Azoff(1)	—	2,000,000	(2)	—	$20	10/29/18	—		—
	—	—		—	—	—	1,000,000	(3)	6,420,000
	—	—		—	—	—	1,750,000	(4)	11,235,000

Terry R. Barnes	3,501	—		—	$38.12	12/20/09	—		—
	7,853	—		—	$40.74	3/19/12	—		—
	—	81,331	(5)	—	$28.24	2/18/08	—		—

Sean P. Moriarty	—	—		—	—	—	9,406	(6)	60,387
	—	—		—	—	—	4,899	(7)	31,452
	—	—		—	—	—	8,048	(8)	51,668
	—	—		—	—	—	14,211	(9)	91,235
	—	—		—	—	—	92,421	(10)	593,343
	4,674	—		—	$57.51	12/27/09	—		—
	—	112,460	(11)	—	$30.90	8/21/18	—		—
	—	140,628	(11)	—	$39.81	8/21/18	—		—
	—	187,623	(11)	—	$48.71	8/21/18	—		—

Eric Korman	—	—		—	—	—	3,507	(12)	22,515
	—	—		—	—	—	4,601	(13)	29,538
	—	—		—	—	—	2,450	(7)	15,729
	—	—		—	—	—	8,002	(14)	51,373
	—	—		—	—	—	7,106	(9)	45,621
	—	81,331	(5)	—	$28.24	1/31/18	—		—

Brian Regan	—	121,996	(15)	—	$23.71	6/30/12	—		—
	—	—		—	—	—	16,267	(16)	104,434

Chris Riley	467	—		—	$36.60	3/31/10	—		—
	670	—		—	$40.73	3/19/12	—		—
	1,752	—		—	$57.51	12/27/09	—		—
	—	6,100	(17)	—	$28.24	1/31/18	—		—
	—	—		—	—	—	140	(9)	899
	—	—		—	—	—	506	(7)	3,249
	—	—		—	—	—	644	(12)	4,134

(1)

The Azoff Family Trust also owns 15,375.96 shares of Front Line restricted common stock (not reflected in the table above) that will cliff vest on October 29, 2013, and Mr. Azoff holds options to acquire an additional 3,402 shares of Front Line common stock (not reflected in the table above), of which (i) one-third have a per share exercise price of $1,800, one-third have a per share exercise price of $3,600 and one-third have a per share exercise price of $5,400. Each of the three tranches of Mr. Azoff’s options to acquire Front Line common stock was 80% vested as of December 31, 2008. There is no public market for the common stock of Front Line. However, based on the purchase price per share of Front Line common stock ($2,372.84) under that certain Stock Purchase Agreement, dated as of October 22, 2008, by and among FLMG, MM Investment Inc. and WMG Church Street Limited, pursuant to which Ticketmaster Entertainment acquired an additional, controlling interest in Front Line, the Azoff Family Trust’s shares of Front Line restricted common stock had a market value of $36,484,740, and Mr. Azoff’s options to acquire shares of Front Line common stock (both vested and unvested) had an intrinsic market value of $649,604, each as of December 31, 2008.

(2)	In general, these Ticketmaster Entertainment stock options vest in equal annual installments over four years on October 29, 2009, 2010, 2011 and 2012.

(3)	In general, these shares of Azoff Restricted Common Stock cliff vest on October 29, 2013.

(4)	Represents 1,750,000 shares of Azoff Restricted Preferred Stock held by the Azoff Family Trust. For presentation purposes, the market value shown assumes that the Azoff Restricted Preferred Stock was converted, on December 31, 2008, into shares of restricted Ticketmaster Entertainment common stock in accordance with the terms of the certificate of designations of the Azoff Restricted Preferred Stock. The Azoff Restricted Preferred Stock has a face value of $35 million, which is the amount payable at maturity on October 29, 2013, plus accrued dividends, if the Azoff Family Trust holds the Azoff Restricted Preferred Stock to maturity and does not convert it into shares of restricted Ticketmaster Entertainment common stock. In general, the Azoff Restricted Preferred Stock cliff vests on October 29, 2013.

(5)	20,332 of these Ticketmaster Entertainment stock options vested on January 31, 2009. The remaining Ticketmaster Entertainment stock options vest in equal annual installments over three years on January 31, 2010, 2011 and 2012.

(6)	These Ticketmaster Entertainment RSUs vest in equal annual installments over two years on February 1, 2010 and 2011.

(7)	These Ticketmaster Entertainment RSUs vest in equal annual installments over three years on February 16, 2010, 2011 and 2012.

(8)	These Ticketmaster Entertainment RSUs cliff vest on February 1, 2011.

(9)	These Ticketmaster Entertainment RSUs cliff vest on February 16, 2010.

(10)	These Ticketmaster Entertainment RSUs cliff vest on August 21, 2012, subject to the satisfaction of performance criteria.

(11)	These Ticketmaster Entertainment stock options vest in equal annual installments over four years on August 21, 2009, 2010, 2011 and 2012.

(12)	These Ticketmaster Entertainment RSUs vest in equal annual installments over two years on February 6, 2010 and 2011.

(13)	1,533 of these Ticketmaster Entertainment RSUs vested on April 8, 2009. The remaining Ticketmaster Entertainment RSUs vest in equal annual installments over two years on April 8, 2010 and 2011.

(14)	These Ticketmaster Entertainment RSUs cliff vest on February 6, 2011.

(15)	These Ticketmaster Entertainment stock options vest in equal annual installments over four years on June 9, 2009, 2010, 2011 and 2012.

(16)	These Ticketmaster Entertainment RSUs cliff vest in equal annual installments over five years on June 9, 2009, 2010, 2011, 2012 and 2013.

(17)	1,524 of these Ticketmaster Entertainment stock options vested on January 31, 2009. The remaining Ticketmaster Entertainment stock options vest in equal annual installments over three years on January 31, 2010, 2011 and 2012.

Option Exercises and Stock Vested

The table below provides information regarding the number of Ticketmaster Entertainment shares acquired by Ticketmaster Entertainment’s named executive officers upon the vesting of RSU awards and the related value realized, in each case, excluding the effect of any applicable taxes (i.e., shares were withheld to cover payment of taxes, such that the number of actual shares received may be less than the amounts shown below). The dollar value realized upon the vesting of RSUs represents the closing price of Ticketmaster Entertainment common stock on the applicable vesting date multiplied by the number of RSUs so vesting. There were no exercises of option awards by any of Ticketmaster Entertainment’s named executive officers in 2008.

	STOCK AWARDS
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Irving L. Azoff	—	—
Terry R. Barnes	8,626	186,667
Sean P. Moriarty	9,701	209,930
Eric Korman	3,650	78,986
Brian Regan	—	—
Chris Riley	468	10,128

Elements of Post-Termination Compensation

The following table and discussion summarizes material elements of post-termination payments and benefits for each named executive officer. Payment obligations to and benefits for each named executive officer arise pursuant to the terms of each such individual’s employment agreement with Ticketmaster Entertainment and Ticketmaster Entertainment’s 2008 Stock and Annual Incentive Plan and award agreements issued thereunder. Mr. Barnes is an employee at will and does not have an employment agreement with Ticketmaster Entertainment. The table and discussion each assumes that the relevant event occurred on December 31, 2008. These amounts, which exclude the effect of any applicable taxes, are based on:

•	the named executive’s base salary as of December 31, 2008;

•	the number of Ticketmaster Entertainment RSUs, shares of restricted stock or stock options outstanding as of December 31, 2008; and

•	the closing price of Ticketmaster Entertainment common stock on December 31, 2008 ($6.42).

In addition, certain other amounts and benefits generally payable and made available to other Ticketmaster Entertainment employees upon a termination of employment, including payments for accrued vacation time and outplacement services, will be payable to Ticketmaster Entertainment’s named executive officers upon certain terminations of employment.

Name	Event	Continued Salary	Bonus Payments		Options That Would Vest		Market Value of Options		Shares That Would Vest		Market Value of Shares		Health Benefits Continuation	Tax Gross-Up
Irving Azoff(1)	Death	$2,000,000	—	(2)	—		—		2,765,376	(3)	$77,904,740	(3)	—	$13,100,429	(8)

	Disability	$2,000,000	—	(2)	—		—		2,765,376	(3)	$77,904,740	(3)	$94,224	$13,100,429	(8)

	Resignation for Good Reason(6)	$10,717,808	$10,000,000	(2)	2,000,680	(4,5)	$129,920	(4,5)	2,765,376	(3)	$77,904,740	(3)	$504,937	$13,100,429	(8)

	Termination without Cause(6)	See Note 7	See Note 7		2,000,680	(4,5)	$129,920	(4,5)	2,765,376	(3)	$77,904,740	(3)	See Note 7	$13,100,429	(8)

	Change of Control	—	—		2,000,000	(4)	$0	(9)	—		—		—	—

Sean Moriarty	Termination without Cause or Resignation for Good Reason	$1,400,000	See Note 10		440,711		$0	(9)	82,774	(11)	$531,409		—	—

	Change of Control	—	—		440,711		$0	(9)	82,774	(11)	$531,409		—	—

	Termination without Cause or Resignation for Good Reason following a Change of Control	$1,400,000	See Note 10		440,711		$0	(9)	82,774	(11)	$531,409		—	—

Terry Barnes	Termination without Cause(12)	$576,923	—		—		—		—		—		—	—

	Termination without Cause following a Change of Control(12)	$576,923	—		81,331		$0	(9)	—		—		—	—

	Resignation for Good Reason following a Change of Control	—	—		81,331		$0	(9)	—		—		—	—

Eric Korman	Termination without Cause or Resignation for Good Reason	$95,890	—		—		—		—		—		—	—

	Termination without Cause or Resignation for Good Reason following a Change of Control	$95,890	—		81,331		$0	(9)	25,666		$164,776		—	—

Name	Event	Continued Salary	Bonus Payments	Options That Would Vest	Market Value of Options		Shares That Would Vest	Market Value of Shares	Health Benefits Continuation	Tax Gross-Up

Brian Regan	Termination without Cause	$914,383	—	—	—		—	—	—	—
	Termination without Cause following a Change of Control	$914,383	—	121,996	$0	(9)	16,267	$104,434	—	—
	Resignation for Good Reason following a Change of Control	—	—	121,996	$0	(9)	16,267	$104,434	—	—

Chris Riley	Termination without Cause	$272,260	—	—	—		—	—	—	—
	Termination without Cause following a Change of Control	$272,260	—	6,100	$0	(9)	1,290	$8,281	—	—
	Resignation for Good Reason following a Change of Control	—	—	6,100	$0	(9)	1,290	$8,281	—	—

(1)	Unless otherwise indicated with respect to Mr. Azoff, references to equity awards refer to equity awards of Ticketmaster Entertainment. For presentation purposes, amounts shown assume Mr. Azoff’s employment was terminated with each of Ticketmaster Entertainment and Front Line; there are circumstances, however, in which Mr. Azoff’s employment could terminate with Ticketmaster Entertainment but he would remain employed by Front Line.

(2)	Mr. Azoff’s guaranteed bonus in respect of 2008 under the Azoff Front Line Employment Agreement had already been paid by December 31, 2008 and is thus not reflected.

(3)	Includes 1,000,000 shares of Azoff Restricted Common Stock. Also includes 1,750,000 shares of the Azoff Restricted Preferred Stock at a year end value of $35 million (excluding the paid in kind dividend due after year-end). Also includes 15,375.96 shares of Front Line restricted common stock that would vest. Each of the Azoff Restricted Preferred Stock, the Front Line restricted common stock, and the Azoff Restricted Common Stock is held by the Azoff Family Trust. The amounts shown in respect thereof are attributed to Mr. Azoff for purposes of this table pursuant to the rules and regulations of the SEC, as Mr. Azoff is co-Trustee of the Azoff Family Trust. There is no public market for the common stock of Front Line; however, based on the purchase price per share of common stock ($2,372.84) under that certain Stock Purchase Agreement, dated as of October 22, 2008, by and among FLMG, MM Investment Inc. and WMG Church Street Limited, pursuant to which Ticketmaster Entertainment acquired an additional, controlling interest in Front Line, the Azoff Family Trust’s shares of Front Line restricted common stock had a value of $36,484,740 (which amount is reflected in the table above) as of December 31, 2008. In order for the 1,750,000 shares of Azoff Restricted Preferred Stock and 1,000,000 shares of Azoff Restricted Common Stock to vest in connection with a termination without “Cause” or for “Good Reason,” Mr. Azoff’s employment with each of Ticketmaster Entertainment and Front Line must terminate without “Cause” or for “Good Reason.”

(4)

Amount includes options with respect to 2,000,000 shares of Ticketmaster Entertainment common stock. Assumes that the value of the Ticketmaster Entertainment stock options would be zero because the per share exercise price of all such options was greater than the market value of Ticketmaster Entertainment common stock on December 31, 2008 ($6.42). These Ticketmaster Entertainment stock options would remain exercisable for varying periods of time, as explained in the commentary below, so value could ultimately be realized if the market value of Ticketmaster Entertainment common stock were to exceed the per share exercise price of the stock options during the period of exercisability.

(5)	Amount includes 680.4 Front Line stock options that would vest upon a termination of Mr. Azoff’s employment with Front Line. Of these, one-third (226.8) have a per share exercise price of $1,800. The value shown represents the difference between $2,372.84 (the assumed value of a share of Front Line common stock per note 3 above) and $1,800 multiplied by 226.8. The remaining Front Line stock options have a per share exercise price greater than $2,372.84 and thus no value is attributed to those options (though they would remain exercisable for 60 days post-termination).

(6)	Listed benefits would be payable regardless of whether the event followed a Change of Control. Amounts assume Mr. Azoff’s employment is terminated with Ticketmaster Entertainment without “Cause” or for “Good Reason” and with Front Line for “Good Reason.”

(7)	The Azoff Front Line Employment Agreement provides that Front Line may not terminate Mr. Azoff’s employment without “Cause” and that Mr. Azoff may not terminate his employment with Front Line without “Good Reason” (each, as defined in the Azoff Front Line Employment Agreement).

(8)	Pursuant to his restricted stock award agreement with Front Line, Mr. Azoff may be entitled to a gross-up on taxes payable upon vesting of his Front Line restricted common stock for the difference between ordinary income and capital gains treatment. The information in the table is based on the assumption that Mr. Azoff will be entitled to the maximum gross-up payment under this agreement (which may not be the case). The amount shown assumes that (i) the vesting of the Front Line restricted common stock will result in a federal tax deduction for Front Line and (ii) Front Line will receive federal and/or California income tax savings in excess of the gross up payment after taking into account the full value of all other losses, deductions, exclusions and credits.

(9)	Assumes that the value of the Ticketmaster Entertainment stock options would be zero because the per share exercise price of all such options was greater than the market value of Ticketmaster Entertainment common stock on December 31, 2008 ($6.42). These Ticketmaster Entertainment stock options would remain exercisable for varying periods of time, as explained in the commentary below, so value could ultimately be realized if the market value of Ticketmaster Entertainment common stock were to exceed the per share exercise price of the stock options during the period of exercisability.

(10)	Bonus payments upon a termination of employment are discretionary.

(11)	Assumes that applicable performance goals pertaining to the restricted stock units granted to Mr. Moriarty under his employment agreement would be met. Applicable performance targets have not been met as of the date of this filing.

(12)	Assumes that Mr. Barnes was terminated under circumstances in which he would be paid severance under Ticketmaster Entertainment’s general severance policy for employees.

2008 Stock and Annual Incentive Plan

The 2008 Plan provides that all Ticketmaster Entertainment equity awards that were granted by IAC prior to the Ticketmaster Entertainment spin-off immediately will vest upon a termination of employment by Ticketmaster Entertainment without “Cause” (other than due to death or disability) or a termination of employment by an executive for “Good Reason” (in each case as defined in the 2008 Plan) during the two-year period following a Change in Control (as defined in the 2008 Plan). The 2008 Plan further provides that for all Ticketmaster Entertainment equity awards granted after the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment has discretion to determine the treatment of such awards in the event of a Change in Control. Certain of the named executive officers may be entitled to additional equity vesting in connection with a change in control and/or employment termination. See the applicable sections below for each named executive officer.

Irving Azoff

Azoff Front Line Employment Agreement. If Mr. Azoff’s employment is terminated due to his death or disability, he (or his beneficiaries) will receive (i) (a) his base salary through the date of termination, (b) any annual bonus earned but unpaid as of the date of termination for any previously completed fiscal year, (c) reimbursement for any unreimbursed business expenses properly incurred by Mr. Azoff in accordance with Front Line policy prior to the date of termination; and (d) such employee benefits, if any, as to which Mr. Azoff may be entitled under the employee benefit plans of Front Line ((a) through (d) are referred to collectively as the Accrued Rights); (ii) a pro rata portion of the annual bonus under the Azoff Front Line Employment Agreement that Mr. Azoff would have been entitled to receive in such year based upon the percentage of the fiscal year that has elapsed through the date of the termination of employment; (iii) in the event of termination on account of death, a lump sum payment equal to one year’s base salary; and (iv) in the event of termination on account of disability, continued payment of his base salary and provision of medical benefits on the same basis as provided prior to such termination for twelve months after the date of such termination.

If Mr. Azoff resigns for “Good Reason” (as defined in the Azoff Front Line Employment Agreement), he is entitled to receive (i) the Accrued Rights, and (ii) subject to Mr. Azoff’s continued compliance with certain non-competition and non-solicitation provision, continued payment of his base salary and annual bonus and provision of medical benefits on the same basis as provided prior to such termination until the expiration of the term of the Azoff Front Line Employment Agreement as if such termination had not occurred.

Employment Agreement With Ticketmaster Entertainment. In addition to the provisions described above with respect to the Azoff Front Line Employment Agreement, Mr. Azoff’s employment agreement with Ticketmaster Entertainment provides that, upon Mr. Azoff’s termination of employment with both of Front Line and Ticketmaster Entertainment without “Cause” or for “Good Reason” or due to death or disability, the shares of Azoff Restricted Common Stock, the shares of Azoff Restricted Preferred Stock and any shares of restricted Ticketmaster Entertainment common stock issued upon conversion of any shares of Azoff Restricted Preferred Stock will become 100% vested. For purposes of the foregoing, (i) with respect to a termination of employment with Front Line, “Cause,” “Good Reason,” and “disability” have the meanings set forth in the Azoff Front Line Employment Agreement and (ii) with respect to a termination of employment with Ticketmaster Entertainment, “Cause,” “Good Reason,” and “disability” have the meanings set forth in Mr. Azoff’s employment agreement with Ticketmaster Entertainment.

Mr. Azoff’s employment agreement with Ticketmaster Entertainment provides that the 2,000,000 stock options of Ticketmaster Entertainment granted to him under his agreement will vest in full upon a termination of his employment with Ticketmaster Entertainment without “Cause” or a resignation by Mr. Azoff for “Good Reason,” each as defined in his employment agreement with Ticketmaster Entertainment. Upon a termination of Mr. Azoff’s employment with Ticketmaster Entertainment by Ticketmaster Entertainment without “Cause” or a resignation by Mr. Azoff for “Good Reason” (each as defined in his employment agreement with Ticketmaster Entertainment), any vested portion of the stock options granted to him under his employment agreement will remain exercisable until the earlier of (i) the expiration of the 10-year term of such stock options and (ii) the later of (a) one year following Mr. Azoff’s termination of employment with Ticketmaster Entertainment and (b) October 29, 2010.

Upon a “Change of Control” as defined in the 2008 Plan, the 2,000,000 stock options of Ticketmaster Entertainment granted to Mr. Azoff under his employment agreement will vest in full.

Other Agreements. Under the Restricted Stock Award Agreement, dated as of June 8, 2008, by and between Front Line and Mr. Azoff, which governs the terms of his shares of Front Line restricted common stock, if Mr. Azoff’s employment with Front Line is terminated (i) by Ticketmaster Entertainment without “Cause,” (ii) by Mr. Azoff for “Good Reason,” or (iii) due to Mr. Azoff’s death or disability, then all of Mr. Azoff’s shares of Front Line restricted common stock will vest in full. The terms “Cause” and “Good Reason” have the meanings for such terms provided in the Azoff Front Line Employment Agreement. In addition, pursuant to the

Restricted Stock Award Agreement, Mr. Azoff may be entitled to a gross-up on taxes payable upon vesting of his Front Line restricted common stock for the difference between ordinary income and capital gains treatment.

Under the Nonstatutory Stock Option Award Agreement made as of June 20, 2006, by and between Front Line and Mr. Azoff, which governs the terms of his Front Line stock options, if Mr. Azoff’s employment is terminated by Front Line without “Cause” or by Mr. Azoff for “Good Reason” (each as defined in the Nonstatutory Stock Option Award Agreement), then the unvested portion of Mr. Azoff’s Front Line stock options will vest in full and become immediately exercisable.

Recent Developments. On October 21, 2009, Mr. Azoff entered into (i) the 2009 Employment Agreement and (ii) the Amended and Restated Azoff Front Line Employment Agreement. The 2009 Employment Agreement principally addresses Mr. Azoff’s employment with Live Nation following the Merger and the Amended and Restated Azoff Front Line Employment Agreement generally conforms the Azoff Front Line Employment Agreement to take into account the arrangements contemplated by the 2009 Employment Agreement. For a description of the 2009 Employment Agreement and the Amended and Restated Azoff Front Line Employment Agreement as interests of Mr. Azoff in the Merger, see “The Merger—Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” beginning on page 111.

Sean Moriarty

Mr. Moriarty’s employment agreement provides that, upon the termination of Mr. Moriarty’s employment due to his death or disability, he (or his beneficiaries) will receive his base salary through the end of the month in which the death or disability occurs, plus any compensation previously earned but deferred by Mr. Moriarty. In addition, Mr. Moriarty may be entitled to receive, at the time when bonuses for the calendar year in which his termination occurred would otherwise be paid, any bonus that may have been earned by Mr. Moriarty during such calendar year if such termination had not occurred, which bonus, if any, will be based on the extent to which Ticketmaster Entertainment achieved pre-established performance criteria, if any, prorated for the portion of the year during which Mr. Moriarty was employed.

Mr. Moriarty’s employment agreement also provides that, upon a termination of Mr. Moriarty’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability, or upon his resignation for “Good Reason” (as defined in his employment agreement): (i) Ticketmaster Entertainment will continue to pay Mr. Moriarty’s base salary for a period of twenty-four months following the date of the termination; (ii) Ticketmaster Entertainment will pay to Mr. Moriarty accrued but unpaid base salary and vacation pay, and any vested benefits or amounts that he is entitled to receive under Ticketmaster Entertainment plans or policies; (iii) any stock options granted to Mr. Moriarty under his employment agreement that are outstanding and unvested on the date of termination will vest in full and will remain exercisable for the lesser of (a) 18 months following termination and (b) the scheduled expiration date of such stock options; (iv) 50% of the restricted stock units awarded under Mr. Moriarty’s employment agreement will vest upon termination, subject to satisfaction of applicable performance criteria; (v) all equity-based awards granted or awarded to Mr. Moriarty by IAC prior to the effective date of his employment agreement will vest fully and immediately as of the date of termination; and (vi) Mr. Moriarty may be entitled to receive any bonus that he may have earned during the calendar year in which his termination occurred, payable when bonuses for that year would otherwise be paid.

Mr. Moriarty’s employment agreement also provides that, if a “Change of Control” (as defined in the 2008 Plan) is consummated during Mr. Moriarty’s employment with Ticketmaster Entertainment, any portion of the stock options and restricted stock units granted to him under his employment agreement, and any equity awards existing at the time he entered into his agreement, that are outstanding and unvested at the time of such Change of Control will be treated as if Mr. Moriarty were terminated without “Cause” or for “Good Reason” as described above. If, after applying such treatment, any portion of the restricted stock units granted to Mr. Moriarty under his employment agreement or any equity awards outstanding at the time he entered into his agreement remain unvested, any such unvested awards that are not assumed in connection with the Change of Control will vest. If these awards are assumed in connection with the Change of Control, the assumed awards will immediately vest in the event that Mr. Moriarty is terminated without “Cause” or for “Good Reason.”

In addition, Mr. Moriarty will be entitled to a tax gross-up for any excise taxes imposed pursuant to Section 4999 of the Code on payments and benefits provided to him in connection with a Change in Control, unless the value of the payments and benefits does not exceed 110% of the maximum amount payable without triggering the excise tax, in which case the payments and benefits will be reduced to the maximum amount.

Mr. Moriarty’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to non-solicitation and proprietary rights.

Terry Barnes

As Mr. Barnes is an employee-at-will, any severance benefits he may receive arise pursuant to Ticketmaster Entertainment’s general severance policy for employees, as it may be in effect from time to time. The policy currently provides that severance will be paid when all the following conditions are met: (i) the employee is involuntarily separated from Ticketmaster Entertainment because of lack of work or other business conditions, unsuitability to the work available or mutually agreed upon separation, (ii) the employee signs a Ticketmaster Entertainment-provided release of claims form, prohibiting any claim or lawsuit against Ticketmaster Entertainment and releasing Ticketmaster Entertainment from any claims or causes of action the employee may file, and (iii) the employee has repaid any money owed Ticketmaster Entertainment from salary, travel or vacation advances, and has returned any Ticketmaster Entertainment-owned property to Ticketmaster Entertainment’s satisfaction. For employees with 10 or more completed years of service with Ticketmaster Entertainment, such as Mr. Barnes, the employee generally receives two weeks of base pay for each completed year of service. For presentation purposes, amounts shown for Mr. Barnes in the table above for terminations without “Cause” assume that Mr. Barnes was terminated under circumstances in which he would be paid severance under the foregoing policy.

Mr. Barnes’ receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to non-solicitation and proprietary rights. In addition, Mr. Barnes may be entitled to acceleration of his awards under the 2008 Plan in certain instances. See “—Elements of Post-Termination Compensation—2008 Stock and Annual Incentive Plan” beginning on page 308.

Eric Korman

If Mr. Korman’s employment is terminated due to his death or disability, he (or his beneficiaries) will receive his base salary through the end of the month in which the death or disability occurs, plus any compensation previously earned but deferred by Mr. Korman.

Under an employment agreement that expired in April 2009, if Ticketmaster Entertainment terminated Mr. Korman’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability, or if Mr. Korman resigns for “Good Reason” (as defined in his employment agreement), Ticketmaster Entertainment was obligated to pay Mr. Korman his base salary through the end of the term of his employment agreement over the course of the then remaining term of the agreement, plus any compensation previously earned but deferred by Mr. Korman. On July 27, 2009, Ticketmaster Entertainment entered into a new employment agreement with Mr. Korman, pursuant to which Mr. Korman serves as Executive Vice President of Ticketmaster Entertainment and President of Ticketmaster. Under the terms of the new employment agreement, if Ticketmaster Entertainment terminates Mr. Korman’s employment for any reason other than for “Cause” (as defined in the new employment agreement), death or disability, or if Mr. Korman resigns for “Good Reason” (as defined in the new employment agreement), Ticketmaster Entertainment will pay Mr. Korman his then-current base salary for a period of eighteen months following the termination plus a pro-rated portion of his annual bonus for the year in which the termination occurs, based on actual performance for such year, plus any compensation previously earned but deferred by Mr. Korman. In addition, under the new employment agreement, if Mr. Korman’s employment is terminated under the foregoing circumstances, the option to acquire 300,000 shares of Ticketmaster Entertainment common stock granted to Mr. Korman on April 29, 2009 will vest immediately and will remain exercisable until the earlier of (i) the eighteen-month anniversary of the termination and (ii) April 29, 2019. Under the new employment agreement, if Mr. Korman obtains other employment during the severance period, the amount of any severance payments to be made to Mr. Korman after the date such employment is secured will be offset by the amount of compensation earned by Mr. Korman from such employment through the end of the severance period. Mr. Korman’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to confidentiality, non-solicitation and proprietary rights.

Brian Regan

If Mr. Regan’s employment is terminated due to his death or disability, he (or his beneficiaries) will receive his base salary through the end of the month in which the death or disability occurs, plus any compensation previously earned but deferred by Mr. Regan.

If Ticketmaster Entertainment terminates Mr. Regan’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability, Ticketmaster Entertainment will pay Mr. Regan his base salary through the end of the term of his employment agreement over the course of the then remaining term of the agreement, plus any compensation previously earned but deferred by Mr. Regan. Mr. Regan is required to use reasonable best efforts to seek other employment and to take other reasonable actions to mitigate the amounts payable to him under his employment agreement. If Mr. Regan obtains other employment during the remaining term of the agreement, the payments and benefits described above will be offset by the amount earned by him from another employer.

Mr. Regan’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to confidentiality, non-solicitation and proprietary rights.

Mr. Regan is entitled to terminate his employment agreement for “Good Reason” (as defined in his employment agreement), in which case neither he nor Ticketmaster Entertainment would have any additional obligations to each other, except as may be provided by law.

Chris Riley

If Mr. Riley’s employment is terminated due to his death or disability, he (or his beneficiaries) will receive his base salary through the end of the month in which the death or disability occurs, plus any compensation previously earned but deferred by Mr. Riley.

Under an employment agreement that was amended in August 2009, if Ticketmaster Entertainment terminated Mr. Riley’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability, Ticketmaster Entertainment was obligated to pay Mr. Riley his base salary through the end of the term of his employment agreement over the course of the then remaining term of the agreement, plus any compensation previously earned but deferred by Mr. Riley. On August 17, 2009, Ticketmaster L.L.C. amended Mr. Riley’s employment agreement, pursuant to which Mr. Riley now serves as General Counsel, Secretary and Senior Vice President of Ticketmaster Entertainment. Under the new terms of the amended employment agreement, if Ticketmaster Entertainment terminates Mr. Riley’s employment for any reason other than for “Cause” (as defined in his employment agreement), death or disability, or if Mr. Riley resigns for “Good Reason” (as defined in his employment agreement), Ticketmaster Entertainment will pay Mr. Riley his then-current base salary through the earlier of the first anniversary of his termination or the end of the term of his employment agreement over the course of such period, plus any compensation previously earned but deferred by Mr. Riley, except that, if such termination occurs more than twelve months prior to the end of the employment term, Mr. Riley may instead elect to receive a lump-sum payment of $200,000 in lieu of such continuation payments. If Mr. Riley does not elect a lump-sum payment, (i) Mr. Riley is required to use reasonable best efforts to seek other employment and to take other reasonable actions to mitigate the amounts payable to him under his employment agreement and (ii) if Mr. Riley obtains other employment during the remaining term of the agreement, the payments and benefits described above will be offset by the amount earned by him from another employer.

Mr. Riley’s receipt of the above post-termination benefits is subject to his execution of a general release of Ticketmaster Entertainment and its affiliates and his continued compliance with certain covenants pertaining to confidentiality, non-solicitation and proprietary rights.

Director Compensation

Non-Employee Director Compensation Arrangements

Each member of the Ticketmaster Entertainment board of directors receives an annual retainer in the amount of $50,000. Each member of the Audit and Compensation and Human Resources Committees (including their respective chairs) receives an additional annual retainer in the amount of $10,000. Each member of the Nominating Committee receives an additional annual retainer in the amount of $5,000. Lastly, the chairs of each of the Audit and Compensation and Human Resources Committees receive an additional annual chairperson retainer in the amount of $15,000. All amounts are paid quarterly, in arrears.

In addition, under the non-employee director compensation program in effect in 2008 each non-employee director received a grant of RSUs with a dollar value of $100,000 on the date of grant upon his or her initial election to the Ticketmaster Entertainment board of directors and annually thereafter upon re-election on the date of Ticketmaster Entertainment’s annual meeting of stockholders; provided that any director designated by Liberty Media to serve on the Ticketmaster Entertainment board of directors pursuant to the Ticketmaster Entertainment Spinco Agreement (for more information, see “Ticketmaster Entertainment Corporate Governance—Certain Relationships and Related Person Transactions—Agreements with Liberty Media—Ticketmaster Entertainment Spinco Agreement” beginning on page 230) and who is an officer or employee of Liberty Media or any of its affiliates will not be eligible to receive such initial or annual grant. In April 2009, the Ticketmaster Entertainment board of directors amended the non-employee director compensation program to increase the amount of such initial and annual grants to $150,000. The terms of these restricted stock units provide for (i) vesting in two equal installments on the first two anniversaries of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service on the Ticketmaster Entertainment board of directors and (iii) full acceleration of vesting upon a change in control of Ticketmaster Entertainment. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at Ticketmaster Entertainment board of directors and committee meetings.

The Compensation and Human Resources Committee has primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Ticketmaster Entertainment stock to further align directors’ interests with those of Ticketmaster Entertainment’s stockholders. Ticketmaster Entertainment’s current non-employee director compensation practices were determined by IAC prior to the Ticketmaster Entertainment spin-off. It is anticipated that in the future, when considering non-employee director compensation arrangements, Ticketmaster Entertainment management will provide the Compensation and Human Resources Committee with information regarding various types of non-employee director compensation arrangements and practices of select peer companies.

Deferred Compensation Plan for Non-Employee Directors

Under Ticketmaster Entertainment’s Deferred Compensation Plan for Non-Employee Directors, non-employee directors may defer all or a portion of their fees from the Ticketmaster Entertainment board of directors and committees. Eligible directors who defer all or any portion of these fees can elect to have such deferred fees applied to the purchase of share units, representing the number of shares of Ticketmaster Entertainment common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on Ticketmaster Entertainment common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the Ticketmaster Entertainment board of directors, he or she will receive (i) with respect to share units, such number of shares of Ticketmaster Entertainment common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

2008 Non-Employee Director Compensation

The table below provides the amount of (i) fees earned by non-employee directors for services performed during 2008 and (ii) the dollar amount of the expense recognized during the fiscal year ended December 31, 2008 for RSU awards granted in 2008.

	Fees Earned or Paid in Cash
Name	Fees Paid in Cash ($)	Fees Deferred ($)	Stock Awards ($)	Total ($)
Mark Carleton	$25,000	—	—	25,000
Brian Deevy	$30,000	—	18,750	48,750
Barry Diller	$25,000	—	18,750	43,750
Jonathan L. Dolgen	$37,500	—	18,750	56,250
Julius Genachowski(1)	$40,000	—	18,750	58,750
Diane Irvine	$30,000	—	18,750	48,750
Craig A. Jacobson(2)	—	—	—	—
Victor A. Kaufman	$25,000	—	18,750	43,750
Michael Leitner	$30,000	—	18,750	48,750
Jonathan F. Miller	$25,000	—	18,750	43,750

(1)	Mr. Genachowski resigned from the Ticketmaster Entertainment board of directors in March 2009.

(2)	Mr. Jacobson was appointed to the Ticketmaster Entertainment board of directors in January 2009.

The table below provides the number of RSUs and stock options held by each non-employee director as of December 31, 2008.

Name	RSUs	Stock Options
Mark Carleton(1)	—	—
Brian Deevy	4,621	—
Barry Diller	4,621	759,941	(2)
Jonathan L. Dolgen	4,621	—
Julius Genachowski(3)	4,621	—
Diane Irvine	4,621	—
Craig A. Jacobson(4)	—	—
Victor A. Kaufman	4,621	186,493	(2)
Michael Leitner	4,621	—
Jonathan F. Miller	4,621	—

(1)	Mr. Carleton is an employee of Liberty Media and is thus not eligible for director RSU grants.

(2)	Represents IAC options that were converted to Ticketmaster Entertainment options in connection with the Ticketmaster Entertainment spin-off. See “—Non-Employee Director Compensation Arrangements” beginning on page 313.

(3)	Mr. Genachowski resigned from the Ticketmaster Entertainment board of directors in March 2009.

(4)	Mr. Jacobson was appointed to the Ticketmaster Entertainment board of directors in January 2009.

On January 22, 2009, Messrs. Deevy, Diller, Dolgen, Genachowski, Kaufman, Leitner and Miller, and Ms. Irvine, were each granted 3,523 RSUs as part of a supplemental grant made to non-employee directors. On April 16, 2009, Mr. Jacobson was awarded 21,834 RSUs, representing his initial grant pursuant to the practices outlined above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the of the Exchange Act requires that a company’s directors and executive officers, and persons who own more than 10% of a registered class of the company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and beneficial owners of more than 10% of the company’s common stock are required by the SEC to furnish the company with copies of the reports they file.

Ticketmaster Entertainment believes that all of its current and former directors and executive officers reported on a timely basis all transactions required to be reported by Section 16(a) during 2008.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of June 30, 2009 combines the historical consolidated balance sheets of Live Nation and Ticketmaster Entertainment and gives effect to the Merger as if it had been completed on June 30, 2009. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 combine the historical consolidated statements of operations of Live Nation and Ticketmaster Entertainment for their respective six months ended June 30, 2009 and year ended December 31, 2008 and give effect to the Merger as if it had been completed on January 1, 2008. The historical consolidated financial statement information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. Additionally, the historical consolidated financial information has been adjusted to give pro forma effect to the Ticketmaster Entertainment spin-off as if it had occurred on January 1, 2008. The notes to the unaudited pro forma condensed combined financial statements describe the pro forma amounts and adjustments presented below.

The combination of Live Nation and Ticketmaster Entertainment was structured as a merger of equals. For accounting purposes, however, one of the combining enterprises must be identified as the acquirer in accordance with the guidance of SFAS 141(R).

Under SFAS 141(R), in a business combination effected primarily by exchanging equity interests, the accounting acquirer usually is the entity that issues its equity interests. SFAS 141(R) also specifies that the following factors be considered in determining which combining company to treat as the acquirer for accounting purposes:

•	The relative voting rights in the combined entity after the business combination.

•	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

•	The composition of the governing body of the combined company.

•	The composition of the senior management of the combined company.

•	The terms of the exchange of equity interests, including payment of any premium.

•	The relative sizes of the combining entities.

Live Nation and Ticketmaster Entertainment analyzed each of these factors in determining which entity is the accounting acquirer. For further discussion of each of the criteria and the companies’ analysis of each factor, see “The Merger—Accounting Treatment” beginning on page 118.

Although management of Live Nation and Ticketmaster Entertainment consider the Merger to be a “merger of equals,” after consideration of all applicable factors pursuant to the guidance of SFAS 141(R), Live Nation and Ticketmaster Entertainment have determined Live Nation to be the deemed “accounting acquirer” in the Merger for accounting purposes, based on the factors described under “The Merger—Accounting Treatment” beginning on page 118.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Merger are based upon the acquisition method of accounting in accordance with SFAS 141(R) and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary acquisition-date fair value of the identifiable assets acquired, liabilities assumed and Ticketmaster Entertainment noncontrolling interests, including an amount for goodwill. The estimated purchase price was calculated based upon the closing price for Live Nation common stock of $8.25 on October 9, 2009. The final acquisition accounting amounts will be determined after the Merger is completed and after completion of an analysis of the fair value of Ticketmaster Entertainment’s assets and liabilities. In addition, the estimated purchase price itself is preliminary and will be adjusted based upon the price per share of Live Nation common stock on the date the Merger is completed and an adjustment to the exchange ratio as provided in the Merger Agreement. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the Merger is completed. The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the Merger. These financial statements also do not include any integration costs, dissynergies or estimated future transaction costs, except for fixed contractual transaction costs, that the companies may incur related to the Merger as part of combining the operations of the companies.

Ticketmaster Entertainment’s historical consolidated financial statements consolidate the results of Front Line from October 29, 2008, the date Ticketmaster Entertainment acquired additional equity interests in Front Line giving Ticketmaster Entertainment a controlling interest. Prior to October 29, 2008, Ticketmaster Entertainment accounted for its investment in Front Line using the equity method of accounting.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the financial information appearing under “Selected Historical Financial Data of Live Nation” beginning on page 24 and “Selected Historical Financial Data of Ticketmaster Entertainment” beginning on page 26 as well as Live Nation’s and Ticketmaster Entertainment’s historical consolidated financial statements and accompanying notes in their Annual Reports on Form 10-K, as amended, as of and for the year ended December 31, 2008, their Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2009 and Live Nation’s Current Report on Form 8-K dated May 28, 2009, in which certain previously reported financial information was retrospectively adjusted for adoption of new accounting pronouncements as well as for reclassifications to reflect business segment realignments in the first quarter of 2009.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

JUNE 30, 2009

	Historical		Pro Forma Adjustments- Ticketmaster Entertainment Spin-Off *	Pro Forma with Ticketmaster Entertainmnet Spin-Off	Pro Forma Adjustments- Acquisition Accounting		Pro Forma Combined
	Live Nation	Ticketmaster Entertainment
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$469,830	$616,072	$—	$1,085,902	$—		$1,085,902
Accounts receivable, net	250,545	120,909	—	371,454	—		371,454
Deferred income taxes	—	14,167	—	14,167	—		14,167
Prepaid expenses	524,526	85,592	—	610,118	(29,407	)(a)	580,711
Other current assets	53,942	3,870	—	57,812	—		57,812

Total current assets	1,298,843	840,610	—	2,139,453	(29,407)		2,110,046
Property, plant and equipment—net	883,114	110,414	—	993,528	3,935	(b)	997,463
Intangible assets
Intangible assets—net	503,502	318,295	—	821,797	347,523	(c)	1,169,320
Goodwill	202,302	469,053	—	671,355	375,435	(d)	1,046,790
Other long-term assets
Investments in nonconsolidated affiliates	17,287	16,652	—	33,939	—		33,939
Other long-term assets	231,536	111,621	—	343,157	(73,163	)(e)	269,994

Total assets	$3,136,584	$1,866,645	$—	$5,003,229	$624,323		$5,627,552

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$100,824	$480,221	$—	$581,045	$(22,434	)(f)	$558,611
Accrued expenses and other current liabilities	527,190	136,836	—	664,026	12,751	(g)	676,777
Deferred revenue	894,089	33,960	—	928,049	15,822	(h)	943,871
Current portion of long-term debt	52,467	—	—	52,467	—		52,467

Total current liabilities	1,574,570	651,017	—	2,225,587	6,139		2,231,726

Long-term debt, net of discount	738,996	865,000	—	1,603,996	(33,000	)(i)	1,570,996
Other long-term liabilities	106,134	21,167	—	127,301	15,220	(j)	142,521
Deferred taxes	34,893	56,653	—	91,546	126,083	(k)	217,629
Redeemable preferred stock	40,000	—	—	40,000	—		40,000

Redeemable preferred stock	—	13,009	—	13,009	(13,009	)(l)	—
Redeemable noncontrolling interests	—	45,736	—	45,736	16,290	(q)	62,026

Stockholders’ equity
Common stock	859	574	—	1,433	272	(m)	1,705
Additional paid-in capital	1,088,112	1,232,779	—	2,320,891	(517,611	)(n)	1,803,280
Retained deficit	(503,511)	(1,044,632)	—	(1,548,143)	1,029,773	(o)	(518,370)
Cost of shares held in treasury	(9,514)	—	—	(9,514)	—		(9,514)
Accumulated other comprehensive income (loss)	(1,245)	327	—	(918)	(327	)(p)	(1,245)

Total Live Nation and Ticketmaster Entertainment stockholders’ equity	574,701	189,048	—	763,749	512,107		1,275,856
Noncontrolling interests	67,290	25,015	—	92,305	(5,507	) (q)	86,798

Total stockholders’ equity	641,991	214,063	—	856,054	506,600		1,362,654

Total liabilities and stockholders’ equity	$3,136,584	$1,866,645	$—	$5,003,229	$624,323		$5,627,552

*	The Ticketmaster Entertainment spin-off occurred in 2008 and therefore there are no pro forma adjustments in 2009.

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

	Historical		Pro Forma Adjustments- Ticketmaster Entertainment Spin-Off		Pro Forma with Ticketmaster Entertainmnet Spin-Off	Pro Forma Adjustments- Acquisition Accounting		Pro Forma Combined
	Live Nation	Ticketmaster Entertainment
	(in thousands except per share data)
Revenue	$4,166,838	$1,454,525	$—		$5,621,363	$(83,077	)(r)	$5,538,286
Operating expenses:
Direct operating expenses	3,324,672	927,889	—		4,252,561	(120,335	)(s)	4,132,226
Selling, marketing, general and administrative expenses	707,849	292,685	—		1,000,534	12,030	(y)	1,012,564
Depreciation and amortization	147,467	94,003	—		241,470	50,348	(t)	291,818
Goodwill impairment	269,902	1,094,091	—		1,363,993	—		1,363,993
Loss on sale of operating assets	1,108	—	—		1,108	—		1,108

Operating loss	(284,160)	(954,143)	—		(1,238,303)	(25,120)		(1,263,423)
Interest expense	70,670	32,344	25,428	(u)	128,442	16,224	(u)	144,666
Interest income	(10,192)	(7,054)	(1,446	)(v)	(18,692)	—		(18,692)
Equity in earnings of nonconsolidated affiliates	(2,264)	(2,659)	—		(4,923)	—		(4,923)
Impairment of long-term investments	—	12,334	—		12,334	—		12,334
Other income—net	(28)	(4,914)	—		(4,942)	—		(4,942)

Loss from continuing operations before income taxes	(342,346)	(984,194)	(23,982)		(1,350,522)	(41,344)		(1,391,866)
Income tax expense (benefit)	(15,925)	25,627	(9,593	)(w)	109	(11,610	)(w)	(11,501)

Loss from continuing operations	(326,421)	(1,009,821)	(14,389)		(1,350,631)	(29,734)		(1,380,365)
Net income (loss) from continuing operations attributable to noncontrolling interests	1,426	(4,322)	—		(2,896)	(160	)(x)	(3,056)

Net loss from continuing operations attributable to Live Nation and Ticketmaster Entertainment	$(327,847)	$(1,005,499)	$(14,389)		$(1,347,735)	$(29,574)		$(1,377,309)

Net loss from continuing operations per common share attributable to common stockholders:
Basic and diluted	$(4.30)	$(17.84)						$(8.64	)(z)
Weighted average common shares outstanding:
Basic and diluted	76,228	56,353						159,354	(z)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

	Historical		Pro Forma Adjustments- Ticketmaster Entertainment Spin-Off *	Pro Forma with Ticketmaster Entertainmnet Spin-Off	Pro Forma Adjustments- Acquisition Accounting		Pro Forma Combined
	Live Nation	Ticketmaster Entertainment
	(in thousands except per share data)
Revenue	$1,562,273	$728,872	$—	$2,291,145	$(18,089	)(r)	$2,273,056
Operating expenses:
Direct operating expenses	1,218,723	453,367	—	1,672,090	(36,389	)(s)	1,635,701
Selling, marketing, general and administrative expenses	352,104	172,789	—	524,893	(31,225	)(y)	493,668
Depreciation and amortization	80,298	62,394	—	142,692	28,485	(t)	171,177
Gain on sale of operating assets	(986)	—	—	(986)	—		(986)

Operating income (loss)	(87,866)	40,322	—	(47,544)	21,040		(26,504)
Interest expense	33,264	33,575	—	66,839	3,897	(u)	70,736
Interest income	(1,671)	(1,368)	—	(3,039)	—		(3,039)
Equity in earnings of nonconsolidated affiliates	(1,483)	(1,888)	—	(3,371)	—		(3,371)
Other expense (income)—net	609	(3,539)	—	(2,930)	—		(2,930)

Income (loss) from continuing operations before income taxes	(118,585)	13,542	—	(105,043)	17,143		(87,900)
Income tax expense	11,380	5,721	—	17,101	1,616	(w)	18,717

Income (loss) from continuing operations	(129,965)	7,821	—	(122,144)	15,527		(106,617)
Net loss from continuing operations attributable to noncontrolling interests	(60)	(6,305)	—	(6,365)	(614	)(x)	(6,979)

Net income (loss) from continuing operations attributable to Live Nation and Ticketmaster Entertainment	$(129,905)	$14,126	$—	$(115,779)	$16,141		$(99,638)

Net income (loss) from continuing operations per common share attributable to common stockholders:
Basic	$(1.59)	$0.25					$(0.60	)(z)
Diluted	$(1.59)	$0.24					$(0.60	)(z)
Weighted average common shares outstanding:
Basic	81,618	57,330					166,180	(z)
Diluted	81,618	59,341					166,180	(z)

*	The Ticketmaster Entertainment spin-off occurred in 2008 and therefore there are no pro forma adjustments in 2009.

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1: Basis of Pro Forma Presentation

On February 10, 2009, Live Nation and Ticketmaster Entertainment entered into the Merger Agreement providing for the Merger of Ticketmaster Entertainment with and into a wholly-owned subsidiary of Live Nation, with such subsidiary as the surviving company. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Live Nation and Ticketmaster Entertainment as of June 30, 2009 and gives effect to the Merger as if it had been completed on June 30, 2009. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 combine the historical consolidated statements of operations of Live Nation and Ticketmaster Entertainment for their respective six months ended June 30, 2009 and year ended December 31, 2008 and give effect to the Merger as if it had been completed on January 1, 2008.

On August 20, 2008, IAC completed the Ticketmaster Entertainment spin-off. In connection with the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment extinguished all intercompany receivable balances due from IAC and its subsidiaries and raised $750 million through a combination of privately-issued debt securities and secured credit facilities. Due to the significance of the Ticketmaster Entertainment spin-off in 2008, the unaudited pro forma condensed combined financial statements reflect the Ticketmaster Entertainment spin-off as if it had occurred as of January 1, 2008. Ticketmaster Entertainment has recorded an adjustment to eliminate intercompany interest expense allocated by IAC to Ticketmaster Entertainment for the period from January 1, 2008 to August 20, 2008, the date of the Ticketmaster Entertainment spin-off. Additionally, Ticketmaster Entertainment has recorded pro forma interest expense assuming the Ticketmaster Entertainment financing agreements in connection with the spin-off and the amendments to those financing agreements in connection with the Merger had been effective as of January 1, 2008. Refer to Note 2 for additional discussion of pro forma adjustments.

On October 29, 2008, Ticketmaster Entertainment acquired additional equity interests in Front Line. The unaudited pro forma condensed combined financial statements do not give effect to the Front Line acquisition as of January 1, 2008 as the acquisition of Front Line was not considered a significant transaction within the meaning of Rule 3-05 of Regulation S-X.

Although management of Live Nation and Ticketmaster Entertainment consider the Merger to be a “merger of equals,” the Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with GAAP and Live Nation is the deemed “accounting acquirer” and Ticketmaster Entertainment is the deemed “accounting acquiree.”

Calculation of Estimated Consideration Transferred (in thousands except exchange ratio, share and per share amounts):

Ticketmaster Entertainment common stock outstanding	57,357,000	(1)
Exchange ratio	1.475	(1)

Number of shares of Live Nation common stock issued in the Merger	84,601,575	(2)
Per share price of Live Nation common stock on October 9, 2009	$8.25	(3)

Fair value of shares of Live Nation common stock issued in the Merger	$697,963
Fair value of exchanged equity awards	$11,638	(4)

Preliminary estimated consideration transferred	$709,601

(1)	Outstanding share number and hypothetical adjusted exchange ratio as of June 30, 2009. The exchange ratio will be adjusted as provided in the Merger Agreement to ensure that holders of Ticketmaster Entertainment common stock immediately prior to the Merger receive 50.01% of the voting power of the equity interests of the combined company, which voting equity interests are expected to consist solely of Live Nation common stock after the completion of the Merger. Also pursuant to the Merger Agreement, prior to the Merger all outstanding shares of Ticketmaster Entertainment Series A preferred stock will be exchanged for a note. See Note (2)(j) and (l).

Changes in the exchange ratio would increase or decrease the consideration transferred as follows:

% change in exchange ratio	-10%	+10%

Exchange ratio	1.327	1.623
Number of shares of Live Nation common stock issued in the Merger	76,112,739	93,090,411
Change in consideration transferred	$(70,033)	$ 70,033

(2)	No fractional shares of Live Nation common stock will be issued in connection with the Merger. The estimated potential cash payment for fractional shares is considered to be de minimis and has not been included in the pro forma balance sheet.

(3)	Under GAAP, the Live Nation common stock will be valued on the day the Merger is completed. Changes in the Live Nation stock price would increase or decrease the consideration transferred as follows:

% change in stock price	-50%	-10%	+10%	+50%

Stock price	$4.12	$7.42	$9.08	$12.38
Change in consideration transferred	$(349,405)	$(70,219)	$70,219	$349,405

(4)	Includes the fair value of Ticketmaster Entertainment equity awards to be exchanged for options to acquire 3,661,435 shares of Live Nation common stock and 271,000 shares of Live Nation common stock under restricted stock units, in each case with respect to Ticketmaster Entertainment equity awards vested as of June 30, 2009 or that will vest upon the closing of the Merger, based on a hypothetical adjusted exchange ratio of 1.475. The fair value of the vested stock options exchanged is included in the calculation of purchase consideration and was determined using the Black-Scholes option pricing model using a Live Nation share price of $8.25. The assumptions used an expected volatility rate of 39%, dividend yield of 0%, expected term of 6.25 years and a risk-free interest rate of 2.87%. Volatility is based on the historical and implied volatilities of stocks of similar companies since Live Nation does not have sufficient trading history to reasonably predict its own volatility. The risk-free rate is based on U.S. Treasury yields for notes with comparable terms as the awards in effect at the measurement date. Live Nation used the simplified method for estimating the expected life within the valuation model which is the period of time that options granted are expected to be outstanding. Live Nation uses the simplified method to estimate the expected term as it does not have sufficient historical exercise data due to the limited period of time its equity shares have been publicly traded. The fair value of the portion of vested restricted stock units exchanged is included in the calculation of purchase consideration at a fair value equal to an unrestricted Live Nation share, which is $8.25. The fair value of the exchanged equity awards does not include Live Nation common stock issuable in respect of Ticketmaster Entertainment equity awards unvested as of June 30, 2009 that will not vest upon the closing of the Merger.

The following table summarizes the estimated acquisition-date fair value of the identifiable assets acquired, liabilities assumed and Ticketmaster Entertainment noncontrolling interests including an amount for recognized goodwill (in thousands):

Fair value of estimated consideration transferred		$709,601
Fair value of Ticketmaster Entertainment noncontrolling interests		81,534

Recognized fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	616,072
Accounts receivable	120,909
Current deferred income tax assets	14,167
Prepaid expenses	56,185
Other current assets	3,870
Property, plant and equipment	114,349
Intangible assets	665,818
Investments in nonconsolidated affiliates	16,652
Other long-term assets	38,458
Accounts payable	(480,221)
Accrued expenses and other current liabilities	(141,141)
Deferred revenue	(27,348)
Long-term debt	(832,000)
Other long-term liabilities	(36,387)
Long-term deferred tax liabilities	(182,736)	(53,353)

Goodwill		$844,488

Amortization of intangible assets with definite lives is based on the nature of the applicable intangible asset and expected future cash flows derived from the intangible asset. In estimating the fair value of the acquired intangible assets, Live Nation utilized the valuation methodology determined to be most appropriate for the individual intangible asset being valued; refer to the table below for the specific methodology employed for each individual intangible asset category. In performing the valuation analyses, Live Nation considered the expected use of the asset, any legal, regulatory or contractual provisions that may impact the cash flow to be derived from the asset, and significant market trends impacting Ticketmaster Entertainment. The intangible asset valuations were based on the most recent valuation analyses performed by Ticketmaster Entertainment. In the fourth quarter of 2008, Ticketmaster Entertainment performed a Step II impairment analysis of its Ticketing reporting unit. The intangible assets attributable to the Artist Management reporting unit were valued at the time of acquisition of a controlling interest in Front Line on October 29, 2008. For purposes of these pro forma statements, Live Nation has taken these valuations and updated forecasts and discount rates to arrive at an updated business enterprise value. Since the assumptions used for the definite- and indefinite-lived intangible assets are essentially unchanged, Live Nation applied a proportional amount of the change in the business enterprise valuation to each intangible asset, which Live Nation believes is reasonable for purposes of these pro forma disclosures.

The primary assumptions used by Ticketmaster Entertainment in the fourth quarter of 2008 for the determination of the definite- and indefinite-lived intangible assets were generally based upon the present value of anticipated cash flows discounted at rates ranging from 12% to 17%. Estimated years of projected earnings generally follow the range of estimated remaining useful lives for each intangible asset class.

These estimated fair values are considered preliminary and are subject to change at the closing date of the Merger. Changes in fair value of the acquired intangible assets may be material. Determination of the estimated remaining useful lives of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. The acquired intangible assets include the following:

	Valuation Method	Estimated Fair Value	Estimated Remaining Useful Lives(1)
		(in thousands)	(years)
Venue and promoter contracts	Multi-period Excess Earnings (3)	$71,564	3
Non-compete agreements	With & Without – DCF (4)	15,141	1 to 5
Distribution agreements	Multi-period Excess Earnings (3)	4,900	1
Technology	Relief-from Royalty (5)	67,810	1 to 3
Trademarks and trade names (definite-lived)	Relief-from Royalty (5)	17,190	2 to 9
Customer relationships	Multi-period Excess Earnings (3)	55,719	1 to 9
Broker relationships	Multi-period Excess Earnings (3)	40,873	11 to 12
Artist relationships	Multi-period Excess Earnings (3)	165,865	2 to 19
Other	Carrying Value (2)	2,756	1 to 10

Total acquired definite-lived intangible assets		441,818
Trade names (indefinite-lived)	Relief-from Royalty (5)	224,000	N/A

Total acquired intangible assets		$665,818

(1)	Determination of the estimated remaining useful lives of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset.
(2)	Other intangible assets have been valued at the carrying value as of June 30, 2009, as Live Nation believes this approximates the fair value of the underlying intangible assets.
(3)	The multi-period excess earnings method estimates an intangible asset’s value based on the present value of the prospective net cash flows (or excess earnings) attributable to it.

i)	Venue and promoter contracts: The valuation attributed to venue and promoter contracts was based on projected net cash inflows from contracts Ticketmaster Entertainment has in place with various promoters, sports teams, and venue locations around the world.

ii)	Distribution agreements: The valuation attributed to distribution agreements was based on projected net cash inflows from agreements Ticketmaster Entertainment has with domestic and international ticketing outlets to distribute tickets on its behalf.

iii)	Customer relationships: The valuation attributed to customer relationships was based on projected net cash inflows generated from three separate revenue streams: providing automated ticketing technology, selling VIP ticketing packages to concertgoers, and selling merchandise through retail channels.

iv)	Broker relationships: The valuation attributed to broker relationships was based on projected net cash inflows from secondary ticketing brokers.

v)	Artist relationships: The valuation attributable to the artist relationships was based on projected net cash inflows to be realized from the existing relationships that artist managers have developed with their artist clients. Ticketmaster Entertainment estimated that the touring cycle is generally three years from the release of a new album. At the conclusion of each three-year cycle, there is a possibility that the individual artist will elect to end the relationship with the artist’s manager based on whether the artist has a continuing interest in touring, or simply would prefer alternative representation. Ticketmaster Entertainment grouped the artists into three categories by age and then estimated an artist renewal rate to be applied after each three-year cycle to account for the declining probability of the relationship continuing into the next cycle.

(4)	The with & without – DCF method is a specific application of the discounted cash flow method that compares the present values of the debt-free net cash flows with and without the asset being valued and treats the difference as the asset’s fair value.

i)	Non-compete agreements: The valuation attributed to the non-compete agreements was based on projected net cash inflows from agreements from certain key executives or individuals not to enter into, or consult on behalf of, any business venture in competition with their existing business.

(5)	The relief-from royalty method estimates an intangible asset’s value based on the cost savings realized by its owner as a result of not having to pay a royalty to another party for using the asset.

i)	Technology: The valuation attributed to technology was based on projected net cash inflows from royalty savings realized by Ticketmaster Entertainment as a result of developing its own proprietary ticketing applications, printing technology and website technology.

ii)	Trademarks and trade names (definite-lived): The valuation attributed to certain trademarks and trade names obtained through acquisitions made by Ticketmaster Entertainment was based on projected net cash inflows from royalty savings realized by Ticketmaster Entertainment from the name recognition associated with the respective entities. Ticketmaster Entertainment projected earnings attributable to the acquired trade names and then applied a royalty rate of 3% to these earnings.

iii)

Trade names (indefinite-lived): The valuation attributed to indefinite-lived trade names was based on projected net cash inflows from royalty savings realized by Ticketmaster Entertainment from the strong name recognition associated with its various entities, as well as the various Internet domains owned by

Ticketmaster Entertainment. Ticketmaster Entertainment projected earnings attributable to the Ticketmaster Entertainment trade names and then applied a royalty rate of 3% to these earnings.

Note 2: Pro Forma Adjustments (in thousands, except percentages and share data)

Adjustments to Balance Sheets

(a)	Represents the following adjustments to prepaid expenses:

Elimination of Ticketmaster Entertainment historical current non-recoupable contract advances (a1)	$(24,956)
Elimination of Ticketmaster Entertainment historical current deferred financing fees	(4,451)

Adjustment to prepaid expenses	$(29,407)

(a1)  Non-recoupable contract advances are paid to Ticketmaster Entertainment’s clients in return for the clients entering into long-term, exclusive ticketing agreements. Ticketmaster Entertainment’s non-recoupable contract advances are expensed over the applicable contract periods and Ticketmaster Entertainment’s historic balances are presented net of this expense. The historic non-recoupable contract advances have been eliminated and intangible assets associated with the long-term ticketing agreements have been established at fair value as part of acquisition accounting. See footnote (c) below.

(b)	Represents the adjustment of Ticketmaster Entertainment’s historical property, plant and equipment to fair value.

(c)	Represents the adjustment of Ticketmaster Entertainment’s intangible assets to fair value. Adjustment includes the fair value of venue and promoter contracts of $71,564.

(d)	Represents estimated goodwill of $844,488, measured as the excess of the estimated consideration transferred plus the fair value of the Ticketmaster Entertainment noncontrolling interest over the net of the estimated acquisition-date amounts of the identifiable assets acquired and liabilities assumed measured at fair value, and the elimination of Ticketmaster Entertainment historical goodwill of $469,053. The goodwill arising from the Merger consists largely of the synergies expected from combining the operations of Live Nation and Ticketmaster Entertainment. The anticipated synergies primarily relate to redundant staffing and related internal support costs, redundant locations, redundant systems and IT costs, purchasing economies of scale and expanded sponsorship revenue opportunities as well as an assembled workforce. Of the total amount of goodwill recognized in connection with the Merger, approximately $32,594 is expected to be deductible for tax purposes. Management of Live Nation and Ticketmaster Entertainment have not yet concluded on the reportable segments for the combined company and are therefore not able to provide goodwill by reportable segment. Once the Merger has been completed, the management of the combined company will make that determination pursuant to the requirements of SFAS No. 142 and the recognized goodwill will be assigned to the reportable segment(s) as appropriate.

(e)	Represents the following adjustments to other long-term assets:

Elimination of Ticketmaster Entertainment historical long-term non-recoupable contract advances (see footnote (a1) above)	$(54,289)
Elimination of Ticketmaster Entertainment historical long-term deferred financing fees	(18,874)

Adjustment to other long-term assets	$(73,163)

(f)	Represents the adjustment to eliminate intercompany accounts payable from Ticketmaster Entertainment to Live Nation. See footnote (h) below for the corresponding elimination entry by Live Nation.

(g)	Represents the following adjustments to accrued expenses and other current liabilities:

Liability for expected cash payment to Live Nation Chief Executive Officer in connection with the Merger (g1)	$3,000
Liability for expected cash payment to Ticketmaster Entertainment Chief Executive Officer in connection with the Merger (g2)	2,000
Liability for fixed contractual merger transaction costs remaining to be paid	3,500
Liability for Live Nation equity issuance costs	1,946
Liability assumed for Ticketmaster Entertainment current contingent earn-outs (g3)	2,698
Less: Elimination of Ticketmaster Entertainment historical current straight-line lease accruals	(393)

Adjustment to accrued expenses and other current liabilities	$12,751

(g1)  Upon completion of the Merger, the Live Nation Chief Executive Officer will receive a one-time cash bonus under the terms of his post-Merger employment agreement. See footnote (o1) below.

(g2)  Upon completion of the Merger, the Ticketmaster Entertainment Chief Executive Officer will receive a one-time cash bonus under the terms of his current employment agreement. This adjustment has been recorded in acquisition accounting as it is considered an acquired liability since it is a commitment entered into by Ticketmaster Entertainment prior to the Merger.

(g3)  Fair value of the contingent earn-outs was determined by considering the probability of achieving post-acquisition operating results targets, as defined in the applicable purchase agreements.

(h)	Represents the following adjustments to deferred revenue:

Reclassification to deferred revenue for amounts owed to Live Nation by Ticketmaster Entertainment for ticket sales for future events	$22,434
Adjustment of Ticketmaster Entertainment historical deferred revenue to fair value (h1)	(6,612)

Adjustment to deferred revenue	$15,822

(h1)  Remaining deferred revenue acquired primarily consists of unredeemed gift cards issued by Ticketmaster Entertainment. Live Nation estimated the fair value of Ticketmaster Entertainment deferred revenue by reviewing the level of remaining client service obligations and determining a reasonable profit margin to be recognized prospectively for related contracts and reduced the carrying value for those where significant services had already been performed.

(i)	Represents the entry to adjust Ticketmaster Entertainment’s $300,000 aggregate principal amount of Ticketmaster Entertainment Senior Notes to fair value. The fair value of the Ticketmaster Entertainment Senior Notes was estimated by obtaining a third party market quote as of June 30, 2009. The face values of Ticketmaster Entertainment’s Term Loan A, Term Loan B and revolving credit facility approximate fair value giving effect to the amendment to the credit facility that will be effective at the time of the Merger. See footnote (u) below.

(j)	Represents the following adjustments to other long-term liabilities:

Exchange of Ticketmaster Entertainment Series A preferred stock for a note prior to the Merger (see footnote (l) below)	$13,009
Liability assumed for Ticketmaster Entertainment non-current contingent earn-outs (see footnote (g1) above)	4,336
Liability related to restricted stock guarantee to Ticketmaster Entertainment CEO in connection with the Merger (j1)	2,439
Less: Elimination of Ticketmaster Entertainment historical non-current straight-line lease accruals	(4,564)

Adjustment to other long-term liabilities	$15,220

(j1)   In connection with its acquisition of a controlling interest in Front Line on October 29, 2008, Ticketmaster Entertainment issued one million restricted shares of Ticketmaster Entertainment common stock to the Ticketmaster Entertainment Chief Executive Officer, which generally vest in full on the fifth anniversary of the issuance date. In connection with the Merger, Ticketmaster Entertainment agreed to guarantee a valuation of the one million restricted shares of Ticketmaster Entertainment common stock of no less than $15,000 upon a specified measurement date. As a result of the guarantee, the award is classified as a liability. Live Nation has recognized a liability that is equal to the modified award’s modification-date fair value, multiplied by the percentage of the requisite service provided. The modification-date fair value of $18,293 was calculated as the present value of the $15,000 guaranteed value plus the estimated fair value related to the potential growth of the underlying restricted common shares in excess of the $15,000 guarantee. As of June 30, 2009, the Ticketmaster Entertainment Chief Executive Officer has provided approximately eight months of the sixty-month requisite service period.

(k)	Represents deferred tax effects of all taxable and deductible temporary differences net of valuation allowances determined by applying a combined federal and state tax rate of 40% to applicable pro forma adjustments. Temporary differences that give rise to the net increase in deferred tax liabilities include differences arising from the assignment of financial reporting values in pro forma adjustments to specific assets and liabilities for which there is no corresponding increase or decrease in tax basis as follows:

Definite-lived intangible assets	$139,009
Non-recoupable advances	(31,698)
Long-term debt	13,200
Non-cash compensation	8,701
Deferred financing costs	(9,330)
Property, plant and equipment	1,574
All other increases	4,627

Adjustment to long-term deferred tax liability	$126,083

(l)	Represents the adjustment to Ticketmaster Entertainment Series A preferred stock for changes to Ticketmaster Entertainment Chief Executive Officer’s compensation in connection with the Merger. At the time it entered into the Merger Agreement, Ticketmaster Entertainment entered into a letter agreement with its Chief Executive Officer pursuant to which all shares of outstanding Ticketmaster Entertainment Series A preferred stock will be exchanged prior to the completion of the Merger for a Ticketmaster Entertainment note bearing interest at 3% per annum. A pro forma adjustment has been made in the unaudited pro forma condensed combined balance sheet to classify, as a note, the fair value of that portion of the Ticketmaster Entertainment Series A preferred stock allocated to the requisite service period that has accreted through June 30, 2009.

This change in award from an equity instrument to a liability instrument qualifies as a modification in accordance with SFAS No. 123R. As a result, on the modification date, a liability is recognized equal to the portion of the award attributed to past service multiplied by the award’s fair value. A pro forma adjustment of $13,009 has been recorded to classify, as a note, the fair value of that portion of the Ticketmaster Entertainment Series A preferred stock allocated to the requisite service period that has accreted through June 30, 2009. The difference between the face value of the $35,000 note and the opening liability of $13,009 in acquisition accounting results in remaining unrecognized compensation expense of $21,991, which subsequent to the modification, will be recognized on a straight-line basis as the remaining service requirement is performed through October 1, 2013. The amount of the note liability will be increased as this compensation expense is recognized along with applicable interest expense on the note. The estimated fair value of the note is subject to change based upon the timing of the note’s conversion.

(m)	Represents the following adjustments to common stock:

Issuance of 84,601,575 shares of Live Nation common stock to Ticketmaster Entertainment stockholders (see Note 1 for calculation of Live Nation shares issued)	$846
Less: Elimination of Ticketmaster Entertainment historical common stock	(574)

Adjustment to common stock	$272

(n)	Represents the following adjustments to additional paid-in capital:

Estimated consideration transferred (see Note 1)	$709,601
Less: par value of Live Nation common stock issued	(846)
Less: Elimination of Ticketmaster Entertainment historical additional paid-in capital	(1,232,779)
Live Nation equity issuance costs reflected as a reduction of the fair value of the equity issued	(1,946)
Acceleration of vesting of Live Nation equity awards upon Merger based on employment contract change in control provisions	8,359

Adjustment to additional paid-in capital	$(517,611)

(o)	Represents the following adjustments to retained deficit:

Elimination of Ticketmaster Entertainment historical retained deficit	$1,044,632
Expense for expected cash payment to Live Nation Chief Executive Officer in connection with the Merger (o1)	(3,000)
Expense for fixed contractual merger transaction costs remaining to be paid (o2)	(3,500)
Acceleration of vesting of Live Nation equity awards upon Merger based on employment contract change in control provisions (o3)	(8,359)

Adjustment to retained deficit	$1,029,773

(o1)	This adjustment will be charged to selling, marketing, general and administrative expenses in the Statement of Operations at the time of the closing of the Merger, but has not been included in the pro forma Statement of Operations because it does not have a continuing impact. See footnote (g1) above.

(o2)	This adjustment will be charged to selling, marketing, general and administrative expenses in the Statement of Operations at the time of the closing of the Merger, but has not been included in the pro forma Statement of Operations because it does not have a continuing impact.

(o3)

The adjustment for the acceleration of vesting of Live Nation equity awards was calculated using the unrecognized expense at June 30, 2009 for each award. The grant-date fair values of these awards, based on a Black-Scholes valuation, are being expensed on a straight-line basis over the vesting period. The awards accelerated represent 1,383,750 stock options, 475,000 restricted stock and 325,000 performance-based restricted stock awards. This adjustment will be charged to selling, marketing, general and administrative expenses on the Statement of Operations at the time of the closing of the Merger, but has not been included in the pro forma Statement of Operations because it does not have a continuing impact.

(p)	Represents the adjustment to eliminate Ticketmaster Entertainment’s historical accumulated other comprehensive income.

(q)	Represents the following adjustments to redeemable noncontrolling interests and noncontrolling interests:

Reclassification from noncontrolling interests and additional paid-in capital to redeemable noncontrolling interests (q1)	$10,039
Adjustment of Ticketmaster Entertainment historical redeemable noncontrolling interests to fair value (q2)	6,251

Adjustment to redeemable noncontrolling interests	$16,290

Reclassification from noncontrolling interests to redeemable noncontrolling interests (q1)	$(8,266)
Adjustment of Ticketmaster Entertainment historical noncontrolling interests to fair value (q2)	2,759

Adjustment to noncontrolling interests	$(5,507)

(q1)	Represents the reclassification from noncontrolling interests to redeemable noncontrolling interests related to the Ticketmaster Entertainment Chief Executive Officer’s employment agreement in connection with the Merger. As of June 30, 2009, the Ticketmaster Entertainment Chief Executive Officer owns 10,542 shares of common stock in Front Line, 15,376 restricted shares of Front Line common stock, which vest in full on October 29, 2013, and 3,402 options in Front Line common stock that vest ratably through March 20, 2010. Prior to modifications outlined in the Ticketmaster Entertainment Chief Executive Officer’s employment agreement, 50% of the common stock, restricted common stock and options held by the Ticketmaster Entertainment Chief Executive Officer included a redemption feature and were thus accounted for as redeemable noncontrolling interests. The 50% of the Front Line common stock that did not include a redemption feature were accounted for as noncontrolling interests. As outlined in the Ticketmaster Entertainment Chief Executive Officer’s employment agreement signed in connection with the Merger, 100% of the Front Line common stock, restricted common stock and options owned by the Ticketmaster Entertainment Chief Executive Officer will include a redemption feature and should be accounted for as redeemable noncontrolling interests. The reclassification adjustment to remove $8,266 from noncontrolling interests to redeemable noncontrolling interests represents 50% of the Ticketmaster Entertainment Chief Executive Officer’s common stock in Front Line following the fair value adjustment described in footnote (q2). An additional reclassification adjustment to remove $1,773 from additional paid-in capital to redeemable noncontrolling interests is equal to the inception-to-date compensation expense recognized for the 50% of the restricted common stock and options in Front Line that did not previously include a redemption feature. The pro forma financial statements do not reflect a corresponding adjustment in additional paid-in capital for the $1,773 as Ticketmaster Entertainment’s additional paid-in capital is not recorded in acquisition accounting.

(q2)	Represents the adjustments to record the noncontrolling interests not held by Ticketmaster Entertainment at fair value in accordance with acquisition accounting. The fair values of the noncontrolling interests were based on the acquisition of Front Line on October 29, 2008, discounted by approximately 29% to effect for control and liquidity premiums. A formal valuation will be performed upon consummation of the Merger and the results could differ materially.

Adjustments to Statements of Operations

(r)	Represents the elimination of intercompany revenue between Live Nation and Ticketmaster Entertainment.

(s)	Represents the following adjustments to direct operating expenses:

	Year Ended December 31, 2008	Six Months Ended June 30, 2009
Elimination of Ticketmaster Entertainment’s expense for non-recoupable advances due to elimination of assets in acquisition accounting	$(37,258)	$(18,300)
Elimination of intercompany direct operating expenses between Live Nation and Ticketmaster Entertainment	(83,077)	(18,089)

Adjustment to direct operating expenses	$(120,335)	$(36,389)

(t)	Represents the adjustment to amortization expense as a result of fair value adjustments to intangible assets:

	Fair Value Adjustments as of June 30, 2009	Remaining Weighted- Average Life (years)	Amortization Expense (t1)
			Year Ended December 31, 2008	Six Months Ended June 30, 2009
Venue and promoter contracts	$71,564	3.0	$23,855	$11,927
Non-compete agreements (t2) (t3)	5,635	2.8	23	352
Distribution agreements	3,451	0.7	3,451	—
Technology	54,562	2.2	24,349	12,174
Trademarks and trade names (definite-lived)	(3,449)	8.2	(420)	(210)
Customer relationships (t2) (t3)	15,354	4.6	(114)	1,930
Broker relationships	(16,366)	10.9	(1,498)	(749)
Artist relationships (t2) (t3)	56,151	5.1	782	3,101
Other	(794)	7.9	(80)	(40)

Total acquired definite-lived intangible assets	$186,108		$50,348	$28,485

(t1)	Amortization expense related to these definite-lived intangible assets is recognized over the shorter of either the respective lives of the agreements or the period of time the assets are expected to contribute to future cash flows.
(t2)	Ticketmaster Entertainment acquired Front Line in October 2008. Amortization related to Front Line intangible assets is included from the acquisition date forward.
(t3)	Ticketmaster Entertainment acquired an artist management company in April 2009. Amortization related to the artist management company is included from the date of acquisition forward.

The above adjustments to recognize amortization expense for intangible assets recognized in the acquisition for the year ended December 31, 2008 and the six months ended June 30, 2009 were based on adjusted fair value of the definite-lived intangible assets specified on page 324 amortized over the estimated remaining useful lives of each asset category. The fair value adjustment of $186,108 for acquired definite-lived intangible assets is being recognized over a weighted-average amortization period of 2.7 years.

(u)	Represents the adjustment to record interest expense assuming the below described financing agreements in connection with the Ticketmaster Entertainment spin-off and the amendment to the Ticketmaster Entertainment credit facility in connection with the closing of the Merger as if each had been completed as of January 1, 2008. The adjustment to pro forma interest expense also includes the additional accretion from the discount recorded on the Ticketmaster Entertainment Senior Notes in acquisition accounting as the fair value is less than face value.

	Year Ended December 31, 2008	Six Months Ended June 30, 2009
Interest expense related to financing agreements in connection with Ticketmaster Entertainment spin-off (u1)	$25,428	$—

Adjustment to interest expense – Ticketmaster Entertainment spin-off	$25,428	$—

Interest expense related to amendments to Ticketmaster Entertainment’s credit facilities in connection with the Merger (u2)	$14,082	$4,066
Adjustment to reverse amortization of Ticketmaster Entertainment historical deferred financing fees (u3)	(1,697)	(2,229)
Accretion of Ticketmaster Entertainment Senior Notes discount (u4)	2,789	1,535
Interest expense related to exchange of Ticketmaster Entertainment Series A preferred stock for a note (see notes (j) and (l) above) (u5)	1,050	525

Adjustment to interest expense – Acquisition Accounting	$16,224	$3,897

(u1)	In connection with the Ticketmaster Entertainment spin-off, on July 25, 2008, Ticketmaster Entertainment issued $300,000 aggregate principal amount of the Ticketmaster Entertainment Senior Notes. Also in connection with the Ticketmaster Entertainment spin-off, on July 25, 2008, Ticketmaster Entertainment entered into a Credit Agreement with a syndicate of banks which consisted of a $100,000 Term Loan A with a maturity of five years, a $350,000 Term Loan B with a maturity of six years and a $200,000 revolving credit facility with a maturity of five years which, collectively with the Term Loan A and Term Loan B, is referred to as the Ticketmaster Entertainment credit facility. The interest rates on the Term Loan A and revolving credit facility are based on spreads over LIBOR that depend on Ticketmaster Entertainment’s Consolidated Total Leverage Ratio (as defined in the Ticketmaster Entertainment credit facility). The initial interest rate on the Term Loan A was LIBOR plus 3.00% and the interest rate on the Term Loan B was LIBOR plus 3.25%. Ticketmaster Entertainment borrowed $15,000 under the revolving credit facility in connection with the Ticketmaster Entertainment spin-off and subsequently borrowed an additional $100,000. The initial interest rate on the outstanding borrowings under the revolver was LIBOR plus 2.25%.

The adjustment to pro forma interest expense for the portion related to financing agreements in connection with the Ticketmaster Entertainment spin-off was calculated using the effective interest method for the year ended December 31, 2008 as if the Ticketmaster Entertainment spin-off had been completed as of January 1, 2008. The underlying interest rate on the Ticketmaster Entertainment Senior Notes was the stated rate of 10.75% and the underlying interest rates on the Term Loan A and Term Loan B were the 3-month LIBOR rate as of June 30, 2009 of 0.62% plus the applicable margins of 3.00% and 3.25%, respectively. The adjustment to pro forma interest expense for the year ended December 31, 2008 included an additional $562 attributed to the revolving credit facility. The following table presents the significant components of the adjustment to pro forma interest expense for the portion related to financing agreements in connection with the Ticketmaster Entertainment spin-off for the twelve months ended December 31, 2008:

Interest expense related to financing agreement in connection with Ticketmaster Entertainment spin-off	Pro forma interest expense for twelve months ended December 31, 2008	Actual interest expense for twelve months ended December 31, 2008	Pro forma adjustment
$100 million 2008 Term Loan A, due July 25, 2013 (Pro forma amount calculated as: $100 million principal x 3.6207% interest rate)	$3,621	$2,225	$1,396
$350 million 2008 Term Loan B, due July 25, 2014 (Pro forma amount calculated as: $350 million principal x 3.8707% interest rate)	13,547	8,441	5,106
10.75% Senior Notes due July 28, 2016 (Pro forma amount calculated as actual year-to-date expense through June 30, 2009 of $16,215, annualized for twelve months ended December 31, 2008)	32,429	14,065	18,364
$200 million 2008 Revolver, due July 25, 2013 (Pro forma amount calculated as actual year-to-date expense through June 30, 2009 of $503, annualized for twelve months ended December 31, 2008)	1,006	444	562

Subtotal—Pro forma to interest expense—debt incurred due to Ticketmaster Entertainment spin-off	$50,603	$25,175	$25,428

(u2)	On May 12, 2009, Ticketmaster Entertainment and the required lenders entered into an amendment to the Ticketmaster Entertainment credit facility to allow the Ticketmaster Entertainment credit facility to remain in effect after the completion of the Merger with no default or event of default under the Ticketmaster Entertainment credit facility resulting from the Merger. The amendment to the Ticketmaster Entertainment credit facility will at the time of the Merger increase all interest rate spreads under the Ticketmaster Entertainment credit facility by 1.25%. In addition, the amended terms related to Term Loan A, Term Loan B and the revolving credit facility include a LIBOR floor of 2.50%. For further discussion of the amendment to the Ticketmaster Entertainment credit facility, see “The Merger—Consents and Amendments Under Ticketmaster Entertainment Credit Facility” beginning on page 117. The amendment to the Ticketmaster Entertainment credit facility will also result in fees payable to the lenders and the incurrence of other costs which are currently being negotiated, none of which are included in the unaudited pro forma condensed combined financial statements.

The adjustment to pro forma interest expense for the portion related to the amendment to the Ticketmaster Entertainment credit facility in connection with the closing of the Merger was calculated using the effective interest method for the year ended December 31, 2008 and for the six months ended June 30, 2009, respectively. The underlying interest rates on the Term Loan A and Term Loan B were the LIBOR floor of 2.50%, as the 3-month LIBOR rate in effect at June 30, 2009 was less than the floor, plus the applicable margins of 4.25% and 4.50%, respectively. The following table presents the significant components of the adjustment to pro forma interest expense for the portion related to the amendment to the Ticketmaster Entertainment credit facility for the twelve months ended December 31, 2008 and six months ended June 30, 2009:

Interest expense related to amendment of Ticketmaster Entertainment’s credit facilities in connection with the Merger	Pro forma interest expense for twelve months ended December 31, 2008	Actual interest expense for twelve months ended December 31, 2008	Pro forma adjustment
$100 million 2008 Term Loan A, due July 25, 2013 (Pro forma amount calculated as: $100 million principal x 6.75% interest rate, less pro forma interest of $3,621 from the Ticketmaster Entertainment spin-off)	$3,129	$—	$3,129
$350 million 2008 Term Loan B, due July 25, 2014 (Pro forma amount calculated as: $350 million principal x 7.00% interest rate, less pro forma interest of $13,547 from the Ticketmaster Entertainment spin-off)	10,953	—	10,953

Subtotal—Pro forma to interest expense—debt incurred due to Ticketmaster Entertainment spin-off	$14,082	$—	$14,082

Interest expense related to amendment of Ticketmaster Entertainment’s credit facilities in connection with the Merger	Pro forma interest expense for six months ended June 30, 2009	Actual interest expense for six months ended June 30, 2009	Pro forma adjustment
$100 million 2008 Term Loan A, due July 25, 2013 (Pro forma amount calculated as: $100 million principal x 6.75% interest rate, adjusted for six months)	$3,375	$2,373	$1,002
$350 million 2008 Term Loan B, due July 25, 2014 (Pro forma amount calculated as: $350 million principal x 7.00% interest rate, adjusted for six months)	12,250	9,186	3,064

Subtotal—Pro forma to interest expense—debt incurred due to Ticketmaster Entertainment spin-off	$15,625	$11,559	$4,066

(u3)	Reflects the reversal of the related amortization expense as a result of the elimination of the historical deferred financing fees in acquisition accounting.

(u4)	Represents the adjustment to record interest expense for additional accretion from the $33,000 discount recorded on the Ticketmaster Entertainment Senior Notes in acquisition as the fair value is less than the face value. The accretion of the discount has been calculated using the effective interest method over the term of the Ticketmaster Entertainment Senior Notes, which mature on July 28, 2016.

(u5)	The pro forma adjustment to recognize interest expense related to the note from the conversion of the Ticketmaster Entertainment Series A preferred stock is calculated as twelve months of 3% annual interest on the $35,000 note for the year ended December 31, 2008, and six months of 3% interest on the note for the six months ended June 30, 2009.

A one-eighth percentage change in LIBOR rate would increase or decrease interest expense by $557 and $279 for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

(v)	Represents the adjustment to eliminate intercompany interest expense allocated by IAC to Ticketmaster Entertainment as if the Ticketmaster Entertainment spin-off occurred on January 1, 2008.

(w)	Represents the income tax effects of the pro forma adjustments at the combined federal and state statutory rate of 40% for Ticketmaster Entertainment and the non-deductibility of certain non-cash compensation of $(511) and $(1,533) for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively, as a result of the Merger. No adjustment to reflect net tax effects for Live Nation was required principally due to the source of the adjustments, which are allocated to the U.S. and Live Nation’s net operating loss carryforward position and corresponding valuation allowances. Based on the current legal and tax structure of Live Nation and Ticketmaster Entertainment and the expected structure of the combined company post-Merger, the companies are not expected to file a consolidated tax return and accordingly, the tax impacts of the pro forma adjustments have been computed on a separate company basis.

(x)	Represents the adjustment to record the noncontrolling interests’ proportionate share in the additional Front Line amortization expense recorded as a result of fair value adjustments to intangible assets, net of related tax effects. Of the total pro forma adjustment to amortization expense in footnote (t), the amount attributable to Front Line’s intangible assets is equal to $1,509 and $5,791 for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Based on noncontrolling interests’ 17.67% ownership in Front Line, Live Nation calculated a gross adjustment to noncontrolling interests’ share of amortization expense of $267 and $1,023 for the year ended December 31, 2008 and the six-months ended June 30, 2009, respectively. The related income tax effect was calculated using the combined federal and state statutory rate of 40% for Ticketmaster Entertainment.

(y)	Represents the following adjustments to selling, marketing, general and administrative expenses:

	Year Ended December 31, 2008	Six Months Ended June 30, 2009
Elimination of Ticketmaster Entertainment Merger transaction costs	$—	$(14,398)
Elimination of Live Nation Merger transaction costs	—	(18,590)
Expense for expected recurring impact of salary and bonus adjustments and equity awards to management in connection with the Merger (y1)	12,030	1,763

Adjustment to selling, marketing, general and administrative expenses	$12,030	$(31,225)

(y1)		Year Ended December 31, 2008	Six Months Ended June 30, 2009
	Live Nation Chief Executive Officer
	Merger bonus (i)	$—	$—
	Closing restricted share grant (ii)	1,502	390
	Annual base salary (iii)	1,000	247
	Annual cash performance bonus and annual cash exceptional performance bonus (iv)	—	109
	Annual restricted stock grant (v)	—	—

	Ticketmaster Entertainment Chief Executive Officer
	October 29, 2008 Stock Option (vi)	—	—
	Annual base salary (vii)	—	—
	Annual bonus (viii)	—	—
	Merger bonus (ix)	—	—
	Azoff Restricted Common Stock (x)	3,354	915
	Ticketmaster Entertainment Note (xi)	4,134	(534)
	May 6, 2009 Ticketmaster Entertainment Equity Awards:
	- May 6, 2009 Stock Option (xii)	—	—
	- Additional RSUs (xiii)	—	—
	- Stock Growth RSUs (xiv)	1,600	416
	- Merger Milestone RSUs (xv)	440	220
	Front Line Put Rights (xvi)	—	—

		$12,030	$1,763

(i)	Upon completion of the Merger, the Live Nation Chief Executive Officer is entitled to receive a one-time cash bonus. See footnote (g1) and (o1) above for pro forma adjustment.

(ii)	Grant of 350,000 restricted common shares of the combined company vesting 25% per year, conditional upon the average closing stock price for Live Nation common stock over any consecutive 12-month period exceeding $20.00 per share. Live Nation calculated the fair value of the award based on its share price as of October 9, 2009 of $8.25 per share. The expense is recognized on an accelerated basis over the four-year vesting period.

(iii)	Represents the impact of an increased annual base salary to $2,000.

(iv)	Represents the increase related to (a) an annual cash performance bonus and (b) an annual cash exceptional performance bonus over the amounts currently recognized in the statement of operations.

(v)	Annual grant of 150,000 shares of restricted common stock is consistent with grants being received under pre-Merger employment agreement. No pro forma adjustment is required.

(vi)	Upon completion of the Merger, the option to purchase 2,000,000 shares of Ticketmaster Entertainment common stock granted on October 29, 2008 will vest in full. These shares have been included in the fair value of the exchanged equity awards included as part of the calculation of the estimated consideration transferred (see Note 1 (4)).

(vii)	There is no increase in annual base salary. No pro forma adjustment is required.

(viii)	An annual bonus opportunity targeted between $1,000 and $2,000 which will be subject to satisfaction of performance criteria to be established post-Merger. Since no such performance criteria have been established, no pro forma adjustment has been included.

(ix)	Upon completion of the Merger, the Ticketmaster Entertainment Chief Executive Officer is entitled to receive a one-time cash bonus. See footnote (g2) above for pro forma adjustment.

(x)	Modification of the 1,000,000 shares of restricted Ticketmaster Entertainment common stock granted on October 29, 2008 to guarantee the value of the shares at $15,000 upon a specified measurement date. See footnote (j1) above for further discussion. This stock grant was issued to the Ticketmaster Entertainment Chief Executive Officer as part of the consideration related to the acquisition by Ticketmaster Entertainment of a controlling interest in Front Line on October 29, 2008. These amounts are equal to the difference between the actual compensation expense recognized for the equity-classified awards and the compensation expense that would be recognized following the modification of this award. The historical financial statements for the twelve months ended December 31, 2008 included two months of expense related to the Azoff Restricted Common Stock since the Ticketmaster Entertainment Chief Executive Officer did not become an employee of Ticketmaster Entertainment until the date of the Front Line acquisition on October 29, 2008, thereby resulting in a higher pro forma adjustment than if he had been an employee for the full year in 2008. For the six months ended June 30, 2009, the historical financial statements included six months of expense, thereby resulting in a lower pro forma adjustment for the six months ended June 30, 2009 as compared to the twelve months ended December 31, 2008.

(xi)	Conversion of the Ticketmaster Entertainment Series A preferred stock into a note bearing interest at 3% per annum. This preferred stock was issued to the Ticketmaster Entertainment Chief Executive Officer as part of the consideration related to the acquisition by Ticketmaster Entertainment of a controlling interest in Front Line on October 29, 2008. The difference between the face value of the $35,000 note and the opening liability of $13,009 in acquisition accounting results in remaining unrecognized compensation expense of $21,991 (see footnote (l) for further discussion), which subsequent to the acquisition will be recognized on a straight-line basis as the remaining service requirement is performed through October 1, 2013. This adjustment reflects twelve months and six months of this expense for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. The historical financial statements for the twelve months ended December 31, 2008 included two months of expense related to the Ticketmaster Entertainment Note since the Ticketmaster Entertainment Chief Executive Officer did not become an employee of Ticketmaster Entertainment until the date of the Front Line acquisition on October 29, 2008, thereby resulting in a higher pro forma adjustment than if he had been an employee for the full year in 2008. For the six months ended June 30, 2009, the historical financial statements included six months of expense related to the Ticketmaster Entertainment Series A preferred stock. This historical expense exceeds the pro forma expense amount, thereby resulting in a negative pro forma adjustment for the six months ended June 30, 2009.

(xii)	Options to purchase 1,445,088 shares of Ticketmaster Entertainment common stock, with a per share exercise price of $7.55. The Ticketmaster Entertainment Chief Executive Officer retains these options, subject to applicable vesting conditions, whether or not the Merger occurs. Therefore, no pro forma adjustment is required.

(xiii)	200,000 Ticketmaster Entertainment restricted stock units. The Ticketmaster Entertainment Chief Executive Officer retains these restricted stock units, subject to applicable vesting conditions, whether or not the Merger occurs. Therefore, no pro forma adjustment is required.

(xiv)	Grant of 252,890 shares of Ticketmaster Entertainment common stock vesting 25% per year, conditional upon the average closing stock price for the combined company’s common stock over any consecutive 12-month period exceeding the product of $14.45 per share and the exchange ratio for the Merger. Live Nation calculated the fair value of the award based on its share price as of October 9, 2009 of $8.25 per share. The expense is recognized on an accelerated basis over the four-year vesting period.

(xv)	Merger milestone RSU grant of 144,509 shares of Ticketmaster Entertainment common stock which vests in annual installments on the first four anniversaries of the closing of the Merger, subject to satisfaction of applicable performance goals which have already been achieved. The fair value of the award was calculated based on its share price as of October 9, 2009 to be recognized on a straight-line basis over four years.

(xvi)	There is no statement of operations impact from the Front Line put rights. See footnote (q) above for further discussion.

(z)	Pro forma net loss from continuing operations per common share attributable to common stockholders was calculated by dividing pro forma net loss from continuing operations attributable to Live Nation and Ticketmaster Entertainment by the pro forma weighted average common shares outstanding as if the Merger had been completed on January 1, 2008 using the hypothetical adjusted exchange ratio of 1.475.

DESCRIPTION OF LIVE NATION CAPITAL STOCK

Below is a summary description of Live Nation’s capital stock. This description is not complete. You should read the full text of Live Nation’s amended and restated certificate of incorporation and amended and restated bylaws, which have been filed with the SEC, as well as the provisions of applicable Delaware law.

General

Live Nation’s authorized capital stock consists of 450,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of October 28, 2009, the most recent practicable date before the date of this joint proxy statement/prospectus, there were 84,540,589 shares of Live Nation common stock outstanding and no shares of Live Nation preferred stock outstanding. Live Nation may issue additional shares of common stock from time to time in acquisitions and other transactions.

Common Stock

Each share of Live Nation common stock entitles its holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding Live Nation preferred stock, the holders of Live Nation common stock are entitled to receive dividends when, as and if declared by the Live Nation board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding Live Nation preferred stock, the holders of Live Nation common stock will be entitled to a pro rata share in any distribution to stockholders. The holders of Live Nation common stock are not entitled to any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Live Nation common stock. All outstanding shares of Live Nation common stock are fully paid and non-assessable.

Preferred Stock

The Live Nation board of directors has the authority, without action by Live Nation stockholders, to designate and issue Live Nation preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of Live Nation common stock. It is not possible to state the actual effect of the issuance of any shares of Live Nation preferred stock upon the rights of holders of Live Nation common stock until the Live Nation board of directors determines the specific rights of the holders of Live Nation preferred stock. However, the effects might include, among other things:

•	restricting dividends on Live Nation common stock;

•	diluting the voting power of Live Nation common stock;

•	impairing the liquidation rights of Live Nation common stock; or

•	delaying or preventing a change in control of Live Nation without further action by its stockholders.

As of the Live Nation record date, no shares of Live Nation preferred stock are outstanding. Live Nation has no present plans to issue any shares of Live Nation preferred stock. Twenty million shares of Live Nation junior participating preferred stock are reserved for issuance upon exercise of Live Nation’s preferred share purchase rights. For further discussion of the Live Nation stockholder rights plan, see “Comparison of Rights of Live Nation Stockholders and Ticketmaster Entertainment Stockholders—Live Nation Stockholder Rights Plan” beginning on page 347.

Provisions of Live Nation’s Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities

In order to address potential conflicts of interest between Live Nation and Clear Channel, Live Nation’s certificate of incorporation contains provisions regulating and defining the conduct of Live Nation’s affairs as they may involve Clear Channel and its officers and directors and Live Nation’s powers, rights, duties and liabilities and those of its officers, directors and stockholders in connection with its relationship with Clear Channel. In general, these provisions recognize that Live Nation and Clear Channel may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors or both of Clear Channel serving as Live Nation’s officers or directors or both. Clear Channel’s radio business conducts concert events from time to time, however, and in the event that Clear Channel expands its operations in this area, it may compete with Live Nation.

Live Nation’s certificate of incorporation provides that, subject to any written agreement to the contrary, Clear Channel will have no duty to refrain from engaging in the same or similar business activities or lines of business as Live Nation or doing business with any of its clients, customers or vendors or employing or otherwise engaging or soliciting any of its officers, directors or employees.

If a Live Nation director or officer who is also a director or officer of Clear Channel learns of a potential transaction or matter that may be a corporate opportunity for both Live Nation and Clear Channel, Live Nation’s certificate of incorporation provides that Live Nation will have renounced its interest in the corporate opportunity unless that opportunity is expressly offered to that person in writing solely in his or her capacity as a Live Nation director or officer.

If a Live Nation director or officer who also serves as a director or officer of Clear Channel learns of a potential transaction or matter that may be a corporate opportunity for both Live Nation and Clear Channel, Live Nation’s certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to Live Nation and will not be liable to Live Nation or its stockholders for breach of fiduciary duty by reason of Clear Channel’s actions with respect to that corporate opportunity.

For purposes of Live Nation’s certificate of incorporation, “corporate opportunities” include, but are not limited to, business opportunities that Live Nation is financially able to undertake, that are, from their nature, in the same line of business, are of practical advantage to it and are ones in which Live Nation would have an interest or a reasonable expectancy.

The corporate opportunity provisions in Live Nation’s certificate of incorporation will expire on the date that no person who is a director or officer of Live Nation is also a director or officer of Clear Channel.

Provisions of Live Nation’s Certificate of Incorporation and Bylaws Restricting a Change of Control

Some provisions of Live Nation’s certificate of incorporation and bylaws, as well certain provisions of the DGCL, contain provisions that may have the effect of delaying, deferring or preventing a change in control of Live Nation. For a discussion of these provisions, see “Comparison of Rights of Live Nation Stockholders and Ticketmaster Entertainment Stockholders” beginning on page 341.

In addition, the authorization of undesignated preferred stock makes it possible for the Live Nation board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Live Nation. These and other provisions may have the effect of deterring hostile takeovers or delaying changes of control of Live Nation management.

Transfer Agent and Registrar

The transfer agent and registrar for Live Nation common stock is BNY Mellon Shareowner Services.

New York Stock Exchange Listing

Live Nation common stock is currently traded on the NYSE under the symbol “LYV,” although Live Nation may explore listing its common stock on another national securities exchange.

COMPARISON OF RIGHTS OF LIVE NATION STOCKHOLDERS

AND TICKETMASTER ENTERTAINMENT STOCKHOLDERS

Both Live Nation and Ticketmaster Entertainment are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. Upon the completion of the Merger, all outstanding shares of Ticketmaster Entertainment common stock will be converted into the right to receive the Merger consideration, which consists of Live Nation common stock. Therefore, upon the completion of the Merger, the rights of the former Ticketmaster Entertainment stockholders will be governed by Delaware law, Live Nation’s certificate of incorporation, as amended and restated, and Live Nation’s bylaws, as amended and restated, in each case, subject to the amendments thereto discussed above.

The following discussion is a summary of the current rights of Live Nation stockholders and the current rights of Ticketmaster Entertainment stockholders. While this summary includes the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, the relevant provisions of the DGCL and the other governing documents to which are referenced in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Live Nation and a stockholder of Ticketmaster Entertainment. Live Nation and Ticketmaster Entertainment have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 353.

Pursuant to the Merger Agreement and the Liberty Stockholder Agreement, prior to the completion of the Merger, Live Nation has agreed to take all actions necessary to cause the number of directors constituting the Live Nation board of directors to be 14. For further discussion of the size and composition of the Live Nation board of directors after the completion of the Merger, see “The Merger—Board of Directors and Executive Officers of Live Nation After the Completion of the Merger; Amendments to Live Nation’s Bylaws” and “Agreements Related to the Merger—Liberty Stockholder Agreement” beginning on pages 103 and 146, respectively. For a discussion of proposed amendments to the amended and restated bylaws of Live Nation and the amended and restated certificate of incorporation of Live Nation, see “The Merger—Board of Directors and Executive Officers of Live Nation After the Completion of the Merger; Amendments to Live Nation’s Bylaws” and “Live Nation Proposals—Live Nation Proposal 2: Approval of an Amendment to Live Nation’s Certificate of Incorporation to Change Live Nation’s Name to Live Nation Entertainment, Inc. After the Completion of the Merger” beginning on pages 103 and 156, respectively.

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
Outstanding Capital Stock	Live Nation has outstanding only one class of common stock. Holders of Live Nation common stock are entitled to all of the rights and obligations provided to common stockholders under Delaware law and Live Nation’s certificate of incorporation and bylaws.	Ticketmaster Entertainment has outstanding one class of common stock and one class of preferred stock. Holders of Ticketmaster Entertainment common stock and preferred stock are entitled to all of the respective rights and obligations provided to common and preferred stockholders under Delaware law and Ticketmaster Entertainment’s certificate of incorporation and bylaws.

Authorized Capital Stock	The authorized capital stock of Live Nation consists of 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of the Live Nation record date, no shares of Live Nation preferred stock are outstanding and Live Nation has no present plans to issue any shares of Live	The authorized capital stock of Ticketmaster Entertainment consists of 300,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. 2,100,000 shares of Ticketmaster Entertainment’s preferred stock have been designated Series A Convertible Stock Preferred.

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
Nation preferred stock. Twenty million shares of Live Nation Series A junior participating preferred stock are reserved for issuance upon exercise of Live Nation’s preferred share purchase rights, as further described below under “—Live Nation Stockholder Rights Plan.”

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

	Live Nation’s certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by a majority of the Live Nation board of directors or the Chairman of the Live Nation board of directors.	Ticketmaster Entertainment’s bylaws provide that a special meeting of stockholders may be called only by a majority of the Ticketmaster Entertainment board of directors or by a person specifically designated with such authority by the Ticketmaster Entertainment board of directors.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors	Live Nation’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Live Nation board of directors.	Ticketmaster Entertainment’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Ticketmaster Entertainment board of directors.

	Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Live Nation’s Secretary prior to the meeting.	Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Ticketmaster Entertainment’s Secretary prior to the meeting.

	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to Live Nation’s principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Live Nation.	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to Ticketmaster Entertainment’s principal executive office not less than 45 days nor more than 75 days prior to the first anniversary of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Ticketmaster Entertainment.

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
	In connection with a special meeting, if the Live Nation board of directors has previously determined that directors are to be elected at a special meeting, a stockholder may submit nominations so long as notice of such nomination is delivered to Live Nation’s principal executive office not more than 120 days prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made by Live Nation.	In connection with a special meeting, if the Ticketmaster Entertainment board of directors has previously determined that directors are to be elected at a special meeting, a stockholder may submit nominations so long as notice of such nomination is delivered to Ticketmaster Entertainment’s principal executive offices not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made by Ticketmaster Entertainment.

Stockholder Action by Written Consent	The DGCL allows action by written consent to be made by the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

	Live Nation’s certificate of incorporation and bylaws provide that, except as otherwise provided by a certificate of designations, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents of stockholders in lieu of such meeting.	Ticketmaster Entertainment’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents of stockholders in lieu of such meeting.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

	Live Nation’s certificate of incorporation and bylaws provide that the number of directors constituting the whole Live Nation board of directors is to be determined from time to time by the vote of a majority of the then authorized number of directors. There are currently 14 positions authorized and nine directors serving on the Live Nation board of directors.	Ticketmaster Entertainment’s certificate of incorporation and bylaws provide that the number of directors constituting the whole Ticketmaster Entertainment board of directors is to be determined from time to time by the vote of a majority of the then authorized number of directors. There are currently 13 positions authorized and 11 directors serving on the Ticketmaster Entertainment board of directors.
Upon the completion of the Merger, there will be 14 positions authorized and 14 directors serving on the Live Nation board of directors.

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
Classification	The DGCL provides that the directors of a Delaware corporation may, by the certificate of incorporation or bylaws, be divided into one, two or three classes.

	Live Nation’s certificate of incorporation and bylaws divide the Live Nation board of directors into three separate classes, as nearly equal in number as possible, with staggered three-year terms. At each annual meeting of stockholders, directors elected to succeed those directors whose terms have expired are elected for a three-year term.	Ticketmaster Entertainment’s certificate of incorporation and bylaws do not provide for classification of the Ticketmaster Entertainment board of directors.

Election of Directors	The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

	Live Nation’s bylaws provide that directors are elected, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, by the holders of a plurality of the votes cast by the holders of Live Nation equity securities present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Ticketmaster Entertainment’s bylaws provide that directors are elected by the holders of a plurality of the votes cast by the holders of Ticketmaster Entertainment equity securities present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Vacancies on the Board of Directors	Live Nation’s certificate of incorporation and bylaws provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Live Nation board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office.	Ticketmaster Entertainment’s certificate of incorporation and bylaws provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Ticketmaster Entertainment board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office.

Removal	The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain specified situations, including in the case of a corporation whose board of directors is classified and where stockholders may effect such removal only for cause.

	Live Nation’s certificate of incorporation provides for a classified board, and Live Nation’s certificate of incorporation and bylaws provide that any director or the entire Live Nation board of directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 80% of the total voting power of Live Nation equity securities entitled to vote generally in the election of directors.	Ticketmaster Entertainment stockholders may remove one or all of the Ticketmaster Entertainment directors with or without cause upon an affirmative vote of a majority of the total voting power of Ticketmaster Entertainment equity securities.

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
Limitation on Liability of Directors	Live Nation’s certificate of incorporation provides that no director of Live Nation will be personally liable to Live Nation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation is not permitted under the DGCL at the time of the alleged breach.	Ticketmaster Entertainment’s certificate of incorporation provides that no director of Ticketmaster Entertainment will be personally liable to Ticketmaster Entertainment or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation is not permitted under the DGCL at the time of the alleged breach.

Indemnification of Directors and Officers	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses, judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

	Live Nation’s certificate of incorporation and bylaws provide that each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of Live Nation is indemnified and held harmless by Live Nation to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement, and ERISA excise taxes or penalties) actually and reasonably incurred by such person in connection with such proceeding and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent.	Ticketmaster Entertainment’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Ticketmaster Entertainment is indemnified and held harmless by Ticketmaster Entertainment to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement, and ERISA excise taxes or penalties) actually and reasonably incurred or suffered by such person in connection with such proceeding and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent.
	The DGCL, Live Nation’s bylaws and certificate of incorporation permit Live Nation to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Live Nation or another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Live Nation	The DGCL and Ticketmaster Entertainment’s bylaws permit Ticketmaster Entertainment to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Ticketmaster Entertainment or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Ticketmaster

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
	would have the power to indemnify such person against such expense, liability or loss under the DGCL.	Entertainment would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

	Live Nation’s certificate of incorporation provides that the affirmative vote of a majority of the total voting power of Live Nation equity securities entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal any provision of Live Nation’s certificate of incorporation, or adopt any new provision of this certificate of incorporation.	Ticketmaster Entertainment’s certificate of incorporation does not contain any provisions altering the standards for amendment.

Live Nation’s certificate of incorporation and bylaws further provide that an amendment of certain designated provisions (regarding, among other things, corporate opportunities and conflicts of interest; classification of board of directors; election of directors; amendments to certificate of incorporation and bylaws; limitations on director liability, indemnification and insurance, and the ability of stockholders to take action) requires the affirmative vote of the holders of at least 80% of the total voting power of Live Nation equity securities entitled to vote generally in the election of directors.

Amendments to Bylaws	Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

	Live Nation’s certificate of incorporation and bylaws provide that Live Nation’s bylaws may be repealed, altered or amended at any meeting of the Live Nation board of directors or of the stockholders provided that, notwithstanding any other provision of Live Nation’s bylaws or any provision of law which may permit a lesser vote or no vote, the affirmative vote of a majority of the Live Nation board of directors is required to alter, amend or repeal any provision of Live Nation’s bylaws or to adopt a new bylaw.	Ticketmaster Entertainment’s certificate of incorporation and bylaws confer the power to adopt, amend or repeal Ticketmaster Entertainment’s bylaws upon the Ticketmaster Entertainment board of directors, subject to the power of holders of Ticketmaster Entertainment stock to adopt, amend or repeal Ticketmaster Entertainment’s bylaws.

Live Nation’s bylaws also provide that, in the case of amendments by the stockholders, the

	Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of Live Nation equity securities entitled to vote generally in the election of directors, voting together as a single class, is required for the stockholders to alter, amend or repeal any provision of Live Nation’s bylaws or to adopt a new bylaw; provided that amendment of certain designated provisions (regarding, among other things, annual and special stockholder meetings; notice requirements for business to be held at stockholder meetings; procedures for election of directors; number, tenure and qualifications of directors; ability to fill board vacancies; removal of directors; amendments to bylaws; and limitations on indemnification and insurance) requires the affirmative vote of the holders of at least 80% of the total voting power of Live Nation equity securities entitled to vote generally in the election of directors.

Certain Business Combinations	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” unless prior to such date, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least 2/3 of the outstanding voting stock that is not owned by the interested stockholder.

	Live Nation has not opted out of Section 203 of the DGCL.	Because Ticketmaster Entertainment previously was a public company, Article FIFTH of Ticketmaster Entertainment’s certificate of incorporation, under which Ticketmaster Entertainment elects not to be governed by Section 203 of the DGCL, will not be effective until August 20, 2009 (12 months from the date on which this provision was adopted).

Live Nation Stockholder Rights Plan	The Live Nation stockholder rights plan entitles each holder of Live Nation common stock to a “right” to purchase from Live Nation a unit consisting of one one-hundredth of a share of Series A junior participating preferred stock at a purchase price of $80 in cash per unit, subject to adjustment. The description and terms of such rights are set forth in a Rights Agreement, dated as of December 21, 2005,	Ticketmaster Entertainment does not have a stockholder rights plan.

Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
between Live Nation and The Bank of New York Mellon, as rights agent.

Under the Live Nation stockholder rights plan, if any person commences a tender or exchange offer, the consummation of which would result in such person becoming the beneficial owner of 15% or more of the outstanding shares of Live Nation common stock (or, in the case of certain Schedule 13G filers, 20% or more of the outstanding Live Nation common stock), or thereafter Live Nation is involved in a merger or other business combination in which 50% or more of Live Nation’s assets or earning power is sold, each right entitles its holder to purchase, upon exercise, for the then-applicable exercise price, shares of Live Nation common stock (or, in the case of a merger or other business combination, stock of the acquiring company) having a market value equal to two times the then-applicable exercise price of the right. Prior to exercise, the rights do not give their holders any dividend, voting or liquidation rights.

Upon exercise, each share of Live Nation preferred stock will be entitled to a minimum preferential quarterly dividend payment equal to 100 times the dividend declared per share of Live Nation common stock, as set forth in the certificate of designation for the Live Nation preferred stock. In the event of a liquidation, dissolution or winding-up of Live Nation, the holders of the Live Nation preferred stock will be entitled to a minimum preferential liquidating payment of $100 per share and will be entitled to an aggregate payment of 100 times the payment made per share of Live Nation common stock. Each share of Live Nation preferred stock will have 100 votes, voting together with the Live Nation common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of Live Nation preferred stock will be entitled to receive 100 times the amount received per share of Live Nation common stock. These rights are protected by customary anti-dilution provisions.

Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
Because of the nature of the Live Nation preferred stock’s dividend, liquidation and voting rights, the value of one one-hundredth of a share of Live Nation preferred stock purchasable upon exercise of each right should approximate the value of one share of Live Nation common stock.

The Live Nation board of directors may, at its option, redeem all, but not less than all, of the then outstanding rights for a nominal redemption price ($0.01 per right). In addition, after a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding Live Nation common stock, the Live Nation board of directors may extinguish the rights by exchanging one share of Live Nation common stock or an equivalent security for each right, other than the rights held by the acquiring person.

Until the date the rights become exercisable, Live Nation common stock certificates evidence the rights, and any transfer of shares of Live Nation common stock constitutes a transfer of the rights. After that date, the rights will separate from the Live Nation common stock and be evidenced by book-entry credits or by rights certificates that Live Nation will mail to all eligible holders of Live Nation common stock. Any of the rights held by an acquiring person are void and may not be exercised.

The rights will expire at the close of business on December 21, 2015, unless earlier redeemed or exchanged by Live Nation.

The terms of the Live Nation stockholder rights plan may be amended by the Live Nation board of directors without the consent of the holders of the rights. On February 25, 2009, Live Nation amended the Live Nation stockholder rights plan to exempt Liberty and certain of its affiliates from becoming an “Acquiring Person” under the terms of the Live Nation stockholder rights plan so long as Liberty and its affiliates do not acquire Live Nation equity securities in excess of Liberty’s applicable percentage. See “Agreements Related to the Merger—Liberty Stockholder Agreement” and

Rights of Live Nation Stockholders	Rights of Ticketmaster Entertainment Stockholders
“Agreements Related to the Merger—Live Nation Stockholder Rights Plan Amendment” beginning on pages 146 and 148, respectively.

Please note that the foregoing descriptions of the Live Nation stockholder rights plan and the Live Nation stockholder rights plan amendment are only summaries, are not complete and should be read together with the entire Live Nation stockholder rights plan, which has been publicly filed with the SEC, and with the entire Live Nation stockholder rights plan amendment, which is attached as Annex D to this joint proxy statement/prospectus.

LEGAL MATTERS

The validity of the Live Nation common stock will be passed upon for Live Nation by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Live Nation as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in Live Nation’s Current Report on Form 8-K dated May 28, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of Ticketmaster Entertainment as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Live Nation

For a stockholder proposal to be considered for inclusion in Live Nation’s proxy materials for its 2010 annual meeting of stockholders, the proposal must (i) be delivered to Live Nation on or before July 9, 2010 and (ii) comply with all applicable SEC rules and regulations, including Rule 14a-8 of the Exchange Act. Any proposals not received by this deadline will be untimely and not included in Live Nation’s 2010 proxy materials.

Alternatively, under Live Nation’s bylaws, a stockholder may bring a proposal before Live Nation’s 2010 annual meeting of stockholders, without including the proposal in Live Nation’s proxy materials, if (i) the proposal concerns a matter that may be properly considered and acted upon at the annual meeting in accordance with Live Nation’s bylaws and corporate governance policies and (ii) the stockholder provides Live Nation with notice of the proposal not less than 90 days nor more than 120 days prior to January 8, 2011; provided, however, that if the date of Live Nation’s 2010 annual meeting of stockholders is advanced more than 30 days prior to or delayed more than 30 days after January 8, 2011, the notice must be delivered not earlier than the close of business on the 120th day prior to Live Nation’s 2010 annual meeting of stockholders and not later than the later of (a) the close of business on the 90th day prior to the Live Nation 2010 annual meeting of stockholders or (b) the 10th day following the day on which public announcement of the date of such meeting is first made by Live Nation. Any such proposal not received by this deadline will be untimely and not considered at Live Nation’s 2010 annual meeting of stockholders. Stockholders are advised to review Live Nation’s bylaws, which contain additional requirements with respect to advance notice of stockholder proposals. Live Nation’s bylaws are publicly available on its website at www.livenation.com/investors.

Proposals should be addressed to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, California 90210

Attention: Corporate Secretary

Ticketmaster Entertainment

If the Merger is completed, Ticketmaster Entertainment does not expect to hold a 2010 annual meeting of public stockholders next year. In that case, stockholder proposals must be submitted to the Corporate Secretary of Live Nation in accordance with the procedures described above. If the Merger is not completed, Ticketmaster Entertainment will hold a 2010 annual meeting of stockholders. Any Ticketmaster Entertainment stockholder who wants to present a proposal at the Ticketmaster Entertainment 2010 annual meeting of stockholders and have that proposal set forth in the proxy statement and form of proxy mailed in conjunction with that meeting must submit that proposal in writing to the Corporate Secretary of Ticketmaster Entertainment at Ticketmaster Entertainment’s principal executive offices no later than July 9, 2010. Ticketmaster Entertainment’s bylaws require that for nominations of persons for election to the Ticketmaster Entertainment board of directors or the proposal of business not included in Ticketmaster Entertainment’s notice of the meeting to be considered by the Ticketmaster Entertainment stockholders at an annual meeting, a Ticketmaster Entertainment stockholder must give timely written notice thereof. To be timely for the Ticketmaster Entertainment 2010 annual meeting of stockholders, that notice must be received at Ticketmaster Entertainment’s principal executive offices not fewer than 45 days and not more than 75 days prior to November 6, 2010. However, if the Ticketmaster Entertainment 2010 annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 30 days, from January 8, 2011, then the notice must be delivered not later than the close of business on the later of (a) the 90th day prior to the Ticketmaster Entertainment 2010 annual meeting of stockholders or (b) the tenth day following the day on which public announcement of the date of the Ticketmaster Entertainment 2010 annual meeting of stockholders is first made. The Ticketmaster Entertainment stockholder’s notice must contain and be accompanied by certain information as specified in Ticketmaster Entertainment’s bylaws. Ticketmaster Entertainment reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Live Nation and Ticketmaster Entertainment file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers, including Live Nation and Ticketmaster Entertainment, who file electronically with the SEC. The reports and other information filed by Live Nation with the SEC are also available at Live Nation’s website. The address of the site is www.livenation.com. The reports and other information filed by Ticketmaster Entertainment with the SEC are also available at Ticketmaster Entertainment’s website. The address of the site is www.ticketmaster.com. The web addresses of the SEC, Live Nation and Ticketmaster Entertainment have been included as inactive textual references only. The information contained on those websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

Live Nation has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Live Nation common stock to be issued to Ticketmaster Entertainment stockholders in connection with the Merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the common stock and preferred stock of Live Nation and Ticketmaster Entertainment, respectively. The rules and regulations of the SEC allow Live Nation and Ticketmaster Entertainment to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Live Nation and Ticketmaster Entertainment to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Live Nation has previously filed with the SEC. They contain important information about Live Nation and its financial condition.

•	Annual report on Form 10-K for the fiscal year ended December 31, 2008, as amended;

•	Quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•

Current reports on Form 8-K filed on February 10, 2009 (two filings), February 13, 2009 (two filings), February 25, 2009, March 2, 2009, March 3, 2009 (two filings), March 20, 2009, April 24, 2009, May 7, 2009, May 8, 2009, May 28, 2009, June 3, 2009, July 7, 2009 and October 22, 2009 and current report on Form 8-K/A filed on September 16, 2009 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC by Live Nation such information or exhibit is specifically not incorporated by reference.

In addition, Live Nation and Ticketmaster Entertainment incorporate by reference any future filings they may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Live Nation annual meeting and the Ticketmaster Entertainment annual meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents of Live Nation listed above from the SEC, through the SEC’s website at the address described above, or from Live Nation by requesting them in writing or by telephone from Live Nation at the following address:

By Mail:

Live Nation, Inc. 9348 Civic Center Drive Beverly Hills, California 90210 Attention: Investor Relations

By Telephone: (310) 867-7000

These documents are available from Live Nation, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about Live Nation and Ticketmaster Entertainment at their websites at www.livenation.com and www.ticketmaster.com, respectively. Information contained on these websites does not constitute part of this joint proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., Live Nation’s proxy solicitor, or Innisfree M&A Incorporated, Ticketmaster Entertainment’s proxy solicitor, at the following addresses and telephone numbers:

By Mail:	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016	By Mail:	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022

By Telephone:	(800) 322-2885 (toll free) (212) 929-5500 (collect)	By Telephone:	(877) 687-1866 (toll free) (212) 750-5833 (banks and brokers only)

If you are a stockholder of Live Nation or Ticketmaster Entertainment and would like to request documents, please do so by 5:00 p.m., Pacific time, on December 30, 2009 to receive them before your annual meeting. If you request any documents from Live Nation or Ticketmaster Entertainment, Live Nation or Ticketmaster Entertainment will mail them to you by first-class mail, or another equally prompt means, within one business day after Live Nation or Ticketmaster Entertainment receives your request.

This document is a prospectus of Live Nation and is a joint proxy statement of Live Nation and Ticketmaster Entertainment for the Live Nation annual meeting and the Ticketmaster Entertainment annual meeting. Neither Live Nation nor Ticketmaster Entertainment has authorized anyone to give any information or make any representation about the Merger or Live Nation or Ticketmaster Entertainment that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Live Nation or Ticketmaster Entertainment has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

TICKETMASTER ENTERTAINMENT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

PAGE
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	FIN-2
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	FIN-3
Consolidated Balance Sheets as of December 31, 2008 and 2007	FIN-4
Consolidated Statements of Temporary Equity and Equity for the years ended December 31, 2008, 2007 and 2006	FIN-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	FIN-6
Notes to Consolidated Financial Statements	FIN-7

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

PAGE
Unaudited Consolidated Financial Statements
Consolidated Statements of Operations for the Three Months and Six Months Ended June 30, 2009 and 2008	FIN-56
Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	FIN-57
Consolidated Statement of Temporary Equity and Equity as of June 30, 2009	FIN-58
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2009 and 2008	FIN-59
Notes to Consolidated Financial Statements	FIN-60

FIN-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Ticketmaster Entertainment, Inc.

We have audited the accompanying consolidated balance sheets of Ticketmaster Entertainment, Inc. (the “Company,” as described in Note 1) as of December 31, 2008 and 2007, and the related consolidated statements of operations, temporary equity and equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule on page S-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ticketmaster Entertainment, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”) and retrospectively applied its presentation and disclosure requirements.

/s/ ERNST & YOUNG LLP

Los Angeles, California

March 27, 2009,

except for the effects of the adoption of SFAS No. 160 discussed in section “Noncontrolling Interests in Consolidated Financial Statements” of Note 2, as to which the date is September 14, 2009

FIN-2

TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2008	2007	2006
	(In thousands, except per share data)
Revenue	$1,438,282	$1,221,798	$1,047,380
Interest on funds held for clients	16,243	18,679	15,292

Total revenue	1,454,525	1,240,477	1,062,672
Cost of sales (exclusive of depreciation shown separately below)	927,889	766,538	637,152

Gross profit	526,636	473,939	425,520
Selling and marketing expense	102,631	43,487	20,123
General and administrative expense	190,054	149,478	118,317
Amortization of intangibles	44,109	26,200	27,109
Depreciation	49,894	38,458	35,080
Goodwill impairment	1,094,091	—	—

Operating (loss) income	(954,143)	216,316	224,891
Other income (expense), net:
Interest income	13,926	33,065	33,982
Interest expense	(39,216)	(1,003)	(302)
Equity in income of unconsolidated affiliates	2,659	6,301	2,997
Impairment of long-term investments	(12,334)	—	—
Other income	4,914	1,120	982

Total other (expense) income, net	(30,051)	39,483	37,659

(Loss) earnings before income taxes and noncontrolling interests	(984,194)	255,799	262,550
Income tax provision	(25,627)	(89,007)	(85,967)

Net (loss) income	(1,009,821)	166,792	176,583
Plus: Loss attributable to noncontrolling interests, net	4,322	2,559	118

Net (loss) income attributable to Ticketmaster Entertainment, Inc.	$(1,005,499)	$169,351	$176,701

Net (loss) earnings per share available to common stockholders:
Basic and diluted	$(17.84)	$3.01	$3.15
Weighted average number of shares of common and common equivalent stock outstanding:
Basic and diluted	56,353	56,171	56,171

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FIN-3

TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except per share data)
ASSETS
Cash and cash equivalents	$464,618	$568,417
Restricted cash	—	853
Marketable securities	1,495	—
Accounts receivable, client accounts	70,121	99,453
Accounts receivable, trade, net of allowance of $3,662 and $2,346, respectively	46,459	33,979
Deferred income taxes	14,038	5,883
Contract advances	44,927	63,126
Prepaid expenses and other current assets	37,758	21,149

Total current assets	679,416	792,860
Property and equipment, net	111,291	95,122
Goodwill	455,751	1,090,418
Intangible assets, net	330,061	92,325
Long-term investments	17,487	149,295
Other non-current assets	112,561	86,514

TOTAL ASSETS	$1,706,567	$2,306,534

LIABILITIES, TEMPORARY EQUITY AND EQUITY
LIABILITIES:
Accounts payable, client accounts	$324,164	$413,075
Accounts payable, trade	29,251	14,698
Accrued compensation and benefits	39,683	31,171
Deferred revenue	33,244	19,829
Income taxes payable	7,522	1,721
Other accrued expenses and current liabilities	82,435	42,449

Total current liabilities	516,299	522,943
Long term debt	865,000	—
Income taxes payable	1,680	982
Other long-term liabilities	10,286	3,204
Deferred income taxes	67,300	32,416
Commitments and contingencies
TEMPORARY EQUITY:
Series A convertible redeemable preferred stock, $0.01 par value, 25,000 authorized, 1,750 non-vested shares issued and outstanding at December 31, 2008 and no shares authorized, issued and outstanding at December 31, 2007	9,888	—
Redeemable noncontrolling interests	42,483	7,812
EQUITY:
Ticketmaster Entertainment, Inc. stockholders’ equity:
Common stock, $0.01 par value, 300,000 shares authorized at December 31, 2008; 57,213 shares issued and outstanding	572	—
Invested capital	—	2,172,497
Additional paid-in capital	1,235,019	—
Receivables from IAC and subsidiaries	—	(474,110)
Accumulated deficit	(1,058,758)	—
Accumulated other comprehensive (loss) income	(11,374)	40,790

Total Ticketmaster Entertainment, Inc. stockholders’ equity	165,459	1,739,177

Noncontrolling interests	28,172	—

Total equity	193,631	1,739,177

TOTAL LIABILITIES, TEMPORARY EQUITY AND EQUITY	$1,706,567	$2,306,534

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FIN-4

TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY AND EQUITY

	Temporary Equity			Ticketmaster Entertainment, Inc. Stockholders’ Equity
	Redeemable Preferred Stock $0.01 Par Value		Redeemable Noncontrolling Interests	Common Stock $0.01 Par Value		Invested Capital	Additional Paid-in Capital	Retained Deficit	Receivables from IAC and Subsidiaries	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total
	Amount	Shares		Amount	Shares
	(In thousands)
Balance as of December 31, 2005	$—	—	$—	$—	—	$1,681,651	$—	$—	$(329,601)	$995	$—	$1,353,045
Comprehensive income:
Net income (loss) for the year ended December 31, 2006	—	—	(118)	—	—	176,701	—	—	—	—	—	176,701
Foreign currency translation	—	—	63	—	—	—	—	—	—	21,993	—	21,993

Comprehensive income			(55)								—	198,694
Net transfers from IAC (principally funding for acquisitions reduced by the transfer of an investment to IAC)	—	—	—	—	—	16,358	—	—	—	—	—	16,358
Net change in receivables from IAC and subsidiaries	—	—	—	—	—	—	—	—	(210,260)	—	—	(210,260)
Acquisition of controlling interests in subsidiaries	—	—	724	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2006	$—	—	$669	$—	—	$1,874,710	$—	$—	$(539,861)	$22,988	$—	$1,357,837
Comprehensive income:
Net income (loss) for the year ended December 31, 2007	—	—	(2,559)	—	—	169,351	—	—	—	—	—	169,351
Foreign currency translation	—	—	71	—	—	—	—	—	—	17,802	—	17,802

Comprehensive income			(2,488)								—	187,153
Cumulative effect of adoption of FIN 48	—	—	—	—	—	1,344	—	—	—	—	—	1,344
Stock-based compensation	—	—	2,445	—	—	—	—	—	—	—	—	—
Net transfers from IAC (principally the transfer of an investment to Ticketmaster Entertainment, Inc. and funding for acquisitions)	—	—	—	—	—	127,092	—	—	—	—	—	127,092
Net change in receivables from IAC and subsidiaries	—	—	—	—	—	—	—	—	65,751	—	—	65,751
Acquisition of controlling interests in subsidiaries	—	—	7,186	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2007	$—	—	$7,812	$—	—	$2,172,497	$—	$—	$(474,110)	$40,790	$—	$1,739,177
Comprehensive loss:
Net income prior to the spin-off	—	—	—	—	—	53,259	—	—	—	—	—	53,259
Net loss after the spin-off	—	—	(5,394)	—	—	—	—	(1,058,758)	—	—	1,072	(1,057,686)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(52,164)	—	(52,164)

Comprehensive (loss) income			(5,394)								1,072	(1,056,591)
Distributions to and contributions from IAC, net of extinguishment of intercompany amounts	—	—	—	—	—	(1,012,960)	—	—	474,110	—	—	(538,850)
Capitalization as a result of the spin-off from IAC	—	—	—	—	—	(1,212,796)	1,212,796	—	—	—	—	—
Issuance of common stock at spin-off	—	—	—	562	56,210	—	(562)	—	—	—	—	—
Adjustment of deferred RSU liability to fair value	—	—	—	—	—	—	826	—	—	—	—	826
Issuance of common stock upon exercise of stock options	—	—	—	—	3	—	50	—	—	—	—	50
Stock awards related to Front Line acquisition	—	—	—	10	1,000	—	13,158	—	—	—	—	13,168
Redeemable preferred stock	8,848	1,750	—	—	—	—	(8,848)	—	—	—	—	(8,848)
Stock-based compensation	1,040	—	2,415	—	—	—	18,265	—	—	—	—	18,265
Acquisitions of controlling interests in subsidiaries	—	—	42,840	—	—	—	—	—	—	—	29,074	29,074
Fair value of redeemable noncontrolling interests adjustment	—	—	666	—	—	—	(666)	—	—	—	—	(666)
Distributions to noncontrolling interests	—	—	(5,856)	—	—	—	—	—	—	—	(1,974)	(1,974)

Balance as of December 31, 2008	$9,888	1,750	$42,483	$572	57,213	$—	$1,235,019	$(1,058,758)	$—	$(11,374)	$28,172	$193,631

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FIN-5

TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(1,009,821)	$166,792	$176,583
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of intangibles	44,109	26,200	27,109
Depreciation	49,894	38,458	35,080
Goodwill impairment	1,094,091	—	—
Impairment of long-term investments	12,334	—	—
Amortization of debt issuance costs	1,697	—	—
Provision for doubtful accounts	2,409	464	757
Stock-based compensation expense	23,731	12,572	7,839
Deferred income taxes	(32,247)	(11,210)	(10,205)
Equity in income of unconsolidated affiliates, net of dividends	953	1,035	(1,997)
Excess tax benefits from stock-based awards	(55)	(3,029)	(2,738)
Changes in current assets and liabilities, excluding acquisition effects:
Accounts receivable	3,694	(10,878)	(3,415)
Prepaid expenses and other current assets	3,266	(77,559)	(667)
Accounts payable and other current liabilities	4,678	(9,645)	(7,506)
Income taxes payable	12,199	4,110	4,958
Deferred revenue	7,209	2,038	1,974
Funds collected on behalf of clients, net	(23,198)	72,093	2,593
Other, net	245	526	311

Net cash provided by operating activities	195,188	211,967	230,676

Cash flows from investing activities:
Transfers (to) from IAC	(910,088)	64,548	(214,186)
Cash paid for acquisitions, net of cash acquired	(506,602)	(29,423)	(17,844)
Purchases of property and equipment	(50,838)	(47,521)	(39,288)
Purchases of marketable securities	(7,634)	—	(37,841)
Proceeds from sales and maturities of marketable securities	5,043	—	146,708
Cash paid for long-term investments	(5,830)	(630)	(20,638)
Other, net	—	—	(5,977)

Net cash used in investing activities	(1,475,949)	(13,026)	(189,066)

Cash flows from financing activities:
Capital contributions from IAC	405,498	29,423	17,844
Proceeds from the issuance of long-term debt	300,000	—	—
Proceeds from bank borrowings	565,000	—	—
Principal payments on long-term obligations	(2,101)	(2,175)	(21)
Payment of deferred financing costs	(27,169)	—	—
Purchase of noncontrolling interest	(764)	—	—
Distributions to noncontrolling interest	(7,830)	—	—
Excess tax benefits from equity awards	55	3,029	2,738
Other, net	50	—	—

Net cash provided by financing activities	1,232,739	30,277	20,561
Effect of exchange rate changes on cash and cash equivalents	(55,777)	21,622	17,576

Net (decrease) increase in cash and cash equivalents	(103,799)	250,840	79,747
Cash and cash equivalents at beginning of year	568,417	317,577	237,830

Cash and cash equivalents at end of year	$464,618	$568,417	$317,577

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FIN-6

TICKETMASTER ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Company Overview

Ticketmaster Entertainment Inc., a Delaware corporation, (“Ticketmaster Entertainment,” “we,” “our,” “us” or the “Company”) consists of Ticketmaster and Front Line Management Group, Inc. (“Front Line”). Ticketmaster Entertainment operates in 20 global markets, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, numerous retail outlets and worldwide call centers. Established in 1976, Ticketmaster Entertainment serves clients worldwide across multiple event categories, providing exclusive ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums, and theaters. Ticketmaster Entertainment acquired a controlling interest in Front Line in October 2008. Founded by Irving Azoff and Howard Kaufman in 2004, Front Line is an artist management company.

Spin-off from IAC/InterActiveCorp

On July 1, 2008, the Board of Directors of IAC/InterActiveCorp (“IAC”), approved a plan to separate IAC into five separate, publicly traded companies via the distribution of all of the outstanding shares of common stock of four wholly-owned subsidiaries, including Ticketmaster Entertainment (the “Spincos”).

On August 20, 2008, IAC distributed to its stockholders all of the outstanding shares of common stock, par value $0.01 per share, of Ticketmaster Entertainment (the “spin-off”). Ticketmaster Entertainment’s businesses include the businesses that formerly comprised IAC’s Ticketmaster segment (which, at the time of spin-off, included IAC’s domestic and international ticketing and ticketing related businesses, subsidiaries and investments, and excluded Ticketmaster Entertainment’s Reserve America subsidiary and its investment in Active.com). Ticketmaster Entertainment also includes IAC’s minority investment in Front Line. On October 29, 2008, the Company acquired an additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in Front Line. Refer to Note 3—Business Acquisitions.

Upon completion of the spin-off (and for a short period prior to that, on a “when issued” basis), Ticketmaster Entertainment shares began trading on The Nasdaq Stock Market, Inc. (“NASDAQ”) under the symbol “TKTM.” In conjunction with the spin-off, Ticketmaster Entertainment completed the following transactions: (1) extinguished all intercompany receivable balances due from IAC and its subsidiaries, which totaled $604.4 million by recording a non-cash distribution to IAC, (2) recapitalized the invested equity balance with common stock, whereby holders of IAC stock received one fifth of a share of Ticketmaster Entertainment common stock for each share of common and class B common stock IAC held as described in our Post Effective Amendment No. 1 to Form S-1 (Commission File Number 333-152702) filed with the Securities and Exchange Commission (“SEC”) on August 20, 2008, and (3) distributed $752.9 million in cash to IAC in connection with Ticketmaster Entertainment’s separation from IAC, which included the net proceeds of $723.6 million from our financings through a combination of privately issued debt securities and bank borrowings. Refer to Note 9—Long Term Debt.

Basis of Presentation

These consolidated financial statements present our results of operations, financial position, temporary equity and equity, comprehensive income, and cash flows, on a combined basis through the spin-off on August 20, 2008, and on a consolidated basis thereafter. Our pre spin-off financial statements were prepared on a combined basis, rather than a consolidated basis because they excluded Reserve America and the investment in Active.com that were owned, and included the investment in Front Line that was not owned by Ticketmaster Entertainment prior to the spin-off by legal entities that comprise Ticketmaster Entertainment businesses.

FIN-7

Ticketmaster Entertainment’s investment in Front Line was consolidated beginning October 29, 2008, when the Company increased its ownership interest from 39.4% to 82.3%. Prior to October 29, 2008, the investment in Front Line was accounted for using the equity method of accounting. The ownership of Reserve America and the investment in Active.com were retained by IAC after the spin-off. These consolidated financial statements present IAC’s and its subsidiaries net investment in the Ticketmaster Entertainment businesses as invested capital in lieu of equity. Intercompany transactions and accounts have been eliminated.

We prepared the consolidated financial statements from the historical results of operations and historical basis of the assets and liabilities of Ticketmaster Entertainment with the exception of income taxes. We computed income taxes using our stand-alone tax rate. Our income tax payable as well as deferred tax assets and liabilities represent the estimated impact of filing a consolidated income tax return with IAC through the spin-off, and filing a stand-alone consolidated income tax return thereafter.

Until the spin-off, we recorded expense allocations from IAC, which consisted of certain IAC general corporate overhead expenses, based on the ratio of our revenue as a percentage of IAC’s total revenue. The general corporate overhead allocations primarily included expenses relating to accounting, treasury, legal, tax, corporate support, human resource functions and internal audit. Since the spin-off, we have been performing these functions using our own resources or purchased services, including services purchased from IAC pursuant to the transitional services agreement among IAC and Ticketmaster Entertainment.

The historical financial statements are based on certain assumptions about Ticketmaster Entertainment as a stand-alone company. Our management believes the assumptions underlying the historical consolidated financial statements of Ticketmaster Entertainment are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of Ticketmaster Entertainment would have been if Ticketmaster Entertainment had been a stand-alone company during the periods presented.

Reclassifications

Certain amounts in the prior years’ financial statements and notes have been reclassified to conform to the current-year presentation, including redeemable noncontrolling interests in accordance with the disclosure requirements of SFAS No. 160, Noncontrolling Interests in Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”) and FASB EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Ticketmaster Entertainment consolidates all entities that we control by ownership of a majority voting interest as well as certain variable interest entities for which our Company is the primary beneficiary.

We use the equity method to account for our investments for which we have the ability to exercise significant influence over operating and financial policies. Consolidated net income includes our Company’s proportionate share of the net income or net loss of these companies.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

We eliminate from our financial results all significant intercompany transactions, including the intercompany transactions with variable interest entities and the intercompany portion of transactions with equity method investees.

FIN-8

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as revised by SAB No. 104, Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments, including the evaluation of multiple element arrangements that can have an effect on the timing and amount of revenue the Company reports.

Gross versus Net Revenue Recognition

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. To the extent the Company acts as the principal in a transaction, revenues are reported on a gross basis. In concluding on whether or not the Company acts as a principal or an agent, the guidance set forth by the Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”) is followed. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company has the substantial risks and rewards of ownership under the terms of an arrangement.

Ticketing

Revenue, which primarily consists of convenience and order processing fees from ticketing operations, is recognized as tickets are sold, and is recorded on a net basis (net of the face value of the ticket) as Ticketmaster Entertainment acts as an agent in these transactions. Interest income is earned on funds that are collected from ticket purchasers and invested until remittance to the applicable clients. As the process of collecting, holding and remitting these funds is a critical component of providing service to these clients, the interest earned on these funds is included in revenue. For the years ended December 31, 2008, 2007 and 2006, $16.2 million, $18.7 million and $15.3 million, respectively, of interest income is included in revenue. Sales taxes collected are not included in revenue.

Artist Services

Front Line secures work for the clients it represents, for which it receives a commission. Generally, commissions are payable by clients upon their receipt of payments for performance of services or upon the delivery or use of materials which they created. Revenue is recognized in the month of the artist event. Contingent commissions, such as those based on profits or gross receipts, are recorded upon determination of the amounts. Revenue is not recognized before persuasive evidence of an arrangement exists, services have been rendered, the amount to be received is fixed or determinable, and collectability is reasonably assured.

Front Line also earns revenue from the sales of entertainment packages to consumers in connection with live performances. Entertainment packages are sold and cash is received from consumers in advance of the event. Revenue and related expenses incurred are deferred until the event occurs. In addition, Front Line sells merchandise associated with musical artists at live musical performances, to retailers, and directly to consumers via a website. For retail and internet sales, revenue is recognized upon shipment of the merchandise. Touring revenue, including the sale of merchandise, is recognized in the month of the event.

Cost of Sales (exclusive of depreciation)

In our Ticketing segment, costs associated with processing and delivering ticketing orders to customers are recorded as cost of sales. In our Artist Services segment, merchandise inventory, related shipping costs and costs associated with VIP ticket packages are recorded as cost of sales.

FIN-9

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market instruments and time deposits with maturities of less than 91 days. Cash and cash equivalents include $254.0 million and $313.6 million at December 31, 2008 and 2007, respectively, of collected proceeds relating to the face value of the tickets, which are payable to clients and reflected as accounts payable, client accounts. Cash and cash equivalents held in international territories totaled $301.3 million and $358.2 million at December 31, 2008 and 2007, respectively.

Restricted Cash

There was no restricted cash at December 31, 2008. Restricted cash at December 31, 2007 represents amounts held in escrow by the Company’s international operations in Spain.

Marketable Securities

At times, Ticketmaster Entertainment invests in marketable securities and accounts for them in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Marketable securities totaled approximately $1.5 million at December 31, 2008. The Company did not hold any marketable securities at December 31, 2007. Ticketmaster Entertainment only invests in marketable securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments into cash to fund current operations, or satisfy other cash requirements as needed. Marketable securities are, when held, classified as available-for-sale and reported at fair value based on quoted market prices.

Accounts Receivable

Accounts receivable, client accounts are due principally from ticketing outlets and credit card processors and represent the face value of tickets sold plus convenience and order processing fees, generally net of outlet commissions.

Accounts receivable, trade include amounts relating to artist management, merchandising, advertising, and software licensing sales and are stated at amounts due, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Ticketmaster Entertainment determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, Ticketmaster Entertainment’s previous loss history, the specific customer’s current ability to pay its obligation to Ticketmaster Entertainment and the condition of the general economy and the customer’s industry. Ticketmaster Entertainment writes off accounts receivable when they become uncollectible.

Inventories

Inventories are valued at lower of cost or net realizable market value. Cost is determined using the first-in, first-out method. At December 31, 2008, Front Line merchandise inventory of $1.8 million was included in prepaid expenses and other current assets.

Property and Equipment

Property and equipment, including significant improvements, are recorded at cost. Any gains or losses on dispositions are included in operations.

FIN-10

Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation Period
Computer equipment and capitalized software	1 to 5 Years
Furniture and other equipment	5 to 7 Years
Buildings and leasehold improvements	3 to 40 Years

Leasehold improvements are amortized using the straight-line method over the shorter of the economic useful life or the remaining lease term. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for renewal and improvements are capitalized.

In accordance with American Institute of Certified Public Accountants’ Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, Ticketmaster Entertainment capitalizes certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal use software is depreciated on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized internal software costs, net of accumulated depreciation, totaled $33.9 million and $26.7 million at December 31, 2008 and 2007, respectively, and are included in “Property and equipment, net” in the accompanying consolidated balance sheets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess purchase price of an acquired entity over the fair value of the net tangible and intangible assets acquired. Indefinite-lived intangible assets acquired in business combination are initially recorded at management’s estimate of their fair values. The Company accounts for goodwill and indefinite-lived intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), which among other things, addresses, financial accounting and reporting requirements for acquired goodwill and indefinite-lived intangible assets. SFAS No. 142 prohibits the amortization of goodwill and requires the Company to test goodwill and indefinite-lived intangible assets for impairment at least annually at the reporting unit level. The Company has identified two reporting units in the Ticketing segment (ticketing and Echo Music) and three reporting units in the Artist Services segment (artist management, VIP ticketing and merchandising).

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, the Company determined the fair value of a reporting unit using the income approach which measures the value of an asset or equity interest in a business by analyzing the present worth of the economic benefits utilizing a discounted cash flow (“DCF”) analysis. In addition, when a DCF analysis is used as the primary method for determining fair value, the Company assesses the reasonableness of its determined fair values by reference to the Company’s market capitalization which is determined by taking a representative average of the closing stock price immediately prior to the testing date multiplied by the number of shares outstanding as well as other market considerations.

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not required. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

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The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In our case, the Ticketmaster trade name is the only intangible asset not subject to amortization. The estimates of fair value of the trade name was determined using the “relief from royalty” DCF valuation analysis. The “relief from royalty” method is based on the principle that ownership of the trade name relieves Ticketmaster Entertainment from having to pay an arms length royalty to a third party for the right to use the name. The method applies a cost savings approach, or “relief from royalty” to calculate the value of the trade name.

In accordance with SFAS No. 142, Ticketmaster Entertainment tests goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. SFAS No. 142 requires the testing of goodwill for impairment be performed at a level referred to as a reporting unit. The Company did not perform impairment tests for the reporting units in the Artist Services segment given the proximity of the controlling interest acquisition to the impairment testing date. In addition, the fair values determined as part of the step-up purchase accounting indicated no impairment of historical-cost goodwill. Refer to Note 3—Business Acquisitions for discussion of purchase accounting.

Based on the analysis performed, it was also determined that the indefinite-lived intangible asset, the Ticketmaster Entertainment trade name, was not impaired at the most recent testing date. There was no goodwill or indefinite-lived intangible asset impairment recorded for the years ended December 31, 2007 and 2006. Refer to Note 4—Goodwill and Indefinite-Lived Assets.

Long-Lived Assets and Intangible Assets with Definite Lives

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Amortization of definite lived intangible assets is recorded either on a straight-line basis or an accelerated basis over their estimated lives.

Long-Term Investments

Ticketmaster Entertainment applies the provisions of Accounting Principles Board No. 18, The Equity Method of Accounting for Investments in Common Stock, for accounting for its investments in common stock. Investments in which Ticketmaster Entertainment has the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the equity method. Investments in which Ticketmaster Entertainment does not have the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the cost method. Ticketmaster Entertainment evaluates each equity and cost method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. If Ticketmaster Entertainment has not identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost investment, then the fair value of such cost method investment is not estimated, as it is impracticable to do so.

As of December 31, 2008, Ticketmaster Entertainment determined that the equity investments in Beijing Gehua Ticketmaster Ticketing Co., Ltd. (“Beijing Gehua”) and Evolution Artists, Inc. (“iLike.com”) had suffered “other than temporary” impairment losses after giving consideration to, among other things, the decline in market value of the investments and the expectation of non-recovery of these investments beyond their current market values. Accordingly, the Company recorded an “other than temporary” impairment loss of $6.5 million and $5.8 million for Beijing Gehua and iLike.com, respectively, to reduce such investments to their aggregate fair value. Refer to Note 13—Equity Investments in Unconsolidated Affiliates for discussion related to investments accounted for under the equity method.

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Investments accounted for under the cost method are included in “Long-term investments” in the accompanying consolidated balance sheets and had a carrying value of approximately $4.5 million and $4.1 million as of December 31, 2008 and 2007, respectively.

Contract Advances

Contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to Ticketmaster Entertainment’s clients pursuant to ticketing agreements that provide for the client’s participation in the convenience charges and/or order processing fees. Recoupable contract advances are generally recoupable against future royalties earned by the clients based on the contract terms over the life of the contract (generally 3 to 7 years). Non-recoupable contract advances are fixed additional incentives which are normally amortized over the life of the contract on a straight-line basis (generally 3 to 7 years). Recoupment of contract advances and amortization of non-recoupable contract advances are included in cost of sales in the accompanying Consolidated Statements of Operations.

Accounts Payable, Client Accounts

Accounts payable, client accounts consist of contractual amounts due to clients for tickets sold on behalf of the organizations that sponsor events and ticketing royalties, which arise from the clients’ share of convenience and order processing charges.

Deferred Revenue

Deferred revenue primarily consists of unredeemed gift cards issued by the Company. Upon the purchase of a gift card, deferred revenue is established for the cash value of the gift card. Deferred revenue is relieved and net revenue is recorded upon redemption by the customer or the expiration of the gift card, if applicable. Over time, some portion of the gift cards issued without expiration dates are not redeemed. This amount is recorded as revenue when it can be determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions. We determine the probability of the gift cards being redeemed to be remote based on historical gift card redemption patterns. Income from gift card revenue, net of any amounts subject to escheat laws, is included in revenue in the accompanying Consolidated Statements of Operations.

Redeemable Noncontrolling Interests

In connection with the acquisition of certain subsidiaries, the Company is party to fair value put arrangements with respect to the common securities that represent the remaining noncontrolling interests of the acquired company. These put arrangements are exercisable at fair value by the counter-party outside the control of the Company and are classified as temporary equity in accordance with EITF D-98. Adjustments to the carrying amount of redeemable noncontrolling interests issued in the form of a common security to reflect a fair value redemption feature do not impact the Company’s earnings per share. Accordingly, to the extent that the fair value of these redeemable noncontrolling interests exceeds the value determined by normal noncontrolling interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to additional paid-in capital. Redeemable noncontrolling interests for which the put arrangements are not currently redeemable are accounted for by normal noncontrolling interest accounting, and changes in the redemption fair value are accreted over the period from the date of issuance to the earliest redemption date of the security using the interest method. For the noncontrolling interests that are not currently redeemable, the total redemption fair value being accreted to is $81.5 million.

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Advertising

Advertising costs are charged to expense in the period incurred and represent both offline costs, including sports sponsorships and radio advertising, and online advertising costs, including fees paid to search engines and distribution partners. Advertising expense was $70.2 million, $21.6 million and $6.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Research and Development

Research and development costs, which relate primarily to software development, are charged to operations as incurred. Based on Ticketmaster Entertainment’s development process, technological feasibility is established upon completion of a working model. Costs incurred prior to the completion of a working model are expensed as incurred. Costs incurred subsequent to the completion of a working model and the point at which the software is ready for general release are capitalized. Research and development costs were $34.5 million, $21.4 million and $20.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes

Ticketmaster Entertainment accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. Ticketmaster Entertainment records interest on potential tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

Effective January 1, 2007, Ticketmaster Entertainment adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 1 (“FIN 48”). As a result of the adoption of FIN 48, Ticketmaster Entertainment recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign Currency Translation and Transaction Gains and Losses

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income, a separate component of equity. Accumulated other comprehensive income is solely related to foreign currency translation. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the Consolidated Statements of Operations. Foreign currency transaction net gains for the years ended December 31, 2008, 2007 and 2006 were $4.9 million, $1.1 million and $1.2 million, respectively, and are included in other income in the accompanying Consolidated Statements of Operations.

During the fourth quarter of 2008, Ticketmaster Entertainment entered into foreign currency forward exchange contracts to mitigate the risk of changes in foreign currency exchange rates on short-term intercompany loans payable to certain international subsidiaries. As of December 31, 2008, the Company had foreign currency

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forward exchange contracts outstanding with nominal amounts of AUD 16.5 million. Gains and losses on these foreign currency exchange contracts are recognized in income currently as the contracts were not designated as hedging instruments, substantially offsetting currency transaction gains and losses on the short term intercompany loans. The change in fair value of these instruments from date of purchase through December 31, 2008 was a loss of $0.5 million. At December 31, 2007, the Company had no outstanding foreign currency contracts.

Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense over the terms of debt or, when the debt can be redeemed at the option of the holders, over the term of the redemption option. The Company utilizes the effective interest method to amortize debt issuance costs.

Stock-Based Compensation

On January 1, 2006, Ticketmaster Entertainment adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and restricted stock units (“RSUs”) based on the grant-date fair values of the awards.

The Company adopted SFAS No. 123R using the modified prospective transition method, and the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 reflect the impact of SFAS No. 123R. Stock-based compensation recognized under SFAS No. 123R for the years ended December 31, 2008, 2007 and 2006 was $23.7 million, $12.6 million and $7.8 million, respectively, which was primarily related to RSUs and stock options. There was no impact to the amount of stock-based compensation recorded in the Consolidated Statements of Operations for the year ended December 31, 2006 as a result of adopting SFAS No. 123R. Ticketmaster Entertainment has been recognizing expense for all stock-based grants since it became wholly owned by IAC on January 17, 2003, in accordance with SFAS No. 123.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model. The Company uses the Black-Scholes option-pricing model for valuing share-based payment awards. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s Consolidated Statements of Operations.

SFAS No. 123R requires forfeitures to be estimated at the time of grant in order to calculate the amount of share-based payment awards ultimately expected to vest. The forfeiture rate is based on historical rates. As stock-based compensation recognized in the Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 is based on equity awards ultimately expected to vest, it has been reduced for estimated forfeitures.

Business Combinations

All of the Company’s acquisitions have been accounted for as purchase business combinations in accordance with the provisions of SFAS No. 141, Business Combinations (“SFAS No. 141”). Under the purchase method of accounting, the costs, including transaction costs, are allocated to the underlying net assets acquired, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Definite-lived identifiable intangible assets, which are determined in purchase accounting, are amortized on either a straight-line basis or an accelerated basis based on management’s estimates of expected cash flows from related assets. The Company determines the appropriate amortization method by performing an analysis of expected cash flows over the estimated useful lives of the assets and matches the amortization expense to the expected cash flows from those assets.

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In order to determine the fair value of certain assets and liabilities acquired, the Company may obtain appraisals from valuation specialists for certain intangible assets. While there are a number of different methods used in estimating the fair value of acquired intangible assets, there are two approaches primarily used: the discounted cash flow and market comparison approaches. Some of the more significant estimates and assumptions inherent in the two approaches include: projected future cash flows (including timing); discount rate reflecting the risk inherent in the future cash flows; terminal growth rate; subscriber churn; terminal value; determination of appropriate market comparables; and the determination of whether a premium or a discount should be applied to market comparables. Most of the above assumptions are made based on available historical and market information.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period, net of shares subject to repurchase rights, and excludes any dilutive effects of options or warrants, Restricted Stock, RSUs, and convertible securities, if any. Diluted net income (loss) per share is computed using the weighted-average number of common stock and common stock equivalent shares outstanding (including the effect of restricted stock) during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Legal Contingencies

The Company is currently involved in certain legal proceedings. The Company records liabilities related to pending litigation when an unfavorable outcome is probable and management can reasonably estimate the amount of loss. The Company does not record liabilities for pending litigation when there are uncertainties related to assessing either the amount or the probable outcome of the claims asserted in the litigation. As additional information becomes available, the Company continually assesses the potential liability related to such pending litigation.

Operating Leases

The Company leases office space, data centers and certain office equipment under operating lease agreements with original lease periods of up to 10 years. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. For the Company, comprehensive income (loss) primarily consists of its reported net income (loss) and foreign currency translation.

Segments

The Company complies with the reporting requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. After the October 29, 2008 acquisition of a controlling interest in Front Line, based upon changes in the internal management structure and how the chief operating decision maker and executive management viewed the business, the Company began reporting two segments: Ticketing and Artist Services.

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Accounting Estimates

Ticketmaster Entertainment’s management is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include, but are not limited to: the recoverability of contract advances; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of income taxes payable and deferred income taxes, including related valuation allowances; and assumptions related to the determination of stock-based compensation.

Certain Risks and Concentrations

Ticketmaster Entertainment’s business is subject to certain risks and concentrations including dependence on third party technology providers, exposure to risks associated with online commerce security and credit card fraud.

Financial instruments, which potentially subject Ticketmaster Entertainment to concentration of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with quality financial institutions of high credit and cash held in the U.S. is in excess of Federal Deposit Insurance Corporation insurance limits.

The Company has one customer, Live Nation, Inc. (“Live Nation”) (including its subsidiary House of Blues) that comprises more than 10% of total revenue. Refer to Note 7—Segment Information.

Recent Accounting Pronouncements

Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued FASB Staff Position (“FSP”) FAS No.140-4 and FIN 46(R)-8, Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS No. 140-4” and “FIN 46(R)-8”). FSP FAS No. 140-4 and FIN 46(R)-8 require additional disclosures about an entity’s involvement with variable interest entities and transfers of financial assets. FSP FAS No. 140-4 and. FIN 46(R)-8 are effective for the first reporting period ending after December 15, 2008. Ticketmaster Entertainment adopted FSP FAS No. 140-4 and FIN 46(R)-8 effective January 1, 2009 and the standard did not have a material impact on the Company’s consolidated financial statements.

Equity Method Investment Accounting Considerations

In November 2008, the FASB ratified the EITF consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”) which addresses certain effects of SFAS Nos. 141R and 160 on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. EITF 08-6 was effective for the Company beginning January 1, 2009 on a prospective basis and the Company is currently evaluating the impact of EITF 08-6 on its consolidated financial statements.

Accounting for Defensive Intangible Assets

In November 2008, the FASB ratified the EITF consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). EITF 08-7 addresses the accounting for an intangible asset acquired in a

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business combination or asset acquisition that an entity does not intend to use or intends to hold to prevent others from obtaining access (a defensive intangible asset). Under EITF 08-7, a defensive intangible asset would need to be accounted for as a separate unit of accounting and would be assigned a useful life based on the period over which the asset diminishes in value. EITF 08-7 was effective for the Company beginning January 1, 2009 on a prospective basis and is currently evaluating the impact of EITF 08-7 on its consolidated financial statements.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP No. EITF 03-6-1”). FSP No. EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities and included in the calculation of basic EPS. The provisions of FSP EITF 03-6-1 were effective for the Company beginning January 1, 2009, and in 2009, will be applied retroactively to all prior period earnings per share computations. The Company is currently evaluating the impact of the adoption of FSP EITF 03-6-1 on its earnings per share amounts.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP No. FAS 142-3 was effective for the Company beginning January 1, 2009 on a prospective basis and we are currently evaluating the impact of FSP No. FAS 142-3 on our consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures on an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedging items are accounted for under SFAS No. 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 encourages, but does not require, presenting disclosures for earlier periods for comparative purposes at initial adoption. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption encouraged. The Company adopted SFAS No. 161 on January 1, 2009. Because SFAS No. 161 amends only the disclosure requirements for derivative instruments and hedged items, the adoption of SFAS No. 161 is not anticipated to have a material impact on the Company’s consolidated financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, which changes the accounting and reporting for minority interests. Noncontrolling (minority) interests will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the statement of operations and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. Ticketmaster Entertainment adopted SFAS No. 160 on January 1, 2009. SFAS No. 160 is applied prospectively, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. As a result of the adoption, we have reclassified certain noncontrolling interests from liabilities to a component of equity. In accordance with EITF D-98, securities that are redeemable at the option of the holder and not solely within the control of the issuer, must be classified outside of equity. Since the

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noncontrolling interests held by third parties in consolidated subsidiaries are exercisable outside the control of the Company, these interests are classified as temporary equity in the accompanying consolidated balance sheets.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141R”), which replaces SFAS No. 141. SFAS No. 141R establishes revised principles and requirements for the recognition and measurement of assets and liabilities in a business combination. SFAS No. 141R requires (i) recognition of 100% of the fair values of acquired assets, including goodwill, and assumed liabilities upon obtaining control, (ii) contingent consideration to be fair valued at acquisition date, (iii) transaction costs to be expensed as incurred, (iv) pre-acquisition contingencies to be accounted for at acquisition date at fair value and (v) costs of a plan to exit an activity or terminate or relocate employees to be accounted for as post combination costs. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. SFAS No. 141R requires prospective application for all acquisitions after the adoption date. The Company expects SFAS No. 141R to have an impact on how acquisitions are reflected in the consolidated financial statements when effective, but the timing, nature and magnitude of the specific effects will depend on the nature, terms and size of any acquisitions that the Company consummates after the effective date. As of December 31, 2008, approximately $0.6 million of transaction costs related to deals not consummated were capitalized and included in prepaid expense and other current assets. These costs will be expensed during 2009.

Additionally, for business combinations in which the acquisition date is prior to the effective date of SFAS No. 141R, the acquirer is required to apply the requirements of SFAS No. 109, Income Taxes, as amended by SFAS No. 141R, prospectively. After the effective date of SFAS No. 141R, changes in the valuation allowance for acquired deferred tax assets and dispositions of uncertain income tax positions must be recognized as an adjustment to income tax expense, rather than through goodwill. The impact of the adoption of SFAS No. 141R on the Company’s consolidated financial statements will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

NOTE 3—BUSINESS ACQUISITIONS

Business acquisitions completed by Ticketmaster Entertainment during 2008 are described below.

Front Line Management Group, Inc.

On October 29, 2008, the Company acquired additional equity interests in Front Line, a portion of which was acquired from Warner Music Group for $123.0 million. The remaining equity interests were acquired in a transaction that, for accounting purposes, was treated as an exchange by a trust controlled by Mr. Azoff of certain Front Line equity awards for certain Ticketmaster Entertainment equity awards. The Company acquired additional ownership interests of 42.9% in the aggregate, resulting in a controlling interest in Front Line of 82.3% (approximately 75% on a diluted basis). See Note 11—Temporary Equity and Equity for further information regarding the exchange of equity awards. The acquisition was accounted for as a step-acquisition under the purchase method of accounting in accordance with SFAS No. 141, as prior to this transaction the Company owned 39.4% of Front Line. The primary reasons for the acquisition were to diversify revenue and cash flow streams, expand business opportunities and capitalize on strategic opportunities.

The Company believed that certain of these primary factors supported the amount of goodwill recorded as a result of the purchase price paid for Front Line, in relation to other acquired tangible and intangible assets.

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The total cost of the Front Line step-acquisition was approximately $138.0 million, including expenses incurred in connection with the transaction. The following table summarizes the components of the purchase price (in thousands):

Cash consideration	$123,000
Fair value of exchanged equity awards	13,168
Transaction costs	1,816

Total	$137,984

The fair value of exchanged equity awards was valued based on the average of the Company’s closing stock price for the period from two days prior to through two days after the announcement date.

To fund the cash portion of the Front Line acquisition, the Company used cash on hand and $100 million borrowed under the Revolver, as defined in Note 9—Long Term Debt.

The purchase price for the acquisition was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of October 29, 2008. The Company believes that the fair values assigned to the assets acquired and the liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the step-acquisition (in thousands):

Description	Estimated Fair Value	Weighted-Average Amortization Period
Net liabilities assumed:
Cash and cash equivalents	$18,058
Accounts receivables, net	6,740
Other current assets	2,441
Property and equipment	716
Other non-current assets	557
Accounts payable	(5,147)
Accrued liabilities	(4,992)
Income taxes payable	(3,638)
Deferred revenue	(1,684)
Other liabilities	(6,487)
Deferred tax liability	(15,561)
Noncontrolling interests	(17,604)

Total net liabilities assumed	(26,601)

Intangible assets acquired:
Artist relationships	54,871	6.0 years
Customer relationships	13,685	4.4 years
Non-compete agreements	5,090	3.8 years

Total intangible assets acquired	73,646	5.4 years

Goodwill	90,939

Total purchase price	$137,984

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The goodwill recorded in connection with this transaction has been included in the Artist Services segment and is not deductible for federal income tax purposes. The Company’s fair value estimates for the purchase price allocation may change during the allowable allocation period if additional information becomes available. However, the Company does not currently expect any further material changes to the purchase price allocation.

The results of Front Line’s operations have been included in the Company’s consolidated financial statements since October 29, 2008. The following unaudited pro forma information assumes the Front Line acquisition occurred at January 1, 2008 and 2007 (in thousands, except per share amounts):

	Years Ended December 31,
	2008	2007
	(unaudited)
Revenues	$1,609,854	$1,384,909
Net (loss) income	$(1,006,438)	$161,138
Basic and diluted net (loss) income per share	$(17.86)	$2.87

The unaudited pro forma information is presented for illustrative purposes only and does not purport to be indicative of the results of future operations of the Company or of the results that would have actually been attained had the operations been combined during the periods presented.

Certain prior acquisitions made by Front Line include contingent additional consideration if and when certain financial targets, as defined in each applicable acquisition agreement, are achieved. Based on the acquisitions’ current performance, management estimates potential contingent additional consideration of $8.0 million will be paid within the next two years.

The V.I.P. Tour Company (“TicketsNow”)

On February 24, 2008, the Company acquired 100% of the outstanding common shares of TicketsNow, a leading resale on-line provider of tickets for live sporting and entertainment events. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141. The primary reasons for the acquisition were to increase Ticketmaster Entertainment’s presence in the resale ticketing market and to grow our business by providing consumers with expanded buying options.

The Company believes that these factors supported the amount of goodwill recorded as a result of the purchase price paid for TicketsNow, in relation to other acquired tangible and intangible assets.

The total cost of the TicketsNow acquisition was approximately $279.4 million, including expenses incurred in connection with the transaction. The cash consideration for the TicketsNow acquisition was funded through cash on hand at IAC and the Company. The following table summarizes the components of the purchase price (in thousands):

Cash consideration	$278,009
Transaction costs	1,427

Total	$279,436

FIN-21

The purchase price for the acquisition was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company believes that the fair values assigned to the assets acquired and the liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in thousands):

Description	Estimated Fair Value	Weighted-Average Amortization Period
Net liabilities assumed:
Cash and cash equivalents	$21,030
Accounts receivables, net	3,843
Prepaid taxes	9,578
Other current assets	1,916
Property and equipment	7,985
Other assets	51
Accounts payable	(6,394)
Accrued liabilities	(8,437)
Deferred tax liabilities, net	(38,774)
Other liabilities	(642)

Total net liabilities assumed	(9,844)

Intangible assets acquired:
Broker relationships	63,800	12.0 years
Trademarks and trade names	21,000	10.0 years
Technology	18,200	3.4 years
Customer relationships	7,000	3.0 years
Non-compete agreements	1,000	3.0 years

Total intangible assets acquired	111,000	9.6 years

Goodwill	178,280

Total purchase price	$279,436

The goodwill has been included in the Ticketing segment and is not deductible for federal income tax purposes. The purchase price allocation for the acquisition is considered final and the Company does not currently expect any further material changes to the purchase price allocation.

The results of TicketsNow’s operations have been included in the Company’s consolidated financial statements since February 24, 2008. The following unaudited pro forma information assumes the TicketsNow acquisition occurred at January 1, 2008 and 2007 (in thousands, except per share amounts):

	Years Ended December 31,
	2008	2007
	(unaudited)
Revenues	$1,465,194	$1,313,113
Net (loss) income	$(1,009,055)	$164,714
Basic and diluted net (loss) income per share	$(17.91)	$2.93

The unaudited pro forma information is presented for illustrative purposes only and does not purport to be indicative of the results of future operations of the Company or of the results that would have actually been attained had the operations been combined during the periods presented.

FIN-22

Additional acquisitions completed during 2008

In 2008, the Company also acquired the following three entities for a total cost of $151.6 million, which was paid primarily in cash:

•

Paciolan, Inc., based in Irvine, California, is a leading ticketing services and software provider that offers ticketing, fundraising and marketing technology solutions for clients across North America.

•	GET ME IN! Ltd., based in London, England, is a leading independent web-based marketplace for music, sport, theatre and other live entertainment event tickets in Europe.

•

SLO Limited, Inc, based in San Francisco, California, is a leading provider of VIP ticketing services for concerts and special events; providing premium seats on behalf of its touring and event clients, creating ticket and travel packages, and hosts on-site experiences.

Goodwill recognized in these transactions amounted to $100.6 million, which has been included in the Ticketing segment and is not deductible for federal income tax purposes.

NOTE 4—GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

The balance of goodwill and indefinite-lived intangible assets, net is as follows (in thousands):

	December 31,
	2008	2007
Goodwill	$455,751	$1,090,418
Indefinite-lived intangible asset, trade name	62,585	62,560

Total goodwill and indefinite-lived intangible asset, net	$518,336	$1,152,978

The following tables present the balance of goodwill, including the changes in carrying amount of goodwill, for the years ended December 31, 2008 and 2007 (in thousands):

Balance as of January 1, 2008	Additions	Goodwill Impairment	Foreign Exchange Translation	Balance as of December 31, 2008
$1,090,418	$479,150	$(1,094,091)	$(19,726)	$455,751

For the Ticketing segment, additions principally related to the acquisitions of TicketsNow, Paciolan, and GET ME IN! The aggregate purchase price for these acquisitions totaled approximately $428 million with approximately $151.6 million of intangible assets and $282.1 million of goodwill identified. An additional $194.9 million of goodwill was recorded as a result of the acquisition of a controlling interest in Front Line which included $147.4 million in historical basis and $47.5 million resulting from the excess of the purchase price over fair value of identified assets for the stepped-up portion of the acquisition. The purchase price allocation for the Front Line acquisition is preliminary and subject to adjustment during the allocation period, which is not expected to last beyond one year from the date of purchase, and as such, the goodwill may change. Purchase price allocations for the remaining acquisitions are considered final.

Balance as of January 1, 2007	Additions	(Deductions)	Foreign Exchange Translation	Balance as of December 31, 2007
$1,051,732	$35,732	$(5,899)	$8,853	$1,090,418

Additions principally relate to acquisitions. Deductions principally relate to the establishment of a deferred tax asset related to acquired tax attributes.

FIN-23

Impairment of Goodwill and Indefinite-Lived Assets

As a result of our annual impairment test, the Company recorded a non-cash charge of $1.1 billion, representing $1.08 billion in the ticketing reporting unit and $0.02 billion in the Echo Music reporting unit. Subsequent to the impairment, $260.9 million of goodwill continues to be included in the ticketing reporting unit and all goodwill has been written-off in the Echo Music reporting unit.

The Company believes the factors which led to the impairment include the decline in the global economy and the Company’s stock price. In determining the impairment charge, the Company used certain DCF analyses. The analyses included seven years of projected cash flows with forecasted sales growth rates ranging from –5.7% to 12.5% with a terminal growth rate of 3%. The discount rates used in the DCF analyses for the step one tests were 12% with a 9% rate for the terminal value. The Company also considered the market approach which evaluates market transactions involving similarly situated companies, however it was not considered meaningful in the final evaluation because of the lack of comparability between the reporting units and guideline public companies. In addition, the Company assessed the reasonableness of its determined fair values by reference to the Company’s market capitalization and determined that the implied control premium was reasonable.

Following the annual impairment testing date, the Company’s stock price experienced a decline of over 40%. This significant decline in market capitalization together with the significant decline in the global economy and lower fourth quarter ticketing results led management to the conclusion that a triggering event had occurred under SFAS No. 142 which caused the Company to perform a step one test for the ticketing reporting unit at December 31, 2008.

At December 31, 2008, the Company updated its DCF analysis for the ticketing reporting unit and increased the discount rate utilized from 12% to 15.5% and the terminal growth rate from 9% to 12.5% based on increased risk due to current economic volatility experienced during the 4th quarter of 2008. The fair value utilizing the DCF model was determined to be reasonable when compared to the market capitalization at the end of the year plus a reasonable control premium. Because the fair value of the assets exceeded the carrying value, there was no indication of further impairment, and a step two test was not required.

As previously noted, the Company had acquired a controlling interest in Front Line following the annual impairment date. The Company considered the assumptions included in the valuation performed at the time of the step-acquisition and did not consider it necessary to perform an interim goodwill impairment test for the artist management, VIP ticketing or merchandising reporting units during the fourth quarter of 2008. The purchase accounting associated with the step-acquisition, further described in Note 3—Business Acquisitions, established fair values for the Artist Services reporting units. The Company believes that the proximity of the transaction to year end supported the valuation made pursuant to the controlling interest acquisition.

There was no goodwill impairment recorded for the years ended December 31, 2007 and 2006. In addition, the Company’s impairment test for the indefinite-lived trademark indicated no impairment for the year ended December 31, 2008.

FIN-24

NOTE 5—LONG-LIVED ASSETS AND INTANGIBLE ASSETS WITH DEFINITE LIVES

At December 31, 2008, intangible assets with definite lives related to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Purchase agreements	$157,952	$(151,209)	$6,743	6.1
Broker relationships	64,331	(4,468)	59,863	12.0
Customer relationships	53,086	(8,060)	45,026	7.9
Technology	31,333	(14,494)	16,839	3.5
Distribution agreements	27,333	(23,959)	3,374	6.3
Non-compete agreements	23,968	(12,950)	11,018	4.8
Artist relationships	138,369	(38,720)	99,649	20.0
Trademarks and trade names	24,740	(2,716)	22,024	9.1
Other	3,873	(933)	2,940	10.9

Total	$524,985	$(257,509)	$267,476

In accordance with SFAS No. 144, long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In 2008, the Company identified and recorded an impairment charge of $0.6 million for the write-off of a covenant not to compete related to Ticketmaster Entertainment’s ticketing operations in Germany. The intangible asset impairment charge is included in the amortization of intangible assets in the accompanying Consolidated Statements of Operations. There was no definite-lived intangible asset impairment recorded for the years ended December 31, 2007 and 2006.

Amortization of intangible assets with definite lives is based on the nature of the applicable intangible asset and expected future cash flows derived from the intangible asset. Based on December 31, 2008 balances, such amortization for the next five years and thereafter is estimated to be as follows (in thousands):

Years Ending December 31,
2009	$58,614
2010	45,925
2011	32,559
2012	27,039
2013	23,876
2014 and thereafter	79,463

$267,476

At December 31, 2007, intangible assets with definite lives related to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Purchase agreements	$163,681	$(145,637)	$18,044	6.1
Distribution agreements	28,109	(20,567)	7,542	4.2
Technology	8,587	(8,397)	190	3.9
Non-compete agreements	11,513	(10,193)	1,320	3.3
Other	3,239	(570)	2,669	11.8

Total	$215,129	$(185,364)	$29,765

FIN-25

NOTE 6—PROPERTY AND EQUIPMENT

The balance of property and equipment, net is as follows (in thousands):

	December 31,
	2008	2007
Computer equipment and capitalized software	$300,331	$260,983
Buildings and leasehold improvements	19,374	14,180
Furniture and other equipment	21,461	18,375
Projects in progress	13,198	10,249
Land	2,058	2,500

	356,422	306,287
Less: accumulated depreciation and amortization	(245,131)	(211,165)

Total property and equipment, net	$111,291	$95,122

NOTE 7—SEGMENT INFORMATION

Prior to the acquisition of Front Line, Ticketmaster Entertainment had one operating segment in accordance with the internal management structure and based upon how the chief operating decision maker and executive management viewed the business, its organizational structure and the type of service provided which primarily was online and offline ticketing services. After the October 29, 2008 acquisition of Front Line, based upon changes in the internal management structure and how the chief operating decision maker and executive management viewed the business, the Company began reporting two segments: Ticketing and Artist Services.

The Ticketing segment is primarily an agency business that sells tickets for events on behalf of our clients and retains a convenience charge and order processing fee for our services. We sell tickets through a combination of websites, telephone services and ticket outlets.

The Artist Services segment primarily provides management services to music recording artists in exchange for a commission on the earnings of these artists. Artist Services also sells merchandise associated with musical artists at live musical performances, to retailers, and directly to consumers via a website.

FIN-26

Revenue and expenses earned and charged between segments are eliminated in consolidation. Corporate expenses, interest income, interest expense, equity in losses (earnings) of nonconsolidated affiliates, loss attributable to noncontrolling interests, and other expense (income)—net and income taxes expense are managed on a total company basis. Corporate expenses primarily include compensation and other employee costs (including stock-based compensation), outside services and professional fees.

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Revenue
Ticketing	$1,408,820	$1,240,477	$1,062,672
Artist services	45,705	—	—

Total revenue	$1,454,525	$1,240,477	$1,062,672

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Operating (loss) income:
Ticketing	$(872,083)	$290,070	$279,272
Artist services	7,642	—	—
Corporate and unallocated	(89,702)	(73,754)	(54,381)

Total operating (loss) income	$(954,143)	$216,316	$224,891

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Adjusted Operating income (loss):(a)
Ticketing	$312,949	$356,125	$340,121
Artist services	16,985	—	—
Corporate and unallocated	(72,252)	(62,579)	(45,202)

Total Adjusted operating income	$257,682	$293,546	$294,919

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Capital Expenditures:
Ticketing	$43,821	$41,354	$32,944
Artist services	150	—	—
Corporate and unallocated	6,867	6,167	6,344

Total Capital expenditures	$50,838	$47,521	$39,288

FIN-27

The following table reconciles Adjusted Operating Income to Operating (loss) income for the Company’s reportable segments to net (loss) income attributable to Ticketmaster Entertainment, Inc.:

	Year ended December 31, 2008
	Adjusted Operating Income(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Goodwill impairment	Operating (loss) income
	(In thousands)
Ticketing	$312,949	$(7,848)	$(37,103)	$(45,990)	$(1,094,091)	$(872,083)
Artist services	16,985	(2,153)	(7,006)	(184)	—	7,642
Corporate and unallocated	(72,252)	(13,730)	—	(3,720)	—	(89,702)

Total	$257,682	$(23,731)	$(44,109)	$(49,894)	$(1,094,091)	(954,143)

Other expense, net						(30,051)

Loss before income taxes and noncontrolling interests						(984,194)
Income tax provision						(25,627)

Net loss						(1,009,821)
Plus: Loss attributable to noncontrolling interests, net						4,322

Net loss attributable to Ticketmaster Entertainment, Inc.						$(1,005,499)

	Year ended December 31, 2007
	Adjusted Operating Income(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Operating (loss) income
	(In thousands)
Ticketing	$356,125	$(4,121)	$(26,200)	$(35,734)	$290,070
Corporate and unallocated	(62,579)	(8,451)	—	(2,724)	(73,754)

Total	$293,546	$(12,572)	$(26,200)	$(38,458)	216,316

Other income, net					39,483

Earnings before income taxes and noncontrolling interests					255,799
Income tax provision					(89,007)

Net loss					166,792
Plus: Loss attributable to noncontrolling interests, net					2,559

Net income attributable to Ticketmaster Entertainment, Inc.					$169,351

	Year ended December 31, 2006
	Adjusted Operating Income(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Operating (loss) income
	(In thousands)
Ticketing	$340,121	$(1,300)	$(27,109)	$(32,440)	$279,272
Corporate and unallocated	(45,202)	(6,539)	—	(2,640)	(54,381)

Total	$294,919	$(7,839)	$(27,109)	$(35,080)	224,891

Other income, net					37,659

Earnings before income taxes and noncontrolling interests					262,550
Income tax provision					(85,967)

Net loss					176,583
Plus: Loss attributable to noncontrolling interests, net					118

Net income attributable to Ticketmaster Entertainment, Inc					$176,701

FIN-28

(a)	Our primary operating metric for evaluating segment performance is Adjusted Operating Income, which is defined as operating income excluding, if applicable: (1) depreciation expense, (2) non-cash compensation expense, (3) amortization and impairment of intangibles, (4) goodwill or other impairments, (5) pro forma adjustments for significant acquisitions, and (6) one-time items. Ticketmaster Entertainment believes this measure is useful to investors because it represents its consolidated operating results excluding the effects of non-cash expenses. Adjusted Operating Income has certain limitations in that it does not take into account the impact to Ticketmaster Entertainment’s statement of operations of certain expenses, including acquisition-related accounting. Ticketmaster Entertainment endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, financial statements prepared in accordance with generally accepted accounting principles, and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure.

The Ticketing segment’s largest client, Live Nation (including its subsidiary House of Blues), represented approximately 13%, 17% and 20% of its consolidated revenue for the years ended December 31, 2008, 2007, and 2006, respectively.

Ticketmaster Entertainment maintains operations in the United States, the United Kingdom, Canada and other international territories. Geographic information about the United States and international territories is presented below:

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Revenue
United States	$1,001,952	$814,851	$759,339
Canada	102,718	96,852	76,097
United Kingdom	139,826	140,408	104,095
All other countries	210,029	188,366	123,141

Total revenue	$1,454,525	$1,240,477	$1,062,672

	December 31,
	2008	2007
	(In thousands)
Long-lived assets
United States	$851,836	$1,314,617
All other countries	172,894	192,113

Total Long-lived assets	$1,024,730	$1,506,730

The Company manages its working capital on a consolidated basis. In addition, segment assets are not reported to, or used by, the chief operating decision maker to allocate resources to or assess performance of the segments, and therefore, pursuant to SFAS No. 131, total segment assets have not been disclosed.

NOTE 8—INCOME TAXES

In all periods presented, current and deferred tax expense has been computed for Ticketmaster Entertainment on a separate return basis. Ticketmaster Entertainment’s payments to IAC for its share of IAC’s consolidated federal and state tax return liabilities prior to the spin-off have been reflected within cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

FIN-29

U.S. and foreign earnings from continuing operations before income taxes and noncontrolling interests are as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
U.S.	$(1,048,671)	$170,573	$199,282
Foreign	64,477	85,226	63,268

Total	$(984,194)	$255,799	$262,550

The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Current income tax provision:
Federal	$19,402	$62,246	$60,960
State	6,856	12,076	11,416
Foreign	31,616	25,895	23,796

Current income tax provision	57,874	100,217	96,172

Deferred income tax (benefit) provision:
Federal	(16,370)	(9,880)	(1,383)
State	(12,939)	(1,477)	(5,533)
Foreign	(2,938)	147	(3,289)

Deferred income tax benefit	(32,247)	(11,210)	(10,205)

Income tax provision	$25,627	$89,007	$85,967

Current income taxes payable has been reduced by $11.4 million, $3.0 million and $2.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, for tax deductions attributable to stock-based compensation. The related income tax benefits of this stock-based compensation were recorded as amounts charged or credited to invested capital or a reduction in goodwill.

Following the spin-off in 2008, the Company held its newly issued third-party debt in the U.S. parent, whereas substantially all of its non-client cash was held in foreign subsidiaries. In response to this change in its operating environment, the Company completed a restructuring of its international operations which resulted in an internal redistribution of cash and debt. For tax purposes, the transactions related to the restructuring resulted in a deemed repatriation of foreign profits of $116.4 million, $40.7 million, tax-effected, subject to withholding taxes of $1.5 million and foreign tax credits of $44.1 million. The net benefit on the 2008 provision was approximately $1.9 million.

FIN-30

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below (in thousands). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2008	2007
Deferred tax assets:
Provision for accrued expenses	$10,144	$6,976
Net operating loss carryforwards	23,078	8,070
Stock-based compensation	20,360	7,977
Tax credits	4,926	—
Investment in unconsolidated subsidiaries	4,168	559
Other	4,813	1,142

Total deferred tax assets	67,489	24,724
Less valuation allowance	(23,282)	(10,722)

Net deferred tax assets	44,207	14,002

Deferred tax liabilities:
Property and equipment	(14,266)	(4,973)
Intangible and other assets	(80,956)	(33,992)
Other	(447)	(1,536)

Total deferred tax liabilities	(95,669)	(40,501)

Net deferred tax liability	$(51,462)	$(26,499)

Included in other non-current assets in the accompanying consolidated balance sheets at December 31, 2008 and 2007 is a non-current deferred tax asset of $1.8 million and $0.9 million, respectively. In addition, included in other accrued expenses and current liabilities in the accompanying consolidated balance sheet at December 31, 2007 is a current deferred tax liability of $0.9 million.

At December 31, 2008, Ticketmaster Entertainment had federal and state net operating losses (“NOLs”) of approximately $18.6 million and $38.9 million, respectively. If not utilized, the federal and state NOLs will expire at various times between 2023 and 2026, and 2009 and 2025, respectively. Utilization of federal NOLs will be subject to limitations under Sections 382 and 1502 of the Internal Revenue Code of 1986, as amended. In addition, utilization of certain state NOLs may be subject to limitations under state law similar to Sections 382 and 1502 of the Internal Revenue Code of 1986. At December 31, 2008, Ticketmaster Entertainment had foreign NOLs of approximately $50.9 million available to offset future income. Of these foreign losses, approximately $19.1 million can be carried forward indefinitely, and approximately $18.2 million, $9.3 million, and $4.3 million will expire within five years, ten years, and fifteen years, respectively. Utilization of approximately $17.3 million of foreign NOLs will be subject to annual limitations based on taxable income. During 2008, Ticketmaster Entertainment did not recognize any significant tax benefits related to domestic and foreign NOLs.

At December 31, 2008, the Company had a tax credit carryforward of approximately $4.9 million related to a federal credit for foreign taxes. This credit can be carried forward for ten years.

During 2008, Ticketmaster Entertainment’s valuation allowance increased by approximately $12.6 million. This increase was primarily related to foreign net operating losses and deferred tax assets not benefited for losses from investments in unconsolidated subsidiaries. At December 31, 2008, Ticketmaster Entertainment had a valuation allowance of approximately $23.3 million related to the portion of tax operating loss carryforwards and other items for which it is more likely than not that the tax benefit will not be realized. Of these amounts, no tax benefits with respect to acquired NOLs will be applied as a reduction to goodwill if recognized in future years, based on the requirements of adopting SFAS No. 141R.

FIN-31

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes and noncontrolling interests is shown as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Income tax provision at the federal statutory rate of 35%	$(344,468)	$89,530	$91,892
State income taxes, net of effect of federal tax benefit	(3,892)	6,890	8,434
Foreign income taxed at a different statutory tax rate	(5,171)	(6,665)	(5,308)
Foreign losses not benefited	7,294	2,539	1,045
Goodwill impairment	365,280	—	—
Investments in unconsolidated subsidiaries	6,319	2,461	—
Dividends from foreign subsidiaries	42,451	—	27,513
Foreign income tax credits utilized	(45,039)	(1,237)	(27,969)
Incremental tax on unremitted earnings of certain non-U.S. subsidiaries	—	—	(8,111)
Other, net	2,853	(4,511)	(1,529)

Income tax provision	$25,627	$89,007	$85,967

In accordance with APB No. 23, no federal and state income taxes have been provided on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $149.8 million at December 31, 2008. The amount of the unrecognized deferred U.S. income tax liability with respect to these earnings is $19.0 million. In 2006, Ticketmaster Entertainment asserted that the earnings of certain foreign subsidiaries are permanently reinvested resulting in a benefit of $8.1 million from the release of net deferred tax liabilities established in prior years. As previously noted, the Company effectuated an international restructuring in 2008 that resulted in a deemed repatriation of foreign profits of $116.4 million. It is management’s view that this represented a one-time event to adjust for changes in the operating environment created by the spin-off from IAC. The Company continues to assert that its foreign earnings will remain permanently reinvested.

Ticketmaster Entertainment adopted the provisions of FIN 48 effective January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands):

	2008	2007
Balance at beginning of year	$5,489	$583
Additions based on tax positions related to the current year	168	3,884
Additions based on tax positions of prior years	554	1,022
Reductions for tax positions of prior years	(981)	—
Settlements	(3,635)	—
Expiration of applicable statute of limitations	(281)	—

Balance at end of year	$1,314	$5,489

As of December 31, 2008 and 2007, the unrecognized tax benefits, including interest, were $1.7 million and $6.3 million, respectively. Unrecognized tax benefits for the year ended December 31, 2008, decreased by $4.2 million due principally to the effective settlement of certain prior year tax positions with the Internal Revenue Service (“IRS”) principally relating to the reversal of deductible temporary differences and unrecognized tax benefits that were transferred to IAC in connection with the spin-off, related to tax positions included in IAC’s consolidated tax return filings. If unrecognized tax benefits as of December 31, 2008 are subsequently recognized, approximately $1.2 million, net of related deferred tax assets and interest, would reduce the income tax provision from continuing operations.

Ticketmaster Entertainment recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense from continuing operations for the year ended

FIN-32

December 31, 2008 is a benefit of $0.2 million, net of related deferred taxes of $0.2 million, for interest on unrecognized tax benefits. At December 31, 2008 and 2007, Ticketmaster Entertainment had accrued $0.4 million and $0.8 million, respectively for the payment of interest. There are no material accruals for penalties.

By virtue of previously filed separate company and consolidated tax returns with IAC, Ticketmaster Entertainment is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by Ticketmaster Entertainment are recorded in the period they become known.

The IRS is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which include the operations of Ticketmaster Entertainment from January 17, 2003, the date which Ticketmaster Entertainment joined the IAC consolidated tax return. The statutes of limitations for these years have been extended to December 31, 2009. In early 2009, the IRS commenced an audit of IAC’s tax returns for the years ended December 31, 2004 through 2006. The statutes of limitations for these years has been extended and this examination is expected to be completed in 2011. Various IAC consolidated state and local jurisdictions are currently under examination, the most significant of which are California, Florida, New York and New York City, for various tax years after December 31, 2001. Ticketmaster Entertainment’s operations were included in these returns from January 17, 2003. These examinations are expected to be completed by late 2009.

Ticketmaster Entertainment believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.0 million within twelve months of the current reporting date due to settlements and expirations of applicable statute of limitations. An estimate of other changes in unrecognized tax benefits cannot be made, but such other changes are not expected to be significant.

NOTE 9—LONG TERM DEBT

The balance of long-term debt is as follows (in thousands):

December 31, 2008
10.75% Senior Notes, due July 28, 2016	$300,000
2008 Term Loan A, due July 25, 2013	100,000
2008 Term Loan B, due July 25, 2014	350,000
2008 Revolver, due July 25, 2013	115,000

Total	$865,000

Ticketmaster Entertainment 10.75% Senior Notes

Overview

In connection with the spin-off, Ticketmaster Entertainment issued $300.0 million aggregate principal amount of 10.75% Senior Notes due 2016 (the “Notes”). Interest is payable semi-annually in cash in arrears on August 1 and February 1 of each year, commencing February 1, 2009. The Notes are guaranteed by existing and future domestic restricted subsidiaries of Ticketmaster Entertainment.

Redemption

The Notes are redeemable by Ticketmaster Entertainment, in whole or in part, on or after August 1, 2012 at the following prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, on

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August 1 of the following years: 105.375% (2012), 102.688% (2013) and 100.00% (2014 and thereafter). At any time and from time to time prior to August 1, 2012, the Notes are redeemable by Ticketmaster Entertainment at a redemption price equal to 100% of the principal amount plus the greater of (i) 1% of the principal amount of such Note; and (ii) the excess, if any, of: (A) an amount equal to the present value of (1) the redemption price of such Note at August 1, 2012, plus (2) the remaining scheduled interest payments on the Notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to August 1, 2012 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (B) the principal amount of the Notes to be redeemed. In addition, up to 35% of the Notes may be redeemed by Ticketmaster Entertainment with proceeds from certain equity offerings before August 1, 2011 at a price equal to 110.75% of their principal amount, plus accrued and unpaid interest. Ticketmaster Entertainment must also offer to redeem the Notes at 101% of their principal amount, plus accrued and unpaid interest, if it experiences certain kinds of changes of control. Lastly, if Ticketmaster Entertainment or certain of its subsidiaries (specifically, those that are designated restricted subsidiaries under the indenture governing the Notes) sell assets and do not apply the sale proceeds in a specified manner within a specified time, Ticketmaster Entertainment will be required to make an offer to purchase Notes at their face amount, plus accrued and unpaid interest to the purchase date.

Certain Covenants

The indenture governing the Notes contains covenants that limit, among other things, Ticketmaster Entertainment’s ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of restricted subsidiaries to make payments to Ticketmaster Entertainment; merge, consolidate or sell all of Ticketmaster Entertainment’s assets; create certain liens; and engage in transactions with affiliates on terms that are not arm’s length. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers and transactions with affiliates will be suspended during any period in which the Notes are rated investment grade by both rating agencies and no default or event of default under the indenture has occurred and is continuing. The Notes contain two incurrence based financial covenants, as defined, requiring a minimum fixed charge coverage ratio of 2.0 to 1.0 and a maximum secured indebtedness leverage ratio of 2.25 to 1.0. As of December 31, 2008, the Company was in compliance with these incurrence based financial covenants.

Ticketmaster Entertainment Senior Secured Credit Facilities

Overview

Also in connection with the spin-off, on July 25, 2008, Ticketmaster Entertainment and certain of its subsidiaries entered into a Credit Agreement with a syndicate of banks. The senior secured credit facilities provide financing of up to $650.0 million, consisting of a $100.0 million Term Loan A with a maturity of five years, a $350.0 million Term Loan B with a maturity of six years and a $200.0 million revolving credit facility (the “Revolver”) with a maturity of five years. In addition, subject to certain conditions, including compliance with certain financial covenants, the senior secured credit facilities permit Ticketmaster Entertainment to incur incremental term loans and revolving loans in an aggregate principal amount of up to $125.0 million.

Ticketmaster Entertainment borrowed $15.0 million under the Revolver in connection with the spin-off. On October 27, 2008, the Company borrowed an additional $100.0 million under the Revolver to fund a portion of the acquisition consideration for an additional interest in Front Line. The available borrowing capacity of the Revolver at December 31, 2008 was $85.0 million, subject to limitations imposed to maintain compliance with debt covenants which are further discussed below.

Interest Rates

The interest rates per annum applicable to loans under the senior secured credit facilities are, at Ticketmaster Entertainment’s option, equal to either a base rate or a LIBOR rate plus an applicable margin,

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which in the case of the Term Loan A and the Revolver will vary with the total leverage ratio of Ticketmaster Entertainment (except that the applicable margin with respect to the Term Loan A and borrowings under the Revolver is fixed at 2.75% per annum for LIBOR loans under the Term Loan A and 2.25% per annum for LIBOR loans under the Revolver, and 1.75% per annum for base rate loans under the Term Loan A and 1.25% per annum for base rate loans under the Revolver until Ticketmaster Entertainment delivers financial statements for the quarter ending December 31, 2008). The applicable margin for the Term Loan B is 3.25% per annum for LIBOR loans and 2.25% per annum for base rate loans. The base rate means the greater of (i) the prime rate as quoted from time to time by JPMorgan Chase Bank, N.A. or (ii) the Federal Funds rate plus 0.5%. The interest rates for the Term Loan A, Term Loan B and the Revolver at December 31, 2008 were 6.14%, 6.64% and 4.65%, respectively. Interest expense and amortization of debt issuance costs of $28.1 million was recorded for the year ended December 31, 2008.

Prepayments

The senior secured credit facilities require Ticketmaster Entertainment to prepay outstanding loans, subject to certain exceptions (including a right of reinvestment of asset sale proceeds in Ticketmaster Entertainment’s business) with the proceeds of certain asset sales, casualty insurance and recovery events, the incurrence of certain indebtedness and with a percentage of annual excess cash flow (which may be reduced to 0% upon the achievement of a specified leverage ratio).

Amortization

The Term Loan A will amortize in an amount equal to 10% of the original principal amount during 2011, 15% in 2012 and 75% in 2013, payable in quarterly installments with the remaining amount payable on the fifth anniversary of the closing date of the senior secured credit facilities. The Term Loan B will amortize in an amount equal to 1% per annum in equal quarterly installments commencing with the end of the first fiscal quarter in 2011, with the remaining amount payable on the sixth anniversary of the closing date of the senior secured credit facilities. Any voluntary prepayments made on the Term Loan A or Term Loan B from time to time may be applied against otherwise scheduled amortization obligations. Any principal amounts outstanding under revolving loans are due and payable in full at maturity, on the fifth anniversary of the closing date of the senior secured credit facilities.

Guarantee and Security

All obligations under the senior secured credit facilities are unconditionally guaranteed by each of Ticketmaster Entertainment’s existing and future direct and indirect domestic subsidiaries, subject to certain exceptions. The obligations of any foreign subsidiary borrowers under the senior secured credit facilities also are guaranteed by Ticketmaster Entertainment and the guarantors. All obligations of Ticketmaster Entertainment under the senior secured credit facilities and the guarantees of those obligations are secured by (subject to certain exceptions) a first priority pledge of all of the equity interests of each of the domestic subsidiaries held by Ticketmaster Entertainment; a first priority pledge of 65% of the equity interests of each of the first-tier foreign subsidiaries of Ticketmaster Entertainment and its subsidiaries; and a first priority security interest in substantially all of the other assets of Ticketmaster Entertainment and each guarantor. The obligations of each foreign subsidiary borrower under the revolving credit facility also are secured.

Certain Covenants

The senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of Ticketmaster Entertainment and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, pay dividends and other restricted payments and prepay unsecured indebtedness. The senior secured credit facility has two quarterly financial covenants requiring a maximum total leverage ratio of 3.50 to 1.00 and a minimum

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interest coverage ratio of 3.00 to 1.00. As of December 31, 2008, the Company was in compliance with these financial covenants. The Company believes it has adequate cash and cash equivalents and will generate sufficient cash from operations to pay down a portion of its debt, if required, in order to maintain compliance with all financial covenants through December 31, 2009.

Scheduled Debt Repayments:

As of December 31, 2008, the Company’s long-term debt has scheduled repayments for each of the next five years as follows (in thousands):

Years Ending December 31,
2009	$—
2010	—
2011	13,500
2012	18,500
2013	191,750
Thereafter	641,250

Total	$865,000

The above table does not include projected interest payments the Company is required to pay.

Debt Issuance Costs

Debt issuance costs are amortized using the effective interest method over the terms of the Ticketmaster Entertainment Notes and related senior secured credit facilities. At December 31, 2008, debt issuance costs of $4.5 million and $21.1 million are included in prepaid expenses and other current assets and other non-current assets, respectively. Amortization of such costs is included in interest expense in the Consolidated Statements of Operations.

NOTE 10—EARNINGS PER SHARE

We compute earnings per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). We compute basic earnings per share using the weighted average number of common shares outstanding for the period. Under the provisions of SFAS No. 128, basic net income per common share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted net income per common share adjusts basic net income per common share for the effects of stock options, restricted stock and other potentially dilutive financial instruments in the periods in which such effect is dilutive.

Basic Earnings Per Share

For the year ended December 31, 2008, we computed basic earnings per share using the weighted average number of shares of common stock outstanding following the spin-off, as if such shares were outstanding for the entire period prior to the spin-off, plus the weighted average of such shares outstanding following the spin-off date through December 31, 2008.

For the years ended December 31, 2007 and 2006, we computed basic earnings per share using the number of shares of common stock outstanding immediately following the spin-off, as if such shares were outstanding for the entire period.

Diluted Earnings Per Share

For the year ended December 31, 2008, we computed diluted earnings per share using (i) the number of shares of common stock outstanding immediately following the spin-off, (ii) the weighted average of such shares

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outstanding following the spin-off date through December 31, 2008, (iii) if dilutive, the incremental common stock that we would issue upon the assumed exercise of stock options and the vesting of RSUs using the treasury stock method, and (iv) if dilutive, the incremental common stock that we would issue upon conversion of the Company’s Preferred Stock.

For the years ended December 31, 2007 and 2006, we computed diluted earnings per share using the dilutive impact of all stock-based awards outstanding immediately following the spin-off, as if such awards were outstanding for the entire period.

The following table presents our basic and diluted earnings (loss) per share:

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands, except for per share data)
Net (loss) income attributable to Ticketmaster Entertainment, Inc.:	$(1,005,499)	$169,351	$176,701
Net (loss) earnings per share available to common stockholders:
Basic	$(17.84)	$3.01	$3.15
Diluted	$(17.84)	$3.01	$3.15
Weighted average of number of shares outstanding:
Basic	56,353	56,171	56,171
Diluted effect of:
Options to purchase common stock, RSUs and redeemable preferred stock	—	—	—

Diluted	56,353	56,171	56,171

Weighted average common shares outstanding includes the incremental shares that would be issued upon the assumed exercise of stock options, vesting of RSUs and conversion of the Company’s Preferred Stock if the effect is dilutive. Because the Company had a net loss from continuing operations in 2008, no potentially dilutive securities were included in the denominator for computing dilutive earnings per share, since their impact on earnings per share would be anti-dilutive. For the year ended December 31, 2008, approximately 5,700 stock options and 139,500 RSUs that could potentially dilute basic earnings per share in the future were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

NOTE 11—TEMPORARY EQUITY AND EQUITY

Upon the spin-off, IAC common stockholders received one-fifth of a share of Ticketmaster Entertainment common stock for each share of IAC common and IAC class B common stock held.

Concurrent with its acquisition of a controlling interest in Front Line on October 29, 2008, the Company entered into an employment agreement with Irving Azoff, the Company’s new Chief Executive Officer, whereby he received 1,750,000 shares of Ticketmaster Entertainment restricted Series A Convertible Preferred Stock (“Preferred Stock”); 1,000,000 shares of restricted Ticketmaster Entertainment common stock (“Restricted Common Stock”); and an option to purchase 2,000,000 shares of Ticketmaster Entertainment common stock. Subject to, and simultaneously with these grants of Preferred Stock and Restricted Common Stock, the Azoff Family Trust relinquished 25,918 shares of previously issued restricted Front Line common stock and received the Ticketmaster Entertainment Preferred Stock and Restricted Common Stock. Refer to Note 3—Business Acquisitions for further discussion of Front Line purchase accounting.

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Ticketmaster Entertainment Common Stock and Restricted Stock

Our authorized common stock consists of 300,000,000 shares of common stock, par value $0.01 per share. Subject to prior dividend rights of the holders of any preferred shares, the holders of common stock are entitled to receive dividends, when, and if, declared by our board of directors out of funds legally available for that purpose. We have not paid any dividends on our common stock since our common stock began trading on the Nasdaq Stock Market. Our Board of Directors has no current plans to pay cash dividends. Each share of common stock is entitled to one vote per share on matters submitted to a vote of stockholders. In the event of any liquidation, dissolution, or winding-up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.

The Company issued 1,000,000 shares of restricted common stock to the Azoff Family Trust on October 29, 2008. The restricted common stock will vest on the five-year anniversary of the grant date, subject to Mr. Azoff’s continued employment with Front Line or Ticketmaster Entertainment, and may vest earlier in certain limited circumstances. We have recorded $0.2 million of stock-based compensation cost during 2008 related to the restricted common stock grant.

Series A Convertible Preferred Stock

Our authorized Preferred Stock consists of 25,000,000 shares of Preferred Stock, par value $0.01 per share, of which 2,100,000 shares have been designated Series A Convertible Preferred Stock, par value $0.01. On October 29, 2008, the Company issued 1,750,000 restricted shares of Series A Convertible Preferred Stock to the Azoff Family Trust. The shares of Preferred Stock are entitled to a 3% annual paid in kind dividend, subject to declaration by the Ticketmaster Entertainment board of directors out of funds legally available therefor. The Preferred Stock, which votes on an as converted basis with Ticketmaster Entertainment common stock, will be mandatorily redeemable by Ticketmaster Entertainment at its liquidation preference on the fifth anniversary of its issuance and is convertible at any time prior to redemption into shares of restricted common stock based on a conversion price of $20 per common share. The Preferred Stock (or the restricted common stock, if converted) will vest on the fifth anniversary of the grant date, subject to Mr. Azoff’s continued employment with Front Line or Ticketmaster Entertainment and may vest earlier in certain limited circumstances. We are recognizing compensation expense over the vesting term. At December 31, 2008, the aggregate amount of unpaid dividends on the Preferred Stock was $0.2 million.

Due to the nature of the redemption feature and other provisions, the Company classified the Preferred Stock as temporary equity. The Company obtained an independent valuation of $40.0 million for the fair value of the 1,750,000 shares of Preferred Stock in October 2008 valued using an option pricing model. In connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line, they were accounted for as an exchange of equity instruments in a business combination in accordance with SFAS No. 123R and the Company recorded $8.8 million as temporary equity representing the vested portion of the fair value based on the requisite service period that had passed. This amount was previously expensed by Front Line prior to the acquisition. In accordance with SEC Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stock,” the Company adjusted additional paid-in-capital by $8.8 million to appropriately record the instrument as temporary equity at the time the grant was awarded outside of permanent equity as redemption of this award is outside the control of Ticketmaster Entertainment. The value of the Preferred Stock attributed to the remaining service period of $31.2 million is being expensed ratably over the future service period from October 2008 through October 2013. Ticketmaster Entertainment recorded $1.0 million of stock-based compensation expense for the period from November 2008 through December 2008.

Redeemable Noncontrolling Interests

In connection with the acquisition of certain subsidiaries, the Company is party to fair value put arrangements with respect to the common securities that represent the remaining noncontrolling interests of the

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acquired company or a portion thereof. These put arrangements are exercisable at fair value by the counterparty outside of the control of the Company and are classified as temporary equity in accordance with EITF D-98. Accordingly, to the extent the fair value of these redeemable interests exceeds the value determined by normal noncontrolling interests accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to additional paid-in capital. In instances where the put arrangements held by the noncontrolling interests are not currently redeemable, the Company accretes the changes from book value to the redemption fair value over the period from the date of issuance to the earliest redemption date of the individual securities using the interest method.

The currently redeemable put arrangements held by the noncontrolling interests of certain subsidiaries of the Company had an estimated redemption fair value of $1.3 million and $7.8 million as of December 31, 2008 and 2007, respectively.

The Company acquired a controlling interest in Front Line on October 29, 2008, increasing the Company’s ownership interest from 39.4% to 82.3% (see Note 3—Business Acquisitions). As of December 31, 2008, 81.17% of the common stock of Front Line held by noncontrolling interests included put arrangements that were not currently redeemable. These shares had an estimated fair value of $51.2 million as of December 31, 2008. The shares held by the minority interests are redeemable at differing dates as specified in the October 29, 2008 transaction. Per the terms of the transaction, 17,279 shares are redeemable on October 29, 2011, 5,271 shares are redeemable on October 29, 2013 and the remaining 174 shares are redeemable on January 24, 2015; these shares had estimated redemption fair values of $38.9 million, $11.9 million and $0.4 million, respectively, as of December 31, 2008. For the year ended December 31, 2008, in accordance with EITF D-98, the Company has accreted $0.5 million of the change from book value to the redemption fair value using the interest method. The carrying value of these common shares, including the recorded accretion, was $28.9 million as of December 31, 2008.

Additionally, the founder of Front Line and the Azoff Family Trust hold options and restricted stock in Front Line that included put arrangements exercisable at the option of the holder on October 29, 2013, subject to vesting. The options and restricted stock had estimated redemption fair value of $19.3 million as of December 31, 2008. For the year ended December 31, 2008, in accordance with EITF D-98, the Company has accreted $0.2 million of the change from book value to the redemption fair value using the interest method. The carrying value of the options and restricted stock, including the recorded accretion, was $0.6 million as of December 31, 2008.

The common stock of two subsidiaries of Front Line held by noncontrolling interests included put arrangements that were not currently redeemable. One put arrangement, redeemable on August 23, 2012, had an estimated redemption fair value of $3.2 million as of December 31, 2008. The remaining put arrangement, which does not have a determinable redemption date, had an estimated redemption fair value of $7.8 million as of December 31, 2008. At December 31, 2008, the carrying value for these interests was $11.7 million, which exceeded the estimated redemption fair value.

Noncontrolling Interests

For 18.83% of the common stock of Front Line held by noncontrolling interests and certain non-wholly owned subsidiaries of Front Line, the common securities held by the noncontrolling interests do not include put arrangements exercisable outside of the control of the Company. As such, these noncontrolling interests are recorded in equity, separate from the Company’s own equity in accordance with SFAS No. 160. The carrying value of these noncontrolling interests was $28.2 million as of December 31, 2008.

NOTE 12—SFAS NO. 123R AND STOCK-BASED COMPENSATION

In 2008, the Company’s Board of Directors and stockholders approved the Ticketmaster Entertainment 2008 Stock and Annual Incentive Plan (the “Plan”) whereby we can grant RSUs, performance stock units (“PSUs”), stock options and other stock-based awards to officers, employees, directors and consultants.

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RSUs are awards whose value to the holder is based upon the market value of our stock when the RSUs vest. Our RSUs are generally subject to performance-based vesting or service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the RSUs granted vest periodically over the term of the grant. The terms and conditions upon which the stock options become exercisable vary among grants.

The maximum number of shares that may be awarded under the Plan is the sum of (a) the number of shares that may be issuable upon exercise or vesting of IAC stock-based compensation awards that were converted into Ticketmaster Entertainment stock-based compensation awards in connection with the spin-off (“Adjusted Awards”) and (b) 5,000,000. The maximum number of shares that may be granted pursuant to options intended to be incentive stock options is 3,333,333 shares. Shares subject to an award under the Plan may be an authorized and unissued share or may be treasury shares. No single participant may be granted awards in excess of 3,333,333 shares during the term of the Plan, provided that Adjusted Awards are not subject to this limitation.

As of December 31, 2008, we had approximately 2.4 million shares of common stock available for new grants under the Plan.

In addition, the Plan described above has a stated term of ten years and provides that the exercise price of stock options granted will not be less than the market price of the Company’s common stock on the grant date. The Plan does not specify grant dates or vesting schedules as those determinations have been delegated to the Compensation and Human Resources Committee of Ticketmaster Entertainment’s Board of Directors (the “Committee”). Each grant agreement reflects the vesting schedule for that particular grant as determined by the Committee. Broad-based stock option awards issued to date have generally vested in equal annual installments over a four-year period, and RSU awards issued to date have generally vested in equal annual installments over a five-year period, in each case, from the grant date. PSU awards issued to date will generally cliff vest at the end of a three-year period from the date of grant. In addition to equity awards outstanding under the Plan discussed above, stock options and other equity awards outstanding under plans assumed in acquisitions are reflected in the information set forth below.

As described below in “Modification of Stock-Based Compensation Awards,” certain stock options, restricted stock, RSUs, and other equity based awards granted to our employees, officers, directors, and consultants by IAC prior to the spin-off were converted into awards based on our common stock in connection with the spin-off. For the period from January 1, 2008 to August 19, 2008 and for the year ended December 31, 2007 and 2006, IAC allocated to us stock-based compensation expense that was attributable to our employees.

On October 29, 2008, the Company granted Mr. Azoff an option to purchase 2,000,000 shares of Ticketmaster Entertainment common stock. The option vests in equal annual installments over four years (and may vest earlier in specified circumstances), and has a per share exercise price of $20.00 and a ten year term.

Stock-based compensation expense related to stock options, restricted stock, RSUs and PSUs is included in the following line items in the accompanying Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006
Cost of sales	$1,197	$800	$654
Selling and marketing expense	1,302	876	646
General and administrative expense	21,232	10,896	6,539

Stock-based compensation expense before income taxes	23,731	12,572	7,839
Income tax benefit	(9,019)	(5,305)	(3,424)

Stock-based compensation expense after income taxes	$14,712	$7,267	$4,415

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The amount of stock-based compensation expense recognized in the Consolidated Statements of Operations is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if the actual forfeiture rate differs from the estimated rate.

As of December 31, 2008, there was approximately $89.8 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, including the Preferred Stock referred to in Note 11—Temporary Equity and Equity. This cost is expected to be recognized over a weighted-average period of approximately 2.6 years.

Modification of Stock-Based Compensation Awards

In connection with the spin-off of Ticketmaster Entertainment and the spin-offs of the three other Spincos, all existing IAC stock-based compensation awards, which included RSUs, stock options and warrants, granted on or prior to December 31, 2007 were modified as follows:

1.	All unvested IAC RSUs granted prior to August 2005 vested immediately prior to the spin-off, with awards thereafter settled, in accordance with applicable law, in shares of common stock of the applicable company (i.e., IAC or a Spinco) for which the employee works for following the spin-offs.

2.	All unvested IAC RSUs granted after August 2005 and scheduled to vest through February 2009 other than those described in paragraphs (3) and (4) below vested immediately prior to the spin-off, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC and the Spincos, in each case as though the employee owned the number of shares of IAC common stock underlying the IAC RSU immediately prior to the spin-offs.

3.	Performance-based IAC RSUs granted in 2007 converted into non-performance based IAC RSUs based on “target” values with the same vesting schedule described under paragraph (4).

4.	For each IAC RSU award that provides for vesting of 100% of the award following passage of a multi-year period (cliff vesting awards), the portion of the unvested IAC RSU award that would have vested by February 2009 if the award had vested on an annual basis converted into five separate RSU awards with respect to IAC and each of the Spincos, based on the applicable distribution ratios in the spin-offs and the two-for-one reverse stock split at IAC, but otherwise with the same vesting terms and other applicable terms and conditions.

5.	For IAC RSUs that do not vest or convert pursuant to paragraphs (1), (2) or (4) above, the IAC RSUs converted into an RSU award with respect to shares of common stock of the applicable company for which the employee works following the spin-offs.

6.	All unexercised option awards, whether vested or unvested, were split among IAC and each of the Spincos based on relative value at the time of the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award and the per share exercise price of each such award to maintain pre- and post spin-off values, otherwise preserving the same vesting terms and conditions.

7.	For IAC compensatory equity-based awards granted after December 31, 2007, those awards converted into awards with respect to shares of common stock of the applicable company for which the employee works for following the spin-offs.

The modification of IAC stock-based compensation awards, including the accelerated vesting of certain awards (described above), resulted in an additional $5.6 million in stock-based compensation of which $4.5 million was recognized as expense during the period from August 20, 2008 through December 31, 2008. The modification of IAC stock-based compensation awards affected approximately 640 Ticketmaster Entertainment employees.

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Stock Options

The following table presents a summary of changes in outstanding stock options from August 20, 2008, the date of the spin-off from IAC, through December 31, 2008:

	December 31, 2008
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(Shares and intrinsic value in thousands)
Outstanding at August 20, 2008 (date of spin-off)	3,357	$33.94
Granted	2,440	23.89
Exercised	(7)	6.67
Forfeited	(140)	38.55

Outstanding at December 31, 2008	5,650	$29.52	7.63	$127

Exercisable at December 31, 2008	1,307	$30.17	2.97	$127

Expected to vest at December 31, 2008	4,019	$28.77	9.11	$—

The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model.

The Black-Scholes option pricing model incorporates various assumptions, including expected volatility and expected term. For purposes of this model, no dividends have been assumed. Expected stock price volatilities are estimated based on implied volatilities of traded options and the historical volatility of stocks of similar companies since the Company does not have sufficient trading history to reasonably predict its own volatility. The risk-free interest rates are based on U.S. Treasury yields for notes with comparable terms as the awards, in effect at the grant date. The expected term of options granted is based on analyses of historical employee termination rates and option exercise patterns, giving consideration to expectations of future employee behavior. The following assumptions were used to calculate the fair value of the Company’s options for the period from August 20, 2008 (date of spin-off) through December 31, 2008:

2008
Risk-free interest rate	3.01% - 3.63%
Expected term (in years)	5 - 6
Dividend yield	0.0%
Weighted average volatility	60.88%

The weighted average grant-date fair value of stock options granted for the period from August 20, 2008 (date of spin-off) through December 31, 2008 was $4.04. The total intrinsic value of stock options exercised during the period from August 20, 2008 (date of spin-off) through December 31, 2008 was $78,000. Cash received from stock option exercises and the related actual tax benefit realized for the year ended December 31, 2008 were approximately $50,000 and $21,000, respectively.

Restricted Stock, Restricted Stock Units and Performance Stock Units

RSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of Ticketmaster Entertainment common stock and with the value of each RSU equal to the fair value of Ticketmaster Entertainment common stock at the date of grant. RSUs may be settled in cash, stock or both, as determined by the Committee at the time of grant. The majority of RSUs are settled in stock and are classified as equity. Each restricted stock, RSU and PSU grant is subject to service-based vesting, where a specific period of

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continued employment must pass before an award vests. PSUs also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests. The Company recognizes expense for all restricted stock, RSUs and PSUs for which vesting is considered probable. For restricted stock and RSU grants to U.S. employees, the accounting charge is measured at the grant date as the fair value of Ticketmaster Entertainment common stock and expensed straight-line as stock-based compensation expense over the vesting term. For PSU grants to U.S. employees, the expense is measured at the grant date as the fair value of Ticketmaster common stock and expensed as stock-based compensation when the performance targets are considered probable of being achieved.

The following table presents a summary of unvested restricted common stock, RSUs and PSUs from August 20, 2008 (date of spin-off) through December 31, 2008:

	Restricted Stock		RSUs		PSUs
	Number of shares	Weighted Average Grant Date Fair Value	Number of shares	Weighted Average Grant Date Fair Value	Number of shares(a)	Weighted Average Grant Date Fair Value
	(Shares in thousands)
Outstanding at August 20, 2008 (date of spin-off)	—	$—	795	$35.39	235	$45.83
Granted	1,000	9.14	129	21.64	—	—
Vested	—	—	(3)	31.22	—	—
Forfeited	—	—	(519)	35.04	(65)	48.29

Unvested at December 31, 2008	1,000	$9.14	402	$31.44	170	$44.89

The weighted average fair value of restricted stock, RSUs and PSUs granted during the period from August 20, 2008 (date of spin-off) through December 31, 2008 is based on market prices of Ticketmaster Entertainment’s common stock on the grant date. The total fair value of restricted stock, RSUs and PSUs that vested during the period from August 20, 2008 (date of spin-off) through December 31, 2008 was zero.

Stock-Based Compensation of Acquired Companies

Front Line

In June 2006, Front Line issued options to acquire 3,402 shares of Front Line common stock to a senior executive. The options vest, subject to the executive’s continued employment with Front Line, 25% upon issuance, an additional 5% on July 20, 2006 and an additional 5% every three months thereafter from July 20, 2006. The value of the options was calculated at the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, volatility of 25%, risk-free interest rate of 4.0%, and an expected life of ten years. The expected life of options granted was estimated based on the term of the options and the expectations of the option life for the senior executive. The expected volatility factor was based on historical volatility of comparable publicly traded entities. The risk-free interest rate was based on the U.S. treasury yield curve in effect at the date of the grant for a period equal to the expected term of the option. Front Line has recorded $78,000 of stock-based compensation expense for the period from October 29, 2008 (date of step-acquisition by Ticketmaster Entertainment) through December 31, 2008 related to stock options.

Certain Front Line executives have received grants of restricted shares of Front Line’s common stock in conjunction with their continued employment with Front Line. Front Line recognizes expense for all restricted stock and measures expense at the grant date as the fair value of the Front Line common stock and records the expense straight-line as stock-based compensation expense over the vesting term. The value of the restricted stock is based on values of Front Line equity transactions near the grant date of the restricted stock. Front Line has recorded $0.8 million in stock-based compensation expense related to the restricted stock for the period from October 29, 2008 (date of step-acquisition by Ticketmaster Entertainment) through December 31, 2008.

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In October 2008, in connection with the acquisition of a controlling interest in Front Line by Ticketmaster Entertainment, the Azoff Family Trust relinquished 25,918 shares of previously issued restricted Front Line common stock and received Ticketmaster Entertainment Preferred Stock and Restricted Common Stock. The transaction, for accounting purposes, was treated as an exchange. Refer to Note 11—Temporary Equity and Equity.

As of December 31, 2008, there was approximately $23.0 million of unrecognized compensation cost related to all Front Line equity-based awards outstanding.

NOTE 13—EQUITY INVESTMENTS IN UNCONSOLIDATED AFFILIATES

At December 31, 2008 and 2007 Ticketmaster Entertainment’s equity investments in unconsolidated affiliates totaled $12.9 million and $145.2 million, respectively, and are included in “Long-term investments” in the accompanying consolidated balance sheets.

On October 29, 2008, Ticketmaster Entertainment acquired additional interests in Front Line, a portion of which was acquired from Warner Music Group for $123.0 million. The remaining equity interests were acquired in a transaction that, for accounting purposes, was treated as an exchange by a trust controlled by Mr. Azoff of certain Front Line equity awards for certain Ticketmaster equity awards. The Company acquired additional ownership interests of 42.9% in the aggregate, resulting in a controlling interest in Front Line of 82.3% (approximately 75% on a diluted basis). Refer to Note 3—Business Acquisitions for discussion of purchase accounting and Note 11—Temporary Equity and Equity for further information regarding the exchange of awards. Ticketmaster Entertainment’s 39.4% ownership interest in Front Line prior to the acquisition was accounted for under the equity method of accounting. Income related to the investment in Front Line, which totaled $1.2 million, $2.9 million, and $0.7 million in the years ended December 31, 2008, 2007 and 2006, respectively, is included in ‘Other income (expense)’ in the accompanying Consolidated Statements of Operations. The results of Front Line were consolidated with Ticketmaster Entertainment effective October 29, 2008.

The Company also maintains a 15% investment in Broadway China Ventures and accounts for its investment on a cost basis.

The following is a list of investments accounted for under the equity method, the principal market in which the investee operates, and the relevant ownership percentage:

	December 31, 2008	December 31, 2007
iLike.com (United States)	25%	25%
Beijing Gehua Ticketmaster Ticketing Co., Ltd. (China)	40%	40%
TM Mexico (Mexico)	33.3%	33.3%
Front Line (United States)	—	45.99%

Summarized aggregated financial information of Ticketmaster Entertainment’s equity investments is as follows (in thousands):

	2008	2007	2006
Current assets	$46,131	$93,693	$27,037
Non-current assets	7,721	176,174	8,113
Current liabilities	32,005	45,620	7,774
Non-current liabilities	—	13,877	—
Net sales	45,979	156,789	25,176
Gross profit	33,077	94,166	17,522
Net income	4,164	16,257	8,992

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Ticketmaster Entertainment received dividends from TM Mexico of $3.5 million, $7.3 million and $1.0 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Impairment of Investments

In September 2006, Ticketmaster Entertainment acquired a 25% interest in iLike.com, a leading online social music discovery service for $13.3 million to provide features designed to enhance the overall consumer experience on Ticketmaster.com. As of December 31, 2008, Ticketmaster Entertainment determined that the investment in iLike.com had suffered an other than temporary impairment loss, after giving consideration to, among other things, iLike.com’s current negative financial and operational condition and the decline in market value of the investment. Accordingly, Ticketmaster Entertainment recorded an other than temporary impairment loss of $5.8 million to reduce the equity investment in iLike.com to its estimated fair value during the year ended December 31, 2008.

In November 2006, Ticketmaster Entertainment invested $1.5 million for a 40% interest in a joint venture with Beijing Gehua to supply ticketing services for the 2008 Beijing Summer Olympic Games. During 2008, Ticketmaster Entertainment had incurred losses in excess of its initial investment. In addition, Ticketmaster Entertainment has been involved in a dispute with the joint venture partners related to certain costs it had incurred on behalf of the joint venture and has negotiated a settlement with its joint venture partners. As part of the settlement, the Company will not recover its costs from the joint venture partners, and therefore, the Company recorded an “other than temporary” impairment loss of $6.5 million as of December 31, 2008.

NOTE 14—RELATED PARTY TRANSACTIONS

Prior to the spin-off, our operating expenses included allocations from IAC for accounting, treasury, legal, tax, corporate support, human resource functions, and internal audit functions. These expenses were allocated based on the ratio of Ticketmaster Entertainment’s revenue as a percentage of IAC’s total revenue. The Company believes that the allocation methods used by IAC were reasonable. Expense allocations from IAC were $1.8 million from the period from January 1, 2008 to August 19, 2008, and $3.5 million and $2.6 million for the years ended December 31, 2007 and 2006, respectively, and are included in general and administrative expense in our Consolidated Statements of Operations. Included in interest expense in the accompanying Consolidated Statements of Operations for the second quarter of 2008 was $8.3 million related to the final negotiated settlement of intercompany interest with IAC for the years 2002 through 2008. The expense allocations from IAC ceased upon consummation of the spin-off.

Ticketmaster Entertainment occupies office space in buildings in Los Angeles and New York City that are currently owned by IAC. Related rental expense charged to Ticketmaster Entertainment by IAC totaled $2.9 million, $2.4 million and $1.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The majority of the interest income recorded in our Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 arose from intercompany receivables from IAC and its subsidiaries. The interest income from IAC ceased upon the extinguishment of all intercompany receivables upon consummation of the spin-off.

During the second quarter of 2008, IAC recorded an $8.3 million cumulative true-up of intercompany interest income. Accordingly, the portion of interest expense reflected in the consolidated statement of operations that is intercompany in nature was $1.4 million for the year ended December 31, 2008. The portion of interest income reflected in the Consolidated Statements of Operations that is intercompany in nature was $27.8 million and $30.5 million for the years ended December 31, 2007 and December 31, 2006, respectively.

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An analysis of Ticketmaster Entertainment’s receivables from IAC and subsidiaries is as follows (in thousands):

	2008	2007
Receivables from IAC and subsidiaries at beginning of year	$474,110	$539,861
Cash transfers from IAC related to its centrally managed U.S. treasury function	191,908	(83,052)
Interest (expense) income	(1,446)	27,793
Employee equity instruments and associated tax withholdings	4,053	8,141
Taxes (excludes tax withholdings associated with employee equity instruments)	(68,915)	8,925
Allocation of non-cash compensation expense	(12,895)	(10,128)
Administrative expenses and other	17,548	(17,430)

Receivables from IAC and subsidiaries at August 20, 2008 and December 31, 2007, respectively	604,363	474,110
Extinguishment of receivable from IAC and subsidiaries by recording a non-cash distribution	(604,363)	—

Receivables from IAC and subsidiaries at end of year	$—	$474,110

Relationships Involving Named Executives

Irving Azoff

The Azoff Family Trust of 1997, of which Mr. Azoff is co-Trustee, is a party to the Second Amended and Restated Stockholders’ Agreement of Front Line, dated as of June 9, 2008. This stockholders’ agreement was further amended in connection with the transactions completed on October 29, 2008 pursuant to which Ticketmaster Entertainment acquired a majority interest in Front Line and Mr. Azoff became the Chief Executive Officer of Ticketmaster Entertainment (the stockholders’ agreement, as so amended, is referred to as the Front Line Stockholders’ Agreement). The Front Line Stockholders’ Agreement governs certain matters related to Front Line and the ownership of securities of Front Line. Under the Front Line Stockholders’ Agreement, the Azoff Family Trust has the right to designate two of the seven members of the Front Line board of directors, the Ticketmaster Entertainment parties have the right to designate four of the seven members of the Front Line board of directors and the other noncontrolling interest holder has the right to designate the remaining director. Under the Front Line Stockholders’ Agreement, specified corporate transactions require the approval by both a majority of the directors designated by the Ticketmaster Entertainment parties and a majority of the directors designated by the Azoff Family Trust and the other noncontrolling interest holder. The Front Line Stockholders’ Agreement contains certain restrictions on transfer of shares of stock of Front Line, as well as a right of first refusal to Front Line and then to other stockholders of Front Line in the event of certain proposed sales of Front Line stock by stockholders of Front Line and a tag-along right allowing the Azoff Family Trust to participate in certain sales of Front Line stock by certain stockholders of Front Line, as defined in the agreement. The Azoff Family Trust also has a put right that allows the trust to sell 50% of its shares and stock options to FLMG Holdings, Inc. (a wholly-owned subsidiary of Ticketmaster Entertainment) at fair value, at any time during the sixty day period following October 29, 2013. Similarly, FLMG Holdings, Inc. has a call right, exercisable during the same period as the Azoff Family Trust’s put right, to purchase all (but not less than all) of the trust’s Front Line shares and stock options. The other noncontrolling interest holder has a put right that allows it to put 100% of its shares to FLMG Holdings, Inc., at fair value, at any time during the sixty day periods following October 29, 2011 and June 8, 2015. FLMG Holdings, Inc. may at its discretion elect to pay these rights in cash or in Ticketmaster Entertainment common stock. The Front Line Stockholders’ Agreement also provides that, as soon as reasonably practicable after the end of each fiscal year of Front Line, Front Line will pay an annual pro rata dividend to the stockholders consisting of all of Front Line’s Excess Cash (as defined in the agreement).

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Relationship between IAC and Ticketmaster Entertainment after the spin-off

For purposes of governing certain of the ongoing relationships between IAC and Ticketmaster Entertainment at and after the spin-off, and to provide for an orderly transition, IAC and Ticketmaster Entertainment and the other Spincos entered into a separation agreement and a tax sharing agreement, among other agreements.

Separation Agreement

As part of the separation agreement, (i) IAC contributed to Ticketmaster Entertainment all of the subsidiaries and assets comprising the Ticketmaster Businesses, (ii) Ticketmaster Entertainment assumed all of the liabilities related to the Ticketmaster Entertainment businesses, (iii) each party agreed to indemnify the other and its respective affiliates, current and former directors, officers and employees for any losses arising out of any breach of any of the spin-off agreements and (iv) Ticketmaster Entertainment agreed to indemnify IAC for its failure to assume and perform any assumed liabilities and any liabilities relating to Ticketmaster Entertainment financial and business information included in the SEC documentation filed with respect to the spin-off as well as such other terms as to which IAC and Ticketmaster Entertainment mutually agreed.

Tax Sharing Agreement

The tax sharing agreement governs the respective rights, responsibilities and obligations of IAC and Ticketmaster Entertainment after the spin-off with respect to taxes for the periods ended on or before the spin-off. Generally, IAC agreed to pay taxes with respect to Ticketmaster Entertainment income included on its consolidated, unitary or combined federal or state tax returns, including audit adjustments with respect thereto, but other pre-distribution taxes that are attributable to Ticketmaster Entertainment, including taxes reported on separately-filed returns and all foreign returns and audit adjustments with respect thereto were agreed to be borne solely by Ticketmaster Entertainment. The tax sharing agreement contains certain customary restrictive covenants that generally prohibit Ticketmaster Entertainment (absent a supplemental Internal Revenue Service ruling or an unqualified opinion of counsel to the contrary, in each case, in a form and substance satisfactory acceptable to IAC in its sole discretion) from taking actions that could jeopardize the tax free nature of the spin-off. Ticketmaster Entertainment agreed to indemnify IAC for any taxes and related losses resulting from its non-compliance with these restrictive covenants, as well as for the breach of certain representations in the spin-off agreements and other documentation relating to the tax-free nature of the spin-off.

Agreements with Liberty Media Corporation

In connection with the spin-off, the Company assumed from IAC all of IAC’s rights and obligations relating to Ticketmaster Entertainment under a Spinco Agreement between IAC and Liberty Media Corporation (“Liberty”), providing for post-spin-off governance arrangements at the Company. As of February 10, 2009, Liberty beneficially owned approximately 29.1% of the shares of common stock of the Company. The following summary briefly describes the material terms of those governance arrangements and related matters and is qualified by reference to the full Spinco Agreement and the assignment agreement, which are included as Exhibits 10.6 and 10.7 to Ticketmaster Entertainment’s Annual Report on Form 10-K for the year ended December 31, 2008:

•

Representation of Liberty on the Company’s Boards of Directors. So long as Liberty beneficially owns securities of the Company representing at least 20% of the total voting power of the Company’s equity securities, Liberty has the right to nominate up to 20% of the directors serving on the Company’s Board of Directors, rounded up to the next whole director. The Company’s Board of Directors currently includes three directors nominated by Liberty (Messrs. Deevy, Leitner and Carleton). Liberty has also agreed that until the second anniversary of the spin-off, Liberty generally will vote in favor of the election of the full slate of director nominees recommended to the stockholders by the Company’s Board.

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•

Acquisition Restrictions. Subject to certain exceptions, Liberty has agreed not to acquire beneficial ownership of any additional equity securities of the Company during the first two years after the spin-off, and thereafter, if the acquisition would result in Liberty owning in excess of a specified percentage of the total voting power of the Company’s securities (currently set at approximately 35%).

•

Standstill Restrictions. Subject to certain exceptions, until the second anniversary of the spin-off, Liberty agreed not to seek to influence or change the management or Board of the Company, offer or encourage any merger or extraordinary transaction, or take certain other actions that could affect the control of the Company.

•

Transfer Restrictions. Unless consented to by certain of the directors of the Company, Liberty will not transfer any equity securities of the Company to any person except for certain allowable transfers, including transfers pursuant to Rule 144 under the Securities Act, transfers in a public offering in a manner designed to result in a wide distribution, and transfers between Liberty-controlled entities, and a single transfer of all of Liberty’s shares to a qualifying third party transferee who generally would be subject to the same restrictions as Liberty before the transfer. Until the second anniversary of the spin-off, Liberty’s ability under the agreement to transfer securities of the Company is even further restricted.

•

Competing Offers. In certain instances where a third-party has made an offer to acquire securities of the Company, Liberty would be relieved of certain of the above restrictions and thereby allowed to make a competing offer.

The Company is also party to a registration rights agreement with Liberty providing Liberty certain rights to gain registration under the Securities Act of their shares, among other things.

NOTE 15—COMMITMENTS

Ticketmaster Entertainment leases office space, equipment and services used in connection with its operations under various operating leases, many of which contain escalation clauses. The Company records rent expense on a straight-line basis over the lease term.

Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,
2009	$25,507
2010	20,847
2011	16,046
2012	12,515
2013	8,308
Thereafter	24,099

Total	$107,322

Expenses charged to operations under lease agreements were $25.4 million, $20.1 million and $16.0 million in the years ended December 31, 2008, 2007 and 2006, respectively, and include month-to-month and one-time charges relating to leases that do not require future minimum payments. In addition, rent expense charged to Ticketmaster Entertainment by IAC, for which no minimum payments are required, totaled $ 1.7 million, $2.4 million and $1.7 million in the years ended December 31, 2008, 2007 and 2006, respectively. Subsequent to the spin-off, Ticketmaster Entertainment entered into operating lease agreements with IAC to rent office space in New York and in California. These lease agreements do not contain renewal options and will terminate in the second half of 2009, unless extensions are negotiated. See Note 14—Related Party Transactions for a further discussion of transactions between Ticketmaster Entertainment and IAC.

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Ticketmaster Entertainment also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, such as under letters of credit extended or under guarantees of debt, as follows (in thousands):

	Years ending December 31,
	2009	2010	2011	2012	2013	Thereafter	Total
Guarantees, surety bonds and letters of credit	$1,743	$210	$3,250	$—	$400	$—	$5,603
Purchase obligations	33,400	27,432	21,213	14,905	1,220	12,176	110,346
Estimated earn-outs relating to prior acquisitions	1,500	6,500	—	—	—	—	8,000

Total commercial commitments	$36,643	$34,142	$24,463	$14,905	$1,620	$12,176	$123,949

IAC guaranteed a $3.25 million line of credit granted to one of Ticketmaster Entertainment’s clients in connection with the production of Broadway shows in China. According to the terms of the spin-off, the guarantee was transferred from IAC to Ticketmaster Entertainment and, accordingly, the guarantee is included in the table above. The surety bonds primarily relate to marketing events and licensing bonds for ticketing services. The purchase obligations primarily arise from sports sponsorship agreements intended to promote Ticketmaster Entertainment’s ticket resale services.

The Company has certain contingent obligations related to prior acquisitions made by Front Line. As of December 31, 2008, contingent consideration of $8.0 million represents commitments not yet accrued for in the accompanying Consolidated Balance Sheets or paid, that remain subject to payout following the achievement of future performance targets. Such contingent payouts may be payable over the next two years.

The above table does not include potential redemption amounts due to noncontrolling interests of $1.3 million in the year ended December 31, 2009, $38.9 million in the year ended December 31, 2011, $3.2 million in the year ended December 31, 2012, $31.2 million in the year ended December 31, 2013, $0.4 million in the year ended December 31, 2015 and $7.8 million contingent upon the occurrence of other events. Refer to Note 11—Temporary Equity and Equity for further discussion of redeemable noncontrolling interests.

NOTE 16—CONTINGENCIES

In the ordinary course of business, Ticketmaster Entertainment is a party to various lawsuits. Ticketmaster Entertainment establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. The following is a summary of pending legal matters for which the Company maintains no established reserve as we do not believe the likelihood of unfavorable outcomes are probable or the losses are reasonably estimable.

UPS Consumer Class Action Litigation

On October 21, 2003, a purported representative action was filed in California state court, challenging Ticketmaster Entertainment’s charges to online customers for UPS ticket delivery. The complaint alleged in essence that it is unlawful for Ticketmaster Entertainment not to disclose on its website that the fee it charges to online customers to have their tickets delivered by UPS contains a profit component. The complaint asserted a claim for violation of Section 17200 of the California Business and Professions Code and sought restitution or disgorgement of the difference between (i) the total UPS delivery fees charged by Ticketmaster Entertainment in connection with online ticket sales during the applicable statute of limitations period, and (ii) the amount Ticketmaster Entertainment paid to UPS for that service.

On August 31, 2005, the plaintiffs filed an amended class-action and representative-action complaint alleging (i) as before, that Ticketmaster Entertainment’s website disclosures in respect of its charges for UPS

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ticket delivery violate Section 17200 of the California Business and Professions Code, and (ii) for the first time, that Ticketmaster Entertainment’s website disclosures in respect of its ticket order-processing fees constitute false advertising in violation of Section 17500 of the California Business and Professions Code. On this latter claim, the amended complaint seeks restitution or disgorgement of the entire amount of order-processing fees charged by Ticketmaster Entertainment during the applicable statute of limitations period.

On August 14, 2006, the plaintiffs filed a motion for class certification, which Ticketmaster Entertainment opposed. On September 25, 2006, Ticketmaster Entertainment filed a motion for judgment on the pleadings, which the plaintiffs opposed. On November 21, 2006, Ticketmaster Entertainment requested that the court stay the case pending the California Supreme Court’s decisions in two cases (In re Tobacco II Cases, 142 Cal. App. 4th 891, and Pfizer Inc. v. Superior Court (Galfano), 141 Cal. App. 4th 290) that present issues concerning the interpretation of Proposition 64 that are directly pertinent to both of the pending motions. The plaintiffs opposed Ticketmaster Entertainment’s request. On November 29, 2006, the court ordered that the case be stayed pending the California Supreme Court’s ruling on the two cases referenced above.

On February 20, 2009, plaintiffs filed a motion for leave to file a second amended complaint, which purports to add the allegation that Ticketmaster Entertainment’s order processing fees are unconscionably high. Ticketmaster Entertainment opposed the motion on March 16, 2009. The hearing is scheduled for April 1, 2009.

2001 Securities Class Action Litigation

On November 30, 2001, a purported securities class action was filed against Ticketmaster Entertainment and other defendants in the U.S. District Court for the Southern District of New York. Plaintiff’s suit was brought on behalf of purchasers of Ticketmaster Entertainment common stock during the period from the date of its initial public offering through December 6, 2000, and alleged violations by Ticketmaster Entertainment of Section 10(b) of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933. Plaintiff alleged that Ticketmaster Entertainment failed to disclose that its underwriters were to receive undisclosed and excessive compensation and had agreed to allocate shares in the IPO to customers in exchange for agreements to purchase shares in the aftermarket at pre-determined prices. This action was later consolidated with hundreds of similar actions against issuers and underwriters in the U.S. District Court for the Southern District of New York in In re Initial Public Offering Securities Litigation, No. 21 MC 92 (S.D.N.Y.). On February 19, 2003, the court granted a motion to dismiss the Section 10(b) claim against Ticketmaster Entertainment, but denied the motion as to the Section 11 claim against Ticketmaster Entertainment.

On October 13, 2004, the district court granted a motion for class certification in the six so-called class certification “focus” cases in the consolidated litigation. (Ticketmaster Entertainment is not a party in any of these focus cases.) On December 5, 2006, the U.S. Court of Appeals for the Second Circuit reversed the trial court’s decision. On August 14, 2007, plaintiffs filed amended complaints containing new class definitions in the six class certification focus cases. On September 27, 2007, plaintiffs moved for certification of the classes in these cases. On November 13, 2007, the issuer defendants filed a motion to dismiss the amended complaints in the focus cases. On March 26, 2008, the district court granted this motion in part and denied it in part. Accordingly, this action remains pending against Ticketmaster Entertainment.

Canadian Consumer Class Action Litigation Relating to TicketsNow

In February of 2009, five putative consumer class action complaints were filed in Canada against TNow Entertainment Group, Inc., Ticketmaster Entertainment, Ticketmaster Canada Ltd., and Premium Inventory, Inc. All of the cases allege essentially the same set of facts and causes of action: each plaintiff purports to represent a class consisting of all persons who purchased a ticket from Ticketmaster Entertainment, Ticketmaster Canada or TicketsNow from early February of 2007 to the present. Each proposed class purports to extend to United States as well as Canadian consumers. The complaints allege in essence that Ticketmaster Entertainment and Ticketmaster Canada conspired to divert a large number of tickets for resale through the TicketsNow website at

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prices higher than face value in violation of Ontario’s Ticket Speculation Act, the Amusement Act of Manitoba, the Amusement Act of Alberta, and the Quebec Consumer Protection Act, respectively. The Ontario case contains the additional allegation that Ticketmaster Entertainment and TicketsNow’s service fees run afoul of anti-scalping laws. Each lawsuit seeks $500 million in compensatory damages and $10 million in punitive damages on behalf of the class.

California Consumer Class Action Litigation Relating to TicketsNow

On February 6, 2009, a purported class action complaint asserting several causes of action under the federal antitrust laws as well as California and New York consumer protection laws was filed against Ticketmaster Entertainment and TicketsNow. The lawsuit alleges that Ticketmaster Entertainment and TicketsNow unlawfully attempted to monopolize and/or have monopolized the market for secondary tickets and deceived consumers by, among other things, selling large quantities of tickets to TicketsNow’s ticket brokers, either prior to or at the time that tickets for an event go on sale, thereby forcing consumers to purchase tickets at significantly marked-up prices on TicketsNow instead of Ticketmaster.com. Plaintiff seeks actual damages or restitution in an amount to be determined at trial and attorneys fees and costs.

On February 20, 2009, a putative class action lawsuit was filed against Ticketmaster Entertainment, Inc. in the Central District of California. The plaintiff purports to represent a nationwide class of consumers consisting of “all persons who inadvertently purchased tickets from TicketsNow.com as a result of deceptive and unfair business practices engaged in by Ticketmaster Entertainment between January 1, 2005 to the present and who were damaged thereby.” The plaintiff claims that Ticketmaster Entertainment violated California’s Business and Professions code by redirecting consumers from Ticketmaster.com to Ticketsnow.com, thereby engaging in false advertising and an unfair business practice by deceiving consumers into inadvertently purchasing tickets from TicketsNow for amounts greater than face value. The plaintiff claims Ticketmaster Entertainment has been unjustly enriched by this conduct and seeks compensatory damages, a refund to every class member of the difference between face value and the amount paid to TicketsNow, an injunction preventing Ticketmaster Entertainment from engaging in further unfair business practices with TicketsNow, and attorney fees and costs.

On March 23, 2009, a purported class action complaint asserting causes of action under California’s Business and Professions Code and the California Consumer Legal Remedies Act was filed against Ticketmaster Entertainment and TicketsNow. The lawsuit alleges that Ticketmaster and TicketsNow committed unfair business practices by, among other things, “redirecting” consumers from Ticketmaster.com to TicketsNow.com. Plaintiff purports to represent a nationwide class consisting of “all persons who were redirected from Ticketmaster.com to TicketsNow.com and purchased tickets above face value from TicketsNow.com.” Plaintiff seeks disgorgement and restitution on behalf of the class and attorneys fees and costs.

Securities Class Action Litigation Relating to Proposed Merger

Two putative securities class actions were filed in California Superior Court against Ticketmaster Entertainment and its Board of Directors on February 13, 2008 and February 20, 2008, respectively. The plaintiff in the first case alleges that the Live Nation transaction (the “Transaction”) delivers insufficient value to Ticketmaster Entertainment stockholders that the Board of Directors of Ticketmaster Entertainment failed to adequately consider alternative transactions; and that Ticketmaster Entertainment insiders benefit disproportionately from the Transaction. Among other things, the complaint seeks an injunction against the consummation of the Transaction and compensatory damages for Ticketmaster Entertainment stockholders. The second putative class action was filed against Ticketmaster Entertainment and the members of its Board in the same Los Angeles court in which the first complaint was filed. The focus of this case is the alleged failure of Ticketmaster Entertainment to obtain the highest price and on alleged insufficiencies in the deal protections. Also included is a disclosure claim, which alleges that Ticketmaster Entertainment wrongfully failed to disclose certain antitrust-related schedules with the merger agreement, which plaintiff alleges makes it difficult for stockholders to assess certain provisions of the merger agreement. The Company believes both actions are without merit and intends to defend them vigorously.

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NOTE 17—FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurement is based upon models that use primarily market-based or independently-sourced market parameters. If market observable inputs for model-based valuation techniques are not available, the Company will be required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. Fair values of cash and cash equivalents, short-term accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts because of their short-term nature. Marketable securities are recognized in the balance sheets at their fair values based on quoted prices. Long-term debt is carried at cost. However, the Company is required to estimate the fair value of long-term debt under SFAS No. 107, Disclosures about Fair Values of Financial Instruments. (“SFAS No. 107”) The fair value of long-term debt is estimated based on market prices or third-party quotes.

The provisions of SFAS No. 157 related to nonfinancial assets and liabilities will be effective for the Company on January 1, 2009 in accordance with FSP FAS 157-2, Effective Date of FASB Statement No. 157 and will be applied prospectively. The Company is currently evaluating the impact that these additional provisions will have on the Company’s consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, to clarify how an entity would determine fair value in an inactive market. FSP 157-3 was effective immediately and applied to the Company’s consolidated financial statements for the year ended December 31, 2008. The application of the provisions of FSP 157-3 did not materially impact the Company’s consolidated financial statements.

On January 1, 2008, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of FASB Statement No. 115 (“SFAS No. 159”) became effective. SFAS No. 159 allows an entity to choose to measure certain financial instruments and liabilities at fair value on its balance sheet on a contract-by-contract basis. The Company has elected not to adopt the fair value option on SFAS No. 159 on its existing financial instruments.

SFAS No. 157 establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets required to be carried at fair value on a recurring basis at December 31, 2008 (in thousands):

	Total	Level 1
Marketable securities	$1,495	$1,495

The Company estimated the fair value of its long-term debt by using market prices or third party quotes. The below table summarizes the fair value estimates, at December 31, 2008 (in thousands):

	Carrying Amount	Estimated Fair Value
Long-term debt	$865,000	$532,800

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NOTE 18—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Transactions

In accordance with the terms of the spin-off, IAC transferred its equity investment in Front Line, valued at $125.8 million at December 31, 2007, to Ticketmaster Entertainment. Additionally, Ticketmaster Entertainment transferred its investment in Active.com, valued at $4.0 million at December 31, 2007, to IAC. The net amount of these transfers, which is included in “Net transfers from IAC” in the accompanying Consolidated Statements of Temporary Equity and Equity, was $96.6 million and $(2.3) million in the years ended December 31, 2007 and 2006, respectively.

On August 20, 2008, in conjunction with the spin-off, Ticketmaster Entertainment extinguished all intercompany receivable balances from IAC and its subsidiaries, which totaled $604.4 million by recording a non-cash distribution to IAC. See Note 14—Related Party Transactions.

Supplemental Disclosure of Cash Transactions

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Cash paid during the period for:
Interest	$12,940	$822	$302
Income tax payments, including amounts paid to IAC for Ticketmaster Entertainment’s share of IAC’s consolidated tax liability, net of tax refunds	$42,983	$96,107	$91,214

NOTE 19—BENEFIT PLANS

During the three year period ended December 31, 2008, Ticketmaster Entertainment either participated in a retirement savings plan sponsored by IAC or had a retirement savings plan in the United States that was qualified under Section 401(k) of the Internal Revenue Code. Under the IAC plan, participating employees were permitted to contribute up to 16% of their pretax earnings, but not more than statutory limits. Ticketmaster Entertainment’s match under the IAC plan was fifty cents for each dollar a participant contributed to this plan, with a maximum contribution of 3% of a participant’s eligible earnings. Matching contributions for the IAC plan were approximately $2.6 million, $2.5 million and $2.1 million in 2008, 2007, and 2006, respectively. The increase in matching contributions for 2008 and 2007 was primarily related to increased participation in the plan. Matching contributions are invested in the same manner as each participant’s voluntary contributions in the investment options provided under the plan. Investment options in the plan included IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock. Subsequent to the spin-off, the net assets available for benefits of the employees of Ticketmaster Entertainment were transferred from the IAC plan to a newly created Ticketmaster Entertainment plan effective January 1, 2009.

Ticketmaster Entertainment’s match under retirement savings plans sponsored by several recently acquired domestic subsidiaries is comparable to the Company’s match under the IAC plan. Matching contributions under these plans were approximately $0.6 million in 2008.

During the three years ended December 31, 2008, Ticketmaster Entertainment also had or participated in various benefit plans, principally defined contribution plans, for its non-U.S. employees. Ticketmaster Entertainment’s contributions for these plans were approximately $4.6 million, $4.1 million and $3.4 million in 2008, 2007 and 2006, respectively.

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NOTE 20—RESTRUCTURING CHARGES

During the second quarter of 2008, Ticketmaster Entertainment began a comprehensive review of its worldwide cost structure in light of significant investments that have been made through increased operating and capital expenditures, acquisitions in recent periods, and in advance of the termination of the Live Nation agreement in 2009. As a result of this review, commencing in the third quarter of 2008, Ticketmaster Entertainment began to effect a series of actions expected to reduce 2009 annual operating expenses by approximately $35 million from reductions in personnel, consolidation of customer contact centers, and the balance from reductions in other operating costs and other discretionary costs. The cost-reduction efforts were completed in the first quarter of 2009.

In order to achieve these cost savings, certain up-front costs, principally severance costs were incurred during the third and fourth quarters of 2008. The Company recorded restructuring charges totaling $8.6 million for employee termination benefits within its Ticketing segment during the year-ended December 31, 2008.

The following table summarizes the restructuring liabilities balance (included as a component of other accrued expenses within the accompanying consolidated balance sheets) as of December 31, 2008.

	Balance as of January 1, 2008	Charges to expense	Cash payments	Non-cash utilized	Balance as of December 31, 2008
	(in thousands)
Employee termination costs	$158	$8,628	$(3,120)	$21	$5,687

Total	$158	$8,628	$(3,120)	$21	$5,687

The restructuring charges recorded during the year ended December 31, 2008 have been included in the following line items in the statement of operations.

(in thousands)
Cost of sales	$1,581
Selling and marketing expense	704
General and administrative expense	6,343

Total	$8,628

NOTE 21—SUBSEQUENT EVENTS

Merger Agreement with Live Nation

On February 10, 2009, the Company signed a definitive agreement to merge with Live Nation in a stock transaction pursuant to which the Company will merge with and into an indirect, wholly-owned subsidiary of Live Nation (“Merger Sub”), with Merger Sub continuing as the surviving entity and as an indirect, wholly- owned subsidiary of Live Nation and Live Nation continuing as the public parent of the combined companies. Pursuant to the terms of the merger agreement, the aggregate number of shares of Live Nation common stock that the holders of securities representing 100% of the voting power of the Company’s capital stock issued and outstanding immediately prior to the consummation of the merger are entitled to receive in the merger represents 50.01% of the total voting power of the Live Nation capital stock issued and outstanding immediately following the consummation of the merger. The transaction requires, among other customary closing conditions, regulatory approvals, approval by a majority of the outstanding shares of the Company’s common stock and Series A Preferred Stock, voting together as a single class, approval by a majority of the shares of Live Nation’s common stock, represented in person or by proxy, and receipt of the necessary consent of lenders party to the Company’s credit facility to allow the facility to remain in effect after the consummation of the merger with no default or event of default there under, resulting from the merger. Liberty Media Corporation, which beneficially owns approximately 29% of the Company’s common stock, has agreed to vote in favor of the proposed transaction, subject to the terms of a voting agreement.

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In connection with the merger agreement, the Company entered into a letter agreement, dated as of February 10, 2009, with Irving Azoff pursuant to which the Company agreed, prior to the consummation of the Merger, to redeem the shares of Preferred Stock held by or on behalf of Mr. Azoff for a note (a) having terms comparable to the Ticketmaster Series A Preferred Stock (except that the note would not be convertible into shares of Ticketmaster Entertainment common stock) and (b) resulting in legal, economic and tax treatment that, in the aggregate, will be no less favorable to Mr. Azoff than such treatment with respect to the Preferred Stock.

If the merger agreement is terminated before we complete the merger, under certain circumstances, we may be required to pay a termination fee to Live Nation in the amount of $15 million plus Live Nation’s expenses.

NOTE 22—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31, (2)	Quarter Ended June 30, (3)	Quarter Ended September 30, (4)	Quarter Ended December 31, (5)
	(In thousands, except per share data)
Year Ended December 31, 2008
Revenue	$348,981	$382,369	$339,201	$383,974
Gross profit	127,959	133,820	122,508	142,349
Operating (loss) income	46,790	40,177	26,855	(1,067,965)
Net (loss) income attributable to Ticketmaster Entertainment, Inc.	32,707	23,012	9,615	(1,070,833)
Earnings (loss) per share:
Basic and diluted	$0.58	$0.41	$0.17	$(18.82)
Year Ended December 31, 2007(1)
Revenue	$303,577	$293,416	$292,466	$351,018
Gross profit	118,793	109,556	111,280	134,310
Operating income	61,488	45,368	48,036	61,424
Net income attributable to Ticketmaster Entertainment, Inc.	42,925	34,804	40,541	51,081
Earnings per share:
Basic and diluted	$0.76	$0.62	$0.72	$0.91

(1)	For the quarters ended March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007, we computed primary and diluted earnings per share using the number of shares of common stock outstanding immediately following the spin-off, as if such shares were outstanding for the entire period.

(2)	First quarter 2008 results include the purchase of TicketsNow on February 24, 2008, for $279.4 million. The results of TicketsNow are consolidated from the purchase date forward (see Note 3—Business Acquisitions).

(3)	Second quarter 2008 results include an $8.3 million intercompany interest charge from IAC in the second quarter of 2008 (see Note 14—Related Party Transactions).

(4)	On August 20, 2008, the Company was spun off from IAC and began trading on the NASDAQ. Results of operations are presented on a combined basis through the spin-off and on a consolidated basis thereafter (see Note 1—Organization and Basis of Presentation).

(5)	Fourth quarter 2008 results include the purchase of a controlling interest in Front Line on October 29, 2008, for $138 million. Prior to the purchase of the controlling interest, the investment in Front Line was accounted for using the equity method of accounting. The results of Front Line are consolidated from the purchase date forward (see Note 3—Business Acquisitions). Additionally, in the fourth quarter of 2008, the Company incurred a goodwill impairment of $1,094,091 and impairment of investments of $12.3 million which impacted both Operating (loss) income and Net (loss) income attributable to Ticketmaster Entertainment, Inc.

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TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands, except per share data)
Revenue	$354,427	$378,945	$727,242	$723,762
Interest on funds held for clients	629	3,424	1,630	7,588

Total revenue	355,056	382,369	728,872	731,350
Cost of sales (exclusive of depreciation shown separately below)	220,807	248,549	453,367	469,571

Gross profit	134,249	133,820	275,505	261,779
Selling and marketing expense	19,590	24,636	43,885	44,029
General and administrative expense	64,701	45,644	128,904	87,497
Amortization of intangibles	20,857	11,535	35,915	20,403
Depreciation	14,079	11,828	26,479	22,883

Operating income	15,022	40,177	40,322	86,967
Other expense, net:
Interest income	727	3,463	1,368	6,753
Interest expense	(15,419)	(8,901)	(33,575)	(9,636)
Equity in income of unconsolidated affiliates	545	(1,468)	1,888	(802)
Other income (expense)	3,730	(287)	3,539	657

Total other expense, net	(10,417)	(7,193)	(26,780)	(3,028)

Earnings before income taxes and noncontrolling interests	4,605	32,984	13,542	83,939
Income tax provision	(1,520)	(10,854)	(5,721)	(29,675)

Net income	3,085	22,130	7,821	54,264
Plus: Loss attributable to noncontrolling interests, net	3,792	882	6,305	1,455

Net income attributable to Ticketmaster Entertainment, Inc.	$6,877	$23,012	$14,126	$55,719

Net earnings per share available to common stockholders:
Basic	$0.12	$0.41	$0.25	$0.99
Diluted	$0.12	$0.41	$0.24	$0.99
Weighted average number of shares of common and common equivalent stock outstanding:
Basic	57,339	56,171	57,330	56,171
Diluted	59,464	56,171	59,341	56,171

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these statements.

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TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2009 (Unaudited)	December 31, 2008
	(In thousands, except per share data)
ASSETS
Cash and cash equivalents	$616,072	$464,618
Marketable securities	—	1,495
Accounts receivable, client accounts	75,070	70,121
Accounts receivable, trade, net of allowance of $6,061 and $3,662, respectively	45,839	46,459
Deferred income taxes	14,167	14,038
Contract advances	49,471	44,927
Prepaid expenses and other current assets	39,991	37,758

Total current assets	840,610	679,416
Property and equipment, net	110,414	111,291
Goodwill	469,053	455,751
Intangible assets, net	318,295	330,061
Long-term investments	16,652	17,487
Other non-current assets	111,621	112,561

TOTAL ASSETS	$1,866,645	$1,706,567

LIABILITIES, TEMPORARY EQUITY AND EQUITY
LIABILITIES:
Accounts payable, client accounts	$448,581	$324,164
Accounts payable, trade	31,640	29,251
Accrued compensation and benefits	42,473	39,683
Deferred revenue	33,960	33,244
Income taxes payable	6,978	7,522
Other accrued expenses and current liabilities	87,385	82,435

Total current liabilities	651,017	516,299
Long-term debt	865,000	865,000
Income taxes payable	4,316	1,680
Other long-term liabilities	16,851	10,286
Deferred income taxes	56,653	67,300
Commitments and contingencies
TEMPORARY EQUITY:
Series A convertible redeemable preferred stock, $0.01 par value, 25,000 shares authorized, 1,750 non-vested shares issued and outstanding at June 30, 2009 and December 31, 2008	13,009	9,888
Redeemable noncontrolling interests	45,736	42,483
EQUITY:
Ticketmaster Entertainment, Inc. stockholders’ equity:
Common stock, $0.01 par value, 300,000 shares authorized; 57,357 shares issued and outstanding at June 30, 2009 and 57,213 shares issued and outstanding at December 31, 2008	574	572
Additional paid-in capital	1,232,779	1,235,019
Accumulated deficit	(1,044,632)	(1,058,758)
Accumulated other comprehensive income (loss)	327	(11,374)

Total Ticketmaster Entertainment, Inc. stockholders’ equity	189,048	165,459

Noncontrolling interests	25,015	28,172

Total equity	214,063	193,631

TOTAL LIABILITIES, TEMPORARY EQUITY AND EQUITY	$1,866,645	$1,706,567

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these statements.

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TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED STATEMENT OF TEMPORARY EQUITY AND EQUITY

(Unaudited)

	Temporary Equity			Ticketmaster Entertainment, Inc. Stockholders’ Equity
	Redeemable Preferred Stock $0.01 Par Value		Redeemable Noncontrolling Interests	Common Stock $0.01 Par Value		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Equity
	Amount	Shares		Amount	Shares
	(In thousands)
Balance as of December 31, 2008	$9,888	1,750	$42,483	$572	57,213	$1,235,019	$(1,058,758)	$(11,374)	$28,172	$193,631
Comprehensive income:
Net income (loss)	—	—	(4,192)	—	—	—	14,126	—	(2,113)	12,013
Foreign currency translation	—	—	—	—	—	—	—	11,701	—	11,701

Comprehensive (loss) income			(4,192)						(2,113)	23,714
Issuance of common stock	—	—	—	2	144	761	—	—	—	763
Stock-based compensation	3,121	—	2,217	—	—	7,264	—	—	—	7,264
Repurchase of outstanding options	—	—	—	—	—	(356)	—	—	—	(356)
Fair value of redeemable noncontrolling interests adjustment	—	—	9,909	—	—	(9,909)	—	—	—	(9,909)
Distributions to noncontrolling interests	—	—	(4,681)	—	—	—	—	—	(1,044)	(1,044)

Balance as of June 30, 2009	$13,009	1,750	$45,736	$574	57,357	$1,232,779	$(1,044,632)	$327	$25,015	$214,063

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these statements.

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TICKETMASTER ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2009	2008
	(In thousands)
Cash flows from operating activities:
Net income	$7,821	$54,264
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	35,915	20,403
Depreciation	26,479	22,883
Amortization of debt issuance costs	2,229	—
Provision for doubtful accounts	1,970	3,882
Stock-based compensation expense	12,602	11,393
Deferred income taxes	(10,807)	(2,703)
Equity in income of unconsolidated affiliates, net of dividends	2,069	4,290
Excess tax benefits from stock-based awards	—	(53)
Changes in current assets and liabilities, excluding acquisition effects:
Accounts receivable	(165)	(5,282)
Prepaid expenses and other current assets	(3,963)	(12,020)
Accounts payable and other current liabilities	2,883	(31,242)
Income taxes payable	2,277	(5,389)
Deferred revenue	287	5,652
Funds collected on behalf of clients, net	104,174	42,530
Other, net	(78)	106

Net cash provided by operating activities	183,693	108,714

Cash flows from investing activities:
Transfers to IAC	—	(141,914)
Cash paid for acquisitions, net of cash acquired	(24,636)	(393,545)
Purchases of property and equipment	(23,804)	(23,240)
Purchase of marketable securities	—	(4,176)
Proceeds from sales and maturities of marketable securities	1,497	—
Cash paid for long-term investments	(134)	(257)

Net cash used in investing activities	(47,077)	(563,132)

Cash flows from financing activities:
Capital contributions from IAC	—	393,545
Principal payments on long-term obligations	(1,140)	(929)
Distributions to noncontrolling interests	(5,725)	—
Excess tax benefits from equity awards	—	53
Other, net	(355)	—

Net cash (used in) provided by financing activities	(7,220)	392,669

Effect of exchange rate changes on cash and cash equivalents	22,058	14,127

Net increase (decrease) in cash and cash equivalents	151,454	(47,622)
Cash and cash equivalents at beginning of period	464,618	568,417

Cash and cash equivalents at end of period	$616,072	$520,795

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these statements.

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TICKETMASTER ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Company Overview

Ticketmaster Entertainment, Inc., a Delaware corporation (“Ticketmaster Entertainment,” “we,” “our,” “us” or the “Company”), consists of Ticketmaster and Front Line Management Group, Inc. (“Front Line”). Ticketmaster operates in 20 global markets, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, numerous retail outlets and worldwide call centers. Established in 1976, Ticketmaster serves clients worldwide across multiple event categories, providing exclusive ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums, and theaters. Ticketmaster Entertainment acquired a controlling interest in Front Line in October 2008. Founded by Irving Azoff and Howard Kaufman in 2004, Front Line is an artist management company.

Spin-off from IAC/InterActiveCorp

On July 1, 2008, the Board of Directors of IAC/InterActiveCorp (“IAC”) approved a plan to separate IAC into five separate, publicly traded companies via the distribution of all of the outstanding shares of common stock of four wholly-owned subsidiaries (the “Spincos”), including Ticketmaster Entertainment.

On August 20, 2008, IAC distributed to its stockholders all of the outstanding shares of common stock, par value $0.01 per share, of Ticketmaster Entertainment (the “spin-off”). Ticketmaster Entertainment’s businesses include the businesses that formerly comprised IAC’s Ticketmaster segment (which, at the time of the spin-off, included IAC’s domestic and international ticketing and ticketing related businesses, subsidiaries and investments, and excluded Ticketmaster Entertainment’s Reserve America subsidiary and its investment in Active.com). At the time of the spin-off, Ticketmaster Entertainment also included IAC’s minority investment in Front Line. On October 29, 2008, the Company acquired additional equity interests in Front Line, giving Ticketmaster Entertainment a controlling interest in Front Line.

Upon completion of the spin-off (and for a short period prior to that, on a “when issued” basis), Ticketmaster Entertainment shares began trading on The Nasdaq Global Select Market (“NASDAQ”) under the symbol “TKTM.” In conjunction with the spin-off, Ticketmaster Entertainment completed the following transactions: (1) extinguished all intercompany receivable balances due from IAC and its subsidiaries, which totaled $604.4 million, by recording a non-cash distribution to IAC, (2) recapitalized the invested equity balance with common stock, whereby holders of IAC stock received one fifth of a share of Ticketmaster Entertainment common stock for each share of common and class B common stock of IAC held, as described in our Post Effective Amendment No. 1 to Form S-1 (Commission File Number 333-152702) filed with the Securities and Exchange Commission (“SEC”) on August 20, 2008, and (3) distributed $752.9 million in cash to IAC in connection with Ticketmaster Entertainment’s separation from IAC, which included the net proceeds of $723.6 million from a combination of privately issued debt securities and bank borrowings. Refer to Note 5—Long-Term Debt.

Pending Merger with Live Nation

On February 10, 2009, the Company entered into a definitive agreement to merge with Live Nation, Inc. (“Live Nation”) in a stock transaction pursuant to which the Company will merge with and into an indirect, wholly-owned subsidiary of Live Nation (“Merger Sub”), with Merger Sub continuing as the surviving entity and an indirect, wholly-owned subsidiary of Live Nation and Live Nation continuing as the public parent of the combined companies (the “Merger”). Pursuant to the terms of the merger agreement, the aggregate number of

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shares of Live Nation common stock that the holders of securities representing 100% of the voting power of the Company’s equity interests issued and outstanding immediately prior to the consummation of the Merger are entitled to receive in the Merger will represent 50.01% of the total voting power of the Live Nation equity interests issued and outstanding immediately following the consummation of the Merger. The Merger requires, among other customary closing conditions, approval by a majority of the outstanding shares of the Company’s common stock and Series A Preferred Stock, voting together as a single class, approval by a majority of the shares of Live Nation’s common stock, represented in person or by proxy, domestic and foreign regulatory approvals, and receipt of the necessary consent of lenders party to the Company’s credit facility to allow the facility to remain in effect after the consummation of the Merger with no default or event of default thereunder resulting from the Merger, which consent was obtained in May 2009. Liberty Media Corporation (“Liberty”), which beneficially owns approximately 29% of the Company’s outstanding common stock, has agreed to vote in favor of the proposed transaction, subject to the terms of a voting agreement.

The proposed transaction has been subject to antitrust/competition regulatory review in the United States and four other countries. In the United States, Ticketmaster Entertainment and Live Nation are engaged in discussions with the U.S. Department of Justice, Antitrust Division (“DOJ”) regarding the proposed transaction. The parties have been in the process of responding to the DOJ’s “second request” for information related to the companies’ respective businesses and the proposed merger. The DOJ is actively investigating the merger.

The other jurisdictions where the transaction has been under regulatory review are Canada, the United Kingdom, Norway and Turkey. The Canadian authorities issued a “second request” for additional information relating to the parties’ respective businesses, and the parties are in the process of responding to the Canadian request. The U.K. authorities have issued several information requests to which the parties have responded, and the matter is now before the UK Competition Commission (“CC”) via a referral from the UK Office of Fair Trading (“OFT”) which completed its investigation in June 2009 and determined that further evaluation by the CC is warranted in light of competition concerns that were identified by the OFT. The CC has scheduled a hearing on the merger for August 6, 2009. The Norwegian and Turkish competition authorities have both completed and closed their investigations without asserting any objections to the merger.

Basis of Presentation

These interim unaudited consolidated financial statements present our results of operations, financial position, temporary equity and equity, comprehensive income and cash flows, on a combined basis through the spin-off on August 20, 2008, and on a consolidated basis thereafter. Our pre spin-off financial statements were prepared on a combined basis rather than a consolidated basis because they excluded Ticketmaster Entertainment’s former Reserve America subsidiary and its investment in Active.com, which were transferred to IAC, and included the investment in Front Line that was not owned prior to the spin-off by legal entities that comprise Ticketmaster Entertainment businesses.

Ticketmaster Entertainment’s investment in Front Line was consolidated beginning on October 29, 2008, when the Company increased its ownership interest from 39.4% to 82.3% (approximately 75% on a diluted basis). Prior to October 29, 2008, the investment in Front Line was accounted for using the equity method of accounting. The ownership of Reserve America and the investment in Active.com were retained by IAC after the spin-off.

We prepared the interim unaudited consolidated financial statements from the historical results of operations and historical basis of the assets and liabilities of Ticketmaster Entertainment with the exception of income taxes. We computed income taxes using our stand-alone tax rate. Our income tax payable as well as deferred tax assets and liabilities represent the estimated impact of filing a consolidated income tax return with IAC through the spin-off, and filing a stand-alone consolidated income tax return thereafter.

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Until the spin-off, we recorded expense allocations from IAC, which consisted of certain IAC general corporate overhead expenses, based on the ratio of our revenue as a percentage of IAC’s total revenue. The general corporate overhead allocations primarily included expenses relating to accounting, treasury, legal, tax, corporate support, human resource functions and internal audit. Since the spin-off, we have been performing these functions using our own resources or purchased services, including services purchased from IAC pursuant to the transitional services agreement among IAC and the Spincos.

Interim results are not necessarily indicative of the results that may be expected for a full year. You should read these interim unaudited consolidated financial statements and notes in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2008, which are included in our Form 10-K, as amended.

The historical June 30, 2008 unaudited financial statements are based on certain assumptions about Ticketmaster Entertainment as a stand-alone company. Our management believes the assumptions underlying the historical combined financial statements of Ticketmaster Entertainment are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of Ticketmaster Entertainment would have been if Ticketmaster Entertainment had been a stand-alone company during the period presented.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and the rules and regulations of the SEC. Accordingly, they do not include all of the information and notes required by U.S. generally accepted accounting principles for audited financial statements. In the opinion of Ticketmaster Entertainment’s management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

We have evaluated all subsequent events through August 13, 2009, the date the financial statements were issued and have updated our evaluation of subsequent events through September 15, 2009.

Reclassifications

Certain amounts in the prior year’s financial statements and notes have been reclassified to conform to the current-year presentation, including redeemable noncontrolling interests in accordance with the disclosure requirements of SFAS No. 160, Noncontrolling Interests in Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”) and FASB EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).

NOTE 2—SUMMARY OF ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (“FSP”) FAS No.140-4 and FASB Interpretation No. 46(R)-8, Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS No. 140-4” and “FIN 46(R)-8”). FSP FAS No. 140-4 and FIN 46(R)-8 require additional disclosures about an entity’s involvement with variable interest entities and transfers of financial assets. Ticketmaster Entertainment adopted FSP FAS No. 140-4 and FIN 46(R)-8 on January 1, 2009, and the standards did not have a material impact on the Company’s consolidated financial statements.

Equity Method Investment Accounting Considerations

In November 2008, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”) which addresses certain effects of

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Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations (“SFAS No. 141R”) and SFAS No. 160 on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. Ticketmaster Entertainment adopted EITF 08-6 on January 1, 2009, and the standard did not have a material impact on the Company’s consolidated financial statements.

Accounting for Defensive Intangible Assets

In November 2008, the FASB ratified the EITF consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). EITF 08-7 addresses the accounting for an intangible asset acquired in a business combination or asset acquisition that an entity does not intend to use or intends to hold to prevent others from obtaining access (a defensive intangible asset). Under EITF 08-7, a defensive intangible asset would need to be accounted for as a separate unit of accounting and would be assigned a useful life based on the period over which the asset diminishes in value. Ticketmaster Entertainment adopted EITF 08-7 on January 1, 2009, and the standard did not have a material impact on the Company’s consolidated financial statements.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP No. EITF 03-6-1”). FSP No. EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities and included in the calculation of basic EPS. Ticketmaster Entertainment adopted EITF 03-06-1 on January 1, 2009, and the standard did not have a material impact on the Company’s consolidated financial statements.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. Ticketmaster Entertainment adopted FSP No. FAS 142-3 on January 1, 2009 on a prospective basis, and the standard did not have a material impact on the Company’s consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures on an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedging items are accounted for under SFAS No. 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Ticketmaster Entertainment adopted SFAS No. 161 on January 1, 2009. Because SFAS No. 161 amends only the disclosure requirements for derivative instruments and hedged items, the adoption of SFAS No. 161 did not have a material impact on the Company’s consolidated financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, which changes the accounting and reporting for minority interests. Noncontrolling (minority) interests will be reported as a component of equity separate from

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the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the statement of operations and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is applied prospectively, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. Ticketmaster Entertainment adopted SFAS No. 160 on January 1, 2009. As a result of the adoption, we have reclassified certain noncontrolling interests from liabilities to a component of equity. In accordance with EITF D-98, securities that are redeemable at the option of the holder and not solely within the control of the issuer, must be classified outside of equity. Since the noncontrolling interests held by third parties in certain consolidated subsidiaries are exercisable outside the control of the Company, these interests are classified as temporary equity in the accompanying consolidated balance sheets.

Business Combinations

In December 2007, the FASB issued SFAS No. 141R, which replaces SFAS No. 141. SFAS No. 141R establishes revised principles and requirements for the recognition and measurement of assets and liabilities in a business combination. SFAS No. 141R requires (i) recognition of 100% of the fair values of acquired assets, including goodwill, and assumed liabilities upon obtaining control, (ii) contingent consideration to be fair valued at the acquisition date, (iii) transaction costs to be expensed as incurred, (iv) pre-acquisition contingencies to be accounted for at the acquisition date at fair value and (v) costs of a plan to exit an activity or terminate or relocate employees to be accounted for as post combination costs. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008, and early adoption was prohibited. SFAS No. 141R requires prospective application for all acquisitions after the adoption date. The Company expects SFAS No. 141R to have an impact on how acquisitions are reflected in the consolidated financial statements when effective, but the timing, nature and magnitude of the specific effects will depend on the nature, terms and size of any acquisitions that the Company consummates after the effective date. As of December 31, 2008, approximately $0.6 million of transaction costs related to deals not consummated were capitalized and included in prepaid expenses and other current assets. These costs were expensed during the first quarter of 2009.

Additionally, for business combinations for which the acquisition date occurs prior to the effective date of SFAS No. 141R, the acquirer is required to apply the requirements of SFAS No. 109, Income Taxes, as amended by SFAS No. 141R, prospectively. After the effective date of SFAS No. 141R, changes in the valuation allowance for acquired deferred tax assets and dispositions of uncertain income tax positions must be recognized as an adjustment to income tax expense, rather than through goodwill. The impact of the adoption of SFAS No. 141R on the Company’s consolidated financial statements will largely be dependent on the size and nature of the business combinations completed after January 1, 2009.

In April 2009 the FASB issued FSP No. 141R-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, (“FSP No. 141R-1”). FSP No. 141R-1 amends the provisions in SFAS No. 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. FSP No. 141R-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No.141R, and instead carries forward most of the provisions in SFAS No. 141 for acquired contingencies. FSP No. 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Ticketmaster Entertainment adopted FSP141R-1 on January 1, 2009 and the standard did not have a material impact on the Company’s consolidated financial statements.

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Accounting by Lessees for Maintenance Deposits

In June 2008, the FASB issued EITF Issue No. 08-3, Accounting by Lessees for Maintenance Deposits (“EITF 08-3”). EITF 08-03 concluded that maintenance deposits should be considered a deposit when paid to the lessor if it is probable that the deposits will be refunded to the lessee. The cost of maintenance activities should be expensed or capitalized by the lessee, as appropriate, when the underlying maintenance is performed. If it is less than probable that a maintenance deposit will be refunded to the lessee, the deposit is recognized as additional rent expense. EITF 08-03 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Ticketmaster Entertainment adopted EITF 08-3 on January 1, 2009 and the standard did not have an impact on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 sets forth the following: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 does not apply to subsequent events or transactions that are within the scope of other applicable U.S. generally accepted accounting principles that provide different guidance on the accounting treatment for subsequent events or transactions. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009, but should be applied on a prospective basis. Ticketmaster Entertainment adopted SFAS No. 165 in the second quarter of 2009, and the standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

Fair Value Accounting

In April 2009, the FASB issued FSP No. 107-1 and Accounting Principles Board Opinion (“APB”) No. 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS No. 107-1 and APB No. 28-1”). FSP FAS No. 107-1 and APB No. 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about the fair value of financial instruments for interim reporting periods ending after June 15, 2009. Ticketmaster Entertainment adopted FSP FAS No. 107-1 and APB No. 28-1 in the second quarter of 2009, and the standard did not have an impact on the Company’s financial statement disclosures.

Recent Accounting Pronouncements

Variable Interest Entities

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). This statement amends certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. Among other accounting and disclosure requirements, SFAS No. 167 replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The Company will adopt SFAS No. 167 in its first annual and interim reporting periods beginning after November 15, 2009. The Company is evaluating the impact of SFAS No. 167 on the Company’s consolidated financial statements.

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The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Effective July 1, 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS No. 168”). Under SFAS No. 168, the historical GAAP hierarchy was eliminated and the Accounting Standards Codification became the single official source of authoritative, non-governmental GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Since SFAS No. 168 does not change GAAP, the Company has determined that the adoption of SFAS No. 168 will not have an impact on the Company’s financial statements.

NOTE 3—SEGMENT INFORMATION

The overall concept employed by Ticketmaster Entertainment in determining its operating segments is to present the financial information in a manner consistent with how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance. Operating segments are consolidated for reporting purposes if they have similar economic characteristics and meet the aggregation criteria of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Prior to the acquisition of a controlling interest in Front Line, Ticketmaster Entertainment had one operating segment in accordance with its internal management structure and based upon how the chief operating decision maker viewed the business, its organizational structure and the type of service provided, which primarily was online and offline ticketing services.

After the October 29, 2008 acquisition of a controlling interest in Front Line, based upon changes in the internal management structure and how the chief operating decision maker viewed the business, the Company began reporting two segments: Ticketing and Artist Services.

The Ticketing segment is primarily an agency business that sells tickets for events on behalf of our clients and retains a convenience charge and order processing fee for our services. We sell tickets through a combination of websites, telephone services and ticket outlets.

The Artist Services segment primarily provides management services to music recording artists in exchange for a commission on the earnings of these artists. Artist Services also sells merchandise associated with musical artists at live musical performances, to retailers and directly to consumers via a website.

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Revenue and expenses earned and charged between segments are eliminated in consolidation. Corporate expenses, interest income, interest expense, equity in income of nonconsolidated affiliates, net loss attributable to noncontrolling interests, and other income (expense) and income tax expense are managed on a total company basis. Corporate expenses primarily include compensation and other employee costs (including stock-based compensation), outside services and professional fees.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands)
Revenue:
Ticketing	$311,917	$382,369	$650,927	$731,350
Artist Services	43,139	—	77,945	—

Total revenue	$355,056	$382,369	$728,872	$731,350

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands)
Operating income:
Ticketing	$37,487	$58,459	$97,575	$124,954
Artist Services	1,256	—	(5,504)	—
Corporate and unallocated	(23,721)	(18,282)	(51,749)	(37,987)

Total operating income	$15,022	$40,177	$40,322	$86,967

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands)
Adjusted EBITDA(a):
Ticketing	$63,965	$84,565	$143,986	$172,570
Artist Services	13,673	—	18,102	—
Corporate and unallocated	(21,349)	(14,397)	(46,770)	(30,924)

Total Adjusted EBITDA	$56,289	$70,168	$115,318	$141,646

	Six Months Ended June 30,
	2009	2008
	(In thousands)
Capital expenditures:
Ticketing	$20,884	$20,166
Artist Services	438	—
Corporate and unallocated	2,482	3,074

Total capital expenditures	$23,804	$23,240

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The following table reconciles Adjusted EBITDA for the Company’s reportable segments to Net income attributable to Ticketmaster Entertainment, Inc.:

	Three Months Ended June 30, 2009
	Adjusted EBITDA(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Operating income
	(In thousands)
Ticketing	$63,965	$(1,159)	$(12,182)	$(13,137)	$37,487
Artist Services	13,673	(3,609)	(8,675)	(133)	1,256
Corporate and unallocated	(21,349)	(1,563)	—	(809)	(23,721)

Total	$56,289	$(6,331)	$(20,857)	$(14,079)	15,022

Other expense, net					(10,417)

Earnings before income taxes and noncontrolling interests					4,605
Income tax provision					(1,520)

Net income					3,085
Plus: Loss attributable to noncontrolling interests, net					3,792

Net income attributable to Ticketmaster Entertainment, Inc.					$6,877

	Three Months Ended June 30, 2008
	Adjusted EBITDA(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Operating income
	(In thousands)
Ticketing	$84,565	$(3,436)	$(11,535)	$(11,135)	$58,459
Corporate and unallocated	(14,397)	(3,192)	—	(693)	(18,282)

Total	$70,168	$(6,628)	$(11,535)	$(11,828)	40,177

Other expense, net					(7,193)

Earnings before income taxes and noncontrolling interests					32,984
Income tax provision					(10,854)

Net income					22,130
Plus: Loss attributable to noncontrolling interests, net					882

Net income attributable to Ticketmaster Entertainment, Inc.					$23,012

	Six Months Ended June 30, 2009
	Adjusted EBITDA(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Operating income
	(In thousands)
Ticketing	$143,986	$(2,351)	$(19,416)	$(24,644)	$97,575
Artist Services	18,102	(6,839)	(16,499)	(268)	(5,504)
Corporate and unallocated	(46,770)	(3,412)	—	(1,567)	(51,749)

Total	$115,318	$(12,602)	$(35,915)	$(26,479)	40,322

Other expense, net					(26,780)

Earnings before income taxes and noncontrolling interests					13,542
Income tax provision					(5,721)

Net income					7,821
Plus: Loss attributable to noncontrolling interests, net					6,305

Net income attributable to Ticketmaster Entertainment, Inc.					$14,126

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	Six Months Ended June 30, 2008
	Adjusted EBITDA(a)	Non-cash compensation expense	Amortization of intangibles	Depreciation expense	Operating income
	(In thousands)
Ticketing	$172,570	$(5,719)	$(20,403)	$(21,494)	$124,954
Corporate and unallocated	(30,924)	(5,674)	—	(1,389)	(37,987)

Total	$141,646	$(11,393)	$(20,403)	$(22,883)	86,967

Other expense, net					(3,028)

Earnings before income taxes and noncontrolling interests					83,939
Income tax provision					(29,675)

Net income					54,264
Plus: Loss attributable to noncontrolling interests, net					1,455

Net income attributable to Ticketmaster Entertainment, Inc.					$55,719

(a) Our primary operating metric for evaluating segment performance is Adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization (“Adjusted EBITDA”), which is defined as Operating income excluding, if applicable: (1) depreciation expense, (2) non-cash compensation expense, (3) amortization and impairment of intangibles, (4) goodwill or other impairments, (5) pro forma adjustments for significant acquisitions, fair value adjustments to contingent consideration and compensation expense associated with significant transactions or the Merger with Live Nation and (6) one-time items. Ticketmaster Entertainment believes this measure is useful to investors because it represents its consolidated operating results excluding the effects of non-cash expenses. The Adjusted EBITDA metric was referred to as Adjusted Operating Income in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2008. Adjusted EBITDA has certain limitations in that it does not take into account the impact to Ticketmaster Entertainment’s statement of operations of certain expenses, including acquisition-related accounting. Ticketmaster Entertainment endeavors to compensate for the limitations of the supplemental measure presented by providing the comparable GAAP measure with equal or greater prominence, financial statements prepared in accordance with generally accepted accounting principles, and descriptions of the reconciling items, including quantifying such items, to derive the supplemental measure.

The Ticketing segment’s largest client through 2008, Live Nation (including its subsidiary, House of Blues), represented approximately 8% and 18% of Ticketmaster Entertainment’s consolidated revenue for the three months ended June 30, 2009 and 2008 respectively. Live Nation, represented approximately 7% and 17% of the Company’s consolidated revenue for the six months ended June 30, 2009 and 2008 respectively.

NOTE 4—INCOME TAXES

Ticketmaster Entertainment calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28 and FASB Interpretation No. 18. At the end of each interim period, the Company makes its best estimate of the annual expected effective tax rate and applies that rate to its ordinary year-to-date earnings or loss. The tax or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect are individually computed and recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates, tax status or judgment on the realizability of a beginning-of-the-year deferred tax asset in future years is recognized in the interim period in which the change occurs.

The computation of the annual expected effective tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income for the year, projections of the proportion of income (or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences

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and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or our tax environment changes. To the extent that the estimated annual effective tax rate changes during a quarter, the effect of the change on prior quarters is included in tax expense for the current quarter. Included in the income tax provision for the three months ended June 30, 2009 is a provision of $0.2 million due to a change in the estimated annual effective tax rate from that used in the first quarter.

For the three and six months ended June 30, 2009, the Company recorded a tax provision of $1.5 million and $5.7 million, respectively, which represent effective tax rates of 33% and 42%, respectively. The tax rate for the three months ended June 30, 2009 is lower than the federal statutory rate of 35% due principally to foreign income taxed at lower rates including the effects of our international restructuring completed in January 2009, foreign tax credits related to foreign dividends, deductible payments made in connection with a Front Line dividend and net adjustments related to the reconciliation of provision accruals to tax returns, partially offset by losses in foreign jurisdictions for which no tax benefit can be recognized. The tax rate for the six months ended June 30, 2009 is higher than the federal statutory rate of 35% due principally to losses in foreign jurisdictions for which no tax benefit can be recognized and adjustments to deferred taxes due to newly enacted state tax legislation, partially offset by foreign income taxed at lower rates including the effects of our international restructuring and foreign tax credits related to foreign dividends.

For the three and six months ended June 30, 2008, the Company recorded a tax provision of $10.9 million and $29.7 million, respectively, which represent effective tax rates of 33% and 35%, respectively. The tax rate for the three months ended June 30, 2008 is lower than the federal statutory rate of 35%, due principally to foreign income taxed at lower rates and foreign tax credits related to foreign dividends, partially offset by losses in foreign jurisdictions for which no tax benefit can be recognized and state and local income taxes. The tax rate for the six months ended June 30, 2008 approximates the federal statutory rate of 35%, principally due to losses in foreign jurisdictions for which no tax benefit can be recognized and state and local income taxes, offset by foreign income taxed at lower rates and foreign tax credits related to foreign dividends.

As of December 31, 2008 and June 30, 2009, the Company had unrecognized tax benefits of approximately $1.3 million and $3.7 million, respectively. During the three and six months ended June 30, 2009, the unrecognized tax benefits increased by approximately $1.4 million and $2.4 million, respectively, as a result of historical state tax positions and foreign income tax positions taken in the current year. If unrecognized tax benefits as of June 30, 2009 are subsequently recognized, approximately $3.6 million, net of related deferred tax assets and interest, would reduce the income tax provision from continuing operations. The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense for the three and six months ended June 30, 2009 is $0.2 million, net of related deferred taxes, for interest and penalties on unrecognized tax benefits. At June 30, 2009, the Company has accrued $0.6 million for the payment of interest and penalties.

By virtue of previously filed separate company tax returns, as well as consolidated tax returns with IAC, Ticketmaster Entertainment is routinely under audit by federal, state, local and foreign income tax authorities. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the amounts recorded for unrecognized tax benefits and the amounts owed by Ticketmaster Entertainment are recorded in the period they become known.

The IRS is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2006, which include the operations of Ticketmaster Entertainment from January 17, 2003, the date which Ticketmaster Entertainment joined the IAC consolidated tax group. The statute of limitations for these years has been extended to December 31, 2011. Various IAC consolidated state and local jurisdictions are currently under

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examination, the most significant of which are California, Florida, New York and New York City, for various tax years after December 31, 2001. Ticketmaster Entertainment’s operations were included in these returns from January 17, 2003. These examinations are expected to be completed by late 2009. See Note 14—Related Party Transactions to the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008, for a description of the tax sharing arrangement with IAC and the Spincos.

Ticketmaster Entertainment believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.4 million within twelve months of the current reporting date due to settlements and expirations of applicable statute of limitations. An estimate of other changes in unrecognized tax benefits cannot be made, but such other changes are not expected to be significant.

NOTE 5—LONG-TERM DEBT

The balance of long-term debt is as follows (in thousands):

	June 30, 2009	December 31, 2008
10.75% Senior Notes, due July 28, 2016	$300,000	$300,000
2008 Term Loan A, due July 25, 2013	100,000	100,000
2008 Term Loan B, due July 25, 2014	350,000	350,000
2008 Revolver, due July 25, 2013	115,000	115,000

Total	$865,000	$865,000

The 10.75% Senior Notes (“Senior Notes”) contain two incurrence-based financial covenants requiring a minimum fixed charge coverage ratio, as defined therein, of 2.0 to 1.0, and a maximum secured indebtedness leverage ratio, as defined therein, of 2.25 to 1.0.

Term Loan A, Term Loan B and the revolving credit facility (the “Revolver”), collectively the (“Senior Secured Credit Facilities”) bear interest rates per annum based on fixed and variable interest rates specified in the credit agreement governing the Senior Secured Credit Facilities. The interest rates for Term Loan A, Term Loan B and the Revolver at June 30, 2009 were 3.34%, 3.84% and 3.21%, respectively.

The Senior Secured Credit Facilities have two quarterly financial covenants requiring a maximum total leverage ratio, as defined therein, of 3.50 to 1.00 and a minimum interest coverage ratio, as defined therein, of 3.00 to 1.00. As of June 30, 2009, the Company was in compliance with both of these financial covenants.

As of June 30, 2009, the Company’s long-term debt has scheduled principal repayments for each of the next five years and thereafter as follows (in thousands):

Years Ending December 31,
2009	$—
2010	—
2011	13,500
2012	18,500
2013	191,750
Thereafter	641,250

Total	$865,000

In July 2009, the Company repurchased and retired $13 million aggregate principal amount of our Senior Notes.

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NOTE 6—EARNINGS PER SHARE

We compute earnings per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). We compute basic earnings per share using the weighted average number of common shares outstanding for the period. Under the provisions of SFAS No. 128, basic net income per common share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted net income per common share adjusts basic net income per common share for the effects of stock options, restricted stock and other potentially dilutive financial instruments in the periods in which such effect is dilutive. For the three and six months ended June 30, 2008, we computed earnings per share using the number of shares of common stock outstanding immediately following the spin-off, as if such shares were outstanding for the entire period.

The following table presents our basic and diluted earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands, except for per share data)
Net income attributable to Ticketmaster Entertainment, Inc.:	$6,877	$23,012	$14,126	$55,719
Net earnings per share available to common stockholders:
Basic	$0.12	$0.41	$0.25	$0.99
Diluted	$0.12	$0.41	$0.24	$0.99
Weighted average of number of shares outstanding:
Basic	57,339	56,171	57,330	56,171
Dilutive effect of:
Options to purchase common stock, restricted stock units and redeemable preferred stock	2,125	—	2,011	—

Diluted	59,464	56,171	59,341	56,171

The diluted weighted average common shares outstanding includes the incremental shares that would be issued upon the assumed exercise of stock options, vesting of restricted stock units (“RSUs”) and conversion of the Company’s Series A convertible redeemable preferred stock if the effect is dilutive.

NOTE 7—STOCK-BASED COMPENSATION

Stock-based compensation expense related to stock options, restricted stock, RSUs and performance stock units (“PSUs”) is included in the following line items in the Consolidated Statements of Operations for the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Cost of sales	$108	$303	$220	$538
Selling and marketing expense	117	330	238	588
General and administrative expense	6,106	5,995	12,144	10,267

Stock-based compensation expense	$6,331	$6,628	$12,602	$11,393

On April 15, 2009, certain Front Line executives received grants of 2,592 restricted shares of Front Line’s common stock with a grant date fair value of $6.15 million. The value of the restricted stock is based on values of Front Line equity transactions near the grant date of the restricted stock. Based on the terms of the individual grants, the restricted stock vests either on the third or fourth anniversary of the grant date. We have recorded

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$0.4 million of stock-based compensation cost during the three months ended June 30, 2009 related to these Front Line restricted common stock grants.

In connection with his appointment to the board, on April 16, 2009, the Company granted 22,000 RSUs to an eligible non-employee member of its Board of Directors with a grant date fair value of $4.58 per share which vest ratably over two years.

On April 29, 2009, the Company granted an aggregate of 2,235,000 options with an exercise price of $5.33 per share and an estimated average grant date fair value of approximately $2.31 per share. The fair value of options granted in 2009 was estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used an expected volatility rate of 43.28%, dividend yield of 0%, expected term of 6.25 years and a risk-free interest rate of 1.23%. Volatility is based on the historical volatility of stocks of similar companies since the Company does not have sufficient trading history to reasonably predict its own volatility. The risk-free rate is based on U.S. Treasury yields for notes with comparable terms as the awards in effect at the grant date. As the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life due to the limited period of time its equity shares have been publicly traded, the Company used the simplified method for estimating the expected life within the valuation model, which is the period of time that options granted are expected to be outstanding. The options vest ratably over four years and have ten year terms. We have recorded $0.3 million of stock-based compensation cost during the three months ended June 30, 2009 related to these option grants.

On April 29, 2009, the Company granted 113,000 RSUs to certain employees with a grant date fair value of $5.33 per share. The RSUs vest ratably over four years. We have recorded $0.1 million of stock-based compensation cost during the three months ended June 30, 2009 related to these RSU grants.

NOTE 8—EQUITY INVESTMENTS IN UNCONSOLIDATED AFFILIATES

At June 30, 2009 and December 31, 2008, Ticketmaster Entertainment’s equity investments in unconsolidated affiliates totaled $16.7 million and $12.9 million, respectively, and are included in Long-term investments in the Consolidated Balance Sheets.

On October 29, 2008, Ticketmaster Entertainment acquired additional interests in Front Line from certain stockholders of Front Line for an aggregate purchase price of $123.0 million. On this same date, the Company also acquired equity interests in Front Line in a transaction that, for accounting purposes, was treated as an exchange by a trust controlled by Mr. Azoff of certain Front Line equity awards for certain Ticketmaster Entertainment equity awards. The Company acquired additional ownership interests of 42.9%, in the aggregate, resulting in a controlling interest in Front Line of 82.3% (approximately 75% on a diluted basis). Ticketmaster Entertainment’s 39.4% ownership interest in Front Line prior to the acquisition was accounted for under the equity method of accounting. Losses related to the investment in Front Line, which totaled $1.6 million and $1.4 million in the three and six months ended June 30, 2008, respectively, are included in equity in income of unconsolidated affiliates in the Consolidated Statements of Operations. The results of Front Line were consolidated with Ticketmaster Entertainment effective October 29, 2008.

The Company also maintains a 15% investment in Broadway China Ventures and accounts for its investment on a cost basis.

The following is a list of investments accounted for under the equity method, the principal market in which the investee operates, and the relevant ownership percentage at both June 30, 2009 and December 31, 2008:

iLike.com (United States)	25.0%
Beijing Gehua Ticketmaster Ticketing Co., Ltd. (China)	40.0%
TM Mexico (Mexico)	33.3%

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The summarized aggregated financial information of Ticketmaster Entertainment’s equity investments is as follows (in thousands):

	Six Months Ended June 30,
	2009	2008
Net sales	$17,342	$112,198
Gross profit	12,704	54,638
Net income	5,283	2,200

The summarized aggregated financial information for the six months ended June 30, 2008 includes Ticketmaster Entertainment’s investment in Front Line which, prior to October 29, 2008, was accounted for under the equity method of accounting.

NOTE 9—COMPREHENSIVE INCOME

The changes in the components of comprehensive income (loss), net of tax, are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net income	$3,085	$22,130	$7,821	$54,264
Foreign currency translation	13,679	2,324	11,701	14,685

Total Comprehensive income	16,764	24,454	19,522	68,949

Loss attributable to noncontrolling interests, net	3,792	882	6,305	1,455
Foreign currency translation	(21)	2	—	(75)

Comprehensive loss attributable to noncontrolling interests	3,771	884	6,305	1,380

Comprehensive income attributable to Ticketmaster Entertainment, Inc.	$20,535	$25,338	$25,827	$70,329

Accumulated other comprehensive income as of June 30, 2009 and June 30, 2008 is solely related to foreign currency translation.

NOTE 10—RELATED PARTY TRANSACTIONS

Prior to the spin-off, our operating expenses included allocations from IAC for accounting, treasury, legal, tax, corporate support, human resource functions, and internal audit functions. These expenses were allocated based on the ratio of Ticketmaster Entertainment’s revenue as a percentage of IAC’s total revenue. The Company believes that the allocation methods used by IAC were reasonable. Expense allocations from IAC were $0.8 million and $1.8 million for the three and six months ended June 30, 2008 and are included in general and administrative expense in our Consolidated Statements of Operations for the period. The expense allocations from IAC ceased upon consummation of the spin-off.

Ticketmaster Entertainment occupies office space in buildings in Los Angeles and New York City that are currently owned by IAC. Related rental expense charged to Ticketmaster Entertainment by IAC totaled $0.9 million and $0.6 million for the three months ended June 30, 2009 and 2008, respectively and $1.8 million and $1.3 million for the six months ended June 30, 2009 and 2008, respectively.

During the second quarter of 2008, the Company recorded an $8.3 million cumulative interest charge from IAC. Accordingly, the portion of interest expense reflected in the Company’s Consolidated Statement of Operations that was intercompany in nature was $8.3 for the three and six months ended June 30, 2008. The

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portion of interest income reflected in the Company’s Consolidated Statement of Operations that was intercompany in nature was $2.0 million and $3.7 million for the three and six months ended June 30, 2008, respectively. The intercompany interest relates to the receivable from IAC which was extinguished upon consummation of the spin-off.

Relationship between IAC and Ticketmaster Entertainment after the spin-off

For purposes of governing certain of the ongoing relationships between IAC and Ticketmaster Entertainment at and after the spin-off, and to provide for an orderly transition, IAC and Ticketmaster Entertainment and the other Spincos entered into a separation agreement and a tax sharing agreement, among other agreements.

IAC and Ticketmaster Entertainment currently continue, and for the foreseeable future expect to continue, to work together pursuant to a variety of commercial relationships. In connection with the spin-off, IAC and Ticketmaster Entertainment entered into various commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of Ticketmaster Entertainment, on the other hand, many of which memorialized (in most material respects) pre-existing arrangements in effect prior to the spin-off and all of which were negotiated at arm’s length.

Agreements with Liberty Media Corporation

In connection with the spin-off, the Company assumed from IAC all of IAC’s rights and obligations relating to Ticketmaster Entertainment under a Spinco Agreement between IAC and Liberty, providing for post-spin-off governance arrangements at the Company. As of February 10, 2009, Liberty beneficially owned approximately 29.1% of the outstanding shares of common stock of the Company. Refer to the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008 for a summary of the material terms of those governance agreements and related matters.

Liberty/Live Nation Stockholder Agreement

In connection with Ticketmaster Entertainment entering into a merger agreement with Live Nation, pursuant to which a merger of Ticketmaster Entertainment with and into a wholly owned subsidiary of Live Nation is pending, on February 10, 2009, Ticketmaster Entertainment entered into a certain Stockholder Agreement among Live Nation, Liberty, Liberty USA Holdings, LLC and Ticketmaster Entertainment, dated February 10, 2009 (the “Liberty Stockholder Agreement”) regarding certain corporate governance rights, designation rights and registration rights with respect to the Live Nation common stock to be acquired by Liberty in connection with the Merger. Among other things, subject to certain restrictions and limitations set forth in the Liberty Stockholder Agreement, Liberty will have the right, following the closing of the Merger, to nominate up to two directors to serve on the Live Nation board of directors. In addition, if Liberty designates two directors to the Live Nation board of directors, one of them must meet the independence standards of the NYSE with respect to Live Nation, and Liberty would have the right to designate one of its nominees to serve on the Audit Committee and one nominee to serve on the Compensation Committee of the Live Nation board of directors, subject to such designee’s satisfaction of the applicable standards for service on such committees. Furthermore, the Liberty Stockholder Agreement also contains provisions relating to limitations on the ownership of Live Nation equity securities by Liberty and its affiliates following the Merger and on transfers of Live Nation equity securities and rights and obligations under the Liberty Stockholder Agreement following the Merger.

Relationships Involving Executives

In connection with Ticketmaster Entertainment’s entering into the Live Nation merger agreement referred to above, on February 10, 2009, Ticketmaster Entertainment entered into a letter agreement, dated as of February 10, 2009, with Mr. Azoff, Chief Executive Officer of Ticketmaster Entertainment, pursuant to which

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Ticketmaster Entertainment agreed, prior to the consummation of the Live Nation merger, to redeem the shares of Ticketmaster Entertainment series A convertible redeemable preferred stock held by or on behalf of Mr. Azoff for a note (i) having terms comparable to the Ticketmaster Entertainment series A convertible redeemable preferred stock (except that the note will not be convertible into shares of Ticketmaster Entertainment common stock) and (ii) resulting in legal, economic and tax treatment that, in the aggregate, will be no less favorable to Mr. Azoff than such treatment with respect to the Ticketmaster Entertainment series A convertible redeemable preferred stock.

In April 2009, the Board of Directors of Front Line declared a dividend in the amount of $115.74844 per share of Front Line common stock payable in cash to the holders of record of Front Line common stock. This dividend totaled $20,080,656 and was paid in April 2009. The Azoff Family Trust of 1997, of which Mr. Azoff, Ticketmaster Entertainment’s Chief Executive Officer, is co-Trustee, received a pro rata portion of this dividend totaling $3,000,000 with respect to the 25,918.276 shares of Front Line common stock held by the trust. Mr. Azoff, pursuant to the terms of a restricted share grant agreement, also may be entitled to certain gross-up payments from Front Line associated with distributions made on the unvested portion of his restricted Front Line common shares for the difference between ordinary income and capital gains tax treatment. Such payments were $0.7 million related to the April 2009 Front Line dividend. The amount of the pro rata dividend paid to FLMG Holdings Corp. (“FLMG”) and TicketWeb, LLC (wholly-owned subsidiaries of Ticketmaster Entertainment that hold Ticketmaster Entertainment’s interest in Front Line), was $15,000,000. Prior to the payment of the dividend, FLMG made a loan to Front Line in the amount of $20,000,000, evidenced by a promissory note from Front Line to FLMG with a principal amount of $20,000,000 and bearing interest at a rate of 4.5%, payable no later than six months from the date of issuance. A portion of the proceeds from the note was used, together with cash on hand at Front Line, to pay the dividend.

For a further discussion of related party relationships, see Item 13 of the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

NOTE 11—TEMPORARY EQUITY AND EQUITY

Upon the spin-off, IAC common stockholders received one-fifth of a share of Ticketmaster Entertainment common stock for each share of IAC common and IAC class B common stock held.

Concurrent with its acquisition of a controlling interest in Front Line on October 29, 2008, the Company entered into an employment agreement with Irving Azoff, the Company’s new Chief Executive Officer, whereby he received 1,750,000 shares of Ticketmaster Entertainment restricted Series A Convertible Preferred Stock (“Preferred Stock”); 1,000,000 shares of restricted Ticketmaster Entertainment common stock (“Restricted Common Stock”); and an option to purchase 2,000,000 shares of Ticketmaster Entertainment common stock. Subject to, and simultaneously with these grants of Preferred Stock and Restricted Common Stock, the Azoff Family Trust relinquished 25,918 shares of previously issued restricted Front Line common stock and received the Ticketmaster Entertainment Preferred Stock and Restricted Common Stock.

Ticketmaster Entertainment Common Stock and Restricted Stock

The Company’s authorized common stock consists of 300,000,000 shares of common stock, par value $0.01 per share. Subject to prior dividend rights of the holders of any preferred shares, the holders of common stock are entitled to receive dividends, when, and if, declared by the Company’s board of directors out of funds legally available for that purpose. The Company has not paid any dividends on its common stock since its common stock began trading on the Nasdaq Stock Market. The Company’s Board of Directors has no current plans to pay cash dividends. Each share of common stock is entitled to one vote per share on matters submitted to a vote of stockholders. In the event of any liquidation, dissolution, or winding-up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.

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The Company issued 1,000,000 shares of restricted common stock to the Azoff Family Trust on October 29, 2008. The restricted common stock will vest on the five-year anniversary of the grant date, subject to Mr. Azoff’s continued employment with Front Line or Ticketmaster Entertainment, and may vest earlier in certain limited circumstances. The Company recorded $0.4 million and $0.7 million of stock-based compensation expense for the three and six months ended June 30, 2009, respectively, related to the restricted common stock grant. There was no stock-based compensation expense for the three and six months ended June 30, 2008.

Series A Convertible Preferred Stock

The Company’s authorized Preferred Stock consists of 25,000,000 shares of Preferred Stock, par value $0.01 per share, of which 2,100,000 shares have been designated Series A Convertible Preferred Stock, par value $0.01. On October 29, 2008, the Company issued 1,750,000 restricted shares of Series A Convertible Preferred Stock to the Azoff Family Trust. The shares of Preferred Stock are entitled to a 3% annual paid in kind dividend, subject to declaration by the Ticketmaster Entertainment board of directors out of funds legally available therefor. The Preferred Stock, which votes on an as converted basis with Ticketmaster Entertainment common stock, will be mandatorily redeemable by Ticketmaster Entertainment at its liquidation preference on the fifth anniversary of its issuance and is convertible at any time prior to redemption into shares of restricted common stock based on a conversion price of $20 per common share. The Preferred Stock (or the restricted common stock, if converted) will vest on the fifth anniversary of the grant date, subject to Mr. Azoff’s continued employment with Front Line or Ticketmaster Entertainment and may vest earlier in certain limited circumstances. The Company is recognizing compensation expense over the vesting term. At June 30, 2009, the aggregate amount of unpaid dividends on the Preferred Stock was $0.7 million.

Due to the nature of the redemption feature and other provisions, the Company classified the Preferred Stock as temporary equity. The Company obtained an independent valuation of $40.0 million for the fair value of the 1,750,000 shares of Preferred Stock in October 2008 valued using an option pricing model. In connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line, they were accounted for as an exchange of equity instruments in a business combination in accordance with SFAS No. 123R and the Company recorded $8.8 million as temporary equity representing the vested portion of the fair value based on the requisite service period that had passed. This amount was previously expensed by Front Line prior to the acquisition. In accordance with SEC Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stock,” the Company adjusted additional paid-in-capital by $8.8 million to appropriately record the instrument as temporary equity at the time the grant was awarded outside of permanent equity as redemption of this award is outside the control of Ticketmaster Entertainment. The value of the Preferred Stock attributed to the remaining service period of $31.2 million is being expensed ratably over the future service period from October 2008 through October 2013. Ticketmaster Entertainment recorded $1.6 million and $3.1 million of stock-based compensation expense for the three and six months ended June 30, 2009, respectively. There was no stock-based compensation expense for the three and six months ended June 30, 2008.

Redeemable Noncontrolling Interests

In connection with the acquisition of certain subsidiaries, the Company is party to fair value put arrangements with respect to the common securities that represent the remaining noncontrolling interests of the acquired company or a portion thereof. These put arrangements are exercisable at fair value by the counterparty outside of the control of the Company and are classified as temporary equity in accordance with EITF D-98. Accordingly, to the extent the fair value of these redeemable interests exceeds the value determined by normal noncontrolling interests accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to additional paid-in capital. In instances where the put arrangements held by the noncontrolling interests are not currently redeemable, the Company accretes the changes from book value to the redemption fair value over the period from the date of issuance to the earliest redemption date of the individual securities using the interest method.

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The currently redeemable put arrangements held by the noncontrolling interests of certain subsidiaries of the Company had an estimated redemption fair value of $0.8 million and $1.3 million as of June 30, 2009 and December 31, 2008, respectively.

The Company acquired a controlling interest in Front Line on October 29, 2008, increasing the Company’s ownership interest from 39.4% to 82.3%. As of June 30, 2009, 81.17% of the common stock of Front Line held by noncontrolling interests included put arrangements that were not currently redeemable. These shares had an estimated fair value of $51.2 million as of June 30, 2009. The shares held by the minority interests are redeemable at differing dates as specified in the October 29, 2008 transaction. Per the terms of the transaction, 17,279 shares are redeemable on October 29, 2011, 5,271 shares are redeemable on October 29, 2013 and the remaining 174 shares are redeemable on January 24, 2015; these shares had estimated redemption fair values of $38.9 million, $11.9 million and $0.4 million, respectively, as of June 30, 2009. For the three and six months ended June 30, 2009, in accordance with EITF D-98, the Company has accreted $5.6 million and $7.4 million, respectively, of the change from book value to the redemption fair value using the interest method. There was no accretion for the three and six months ended June 30, 2008. The carrying value of these common shares, including the recorded accretion, was $31.5 million and $28.9 million as of June 30, 2009 and December 31, 2008, respectively.

Additionally, the founder of Front Line and the Azoff Family Trust hold options and restricted stock in Front Line that included put arrangements exercisable at the option of the holder on October 29, 2013, subject to vesting. The options and restricted stock had an estimated redemption fair value of $19.3 million as of June 30, 2009. For the three and six months ended June 30, 2009, in accordance with EITF D-98, the Company has accreted $0.3 million and $0.5 million, respectively, of the change from book value to the redemption fair value using the interest method. There was no accretion for the three and six months ended June 30, 2008. The carrying value of the options and restricted stock, including the recorded accretion, was $2.4 million and $0.6 million as of June 30, 2009 and December 31, 2008, respectively.

The common stock of two subsidiaries of Front Line held by noncontrolling interests included put arrangements that were not currently redeemable. One put arrangement, redeemable on August 23, 2012, had an estimated redemption fair value of $3.2 million as of June 30, 2009. The remaining put arrangement, which does not have a determinable redemption date, had an estimated redemption fair value of $7.8 million as of June 30, 2009. As of June 30, 2009 and December 31, 2008, the carrying value for these interests was $11.0 million and $11.7 million, respectively, which approximated or exceeded the estimated redemption fair value.

Noncontrolling Interests

For 18.83% of the common stock of Front Line held by noncontrolling interests and certain non-wholly owned subsidiaries of Front Line, the common securities held by the noncontrolling interests do not include put arrangements exercisable outside of the control of the Company. As such, these noncontrolling interests are recorded in equity, separate from the Company’s own equity in accordance with SFAS No. 160. The carrying value of these noncontrolling interests was $25.0 million and $28.2 million as of June 30, 2009 and December 31, 2008, respectively.

NOTE 12—COMMITMENTS AND CONTINGIENCIES

In the ordinary course of business, Ticketmaster Entertainment is a party to various legal proceedings. Ticketmaster Entertainment establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against Ticketmaster Entertainment, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of Ticketmaster

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Entertainment, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. It is possible that an unfavorable outcome of one or more of these lawsuits could have a material impact on the liquidity, results of operations, or financial condition of Ticketmaster Entertainment. Ticketmaster Entertainment also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 4—Income Taxes for discussion related to income tax contingencies. For a discussion of certain legal proceedings involving the Company, see Part II, Item 1 of this Form 10-Q.

In addition, pursuant to the Agreement and Plan of Merger dated as of February 10, 2009 (the “Merger Agreement”), among the Company, Live Nation, and Merger Sub, if the Merger Agreement is terminated before the Merger is completed, under some circumstances the Company may be obligated to pay to Live Nation a termination fee of $15 million plus Live Nation’s expenses.

NOTE 13—FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurement is based upon models that use primarily market-based or independently-sourced market parameters. If market observable inputs for model-based valuation techniques are not available, the Company will be required to make judgments about assumptions that market participants would use in estimating the fair value of the financial instrument. Fair values of cash and cash equivalents, short-term accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts because of their short-term nature. Marketable securities are recognized in the balance sheets at their fair values based on quoted prices. Long-term debt is carried at cost. However, the Company is required to estimate the fair value of long-term debt under SFAS No. 107, Disclosures about Fair Values of Financial Instruments (“SFAS No. 107”). The fair value of long-term debt is estimated based on market prices or third-party quotes.

The provisions of SFAS No. 157 related to nonfinancial assets and liabilities became effective for the Company on January 1, 2009 in accordance with FSP FAS 157-2, Effective Date of FASB Statement No. 157, and are applied prospectively. The application of SFAS No 157-2 did not have a material impact on the Company’s consolidated financial statements.

SFAS No. 157 establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3).

The Company estimated the fair value of its long-term debt by using market prices or third-party quotes.

The table below summarizes the fair value estimates, at June 30, 2009 (in thousands):

	Carrying Amount	Estimated Fair Value (Level 2)
Long-term debt	$865,000	$792,700

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NOTE 14—RESTRUCTURING CHARGES

During the second quarter of 2008, Ticketmaster Entertainment began a comprehensive review of its worldwide cost structure in light of significant investments that have been made through increased operating and capital expenditures, acquisitions in recent periods, and in advance of the expiration of the various Live Nation ticketing agreements beginning in December 2008. As a result of this review, commencing in the third quarter of 2008, Ticketmaster Entertainment began to effect a series of actions expected to reduce 2009 annual operating expenses by approximately $35 million from reductions in personnel, consolidation of customer contact centers, and the balance from reductions in other operating costs and other discretionary costs. The cost-reduction efforts in the ticketing segment were substantially completed in the second quarter of 2009.

The following table summarizes the restructuring liabilities balance (included as a component of other accrued expenses within the Consolidated Balance Sheets) as of June 30, 2009.

	Balance as of January 1, 2009	Charges to expense	Cash payments	Foreign Exchange Translation	Balance as of June 30, 2009
	(In thousands)
Employee termination costs	$5,687	$127	$(1,671)	$(16)	$4,127

Total	$5,687	$127	$(1,671)	$(16)	$4,127

During the first quarter of 2009, the Company recorded a severance and separation charge of $1.4 million for the resignation of an executive of Ticketmaster Entertainment. As of June 30, 2009, $1.2 million of this liability remains to be paid in bi-weekly installments for the remaining period of twenty-one months through March 2011. The severance charge was included in the general and administrative expense line item in the Consolidated Statements of Operations for the six months ended June 30, 2009.

NOTE 15—INTANGIBLE AMORTIZATION

As a result of a change in business conditions and decreased operating results of certain international operations in the first six months of 2009, the Company evaluated the remaining useful life of certain international ticket agreement intangible assets in accordance with SFAS No. 142. The Company determined that the circumstances warranted a revision to the remaining period of amortization. The Company determined that the intangible assets did not have a useful life beyond the second quarter of 2009, and as such, the Company accelerated the amortization of these assets in order to fully amortize the assets by the end of the second quarter of 2009. The Company recorded additional amortization expense related to the ticketing agreement intangible assets of $5.1 million in the second quarter of 2009, which is reflected in the Ticketing segment of its business.

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ANNEX A

AGREEMENT AND PLAN OF MERGER

among

TICKETMASTER ENTERTAINMENT, INC.,

LIVE NATION, INC.

and

MERGER SUB, as herein defined

Dated as of February 10, 2009

A-i

A-ii

Exhibit A – Form of Bylaws of Live Nation after the Effective Time

List of General Subject Matters under Ticketmaster Disclosure Schedule

Schedule 1.7	Board of Managers of Surviving Company
Schedule 4.2	Ticketmaster Subsidiaries
Schedule 4.3	Capital Structure
Schedule 4.4	Authority; Execution and Delivery; Enforceability
Schedule 4.5	No Conflicts; Consents
Schedule 4.6	SEC Documents; Undisclosed Liabilities
Schedule 4.8	Absence of Certain Changes or Events
Schedule 4.9	Taxes
Schedule 4.10	Benefits Matters; ERISA Compliance
Schedule 4.11	Litigation
Schedule 4.12	Compliance with Applicable Laws
Schedule 4.13	Environmental Matters
Schedule 4.14	Contracts
Schedule 4.15	Properties
Schedule 4.16	Intellectual Property
Schedule 4.17	Labor Matters
Schedule 4.21	Takeover Law
Schedule 5.1(b)	Conduct of Business
Schedule 6.9(d)	Officers
Schedule 6.16	Actions with respect to Series A Preferred Stock
Schedule 6.17	Assumption
Schedule 8.3	Fees and Expenses
Schedule 9.1	Material Adverse Effect

List of General Subject Matters under Live Nation Disclosure Schedule

Schedule 3.2(a)	Live Nation Subsidiaries
Schedule 3.2(b)	Live Nation’s Other Equity Interests
Schedule 3.3(b)	Capital Stock; Stock Arrangements and Obligations
Schedule 3.5(a)	No Conflicts
Schedule 3.6	SEC Documents; Undisclosed Liabilities
Schedule 3.8	Absence of Certain Changes or Events
Schedule 3.10	Benefits Matters; ERISA Compliance
Schedule 3.11	Litigation
Schedule 3.14	Contracts
Schedule 3.15(a)	Properties
Schedule 3.16	Intellectual Property
Schedule 3.17	Labor Matters
Schedule 5.1(a)	Conduct of Business
Schedule 6.9(b)	Directors
Schedule 8.3	Fees and Expenses
Schedule 9.1	Material Adverse Effect

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of February 10, 2009, among Ticketmaster Entertainment, Inc., a Delaware corporation (“Ticketmaster”), Live Nation, Inc., a Delaware corporation (“Live Nation”), and, from and after its accession to this Agreement in accordance with Section 6.14, a Delaware limited liability company (“Merger Sub,” together with Ticketmaster and Live Nation, the “parties”).

WHEREAS, the Board of Directors of each of Ticketmaster and Live Nation has approved this Agreement, determined that the terms of this Agreement are in the best interests of Ticketmaster or Live Nation, as applicable, and their respective stockholders, and declared the advisability of this Agreement;

WHEREAS, the Board of Directors of Ticketmaster has recommended adoption of this Agreement by its stockholders, and the Board of Directors of Live Nation has recommended the approval of the Share Issuance by its stockholders and authorized the formation of Merger Sub, a wholly owned Subsidiary of Live Nation, in accordance with Section 6.14;

WHEREAS, for U.S. federal income tax purposes, it is intended that: the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, Ticketmaster and Live Nation desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1 Formation of Merger Sub, Holdco1 and Holdco2. Prior to the Effective Time, Live Nation shall form Merger Sub, Holdco1 and Holdco2 and cause Merger Sub to accede to this Agreement in accordance with Section 6.14.

1.2 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Ticketmaster shall be merged with and into Merger Sub (the “Merger”). At the Effective Time, the separate corporate existence of Ticketmaster shall cease and Merger Sub shall continue as the surviving entity in the Merger (the “Surviving Company”).

1.3 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California at 10:00 a.m., Los Angeles time, on a date to be specified by Ticketmaster and Live Nation, which shall be no later than the 5th Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Ticketmaster and Live Nation. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.4 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DLLCA. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Ticketmaster and Live Nation shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.5 Effects. The Merger shall have the effects set forth in this Agreement and Section 18-209 of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of Ticketmaster and Merger Sub shall be vested in the Surviving Company, and all debts, liabilities and duties of Ticketmaster and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.6 Certificate of Formation and Limited Liability Company Agreement. At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended such that the name of the Surviving Company shall be “Ticketmaster Entertainment LLC,” and, as so amended, shall be the limited liability company agreement of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended so as to reflect the name of the Surviving Company as provided in the immediately preceding sentence, and, as amended, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

1.7 Managers and Officers of Surviving Company. The directors on the Board of Directors of Ticketmaster (the “Ticketmaster Board”) immediately prior to the Effective Time shall be the members of the Board of Managers of the Surviving Company at the Effective Time. Immediately following the Effective Time, the members of the Board of Managers of the Surviving Company shall nominate or appoint the persons set forth on Ticketmaster Disclosure Schedule 1.7 to serve as members of the Board of Managers of the Surviving Company effective at such time and Ticketmaster and Live Nation shall use their respective reasonable best efforts to cause the directors of the Ticketmaster Board serving immediately prior to the Effective Time to resign from their positions as members of the Board of Managers of the Surviving Company effective immediately following such appointment or election. The officers of Ticketmaster immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

1.8 Alternative Structures. The parties agree to reasonably cooperate in the consideration and implementation of alternative structures to effect the business combination contemplated by this Agreement, including without limitation, by merging Merger Sub with and into Ticketmaster, as long as such alternative structure does not (i) impose any material delay on, or condition to, the consummation of the Merger, (ii) cause any closing condition not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof), or (iii)  adversely affect any of the parties hereto or either Ticketmaster’s or Live Nation’s stockholders.

ARTICLE II

Effect on the Capital Stock and Limited Liability Company Interests of the Constituent Entities;

Exchange of Certificates

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Ticketmaster, Live Nation, Merger Sub or the holder of any shares of Ticketmaster Common Stock or limited liability company interests in Merger Sub:

(a) Limited Liability Company Interests in Merger Sub. All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests in the Surviving Company.

(b) Cancellation of Treasury Stock and Live Nation-Owned Stock. Each share of common stock, par value $0.01, of Ticketmaster (the “Ticketmaster Common Stock”) that is owned by Ticketmaster as treasury stock, if any, and each share of Ticketmaster Common Stock that is owned by Live Nation or Merger Sub, if any, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Ticketmaster Common Stock. Subject to Section 2.2, each share of Ticketmaster Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive 1.384 fully paid and nonassessable shares (the “Exchange Ratio”), subject to adjustment pursuant to Section 2.1(d), of Live Nation Common Stock (the “Merger Consideration”); provided, however, that any shares of Ticketmaster Restricted Stock that are converted into the right to receive Live Nation Common Stock in accordance with this Section 2.1(c) shall be converted into the right to receive shares of Live Nation Common Stock that are subject to the same performance and/or continued service requirements applicable immediately prior to the Effective Time to the underlying shares of Ticketmaster Restricted Stock (if any). All such shares of Ticketmaster Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares of Ticketmaster Common Stock in book-entry form) that immediately prior to the Effective Time represented any such shares of Ticketmaster Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of the common stock, par value $0.01 per share, of Live Nation (the “Live Nation Common Stock”), to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate (or shares of Ticketmaster Common Stock held in book-entry form) in accordance with Section 2.2, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Live Nation Common Stock or Ticketmaster Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Live Nation Common Stock or Ticketmaster Common Stock, as the case may be, will be appropriately adjusted to provide to Live Nation and the holders of Ticketmaster Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) Adjustment to Exchange Ratio. Notwithstanding anything to the contrary set forth in this Agreement, (i) the Exchange Ratio shall be automatically increased or decreased to the extent necessary (which adjusted Exchange Ratio shall be expressed to the thousandth of a share) in order that the aggregate number of whole shares of Live Nation Common Stock that the holders of securities representing 100% of the voting power of the Equity Interests of Ticketmaster issued and outstanding immediately prior to the Effective Time are entitled to receive in the Merger pursuant to Section 2.1(c) represents 50.01% of the voting power of the Equity Interests of Live Nation issued and outstanding immediately following the Effective Time and (ii) the Exchange Ratio, as so increased or decreased pursuant to this Section 2.1(d), shall thereafter constitute the “Exchange Ratio” for purposes of determining the Merger Consideration to be issued to the holders of Ticketmaster Common Stock.

2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Live Nation shall appoint the transfer agent for the Live Nation Common Stock, or a bank or trust company mutually acceptable to Live Nation and Ticketmaster to act as exchange agent (the “Exchange Agent”), pursuant to an agreement in form and substance reasonably acceptable to Live Nation and Ticketmaster, for the issuance of the Merger Consideration. At or prior to the Effective Time, Live Nation shall deposit with the Exchange Agent, for the benefit of the holders of Certificates (or evidence of shares of Ticketmaster Common Stock in book-entry form), for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Live Nation Common Stock to be issued as Merger Consideration and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.2(f). All such Live Nation Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.”

(b) Letter of Transmittal. As promptly as practicable after the Effective Time, but in no event later than five Business Days after the final determination of the Exchange Ratio pursuant to Section 2.1(d), Live Nation shall cause the Exchange Agent to mail to each holder of record of Ticketmaster Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares of Ticketmaster Common Stock held in book-entry form) as Live Nation may specify subject to Ticketmaster’s reasonable approval), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of a Certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Ticketmaster Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Ticketmaster Common Stock have been converted pursuant to Section 2.1 and (B) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.2(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.2(d). In the event of a transfer of ownership of Ticketmaster Common Stock which is not registered in the transfer records of Ticketmaster, a certificate representing the proper number of shares of Live Nation Common Stock pursuant to Section 2.1 and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.2(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.2(d) may be issued to a transferee if the Certificate representing such Ticketmaster Common Stock (or, if such Ticketmaster Common Stock is held in book-entry form, proper evidence of such transfer), as the case may be, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2(c), each share of Ticketmaster Common Stock and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Ticketmaster Common Stock were entitled to receive in respect of such shares pursuant to Section 2.1 (and cash in lieu of fractional shares pursuant to Section 2.2(f)) and any dividends or other distributions pursuant to Section 2.2(d). No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate (or shares of Ticketmaster Common Stock held in book-entry form).

(d) Treatment of Unexchanged Certificates and Shares. No dividends or other distributions declared or made with respect to Live Nation Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Ticketmaster Common Stock held in book-entry form) with respect to the shares of Live Nation Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(f), until the surrender of such Certificate (or shares of Ticketmaster Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Ticketmaster Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of Live Nation Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Live Nation Common Stock to which such holder is entitled pursuant to Section 2.2(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Live Nation Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Live Nation Common Stock. At the Effective Time, Live Nation agrees that all holders of Ticketmaster Common Stock immediately prior to the Effective Time shall automatically become and be treated for all purposes as holders of Live Nation Common Stock with respect to the shares of Live Nation Common Stock to be issued as Merger Consideration under this Agreement.

(e) No Further Ownership Rights in Ticketmaster Common Stock. The shares of Live Nation Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Ticketmaster Common Stock (including any cash paid pursuant to Section 2.2(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Ticketmaster Common Stock. If, after the Effective Time, any Certificates formerly representing shares of Ticketmaster Common Stock (or shares of Ticketmaster Common Stock held in book-entry form) are presented to Live Nation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates representing fractional shares of Live Nation Common Stock shall be issued upon the conversion of Ticketmaster Common Stock pursuant to Section 2.1. Notwithstanding any other provision of this Agreement, each holder of shares of Ticketmaster Common Stock that are converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Live Nation Common Stock (after taking into account all shares of Ticketmaster Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Live Nation Common Stock on the New York Stock Exchange (the “NYSE”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Live Nation and Ticketmaster) on the last complete trading day prior to the date of the Effective Time (the “Live Nation Closing Price”). The parties acknowledge that payment of cash in lieu of issuing fractional shares is solely for the purpose of avoiding the expense and inconvenience to Live Nation of issuing fractional shares and does not represent separately bargained-for consideration.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Ticketmaster Common Stock for 12 months after the Effective Time shall be delivered to Live Nation, upon demand, and any holder of Ticketmaster Common Stock who has not theretofore complied with this Article II shall thereafter look only to Live Nation for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon, and Live Nation shall remain liable for the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II.

(h) No Liability. None of Ticketmaster, Live Nation, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains unclaimed by the holders of Certificates (or evidence of shares of Ticketmaster Common Stock in book-entry form) for five years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Live Nation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Live Nation. Any interest and other income resulting from such investments shall be paid to Live Nation. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Live Nation shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(j) Withholding Rights. Each of the Surviving Company, Live Nation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Ticketmaster Common Stock pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the applicable taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Ticketmaster Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Live Nation, the posting by such Person of a bond, in such reasonable and customary amount as Live Nation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

2.3 Stock Plans; Benefit Plans.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i) each Ticketmaster Stock Option outstanding immediately prior to the Effective Time shall be converted into an option (a “Converted Live Nation Option”) to acquire, on the same terms and conditions as were applicable under such Ticketmaster Stock Option immediately prior to the Effective Time, the number of shares of Live Nation Common Stock determined by multiplying the number of shares of Ticketmaster Common Stock subject to such Ticketmaster Stock Option immediately prior to the Effective Time by the Exchange Ratio, and rounding down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such Ticketmaster Stock Option by the Exchange Ratio, and rounding up to the nearest whole cent; provided, however, that each Ticketmaster Stock Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code and (B) shall be adjusted in a manner which complies with Section 409A of the Code and that causes the resulting Converted Live Nation Options not to constitute the grant of a new option or a change in the form of payment of an option, as provided under Treasury Regulation section 1.409A-1(b)(5)(v)(D);

(ii) each award of Ticketmaster Restricted Stock Units outstanding immediately prior to the Effective Time shall be converted, on the same terms and conditions applicable to such Ticketmaster Restricted Stock Units immediately prior to the Effective Time, into a number of restricted stock units corresponding to shares of Live Nation Common Stock (“Converted Live Nation Restricted Stock Units”) determined by multiplying the number of shares of Ticketmaster Common Stock subject to such award immediately prior to the Effective Time by the Exchange Ratio and rounding up or down to the nearest whole share;

(iii) each award of Ticketmaster Restricted Stock outstanding immediately prior to the Effective Time shall be converted, on the same terms and conditions applicable to such Ticketmaster Restricted Stock immediately prior to the Effective Time, into the number of shares of Live Nation Restricted Stock (“Converted Live Nation Restricted Stock”) determined by multiplying the number of shares of Ticketmaster Restricted Stock subject to such award immediately prior to the Effective Time by the Exchange Ratio and rounding up or down to the nearest whole share; and

(iv) each Ticketmaster Director Share Unit “account” (as defined under the Ticketmaster Deferred Compensation Plan for Non-Employee Directors) shall be converted, on the same terms and conditions applicable to such Ticketmaster Director Share Unit account immediately prior to the Effective Time, into an account of director share units corresponding to a number of shares of Live Nation Common Stock (“Converted Live Nation Director Share Units”) determined by multiplying the number of Ticketmaster Director Share Units held in such account immediately prior to the Effective Time by the Exchange Ratio and rounding up or down to the nearest whole share.

Prior to the Effective Time, the Ticketmaster Board (or, if appropriate, any committee thereof) shall adopt such resolutions and take such other actions as are necessary, including without limitation providing any required notices and obtaining any required consents (if any), to effectuate the provisions of this Section 2.3(a).

(b) At the Effective Time, Live Nation shall assume all the obligations of Ticketmaster under the Ticketmaster Stock Plans, each outstanding Converted Live Nation Equity Award and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under each Ticketmaster Stock Plan shall be adjusted to reflect shares of Live Nation Common Stock in accordance with the provisions of the applicable Ticketmaster Stock Plan. As soon as practicable after the Effective Time, Live Nation shall deliver to the holders of Converted Live Nation Equity Awards appropriate notices setting forth such holders’ rights, and the original agreements evidencing the grants of such Converted Live Nation Equity Awards shall continue in effect on the same terms and conditions as those in effect prior to the Effective Time (subject to the adjustments required by this Section 2.3 after giving effect to the Merger).

(c) Live Nation shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Live Nation Common Stock for delivery upon exercise or settlement of the Converted Live Nation Equity Awards in accordance with this Section 2.3. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Live Nation Common Stock to be registered and issuable under Converted Live Nation Equity Awards, Live Nation shall file a post-effective amendment to the Form S-4 or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Live Nation Common Stock subject to Converted Live Nation Equity Awards and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Live Nation Equity Awards remain outstanding.

ARTICLE III

Representations and Warranties of Live Nation

Live Nation represents and warrants to Ticketmaster that the statements contained in this Article III are true and correct except as set forth (i) in any reports, schedules, forms, statements and other documents that Live Nation has filed with or furnished to the SEC after January 1, 2008 and prior to the date of this Agreement (the “Live Nation SEC Documents”), and which are publicly available (excluding any disclosures set forth in any risk factor section thereof or in any section relating to forward-looking statements, or any exhibits), or (ii) in the disclosure schedules delivered by Live Nation to Ticketmaster at or before the execution and delivery by Live Nation of this Agreement (the “Live Nation Disclosure Schedules”).

3.1 Organization, Standing and Power. Each of Live Nation and each Live Nation Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Live Nation Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Each of Live Nation and the Live Nation Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Live Nation Permits”), except where the failure to have such power or authority or to possess Live Nation Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Each of Live Nation and the Live Nation Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Live Nation has delivered or made available to Ticketmaster, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of Live Nation in effect as of the date of this Agreement (the “Live Nation Certificate”), the amended and restated certificate of incorporation of Live Nation Holdco #2, Inc. and the amended and restated bylaws of Live Nation, as amended, in effect as of the date of this Agreement (the “Live Nation Bylaws”).

3.2 Live Nation Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Live Nation Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Live Nation, by another Live Nation Subsidiary or by Live Nation and another Live Nation Subsidiary, free and clear of all material pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), other than Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Live Nation Disclosure Schedule 3.2 sets forth, as of the date of this Agreement, a true and complete list of the Live Nation Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Live Nation Subsidiaries, neither Live Nation nor any Live Nation Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

3.3 Capital Structure.

(a) The authorized capital stock of Live Nation consists of 450,000,000 shares of Live Nation Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Live Nation Preferred Stock” and, together with the Live Nation Common Stock, the “Live Nation Capital Stock”), of which 20,000,000 shares have been designated as Series A Junior Participating Preferred Stock. At the close of business on February 6, 2009, (i) 79,284,305 shares of Live Nation Common Stock were issued and outstanding, of which 994,376 were Live Nation Restricted Stock, (ii) no shares of Live Nation Preferred Stock were issued and outstanding, (iii) 238,795 shares of Live Nation Common Stock were held by Live Nation in its treasury, (iv) 9,000,000 shares of Live Nation Common Stock were reserved and available for issuance pursuant to the Live Nation Stock Plan, of which 4,805,450 shares were issuable upon exercise of outstanding Live Nation Stock Options, (v) 500,000 shares of Live Nation Common Stock were issuable upon the exercise of outstanding warrants to purchase Live Nation Common Stock and (vi) 8,104,690 shares of Live Nation Common Stock were reserved for issuance upon conversion of the 2.875% Convertible Senior Notes due 2027. Except as set forth in this Section 3.3(a) or as contemplated by the Live Nation Rights Agreement, at the close of business on February 6, 2009, no other shares of capital stock or voting securities of, or other equity interests in, Live Nation were issued, reserved for issuance or outstanding. From the close of business on February 6, 2009 to the date of this Agreement, there have been no issuances by Live Nation of shares of capital stock or voting securities of, or other equity interests in, Live Nation other than the issuance of Live Nation Common Stock (and associated Live Nation Rights) upon the exercise of Live Nation Stock Options outstanding at the close of business on February 6, 2009.

(b) All outstanding shares of Live Nation Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Live Nation Stock Options or pursuant to the Live Nation Stock Plan will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Live Nation Certificate, the Live Nation Bylaws or any Contract to which Live Nation or any Live Nation Subsidiary is a party or otherwise bound. The shares of Live Nation Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Live Nation Certificate, the Live Nation Bylaws or any Contract to which Live Nation or any Live Nation Subsidiary is a party or otherwise bound. Except (x) as set forth above in this Section 3.3, (y) as contemplated by the Live Nation

Rights Agreement or (z) pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Live Nation or any Live Nation Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of Live Nation or any Live Nation Subsidiary or any securities of Live Nation or any Live Nation Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Live Nation or any Live Nation Subsidiary, (ii) any warrants, calls, options or other rights to acquire from Live Nation or any Live Nation Subsidiary, or any other obligation of Live Nation or any Live Nation Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Live Nation or any Live Nation Subsidiary, or (iii) any rights issued by or other obligations of Live Nation or any Live Nation Subsidiary that are linked in any way to the price of any class of Live Nation Capital Stock or any shares of capital stock of any Live Nation Subsidiary, the value of Live Nation, any Live Nation Subsidiary or any part of Live Nation or any Live Nation Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Live Nation or any Live Nation Subsidiary. Except for acquisitions, or deemed acquisitions, of Live Nation Common Stock or other equity securities of Live Nation in connection with (A) the payment of the exercise price of Live Nation Stock Options with Live Nation Common Stock (including but not limited to in connection with “net exercises”), (B) required Tax withholding in connection with the exercise of Live Nation Stock Options and the vesting of Live Nation Restricted Stock and (C) forfeitures of Live Nation Stock Options and Live Nation Restricted Stock, there are not any outstanding obligations of Live Nation or any of the Live Nation Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Live Nation or any Live Nation Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Live Nation having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Live Nation may vote (“Live Nation Voting Debt”). Neither Live Nation nor any of the Live Nation Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Live Nation. Except for this Agreement, neither Live Nation nor any of the Live Nation Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Live Nation or any of the Live Nation Subsidiaries.

(c) With respect to Live Nation Stock Options, (i) each grant of a Live Nation Stock Option was duly authorized no later than the date on which the grant of such stock option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Live Nation Board (or a duly constituted and authorized committee thereof), and (ii) the per share exercise price of each Live Nation Stock Option was at least equal to the fair market value of a share of Live Nation Common Stock on the applicable Grant Date. Live Nation has previously provided to Ticketmaster a table that is accurate and complete in all material respects as of September 30, 2008 setting forth (as applicable) with respect to each Live Nation Stock Option, the grantee, grant date, exercise price, option type, vesting schedule, any vesting acceleration provisions and expiration date.

3.4 Authority; Execution and Delivery; Enforceability. Live Nation has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the transactions contemplated by this Agreement, subject, in the case of the Share Issuance, to the receipt of the Live Nation Stockholder Approval. The Board of Directors of Live Nation (the “Live Nation Board”) has adopted resolutions, by unanimous vote of all directors present at a meeting duly called at which a quorum of directors of Live Nation was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of Live Nation and its stockholders, (iii) declaring this Agreement and the transactions contemplated by this Agreement advisable and (iv) recommending that Live Nation’s stockholders vote in favor of approval of the issuance of Live Nation Common Stock constituting the Merger Consideration (the “Share Issuance”) and directing that the Share Issuance be submitted to Live Nation’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Live Nation Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the approval of the Share Issuance by the affirmative vote of the holders of a majority of the voting power of the shares of Live Nation Common Stock represented in person or by proxy at the Live Nation Stockholders Meeting, as required by Section 312.03(c) of the NYSE Listed Company Manual (the “Live Nation Stockholder Approval”), no other corporate proceedings on the part of Live Nation are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. Live Nation has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Ticketmaster, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

3.5 No Conflicts; Consents.

(a) The execution and delivery by Live Nation of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a requirement to obtain any Consent or a right of payment, termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Live Nation or any Live Nation Subsidiary under, any provision of (i) the Live Nation Certificate, the Live Nation Bylaws or the comparable charter or organizational documents of any Live Nation Subsidiary (assuming that the Live Nation Stockholder Approval is obtained), (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which Live Nation or any Live Nation Subsidiary is a party or by which any of their respective properties or assets is bound or any Live Nation Permit or (iii) subject to the filings and other matters referred to in Section 3.5(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to Live Nation or any Live Nation Subsidiary or their respective properties or assets (assuming that the Live Nation Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect or prevent or materially delay the consummation of the Merger.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Live Nation or any Live Nation Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i)(A) the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), if earlier, of the registration statement on Form S-4 in connection with the issuance by Live Nation of the Merger Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such other compliance, Consents, registrations, declarations, notices or filings as are required to be observed, made or obtained under any foreign antitrust, competition, investment, trade regulation or similar Laws, including merger control clearance in the UK or Competition Commission under the Enterprise Act 2002, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Live Nation and Ticketmaster are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or

“blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, any Governmental Entities (other than with respect to securities, antitrust, competition, investment, trade regulation or similar Laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect to mergers or business combinations of telecommunications companies generally, (vi) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Merger Consideration and (vii) such other Consents that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect or prevent or materially delay the consummation of the Merger.

3.6 SEC Documents; Undisclosed Liabilities.

(a) The Live Nation SEC Documents include all reports, schedules, forms, statements, registration statements, prospectuses, proxy statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Live Nation with the SEC since January 1, 2008, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”).

(b) Each Live Nation SEC Document (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Live Nation SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Live Nation included in the Live Nation SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Live Nation and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). Live Nation is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c) Except (i) as reflected or reserved against in Live Nation’s consolidated audited balance sheet as of December 31, 2007 (or the notes thereto) as included in the Live Nation SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007 or in connection with or contemplated by this Agreement or (iii) for liabilities and obligations that, individually or in the aggregate, have not had or would not reasonably be expected to have a Live Nation Material Adverse Effect, neither Live Nation nor any Live Nation Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

(d) Each of the chief executive officer of Live Nation and the chief financial officer of Live Nation (or each former chief executive officer of Live Nation and each former chief financial officer of Live Nation, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Live Nation SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of SOX, none of Live Nation or any of the Live Nation Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Live Nation maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Live Nation’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Live Nation’s receipts and expenditures are being made only in accordance with authorizations of Live Nation’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Live Nation’s assets that could have a material effect on Live Nation’s financial statements.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Live Nation are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Live Nation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Live Nation, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Live Nation to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither Live Nation nor any of the Live Nation Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Live Nation and any of the Live Nation Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Live Nation or any of the Live Nation Subsidiaries in Live Nation’s or such Live Nation Subsidiary’s published financial statements or other Live Nation SEC Documents.

(h) Since January 1, 2008, none of Live Nation, Live Nation’s independent accountants, the Live Nation Board or the audit committee of the Live Nation Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Live Nation, (ii) “material weakness” in the internal controls over financial reporting of Live Nation or (iii) fraud, whether or not material, that involves management or other employees of Live Nation who have a significant role in the internal controls over financial reporting of Live Nation. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(i) None of the Live Nation Subsidiaries is, or has at any time since January 1, 2007 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(j) Since January 1, 2008, no attorney representing Live Nation or any of the Live Nation Subsidiaries, whether or not employed by Live Nation or any Live Nation Subsidiary, has reported to the chief legal counsel or chief executive officer of Live Nation evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Live Nation or any of its officers, directors, employees or agents pursuant to Section 307 of SOX.

(k) Since January 1, 2008, to the Knowledge of Live Nation, no employee of Live Nation or any of the Live Nation Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX by Live Nation or any of the Live Nation Subsidiaries.

(l) To the Knowledge of Live Nation, none of the Live Nation SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. Live Nation has made available to Ticketmaster true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2008 through the date of this Agreement relating to the Live Nation SEC Documents and all written responses of Live Nation thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Live Nation SEC Documents other than confidential treatment requests. To the Knowledge of Live Nation, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Live Nation.

3.7 Information Supplied. None of the information supplied or to be supplied by Live Nation for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Live Nation’s and Ticketmaster’s stockholders or at the time of each of the Live Nation Stockholders Meeting and the Ticketmaster Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Live Nation with respect to statements made or incorporated by reference therein based on information supplied by Ticketmaster for inclusion or incorporation by reference therein. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Live Nation with respect to statements made or incorporated by reference therein based on information supplied by Ticketmaster for inclusion or incorporation by reference therein.

3.8 Absence of Certain Changes or Events. Since January 1, 2008 through the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Live Nation Material Adverse Effect and each of Live Nation and the Live Nation Subsidiaries has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Live Nation or any Live Nation Subsidiary other than pursuant to Live Nation’s existing revolving credit facility under the Live Nation Credit Facility in the ordinary course of business consistent with past practices;

(b) any sale, lease (as lessor), license, mortgage, sale and leaseback or encumbrance or Lien (other than Permitted Liens), or other disposition of material properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice); or

(c) any material change in financial accounting methods, by Live Nation or any Live Nation Subsidiary, except insofar as may have been required by a change in GAAP.

3.9 Taxes.

(a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect: (i) each of Live Nation and the Live Nation Subsidiaries has timely filed, taking into account any extensions validly obtained, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (ii) each of Live Nation and the Live Nation Subsidiaries has paid all Taxes required to have been paid (including amounts that Live Nation or any of the Live Nation Subsidiaries is required to withhold from amounts owing to any employee, creditor, shareholder or other third party), except, in each case, with respect to matters contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP; (iii) all deficiencies asserted or assessed by a taxing authority against Live Nation or any Live Nation Subsidiary have been paid in full or are adequately reserved, in accordance with GAAP; (iv) as of the date hereof, there are not pending or threatened in writing any audits, examinations, investigations or other proceedings with respect to Taxes and no currently effective waivers (or requests for waivers) of the time to assess any Taxes; and (v) there are no Liens on any of the assets of Live Nation or any of the Live Nation Subsidiaries other than Liens for Taxes not yet due and payable.

(b) Neither Live Nation nor any Live Nation Subsidiary (i) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement other than the Tax Matters Agreement (the “Live Nation Tax Matters Agreement”) by and among Clear Channel Communications Inc. (“Live Nation Former Parent”), CCE Spinco, Inc. and CCE Holdco #2, Inc., dated as of December 21, 2005 or (ii) has any liability for Taxes of any Person (other than (A) Live Nation and the Live Nation Subsidiaries and (B) for Tax years during which Live Nation was a member of such group, the consolidated group whose common parent was Live Nation Former Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Law) as a transferee or successor, by contract or otherwise.

(c) There was no agreement, understanding, arrangement or substantial negotiations (within the meaning of Treasury Regulation Section 1.355-7) between Ticketmaster or any of its officers, directors, agents, or controlling stockholders, on the one hand, and Live Nation or any of its officers, directors, agents, or controlling stockholders, on the other hand, regarding the Merger or any similar acquisition (within the meaning of Treasury Regulation Section 1.355-7) at any time during the two-year period ending on August 20, 2008.

(d) Since the date of the distribution by Live Nation Former Parent of all the stock of Live Nation to the shareholders of Live Nation Former Parent, neither Live Nation nor any Live Nation Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code. To the knowledge of Live Nation, the distribution by Live Nation Former Parent of all the stock of Live Nation qualified as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code. Neither Live Nation, any Live Nation Subsidiary, nor any other person has taken or failed to take any action, which action or failure to act would reasonably be expected to cause (A) such distribution not to qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code, (B) any stock or securities of Live Nation not to be treated as “qualified property” for purposes of Section 361(c)(2) of the Code, or (C) Live Nation or any of the Live Nation Subsidiaries to be liable for Additional Taxes or Distribution Taxes (as such terms are defined in the Live Nation Tax Matters Agreement). There are not pending or threatened in writing any material claims against Live Nation or any Live Nation Subsidiary under the Live Nation Tax Matters Agreement and Live Nation is not aware of the existence of any facts or circumstances, including any breach by Live Nation or any Live Nation Subsidiary of any representations, covenants or agreements, that could give rise to a material claim for indemnification against Live Nation or any Live Nation Subsidiary under the Live Nation Tax Matters Agreement. Neither Live Nation nor any of the Live Nation Subsidiaries will be required to acquire or offer to acquire any shares of Series A Preferred Stock or Series B Preferred Stock (as such terms are defined in the Live Nation Tax Matters Agreement) as a result of the transactions contemplated by the Agreement.

(e) Neither Live Nation nor any Live Nation Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f) Neither Live Nation nor any Live Nation Subsidiary has taken or agreed to take any action or knows of any fact or circumstance that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.10 Benefits Matters; ERISA Compliance.

(a) Live Nation Disclosure Schedule 3.10 sets forth, as of the date of this Agreement, a complete and correct list identifying any Live Nation Benefit Plan. Live Nation has delivered or made available to Ticketmaster true and complete copies of (i) all material Live Nation Benefit Plans (and amendments thereto) or, in the case of any unwritten material Live Nation Benefit Plan, a written description thereof, (ii) the most recent annual report on Form 5500 filed with the U.S. Department of Labor with respect to each material Live Nation Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Live Nation Benefit Plan for which such summary plan description is required, (iv) each trust agreement, group annuity contract or other funding vehicle relating to any material Live Nation Benefit Plan and (v) the most recent financial statements and actuarial reports for each Live Nation Benefit Plan (if any). For purposes of this Agreement, “Live Nation Benefit Plans” means, collectively, but excluding any Live Nation Foreign Benefit Plan, (A) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings, in each case that are sponsored, maintained or contributed to by Live Nation or any Live Nation Subsidiary, providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of Live Nation or any Live Nation Subsidiary or any spouse or dependent of any of the foregoing and (B) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including collective bargaining agreements) between Live Nation or any Live Nation Subsidiary on the one hand and any current or former directors, officers, employees or consultants of Live Nation or any Live Nation Subsidiary on the other hand.

(b) All Live Nation Benefit Plans which are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of, have timely applied for, have not yet become eligible to apply for, or are entitled to rely on (as applicable) determination or opinion letters from the Internal Revenue Service (the “IRS”) to the effect that such Live Nation Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination or opinion letter has been revoked nor, to the Knowledge of Live Nation, has revocation been threatened, nor has any such Live Nation Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or reliance on an opinion letter or materially increase its costs.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect: (i) no Live Nation Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code, and neither Live Nation nor any ERISA Affiliate of Live Nation has, during the past six years, sponsored, maintained, participated in, contributed to, or had any obligation to participate in or contribute to any plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code, (ii) none of Live Nation, any Live Nation Subsidiary, any officer of Live Nation or any Live Nation Subsidiary or any of the Live Nation Benefit Plans which are subject to ERISA, any trust created thereunder or, to the Knowledge of Live Nation, any fiduciary or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Live Nation, any Live Nation Subsidiary or any officer of Live Nation or any Live Nation Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iii) no Live Nation Benefit Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) or trusts associated therewith have been terminated during the past six years, nor is there any intention or expectation to terminate any such Live Nation Benefit Plans or trusts, (iv) no Live Nation Benefit Plans or trusts are the subject of any proceeding by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of any Live Nation Benefit Plan or trust, and (v) neither Live Nation nor any ERISA Affiliate of Live Nation has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA), whether actual or contingent, with respect to, any Multiemployer Plan, any “multiple employer plan” (within the meaning of Section 413(c) of the Code) or any multi-employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) With respect to each Live Nation Benefit Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), such Live Nation Benefit Plan (including any Live Nation Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of Live Nation or the Live Nation Subsidiaries or terminated, in each case, without material liability to Live Nation and the Live Nation Subsidiaries on or at any time after the Effective Time.

(e) No Live Nation Benefit Plan provides health, medical or other welfare benefits or insurance after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, (i) each Live Nation Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Live Nation Benefit Plan and (ii) Live Nation and each of the Live Nation Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Live Nation Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, there are no pending or, to the Knowledge of Live Nation, threatened claims by or on behalf of any participant in any of the Live Nation Benefit Plans, or otherwise involving any such Live Nation Benefit Plan or the assets of any Live Nation Benefit Plan, other than routine claims for benefits.

(h) Except as set forth on Live Nation Disclosure Schedule 3.10, none of the execution and delivery of this Agreement, the obtaining of the Live Nation Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of Live Nation or any of the Live Nation Subsidiaries to any compensation or benefit (other than severance or termination benefits that would become payable without regard to, and would not be enhanced by, the foregoing events), (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Live Nation Benefit Plan (other than severance or termination benefits that would become payable without regard to, and would not be enhanced by, the foregoing events), (C) result in any breach or violation of, default under or limit Live Nation’s right to amend, modify or terminate any Live Nation Benefit Plan, or (D) result in the receipt of any amount (whether in cash, property, the vesting of property or otherwise) by any stockholder, employee, officer, director or other service provider of Live Nation or any Live Nation Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation section 1.280G-1), in any case, that could reasonably be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would result in any imposition of any excise tax under Section 4999 of the Code.

(i) No disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Live Nation or any Live Nation Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, individually or in the aggregate, has had or would reasonably be expected to have a Live Nation Material Adverse Effect.

(j) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, each Live Nation Benefit Plan that provides for “nonqualified deferred compensation” within the meaning of Section 409A(d)(1) of the Code, and any award thereunder, in each case that is subject to Section 409A of the Code, (i) has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of Section 409A of the Code and the final Treasury Regulations issued thereunder and all subsequent IRS Notices and other interim guidance on Section 409A of the Code and (ii) has been maintained in compliance with Section 409A of the Code and the final Treasury Regulations issued thereunder and all subsequent IRS Notices and other interim guidance on Section 409A of the Code since January 1, 2009.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, all contributions required to be made by Live Nation or any Live Nation Subsidiary to any Live Nation Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable by Live Nation or any Live Nation Subsidiary with respect to insurance policies funding any Live Nation Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Live Nation SEC Documents. Each Live Nation Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(l) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, all Live Nation Foreign Benefit Plans (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are required to be funded and/or book-reserved, are funded and/or book reserved to the extent required by applicable law, as appropriate, based upon reasonable actuarial assumptions. “Live Nation Foreign Benefit Plans” means each plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as a Live Nation Benefit Plan had it been a United States plan, program or contract.

(m) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, Live Nation and its Subsidiaries have (i) properly classified all service providers as employees or independent contractors and have timely withheld, collected, reported, deposited and paid all Taxes required to have been withheld, collected, deposited or paid, as applicable, and (ii) complied with the applicable requirements of Section 4980B of the Code and any similar state law and the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

3.11 Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Live Nation, threatened against Live Nation or any Live Nation Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Live Nation Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Live Nation, investigation by any Governmental Entity involving Live Nation or any Live Nation Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Live Nation Material Adverse Effect.

3.12 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, Live Nation and the Live Nation Subsidiaries are in compliance with all applicable Laws and Live Nation Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. To the Knowledge of Live Nation, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that Live Nation or a Live Nation Subsidiary is not in compliance with any applicable Law or Live Nation Permit or which challenges or questions the validity of any rights of the holder of any Live Nation Permit. This section does not relate to Tax matters, employee benefits matters, environmental matters or Intellectual Property Rights matters, which are the subjects of Sections 3.9, 3.10, 3.13 and 3.16, respectively.

3.13 Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect:

(a) Live Nation and the Live Nation Subsidiaries are now, and have always been, in compliance with all Environmental Laws, and neither Live Nation nor any Live Nation Subsidiary has received any written communication from a Person that alleges that Live Nation or any Live Nation Subsidiary is in violation of, or has liability or obligations under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) Live Nation and the Live Nation Subsidiaries have obtained and are in compliance with all Permits issued pursuant to any Environmental Law applicable to Live Nation, the Live Nation Subsidiaries and the Live Nation Real Properties and all such Permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(c) there are no Environmental Claims pending or, to the Knowledge of Live Nation, threatened against Live Nation or any of the Live Nation Subsidiaries, nor is Live Nation or any of the Live Nation Subsidiaries aware of any basis for such Environmental Claim;

(d) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against Live Nation or any of the Live Nation Subsidiaries or against any Person whose liabilities for such Environmental Claims Live Nation or any of the Live Nation Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(e) neither Live Nation nor any of the Live Nation Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Live Nation or any of the Live Nation Subsidiaries.

3.14 Contracts.

(a) Live Nation Disclosure Schedule 3.14 sets forth, as of the date of this Agreement, a true and complete list, and Live Nation has made available to Ticketmaster or its Representatives true and complete copies (including all material amendments, modifications, extensions, renewals, schedules, exhibits or ancillary agreements with respect thereto), of:

(i) each Contract required to be filed by Live Nation as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Live Nation Contract”);

(ii) each venue management agreement, Contract, understanding, or undertaking to which Live Nation or any of the Live Nation Subsidiaries is a party, in each case involving expected annual revenues attributable to management fees in excess of $5,000,000;

(iii) each sponsorship agreement, Contract, understanding, or undertaking to which Live Nation or any of the Live Nation Subsidiaries is a party involving expected annual revenues in excess of $5,000,000;

(iv) each “all-rights” artist agreement, Contract, understanding, or undertaking to which Live Nation or any of the Live Nation Subsidiaries is a party;

(v) each ticketing agreement, Contract, understanding, or undertaking to which Live Nation or any of the Live Nation Subsidiaries is a party involving expected annual revenues in excess of $5,000,000;

(vi) each agreement, Contract, understanding, or undertaking to which Live Nation or any of the Live Nation Subsidiaries is a party that restricts in any material respect the ability of Live Nation or its Affiliates to compete in any business or with any Person in any geographical area;

(vii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of Live Nation or any of the Live Nation Subsidiaries in excess of $5,000,000 is outstanding or may be incurred, other than any such agreement between or among Live Nation and the wholly owned Live Nation Subsidiaries;

(viii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which Live Nation or any of the Live Nation Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Live Nation Subsidiaries, in each case, either (A) involving invested assets of Live Nation or any of the Live Nation Subsidiaries in excess of $5,000,000 as valued as of December 31, 2008 or (B) entered into between December 31, 2008 and the date hereof; and

(ix) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by Live Nation or any of the Live Nation Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business.

Each agreement, understanding or undertaking of the type described in this Section 3.14(a) and each Filed Live Nation Contract is referred to herein as a “Live Nation Material Contract.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, (i) each Live Nation Material Contract (including, for purposes of this Section 3.14(b), any Contract entered into after the date of this Agreement that would have been a Live Nation Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Live Nation or one of the Live Nation Subsidiaries, as the case may be, and, to the Knowledge of Live Nation, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Live Nation Material Contract is in full force and effect, (iii) none of Live Nation or any of the Live Nation Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Live Nation Material Contract and, to the Knowledge of Live Nation, no other party to any such Live Nation Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iv) to the Knowledge of Live Nation, each other party to a Live Nation Material Contract has performed all material obligations required to be performed by it under such Live Nation Material Contract and (v) no party to any Live Nation Material Contract has given Live Nation or any of the Live Nation Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Live Nation Material Contract and neither Live Nation nor any of the Live Nation Subsidiaries, nor, to the Knowledge of Live Nation, any other party to any Live Nation Material Contract, has repudiated in writing any material provision thereof.

3.15 Properties.

(a) Live Nation and each Live Nation Subsidiary has good and valid fee simple title to, or good and valid leasehold interests in, all their respective real properties and assets (the “Live Nation Real Properties”) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. The Live Nation Real Properties are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of Live Nation and the Live Nation Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. All of the Live Nation Real Properties are free and clear of all Liens, except for Permitted Liens and Liens on material Live Nation Real Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Live Nation

Real Properties to which they relate in the conduct of Live Nation and the Live Nation Subsidiaries as presently conducted and Liens on other Live Nation Real Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect.

(b) Live Nation and each of the Live Nation Subsidiaries has complied with the terms of all leases and subleases entitling it to the use of the leased Live Nation Real Properties (“Live Nation Leases”), and all Live Nation Leases are valid and in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Live Nation and each Live Nation Subsidiary is in exclusive possession of the premises purported to be leased under all the Live Nation Leases, except for such failures to have such possession of such properties as, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect.

(c) Live Nation and each Live Nation Subsidiary has good and valid title to, or good and valid leasehold interests in, all of their respective property and assets (other than the Live Nation Real Properties), and such property and assets are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of Live Nation and the Live Nation Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. This Section 3.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 3.16.

3.16 Intellectual Property. Each of Live Nation and each Live Nation Subsidiary owns or has a valid right to use or license the Intellectual Property Rights used by it in connection with the conduct of its businesses as presently conducted, except where the failure to have such right, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Such Intellectual Property Rights will not cease to be valid rights of Live Nation or a Live Nation Subsidiary, as applicable, by reason of the execution and delivery of this Agreement by Live Nation. No actions, suits or other proceedings are pending or, to the Knowledge of Live Nation, threatened that Live Nation or any of the Live Nation Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property Right, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Since January 1, 2008, neither Live Nation nor any Live Nation Subsidiary has received any written notice of and there are no actions, suits or other proceedings pending or, to the Knowledge of Live Nation, threatened that relate to (a) any alleged invalidity with respect to any of the material Intellectual Property Rights owned by Live Nation or any Live Nation Subsidiary, or (b) any alleged infringement or misappropriation of any Intellectual Property Rights of any third party by Live Nation or any Live Nation Subsidiary, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. Since January 1, 2008, Live Nation and the Live Nation Subsidiaries have taken reasonable measures to protect the confidentiality of any Intellectual Property Rights deemed by Live Nation or the applicable Live Nation Subsidiary to be a material trade secret. Since January 1, 2008, no prior or current employee or officer or any prior or current consultant or contractor of Live Nation or any Live Nation Subsidiary has asserted, or to the Knowledge of Live Nation has claimed, any ownership in any Intellectual Property Rights owned by Live Nation or any Live Nation Subsidiary, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Live Nation Material Adverse Effect.

3.17 Labor Matters. As of the date of this Agreement, Live Nation Disclosure Schedule 3.17 sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Live Nation or any of the Live Nation Subsidiaries. No labor organization or group of employees of Live Nation or any Live Nation Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Live Nation, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of Live Nation, threatened against or involving Live Nation or any Live Nation Subsidiary. None of Live Nation or any of the Live Nation Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Live Nation or any of the Live Nation Subsidiaries, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Live Nation Material Adverse Effect. There are no written grievances or written complaints outstanding or, to the Knowledge of Live Nation, threatened that individually or in the aggregate, has had or would reasonably be expected to have a Live Nation Material Adverse Effect. Live Nation has made available to Ticketmaster true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of Live Nation or any Live Nation Subsidiary (the “Live Nation CBAs”). No Live Nation CBA would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program; provided that any duty to bargain imposed by applicable law concerning any layoff, redundancy, severance or similar program or the effect(s) thereof shall not be deemed to “prevent, restrict or materially impede the implementation of any layoff, redundancy, severance or similar program” for purposes of this Agreement. Except as otherwise set forth in the Live Nation CBAs, neither Live Nation nor any Live Nation Subsidiary (a) has entered into any agreement, arrangement or understanding, whether written or oral, with any union or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them) or (b) has any express commitment, whether legally enforceable or not, to, or not to, modify, change or terminate any Live Nation Benefit Plan.

3.18 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. and Deutsche Bank Securities Inc. (the “Live Nation Financial Advisors”), the fees and expenses of which will be paid by Live Nation, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Live Nation. Live Nation will furnish to Ticketmaster, true and complete copies of all agreements between or among Live Nation and the Live Nation Financial Advisors relating to the Merger or any of the other transactions contemplated by this Agreement.

3.19 Opinions of Financial Advisors. The Live Nation Board has received the oral opinion of each of the Live Nation Financial Advisors (with copies of each written opinion to be provided solely for information purposes to Ticketmaster promptly upon receipt by Live Nation) to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to Live Nation.

3.20 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Live Nation Material Adverse Effect, each insurance policy of Live Nation or any Live Nation Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither Live Nation nor any of the Live Nation Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy.

3.21 No Ownership. None of Live Nation or any of the Live Nation Subsidiaries has had any direct or indirect beneficial ownership, or sole or shared voting power, with respect to any shares of Ticketmaster Common Stock since the Ticketmaster Spin-Off.

3.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Ticketmaster acknowledges that none of Live Nation, the Live Nation Subsidiaries or any other Person on behalf of Live Nation makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Ticketmaster

Ticketmaster represents and warrants to Live Nation that the statements contained in this Article IV are true and correct except as set forth (i) in any reports, schedules, forms, statements and other documents that Ticketmaster has filed with or furnished to the SEC after January 1, 2008 and prior to the date of this Agreement (the “Ticketmaster SEC Documents”), and which are publicly available (excluding any disclosures set forth in any risk factor section thereof or in any section relating to forward-looking statements, or any exhibits), or (ii) in the disclosure schedules delivered by Ticketmaster to Live Nation at or before the execution and delivery by Ticketmaster of this Agreement (the “Ticketmaster Disclosure Schedules”).

4.1 Organization, Standing and Power. Each of Ticketmaster and each Ticketmaster Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Ticketmaster Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Each of Ticketmaster and the Ticketmaster Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Ticketmaster Permits”), except where the failure to have such power or authority or to possess Ticketmaster Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Each of Ticketmaster and the Ticketmaster Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Ticketmaster has delivered or made available to Live Nation, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of Ticketmaster in effect as of the date of this Agreement (the “Ticketmaster Certificate”) and the amended and restated by-laws of Ticketmaster in effect as of the date of this Agreement (the “Ticketmaster Bylaws”).

4.2 Ticketmaster Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Ticketmaster Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Ticketmaster, by another Ticketmaster Subsidiary or by Ticketmaster and another Ticketmaster Subsidiary, free and clear of all material Liens, other than Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Ticketmaster Disclosure Schedule 4.2 sets forth, as of the date of this Agreement, a true and complete list of the Ticketmaster Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Ticketmaster Subsidiaries, neither Ticketmaster nor any Ticketmaster Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

4.3 Capital Structure.

(a) The authorized capital stock of Ticketmaster consists of 300,000,000 shares of Ticketmaster Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (together with the Ticketmaster Common Stock, the “Ticketmaster Capital Stock”), of which 2,100,000 shares have been designated as Series A Convertible Preferred Stock, par value $0.01 per share, of Ticketmaster (the

“Ticketmaster Series A Preferred Stock”). At the close of business on February 4, 2009, (i) 57,329,457 shares of Ticketmaster Common Stock were issued and outstanding, of which 1,000,000 were subject to restrictions based on performance or continuing service, (ii) 1,750,000 shares of Ticketmaster Series A Preferred Stock were issued and outstanding, all of which were subject to restrictions based on performance or continuing service, (iii) no shares of Ticketmaster Common Stock were held by Ticketmaster in its treasury, (iv) 10,449,227 shares of Ticketmaster Common Stock were reserved and available for issuance pursuant to the Ticketmaster Stock Plans or otherwise and conversion of the Ticketmaster Series A Preferred Stock, of which all were issuable in respect of outstanding Ticketmaster Equity Awards other than Ticketmaster Restricted Stock, (v) 591,403 shares were issuable in respect of outstanding Ticketmaster Restricted Stock Units, and (vi) no shares were issuable in respect of outstanding Ticketmaster Director Share Units. Except as set forth in this Section 4.3(a), at the close of business on February 4, 2009, no other shares of capital stock or voting securities of, or other equity interests in, Ticketmaster were issued, reserved for issuance or outstanding. From the close of business on February 4, 2009 to the date of this Agreement, there have been no issuances by Ticketmaster of shares of capital stock or voting securities of, or other equity interests in, Ticketmaster, other than the issuance of Ticketmaster Common Stock upon the exercise or settlement of Ticketmaster Stock Options, Ticketmaster Restricted Stock Units or Ticketmaster Director Share Units outstanding at the close of business on February 4, 2009.

(b) All outstanding shares of Ticketmaster Capital Stock are, and, at the time of issuance, all such shares that may be issued in settlement of Ticketmaster Equity Awards or pursuant to the Ticketmaster Stock Plans will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Ticketmaster Certificate, the Ticketmaster Bylaws or any Contract to which Ticketmaster or any Ticketmaster Subsidiary is a party or otherwise bound. Except as set forth above in this Section 4.3, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Ticketmaster or any Ticketmaster Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of Ticketmaster or any Ticketmaster Subsidiary or any securities of Ticketmaster or any Ticketmaster Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Ticketmaster or any Ticketmaster Subsidiary, (ii) any warrants, calls, options or other rights to acquire from Ticketmaster or any Ticketmaster Subsidiary, or any other obligation of Ticketmaster or any Ticketmaster Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Ticketmaster or any Ticketmaster Subsidiary, or (iii) any rights issued by or other obligations of Ticketmaster or any Ticketmaster Subsidiary that are linked in any way to the price of any class of Ticketmaster Capital Stock or any shares of capital stock of any Ticketmaster Subsidiary, the value of Ticketmaster, any Ticketmaster Subsidiary or any part of Ticketmaster or any Ticketmaster Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Ticketmaster or any Ticketmaster Subsidiary. Except for acquisitions, or deemed acquisitions, of Ticketmaster Common Stock or other equity securities of Ticketmaster in connection with (A) the payment of the exercise price of Ticketmaster Stock Options with Ticketmaster Common Stock (including but not limited to in connection with “net exercises”), (B) required Tax withholding in connection with the exercise of Ticketmaster Stock Options, the vesting of Ticketmaster Restricted Stock and/or the delivery of shares in respect of vested Ticketmaster Restricted Stock Units or Ticketmaster Director Share Units and (C) forfeitures of Ticketmaster Stock Options, Ticketmaster Restricted Stock, Ticketmaster Series A Preferred Stock, Ticketmaster Restricted Stock Units and/or Ticketmaster Director Share Units, there are not any outstanding obligations of Ticketmaster or any of the Ticketmaster Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Ticketmaster or any Ticketmaster Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Ticketmaster having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Ticketmaster may vote (“Ticketmaster Voting Debt”). Neither Ticketmaster nor any of the Ticketmaster Subsidiaries is a

party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Ticketmaster. Except for this Agreement, neither Ticketmaster nor any of the Ticketmaster Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Ticketmaster or any of the Ticketmaster Subsidiaries.

(c) With respect to Ticketmaster Stock Options and V.I.P. Stock Options, (i) each grant of a Ticketmaster Stock Option and each grant of a V.I.P. Stock Option was duly authorized no later than the Grant Date for such option (which, for purposes of any V.I.P. Stock Option, shall mean the date of grant of such V.I.P. Stock Option) by all necessary corporate action, including, as applicable, approval by the Ticketmaster Board or Board of Directors of V.I.P. Tour Company (“V.I.P.”), (or a duly constituted and authorized committee of the foregoing), and (ii) the per share exercise price of each Ticketmaster Stock Option and the per share exercise price of each V.I.P. Stock Option was at least equal to the fair market value of a share of Ticketmaster Common Stock or V.I.P.’s common stock, par value $0.01 per share (“V.I.P. Common Stock”), as applicable, on the applicable Grant Date. Ticketmaster has previously provided to Live Nation one or more tables that are accurate and complete in all material respects as of February 4, 2009 setting forth (as applicable) with respect to each Ticketmaster Equity Award (other than Ticketmaster Restricted Stock and Ticketmaster Series A Preferred Stock), the grantee, grant date, exercise price, option type and vesting date. Ticketmaster Disclosure Schedule 4.3(c) sets forth a list that is accurate and complete in all material respects of Ticketmaster Restricted Stock and Ticketmaster Series A Preferred Stock as of February 4, 2009. Ticketmaster Disclosure Schedule 4.3(b) includes a table setting forth each outstanding V.I.P. Stock Option and the holder thereof as of February 4, 2009 that is accurate and complete in all material respects.

4.4 Authority; Execution and Delivery; Enforceability. Ticketmaster has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the Ticketmaster Stockholder Approval. The Ticketmaster Board has adopted resolutions, by unanimous vote of all directors present at a meeting duly called at which a quorum of directors of Ticketmaster was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of Ticketmaster and its stockholders, (iii) declaring this Agreement and the transactions contemplated by this Agreement advisable, and (iv) recommending that Ticketmaster’s stockholders adopt this Agreement and directing that this Agreement be submitted to Ticketmaster’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Ticketmaster Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Ticketmaster Common Stock and Ticketmaster Series A Preferred Stock, voting together as a single class, entitled to vote at the Ticketmaster Stockholders Meeting (the “Ticketmaster Stockholder Approval”), no other corporate proceedings on the part of Ticketmaster are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Ticketmaster has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Live Nation and accession by Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

4.5 No Conflicts; Consents.

(a) The execution and delivery by Ticketmaster of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a requirement to obtain any Consent or a right of payment, termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Ticketmaster or any Ticketmaster Subsidiary under, any provision of (i) the Ticketmaster Certificate, the Ticketmaster Bylaws or the comparable charter or organizational documents of any Ticketmaster Subsidiary (assuming that the Ticketmaster Stockholder Approval is obtained), (ii) any Contract to which Ticketmaster or any Ticketmaster Subsidiary is a party or by which any of their respective properties or assets is bound or any Ticketmaster Permit or (iii) subject to the filings and other matters referred to in Section 4.5(b), any Judgment or Law, in each case, applicable to Ticketmaster or any Ticketmaster Subsidiary or their respective properties or assets (assuming that the Ticketmaster Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect or prevent or materially delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Ticketmaster or any Ticketmaster Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i)(A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4, and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, and such other compliance, Consents, registrations, declarations, notices or filings as are required to be observed, made or obtained under any foreign antitrust, competition, investment, trade regulation or similar Laws, including merger control clearance in the UK or Competition Commission under the Enterprise Act 2002, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Live Nation and Ticketmaster are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, any Governmental Entities (other than with respect to securities, antitrust, competition, investment, trade regulation or similar Laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect to mergers or business combinations of telecommunications companies generally, (vi) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Merger Consideration and (vii) such other Consents that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect or prevent or materially delay the consummation of the Merger.

4.6 SEC Documents; Undisclosed Liabilities.

(a) The Ticketmaster SEC Documents include all reports, schedules, forms, statements, registration statements, prospectuses, proxy statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Ticketmaster with the SEC since January 1, 2008, together with all certifications required pursuant to SOX.

(b) Each Ticketmaster SEC Document (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Ticketmaster SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Ticketmaster included in the Ticketmaster SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Ticketmaster and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). Ticketmaster is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Global Select Market.

(c) Except (i) as reflected or reserved against in Ticketmaster’s consolidated audited balance sheet as of December 31, 2007 (or the notes thereto) as included in the Ticketmaster SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007 or in connection with or contemplated by this Agreement or (iii) for liabilities and obligations that, individually or in the aggregate, have not had or would not reasonably be expected to have a Ticketmaster Material Adverse Effect, neither Ticketmaster nor any Ticketmaster Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

(d) Each of the chief executive officer of Ticketmaster and the chief financial officer of Ticketmaster (or each former chief executive officer of Ticketmaster and each former chief financial officer of Ticketmaster, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Ticketmaster SEC Documents, and the statements contained in such certifications are true and accurate. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of SOX, none of Ticketmaster or any of the Ticketmaster Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Ticketmaster maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Ticketmaster’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Ticketmaster’s receipts and expenditures are being made only in accordance with authorizations of Ticketmaster’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Ticketmaster’s assets that could have a material effect on Ticketmaster’s financial statements.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Ticketmaster are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Ticketmaster in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Ticketmaster, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Ticketmaster to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither Ticketmaster nor any of the Ticketmaster Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Ticketmaster and any of the Ticketmaster Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ticketmaster or any of the Ticketmaster Subsidiaries in Ticketmaster’s or such Ticketmaster Subsidiary’s published financial statements or other Ticketmaster SEC Documents.

(h) Since January 1, 2008, none of Ticketmaster, Ticketmaster’s independent accountants, the Ticketmaster Board or the audit committee of the Ticketmaster Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Ticketmaster, (ii) “material weakness” in the internal controls over financial reporting of Ticketmaster or (iii) fraud, whether or not material, that involves management or other employees of Ticketmaster who have a significant role in the internal controls over financial reporting of Ticketmaster.

(i) None of the Ticketmaster Subsidiaries is, or has at any time since January 1, 2007 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(j) Since January 1, 2008, no attorney representing Ticketmaster or any of the Ticketmaster Subsidiaries, whether or not employed by Ticketmaster or any Ticketmaster Subsidiary, has reported to the chief legal counsel or chief executive officer of Ticketmaster evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Ticketmaster or any of its officers, directors, employees or agents pursuant to Section 307 of SOX.

(k) Since January 1, 2008, to the Knowledge of Ticketmaster, no employee of Ticketmaster or any of the Ticketmaster Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX by Ticketmaster or any of the Ticketmaster Subsidiaries.

(l) To the Knowledge of Ticketmaster, none of the Ticketmaster SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. Ticketmaster has made available to Live Nation true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2008 through the date of this Agreement relating to the Ticketmaster SEC Documents and all written responses of Ticketmaster thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Ticketmaster SEC Documents other than confidential treatment requests. To the Knowledge of Ticketmaster, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Ticketmaster.

4.7 Information Supplied. None of the information supplied or to be supplied by Ticketmaster for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Live Nation’s and Ticketmaster’s stockholders or at the time of each of the Live Nation Stockholders Meeting and the Ticketmaster Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Ticketmaster with respect to statements made or incorporated by reference therein based on information supplied by Live Nation for inclusion or incorporation by reference therein.

4.8 Absence of Certain Changes or Events. Since January 1, 2008 through the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Ticketmaster Material Adverse Effect and each of Ticketmaster and the Ticketmaster Subsidiaries has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Ticketmaster or any Ticketmaster Subsidiary other than pursuant to Ticketmaster’s existing revolving credit facility under the Ticketmaster Credit Facility in the ordinary course of business consistent with past practices;

(b) any sale, lease (as lessor), license, mortgage, sale and leaseback or encumbrance or Lien (other than Permitted Liens), or other disposition of material properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice); or

(c) any material change in financial accounting methods, by Ticketmaster or any Ticketmaster Subsidiary, except insofar as may have been required by a change in GAAP.

4.9 Taxes.

(a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect: (i) each of Ticketmaster and the Ticketmaster Subsidiaries has timely filed, taking into account any extensions validly obtained, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (ii) each of Ticketmaster and the Ticketmaster Subsidiaries has paid all Taxes required to have been paid (including amounts that Ticketmaster or any of the Ticketmaster Subsidiaries is required to withhold from amounts owing to any employee, creditor, shareholder or other third party), except, in each case, with respect to matters contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP; (iii) all deficiencies asserted or assessed by a taxing authority against Ticketmaster or any Ticketmaster Subsidiary have been paid in full or are adequately reserved in accordance with GAAP; (iv) as of the date hereof, there are not pending or threatened in writing any audits, examinations, investigations or other proceedings with respect to Taxes and there are no currently effective waivers (or requests for waivers) of the time to assess any Taxes; and (v) there are no Liens on any of the assets of Ticketmaster or any of the Ticketmaster Subsidiaries other than Liens for Taxes not yet due and payable.

(b) Neither Ticketmaster nor any Ticketmaster Subsidiary (i) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement other than the Tax Sharing Agreement by and among IAC/InterActiveCorp (“Ticketmaster Former Parent”), Ticketmaster, Interval Leisure Group, Inc., HSN, Inc. and Tree.com, Inc. dated as of August 20, 2008 (the “Ticketmaster Tax Sharing Agreement”) or (ii) has any liability for Taxes of any Person (other than (A) Ticketmaster and the Ticketmaster Subsidiaries and (B) for Tax years during which Ticketmaster was a member of such group, the consolidated group whose common parent was Ticketmaster Former Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Law) as a transferee or successor, by contract or otherwise.

(c) There was no agreement, understanding, arrangement or substantial negotiations (within the meaning of Treasury Regulation Section 1.355-7) between Live Nation or any of its officers, directors, agents, or controlling stockholders, on the one hand, and Ticketmaster or any of its officers, directors, agents, or controlling stockholders, on the other hand, regarding the Merger or any similar acquisition (within the meaning of Treasury Regulation Section 1.355-7) at any time during the two-year period ending on August 20, 2008.

(d) Within the past two years (other than the spin-off of Ticketmaster from Ticketmaster Former Parent on August 20, 2008 (the “Ticketmaster Spin-Off”)), neither Ticketmaster nor any Ticketmaster Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code. To the knowledge of Ticketmaster, the distribution by Ticketmaster Former Parent of all the stock of Ticketmaster qualified for tax-free treatment under Section 355 of the Code. Neither Ticketmaster, any Ticketmaster Subsidiary, nor any other person has taken or failed to take any action, which action or failure to act would reasonably be expected to cause (A) such distribution not to qualify for tax-free treatment under Section 355 of the Code, (B) any stock or securities of Ticketmaster not to be treated as “qualified property” for purposes of Section 355(c)(2) of the Code, or (C) Ticketmaster or any of

the Ticketmaster Subsidiaries to be liable for Spin-Off Tax Liabilities (as such term is defined in the Ticketmaster Tax Sharing Agreement). There are not pending or threatened in writing any material claims against Ticketmaster or any Ticketmaster Subsidiary under the Ticketmaster Tax Sharing Agreement and Ticketmaster is not aware of the existence of any facts or circumstances, including any breach by Ticketmaster or any Ticketmaster Subsidiary of any representations, covenants or agreements, that could give rise to a material claim for indemnification against Ticketmaster or any Ticketmaster Subsidiary under the Ticketmaster Tax Sharing Agreement.

(e) Neither Ticketmaster nor any Ticketmaster Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f) Neither Ticketmaster nor any Ticketmaster Subsidiary has taken or agreed to take any action or knows of any fact or circumstance that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.10 Benefits Matters; ERISA Compliance.

(a) Ticketmaster Disclosure Schedule 4.10 sets forth, as of the date of this Agreement, a complete and correct list identifying any Ticketmaster Benefit Plan. Ticketmaster has delivered or made available to Live Nation true and complete copies of (i) all material Ticketmaster Benefit Plans (and amendments thereto) or, in the case of any unwritten material Ticketmaster Benefit Plan, a written description thereof, (ii) the most recent annual report on Form 5500 filed with the U.S. Department of Labor with respect to each material Ticketmaster Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Ticketmaster Benefit Plan for which such summary plan description is required, (iv) each trust agreement, group annuity contract or other funding vehicle relating to any material Ticketmaster Benefit Plan and (v) the most recent financial statements and actuarial reports for each Ticketmaster Benefit Plan (if any). For purposes of this Agreement, “Ticketmaster Benefit Plans” means, collectively, but excluding any Ticketmaster Foreign Benefit Plan, (A) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), other than any plan which is a Multiemployer Plan, “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings, in each case that are sponsored, maintained or contributed to by Ticketmaster or any Ticketmaster Subsidiary, providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of Ticketmaster or any Ticketmaster Subsidiary or any spouse or dependent of any of the foregoing and (B) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including collective bargaining agreements) between Ticketmaster or any Ticketmaster Subsidiary on the one hand and any current or former directors, officers, employees or consultants of Ticketmaster or any Ticketmaster Subsidiary on the other hand.

(b) All Ticketmaster Benefit Plans which are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of, have timely applied for, have not yet become eligible to apply for, or are entitled to rely on (as applicable) determination or opinion letters from the IRS to the effect that such Ticketmaster Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination or opinion letter has been revoked nor, to the Knowledge of Ticketmaster, has revocation been threatened, nor has any such Ticketmaster Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or reliance on an opinion letter or materially increase its costs.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect: (i) no Ticketmaster Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code, and neither Ticketmaster nor any ERISA Affiliate of Ticketmaster has, during the past six years, sponsored, maintained, participated in, contributed to, or had any obligation to participate in or contribute to any plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code, (ii) none of Ticketmaster, any Ticketmaster Subsidiary, any officer of Ticketmaster or any Ticketmaster Subsidiary or any of the Ticketmaster Benefit Plans which are subject to ERISA, any trust created thereunder or, to the Knowledge of Ticketmaster, any fiduciary or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Ticketmaster, any Ticketmaster Subsidiary or any officer of Ticketmaster or any Ticketmaster Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iii) no Ticketmaster Benefit Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) or trusts associated therewith have been terminated during the past six years, nor is there any intention or expectation to terminate any such Ticketmaster Benefit Plans or trusts, (iv) no Ticketmaster Benefit Plans or trusts are the subject of any proceeding by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of any Ticketmaster Benefit Plan or trust, and (v) neither Ticketmaster nor any ERISA Affiliate of Ticketmaster has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA), whether actual or contingent, with respect to, any Multiemployer Plan, any “multiple employer plan” (within the meaning of Section 413(c) of the Code) or any multi-employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) With respect to each Ticketmaster Benefit Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), such Ticketmaster Benefit Plan (including any Ticketmaster Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of Ticketmaster or the Ticketmaster Subsidiaries or terminated, in each case, without material liability to Ticketmaster and the Ticketmaster Subsidiaries on or at any time after the Effective Time.

(e) No Ticketmaster Benefit Plan provides health, medical or other welfare benefits or insurance after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, (i) each Ticketmaster Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Ticketmaster Benefit Plan and (ii) Ticketmaster and each of the Ticketmaster Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Ticketmaster Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, there are no pending or, to the Knowledge of Ticketmaster, threatened claims by or on behalf of any participant in any of the Ticketmaster Benefit Plans, or otherwise involving any such Ticketmaster Benefit Plan or the assets of any Ticketmaster Benefit Plan, other than routine claims for benefits.

(h) Except as set forth on Ticketmaster Disclosure Schedule 4.10, none of the execution and delivery of this Agreement, the obtaining of the Ticketmaster Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of Ticketmaster or any of the Ticketmaster Subsidiaries to any compensation or benefit (other than severance or termination benefits that would become payable without regard to, and would not be enhanced by, the foregoing events), (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Ticketmaster Benefit Plan (other than severance or termination benefits that would become payable without regard to, and would not be enhanced by, the foregoing events), (C) result in any breach or violation of, default under or limit Ticketmaster’s right to amend, modify or terminate any

Ticketmaster Benefit Plan, or (D) result in the receipt of any amount (whether in cash, property, the vesting of property or otherwise) by any stockholder, employee, officer, director or other service provider of Ticketmaster or any Ticketmaster Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation section 1.280G-1), in any case, that could reasonably be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would result in any imposition of any excise tax under Section 4999 of the Code.

(i) No disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Ticketmaster or any Ticketmaster Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, individually or in the aggregate, has had or would reasonably be expected to have a Ticketmaster Material Adverse Effect.

(j) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, each Ticketmaster Benefit Plan that provides for “nonqualified deferred compensation” within the meaning of Section 409A(d)(1) of the Code, and any award thereunder, in each case that is subject to Section 409A of the Code, (i) has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of Section 409A of the Code and the final Treasury Regulations issued thereunder and all subsequent IRS Notices and other interim guidance on Section 409A of the Code and (ii) has been maintained in compliance with Section 409A of the Code and the final Treasury Regulations issued thereunder and all subsequent IRS Notices and other interim guidance on Section 409A of the Code since January 1, 2009.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, all contributions required to be made by Ticketmaster or any Ticketmaster Subsidiary to any Ticketmaster Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable by Ticketmaster or any Ticketmaster Subsidiary with respect to insurance policies funding any Ticketmaster Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Ticketmaster SEC Documents. Each Ticketmaster Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(l) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, all Ticketmaster Foreign Benefit Plans (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are required to be funded and/or book-reserved, are funded and/or book reserved to the extent required by applicable law, as appropriate, based upon reasonable actuarial assumptions. “Ticketmaster Foreign Benefit Plans” means each plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as a Ticketmaster Benefit Plan had it been a United States plan, program or contract.

(m) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, Ticketmaster and its Subsidiaries have (i) properly classified all service providers as employees or independent contractors and have timely withheld, collected, reported, deposited and paid all Taxes required to have been withheld, collected, deposited or paid, as applicable, and (ii) complied with the applicable requirements of Section 4980B of the Code and any similar state law and the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(n) (i) Ticketmaster has complied in all material respects with the terms and conditions of the Employee Matters Agreement by and among Ticketmaster Former Parent, Ticketmaster, Interval Leisure Group, Inc., HSN, Inc. and Tree.com, Inc. dated as of August 20, 2008, including without limitation, all applicable payment and reimbursement obligations of Ticketmaster and all applicable obligations of Ticketmaster to adopt employee benefit plans and (ii) no claim is pending or, to the Knowledge of Ticketmaster, threatened against Ticketmaster or any Ticketmaster Subsidiary, in connection with (A) the conversion of the equity awards issued or awarded prior to the Ticketmaster Spin-Off into Ticketmaster Equity Awards or (B) the spin-off of plan assets into the Ticketmaster Retirement Savings Plan. All actions taken with respect to any Ticketmaster Benefit Plans (or any predecessor plans thereto) and equity awards converted into Ticketmaster Equity Awards, in each case, in connection with Ticketmaster Spin-Off complied in all material respects with the terms of the applicable plans and award agreements and with applicable law, including without limitation Sections 409A and 424 of the Code.

4.11 Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Ticketmaster, threatened against Ticketmaster or any Ticketmaster Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Ticketmaster Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Ticketmaster, investigation by any Governmental Entity involving Ticketmaster or any Ticketmaster Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Ticketmaster Material Adverse Effect.

4.12 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, Ticketmaster and the Ticketmaster Subsidiaries are in compliance with all applicable Laws and Ticketmaster Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. To the Knowledge of Ticketmaster, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that Ticketmaster or a Ticketmaster Subsidiary is not in compliance with any applicable Law or Ticketmaster Permit or which challenges or questions the validity of any rights of the holder of any Ticketmaster Permit. This section does not relate to Tax matters, employee benefits matters, environmental matters or Intellectual Property Rights matters, which are the subjects of Sections 4.9, 4.10, 4.13 and 4.16, respectively.

4.13 Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect:

(a) Ticketmaster and the Ticketmaster Subsidiaries are now, and have always been, in compliance with all Environmental Laws, and neither Ticketmaster nor any Ticketmaster Subsidiary has received any written communication from a Person that alleges that Ticketmaster or any Ticketmaster Subsidiary is in violation of, or has liability or obligations under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) Ticketmaster and the Ticketmaster Subsidiaries have obtained and are in compliance with all Permits issued pursuant to any Environmental Law applicable to Ticketmaster, the Ticketmaster Subsidiaries and the Ticketmaster Real Properties and all such Permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(c) there are no Environmental Claims pending or, to the Knowledge of Ticketmaster, threatened against Ticketmaster or any of the Ticketmaster Subsidiaries, nor is Ticketmaster or any of the Ticketmaster Subsidiaries aware of any basis for such Environmental Claim;

(d) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against Ticketmaster or any of the Ticketmaster Subsidiaries or against any Person whose liabilities for such Environmental Claims Ticketmaster or any of the Ticketmaster Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(e) neither Ticketmaster nor any of the Ticketmaster Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Ticketmaster or any of the Ticketmaster Subsidiaries.

4.14 Contracts.

(a) Ticketmaster Disclosure Schedule 4.14 sets forth, as of the date of this Agreement, a true and complete list, and Ticketmaster has made available to Live Nation or its Representatives true and complete copies (including all material amendments, modifications, extensions, renewals, schedules, exhibits or ancillary agreements with respect thereto), of:

(i) each Contract required to be filed by Ticketmaster as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Ticketmaster Contract”);

(ii) each sponsorship agreement, Contract, understanding, or undertaking to which Ticketmaster or any of the Ticketmaster Subsidiaries is a party involving expected annual revenues in excess of $5,000,000;

(iii) each manager or artist management agreement, Contract, understanding, or undertaking to which Ticketmaster or any of the Ticketmaster Subsidiaries is a party involving expected annual revenues in excess of $5,000,000;

(iv) each ticketing agreement, Contract, understanding, or undertaking to which Ticketmaster or any of the Ticketmaster Subsidiaries is a party involving expected annual revenues in excess of $5,000,000;

(v) each agreement, Contract, understanding, or undertaking to which Ticketmaster or any of the Ticketmaster Subsidiaries is a party that restricts in any material respect the ability of Ticketmaster or its Affiliates to compete in any business or with any Person in any geographical area;

(vi) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of Ticketmaster or any of the Ticketmaster Subsidiaries in excess of $5,000,000 is outstanding or may be incurred, other than any such agreement between or among Ticketmaster and the wholly owned Ticketmaster Subsidiaries;

(vii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which Ticketmaster or any of the Ticketmaster Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Ticketmaster Subsidiaries, in each case, either (A) involving invested assets of Ticketmaster or any of the Ticketmaster Subsidiaries in excess of $5,000,000 as valued as of December 31, 2008 or (B) entered into between December 31, 2008 and the date hereof; and

(viii) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by Ticketmaster or any of the Ticketmaster Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business.

Each agreement, understanding or undertaking of the type described in this Section 4.14(a) and each Filed Ticketmaster Contract is referred to herein as a “Ticketmaster Material Contract.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, (i) each Ticketmaster Material Contract (including, for purposes of this Section 4.14(b), any Contract entered into after the date of this Agreement that would have been a Ticketmaster Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Ticketmaster or one of the Ticketmaster

Subsidiaries, as the case may be, and, to the Knowledge of Ticketmaster, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Ticketmaster Material Contract is in full force and effect, (iii) none of Ticketmaster or any of the Ticketmaster Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Ticketmaster Material Contract and, to the Knowledge of Ticketmaster, no other party to any such Ticketmaster Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iv) to the Knowledge of Ticketmaster, each other party to a Ticketmaster Material Contract has performed all material obligations required to be performed by it under such Ticketmaster Material Contract and (v) no party to any Ticketmaster Material Contract has given Ticketmaster or any of the Ticketmaster Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Ticketmaster Material Contract and neither Ticketmaster nor any of the Ticketmaster Subsidiaries, nor, to the Knowledge of Ticketmaster, any other party to any Ticketmaster Material Contract, has repudiated in writing any material provision thereof.

4.15 Properties.

(a) Ticketmaster and each Ticketmaster Subsidiary has good and valid fee simple title to, or good and valid leasehold interests in, all their respective real properties and assets (the “Ticketmaster Real Properties”) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. The Ticketmaster Real Properties are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of Ticketmaster and the Ticketmaster Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. All of the Ticketmaster Real Properties are free and clear of all Liens, except for Permitted Liens and Liens on material Ticketmaster Real Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Ticketmaster Real Properties to which they relate in the conduct of Ticketmaster and the Ticketmaster Subsidiaries as presently conducted and Liens on other Ticketmaster Real Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect.

(b) Ticketmaster and each of the Ticketmaster Subsidiaries has complied with the terms of all leases and subleases entitling it to the use of the leased Ticketmaster Real Properties (“Ticketmaster Leases”), and all Ticketmaster Leases are valid and in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Ticketmaster and each Ticketmaster Subsidiary is in exclusive possession of the premises purported to be leased under all the Ticketmaster Leases, except for such failures to have such possession of such properties as, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect.

(c) Ticketmaster and each Ticketmaster Subsidiary has good and valid title to, or good and valid leasehold interests in, all of their respective property and assets (other than the Ticketmaster Real Properties), and such property and assets are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of Ticketmaster and the Ticketmaster Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

4.16 Intellectual Property. Each of Ticketmaster and each Ticketmaster Subsidiary owns or has a valid right to use or license the Intellectual Property Rights used by it in connection with the conduct of its businesses as presently conducted, except where the failure to have such right, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Such Intellectual Property

Rights will not cease to be valid rights of Ticketmaster or a Ticketmaster Subsidiary, as applicable, by reason of the execution and delivery of this Agreement by Ticketmaster. No actions, suits or other proceedings are pending or, to the Knowledge of Ticketmaster, threatened that Ticketmaster or any of the Ticketmaster Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property Right, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Since January 1, 2008, neither Ticketmaster nor any Ticketmaster Subsidiary has received any written notice of and there are no actions, suits or other proceedings pending or, to the Knowledge of Ticketmaster, threatened that relate to (a) any alleged invalidity with respect to any of the material Intellectual Property Rights owned by Ticketmaster or any Ticketmaster Subsidiary, or (b) any alleged infringement or misappropriation of any Intellectual Property Rights of any third party by Ticketmaster or any Ticketmaster Subsidiary, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. Since January 1, 2008, Ticketmaster and the Ticketmaster Subsidiaries have taken reasonable measures to protect the confidentiality of any Intellectual Property Rights deemed by Ticketmaster or the applicable Ticketmaster Subsidiary to be a material trade secret. Since January 1, 2008, no prior or current employee or officer or any prior or current consultant or contractor of Ticketmaster or any Ticketmaster Subsidiary has asserted, or to the Knowledge of Ticketmaster has claimed, any ownership in any Intellectual Property Rights owned by Ticketmaster or any Ticketmaster Subsidiary, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Ticketmaster Material Adverse Effect.

4.17 Labor Matters. As of the date of this Agreement, Ticketmaster Disclosure Schedule 4.17 sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Ticketmaster or any of the Ticketmaster Subsidiaries. No labor organization or group of employees of Ticketmaster or any Ticketmaster Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Ticketmaster, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of Ticketmaster, threatened against or involving Ticketmaster or any Ticketmaster Subsidiary. None of Ticketmaster or any of the Ticketmaster Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Ticketmaster or any of the Ticketmaster Subsidiaries, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect. There are no written grievances or written complaints outstanding or, to the Knowledge of Ticketmaster, threatened that. individually or in the aggregate, has had or would reasonably be expected to have a Ticketmaster Material Adverse Effect. Ticketmaster has made available to Live Nation true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of Ticketmaster or any Ticketmaster Subsidiary (the “Ticketmaster CBAs”). No Ticketmaster CBA would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program; provided that any duty to bargain imposed by applicable law concerning any layoff, redundancy, severance or similar program or the effect(s) thereof shall not be deemed to “prevent, restrict or materially impede the implementation of any layoff, redundancy, severance or similar program” for purposes of this Agreement. Except as otherwise set forth in the Ticketmaster CBAs, neither Ticketmaster nor any Ticketmaster Subsidiary (a) has entered into any agreement, arrangement or understanding, whether written or oral, with any union or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them) or (b) has any express commitment, whether legally enforceable or not, to, or not to, modify, change or terminate any Ticketmaster Benefit Plan.

4.18 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities Inc. and Allen & Company LLC (the “Ticketmaster Financial Advisors”), the fees and expenses of which will be paid by Ticketmaster, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Ticketmaster. Ticketmaster will furnish to Live Nation true and complete copies of all agreements between or among Ticketmaster and the Ticketmaster Financial Advisors relating to the Merger or any of the other transactions contemplated by this Agreement.

4.19 Opinion of Financial Advisor. Ticketmaster has received the oral opinion of Allen & Company LLC (with a copy of the written opinion to be provided solely for information purposes to Live Nation promptly upon receipt by Ticketmaster) to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Ticketmaster Common Stock in the Merger is fair, from a financial point of view, to the holders of Ticketmaster Common Stock.

4.20 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Ticketmaster Material Adverse Effect, each insurance policy of Ticketmaster or any Ticketmaster Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither Ticketmaster nor any of the Ticketmaster Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy.

4.21 Takeover Law. Assuming the accuracy of the representations and warranties of Live Nation set forth in Section 3.21 and subject to Ticketmaster Disclosure Schedule 4.21, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Ticketmaster Certificate and the Ticketmaster Bylaws is, or at the Effective Time will be, applicable to the Ticketmaster Common Stock, the Merger or the other transactions contemplated by this Agreement. Assuming the accuracy of the representations and warranties of Live Nation set forth in Section 3.21 and compliance by Live Nation with its obligations under Section 6.14, the Ticketmaster Board has taken or will have taken prior to the Effective Time, all action necessary so that Ticketmaster will not be prohibited from entering into a “business combination” with Merger Sub (as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement, or the consummation of the Merger or the other transactions contemplated hereby, without any further action on the part of the Ticketmaster stockholders or the Ticketmaster Board under Section 203 of the DGCL.

4.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, Live Nation acknowledges that none of Ticketmaster, the Ticketmaster Subsidiaries or any other Person on behalf of Ticketmaster makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

5.1 Conduct of Business.

(a) Conduct of Business by Live Nation. Except as set forth on Live Nation Disclosure Schedule 5.1(a) or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Ticketmaster (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Live Nation shall, and shall cause each Live Nation Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice in all material respects and (y) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except as set forth on Live Nation Disclosure Schedule 5.1(a) or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Ticketmaster (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Live Nation shall not, and shall not permit any Live Nation Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) dividends and distributions by a direct or indirect wholly owned Live Nation Subsidiary to its parent, (2) pro rata dividends and distributions to its stockholders by any other Live Nation Subsidiary or (3) dividends or distributions required to be paid in accordance with the terms of the Live Nation Subsidiary Preferred Stock, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.1(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Live Nation or any Live Nation Subsidiary or any securities of Live Nation or any Live Nation Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Live Nation or any Live Nation Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Live Nation Common Stock or other equity securities of Live Nation in connection with (1) the payment of the exercise price of Live Nation Stock Options with Live Nation Common Stock (including but not limited to in connection with “net exercises”), (2) required tax withholding in connection with the exercise of Live Nation Stock Options and vesting of Live Nation Restricted Stock, (3) forfeitures of Live Nation Stock Options and Live Nation Restricted Stock and (4) the exchange of the Live Nation Rights pursuant to and in accordance with the Live Nation Rights Agreement;

(ii) except, as applicable, for or with respect to new grants of Live Nation Stock Options, Live Nation Restricted Stock or other Live Nation equity awards, in any case, permitted by Live Nation Disclosure Schedule 5.1(a), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) (A) any shares of capital stock of Live Nation or any Live Nation Subsidiary (other than the issuance of Live Nation Common Stock upon the exercise of Live Nation Stock Options outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time), (B) any other equity interests or voting securities of Live Nation or any Live Nation Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Live Nation or any Live Nation Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Live Nation or any Live Nation Subsidiary, (E) any rights issued by Live Nation or any Live Nation Subsidiary that are linked in any way to the price of any class of Live Nation Capital Stock or any shares of capital stock of any Live Nation Subsidiary, the value of Live Nation, any Live Nation Subsidiary or any part of Live Nation or any Live Nation Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Live Nation or any Live Nation Subsidiary or (F) any Live Nation Voting Debt, other than, (x) issuances of common stock or other equity interests in any wholly owned Live Nation Subsidiary to Live Nation or another wholly owned Live Nation Subsidiary and (y) in the case of each of the foregoing clauses (C), (D) and (E), the issuance of Live Nation Rights in accordance with the Live Nation Rights Agreement;

(iii)  (A) amend the Live Nation Certificate or the Live Nation Bylaws, (B) amend the charter or organizational documents of any Live Nation Subsidiary, or (C) amend, waive, modify or terminate the Live Nation Rights Plan, or make or exempt any Person from the definition of Acquiring Person (as defined in the Live Nation Rights Agreement) pursuant to the Live Nation Rights Agreement;

(iv) make any material change in financial accounting methods, principles or practices, by Live Nation or any Live Nation Subsidiary, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(v) merge or consolidate with, or directly or indirectly acquire in any transaction any equity interest in or business of, or enter into any joint venture, or into any strategic licensing, alliance, co-promotion or similar agreement (except in the ordinary course of business) with, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by Live Nation and the Live Nation Subsidiaries in connection with all such transactions would exceed $20,000,000;

(vi) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $75,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(a)(vii);

(vii) incur or refinance any Indebtedness, except for (A) Indebtedness incurred pursuant to Live Nation’s existing revolving credit facility under the Live Nation Credit Facility or any other existing revolving credit facility; (B) Indebtedness incurred by any non-wholly owned Live Nation Subsidiary to the extent that Live Nation’s ratable portion of such Indebtedness does not at anytime exceed $25,000,000 in the aggregate; or (C) any Indebtedness solely between Live Nation and any wholly owned Live Nation Subsidiary or between wholly owned Live Nation Subsidiaries;

(viii) make, or agree or commit to make, (A) any capital expenditures in 2009 which, in the aggregate, are in excess of the amount set forth opposite such year on Live Nation Disclosure Schedule 5.1(a)(viii) and (B) any capital expenditures in 2010 which, in the aggregate, are in excess of the amount set forth opposite such year on Live Nation Disclosure Schedule 5.1(a)(viii);

(ix) enter into or amend any Contract (except as expressly permitted or contemplated by this Agreement), if such Contract or amendment of a Contract would reasonably be expected to impair the ability of Live Nation to perform its obligations under this Agreement in any material respect or prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (A) equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of September 30, 2008 included in the Filed Live Nation SEC Documents or (B) that do not exceed $15,000,000 in the aggregate;

(xi) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to Live Nation or any Live Nation Subsidiary, other than in the ordinary course of business consistent with past practice, or enter into licenses or agreements that impose material restrictions upon Live Nation or any of its Affiliates with respect to Intellectual Property Rights owned by any third party;

(xii)  (A) amend, modify, waive or terminate any Live Nation Material Contract, in each case if such amendment, modification, waiver or termination would have an adverse effect that, individually or in the aggregate, is material to Live Nation and the Live Nation Subsidiaries, taken as a whole or (B) enter into (x) any Contract that would be a Live Nation Material Contract if it had been entered into prior to the date hereof (other than any Contract described in Sections 3.14(a)(ii) or (iii) to the extent entered into in the ordinary course of business) or (y) “multiple-rights” artist Contracts involving in excess of $50,000,000 in aggregate non-recoupable payments or in excess of $50,000,000 in aggregate recording payments;

(xiii) enter into any new line of business outside of its existing business, other than in accordance with the business plan for 2009 as set forth in Live Nation Disclosure Schedule 5.01(a);

(xiv) except as required by a change in Law or in the ordinary course of business, make, change or revoke any material Tax election, file any material amended Tax Return, or settle or compromise any material Tax liability or refund, in each case, if such action could have an adverse effect that, individually or in the aggregate, is material to Live Nation or any Live Nation Subsidiary;

(xv) take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xvi) except as required under applicable Law or the terms of any Live Nation Benefit Plan or Live Nation Foreign Benefit Plan existing as of the date hereof, (A) increase in any manner the compensation or benefits of the Chief Executive Officer of Live Nation, (B) pay any amounts or increase any amounts payable to the Chief Executive Officer of Live Nation not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) with respect to the Chief Executive Officer of Live Nation, become a party to, establish, amend, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any Live Nation employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit or other employee benefit plan or agreement or employment agreement with or for the benefit of the Chief Executive Officer of Live Nation (excluding any broad-based plan applicable to Live Nation employees generally), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Live Nation Benefit Plans or Live Nation Foreign Benefit Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Live Nation Benefit Plan or Live Nation Foreign Benefit Plan, or (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Live Nation Benefit Plan or Live Nation Foreign Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law; or

(xvii) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions;

provided, however, that the provisions of this Section 5.1(a) shall only apply to the extent that they would not violate either Section 6.10 of the Live Nation Credit Facility or Section 2(g)(xix) of Article IV of the Second Amended and Restated Certificate of Incorporation of Live Nation Holdco #2, Inc.

(b) Conduct of Business by Ticketmaster. Except as set forth on Ticketmaster Disclosure Schedule 5.1(b) or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Live Nation (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Ticketmaster shall, and shall cause each Ticketmaster Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice in all material respects and (y) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except as set forth on Ticketmaster Disclosure Schedule 5.1(b) or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Live Nation (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Ticketmaster shall not, and shall not permit any Ticketmaster Subsidiary to, do any of the following:

(i)  (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) dividends and distributions by a direct or indirect wholly owned Ticketmaster Subsidiary to its parent or (2) pro rata dividends and distributions to its stockholders by any other Ticketmaster Subsidiary, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.1(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Ticketmaster or any Ticketmaster Subsidiary or any securities of Ticketmaster or any Ticketmaster Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Ticketmaster or any Ticketmaster Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Ticketmaster Common Stock or other equity securities of Ticketmaster in connection with (1) the payment of the exercise price of Ticketmaster Stock Options with Ticketmaster Common Stock (including but not limited to in connection with “net exercises”), (2) required tax withholding in connection with the exercise of Ticketmaster Stock Options, the delivery of Ticketmaster Common Stock under any Ticketmaster Restricted Stock Units or Ticketmaster Director Share Units and the vesting of Ticketmaster Restricted Stock and (3) forfeitures of Ticketmaster Equity Awards, pursuant to their terms as in effect on the date of this Agreement;

(ii) except, as applicable, for or with respect to new Ticketmaster Equity Awards granted as permitted by Ticketmaster Disclosure Schedule 5.1(b), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) (A) any shares of capital stock of Ticketmaster or any Ticketmaster Subsidiary (other than the issuance of Ticketmaster Common Stock upon the exercise of Ticketmaster Stock Options or under vested Ticketmaster Restricted Stock Units or Ticketmaster Director Share Units, in each case, outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time), (B) any other equity interests or voting securities of Ticketmaster or any Ticketmaster Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Ticketmaster or any Ticketmaster Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Ticketmaster or any Ticketmaster Subsidiary, (E) any rights issued by Ticketmaster or any Ticketmaster Subsidiary that are linked in any way to the price of any class of Ticketmaster Capital Stock or any shares of capital stock of any Ticketmaster Subsidiary, the value of Ticketmaster, any Ticketmaster Subsidiary or any part of Ticketmaster or any Ticketmaster Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Ticketmaster or any Ticketmaster Subsidiary or (F) any Ticketmaster Voting Debt, other than, issuances of common stock or other equity interests in any wholly owned Ticketmaster Subsidiary to Ticketmaster or another wholly owned Ticketmaster Subsidiary;

(iii)  (A) amend the Ticketmaster Certificate or the Ticketmaster Bylaws or (B) amend the charter or organizational documents of any Ticketmaster Subsidiary;

(iv) make any material change in financial accounting methods, principles or practices, by Ticketmaster or any Ticketmaster Subsidiary, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(v) merge or consolidate with, or directly or indirectly acquire in any transaction any equity interest in or business of, or enter into any joint venture, or into any strategic licensing, alliance, co-promotion or similar agreement (except in the ordinary course of business) with, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by Ticketmaster and the Ticketmaster Subsidiaries in connection with all such transactions would exceed $20,000,000;

(vi) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $75,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(b)(vii);

(vii) incur or refinance any Indebtedness, except for (A) Indebtedness incurred pursuant to Ticketmaster’s existing revolving credit facility under the Ticketmaster Credit Facility or any other existing revolving credit facility; (B) Indebtedness incurred by any non-wholly owned Ticketmaster Subsidiary to the extent that Ticketmaster’s ratable portion of such Indebtedness does not at anytime exceed $25,000,000 in the aggregate; or (C) any Indebtedness solely between Ticketmaster and any wholly owned Ticketmaster Subsidiary or between wholly owned Ticketmaster Subsidiaries;

(viii) make, or agree or commit to make, (A) any capital expenditures in 2009 which, in the aggregate, are in excess of the amount set forth opposite such year on Ticketmaster Disclosure Schedule 5.1(b)(viii) and (B) any capital expenditures in 2010 which, in the aggregate, are in excess of the amount set forth opposite such year on Ticketmaster Disclosure Schedule 5.1(b)(viii);

(ix) enter into or amend any Contract (except as expressly permitted or contemplated by this Agreement), if such Contract or amendment of a Contract would reasonably be expected to impair the ability of Ticketmaster to perform its obligations under this Agreement in any material respect or prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (A) equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of September 30, 2008 included in the Filed Ticketmaster SEC Documents or (B) that do not exceed $15,000,000 in the aggregate;

(xi) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to Ticketmaster or any Ticketmaster Subsidiary, other than in the ordinary course of business consistent with past practice, or enter into licenses or agreements that impose material restrictions upon Ticketmaster or any of its Affiliates with respect to Intellectual Property Rights owned by any third party;

(xii) subject to Section 6.10, (A) amend, modify, waive or terminate any Ticketmaster Material Contract, in each case, if such amendment, modification, waiver or termination would have an adverse effect that, individually or in the aggregate, is material to Ticketmaster and the Ticketmaster Subsidiaries, taken as a whole or (B) enter into any Contract that would be a Ticketmaster Material Contract if it had been entered into prior to the date hereof (other than any Contract described in Sections 4.14(a)(iii) or (iv), in each case, to the extent entered into in the ordinary course of business);

(xiii) enter into any new line of business outside of its existing business, other than in accordance with the business plan for 2009 as set forth in Ticketmaster Disclosure Schedule 5.01(b);

(xiv) except as required by a change in Law or in the ordinary course of business, make, change or revoke any material Tax election, file any material amended Tax Return, or settle or compromise any material Tax liability or refund, in each case, if such action could have an adverse effect that, individually or in the aggregate, is material to Ticketmaster or any Ticketmaster Subsidiary;

(xv) take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xvi) except as required under applicable Law or the terms of any Ticketmaster Benefit Plan or Ticketmaster Foreign Benefit Plan existing as of the date hereof, (A) increase in any manner the compensation or benefits of the Chief Executive Officer of Ticketmaster, (B) pay any amounts or increase any amounts payable to the Chief Executive Officer of Ticketmaster not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) with respect to the Chief Executive Officer of Ticketmaster, become a party to, establish, amend, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any Ticketmaster employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit or other employee benefit plan or agreement or employment agreement with or for the benefit of the Chief Executive Officer of Ticketmaster (excluding any broad-based plan applicable to Ticketmaster employees generally), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Ticketmaster Benefit Plans or Ticketmaster Foreign Benefit Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Ticketmaster Benefit Plan or Ticketmaster Foreign Benefit Plan, or (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Ticketmaster Benefit Plan or Ticketmaster Foreign Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law; or

(xvii) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions;

provided, however, that the provisions of this Section 5.1(b) shall only apply to the extent that they would not violate either Section 8.11 of the Ticketmaster Credit Facility or Section 4.08 of the Indenture, dated as of July 28, 2008, between Ticketmaster and The Bank of New York Mellon, regarding Ticketmaster’s 10.75% Senior Notes due 2016.

(c) Notification of Changes. Live Nation and Ticketmaster shall as promptly as reasonably practicable notify the other orally and in writing of any change or event that, individually or in the aggregate, with all past changes and events since the date of this Agreement, has had or would reasonably be expected to have a Material Adverse Effect with respect to such notifying party, to cause any of the conditions to the other party’s obligations set forth in Article VII to be incapable of being satisfied, or to materially delay or impede the ability of such notifying party to consummate the Merger; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(d) Control of Operations. Nothing contained in this Agreement shall give Live Nation or Ticketmaster, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

5.2 No Solicitation by Live Nation; Live Nation Board Recommendation.

(a) Live Nation shall not and shall cause its controlled Affiliates not to, and it shall use its reasonable best efforts to cause its and their respective directors, officers, and employees, investment bankers, accountants, attorneys and other advisors, agents and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate any Live Nation Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to a Live Nation Acquisition Proposal, (ii) participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Live Nation Acquisition Proposal) with respect to any Live Nation Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to a Live Nation Acquisition Proposal, (iii) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (an “Acquisition Agreement”) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Live Nation

Acquisition Proposal, or requiring, or reasonably expected to cause, Live Nation or Merger Sub to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger (other than a confidentiality agreement referred to in Section 5.2(b)), (iv) take any action to make the provisions of any Takeover Statute (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Live Nation Certificate or Live Nation Bylaws, inapplicable to any transactions contemplated by a Live Nation Acquisition Proposal or take any action to render the Live Nation Rights Agreement inapplicable to any third party or make any such third party exempt from the definition of Acquiring Person thereunder or (v) resolve, propose or agree to do any of the foregoing. Live Nation shall and shall cause its controlled Affiliates to, and it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Live Nation Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Live Nation Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to the extent that Live Nation is entitled to have such documents returned or destroyed, immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives, and, between the date hereof and the Effective Time, take such action as is reasonably necessary to enforce any “standstill” provisions or provisions of similar effect to which it is a party or of which it is a beneficiary.

(b) Notwithstanding Section 5.2(a), at any time following the date of this Agreement and prior to obtaining the Live Nation Stockholder Approval, in response to a bona fide written Live Nation Acquisition Proposal that the Live Nation Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Live Nation Proposal, and which Live Nation Acquisition Proposal did not result from a breach of Section 5.2(a), Live Nation may, subject to compliance with Section 5.2(d), (i) subject to applicable Law, furnish information with respect to Live Nation and the Live Nation Subsidiaries to the Person making such Live Nation Acquisition Proposal (and its Representatives) (provided that all such information has previously been provided to Ticketmaster or is provided to Ticketmaster prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to standstill provisions), and (ii) participate in discussions regarding the terms of such Live Nation Acquisition Proposal and the negotiation of such terms with, and only with, the Person making such Live Nation Acquisition Proposal (and such Person’s Representatives).

(c) Except as set forth below in this Section 5.2(c), neither the Live Nation Board nor any committee thereof shall (i) withdraw (or modify in any manner adverse to Ticketmaster), or propose publicly to withdraw (or modify in any manner adverse to Ticketmaster), the approval, recommendation or declaration of advisability by the Live Nation Board or any such committee thereof with respect to this Agreement or recommendation that Live Nation stockholders vote in favor of approval of the Share Issuance or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Live Nation Acquisition Proposal (any action in clause (i) or (ii) being referred to as a “Live Nation Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Live Nation Stockholder Approval, the Live Nation Board may make a Live Nation Adverse Recommendation Change if:

(i)  (A) Live Nation has not breached the provisions of this Section 5.2 in any material respect, (B) in response to a bona fide written Live Nation Acquisition Proposal, the Live Nation Board has determined in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Live Nation Acquisition Proposal constitutes a Superior Live Nation Proposal, (C) Live Nation has notified Ticketmaster in writing, at least five Business Days in advance of such Live Nation Adverse Recommendation Change (it being understood that any change in financial terms or other material terms of the relevant Live Nation Acquisition Proposal shall extend such period by an additional five Business Days from the date of receipt of the revised Live Nation Acquisition Proposal containing such changed terms) that it is considering taking such action, specifying the material terms and conditions of such Superior Live Nation Proposal and the identity of the person making such Superior Live Nation Proposal and delivering the documents and information required to be delivered pursuant to Section 5.2(d), and (D) during such five Business Day period (as extended, if applicable), Live Nation has considered any proposed written adjustments by Ticketmaster in the terms and conditions of this Agreement, should Ticketmaster elect to propose adjustments in the terms and conditions of this Agreement such that, after giving effect thereto, such Live Nation Acquisition Proposal no longer constitutes a Superior Live Nation Proposal and at the end of such five Business Day period (as extended, if applicable) the Live Nation Board shall have determined, in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), that such Live Nation Acquisition Proposal remains a Superior Live Nation Proposal after giving effect to all of the adjustments (if any) which may be offered pursuant to this clause (D); or

(ii)  (A) in response to a material development or change in circumstances occurring or arising after the date hereof (other than any fact, circumstance, effect, change, event or development specified in clauses (i) through (xiii) of the definition of “Material Adverse Effect”) that was neither known to the Live Nation Board nor reasonably foreseeable at the date of this Agreement (and which change or development does not relate to a Live Nation Acquisition Proposal), the Live Nation Board has determined in good faith (after consultation with outside counsel) that failure to make a Live Nation Adverse Recommendation Change in light of such change or development would result in a breach of its fiduciary duties under applicable Law, (B) Live Nation has notified Ticketmaster in writing, at least five Business Days in advance of such Live Nation Adverse Recommendation Change that it is considering taking such action, specifying in reasonable detail the reasons therefor, and (C) during such five Business Day period, Live Nation has considered any proposed written adjustments by Ticketmaster in the terms and conditions of this Agreement, should Ticketmaster elect to propose adjustments in terms and conditions of this Agreement.

(d) In addition to the obligations of Live Nation set forth in Sections 5.2(a), 5.2(b) and 5.2(c), Live Nation shall promptly, and in any event within 24 hours of the receipt thereof, advise Ticketmaster orally and in writing of any Live Nation Acquisition Proposal, the material terms and conditions of any such Live Nation Acquisition Proposal (including any changes to such material terms and conditions) and the identity of the person making any such Live Nation Acquisition Proposal. Live Nation shall (i) keep Ticketmaster informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms and conditions thereof) of any Live Nation Acquisition Proposal, and (ii) provide to Ticketmaster as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between Live Nation or any of its Subsidiaries, on the one hand, and any Person that has made a Live Nation Acquisition Proposal, on the other hand, which describes any of the terms or conditions of such Live Nation Acquisition Proposal.

(e) Nothing contained in this Section 5.2 shall prohibit Live Nation from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, (ii) complying with Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (iii) making any other disclosure to the stockholders of Live Nation if, in the good faith judgment of the Live Nation Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Live Nation Board with respect to this Agreement or a Live Nation Acquisition Proposal shall be deemed to be a Live Nation Adverse Recommendation Change unless the Live Nation Board in connection with such communication publicly reaffirms its recommendation with respect to this Agreement; provided, further, that in no event shall Live Nation or the Live Nation Board or any committee thereof take, or agree or resolve to take, any action, or make any statement, that would violate Section 5.2(c).

5.3 No Solicitation by Ticketmaster; Ticketmaster Board Recommendation.

(a) Ticketmaster shall not and shall cause its controlled Affiliates not to, and it shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate any Ticketmaster Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to a Ticketmaster Acquisition Proposal, (ii) participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Ticketmaster Acquisition Proposal) with respect to any Ticketmaster Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to a Ticketmaster Acquisition Proposal, (iii) execute or enter into, any Acquisition Agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Ticketmaster Acquisition Proposal, or requiring, or reasonably expected to cause, Ticketmaster to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger (other than a confidentiality agreement referred to in Section 5.2(b)), (iv) take any action to make the provisions of any Takeover Statute (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Ticketmaster Certificate or Ticketmaster Bylaws, inapplicable to any transactions contemplated by a Ticketmaster Acquisition Proposal or (v) resolve, propose or agree to do any of the foregoing. Ticketmaster shall and shall cause its controlled Affiliates to, and it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Ticketmaster Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Ticketmaster Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to the extent that Ticketmaster is entitled to have such documents returned or destroyed, immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives, and, between the date hereof and the Effective Time, take such action as is reasonably necessary to enforce any “standstill” provisions or provisions of similar effect to which it is a party or of which it is a beneficiary.

(b) Notwithstanding Section 5.3(a), at any time following the date of this Agreement and prior to obtaining the Ticketmaster Stockholder Approval, in response to a bona fide written Ticketmaster Acquisition Proposal that the Ticketmaster Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Ticketmaster Proposal, and which Ticketmaster Acquisition Proposal did not result from a breach of Section 5.3(a), Ticketmaster may, subject to compliance with Section 5.3(d), (i) subject to applicable Law, furnish information with respect to Ticketmaster and the Ticketmaster Subsidiaries to the Person making such Ticketmaster Acquisition Proposal (and its Representatives) (provided that all such information has previously been provided to Live Nation or is provided to Live Nation prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to standstill provisions), and (ii) participate in discussions regarding the terms of such Ticketmaster Acquisition Proposal and the negotiation of such terms with, and only with, the Person making such Ticketmaster Acquisition Proposal (and such Person’s Representatives).

(c) Except as set forth below in this Section 5.3(c), neither the Ticketmaster Board nor any committee thereof shall (i) withdraw (or modify in any manner adverse to Live Nation), or propose publicly to withdraw (or modify in any manner adverse to Live Nation), the approval, recommendation or declaration of advisability by the Ticketmaster Board or any such committee thereof with respect to this Agreement or recommendation that Ticketmaster stockholders adopt this Agreement or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Ticketmaster Acquisition Proposal (any action in clause (i) or (ii) being referred to as a “Ticketmaster Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Ticketmaster Stockholder Approval, the Ticketmaster Board may make a Ticketmaster Adverse Recommendation Change if:

(i)  (A) Ticketmaster has not breached the provisions of this Section 5.3 in any material respect, (B) in response to a bona fide written Ticketmaster Acquisition Proposal, the Ticketmaster Board has

determined in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Ticketmaster Acquisition Proposal constitutes a Superior Ticketmaster Proposal, (C) Ticketmaster has notified Live Nation in writing, at least five Business Days in advance of such Ticketmaster Adverse Recommendation Change (it being understood that any change in financial terms or other material terms of the relevant Ticketmaster Acquisition Proposal shall extend such period by an additional five Business Days from the date of receipt of the revised Ticketmaster Acquisition Proposal containing such changed terms) that it is considering taking such action, specifying the material terms and conditions of such Superior Ticketmaster Proposal and the identity of the person making such Superior Ticketmaster Proposal and delivering the documents and information required to be delivered pursuant to Section 5.3(d), and (D) during such five Business Day period (as extended, if applicable), Ticketmaster has considered any proposed written adjustments by Live Nation in the terms and conditions of this Agreement, should Live Nation elect to propose adjustments in the terms and conditions of this Agreement such that, after giving effect thereto, such Ticketmaster Acquisition Proposal no longer constitutes a Superior Ticketmaster Proposal and at the end of such five Business Day period (as extended, if applicable) the Ticketmaster Board shall have determined, in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), that such Ticketmaster Acquisition Proposal remains a Superior Ticketmaster Proposal after giving effect to all of the adjustments (if any) which may be offered pursuant to this clause (D); or

(ii)  (A) in response to a material development or change in circumstances occurring or arising after the date hereof (other than any fact, circumstance, effect, change, event or development specified in clauses (i) through (xiii) of the definition of “Material Adverse Effect”) that was neither known to the Ticketmaster Board nor reasonably foreseeable at the date of this Agreement (and which change or development does not relate to a Ticketmaster Acquisition Proposal), the Ticketmaster Board has determined in good faith (after consultation with outside counsel) that failure to make a Ticketmaster Adverse Recommendation Change in light of such change or development would result in a breach of its fiduciary duties under applicable Law, (B) Ticketmaster has notified Live Nation in writing, at least five Business Days in advance of such Ticketmaster Adverse Recommendation Change that it is considering taking such action, specifying in reasonable detail the reasons therefor, and (C) during such five Business Day period, Ticketmaster has considered any proposed written adjustments by Live Nation in the terms and conditions of this Agreement, should Live Nation elect to propose adjustments in terms and conditions of this Agreement.

(d) In addition to the obligations of Ticketmaster set forth in Sections 5.3(a), 5.3(b) and 5.3(c), Ticketmaster shall promptly, and in any event within 24 hours of the receipt thereof, advise Live Nation orally and in writing of any Ticketmaster Acquisition Proposal, the material terms and conditions of any such Ticketmaster Acquisition Proposal (including any changes to such material terms and conditions) and the identity of the person making any such Ticketmaster Acquisition Proposal. Ticketmaster shall (i) keep Live Nation informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms and conditions thereof) of any Ticketmaster Acquisition Proposal, and (ii) provide to Live Nation as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between Ticketmaster or any of its Subsidiaries, on the one hand, and any Person that has made a Ticketmaster Acquisition Proposal, on the other hand, which describes any of the terms or conditions of such Ticketmaster Acquisition Proposal.

(e) Nothing contained in this Section 5.3 shall prohibit Ticketmaster from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, (ii) complying with Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (iii) making any other disclosure to the stockholders of Ticketmaster if, in the good faith judgment of the Ticketmaster Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Ticketmaster Board with respect to this Agreement or a Ticketmaster Acquisition Proposal shall be deemed to be a Ticketmaster Adverse Recommendation Change unless the Ticketmaster Board in connection with such communication publicly reaffirms its recommendation with respect to this Agreement; provided, further, that in no event shall Ticketmaster or the Ticketmaster Board or any committee thereof take, or agree or resolve to take, any action, or make any statement, that would violate Section  5.3(c).

ARTICLE VI

Additional Agreements

6.1 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, Live Nation and Ticketmaster shall jointly prepare and cause to be filed with the SEC a joint proxy statement to be sent to the stockholders of each of Live Nation and Ticketmaster relating to the Live Nation Stockholders Meeting and the Ticketmaster Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and Live Nation shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and Live Nation and Ticketmaster shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Each of Ticketmaster and Live Nation shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement, and the Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of Ticketmaster and Live Nation shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of Ticketmaster and Live Nation shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Ticketmaster and Live Nation (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of Ticketmaster and Live Nation shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of Ticketmaster and Live Nation shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Ticketmaster and Live Nation shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Merger Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Live Nation or any Live Nation Subsidiary, or any change occurs with respect to other information supplied by Live Nation for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Live Nation shall promptly notify Ticketmaster of such event, and Live Nation and Ticketmaster shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to each of Live Nation’s and Ticketmaster’s stockholders. Nothing in this Section 6.1(b) shall limit the obligations of any party under Section 6.1(a).

(c) If prior to the Effective Time, any event occurs with respect to Ticketmaster or any Ticketmaster Subsidiary, or any change occurs with respect to other information supplied by Ticketmaster for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Ticketmaster shall promptly notify Live Nation of such event, and Ticketmaster and Live Nation shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to each of Live Nation’s and Ticketmaster’s stockholders. Nothing in this Section 6.1(c) shall limit the obligations of any party under Section 6.1(a).

(d) Live Nation shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Live Nation Stockholders Meeting for the purposes of seeking the Live Nation Stockholder Approval and any proposal to amend the Live Nation Stock Plan to increase the number of authorized shares of Live Nation Common Stock available for issuance thereunder. Live Nation shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to Live Nation’s stockholders and to hold the Live Nation Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) subject to Section 5.2(c), solicit the Live Nation Stockholder Approval. Live Nation shall, through the Live Nation Board, recommend to its stockholders that they give the Live Nation Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Live Nation Board shall have made a Live Nation Adverse Recommendation Change as permitted by Section 5.2(c). Notwithstanding the foregoing provisions of this Section 6.1(d), if on a date for which the Live Nation Stockholders Meeting is scheduled, Live Nation has not received proxies representing a sufficient number of shares of Live Nation Common Stock to obtain the Live Nation Stockholder Approval, whether or not a quorum is present, Live Nation shall use reasonable best efforts to solicit additional proxies for the purpose of obtaining the Live Nation Stockholder Approval and, in connection therewith, shall make one or more successive adjournments of the Live Nation Stockholders Meeting; provided that the Live Nation Stockholders Meeting shall not be adjourned to a date that is more than 30 days after the date for which the Live Nation Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Live Nation agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Live Nation of any Live Nation Acquisition Proposal or by the making of any Live Nation Adverse Recommendation Change by the Live Nation Board; provided, however, that if the public announcement of a Live Nation Adverse Recommendation Change is less than 10 Business Days prior to the Live Nation Stockholders Meeting, Live Nation shall be entitled to postpone the Live Nation Stockholders Meeting to a date not less than 10 Business Days after such event.

(e) Ticketmaster shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Ticketmaster Stockholders Meeting for the purpose of seeking the Ticketmaster Stockholder Approval Ticketmaster shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to Ticketmaster’s stockholders and to hold the Ticketmaster Stockholders Meeting as soon as practicable after the Form S-4 becomes effective under the Securities Act and (ii) subject to Section 5.3(c), solicit the Ticketmaster Stockholder Approval. Ticketmaster shall, through the Ticketmaster Board, recommend to its stockholders that they give the Ticketmaster Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Ticketmaster Board shall have made a Ticketmaster Adverse Recommendation Change as permitted by Section 5.3(c). Notwithstanding the foregoing provisions of this Section 6.1(e), if on a date for which the Ticketmaster Stockholders Meeting is scheduled, Ticketmaster has not received proxies representing a sufficient number of shares of Ticketmaster Common Stock and Ticketmaster Series A Preferred Stock to obtain the Ticketmaster Stockholder Approval, whether or not a quorum is present, Ticketmaster shall use reasonable best efforts to solicit additional proxies for the purpose of obtaining the Ticketmaster Stockholder Approval and, in connection therewith, shall make one or more successive adjournments of the Ticketmaster Stockholders Meeting; provided that the Ticketmaster Stockholders Meeting shall not be adjourned to a date that is more than 30 days after the date for which the Ticketmaster Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Ticketmaster agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Ticketmaster of any Ticketmaster Acquisition Proposal or by the making of any Ticketmaster Adverse Recommendation Change by the Ticketmaster Board; provided, however, that if the public announcement of a Ticketmaster Adverse Recommendation Change is less than 10 Business Days prior to the Ticketmaster Stockholders Meeting, Ticketmaster shall be entitled to postpone the Ticketmaster Stockholders Meeting to a date not less than 10 Business Days after such event.

6.2 Access to Information; Confidentiality. Subject to applicable Law, upon reasonable prior notice, each of Live Nation and Ticketmaster shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Live Nation and Ticketmaster shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities Laws other than those publicly available in the SEC’s EDGAR (or successor) system and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that (i) either party may withhold any document or information that (A) is subject to the terms of a confidentiality agreement with a third party in effect as of the date of this Agreement (provided that the withholding party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure) or (B) is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), and (ii) if, in the reasonable judgment of Live Nation or Ticketmaster, as the case may be, any Law applicable to Live Nation or Ticketmaster, as the case may be, requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, such party or its Subsidiaries may so restrict or prohibit such access. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. Without limiting the generality of the foregoing, each of Ticketmaster and Live Nation shall, within two Business Days of request by the other party therefor, provide to such other party the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Ticketmaster Common Stock or Live Nation Common Stock, as applicable, would be entitled under Section 220 of the DGCL (assuming such holder met the requirements of such section). All information exchanged pursuant to this Section 6.2 shall be subject to the confidentiality agreement, dated as of December 18, 2008, by and between Live Nation and Ticketmaster (the “Confidentiality Agreement”).

6.3 Required Actions.

(a) Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause the conditions precedent set forth in Article VII to be satisfied, (ii) obtain all necessary Consents or nonactions from any Governmental Entity or other Person which are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated hereby, and (iii) effect or obtain, as applicable, the execution or delivery of additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) In connection with and without limiting Section 6.3(a), promptly following the execution and delivery by the parties of this Agreement, Ticketmaster and Live Nation shall use their reasonable best efforts to secure all required Consents or nonactions from the Governmental Entities from whom Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated hereby and to eliminate each and every other impediment that may be asserted by such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably possible.

(c) In connection with and without limiting the generality of the foregoing, each of Live Nation and Ticketmaster shall:

(i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement (but in no event later than 10 Business Days after the date of this Agreement), an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger;

(ii) use its reasonable best efforts to prepare and file all other necessary registrations, declarations, notices and filings relating to the Merger with other Governmental Entities under any other antitrust, competition, investment, trade regulation or similar Law as soon as reasonably practicable;

(iii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Sections 6.3(b) and 6.3(d);

(iv) give the other reasonable prior notice of any such registration, declaration, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Sections 6.3(b) and 6.3(d)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing or communication;

(v) use its reasonable best efforts to respond as promptly as reasonably practicable under the circumstances to any reasonable inquiries received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, investment, trade regulation or similar Laws for additional information or documentation in connection with antitrust, competition, investment, trade regulation or similar matters (including but not limited to any “second request” under the HSR Act), and not extend any waiting period under the HSR Act or under any other antitrust, competition, investment, trade regulation or similar Law, or enter into any agreement with such Governmental Entities or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; and

(vi) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive communication with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Sections 6.3(b) and 6.3(d)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or communication, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such communication, keep such party reasonably apprised with respect thereto, (D) cooperate in the preparation and filing of, including by permitting the other to review and discuss in advance and by considering in good faith the views of the other in connection with, any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity, and (E) promptly furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger, except that any materials concerning valuation of the other party may be redacted or withheld.

(d) To the extent necessary in order to accomplish the foregoing, Ticketmaster and Live Nation shall use their respective reasonable best efforts to jointly negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Ticketmaster, Live Nation or any of their respective Subsidiaries of any portion of the business, properties or assets of Ticketmaster, Live Nation or any of their respective Subsidiaries; provided, however, that neither Live Nation nor Ticketmaster shall (i) discuss with any Governmental Entity any of the foregoing actions outside the presence of the other unless required to do so by applicable Law or by the applicable Governmental Entity, (ii) be required pursuant to this Section 6.3(d) to commit to or effect any action that is not conditioned upon the consummation of the Merger or (iii) be required to agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action (“Regulatory Conditions”) that, individually or in the aggregate, would reasonably be expected to materially impair the business operations of the Combined Company absent such Regulatory Conditions. For the avoidance of doubt, the parties acknowledge and agree that (x) elimination of projected financial benefits and synergies anticipated to be achieved following the Merger shall not be a basis to assert under this Section 6.3(d) that there may be a material impairment in the business operations of the Combined Company and (y) a material impairment is an effect on the business operations of the Combined Company that would reasonably be expected to have a Material Adverse Effect. If the actions taken by Live Nation and Ticketmaster pursuant to the immediately preceding sentence do not result in the conditions set forth in Section 7.1(d) and 7.1(e) being satisfied, then each of Live Nation and Ticketmaster shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (A) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Merger or any of the other transactions contemplated by this Agreement, and/or (B) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Merger or any of the other transactions contemplated by this Agreement, including by defending any suit, action or other judicial or administrative proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.1(d) or 7.1(e) not to be satisfied; provided that Live Nation and Ticketmaster shall cooperate with one another in connection with, and shall jointly control, all proceedings related to the foregoing; provided, further, that nothing set forth in this Section 6.3(d) shall require Live Nation or Ticketmaster to defend or maintain any such suit, action or other judicial or administrative proceeding, including any appeal therefrom, at any time following the End Date (after giving effect to any extension thereof pursuant to Section 8.1(b)(i)).

6.4 State Takeover Laws. Live Nation and the Live Nation Board and Ticketmaster and the Ticketmaster Board shall use their respective reasonable best efforts (a) to ensure that no Takeover Statute is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (b) if any Takeover Statute becomes applicable to this Agreement or any transaction contemplated by this Agreement, to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

6.5 Indemnification, Exculpation and Insurance.

(a) Live Nation agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers or employees or agents of Ticketmaster and the Ticketmaster Subsidiaries to the fullest extent permissible by their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other similar agreements of Ticketmaster or any of the Ticketmaster Subsidiaries as in effect as of the date of this Agreement, in each case as in effect on the date of this Agreement, shall be assumed by Live Nation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) In the event that Live Nation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Live Nation shall cause proper provision to be made so that the successors and assigns of Live Nation assume the obligations set forth in this Section 6.5.

(c) From and after the Effective Time, Live Nation shall use reasonable best efforts to cause the individuals serving as officers and directors of Ticketmaster or any of the Ticketmaster Subsidiaries immediately prior to the Effective Time and any other Person who is covered by Ticketmaster’s current directors’ and officers’ liability insurance policy to be covered with respect to acts or omissions occurring at or prior to the Effective Time for a period of six years from and after the Effective Time either by the directors’ and officers’ liability insurance policy maintained by Live Nation or by directors’ and officers’ liability insurance policies, issued by reputable insurers, with policy limits, terms and conditions at least as favorable as the limits, terms and conditions in the existing policy of Ticketmaster. Live Nation shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(d) The provisions of this Section 6.5 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.6 Certain Tax Matters.

(a) Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Live Nation, Merger Sub and Ticketmaster shall treat, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any position inconsistent with such treatment.

(b) The parties hereto shall cooperate to obtain (i) an “Unqualified Tax Opinion” (as such term is defined in the Ticketmaster Tax Sharing Agreement), dated as of the Closing Date, with respect to the transactions contemplated hereby, including the Merger, and (ii) Ticketmaster Former Parent’s written acknowledgement that such Unqualified Tax Opinion is in form and substance satisfactory to Ticketmaster Former Parent.

6.7 Transaction Litigation. Live Nation shall give Ticketmaster the opportunity to participate in the defense or settlement of any litigation against Live Nation and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Ticketmaster, which consent shall not be unreasonably withheld, conditioned or delayed. Ticketmaster shall give Live Nation the opportunity to participate in the defense or settlement of any litigation against Ticketmaster and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Live Nation, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.3, each of Live Nation and Ticketmaster shall cooperate, shall cause the Live Nation Subsidiaries and Ticketmaster Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation.

6.8 Section 16 Matters. Prior to the Effective Time, Ticketmaster, Live Nation and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions or deemed dispositions of Ticketmaster Common Stock (including derivative securities with respect to Ticketmaster Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Ticketmaster immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions or deemed acquisitions of Live Nation Common Stock (including derivative securities with respect to Live Nation Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Live Nation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 Certain Corporate Governance and Other Matters. Unless Live Nation and Ticketmaster otherwise agree in writing prior to the Effective Time:

(a) Bylaws. On or prior to the Effective Time, the Live Nation Bylaws shall be amended and restated in the form attached hereto as Exhibit A.

(b) Board of Directors. Prior to the Effective Time, Live Nation shall take all actions as may be necessary to cause (i) the number of directors constituting the Live Nation Board as of the Effective Time to be 14 and (ii) the Live Nation Board as of the Effective Time to be composed of (A) seven directors designated by Live Nation prior to the Effective Time (at least five of whom shall meet the independence standards of the NYSE with respect to Live Nation) and (B) seven directors designated by Ticketmaster prior to the Effective Time, which, for the avoidance of doubt, shall include those directors designated by Liberty Media Corporation (the “Liberty Directors”) pursuant to the Liberty Stockholder Agreement to the extent Liberty Media Corporation exercises its rights thereunder (at least three of whom, including at least one Liberty Director if two Liberty Directors are designated, shall meet the independence standards of the NYSE with respect to Live Nation), in each such case to serve in the classes of directors with terms expiring as set forth on Live Nation Disclosure Schedule 6.9(b).

(c) Committees. Prior to the Effective Time, Live Nation shall take all actions as may be necessary to cause each committee of the Live Nation Board as of the Effective Time to be composed of two directors designated by each of Live Nation and Ticketmaster.

(d) Officers. Prior to the Effective Time, Live Nation shall take all corporate actions as may be necessary to cause (i) the Chairman of the Ticketmaster Board to be elected to serve as the Chairman of the Live Nation Board, (ii) the Chief Executive Officer of Live Nation to be elected to serve as the Chief Executive Officer of Live Nation, (iii) the Chief Executive Officer of Ticketmaster to be elected to serve as the Executive Chairman of Live Nation, in each case effective as of the Effective Time, and (iv) such other action to be taken as is identified in Ticketmaster Disclosure Schedule 6.9(d).

6.10 Requisite Lender Consents. Ticketmaster shall use its reasonable best efforts to obtain, on or before June 10, 2009, the necessary consents (the “Requisite Lender Consents”) of lenders party to the Ticketmaster Credit Facility to allow the Ticketmaster Credit Facility to remain in effect after the Effective Time with no default or event of default thereunder resulting from the Merger or the consummation of the other transactions contemplated hereby, with no (a) reduction of the outstanding amounts or lending or other financing commitments thereunder or (b) shortening of any maturity thereunder; provided, however, that nothing contained in this Section 6.10 shall permit or require Ticketmaster to accept any terms or conditions with respect to the Ticketmaster Credit Facility that are not commercially reasonable (giving effect to the then-current economic environment). Ticketmaster shall deliver to Live Nation copies of all draft agreements to be provided to its lenders in connection with obtaining the Requisite Lender Consents prior to the dissemination thereof, and shall keep Live Nation informed in all material respects of the status of Ticketmaster’s efforts to obtain the Requisite Lender Consents. Live Nation shall cooperate with Ticketmaster to obtain the Requisite Lender Consents to the extent reasonably requested by Ticketmaster.

6.11 Public Announcements. Except with respect to any Ticketmaster Adverse Recommendation Change or Live Nation Adverse Recommendation Change made in accordance with the terms of this Agreement, Live Nation and Ticketmaster shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. Ticketmaster and Live Nation agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

6.12 Stock Exchange Listing. Live Nation shall use its reasonable best efforts to cause the shares of Live Nation Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

6.13 Employee Matters.

(a) Nothing contained herein shall be construed as requiring, and neither party hereto shall take or cause to be taken any action that would have the effect of requiring, Live Nation, any Live Nation Subsidiary, Ticketmaster or any Ticketmaster Subsidiary to continue any specific plans or to continue the employment, or any changes to the terms and conditions of the employment, of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Live Nation, any Live Nation Subsidiary, Ticketmaster or any Ticketmaster Subsidiary to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of such party. Without limiting the scope of Section 9.8, nothing in this Section 6.13 shall confer any rights or remedies of any kind or description upon any current or former employee of Live Nation or Ticketmaster or any other person other than the parties hereto and their respective successors and assigns.

(b) Each of Live Nation and Ticketmaster agrees that, between the date of this Agreement and the Effective Time, without the prior written consent of the other party, it will not and will cause its Subsidiaries not to, directly or indirectly, solicit for hire any director/vice president-level or more senior employee of the other party or its Subsidiaries; provided, however, that the foregoing provision will not prohibit such party from (i) hiring any such individual who has not been employed by the other party during the preceding six months or (ii) making any general public solicitation not designed to circumvent these provisions or hiring any individual who responds to such general public solicitation.

(c) Nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any Live Nation Benefit Plan, Live Nation Foreign Benefit Plan, Ticketmaster Benefit Plan or Ticketmaster Foreign Benefit Plan or any other compensation or benefits plan maintained for or provided to employees, directors or consultants of Live Nation or Ticketmaster prior to or following the Effective Time.

6.14 Formation of Merger Sub, Holdco1 and Holdco2; Accession. Prior to the Effective Time, Live Nation shall form (a) Merger Sub as a Delaware limited liability company that is an indirect, wholly owned Subsidiary of Live Nation that shall be treated as a disregarded entity for federal income tax purposes, (b) a Delaware limited liability company that is an indirect, wholly owned Subsidiary of Live Nation (“Holdco2”) that shall be treated as a disregarded entity for federal income tax purposes and which shall hold all of the outstanding limited liability company interests of Merger Sub, and (c) a Delaware limited liability company that is a direct, wholly owned Subsidiary of Live Nation (“Holdco1”) that shall be treated as a disregarded entity for federal income tax purposes and which shall be the sole member of Holdco2 and whose sole member shall be Live Nation. Immediately prior to the Effective Time, Merger Sub shall be, for federal income tax purposes, disregarded as an entity separate from Live Nation. Promptly after forming Merger Sub, Holdco1 and Holdco2, Live Nation shall cause (i) the Board of Managers of Merger Sub to adopt resolutions (A) approving the execution, delivery and performance of this Agreement, (B) determining that the terms of this Agreement are in the best interests of Merger Sub, (C) declaring this Agreement advisable, and (D) recommending that the sole member of Merger Sub adopt this Agreement and directing that this Agreement be submitted to the sole member of Merger Sub, for adoption; (ii) Merger Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Merger Sub shall be a party hereto for all purposes set forth herein, provided that Live Nation shall give Ticketmaster not less than five Business Days’ notice prior to causing Merger Sub to so accede to this Agreement; and (iii) following Merger Sub’s accession to this Agreement, the sole member of Merger Sub to adopt this Agreement. Notwithstanding any provision herein to the contrary, the obligations of Merger Sub to perform its covenants hereunder shall commence only at the time of its formation. Prior to the Effective Time, each of Merger Sub, Holdco1 and Holdco2 shall not have carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

6.15 Live Nation Rights. Prior to the Effective Time, Live Nation shall take all actions necessary, effective immediately prior to the Effective Time, to (a) exempt the Liberty Parties (as defined in the Liberty Stockholder Agreement) from becoming an “Acquiring Person” under the Rights Agreement between Live Nation and The Bank of New York, as rights agent, dated December 21, 2005 (the “Live Nation Rights Agreement”), so long as the Liberty Parties Beneficial Ownership (as defined in the Liberty Stockholder Agreement) of Equity Securities (as defined in the Liberty Stockholder Agreement) does not exceed the Applicable Percentage (as defined in the Liberty Stockholder Agreement); and (b) ensure that (i) none of Ticketmaster or any Ticketmaster Subsidiary is or becomes an Acquiring Person pursuant to the Live Nation Rights Agreement, (ii) a Distribution Time (as defined in the Live Nation Rights Agreement) does not occur and (iii) the rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of Live Nation issued under the Rights Agreement (the “Live Nation Rights”) do not become exercisable, in the case of each of clauses (i), (ii) and (iii), solely by reason of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

6.16 Series A Preferred Stock. Prior to the Effective Time, Ticketmaster shall have taken the actions set forth on Ticketmaster Disclosure Schedule 6.16 such that at the Effective Time no Ticketmaster Series A Preferred Stock shall remain outstanding.

6.17 Assumption. Effective upon and by virtue of the consummation of the Merger, if the agreement described on Ticketmaster Disclosure Schedule 6.17 has been executed prior to the Effective Time, then Live Nation shall be a party to the agreement listed on Ticketmaster Disclosure Schedule 6.17 and Live Nation shall assume the obligations of Live Nation set forth in the agreement listed on Ticketmaster Disclosure Schedule 6.17 as though Live Nation had executed the agreement listed on Ticketmaster Disclosure Schedule 6.17 and were a party to the agreement listed on Ticketmaster Disclosure Schedule 6.17.

6.18 Voting Agreement. Any Amendment to the Voting Agreement, dated as of the date hereof, by and between Live Nation and Liberty USA Holdings, LLC, or waiver by Live Nation thereunder shall require the approval of a majority of the Qualified Directors (as defined in the Spinco Assignment and Assumption Agreement dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation, and Liberty USA Holdings, LLC) of Ticketmaster.

ARTICLE VII

Conditions Precedent

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Live Nation Stockholder Approval and the Ticketmaster Stockholder Approval shall have been obtained.

(b) Listing. The shares of Live Nation Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) HSR Act. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) Other Approvals. Other than the authorizations, filings and Consents provided for by Sections 1.4 and 7.1(c), all Consents, if any, required to be obtained (i) under any foreign antitrust, competition, investment, trade regulation or similar Laws or (ii) from or of any Governmental Entity, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, shall have been obtained, except for those, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on the Combined

Company or (B) provide a reasonable basis to conclude that Ticketmaster, Live Nation or Merger Sub or any of their Affiliates or any of their respective officers or directors, as applicable, would be subject to the risk of criminal liability.

(e) No Legal Restraints. Except under any foreign antitrust, competition, investment, trade regulation or similar Laws, which shall be governed by Section 7.1(d), no applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition (collectively, the “Legal Restraints”) shall be in effect, and no suit, action or other proceeding shall have been instituted by any Governmental Entity and remain pending which would reasonably be expected to result in a Legal Restraint, in each case, that prevents, makes illegal, or prohibits the consummation of the Merger or that would reasonably be expected to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by Ticketmaster, Live Nation or any of their respective Subsidiaries of any portion of the business, properties or assets of Ticketmaster, Live Nation or any of their respective Subsidiaries, (ii) Ticketmaster, Live Nation or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of Ticketmaster, Live Nation or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of Live Nation to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Ticketmaster Subsidiaries, including the right to vote, or (iv) prohibition or limitation on Live Nation effectively controlling the business or operations of Ticketmaster and the Ticketmaster Subsidiaries, which, in the case of each of clauses (i)-(iv), would reasonably be expected to have a Material Adverse Effect on the Combined Company.

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Live Nation shall have received all state securities or “blue sky” authorizations necessary for the issuance of the Merger Consideration.

(g) Requisite Lender Consents. The Requisite Lender Consents shall have been obtained.

(h) Spin-Off Related Matters. Ticketmaster shall have (i) obtained an “Unqualified Tax Opinion” (as such term is defined in the Ticketmaster Tax Sharing Agreement), dated as of the Closing Date, with respect to the transactions contemplated hereby, including the Merger, (ii) obtained Ticketmaster Former Parent’s written acknowledgement that such Unqualified Tax Opinion is in form and substance satisfactory to Ticketmaster Former Parent, and (iii) delivered a copy of such written acknowledgement to Live Nation. In rendering such opinion, counsel to Ticketmaster shall be entitled to receive and rely upon representations of officers and directors of Ticketmaster, Live Nation, or others reasonably requested by counsel.

7.2 Conditions to Obligation of Ticketmaster. The obligation of Ticketmaster to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Live Nation contained in this Agreement (except for the representations and warranties contained in Sections 3.1, 3.3(a), 3.3(b), and 3.18) shall be true and correct (without giving effect to any limitation as to “materiality” or “Live Nation Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Live Nation Material Adverse Effect, and the representations and warranties of Live Nation contained in Sections 3.1, 3.3(a), 3.3(b), and 3.18 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Ticketmaster shall have received a certificate signed on behalf of Live Nation by an executive officer of Live Nation to such effect.

(b) Performance of Obligations of Live Nation and Merger Sub. Live Nation and Merger Sub shall have performed or complied in all material respects with all material obligations and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date, and

Ticketmaster shall have received a certificate signed on behalf of each of Live Nation and Merger Sub by an executive officer of each of Live Nation and Merger Sub to such effect.

(c) No Live Nation Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development shall have occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Live Nation Material Adverse Effect.

(d) Ticketmaster Tax Opinion. Ticketmaster shall have received an opinion of Wachtell, Lipton, Rosen & Katz, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Ticketmaster, Live Nation, Merger Sub or others reasonably requested by counsel. The condition set forth in this Section 7.2(d) shall not be waivable by Ticketmaster after receipt of the Ticketmaster Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

7.3 Conditions to Obligation of Live Nation. The obligation of each of Live Nation and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Ticketmaster contained in this Agreement (except for the representations and warranties contained in Sections 4.1, 4.3(a), 4.3(b), and 4.18) shall be true and correct (without giving effect to any limitation as to “materiality” or “Ticketmaster Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Ticketmaster Material Adverse Effect, and the representations and warranties of Ticketmaster contained in Sections 4.1, 4.3(a), 4.3(b) and 4.18 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Live Nation shall have received a certificate signed on behalf of Ticketmaster by an executive officer of Ticketmaster to such effect.

(b) Performance of Obligations of Ticketmaster. Ticketmaster shall have performed or complied in all material respects with all material obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Live Nation shall have received a certificate signed on behalf of Ticketmaster by an executive officer of Ticketmaster to such effect.

(c) No Ticketmaster Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development shall have occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Ticketmaster Material Adverse Effect.

(d) Live Nation Tax Opinion. Live Nation shall have received an opinion of Latham & Watkins LLP, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Ticketmaster, Live Nation, Merger Sub or others reasonably requested by counsel. The condition set forth in this Section 7.3(d) shall not be waivable by Live Nation after receipt of the Live Nation Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

ARTICLE VIII

Termination, Fees and Expenses, Amendment and Waiver

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Live Nation Stockholder Approval or the Ticketmaster Stockholder Approval:

(a) by mutual written consent of Ticketmaster and Live Nation;

(b) by either Ticketmaster or Live Nation, upon written notice to the other party:

(i) if the Merger is not consummated on or before 12:01 a.m. Eastern Standard Time on February 10, 2010 (the “End Date”); provided that if by the End Date, any of the conditions set forth in Section 7.1(c), (d), or (e) shall not have been satisfied but all of the other conditions to the consummation of the Merger set forth in Article VII shall have been satisfied (or, in the case of any conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied), the End Date may be extended by either Live Nation or Ticketmaster, in its discretion, by three months from its scheduled expiry (in which case any references to the End Date herein shall mean the End Date as extended); provided, however, that there shall be no more than one extension of the End Date, unless agreed to by both Ticketmaster and Live Nation, and that the right to extend or terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is the result of a breach of this Agreement by such party (including, in the case of Live Nation, Merger Sub) or the failure of any representation or warranty of such party contained in this Agreement to be true and correct;

(ii) if the condition set forth in Section 7.1(e) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied in all material respects with its obligations under Section 6.3;

(iii) if the Live Nation Stockholder Approval is not obtained at the Live Nation Stockholders Meeting duly convened (unless such Live Nation Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(iv) if the Ticketmaster Stockholder Approval is not obtained at the Ticketmaster Stockholders Meeting duly convened (unless such Ticketmaster Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(v) if the condition set forth in Section 7.1(g) is not satisfied on or before June 10, 2009; provided that the terminating party shall have complied in all material respects with its obligations under Sections 6.3 and 6.10; or

(vi) if any circumstance exists or event has occurred which has caused any conditions in Article VII to the terminating party’s obligations to consummate the Merger (other than any condition in Section 7.1(c), (d), or (e)) to become incapable of satisfaction prior to the End Date (provided that the terminating party’s breach of this Agreement has not caused the condition to be unsatisfied);

(c) by Ticketmaster, if Live Nation or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Live Nation contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.2(a) or (b), as the case may be, and (ii) if reasonably capable of being cured, has not been cured prior to the earlier of 30 days after Live Nation’s receipt of written notice of such breach from Ticketmaster or the End Date (provided that Ticketmaster is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Ticketmaster contained herein then fails to be true and correct such that the conditions set forth in Section 7.3(a) or (b), as the case may be, could not then be satisfied);

(d) by Live Nation, if Ticketmaster breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Ticketmaster contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.3(a) or (b), as the case may be, and (ii) if reasonably capable of being cured, has not been cured prior to the earlier of 30 days after Ticketmaster’s receipt of written notice of such breach from Live Nation or the End Date (provided that Live Nation is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Live Nation contained herein then fails to be true and correct such that the conditions set forth in Section 7.2(a) or (b), as the case may be, could not then be satisfied);

(e) by Ticketmaster, in the event that a Live Nation Adverse Recommendation Change shall have occurred; provided that Ticketmaster shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(e) if the Live Nation Stockholder Approval has been obtained at the Live Nation Stockholders Meeting; or

(f) by Live Nation, in the event that a Ticketmaster Adverse Recommendation Change shall have occurred; provided that Live Nation shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(f) if the Ticketmaster Stockholder Approval has been obtained at the Ticketmaster Stockholders Meeting.

8.2 Effect of Termination. In the event of termination of this Agreement by either Live Nation or Ticketmaster as provided in Section 8.1, this Agreement shall forthwith become void and have no effect (other than the last sentence of Section 6.2, Section 8.3, Article IX and this Section 8.2, which provisions shall survive such termination) without any liability or obligation on the part of Ticketmaster, Live Nation or Merger Sub, except in the case of any statement, act, or failure to act by a party that constitutes a material misrepresentation by such party or results in a material breach by such party of any covenant or agreement set forth in this Agreement.

8.3 Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. Notwithstanding the foregoing, Live Nation and Ticketmaster each shall pay 50% of (i) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of the printing, filing and mailing of the Joint Proxy Statement, (ii) any and all filing fees due in connection with the filings required by or under the HSR Act or any other antitrust, competition, investment, trade regulation or similar Law, (iii) as otherwise set forth on Live Nation Disclosure Schedule 8.3 and (iv) as otherwise set forth on Ticketmaster Disclosure Schedule 8.3.

(b) Live Nation shall pay to Ticketmaster a fee of $15,000,000 (the “Termination Fee”) and Ticketmaster’s Expenses if:

(i) Ticketmaster terminates this Agreement pursuant to Section 8.1(e); provided that if either Ticketmaster or Live Nation terminates this Agreement pursuant to Section 8.1(b)(iii) and circumstances would have permitted Ticketmaster to terminate this agreement pursuant to Section 8.1(e), this Agreement shall be deemed terminated pursuant to Section 8.1(e) for purposes of this Section 8.3(b)(i);

(ii) Ticketmaster terminates this Agreement pursuant to Section 8.1(c) as a result of a breach by Live Nation of, or failure by Live Nation to perform, Live Nation’s obligations under Section 6.1(d);

(iii)  (A) prior to the Live Nation Stockholders Meeting, a Live Nation Acquisition Proposal shall have been made to Live Nation or shall have been made directly to the stockholders of Live Nation generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Live Nation Acquisition Proposal, (B) this Agreement is terminated pursuant to Section 8.1(b)(i) (only to the extent that the Live Nation Stockholders

Meeting has not been held) or Section 8.1(b)(iii) and (C) within 12 months of such termination Live Nation enters into a definitive Contract to consummate a Live Nation Acquisition Proposal or a Live Nation Acquisition Proposal is consummated; provided, however, that for the purpose of this Section 8.3(b)(iii), all references in the definition of Acquisition Proposal to “15%” shall instead be deemed to refer to “40%”; or

(iv) (A) prior to the termination of this Agreement, a Live Nation Acquisition Proposal shall have been made to Live Nation or shall have been made directly to the stockholders of Live Nation generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Live Nation Acquisition Proposal, (B) this Agreement is terminated pursuant to Section 8.1(c) (other than under the circumstances set forth in Section 8.3(b)(ii) above) and (C) within 12 months of such termination, Live Nation enters into a definitive Contract to consummate a Live Nation Acquisition Proposal or a Live Nation Acquisition Proposal is consummated; provided, however, that for the purpose of this Section 8.3(b)(iv), all references in the definition of Acquisition Proposal to “15%” shall instead be deemed to refer to “40%”.

Any Termination Fee due under this Section 8.3(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) or (ii) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (iii) or (iv) above, on the date of the first to occur of the events referred to in clause (iii)(C) or (iv)(C) above, as the case may be. Any Expenses of Ticketmaster due under this Section 8.3(b) shall be paid by wire transfer of same-day funds no later than two Business Days after Live Nation’s receipt from Ticketmaster of an itemized statement identifying such Expenses.

(c) Ticketmaster shall pay to Live Nation the Termination Fee and Live Nation’s Expenses if:

(i) Live Nation terminates this Agreement pursuant to Section 8.1(f); provided that if either Ticketmaster or Live Nation terminates this Agreement pursuant to Section 8.1(b)(iv) and circumstances would have permitted Live Nation to terminate this agreement pursuant to Section 8.1(f), this Agreement shall be deemed terminated pursuant to Section 8.1(f) for purposes of this Section 8.3(c)(i);

(ii) Live Nation terminates this Agreement pursuant to Section 8.1(d) as a result of a breach by Ticketmaster of, or failure by Ticketmaster to perform, Ticketmaster’s obligations under Section 6.1(e);

(iii) (A) prior to the Ticketmaster Stockholders Meeting, a Ticketmaster Acquisition Proposal shall have been made to Ticketmaster or shall have been made directly to the stockholders of Ticketmaster generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Ticketmaster Acquisition Proposal, (B) this Agreement is terminated pursuant to Section 8.1(b)(i) (only to the extent that the Ticketmaster Stockholders Meeting has not been held) or Section 8.1(b)(iv) and (C) within 12 months of such termination, Ticketmaster enters into a definitive Contract to consummate a Ticketmaster Acquisition Proposal or a Ticketmaster Acquisition Proposal is consummated; provided, however, that for the purpose of this Section 8.3(c)(iii), all references in the definition of Acquisition Proposal to “15%” shall instead be deemed to refer to “40%”; or

(iv) (A) prior to the termination of this Agreement, a Ticketmaster Acquisition Proposal shall have been made to Ticketmaster or shall have been made directly to the stockholders of Ticketmaster generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Ticketmaster Acquisition Proposal, (B) this Agreement is terminated pursuant to Section 8.1(d) (other than under the circumstances set forth in Section 8.3(c)(ii) above) and (C) within 12 months of such termination, Ticketmaster enters into a definitive Contract to consummate a Ticketmaster Acquisition Proposal or a Ticketmaster Acquisition Proposal is consummated; provided, however, that for the purpose of this Section 8.3(c)(iv), all references in the definition of Acquisition Proposal to “15%” shall instead be deemed to refer to “40%”.

Any Termination Fee due under this Section 8.3(c) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) or (ii) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (iii) or (iv) above, on the date of the first to occur of the events referred to in clause (iii)(C) or (iv)(C) above, as the case may be. Any Expenses of Live Nation due under this Section 8.3(c) shall be paid by wire transfer of same-day funds no later than two Business Days after Ticketmaster’s receipt from Live Nation of an itemized statement identifying such Expenses.

(d) Live Nation and Ticketmaster acknowledge and agree that the agreements contained in Sections 8.3(b) and 8.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Ticketmaster nor Live Nation would enter into this Agreement. Accordingly, if Live Nation fails promptly to pay the amount due pursuant to Section 8.3(b) or Ticketmaster fails promptly to pay the amount due pursuant to Section 8.3(c), and, in order to obtain such payment, the Person owed such payment commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Person owing such payment shall pay to the Person owed such payment its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate, as reported in The Wall Street Journal, in effect on the date such payment was required to be made.

8.4 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Live Nation Stockholder Approval or the Ticketmaster Stockholder Approval; provided, however, that (a) after receipt of the Live Nation Stockholder Approval, there shall be made no amendment that by Law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of Live Nation without the further approval of such stockholders, and (b) after receipt of the Ticketmaster Stockholder Approval, there shall be made no amendment that by Law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of Ticketmaster without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Live Nation shall require the approval of the stockholders of Live Nation unless such approval is required by Law or in accordance with the rules of any relevant stock exchange and no extension or waiver by Ticketmaster shall require the approval of the stockholders of Ticketmaster unless such approval is required by Law or in accordance with the rules of any relevant stock exchange. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.6 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 8.4 or an extension or waiver pursuant to Section 8.5 shall, in order to be effective, require, in the case of Ticketmaster or Live Nation, action by its Board of Directors or the duly authorized designee thereof or, in the case of Merger Sub, action by its Board of Managers or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of Live Nation or the stockholders of Ticketmaster.

ARTICLE IX

General Provisions

9.1 Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer (whether or not in writing) by a third party, with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving Live Nation or Ticketmaster, as the case may be, or any of their respective Subsidiaries; (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary or otherwise) of any business or assets of Live Nation or Ticketmaster, as the case may be, or their respective Subsidiaries representing 15% or more of the consolidated revenues, net income or assets of Ticketmaster or Live Nation, as the case may be, and their respective Subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of Live Nation or Ticketmaster, as the case may be; (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the Live Nation Common Stock or Ticketmaster Common Stock, as the case may be; or (v) any combination of the foregoing (in each case, other than the Merger).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City or Los Angeles.

“Capital Stock” means any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock, whether common or preferred.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means Ticketmaster, the Ticketmaster Subsidiaries, Live Nation and the Live Nation Subsidiaries, taken as a whole, combined in the manner currently intended by the parties.

“Converted Live Nation Equity Awards” means each of Converted Live Nation Options, Converted Live Nation Restricted Stock Units, Converted Live Nation Restricted Stock and Converted Live Nation Director Share Units.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance, violation, liability or obligation, by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (ii) any Environmental Law or any Permit issued pursuant to Environmental Law.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect, in effect at any time.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock). For the avoidance of doubt, assuming the parties’ respective representations in Sections 3.3(a) and 4.3(a) are accurate, the parties acknowledge and agree that, as of the date hereof, the only outstanding Equity Interests of Ticketmaster or Live Nation having voting power are: (i) in the case of Ticketmaster, the Ticketmaster Common Stock (including Ticketmaster Restricted Stock) and the Ticketmaster Series A Preferred Stock; and (ii) in the case of Live Nation, the Live Nation Common Stock (including Live Nation Restricted Stock).

“ERISA Affiliate” means, with respect to any Person, any entity (whether or not incorporated) other than such Person that, together with such Person, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing and mailing of the Joint Proxy Statement, the filing of any required notices under the HSR Act or foreign antitrust, competition, investment, trade regulation or similar Laws, or in connection with other regulatory approvals, and all other matters related to the Merger other transactions contemplated hereby.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, toxic mold, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment; (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person; (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Right” means intellectual property rights of any kind or nature recognized in any applicable jurisdiction worldwide, including all U.S. and foreign (i) patents and patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) trademarks, registered trademarks, service marks, registered service marks, trade dress, logos, trade names and corporate names and the goodwill associated therewith;

(iii) copyrights; (iv) computer programs and software; (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies; (vi) registrations and applications for registration for the foregoing; and (vii) URL and domain name registrations.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after making due inquiry.

“Liberty Stockholder Agreement” means the Stockholder Agreement, of even date herewith, by and among Live Nation, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC.

“Live Nation Acquisition Proposal” means an Acquisition Proposal with respect to Live Nation.

“Live Nation Credit Facility” means the Amended and Restated Credit Agreement, dated as of July 17, 2008, among Live Nation, Inc., Live Nation Worldwide, Inc., and the Foreign Borrowers party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, J.P. Morgan Europe Limited, as London Agent, and Bank of America, N.A., as Syndication Agent.

“Live Nation Material Adverse Effect” means a Material Adverse Effect with respect to Live Nation.

“Live Nation Restricted Stock” means any award of Live Nation Common Stock that is subject to restrictions based on performance or continuing service and granted under any Live Nation Stock Plan.

“Live Nation Stock Option” means any option to purchase Live Nation Common Stock granted under the Live Nation Stock Plan.

“Live Nation Stock Plan” means the Live Nation, Inc. 2005 Stock Incentive Plan, as amended and restated.

“Live Nation Subsidiary” means each Subsidiary of Live Nation; provided that solely with respect to Section 3.3(b), “Live Nation Subsidiary” does not include any non-wholly owned Subsidiary of Live Nation for which the aggregate investment or capital contribution by Live Nation or another Live Nation Subsidiary is less than $2,000,000; provided, further, that for the purposes of Section 5.1(a), any Subsidiary of Live Nation Holdco #2, Inc. shall be deemed to be a wholly owned Live Nation Subsidiary.

“Live Nation Subsidiary Preferred Stock” means collectively, (i) the Series A Redeemable Preferred Stock, par value $0.01 per share, of Live Nation Holdco #2, Inc. and (ii) the Series B Redeemable Preferred Stock, par value $0.01 per share, of Live Nation Holdco #2, Inc.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that is materially adverse to the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of: (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries; (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate; (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (iv) the public announcement or pendency of the

Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners; (v) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate; (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate; (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole; (ix) labor conditions in the United States or any foreign jurisdiction, except to the extent such effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate; (x) any action, suit or other legal proceeding arising from or relating to the Merger or the transactions contemplated by this Agreement; (xi) any action required to be taken pursuant to this Agreement or at the request or with the consent of the other party; (xii) solely with respect to Live Nation, the matters set forth on Live Nation Disclosure Schedule 9.1; or (xiii) solely with respect to Ticketmaster, the matters set forth on Ticketmaster Disclosure Schedule 9.1.

Notwithstanding the foregoing, clauses (iv) and (x) above shall not diminish the effect of, and shall be disregarded for purposes of, the conditions contained in Article VII and the representations and warranties related to Consents, approvals, change in control provisions or similar rights of payment, termination, cancellation or acceleration based upon the entering into this Agreement and consummation of the Merger and the transactions contemplated thereby.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Live Nation included in the Live Nation SEC Documents or Ticketmaster included in the Ticketmaster SEC Documents, as the case may be, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising by operation of Law, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements, which do not materially impair the use of the real property in the operation of the business thereon, (iv) Liens for indebtedness existing as of the date hereof (which indebtedness is described in the Live Nation SEC Documents or Ticketmaster SEC Documents, as the case may be), including Liens required from time to time pursuant to the terms of the documents governing such indebtedness and (v) Liens that, individually or in the aggregate, do not or would not reasonably be expected to materially interfere with the ability of a party and its Subsidiaries to conduct their business as presently conducted.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity or group (as defined in the Exchange Act).

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of

Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person (either alone or through or together with any other Subsidiary).

“Superior Live Nation Proposal” means a Superior Proposal with respect to Live Nation.

“Superior Proposal” means any bona fide written offer made by a third party or group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Live Nation Common Stock or the Ticketmaster Common Stock, as the case may be, or more than 50% of the assets of Live Nation or Ticketmaster, as the case may be, and their respective Subsidiaries, taken as a whole, (i) on terms which the Live Nation Board or the Ticketmaster Board, as the case may be, determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the holders of Live Nation Common Stock or the Ticketmaster Common Stock, as the case may be, than the Merger, taking into account all the terms and conditions of such proposal (including the timing and likelihood of consummation thereof, and any financing condition included therein or the reliability of any debt or equity funding commitments included therein) and this Agreement (after taking into account any changes proposed by Live Nation or Ticketmaster, as the case may be, to the terms of this Agreement pursuant to Section 5.2(c)(i) or 5.3(c)(i), respectively); and (ii) that, taking into account all financial, regulatory, legal and other aspects of such proposal, is reasonably likely to be completed without material modification of its terms.

“Superior Ticketmaster Proposal” means a Superior Proposal with respect to Ticketmaster.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means all federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, unemployment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Ticketmaster Acquisition Proposal” means an Acquisition Proposal with respect to Ticketmaster.

“Ticketmaster Credit Facility” means the Credit Agreement, dated as of July 25, 2008, among Ticketmaster, the Guarantors identified therein, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.

“Ticketmaster Director Share Units” means “share units” as defined in the Ticketmaster Deferred Compensation Plan for Non-Employee Directors.

“Ticketmaster Equity Award” means each of Ticketmaster Restricted Stock, Ticketmaster Restricted Stock Units, Ticketmaster Stock Options and Ticketmaster Director Share Units.

“Ticketmaster Material Adverse Effect” means a Material Adverse Effect with respect to Ticketmaster.

“Ticketmaster Restricted Stock” means any award of Ticketmaster Common Stock that is subject to restrictions based on performance or continuing service and granted under any Ticketmaster Stock Plan or otherwise.

“Ticketmaster Restricted Stock Units” means an award of restricted stock units that provide for settlement in Ticketmaster Common Stock or cash and are granted under the Ticketmaster Stock Plan or otherwise.

“Ticketmaster Stock Option” means any option to purchase Ticketmaster Common Stock granted under any Ticketmaster Stock Plan or otherwise.

“Ticketmaster Stock Plans” means the Ticketmaster 2008 Stock and Annual Incentive Plan and the Ticketmaster Deferred Compensation Plan for Non-Employee Directors.

“Ticketmaster Subsidiary” means each Subsidiary of Ticketmaster; provided that solely with respect to Section 4.3(b), “Ticketmaster Subsidiary” does not include any non-wholly owned Subsidiary of Ticketmaster for which the aggregate investment or capital contribution by Ticketmaster or another Ticketmaster Subsidiary is less than $2,000,000.

“V.I.P. Stock Option” means any option to purchase V.I.P. Common Stock granted under any V.I.P. Stock Plan.

9.2 Cross-References to Other Definitions. Each capitalized term listed below is defined in the corresponding section of this Agreement:

Term	Section
Acquisition Agreement	5.2	(a)
Agreement	Preamble
Certificate	2.1	(c)
Certificate of Merger	1.4
Closing	1.3
Closing Date	1.3
Confidentiality Agreement	6.2
Consent	3.5	(b)
Contract	3.5	(a)
Converted Live Nation Director Share Units	2.3	(a)
Converted Live Nation Option	2.3	(a)
Converted Live Nation Restricted Stock	2.3	(a)
Converted Live Nation Restricted Stock Units	2.3	(a)
DGCL	1.2
DLLCA	1.2
Effective Time	1.4
End Date	8.1	(b)
ERISA	3.10	(a)
Exchange Act	3.5	(b)
Exchange Agent	2.2	(a)
Exchange Fund	2.2	(a)
Exchange Ratio	2.1	(c)
Filed Live Nation Contract	3.14	(a)
Filed Ticketmaster Contract	4.14	(a)
Form S-4	3.5	(b)
GAAP	3.6	(b)
Governmental Entity	3.5	(b)
Grant Date	3.3	(c)
Holdco1	6.14
Holdco2	6.14
HSR Act	3.5	(b)
IRS	3.10	(b)
Joint Proxy Statement	6.1	(a)
Judgment	3.5	(a)

Term	Section
Law	3.5	(a)
Legal Restraints	7.1	(e)
Letter of Transmittal	2.2	(b)
Liberty Directors	6.9	(b)
Liens	3.2	(a)
Live Nation	Preamble
Live Nation Adverse Recommendation Change	5.2	(c)
Live Nation Benefit Plans	3.10	(a)
Live Nation Board	3.4
Live Nation Bylaws	3.1
Live Nation Capital Stock	3.3	(a)
Live Nation CBAs	3.17
Live Nation Certificate	3.1
Live Nation Closing Price	2.2	(f)
Live Nation Common Stock	2.1	(c)
Live Nation Disclosure Schedules	Article III
Live Nation Financial Advisors	3.18
Live Nation Foreign Benefit Plans	3.10	(l)
Live Nation Former Parent	3.9	(b)
Live Nation Leases	3.15	(b)
Live Nation Material Contract	3.14	(a)
Live Nation Permits	3.1
Live Nation Preferred Stock	3.3	(a)
Live Nation Real Properties	3.15	(a)
Live Nation Rights	6.15
Live Nation Rights Agreement	6.15
Live Nation SEC Documents	Article III
Live Nation Stockholder Approval	3.4
Live Nation Stockholders Meeting	3.4
Live Nation Tax Matters Agreement	3.9	(b)
Live Nation Voting Debt	3.3	(b)
Merger	1.2
Merger Consideration	2.1	(c)
Merger Sub	Preamble
Multiemployer Plan	3.10	(a)
NYSE	2.2	(f)
parties	Preamble
Permits	3.1
Regulatory Conditions	6.3	(d)
Representatives	5.2	(a)
Requisite Lender Consents	6.10
SEC	3.5	(b)
Securities Act	3.5	(b)
Share Issuance	3.4
SOX	3.6	(a)
Surviving Company	1.2
Takeover Statute	4.21
Termination Fee	8.3	(b)
Ticketmaster	Preamble
Ticketmaster Adverse Recommendation Change	5.3	(c)
Ticketmaster Benefit Plans	4.10	(a)

Term	Section
Ticketmaster Board	1.7
Ticketmaster Bylaws	4.1
Ticketmaster Capital Stock	4.3	(a)
Ticketmaster CBAs	4.17
Ticketmaster Certificate	4.1
Ticketmaster Common Stock	2.1	(b)
Ticketmaster Disclosure Schedules	Article IV
Ticketmaster Financial Advisors	4.18
Ticketmaster Foreign Benefit Plans	4.10	(l)
Ticketmaster Former Parent	4.9	(b)
Ticketmaster Leases	4.15	(b)
Ticketmaster Material Contract	4.14	(a)
Ticketmaster Permits	4.1
Ticketmaster Real Properties	4.15	(a)
Ticketmaster SEC Documents	Article IV
Ticketmaster Series A Preferred Stock	4.3	(a)
Ticketmaster Spin-Off	4.9	(d)
Ticketmaster Stockholder Approval	4.4
Ticketmaster Stockholders Meeting	4.4
Ticketmaster Tax Sharing Agreement	4.9	(b)
Ticketmaster Voting Debt	4.3	(b)
V.I.P.	4.3	(c)
V.I.P. Common Stock	4.3	(c)

9.3 Interpretation. Where specific language is used to clarify by example a general statement contained herein (such as by using the word “including”), such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The words “include” and “including,” and other words of similar import when used herein shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation.” The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if.” The words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement. Any reference herein to “dollars” or “$” shall mean United States dollars. The words “as of the date of this Agreement” and words of similar import shall be deemed in each case to refer to the date of this Agreement as set forth in the Preamble hereto. The term “or” shall be deemed to mean “and/or.” Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto.

9.4 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.4 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.5 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(a)	if to Ticketmaster, to:

Ticketmaster Entertainment, Inc.

8800 Sunset Boulevard

West Hollywood, CA 90069

Phone: (310) 360-3300

Facsimile: (310) 360-3733

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1000

Facsimile: (212) 403-2000

Attention: Pamela S. Seymon

(b)	if to Live Nation or Merger Sub, to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, CA 90210

Phone: (310) 867-7000

Facsimile: (310) 867-7158

Attention: General Counsel

with a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071-1560

Phone: (213) 485-1234

Facsimile: (213) 891-8763

Attention:	Charles M. Nathan
James P. Beaubien

9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.6 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.8 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Live Nation Disclosure Schedules and the Ticketmaster Disclosure Schedules, the exhibits hereto and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) except for Section 6.5, is not intended to confer upon any Person other than the parties any rights or remedies.

9.9 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE.

9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.11 Specific Enforcement and Forum Selection. The parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in Wilmington, Delaware or, if exclusive jurisdiction of such matter is vested in the Federal courts, any Federal court located in the State of Delaware, in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than those specified in clause (a) of this Section 9.11.

9.12 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.12.

9.13 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

* * *

IN WITNESS WHEREOF, Ticketmaster and Live Nation have duly executed this Agreement as of the date first written above.

TICKETMASTER ENTERTAINMENT, INC.
By:	/s/ Irving Azoff
Name:	Irving Azoff
Title:	Chief Executive Officer
LIVE NATION, INC.
By:	/s/ Michael Rapino
Name:	Michael Rapino
Title:	President and Chief Executive Officer

Acceded to as of :

MERGER SUB

, as Merger Sub

By:
Name:
Title:

ANNEX B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of February 10, 2009, between Live Nation, Inc., a Delaware corporation (“Live Nation”) and Liberty USA Holdings, LLC, a Delaware limited liability company (“Stockholder”).

WHEREAS, Live Nation, Ticketmaster Entertainment, Inc., a Delaware corporation (the “Company”) and, from and after its accession to the Merger Agreement in accordance therewith, a wholly owned subsidiary of Live Nation (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date of this Agreement (as amended pursuant to a Permitted Amendment, the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub (the “Merger”);

WHEREAS, as a condition of Live Nation’s willingness to enter into the Merger Agreement, Live Nation has required Stockholder to enter into this Agreement;

WHEREAS, Stockholder and the Company are parties to the Spinco Assignment and Assumption Agreement (Ticketmaster), dated as of August 20, 2008 (the “Spinco Assumption Agreement”), with IAC/InterActiveCorp, a Delaware corporation (“IAC”) and Liberty Media Corporation, a Delaware corporation (“Liberty”), pursuant to which, among other things, IAC transferred and assigned to the Company, and the Company accepted and assumed, certain rights, benefits, liabilities and obligations applicable to the Company under the Spinco Agreement, dated May 13, 2008 (the “Spinco Agreement” and, as and to the extent assigned to and assumed by Ticketmaster pursuant to the Spinco Assumption Agreement, the “Ticketmaster Spinco Agreement”), by and among IAC, Barry Diller, Liberty and the other parties named therein; and

WHEREAS, Live Nation, the Company, Stockholder and Liberty are simultaneously with the execution of this Agreement entering into a Stockholder Agreement regarding the governance arrangements and other matters following the consummation of the Merger (the “Stockholder Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in this Section 1.

“Acquisition Proposal” has the meaning set forth in the Merger Agreement.

“Additional Owned Shares” means all shares of Company Common Stock and any other equity securities of the Company, which are beneficially owned by Stockholder or any of its Affiliates and over which it has the power to vote and which are acquired after the date hereof and prior to the record date for any meeting of stockholders of the Company or solicitation of written consents of the stockholders of the Company with respect to the Merger Agreement or the transactions contemplated thereby.

“Affiliate” has the meaning set forth in the Merger Agreement; provided, however, that the Company shall be deemed not to be an Affiliate of Stockholder or any of Stockholder’s Affiliates.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Covered Live Nation Shares” means all shares of Live Nation Common Stock and any other equity securities of Live Nation, (x) which are beneficially owned by Stockholder or any of its Affiliates and (y) over which Stockholder or its Affiliates has the power to vote, on the record date for any meeting of stockholders of Live Nation or solicitation of written consents for the stockholders of Live Nation with respect to the Live Nation Stockholder Approval (as defined in the Merger Agreement).

“Covered Shares” means the Owned Shares and Additional Owned Shares.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Governmental Entity” has the meaning set forth in the Merger Agreement.

“Live Nation Common Stock” means the common stock, par value $0.01 per share, of Live Nation.

“Owned Shares” means all shares of Company Common Stock and any other equity securities of the Company, which are issued and outstanding and beneficially owned by Stockholder or any of its Affiliates and over which Stockholder has the power to vote as of the date hereof.

“Permitted Amendment” means any amendment modification, alteration or change to, or any waiver or consent under, the Agreement and Plan of Merger in effect on the date hereof that does not (or the effect of such action does not) (a) change the Exchange Ratio (as defined in the Merger Agreement) or the form of consideration payable in the Merger in a manner adverse to the holders of Company Common Stock, (b) change the federal income tax treatment of the Merger in a manner adverse to exchanging holders of Company Common Stock, the Company or Live Nation, (c) impose supermajority voting requirements on actions taken following the Effective Time by the Board of Directors of Live Nation, or (d) change, amend, modify or alter the Live Nation Certificate (as defined in the Merger Agreement).

“Person” has the meaning set forth in the Merger Agreement.

“Transfer” means, with respect to a security, the transfer, pledge, hypothecation, encumbrance, assignment or other similar disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such security or the beneficial ownership thereof, and each option, agreement, arrangement or understanding to effect any of the foregoing.

2. Voting Agreement.

(a) Until termination of this Agreement in accordance with its terms, at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, Stockholder shall (i) appear at each such meeting if any is held, in person or by proxy or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all Covered Shares (A) in favor of adopting the Merger Agreement, including the agreement of merger contained therein, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions reasonably related thereto submitted to a stockholder vote pursuant to the Merger Agreement and this Agreement (including, without limitation, any Company shareholder approval of employee compensation plans or arrangements or in connection with acquisitions of minority interests of Company subsidiaries), (B) in favor of any adjournment or postponement recommended by the Company with respect to any stockholder meeting with respect to the Merger Agreement and the Merger, (C) against any Ticketmaster Acquisition Proposal or any proposal relating to a Ticketmaster Acquisition Proposal, and (D) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company. Except as contemplated in Section 8, Stockholder shall not commit or agree to take any action inconsistent with the foregoing. For avoidance of doubt, Stockholder shall retain at all times the right to vote such Stockholder’s Covered Shares in such Stockholder’s sole discretion and without any other limitations on those matters other than those set forth in this Section 2(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

(b) Until termination of this Agreement in accordance with its terms, at any meeting of the stockholders of Live Nation, however called, or at any postponement or adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Live Nation is sought, Stockholder shall (i) appear at each such meeting if any is held, in person or by proxy or otherwise cause all Coverned Live Nation Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all Covered Live Nation Shares (A) in favor of approval of the issuance of shares of Live Nation Common Stock in the Merger (the “Share Issuance”), (B) in favor of any adjournment or postponement recommended by Live Nation with respect to any stockholder meeting seeking approval of the Share Issuance, (C) against any Live Nation Acquisition Proposal or any proposal relating to a Live Nation Acquisition Proposal, and (D) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Live Nation. For avoidance of doubt, Stockholder shall retain at all times the right to vote such Covered Live Nation Shares in such Stockholder’s sole discretion and without any other limitations on those matters other than those set forth in this Section 2(b) that are at any time or from time to time presented for consideration to Live Nation’s stockholders generally.

3. No Disposition; Non-Solicitation.

(a) No Disposition. Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, Stockholder shall not (i) offer to Transfer, Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein without the prior written consent of Live Nation, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to any or all of the Covered Shares (other than a power of attorney solicited by, or a proxy granted to, the Company), or (iii) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of Stockholder’s obligations hereunder, except, in each case, as permitted hereunder; provided, that, notwithstanding the foregoing or anything herein to the contrary, Stockholder shall be permitted to effect any Transfer or take any action otherwise prohibited by this Section 3(a) if or to the extent such Transfer or action does not constitute a material breach of the terms and provisions of the Ticketmaster Spinco Agreement (other than any transfer or disposition pursuant to Section 5(d)(i)(4)(i) of the Ticketmaster Spinco Agreement); provided, however, that if the Ticketmaster Spinco Agreement requires that a New Holder Assignment and Assumption Agreement or an Affiliate Assignment and Assumption Agreement, as applicable, be entered into in connection with any transfer or disposition of Covered Shares, then, as a condition to any such transfer or disposition, the Stockholder shall require that the transferee in such transfer or disposition agree to be bound by all of Stockholder’s obligations under this Agreement as they relate to the Ticketmaster Common Stock; provided, further, that no Hedging Transaction or Stock Lending Transaction (as those terms are defined in the Ticketmaster Spinco Agreement) shall be entered into which would prevent Liberty from voting a number of shares equal to the number of Owned Shares in accordance with Section 2 of this Agreement. Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 3(a) shall be null and void.

(b) Non-Solicitation. Stockholder hereby agrees that Stockholder shall not, and shall cause its Affiliates, representatives and agents (including its investment bankers, attorneys and accountants) (collectively, its “Representatives”) not to, directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any subsidiaries of the Company to, enter into any agreement with, or otherwise take any other action to assist or facilitate, any person (other than Live Nation or Merger Sub or any of their respective Representatives) relating to any Ticketmaster Acquisition Proposal. For purposes of this Section 3(b), Ticketmaster Acquisition Proposal does not include any transaction in shares of Company Common Stock permitted by the Ticketmaster Spinco Agreement. Stockholder shall immediately cease any existing activities, discussions or negotiations conducted heretofore with respect to any Ticketmaster Acquisition Proposal. Stockholder shall immediately communicate to Live Nation and the Company the terms of any Ticketmaster Acquisition Proposal (or any discussion, negotiation or inquiry with respect thereto) and the identity of the person making such Ticketmaster Acquisition Proposal or inquiry which it may receive. Stockholder shall keep Live Nation and the Company fully informed, on a current basis, of the status and terms of any such Ticketmaster Acquisition Proposal or inquiry. In furtherance of the foregoing, Stockholder agrees to comply with the restrictions set forth in Section 6 of the Ticketmaster Spinco Agreement and hereby waives any right to make a Competing Offer (as defined in the Ticketmaster Spinco Agreement) thereunder with respect to the Merger or the transactions contemplated thereby. Any violation of the foregoing restrictions by Stockholder or any of its Representatives shall be deemed to be a material breach of this Agreement by Stockholder.

4. Additional Agreements.

(a) Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Covered Shares (other than pursuant to the Merger), (i) the type and number of Covered Shares shall be adjusted appropriately and (ii) this Agreement and the obligations hereunder shall automatically attach to any additional Covered Shares or other securities or rights of the Company issued to or acquired by Stockholder or any of its Affiliates.

(b) Waiver of Appraisal and Dissenters’ Rights and Actions. Stockholder hereby (i) waives and agrees not to exercise any applicable rights of appraisal or rights to dissent from the Merger that Stockholder may have and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merger Sub, Live Nation or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, including any claim (x) challenging the validity of or seeking to enjoin the operation of, any provision of this Agreement, other than claims or actions arising out of any breach of this Agreement or the Stockholder Agreement by the Company or Live Nation, or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the negotiation, execution and delivery of the Merger Agreement.

(c) Communications. Stockholder hereby (i) consents to and authorizes the publication and disclosure by the Company or Live Nation of Stockholder’s identity and holding of Covered Shares, and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that the Company or Live Nation reasonably determines to be necessary in the Registration Statement on Form S-4 or Joint Proxy Statement (as defined in the Merger Agreement) or in any press release issued in connection with the Merger and (ii) agrees as promptly as practicable to notify the Company and Live Nation of any required corrections with respect to any written information supplied by it specifically for use in the Joint Proxy Statement.

(d) Additional Owned Shares. Other than in connection with any Hedging Transaction or Stock Lending Transaction, Stockholder hereby agrees, while this Agreement is in effect, to notify Live Nation promptly in writing of the number and description of any Additional Owned Shares.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Live Nation as of the date hereof as follows:

(a) Title. Stockholder is the record and beneficial owner of, and has the power to vote, except as otherwise provided in the Ticketmaster Spinco Agreement, the shares of Company Common Stock set forth on Schedule I (the “Disclosed Owned Shares”). The Disclosed Owned Shares constitute all of the capital stock and any other equity securities of the Company owned of record or beneficially by Stockholder and its Affiliates on the date hereof and neither Stockholder nor any of its Affiliates is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of the Company Common Stock or any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock or such other equity securities, in each case other than the Disclosed Owned Shares. Stockholder has voting power, power of disposition with respect to the matters set forth in Sections 2, 3 and 4, in each case with respect to all of the Disclosed Owned Shares with no limitations, qualifications or restrictions on such rights which would prevent Stockholder’s performance of its obligations thereunder, subject to applicable securities laws, any Hedging Transaction or Stock Lending Transaction (existing or which may be engaged in accordance with the Ticketmaster Spinco Agreement), the Ticketmaster Spinco Agreement and the terms of this Agreement. Except as permitted by this Agreement or the Ticketmaster Spinco Agreement, the Disclosed Owned Shares and the certificates representing such shares, if any, are now held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a Stockholder in respect of the Disclosed Owned Shares (other than as created by this Agreement).

(b) Authority. Stockholder has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform all of its obligations under this Agreement and to consummate the transactions contemplated hereby, and no other limited liability company proceedings or actions on the part of Stockholder are necessary to authorize the execution or delivery of this Agreement, the performance of Stockholder’s obligations under this Agreement, or the consummation of the transactions contemplated hereby.

(c) Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due authorization, execution and delivery hereof by Live Nation, constitutes a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms.

(d) No Conflict or Default. Subject to the Company’s consent under the Ticketmaster Spinco Agreement to Stockholder entering into this Agreement and performing its obligations hereunder, none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, stockholders agreement or voting trust, to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Entity that is applicable to Stockholder or any of Stockholder’s properties or assets, or (iii) constitute a violation by Stockholder of any law or regulation of any jurisdiction, in each case, except for any conflict, breach, default or violation described which would not adversely effect in any material respect the ability of Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

6. Representations and Warranties of Live Nation. Live Nation hereby represents and warrants to Stockholder as of the date hereof as follows:

(a) Authority. Live Nation has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and no other corporate proceedings or actions on the part of Live Nation are necessary to authorize the execution or delivery of this Agreement, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by Live Nation and, assuming due authorization, execution and delivery hereof by Stockholder, constitutes a legal, valid and binding agreement of Live Nation, enforceable against Live Nation in accordance with its terms.

(c) No Conflict or Default. None of the execution and delivery of this Agreement by Live Nation, the consummation by Live Nation of the transactions contemplated hereby or compliance by Live Nation with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, stockholders agreement or voting trust, to which Live Nation is a party or by which Live Nation or any of Live Nation’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Entity that is applicable to Live Nation or any of Live Nation’s properties or assets, or (iii) constitute a violation by Live Nation of any law or regulation of any jurisdiction, in each case, except for any conflict, breach, default or violation described which would not adversely effect in any material respect the ability of Live Nation to perform its obligations hereunder or consummate the transactions contemplated hereby.

7. Termination. The term (the “Term”) of this Agreement shall commence on the date hereof and shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of the Ticketmaster Stockholders Meeting (as defined in the Merger Agreement), or if such meeting is adjourned or postponed, the date of the final adjournment or postponement thereof, if the Ticketmaster Stockholder Approval (as defined in the Merger Agreement) is not obtained at such meeting, adjournment or postponement, as applicable, and (iv) the date prior to the Effective Time that (x) Live Nation materially breaches this Agreement, (y) Live Nation or the Company materially breaches the Stockholder Agreement or (z) the Agreement and Plan of Merger in effect on the date hereof is amended, modified, altered or changed, or a party to the Merger Agreement waives any term, condition or provision of the Agreement and Plan of Merger in effect on the date hereof, in any case, other than any such action that constitutes a Permitted Amendment; provided that (A) nothing herein shall relieve any party hereto from liability for any breach of this Agreement prior to such termination and (B) Sections 7 and 9 shall survive any termination of this Agreement.

8. No Limitation. Notwithstanding anything to the contrary set forth herein, nothing in this Agreement shall be construed to prohibit Stockholder or any of its Affiliates, officers, directors, agents or representatives who is an officer or member of the Board of Directors of the Company from taking any action solely in his or her capacity as an officer or member of the Board of Directors of the Company or from taking any action with respect to any Acquisition Proposal as an officer or member of such Board of Directors.

9. Miscellaneous.

(a) Future Assurances. At the other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to implement the provisions of this Agreement.

(b) Waiver and Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Except as otherwise provided in this Agreement, any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

(c) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to Live Nation, to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, CA 90210

Phone: (310) 867-7000

Facsimile: (310) 867-7158

Attention: General Counsel

with a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071-1560

Phone: (213) 485-1234

Facsimile: (213) 891-8763

Attention:	Charles M. Nathan
James P. Beaubien

(ii) if to Stockholder, at the address provided on Schedule I.

(d) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (together with Schedule I) (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the matters set forth herein and (ii) except as provided in the following sentence, is not intended to confer upon any Person other than the parties hereto any rights or remedies. The Company is a third-party beneficiary of the covenants and representations set forth in this Agreement.

(g) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE

(h) Assignment. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(i) Specific Enforcement and Forum Selection. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (i) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in Wilmington, Delaware or, if exclusive jurisdiction of such matter is vested in the Federal courts, any Federal court located in the State of Delaware, in the event any dispute arises out of this Agreement; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement in any court other than those specified in clause (i) of this Section 10(i), and (iv) to the fullest extent permitted by applicable law, agrees not to assert that (x) any suit, action or proceeding brought in any court specified in clause (i) of this Section 10(i) pursuant to this Section 10(i) is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper and (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(b). Nothing in this Section 10(i), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(j) Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 10(j).

(k) Expenses. Except as otherwise provided herein, each party hereto shall pay such party’s own expenses incurred in connection with this Agreement.

(l) No Ownership Interest. Nothing contained in this Agreement shall be deemed, upon execution, to vest in the Company or Live Nation any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Stockholder, and none of the Company or Live Nation shall have any authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or Live Nation, as applicable, or exercise any power or authority to direct Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

*     *     *

IN WITNESS WHEREOF, Live Nation and Stockholder have each duly executed this Agreement as of the date first written above.

LIVE NATION, INC.

By:	/s/ Michael Rapino
Name:	Michael Rapino
Title:	President and Chief Executive Officer

LIBERTY USA HOLDINGS, LLC

By: Liberty Programming Company LLC, its sole member and manager

By: LMC Capital LLC, its sole member and manager

By:	/s/ Mark D. Carleton
Name:	Mark D. Carleton
Title:	Senior Vice President

SCHEDULE I

Stockholder Name	Address	Shares Owned
Liberty USA Holdings, LLC	12300 Liberty Blvd. Englewood CO, 80112	16,643,957

ANNEX C

STOCKHOLDER AGREEMENT

This Stockholder Agreement (this “Agreement”), dated as of February 10, 2009, is by and among Live Nation, Inc., a Delaware corporation (the “Company”), Liberty Media Corporation, a Delaware corporation (as defined below), Liberty USA Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Liberty (“Liberty Holdings”), and Ticketmaster Entertainment, Inc., a Delaware corporation (“Ticketmaster”).

WHEREAS, simultaneously with the execution of this Agreement, Live Nation and Ticketmaster are entering into an Agreement and Plan of Merger dated of even date herewith (the “Merger Agreement”) providing for, among other matters, the merger of Ticketmaster with and into an indirect wholly owned subsidiary of Live Nation pursuant to which the shares of Common Stock, par value $0.01 per share, of Ticketmaster (“Ticketmaster Common Stock”) will, upon the terms and subject to the conditions set forth therein, be converted into the right to receive shares of Common Stock, par value $0.01 per share, of Live Nation (“LN Common Stock”) (capitalized terms used but not defined herein have the meanings given such terms in the Merger Agreement);

WHEREAS, Ticketmaster, Liberty, Liberty Holdings and IAC/InterActiveCorp are parties to that certain Spinco Assignment and Assumption Agreement, dated as of August 20, 2008 (the “Spinco Agreement Assumption”), relating to the Spinco Agreement referenced therein (the “Spinco Agreement”) (the Spinco Agreement as and to the extent assigned to and assumed by Ticketmaster pursuant to the Spinco Agreement Assumption is herein referred to as the “Ticketmaster Spinco Agreement”);

WHEREAS, (i) as of the date hereof Liberty Holdings is the record and beneficial owner of 16,643,957 shares (the “Liberty Share Number”) of Ticketmaster Common Stock and (ii) Live Nation and Liberty Holdings are simultaneously with the execution of this Agreement entering into a Voting Agreement with respect to the Merger Agreement and the other transactions contemplated thereby; and

WHEREAS, the parties desire to set forth certain understandings and agreements with respect to governance arrangements and other matters following the consummation of the Merger.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.	Definitions

“Affiliate” shall have the meaning given such term in Rule 12b-2 under the Exchange Act. For purposes of this definition, (i) natural persons shall not be deemed to be Affiliates of each other and (ii) neither Ticketmaster nor Live Nation shall be deemed to be an Affiliate of Liberty or its Affiliates.

“Applicable Percentage” means 35%; provided that if after the Effective Time, any Liberty Party Transfers Beneficial Ownership of any Equity Securities (other than a Transfer to Liberty or Liberty Holdings or to another Affiliate of Liberty that, in accordance with this Agreement, becomes a Liberty Party in connection with such Transfer), (i) if such Transfer is not a Qualified Block Transfer or an Excluded Affiliate Transfer, the then-applicable Applicable Percentage shall be reduced by the Ownership Percentage so Transferred, (ii) in the case of a Qualified Block Transfer, the Applicable Percentage applicable to the Qualified Block Transferee shall be the Applicable Percentage applicable to the transferor immediately prior to such Transfer, and (iii) that upon the consummation of (x) a Qualified Block Transfer, this Agreement will be terminated pursuant to Section 9(c)(iii) as to the Person Transferring such Equity Securities, and (y) an Excluded Affiliate Transfer, the Applicable Percentage applicable to Liberty shall be 5% so long as the primary purpose for Liberty’s acquisition of Equity Securities following such Excluded Affiliate Transfer is not the circumvention of limits on Ownership Percentage set forth herein.

“Assignment and Assumption Agreement” means a New Holder Assignment and Assumption Agreement or an Affiliate Assignment and Assumption Agreement.

“Beneficial Ownership” or “Beneficially Own” shall have the meaning given such term in Rule 13d-3 under the Exchange Act and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such Rule; provided, however, that for purposes of determining any Person’s Beneficial Ownership, such Person shall be deemed to be the Beneficial Owner of any Equity Securities which may be acquired by such Person (disregarding any legal impediments to such Beneficial Ownership), whether within 60 days or thereafter, upon the conversion, exchange, redemption or exercise of any warrants, options, rights (excluding the Live Nation Rights) or other securities issued by Live Nation or any subsidiary thereof. Notwithstanding anything to the contrary set forth herein, (x) (i) prior to the delivery to any counterparty of Equity Securities in final settlement of a Qualified Hedging Transaction and (ii) with respect to any Qualified Stock Lending Transactions until such time as the lending Liberty Party no longer has a right to the return of the securities lent thereunder, Liberty will be deemed to Beneficially Own all Equity Securities subject to such Qualified Hedging Transaction or Qualified Stock Lending Transaction and (y) prior to the pledgee commencing action to foreclose upon any Equity Securities pledged in any Qualified Pledge, any such pledged Equity Securities will be deemed Beneficially Owned by the pledging party.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized or required by law to remain closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Distribution Transaction” involving any Person which Beneficially Owns Equity Securities means any transaction pursuant to which the equity interests of (i) such Person or (ii) any Person that directly or indirectly owns a majority of the equity interests of such Person are distributed (whether by redemption, dividend, share distribution, merger or otherwise) (the Person the equity interests of which are being distributed in the Distribution Transaction, the “Distributed Company”) to all the holders of one or more classes or series of the common stock of Parent Company that are registered under Section 12(b) or 12(g) of the Exchange Act (all the holders of one or more such classes or series, “Parent Company Holders”), on a pro rata basis with respect to each such class or series, or such equity interests of such Person are available to be acquired by Parent Company Holders (including through any rights offering, exchange offer, exercise of subscription rights or other offer made available to Parent Company Holders), on a pro rata basis with respect to each such class or series, whether voluntary or involuntary.

“Equity Securities” means the equity securities of Live Nation, including shares of LN Common Stock and shares of LN Common Stock or other equity securities of Live Nation issuable upon exercise, conversion, exchange or redemption of any warrants, options, rights (excluding the Live Nation Rights) or other securities issued by Live Nation or any subsidiary thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities Exchange Commission promulgated thereunder (as in effect on the date of this Agreement).

“Excluded Affiliate Transfer” is defined within the definition of Qualified Block Transfer.

“Fall-Away Date” means the first date on which the aggregate number of shares of LN Common Stock Beneficially Owned by Liberty falls below 50% of the Initial Share Number or, if earlier, following the second anniversary of the Effective Time, the first date on which Liberty’s Ownership Percentage first falls below 5%.

“Independent Director” means a director of Live Nation that is, as to Live Nation, “independent” within the meaning of the rules and regulations of the NYSE, or, if the LN Common Stock is not at the time of determination listed on the NYSE, the rules and regulations of such other national securities exchange on which such securities are primarily traded.

“Initial Share Number” means the aggregate number of shares of LN Common Stock issuable to the Liberty Parties in the Merger, but in no event greater than the product of the Liberty Share Number multiplied by the Exchange Ratio; provided, that the Initial Share Number (and such product) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, subdivision, combination, reclassification or similar event in respect of the LN Common Stock after the date of this Agreement.

“Liberty” means Liberty Media Corporation, a Delaware corporation; provided that from and after the date of an Excluded Affiliate Transfer, the term “Liberty” will be deemed to refer to the Distributed Company Beneficially Owning shares of LN Common Stock.

“Liberty Director” means (x) any person designated by Liberty to serve on the Board of Directors of Live Nation who is reasonably acceptable to the Board of Directors of Ticketmaster (in the case of persons designated by Liberty to so serve effective as of the Effective Time) or (y) any person designated to serve on the Board of Directors of Live Nation by Liberty who is reasonably acceptable to a majority of those directors of Live Nation that are not Liberty Directors (in all other cases); provided, that any Person designated by Liberty pursuant to the Ticketmaster Spinco Agreement and serving on the Board of Ticketmaster prior to the Effective Time will be deemed reasonably acceptable to Ticketmaster.

“Liberty Parties” means (x) Liberty, (y) Liberty Holdings and (z) each Affiliate of Liberty that acquires record ownership of any Equity Securities, in the case of a Person described in clause (y) or (z), until such time as such Person is not an Affiliate of Liberty or ceases to have record ownership of any Equity Securities.

“New Holder Assignment and Assumption Agreement” means an agreement in the form of Exhibit 1 hereto, which, for the avoidance of doubt, shall not include any transfer of any right of the Liberty Parties set forth in Section 2 except in the case of an Excluded Affiliate Transfer.

“NYSE” means the New York Stock Exchange, Inc., or, if the LN Common Stock is not at the time of determination listed on the NYSE, the rules and regulations of such other national securities exchange on which such securities are primarily traded.

“Ownership Percentage” of any Person means, at any time, the ratio, expressed as a percentage, of (i) the Total Voting Power of the Equity Securities Beneficially Owned by such Person and its Affiliates to (ii) the sum of (x) the Total Voting Power of the Total Equity Securities and (y) with respect to such Person, the Total Voting Power of the shares of LN Common Stock included in clause (i) that are issuable upon conversion, exchange, redemption or exercise of Equity Securities that are not included in clause (x).

“Parent Company” means the publicly traded Person which Beneficially Owns, through an unbroken chain of majority-owned subsidiaries, the Person having record ownership of the Equity Securities. For purposes of this definition, the term “publicly traded” means that the Person in question (x) has a class or series of equity securities registered under Section 12(b) or 12(g) of the Exchange Act or (y) is required to file reports pursuant to Section 15(d) of the Exchange Act.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or department or agency of a government.

“Qualified Block Transfer” means a Transfer, in a single transaction of all the Equity Securities Beneficially Owned at such time by the Liberty Parties or a Qualified Block Transferee or their respective Affiliates to a Qualified Block Transferee; provided that in no event shall (a) the first Excluded Affiliate Transfer be deemed hereunder to be a Qualified Block Transfer or (b) more than two Transfers to Qualified Block Transferees (other than the first Transfer to a Qualified Block Transferee acquiring shares in connection with an Excluded Affiliate Transfer) be deemed hereunder to be a Qualified Block Transfer.

“Qualified Block Transferee” means a Person (including, for the avoidance of doubt, a Person that is, at the time of any Transfer to it, an Affiliate of Liberty which thereafter by reason of a Distribution Transaction (such Distribution Transaction, an “Excluded Affiliate Transfer”) ceases to be an Affiliate of Liberty) (i) whose Ownership Percentage, after giving effect to such Transfer, would not exceed the Applicable Percentage and (ii) that, prior to such Transfer, shall have (along with the applicable Transferring Persons) executed and delivered to Live Nation a New Holder Assignment and Assumption Agreement.

“Qualified Director” means any member of the Board of Directors of Live Nation other than a director who (i) is a Liberty Director, (ii) is an officer or employee of Live Nation or (iii) was not nominated by the Nominating and/or Governance Committee of the Board of Directors of Live Nation in his or her initial election to such Board of Directors following the Effective Time and for whose election any Liberty Party voted shares. In the event that no person who would otherwise be a Qualified Director is serving on the Board of Directors of Live Nation (unless the failure to have a Qualified Director is a result of action taken by directors who are not Qualified Directors), the Board of Directors of Live Nation shall appoint a new director who qualifies as an Independent Director and such person shall be considered a Qualified Director for all purposes under this Agreement. For the avoidance of doubt, wherever this Agreement requires the approval or consent of, or other action by, a majority of the Qualified Directors with respect to any matter, no such approval, consent or other action may be obtained or taken at any such time as there are no Qualified Directors.

“Qualified Hedging Transaction” means any transaction involving a Liberty Party, a Qualified Block Transferee or any Affiliate thereof whereby the counterparty engages in a (i) short sale, (ii) purchase, sale or grant of any right (including any put or call option), or (iii) forward sale (whether for a fixed or variable number of shares or at a fixed or variable price) of or with respect to, or any loan secured by, any LN Common Stock or any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from any LN Common Stock, and such term includes (a) the pledge by any Liberty Party, a Qualified Block Transferee or any Affiliate thereof of any LN Common Stock in connection with any of the foregoing to secure the obligations of the pledgor under a Qualified Hedging Transaction and (b) the pledge of a Qualified Hedging Transaction itself to secure any extension of credit to a party based, in whole or part, on the value thereof, provided in all cases that the counterparty to such transaction is a financial institution in the business of engaging in such transactions.

“Qualified Pledge” means a pledge of Equity Securities in connection with a secured borrowing transaction and not otherwise within the meaning of the definition of Qualified Hedging Transaction, the pledgee with respect to which is a financial institution in the business of engaging in secured lending and similar transactions.

“Qualified Stock Lending Transaction” means a transaction whereby the Liberty Parties and their Affiliates lend shares of LN Common Stock to a third party or permit a third party to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business, such shares of LN Common Stock, provided in all cases that the counterparty to such transaction is a financial institution in the business of engaging in such transactions.

“Rights Offering” means the issuance by Live Nation to existing holders of LN Common Stock of rights to buy, within a fixed time period, a proportional number of newly issued shares of LN Common Stock or other Equity Securities.

“Second Qualified Block Transfer” means the second Qualified Block Transfer following the Effective Time.

“Total Equity Securities” at any time shall mean, subject to the next sentence, the total number of Live Nation’s outstanding Equity Securities. Any Equity Securities Beneficially Owned by a Person that are not outstanding Voting Securities but that, upon exercise, conversion or exchange, would become Voting Securities, shall be deemed to be outstanding for the purpose of computing Total Equity Securities and the percentage of Equity Securities owned by such Person but shall not be deemed to be outstanding for the purpose of computing Total Equity Securities and the percentage of the Equity Securities owned by any other Person.

“Total Voting Power” of any Equity Securities at any time shall mean, subject to the next sentence, the aggregate number of votes entitled to be cast generally in the election of directors by the holders of such securities. Any Equity Securities Beneficially Owned by a Person that are not outstanding Voting Securities but that, upon exercise, conversion or exchange, would become Voting Securities, shall be deemed to be outstanding and to have full voting power for the purpose of computing Total Voting Power of the Equity Securities Beneficially Owned by such Person but shall not be deemed to be outstanding or have such voting power for the purpose of computing Total Voting Power of the Equity Securities Beneficially Owned by any other Person or (except in calculating the Total Voting Power of a Person who Beneficially Owns Voting Securities that are not outstanding) Total Voting Power of the Total Equity Securities.

“Transfer” by any Person means directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Equity Securities Beneficially Owned by such Person or of any interest (including any voting interest) in any Equity Securities Beneficially Owned by such Person; provided, however, that no Transfer of Equity Securities shall be deemed to have occurred as a result of the entry into, modification of or existence of any Qualified Hedging Transaction until such time as LN Common Stock is delivered upon settlement or termination of such Qualified Hedging Transaction. For the avoidance of doubt, a transfer of control of the direct or indirect Beneficial Owner of Equity Securities is a Transfer of such Equity Securities for purposes of this Agreement.

“Voting Securities” shall mean at any particular time (i) the LN Common Stock, (ii) shares of any other class of capital stock of Live Nation or a subsidiary thereof then entitled to vote in the election of any directors of Live Nation generally and (iii) any securities of Live Nation or any subsidiary thereof then convertible or exchangeable into shares of any class of capital stock of Live Nation then entitled to vote in the election of any directors of Live Nation generally; provided, that with respect to clauses (ii) and (iii), any securities which would become Voting Securities upon the occurrence or non-occurrence of any event, receipt of any governmental approval or passage of time will be deemed Voting Securities for purposes of this Agreement as of the date of original issuance of such securities.

2.	Live Nation Board and Related Matters

(a) (i) Effective as of the Effective Time until the Fall-Away Date, Liberty shall have the right to nominate up to two (2) Liberty Directors; provided that one of such Liberty Directors must at all times qualify as an Independent Director (it being understood that in the event a Liberty Director qualifying as an Independent Director ceases for any reason to so qualify, Liberty shall not be deemed to be in breach of this Section 2(a)(i) so long as Liberty takes prompt action to cause such Liberty Director to resign from the Board of Directors);

(ii) Live Nation shall (w) cause each such Liberty Director to be elected or appointed to the Board of Directors of Live Nation effective as of the Effective Time (with one such Liberty Director elected or appointed to serve in the class of directors with a term expiring at the first annual meeting of stockholders of Live Nation following the Effective Time and the second such Liberty Director elected or appointed to serve in the class of directors with a term expiring at the third annual meeting of stockholders of Live Nation following the Effective Time), (x) following the Effective Time, cause each such applicable Liberty Director to be included in the slate of nominees recommended by the Board of Directors of Live Nation to Live Nation’s stockholders for election as a director at each annual meeting of the stockholders of Live Nation in the event the term of any such Liberty Director shall be expiring at such annual meeting of stockholders of Live Nation, (y) from and after the Effective Time, use commercially reasonable efforts to cause the election of each such Liberty Director, including soliciting proxies in favor of the election of such persons and (z) take all action necessary to cause the entire Board of Directors of Live Nation as of the Effective Time to be comprised of fourteen (14) directors; and

(iii) effective as of the Effective Time until the Fall-Away Date, in the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any such Liberty Director, Liberty shall, subject to the proviso to clause (i) of this Section 2(a), have the right to designate a replacement or additional Liberty Director to fill such vacancy, and Live Nation shall use commercially reasonable efforts to cause such vacancy to be filled with the replacement or additional Liberty Director so designated.

(b) Following the Fall-Away Date, upon the written request of Live Nation, Liberty shall use its commercially reasonable efforts to cause any Liberty Director then serving on the Board of Directors of Live Nation to promptly resign from such Board of Directors.

(c) Effective as of the Effective Time until the Fall-Away Date, (i) one Liberty Director serving on the Board of Directors of Live Nation will be appointed to serve on the Audit Committee of the Board of Directors of Live Nation provided that such Liberty Director (x) meets the independence requirements of the NYSE and the Sarbanes-Oxley Act of 2002 (or any applicable successor requirement) for such service and (y) is financially literate, as such qualification is interpreted by the Board of Directors of Live Nation, (ii) one Liberty Director specified by Liberty (who may be the same Liberty Director serving on the Audit Committee) will be appointed to serve on the Compensation Committee of the Board of Directors of Live Nation provided that such Liberty Director meets the independence requirements of the NYSE (or any applicable successor requirement) for such service and otherwise qualifies under applicable law (including tax laws and Section 16(b) under the Exchange Act) and (iii) only Qualified Directors shall be eligible to serve on the Nominating and/or Governance Committee of the Board of Directors of Live Nation (or such other committee of the Board of Directors of Live Nation as may be charged with recommending persons to serve on the Board of Directors).

(d) In the event that following the Effective Time the Liberty Parties’ Ownership Percentage exceeds the Applicable Percentage, in addition to any other remedy at equity or law that may be available, no Equity Securities Beneficially Owned by the Liberty Parties in excess of the Applicable Percentage shall be voted on any matter submitted to stockholders of Live Nation, and Live Nation shall not recognize any votes purported to be cast in respect of any such excess Equity Securities.

(e) In connection with an Excluded Affiliate Transfer to a Qualified Block Transferee, the rights of Liberty under this Section 2 shall automatically be assigned to such Qualified Block Transferee.

3.	Other Governance Matters

(a) Live Nation represents and warrants to Liberty that:

(i) the Board of Directors of Live Nation has duly adopted a resolution prior to the date hereof, which resolution the Board of Directors of Live Nation shall not rescind or amend so long as the Merger Agreement shall not have been terminated in accordance with its terms prior to the Effective Time; providing that

“that each of the Liberty Parties (as defined in the Stockholder Agreement) and any “affiliates” or “associates” thereof (as defined in and contemplated by Section 203(c)(1) and Section 203(c)(2) of the General Corporation Law of the State of Delaware (“GCL”)), including persons who become “affiliates” or “associates” of the Liberty Parties after the date hereof, any group composed of any of the Liberty Parties and any “affiliates” or “associates” thereof, and any Qualified Block Transferee (as defined in the Stockholder Agreement) and the “affiliates” and “associates” thereof (collectively, the “Exempt Persons”), be and hereby are approved as an “interested stockholder” within the meaning of Section 203 of the GCL and that any acquisition of “ownership” of “voting stock” (as defined in and contemplated by Section 203(c)(8) and Section 203(c)(9) of the GCL) of Live Nation, Inc. (or any successor thereto) by any of the Exempt Persons, either individually or as a group, as any such acquisition may occur from time to time (including in circumstances where a Liberty Party or “affiliate” or “associate” thereof ceases to be an Affiliate (as defined in the Stockholder Agreement) of Liberty Media Corporation, so long as such person meets the requirements to be a Qualified Block Transferee), be and hereby are approved for purposes of Section 203 of the GCL and the restrictions on “business combinations” contained in Section 203 of the GCL shall not apply to any of the Exempt Persons; provided, however, that such approval shall not include any acquisition of “ownership” of “voting stock” by any Exempt Persons if, after giving effect to such acquisition, the Ownership Percentage (as defined in the Stockholder Agreement) of the Exempt Persons would exceed the Applicable Percentage (as defined in the Stockholder Agreement), which shall remain subject to the prior approval of the Board of Directors or any committee thereof;” and

(ii) Live Nation shall have, effective immediately prior to the Effective Time, amended the Rights Agreement between Live Nation and The Bank of New York, as rights agent, dated December 21, 2005 (the “LN Rights Agreement”) in substantially the form of Exhibit 3 hereto.

(b) Following the date hereof and prior to consummation of the Second Qualified Block Transfer, Live Nation will not (i) amend, modify or rescind the resolution specified in paragraph 3(a)(i) above, (ii) make any amendment to the LN Rights Agreement or (iii) adopt (x) a new Shareholder Rights Plan or (y) any charter or bylaw provision, in the case of each of clause (ii) and clause (iii), that would materially adversely affect the Liberty Parties’ or a Qualified Block Transferee’s ability in accordance with the terms hereof to acquire Equity Securities up to its Applicable Percentage or which otherwise would impose material economic burdens on the Liberty Parties’ or a Qualified Block Transferee’s ability to do so (an “Anti-Takeover Provision”).

(c) Following the Effective Time and receipt by Live Nation of the written request of Liberty or a Qualified Block Transferee, as applicable, made at least 10 Business Days prior to (i) any Qualified Block Transfer occurring on or prior to the date of consummation of the Second Qualified Block Transfer, or (ii) an Excluded Affiliate Transfer, the Board of Directors of Live Nation will, as promptly as reasonably practical, exempt the Qualified Block Transferee in any Qualified Block Transfer or Excluded Affiliate Transfer from the operation of any Shareholder Rights Plan or other Anti-Takeover Provision then in effect with respect to Live Nation, such that an acquisition by it of Equity Securities up to its Applicable Percentage would not materially adversely affect such Qualified Block Transferee under the terms of any Shareholder Rights Plan or other Anti-Takeover Provision then in effect or which otherwise would impose material economic burdens on such Qualified Block Transferee’s ability to do so.

4.	Certain Restrictions

Notwithstanding any other provisions of this Agreement to the contrary, following the Effective Time no Liberty Party shall, and Liberty shall cause its Affiliates not to, directly or indirectly, acquire (other than in an acquisition from Live Nation made pursuant to a Rights Offering or an offer that was made generally available to holders of Equity Securities as a result of their ownership of Equity Securities but subject to the last sentence of this Section 4) by means of a purchase, tender or exchange offer, business combination or in any other manner, Beneficial Ownership of any Equity Securities, including rights or options to acquire such ownership, unless after giving effect to such acquisition, Liberty’s Ownership Percentage would not exceed the Applicable Percentage. Notwithstanding the foregoing, no acquisition of Beneficial Ownership of Equity Securities by Liberty which results solely from Liberty holding Equity Securities at a time when Live Nation effects any subdivision, stock split, reverse stock split, stock dividend, combination, reclassification or similar event with respect to the LN Common Stock shall be deemed to be an acquisition of Beneficial Ownership of Equity Securities for purposes of this Section 4; provided that such Equity Securities actually acquired shall be included in the calculation of Liberty’s Ownership Percentage (after giving effect to the Equity Securities actually issued to all holders of

Equity Securities upon expiration of any exercise period, if applicable). To the extent following the Effective Time that Live Nation or a subsidiary thereof effects a Rights Offering or an offer that was made generally available to holders of Equity Securities as a result of their ownership of Equity Securities, the Liberty Parties will be entitled to exercise in full all rights issued or distributed to them or exchange in full; provided, that to the extent such exercise results in the Liberty Parties’ Beneficial Ownership of Equity Securities exceeding the Applicable Percentage, it will not constitute a breach of this Agreement provided that the Liberty Parties will not be entitled to vote any such Equity Securities representing voting power in excess of the Applicable Percentage until such time as the Liberty’s Ownership Percentage does not exceed the Applicable Percentage.

5.	Registration Rights

Prior to the Effective Time, Live Nation, Liberty and Liberty Holdings shall enter into a Registration Rights Agreement in the form attached as Annex I hereto, upon whose effectiveness the Registration Rights Agreement, dated as of August 20, 2008, by and among Liberty, the Liberty Parties identified therein and Ticketmaster, shall terminate.

6.	Spinco Agreement

The parties hereto acknowledge that upon the Effective Time, the Ticketmaster Spinco Agreement will cease to be of any force and effect with respect to the Ticketmaster Common Stock or the LN Common Stock and that all of the Applicable Spinco Provisions (as defined in the Spinco Agreement Assumption) as assigned to and assumed by Ticketmaster pursuant to the Spinco Agreement Assumption (other than Section 3(b) of the Spinco Agreement) shall by their terms terminate effective as of the Effective Time, it being understood and agreed that no such termination shall relieve any party from any liability for a breach or failure to perform its obligations under the Ticketmaster Spinco Agreement prior to such termination.

7.	Cooperation

In the event that Liberty accounts for its equity interest in Live Nation using the equity method, following the Effective Time Live Nation will cooperate reasonably with Liberty to permit Liberty to timely include financial information regarding Live Nation in Liberty’s periodic reports filed under the Exchange Act at no cost to Liberty.

8.	No Third Party Beneficiaries; Standalone Agreements; Assignment

(a) Nothing in this Agreement, whether express or implied, shall be construed to give any Person, other than the parties hereto and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement.

(b) (i) If any Liberty Party shall transfer or otherwise dispose of any Equity Securities to any Affiliate of such Liberty Party, such transferee and the Transferring Liberty Party shall execute and deliver to Live Nation an agreement (an “Affiliate Assignment and Assumption Agreement”) in the form of Exhibit 2, which, for the avoidance of doubt, shall not include any transfer of any right of any Liberty Party set forth in Section 2. Live Nation shall also execute such Affiliate Assignment and Assumption Agreement.

(ii) In the event any Liberty Party seeks to Transfer Equity Securities in a Qualified Block Transfer or an Excluded Affiliate Transfer, the transferring party and the transferee party will execute and deliver to Live Nation a New Holder Assignment and Assumption Agreement. Live Nation will also execute and deliver such a New Holder Assignment and Assumption Agreement.

(c) Except pursuant to any Assignment and Assumption Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent (i) of Liberty, in the case of an assignment by Live Nation or Ticketmaster, (ii) of Live Nation and

Ticketmaster in the case of any assignment by a Liberty Party prior to the Effective Time or (iii) of Live Nation in the case of any assignment by a Liberty Party from and after the Effective Time provided in such case such consent shall be approved by a majority of the Qualified Directors. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.	General Provisions

(a) Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy) and shall be given, if to any Liberty Party, to:

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

Attention:	General Counsel
Facsimile:	(720) 875-5382

with a copy to:

Baker Botts L.L.P.

30 Rockefeller Plaza

44th Floor

New York, New York 10112

Attention:	Frederick H. McGrath
Facsimile:	(212) 408-2501

if to Live Nation, to:

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, CA 90210

Attention:	General Counsel
Facsimile:	(310) 867-7158

with a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071-1560

Attention:	Charles M. Nathan
James P. Beaubien
Facsimile:	(213) 891-8763

if to Ticketmaster, to:

Ticketmaster Entertainment, Inc.

8800 Sunset Blvd.

West Hollywood, California 90069

Attention:	General Counsel
Facsimile:	(310) 360-3373

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Pamela S. Seymon
Facsimile:	(212) 403-2000

or such address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective when delivered personally, telegraphed, or telecopied, or, if mailed, five Business Days after the date of the mailing.

(b) Amendments; No Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the party whose rights or obligations hereunder are affected by such amendment, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. Any amendment or waiver following the Effective Time by Live Nation shall require the approval of a majority of the Qualified Directors.

No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c) Termination; Effectiveness. (i) This Agreement shall automatically terminate in the event the Merger Agreement is terminated in accordance with its terms prior to the Effective Time.

(ii) The provisions in (x) Section 2(a) and 2(c) of this Agreement shall automatically terminate upon the Fall-Away Date and (y) Sections 3(b) and 3(c) of this Agreement shall automatically terminate immediately following the consummation of the Second Qualified Block Transfer.

(iii) This Agreement will terminate as to Liberty or a Qualified Block Transferee, as applicable, immediately following such Person’s Transfer of Equity Securities in a Qualified Block Transfer, in which case Liberty or such Qualified Block Transferee shall cease to be entitled to the benefits of the exceptions to Section 203 of the GCL and the LN Rights Plan set forth in Section 3 of this Agreement. .

(d) Governing Law; Consent To Jurisdiction. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in Wilmington, Delaware or, if exclusive jurisdiction of such matter is vested in the Federal courts, any Federal court located in the State of Delaware, for any action, proceeding or investigation in any court or before any governmental authority (“Litigation”) arising out of or relating to this Agreement and the transactions contemplated hereby and further agrees that service of any process, summons, notice or document by U.S. mail to its respective address set forth in this Agreement shall be effective service of process for any Litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware in Wilmington, Delaware or, if exclusive jurisdiction of such matter is vested in the Federal courts, any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any Litigation arising out of or relating to this Agreement or the transactions contemplated hereby.

(e) Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

(f) Specific Performance; Other Limitations. Each of the parties hereto acknowledges and agrees that the parties’ respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agrees that, in the event of a breach or threatened breach by any party hereto of the provisions of this Agreement, in addition to any remedies at law, the non-breaching party or parties, without posting any bond shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available. No breach or threatened breach on the part of any party hereto shall relieve any other party of any of its obligations under this Agreement.

(g) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, provided that the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable.

(h) Entire Agreement. This Agreement, together with the agreements and instruments referenced herein, embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any prior understanding or agreements by or among the parties, written or oral, with respect to the subject matter hereof.

(i) Interpretation. References in this Agreement to Sections shall be deemed to be references to Sections of this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of such agreement or instrument. The word “knowledge” or “know” when used in this Agreement shall refer to the actual knowledge of the Person in question without such Person being under any duty or obligation to make any inquiries. Each reference to a statute, rule or regulation herein shall be deemed to include any successor statute, rule or regulation thereto.

(j) Headings. The headings contained in this Agreement are for convenience only and shall not be interpreted to limit or otherwise affect the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

Liberty Media Corporation,
a Delaware corporation

/s/ Mark D. Carleton
Name:	Mark D. Carleton
Title:	Senior Vice President

Live Nation, Inc., a Delaware corporation

/s/ Michael Rapino
Name:	Michael Rapino
Title:	President and Chief Executive Officer

Liberty USA Holdings, LLC a Delaware limited liability company

By: Liberty Programming Company LLC, its sole member and manager

By: LMC Capital LLC, its sole member and manager

/s/ Mark D. Carleton
Name:	Mark D. Carleton
Title:	Senior Vice President

Ticketmaster Entertainment, Inc., a Delaware corporation

/s/ Chris Riley
Name:	Chris Riley
Title:	Senior Vice President

ANNEX D

FIRST AMENDMENT TO

RIGHTS AGREEMENT

This Amendment to Rights Agreement, effective as of February 25, 2009 (this “Amendment”), is entered into by and between Live Nation, Inc. (formerly known as CCE Spinco, Inc.), a Delaware corporation (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as rights agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement, dated as of December 21, 2005 (the “Rights Agreement”) (capitalized terms used herein but not defined shall have the meanings ascribed to them in the Rights Agreement);

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated February 10, 2009 (the “Merger Agreement”), with Ticketmaster Entertainment, Inc. (“Ticketmaster”), whereby Ticketmaster will be merged with and into a wholly owned subsidiary of the Company in a merger pursuant to which the stockholders of Ticketmaster (the “Ticketmaster Stockholders”) will receive shares of Common Stock (the “Merger”);

WHEREAS, the Company has entered into a Stockholder Agreement, dated February 10, 2009 (the “Stockholder Agreement”), with Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement, without the approval of the any holder of Rights, in order to, among other things, make the provisions of the Rights Agreement inapplicable to a particular transaction pursuant to which a person would otherwise become an Acquiring Person;

WHEREAS, the Company desires to amend the Rights Agreement, on the terms set forth herein, such that none of Liberty Parties (as defined by the Stockholder Agreement) will become an Acquiring Person, subject to such Liberty Party’s compliance with the terms of the Stockholder Agreement; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment.

(a) Section 1(n) of the Rights Agreement shall be amended and restated, as of immediately prior to the Effective Time (as defined in the Merger Agreement), in its entirety as follows:

“Excluded Person” means, as the context may require, each, any and all of the following:

(i) each Company Entity;

(ii) any Person who or that has reported Beneficial Ownership of Common Stock on Schedule 13G under the Exchange Act, but only if and for so long as: (A) such Person is the Beneficial Owner of less than 20% of the shares of Common Stock then outstanding, (B) such Person satisfies the criteria set forth in both Rule 13d-1(b)(1)(i) and Rule 13d-1(b)(1)(ii) of the General Rules and Regulations under the Exchange Act and (C) such Person has not reported and is not required to report such ownership on Schedule 13D under the Exchange Act; and

(iii) any Liberty Party (as such term is defined in the Stockholder Agreement, dated February 10, 2009 (the “Liberty Stockholder Agreement”), among the Company, Ticketmaster Entertainment, Inc. (“Ticketmaster”), Liberty Media Corporation and Liberty USA Holdings, LLC) who acquires shares of

Common Stock (x) as a result of the Company’s consummation of the transactions contemplated by the Agreement and Plan of Merger, dated February 10, 2009 (the “Merger Agreement”), by and between the Company and Ticketmaster or (y) subject to the limitations and conditions set forth in the Liberty Stockholder Agreement, anytime thereafter, in each case, so long as the Liberty Parties’ “Beneficial Ownership” of “Equity Securities” does not exceed the “Applicable Percentage” (as such terms are defined in the Liberty Stockholder Agreement); provided, that no Liberty Party shall cease to be an Excluded Person (x) by reason of a purchase of shares of Common Stock in excess of the Applicable Percentage to the extent such purchase is in a Rights Offering (as defined in the Liberty Stockholder Agreement) or an offer that was made generally available to holders of equity securities of the Company, or (y) as a result of the exercise or exchange of Rights held by a Liberty Party.

(b) Section 26 of the Rights Agreement shall be amended and restated by replacing the address of the Rights Agent with the following:

“The Bank of New York Mellon

480 Washington Boulevard

Jersey City, NJ 07310

Attention: Steven Myers

Facsimile: (732) 667-9464

with a copy to:

The Bank of New York Mellon

480 Washington Boulevard

Jersey City, NJ 07310

Attention: General Counsel

Facsimile: (201) 680-4610”

Section 2. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state; provided, however, that the rights, duties and obligations of the Rights Agent hereunder shall be governed by and construed in accordance with the laws of the State of New York.

Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 4. No Modification. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of February 25, 2009.

Attest:		LIVE NATION, INC.

By:	/s/ Eric Lassen	By:	/s/ Kathy Willard

	Name: Eric Lassen Title: Deputy General Counsel		Name: Kathy Willard Title: EVP and Chief Financial Officer

Attest:		THE BANK OF NEW YORK MELLON

By:	/s/ Kerri Shenkin	By:	/s/ Steven Myers

	Name: Kerri Shenkin Title: Assistant Vice President		Name: Steven Myers Title: Vice President

ANNEX E

PERSONAL AND CONFIDENTIAL

February 10, 2009

Board of Directors

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, CA 90210

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Live Nation, Inc. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 10, 2009 (the “Agreement”), by and among the Company, Ticketmaster Entertainment, Inc. (“Ticketmaster”) and, from and after its accession to the Agreement in accordance with Section 6.14 thereof, a newly-formed indirect wholly owned subsidiary of the Company referred to as “Merger Sub” in the Agreement (“Merger Sub”). Pursuant to the Agreement, Ticketmaster will be merged with and into Merger Sub (the “Merger”), and in connection with the Merger, each of the outstanding shares of common stock, par value $0.01 per share (“Ticketmaster Common Stock”), of Ticketmaster will be converted into the right to receive 1.384 shares of common stock, par value $0.01 per share (“Company Common Stock”), of the Company, subject to adjustment as provided in Section 2.1(d) of the Agreement (the “Exchange Ratio”).

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Ticketmaster and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as the Company’s financial advisor in connection with the its acquisition of HOB Entertainment in November 2006, as co-manager with respect to the Company’s 2.875% Convertible Notes due July 2027 (aggregate principal amount $220,000,000) in July 2007, as the Company’s financial advisor in connection with the sale of its North American Theatrical operations in January 2008, and as the Company’s financial advisor in connection with the sale of its Motorsports Division in September 2008. We also may provide investment banking and other financial services to the Company, Ticketmaster and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things: the Agreement; the Company’s annual reports to its stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2007; the Company’s interim reports to its stockholders and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008; Ticketmaster’s Registration Statement on Form S-1, including the prospectus contained therein, as filed with the Securities and Exchange Commission on September 1, 2008, as amended; Ticketmaster’s interim reports to its stockholders and Quarterly Reports on

Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008; certain other communications from the Company and Ticketmaster to their respective stockholders; certain publicly available research analyst reports for the Company and Ticketmaster; certain internal financial analyses and forecasts for Ticketmaster prepared by its management; and certain financial analyses and forecasts for the Company and Ticketmaster prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Ticketmaster regarding their respective assessments of the past and current business operations, financial condition and future prospects of Ticketmaster, and with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties associated with achieving the Forecasts in view of the current economic environment. In addition, we have reviewed the reported price and trading activity for the shares of Company Common Stock and Ticketmaster Common Stock, compared certain financial and stock market information for Ticketmaster and the Company with similar information for certain other companies in the entertainment industry the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Ticketmaster or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Transaction will be obtained, and that in connection with obtaining such consents and approvals, no delays, limitations, conditions or restrictions will be imposed that will have any adverse effect on the Company or Ticketmaster, or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any particular class or series of securities, creditors, or other constituencies of the Company or Ticketmaster, nor do we express any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Ticketmaster, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

ANNEX F

February 9, 2009

Board of Directors

Live Nation, Inc.

9348 Civic Center Drive

Beverly Hills, CA 90210

Ladies and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Live Nation, Inc. (“Parent”) in connection with the proposed merger of a wholly owned subsidiary of Parent (“Merger Sub”) and Ticketmaster Entertainment, Inc. (the “Company”) pursuant to an Agreement and Plan of Merger to be entered into among Parent, Merger Sub and the Company (the “Merger Agreement”), which provides, among other things, for the merger of the Company with and into Merger Sub (the “Transaction”), as a result of which the separate corporate existence of the Company will cease and Merger Sub will continue as the surviving corporation of the merger and a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than shares owned by the Company, Parent or Merger Sub) issued and outstanding immediately prior to the Transaction will be converted into the right to receive 1.384 shares (the “Merger Consideration”) of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”). Parent has advised Deutsche Bank that the exchange ratio is subject to future adjustment, in accordance with the Merger Agreement, to ensure that the holders of the voting power of the equity interests of the Company issued and outstanding immediately prior to the consummation of the Transaction receive in the Transaction, in the aggregate, shares of Parent Common Stock representing 50.01% of the voting power of the equity interests of Parent issued and outstanding immediately following the Transaction. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank’s opinion as to the fairness of the Merger Consideration, from a financial point of view, to Parent.

In connection with Deutsche Bank’s role as financial advisor to Parent, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and Parent, certain internal analyses, financial forecasts and other information prepared by management of the Company and Parent with respect to information relating to the Company, and prepared by management of Parent with respect to information relating to Parent. Deutsche Bank has also held discussions with certain senior officers and other representatives and advisors of Parent regarding the businesses and prospects of the Company and Parent, respectively, and of the combined company after giving effect to the Transaction. In addition, Deutsche Bank has, to the extent publicly available, (i) reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock, (ii) compared certain financial and stock market information for the Company and Parent with similar information for certain other companies it considered relevant whose securities are publicly traded and (iii) performed such other studies and analyses and considered such other factors as we deemed appropriate. Deutsche Bank also reviewed a draft dated February 7, 2009 of the Merger Agreement and certain related documents, including a draft dated February 7, 2009 of the Form of Voting Agreement to be entered into among the Company and certain of its stockholders and among Parent and certain of its stockholders (the “Voting Agreement”).

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Parent, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by Parent to be achieved as a result of the Transaction (collectively, the “Synergies”) as well as potential incremental expenses arising out of the Transaction primarily related to obtaining certain third party approvals, made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent as to the matters covered thereby and with respect to financial forecasts and other information relating to the Company prepared by management of Parent, Deutsche Bank has relied on such financial forecasts and other information at the direction of Parent. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market (including credit market) and other conditions as in effect on, and the information made available to it, as of the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the representations and warranties of Parent and the Company contained in the Merger Agreement are true and correct. Additionally, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement and that Parent, Merger Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and that the announcement and the consummation of the Transaction will not result in the loss by either Parent or the Company of any of their material relationships with their respective clients, customers or suppliers. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals, consents and clearances required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals, consents and clearances, no material restrictions will be imposed. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax free to Parent, the Company and the stockholders of the Company. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Parent and its advisors with respect to such issues. Representatives of Parent have informed us, and we have further assumed, that the final terms of the Merger Agreement and Voting Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of Parent and is not a recommendation to the stockholders of Parent to approve the Transaction or any transactions contemplated thereby. This opinion is limited to the fairness, from a financial point of view of the Merger Consideration to Parent, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market (including credit market) and other conditions, and information made available to us, as of the date of hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Parent, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Parent to engage in the Transaction or as to how any security holders should vote with respect to the Transaction or any transactions contemplated thereby. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Consideration. This opinion does not in any manner address the prices at which Parent’s Common Stock or other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee upon delivery of this opinion. Parent has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which it has received compensation, including (i) a member of the DB Group is a lender under Parent’s Amended and Restated Credit Agreement, dated as of June 29, 2007, among Parent, certain subsidiaries of Parent, the lenders party thereto, J.P. Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., Toronto Branch, as Canadian agent, J.P. Morgan Europe Limited, as London agent, and Bank of America, N.A., as syndication agent, (ii) a member of the DB Group served as a co-manager of Parent’s offering of $220 million principal amount of 2.875% Convertible Senior Notes due 2027 and (iii) a member of the DB Group has extended to Parent a foreign currency swap line. One or more members of the DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ DEUTSCHE BANK SECURITIES INC.

ANNEX G

February 10, 2009

Members of the Board of Directors

Ticketmaster Entertainment, Inc.

8800 Sunset Blvd.

West Hollywood, CA 90069

Members of the Board of Directors:

We are pleased to confirm in writing the opinion provided orally to the Board of Directors of Ticketmaster Entertainment, Inc., a corporation organized under the laws of Delaware (the “Company”), at its meeting held on February 8, 2009. We understand that the Company, Live Nation, Inc. a Delaware Corporation (“Live Nation”) and, from and after its accession to the Merger Agreement (as defined below), a Delaware limited liability company to be formed (“Merger Sub”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Ticketmaster shall be merged with and into Merger Sub, an indirect wholly owned subsidiary of Live Nation (the “Transaction”). Capitalized terms used herein but not defined have the same meanings as set forth in the Merger Agreement.

As further described in the Merger Agreement and subject to Section 2.2 (Exchange of Certificates) thereof, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Live Nation, Merger Sub or the holder of any shares of Ticketmaster Common Stock, the following shall occur in the Transaction:

(a) All of the membership interests in Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding membership interests in the Surviving Company;

(b) Each share of Ticketmaster Common Stock that is owned by Ticketmaster as treasury stock, if any, and each share of Ticketmaster Common Stock that is owned by Live Nation or Merger Sub, if any, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c) Each share of Ticketmaster Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Ticketmaster Common Stock described in paragraph (b) above) shall be converted into the right to receive 1.384 fully paid and nonassessable shares, subject to adjustment as set forth in the Merger Agreement, of Live Nation Common Stock; provided, however, that any shares of Ticketmaster Restricted Stock that are converted into the right to receive Live Nation Common Stock shall be converted into the right to receive shares of Live Nation Common Stock that are subject to the same performance and/or continued service requirements applicable immediately prior to the Effective Time to the underlying shares of Ticketmaster Restricted Stock (if any).

As you know, Allen & Company LLC (“Allen”) was engaged by the Company to render an opinion to the Board of Directors (the “Board”) of the Company in connection with the Transaction. Pursuant to our January 29, 2009 engagement letter (the “Engagement Letter”), you have asked us to render our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Ticketmaster Common Stock in the Transaction. Pursuant to the Engagement Letter, upon delivery of this opinion to the Board, the Company shall pay Allen a cash fee to be mutually agreed upon by the Company and Allen (the “Opinion Fee”). No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or whether the Transaction is successfully consummated. The Company has also agreed to reimburse Allen’s reasonable out-of-pocket expenses and indemnify Allen against certain liabilities arising out of such engagement.

Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described herein, Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and the Company, Live Nation and, to our knowledge, any of their respective affiliates during the last two years. Allen has previously served as financial advisor to the Company as well as the Company’s former parent, IAC/InterActiveCorp. (“IAC”), in connection with a variety of matters including acting as financial advisor to IAC in connection with the 2008 spin-off transaction of the Company and other IAC businesses. In the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the debt and equity securities (or related derivative securities) of the Company, Live Nation and any of their respective affiliates. This opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company as well as information which we received during the course of this assignment, including information provided by the Board and senior management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities of the Company, or conducted any analysis concerning the solvency of the Company.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, accounting, tax and other information that were available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to financial projections provided to us by the Company, we assume no responsibility for and express no view or opinion as to such forecasts or the assumptions on which they are based.

We have assumed that the Transaction will be consummated in accordance with the terms and conditions set forth in the draft Merger Agreement dated as of February 10, 2009 and the draft agreements ancillary thereto that we have reviewed.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusions expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In arriving at our opinion, we have among other things:

(i)	reviewed and analyzed certain publicly available financial statements and other business and financial information of each of Ticketmaster and Live Nation;

(ii)	reviewed and analyzed certain internal financial statements and other financial and operating data of each of Ticketmaster and Live Nation provided by the management of each company;

(iii)	reviewed and analyzed certain financial projections prepared by the management of each of Ticketmaster and Live Nation in connection with the proposed Transaction, and discussed such projections with the management of each company and with the Board of Ticketmaster;

(iv)	reviewed and analyzed information relating to certain strategic, financial and operational benefits anticipated from the Transaction, prepared by the managements of each of Ticketmaster and Live Nation;

(v)	reviewed and analyzed information relating to past and current operations and financial condition and prospects of Ticketmaster based on discussions with the Board and senior executives of Ticketmaster;

(vi)	reviewed and analyzed information relating to past and current operations and financial condition and prospects of Live Nation based on discussions with senior executives of Live Nation and of Ticketmaster;

(vii)	reviewed and analyzed reported prices and trading activity for Ticketmaster’s common stock and Live Nation’s common stock;

(viii)	reviewed and analyzed public financial information of publicly traded companies comparable to Ticketmaster and Live Nation;

(ix)	reviewed and analyzed public financial information of certain comparable merger of equals transactions;

(x)	reviewed and analyzed the Merger Agreement and certain related documents;

(xi)	reviewed and analyzed the proposed employment arrangements for the CEO and Executive Chairman of the Combined Company; and

(xii)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

It is understood that this opinion was provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and may not be used for any other purpose, except as required by law, including in any registration statement or proxy statement required to be filed in connection with the Transaction, without our prior written consent.

This opinion does not constitute a recommendation as to what course of action the Board of Directors or the Company should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by the Company to engage in the Transaction. We do not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction relative to the consideration payable to the Company’s stockholders. Our opinion also does not consider the treatment of the Company’s stock options or restricted stock.

We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our opinion, we have assumed with your consent that all governmental, regulatory or other consents necessary for the consummation of the Transaction as contemplated by the Merger Agreement will be obtained without any material adverse effect on the Company.

Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Ticketmaster Common Stock in the Transaction as of the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Ticketmaster Common Stock in the Transaction is fair, from a financial point of view, to the holders of Ticketmaster Common Stock.

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ ERAN ASHANY
Eran Ashany
Managing Director

ANNEX H

FORM OF

SECOND AMENDED AND RESTATED

BYLAWS

OF

LIVE NATION, INC.

Incorporated under the Laws of the State of Delaware

ARTICLE I

OFFICES AND RECORDS

SECTION 1.1 Offices. The corporation may have such offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may from time to time require.

SECTION 1.2 Books and Records. The books and records of the corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

SECTION 2.1 Annual Meeting. The annual meeting of the stockholders of the corporation shall be held on such date and at such place and time as may be fixed by resolution of the Board of Directors.

SECTION 2.2 Special Meeting. Except as otherwise required by law or provided by the resolution or resolutions adopted by the Board of Directors designating the rights, powers and preferences of any series of Preferred Stock and the Certificate of Designations filed by the corporation with respect thereto (collectively, a “Certificate of Designations”), and except as set forth in the corporation’s certificate of incorporation, as amended or restated (the “Certificate of Incorporation”), special meetings of the stockholders may be called only by the Chairman of the Board of Directors (the “Chairman of the Board”) or by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

SECTION 2.3 Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders called by the Board of Directors or the Chairman of the Board. If no designation is so made, the place of meeting shall be the principal executive office of the corporation.

SECTION 2.4 Notice of Meeting. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice, stating the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, in the case of special meetings, the purpose or purposes, of such meeting, shall be delivered by the corporation not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, by mail, except as otherwise provided by law, by a form of electronic transmission (consented to by the stockholder to whom the notice is being given) or by other lawful means, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his or her address as it appears on the stock transfer books of the corporation. Notice given by a form of electronic transmission shall be deemed given (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice, (ii) if by electronic mail, when directed to the stockholder entitled to receive notice, (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (iv) if by any other form of electronic transmission, when directed to the stockholder. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.6 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed, and, unless the Certificate of Incorporation otherwise provides, any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.5 Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the total voting power of all classes of the then-outstanding capital stock of the corporation entitled to vote generally in the election of directors (the “Voting Stock”), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a separate class or series, the holders of a majority of the then-outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. Attendance of a person at a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened shall not constitute the presence of such person for the purposes of determining whether a quorum exists. The chairman of the meeting or the holders of shares representing a majority of the votes entitled to be cast by the holders of Voting Stock so present may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given in conformity herewith. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.6 Conduct of Business. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman shall have the power to adjourn the meeting to another place, if any, date and time.

SECTION 2.7 Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware) by the stockholder, or by his or her duly authorized attorney-in-fact. Such proxy must be filed with the Secretary or his or her representative at or before the time of the meeting at which such proxy will be voted. No proxy shall be valid after eleven (11) months from the date of its execution. Each proxy shall be revocable unless expressly provided therein to be irrevocable or unless otherwise made irrevocable by law.

SECTION 2.8 Notice of Stockholder Business.

(A) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) brought before the meeting by or at the direction of the Board of Directors, or (3) otherwise properly brought before the meeting by a stockholder who (a) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the corporation) both at the time of giving the notice provided for in this Section 2.8 and at the time of the meeting,

(b) is entitled to vote at the meeting, and (c) complied with all of the notice procedures set forth in this Section 2.8 as to such business. Except for proposals made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and included in the notice of meeting given by or at the direction of the Board of Directors, the foregoing clause (3) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.2 of these Bylaws. Stockholders seeking to nominate persons for election to the Board of Directors must comply with the notice procedures set forth in Section 2.9 of these Bylaws, and this Section 2.8 shall not be applicable to nominations except as expressly provided therein; provided, however, that terms defined in this Section 2.8 and used in Section 2.9 of these Bylaws shall have the meaning defined in this Section 2.8 unless otherwise provided.

(B) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (1) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary and (2) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.8. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive office of the corporation not earlier than the close of business on the one hundred twentieth (120th) day, nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of any annual meeting is more than thirty (30) days before or more than thirty (30) days after such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the later of (a) the close of business on the ninetieth (90th) day prior to such annual meeting and (b) the close of business on the tenth (10th) day following the day on which public announcement of the date of such annual meeting was made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the public announcement thereof commence a new time period for the giving of Timely Notice as described above.

(C) To be in proper form for purposes of this Section 2.8, a stockholder’s notice to the Secretary pursuant to this Section 2.8 shall be required to set forth:

(1) As to the stockholder providing the notice and each other Proposing Person (as defined below), (a) the name and address of the stockholder providing the notice, as they appear on the corporation’s books, and of the other Proposing Persons and (b) the class or series and number of shares of the corporation that are, directly or indirectly, owned of record or beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by the stockholder providing the notice and/or any other Proposing Persons, except that such stockholder and/or such other Proposing Persons shall be deemed to beneficially own any shares of any class or series of the corporation as to which such stockholder and/or such other Proposing Persons has a right to acquire beneficial ownership at any time in the future;

(2) As to the stockholder providing the notice (or, if different, the beneficial owner on whose behalf such business is proposed) and each other Proposing Person, (a) any derivative, swap or transaction or series of transactions engaged in, directly or indirectly, by such stockholder or beneficial owner, as applicable, and/or any other Proposing Person, the purpose or effect of which is to give such stockholder or beneficial owner, as applicable, and/or such other Proposing Person economic risk similar to ownership of shares of any class or series of the corporation, including due to the fact that the value of such derivative, swap or transaction is determined by reference to the price, value or volatility of any shares of any class or series of the corporation, or which derivative, swap or transaction provides, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the corporation (“Synthetic Equity Interests”), which such Synthetic Equity Interests shall be disclosed without regard to whether (x) such derivative, swap or transaction conveys any voting rights in such shares to such stockholder or beneficial owner, as applicable, and/or such other Proposing Person, (y) the derivative, swap or other transaction is required to be, or is capable of being, settled through delivery of such shares or (z) such stockholder or beneficial owner, as applicable, and/or such other Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction, (b) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such stockholder or beneficial owner, as applicable, and/or any other Proposing Person has or shares a right to vote any shares of any class or series of the corporation, (c) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such stockholder or beneficial owner, as applicable, and/or any other Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder or beneficial owner, as applicable, and/or such other Proposing Person with respect to the shares of any class or series of the corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the corporation (“Short Interests”), (d) any performance related fees (other than an asset based fee) that such stockholder or beneficial owner, as applicable, and/or any other Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of the corporation, any Synthetic Equity Interests or Short Interests, if any (the disclosures to be made pursuant to the foregoing clauses (a) through (d) are referred to as “Material Ownership Interests”); and

(3) As to each matter the stockholder proposes to bring before the annual meeting, (a) a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder providing the notice and/or any other Proposing Person, and (b) a reasonably detailed description of all agreements, arrangements and understandings between or among the stockholder providing the notice, any other Proposing Person, and/or any other persons or entities (including their names) in connection with the proposal of such business by such stockholder.

(D) A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.8 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to or mailed and received by the Secretary at the principal executive office of the corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(E) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2.8. The presiding officer of an annual meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.8, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(F) This Section 2.8 is expressly intended to apply to any business proposed to be brought before an annual meeting, regardless of whether or not such proposal is made pursuant to Rule 14a-8 under the Exchange Act. In addition to the requirements of this Section 2.8 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to any such business. This Section 2.8 shall not be deemed to affect the rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(G) For purposes of this Section 2.8, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner, if different, on whose behalf the business proposed to be brought before the annual meeting is made, and (iii) any affiliate or associate of such beneficial owner (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act).

(H) For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations thereunder.

SECTION 2.9 Notice of Nominations to Directors.

(A) Nominations of persons for election to the Board of Directors at an annual meeting or at a special meeting (but only if the Board of Directors has first determined that directors are to be elected at such special meeting) may be made at such meeting (1) by or at the direction of the Board of Directors, including by any committee or persons appointed by the Board of Directors, or (2) by any stockholder who (a) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the corporation) both at the time of giving the notice provided for in this Section 2.9 and at the time of the meeting, (b) is entitled to vote at the meeting, and (c) complied with the notice procedures set forth in this Section 2.9 as to such nomination. This Section 2.9 shall be the exclusive means for a stockholder to propose any nomination of a person or persons for election to the Board of Directors to be considered by the stockholders at an annual meeting or special meeting.

(B) Without qualification, for nominations to be made at an annual meeting by a stockholder, the stockholder must (1) provide Timely Notice (as defined in Section 2.8) thereof in writing and in proper form to the Secretary and (2) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.9; provided, however, that in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the corporation naming all of the corporation’s nominees for director or specifying the size of the increased Board of Directors at least 120 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice pursuant to this Section 2.9 shall also be considered timely, but only with respect to nominees for any new seats on the Board of Directors created by such increase, if it is delivered to the Secretary at the principal executive office of the corporation not later than the 10th day following the day on which such public announcement is first made by the corporation.

(C) Without qualification, if the Board of Directors has first determined that directors are to be elected at a special meeting, then for nominations to be made at such special meeting by a stockholder, the stockholder must (1) provide notice thereof in writing and in proper form to the Secretary at the principal executive office of the corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the later of (a) the close of business on the ninetieth (90th) day prior to such special meeting and (b) the close of business on the tenth (10th) day following the day on which public announcement of the date of such special meeting was first made and (2) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.9. In no event shall any adjournment or postponement of an annual meeting or special meeting or the public announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(D) To be in proper form for purposes of this Section 2.9, a stockholder’s notice to the Secretary pursuant to this Section 2.9 shall be required to set forth:

(1) As to the stockholder providing the notice and each other Proposing Person (as defined below), (a) the name and address of the stockholder providing the notice, as they appear on the corporation’s books, and of the other Proposing Persons, (b) the class or series and number of shares of the corporation that are, directly or indirectly, owned of record or beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by the stockholder providing the notice and/or any other Proposing Persons, except that such stockholder and/or such other Proposing Persons shall be deemed to beneficially own any shares of any class or series of the corporation as to which such stockholder and/or such other Proposing Persons has a right to acquire beneficial ownership at any time in the future, and (c) any Material Ownership Interests (as defined in Section 2.8) of the stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or each other Proposing Person;

(2) As to each person whom the stockholder proposes to nominate for election as a director, (a) all information with respect to such proposed nominee that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.9 if such proposed nominee were a Proposing Person, (b) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and (c) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and any Proposing Person, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if such stockholder or beneficial owner, as applicable, and/or such Proposing Persons were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant; and

(3) The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such proposed nominee.

(E) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.9 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to or mailed and received by the Secretary at the principal executive office of the corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(F) Notwithstanding anything in these Bylaws to the contrary, no person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 2.9. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with the provisions of this Section 2.9, and if he or she should so determine, he or she shall so declare such determination to the meeting and the defective nomination shall be disregarded.

(G) In addition to the requirements of this Section 2.9 with respect to any nomination proposed to be made at a meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to any such nominations.

(H) For purposes of this Section 2.9, the term “Proposing Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner, if different, on whose behalf the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate of such beneficial owner (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective affiliates or associates) is acting in concert.

SECTION 2.10 Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast thereat shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, any Certificate of Designations or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of at least a majority of the total voting power of the Voting Stock actually present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. No stockholder shall be entitled to exercise any right of cumulative voting. Every reference in these Bylaws to a majority or other proportion of shares, or a majority or other proportion of the votes of shares, of Voting Stock (or any one or more classes or series of Voting Stock) shall refer to such majority or other proportion of the votes to which such shares of Voting Stock entitle their holders to cast as provided in the Certificate of Incorporation.

SECTION 2.11 Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law.

The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

SECTION 2.12 No Stockholder Action by Written Consent. Except as otherwise provided by a Certificate of Designations, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting.

SECTION 2.13 Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

ARTICLE III

BOARD OF DIRECTORS

SECTION 3.1 General Powers. The business and affairs of the corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities expressly conferred upon the Board of Directors by these Bylaws, the Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws required to be exercised or done by the stockholders.

SECTION 3.2 Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed, and may be increased or decreased from time to time, exclusively by a resolution adopted by a majority of the entire Board of Directors. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be apportioned, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is possible and designated Class I, Class II and Class III. Class I shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2007, Class II shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2008 and Class III shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2009. Members of each class shall hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the corporation, the successors of the class of directors whose term expires at that meeting shall be elected for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. In case of any increase or decrease, from time to time, in the number of directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, the number of directors added to or eliminated from each class shall be apportioned so that the number of directors in each class thereafter shall be as nearly equal as possible.

SECTION 3.3 Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

SECTION 3.4 Special Meetings. Special meetings of the Board of Directors shall be called by the Chairman of the Board, the Executive Chairman, the Chief Executive Officer or a majority of the Board of Directors then in office.

SECTION 3.5 Notice. Notice of any special meeting of directors shall be given to each director at his or her business or residence (as he or she may specify) in writing by hand delivery, first-class mail, overnight mail or courier service, confirmed facsimile transmission or electronic transmission or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If given by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If given by telephone, hand delivery or confirmed facsimile transmission or electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twenty-four (24) hours before such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 6.6 of these Bylaws.

SECTION 3.6 Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.7 Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors, or such committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.8 Quorum; Voting. Subject to Section 3.9, at all meetings of the Board of Directors, the presence of a majority of the total number of directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, the directors present thereat may adjourn the meeting from time to time without further notice. Attendance of a director at a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened shall not constitute the presence of such director for the purposes of determining whether a quorum exists. The act of a majority of directors present at a meeting at which there is a quorum shall be the act of the Board of Directors.

SECTION 3.9 Vacancies. Except as otherwise provided by a Certificate of Designations, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by the sole remaining director. Any director so chosen shall hold office until his or her successor shall be elected and qualified and, if the Board of Directors at such time is classified, until the next election of the class for which such director shall have been chosen. No decrease in the number of directors shall shorten the term of any incumbent director.

SECTION 3.10 Chairman/Vice Chairman. The full Board of Directors may elect a Chairman of the Board and a Vice Chairman of the Board of Directors (the “Vice Chairman of the Board”) from among the directors. The Chairman of the Board and the Vice Chairman of the Board may be removed from such capacity, but not in his or her capacity as a director, by a majority vote of the full Board of Directors. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall have such other powers and duties as may from time to time be prescribed by the Board of Directors, upon written directions given to him pursuant to resolutions duly adopted by the Board of Directors. The Vice Chairman of the Board, in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and of the Board of Directors. (In the absence or inability to act of the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer, the Board of Directors shall elect a chairman of the meeting.) The Vice Chairman of the Board shall have such other powers and duties as may from time to time be prescribed by the Board of Directors, upon written directions given to him pursuant to resolutions duly adopted by the Board of Directors, or by the Chairman of the Board.

SECTION 3.11 Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third (1/3) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present.

No committee shall have the power or authority in reference to any of the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by General Corporation Law of the State of Delaware to be submitted to stockholders for approval or (b) altering, amending or repealing any Bylaw, or adopting any new Bylaw.

SECTION 3.12 Removal. Except as otherwise provided by a Certificate of Designations, any director or the entire Board of Directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 80% of the total voting power of the Voting Stock.

SECTION 3.13 Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors, and of any committee thereof, and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the corporation.

SECTION 3.14 Compensation. The Board of Directors shall have authority to determine from time to time the amount of compensation, if any, that shall be paid to its members for their services as directors and as members of standing or special committees of the Board of Directors. The Board of Directors shall also have power, in its discretion, to provide for and to pay to directors rendering services to the corporation not ordinarily rendered by directors as such, special compensation appropriate to the value of such services as determined by the Board of Directors from time to time. Nothing herein contained shall be construed to preclude any directors from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 3.15 Post-Merger Actions.

(A) As contemplated by Section 6.9(b) of the Agreement and Plan of Merger, dated February 10, 2009, by and among the corporation, Ticketmaster Entertainment, Inc. (“Ticketmaster”) and a Delaware entity and an indirect wholly owned subsidiary of the company (as the same may be amended from time to time, the “Merger Agreement”), the corporation agreed to cause the Board of Directors to consist, as of the Effective Time (as defined in the Merger Agreement), of (i) seven (7) Continuing Live Nation Directors (as defined below), consisting of at least five (5) individuals who shall be “independent” (as defined in the rules and regulations governing the requirements of companies listing on the New York Stock Exchange (“NYSE”)), and (ii) seven (7) Continuing Ticketmaster Directors (as defined below), consisting of at least three (3) individuals who shall be independent (as defined in the rules and regulations governing the requirements of companies listing on the NYSE).

(B) From the Effective Time until immediately prior to the first annual meeting of stockholders following the Effective Time (the “Post-Merger Annual Meeting”), (i) all vacancies on the Board of Directors created by the cessation of service of a Continuing Live Nation Director shall be filled by a nominee proposed to the Nominating and Governance Committee of the Board of Directors by a majority of the remaining Continuing Live Nation Directors and (ii) all vacancies on the Board of Directors created by the cessation of service of a Continuing Ticketmaster Director shall be filled by a nominee proposed to the Nominating and Governance Committee of the Board of Directors by a majority of the remaining Continuing Ticketmaster Directors. Any Continuing Live Nation Director or Continuing Ticketmaster Director who is then serving as a member of the Board of Directors shall be nominated by the Nominating and Governance Committee of the Board of Directors for election to the Board of Directors at the Post-Merger Annual Meeting, subject to the fiduciary duties of the members of the Nominating and Governance Committee. Thereafter, the nomination rights set forth in this Section 3.15(B) shall terminate, and all vacancies shall be filled in accordance with Section 3.9 of these Bylaws.

(C) From the Effective Time until immediately prior to the Post-Merger Annual Meeting, each of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall consist of four (4) directors, two (2) of whom shall be designated by the Live Nation Continuing Directors and two (2) of whom shall be designated by the Ticketmaster Continuing Directors. All other standing committees of the Board of Directors, if any, shall consist of two (2) directors designated by the Live Nation Continuing Directors and two (2) directors designated by the Ticketmaster Continuing Directors, and each of whom shall satisfy the applicable independence and other requirements of the NYSE and the Exchange Act.

(D) For purposes of this Section 3.15: (i) the term “Live Nation Continuing Directors” shall mean the directors who were designated to serve on the Board of Directors as of the Effective Time by the corporation pursuant to Section 6.9(b) of the Merger Agreement prior to the Effective Time, and any additional directors who take office after the Effective Time and who are nominated or proposed to the Nominating and Governance Committee of the Board of Directors by a majority of the Live Nation Continuing Directors pursuant to clause (B) above; (ii) the term “Ticketmaster Continuing Directors” shall mean the directors who were designated to serve on the Board of Directors as of the Effective Time by Ticketmaster pursuant to Section 6.9(b) of the Merger Agreement prior to the Effective Time, and any additional directors who take office after the Effective Time and who are nominated or proposed to the Nominating and Governance Committee of the Board of Directors by a majority of the Continuing Ticketmaster Directors pursuant to clause (B) above; and (iii) the Continuing Live Nation Directors and the Continuing Ticketmaster Directors, respectively, shall each be deemed to be and be constituted a committee of the Board of Directors with the authority specified herein.

(E) Prior to the Post-Merger Annual Meeting, any amendment of or change to Section 3.15 of these Bylaws by the Board of Directors shall require the affirmative vote of at least a majority of the full Board of Directors.

ARTICLE IV

OFFICERS

SECTION 4.1 Elected Officers. The elected officers of the corporation shall be a Chief Executive Officer, a President, an Executive Chairman, a Secretary, a Treasurer and such other officers (including, without limitation, one or more Vice Presidents, a Chief Operating Officer and a Chief Financial Officer) as the Board of Directors from time to time may deem proper. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board of Directors, or any committee thereof, may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers and Assistant Controllers) and such agents, as may be necessary or desirable for the conduct of the business of the corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board of Directors, or such committee, or by the Chief Executive Officer, as the case may be.

SECTION 4.2 Election and Term of Office. The elected officers of the corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign, but any officer may be removed from office at any time by the affirmative vote of a majority of the members of the Board of Directors or, except in the case of an officer or agent elected by the Board or by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

SECTION 4.3 Chief Executive Officer. The Chief Executive Officer, subject to the control of the Board of Directors, shall act in a general executive capacity and shall control the business and affairs of the corporation. In the absence of the Chairman of the Board and the Vice Chairman of the Board or if a Chairman of the Board and a Vice Chairman of the Board are not elected by the Board of Directors, the Chief Executive Officer shall preside at all meetings of the stockholders and, if the Chief Executive Officer is a director, at all meetings of the Board of Directors. He or she may also preside at any such meeting attended by the Chairman of the Board if he or she is so designated by the Chairman of the Board. In the absence of the Chairman of the Board, he or she may also preside at any such meeting attended by the Vice Chairman of the Board if he or she is so designated by the Vice Chairman of the Board. The Chief Executive Officer shall have the power to appoint and remove subordinate officers, agents and employees, except those elected by the Board of Directors. The Chief Executive Officer shall keep the Board of Directors fully informed and shall consult with them concerning the business of the corporation.

SECTION 4.4 President. The President shall have general supervision over strategic planning and implementation, administration and the accounting and finance operations of the corporation, and shall see that all resolutions of the Board of Directors are carried into effect. The President shall have such other duties as may be determined from time to time by resolution of the Board of Directors not inconsistent with these Bylaws. The President, in the absence or incapacity of the Chief Executive Officer, shall also perform the duties of that office. He or she may sign with the Secretary or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments that the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these Bylaws or by the Board of Directors to some other officer or agent of the corporation, or shall be required by law to be otherwise executed. He or she shall vote, or give a proxy to any other officer of the corporation to vote, all shares of stock of any other corporation standing in the name of the corporation and in general he or she shall perform all other duties normally incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 4.5 Executive Chairman. The Executive Chairman, if one is elected, shall be elected by and shall report directly to the Board of Directors and shall provide strategic advice to the Board, and shall have such other authority and powers as the Board of Directors may from time to time prescribe.

SECTION 4.6 Vice Presidents. Each Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors.

SECTION 4.7 Chief Operating Officer. The Chief Operating Officer, if one is elected, shall report to the Chief Executive Officer, in the event that he or she is also the President, or to the Chief Executive Officer and the President, in the event that he or she is not also the President, and shall have general supervision of the day-to-day operation of the activities of the corporation and shall perform such duties, and shall have such other authority and powers as the President (in the event that he or she is not also the Chief Executive Officer), the Chief Executive Officer or the Board of Directors may from time to time prescribe. The Chief Operating Officer, with the approval of either the Chief Executive Officer or the President, shall have authority to execute instruments, documents, agreements and contracts, in the name of the corporation, to the same extent as the President or any Vice President.

SECTION 4.8 Chief Financial Officer. The Chief Financial Officer, if any, shall act in an executive financial capacity. He or she shall assist the Chief Executive Officer in the general supervision of the corporation’s financial policies and affairs.

SECTION 4.9 Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositaries in the manner provided by resolution of the Board of Directors. He or she shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him from time to time by the Board of Directors or the Chief Executive Officer.

SECTION 4.10 Secretary. The Secretary shall keep, or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; he or she shall see that all notices are duly given in accordance with the provisions of the Certificate of Incorporation, these Bylaws and as required by law; he or she shall be custodian of the records and the seal of the corporation; and he or she shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he or she shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors or the Chief Executive Officer. The Secretary, or any Assistant Secretary, shall have authority to affix and attest the seal to all stock certificates of the corporation (unless the seal of the corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the corporation under its seal.

SECTION 4.11 Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the entire Board of Directors whenever, in their judgment, the best interests of the corporation would be served thereby. Any officer or agent appointed by the Chief Executive Officer may be removed by him whenever, in his or her judgment, the best interests of the corporation would be served thereby. No elected officer shall have any contractual rights against the corporation for compensation by virtue of such election beyond the date of the election of his or her successor or his or her death, resignation or removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

SECTION 4.12 Vacancies. Any newly created elected office and any vacancy in any elected office because of death, resignation or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chief Executive Officer because of death, resignation or removal may be filled by the Chief Executive Officer.

ARTICLE V

STOCK

SECTION 5.1 Stock Certificates and Transfers. The interest of each stockholder of the corporation may be evidenced by certificates for shares of stock in such form as the appropriate officers of the corporation may from time to time prescribe, or may be represented by uncertificated shares of stock. Subject to the satisfaction of any additional requirements specified in the Certificate of Incorporation, the shares of the stock of the corporation shall be transferred on the books of the corporation by the holder thereof in person or by his or her attorney, and, in the case of certificated shares, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the corporation or its agents may reasonably require.

Certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

SECTION 5.2 Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as described above; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5.3 Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the corporation or uncertificated shares of stock shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors, or any financial officer of the corporation, may in its, or his or her, discretion require.

SECTION 5.4 Registered Stockholders. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the Delaware General Corporation Law.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.1 Fiscal Year. The fiscal year of the corporation shall be as fixed by the Board of Directors.

SECTION 6.2 Dividends. The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 6.3 Seal. The corporate seal shall have inscribed thereon the words “Corporate Seal,” the year of incorporation and around the margin thereof the words “Live Nation, Inc.”

SECTION 6.4 Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or any committee thereof.

SECTION 6.5 Reliance upon Books, Reports and Records. The Board of Directors, each committee thereof, each member of the Board of Directors and such committees and each officer of the corporation shall, in the performance of its, his or her duties, be fully protected in relying in good faith upon the books of account or other records of the corporation and upon such information, opinions, reports or documents presented to it or them by any of the corporation’s officers or employees, by any committee of the Board of Directors or by any other person as to matters that the Board, such committee, such member or such officer reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

SECTION 6.6 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6.7 Audits. The accounts, books and records of the corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, or a committee thereof, and it shall be the duty of the Board of Directors, or such committee, to cause such audit to be done annually.

SECTION 6.8 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chief Executive Officer or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chief Executive Officer or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

SECTION 6.9 Indemnification and Insurance.

(A) Each person who was or is made a party, or is threatened to be made a party to, or is involved, in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (C) of this Section 6.9, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section 6.9 shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the corporation within twenty (20) days after the receipt by the corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 6.9 or otherwise.

(B) To obtain indemnification under this Section 6.9, a claimant shall submit to the corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting solely of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two (2) years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a “Change in Control,” in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

(C) If a claim under paragraph (A) of this Section 6.9 is not paid in full by the corporation within thirty (30) days after a written claim pursuant to paragraph (B) of this Section 6.9 has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standard of conduct that makes it permissible under the General Corporation Law of the State of Delaware for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, Independent Counsel or stockholders) to make a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(D) If a determination is made pursuant to paragraph (B) of this Section 6.9 that the claimant is entitled to indemnification, the corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Section 6.9.
(E) The corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Section 6.9 that the procedures and presumptions of this Section 6.9 are not valid, binding and enforceable and shall stipulate in such proceeding that the corporation is bound by all the provisions of this Section 6.9.

(F) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 6.9 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, any agreement or vote of stockholders or Disinterested Directors, or otherwise. No repeal or modification of this Section 6.9 shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(G) The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the

State of Delaware. To the extent that the corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (H) of this Section 6.9, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

(H) The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the corporation to the fullest extent of the provisions of this Section 6.9 with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

(I) If any provision or provisions of this Section 6.9 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Section 6.9 (including, without limitation, each portion of any paragraph of this Section 6.9 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Section 6.9 (including, without limitation, each such portion of any paragraph of this Section 6.9 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(J) For purposes of this Section 6.9:

(1) “Change in Control” means any of the following events:

(i) The acquisition in one or more transactions by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Exchange Act), other than the Clear Channel Entities, of beneficial ownership of shares representing at least a majority of the total voting power of the Voting Stock; or

(ii) Consummation by the corporation, in a single transaction or series of related transactions, of (A) a merger or consolidation involving the corporation if the stockholders of the corporation immediately prior to such merger or consolidation do not own, directly or indirectly, immediately following such merger or consolidation, at least a majority of the total voting power of the outstanding voting securities of the entity resulting from such merger or consolidation or (B) a sale, conveyance, lease, license, exchange or transfer (for cash, shares of stock, securities or other consideration) of a majority or more of the assets or earning power of the corporation.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to occur solely because a majority or more of the total voting power of the Voting Stock is acquired by (a) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the corporation or any of its subsidiaries or (b) any corporation that, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the corporation in the same proportion as their ownership of stock in the corporation immediately prior to such acquisition.

(2) “Disinterested Director” means a director of the corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(3) “Independent Counsel” means a law firm, a member of a law firm or an independent legal practitioner that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the corporation or the claimant in an action to determine the claimant’s rights under this Section 6.9.

(K) Any notice, request or other communication required or permitted to be given to the corporation under this Section 6.9 shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary and shall be effective only upon receipt by the Secretary.

ARTICLE VII

CONTRACTS, PROXIES, ETC.

SECTION 7.1 Contracts. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the corporation by such officer or officers of the corporation as the Board of Directors may from time to time specify. Such authority may be general or confined to specific instances as the Board of Directors may determine. The Chief Executive Officer or such other persons as the Board of Directors may authorize may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the corporation. Subject to any restrictions imposed by the Board of Directors, the Chief Executive Officer or such other persons as the Board of Directors may authorize may delegate contractual powers to others under his or her jurisdiction, it being understood, however, that any such delegation of power shall not relieve such person of responsibility with respect to the exercise of such delegated power.

SECTION 7.2 Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chief Executive Officer, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the corporation, in the name and on behalf of the corporation, to cast the votes that the corporation may be entitled to cast as the holder of stock or other securities in any other entity, any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other entity, or to consent in writing, in the name of the corporation as such holder, to any action by such other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed, in the name and on behalf of the corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper in the premises.

ARTICLE VIII

AMENDMENTS

SECTION 8.1 Amendments. These Bylaws may be altered, amended or repealed at any meeting of the Board of Directors or of the stockholders, provided that notice of the proposed change was given in the notice of the meeting; provided, however, that, in the case of amendments by the Board of Directors, notwithstanding any other provisions of these Bylaws or any provision of law that might otherwise permit a lesser vote or no vote, the affirmative vote of a majority of the members of the Board of Directors shall be required to alter, amend or repeal any provision of the Bylaws, or to adopt any new Bylaw. Notwithstanding any other provision of these Bylaws or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by a Certificate of Designations, the affirmative vote of the holders of a majority of the total voting power of the Voting Stock, voting together as a single class, shall be required for the stockholders of the corporation to alter, amend or repeal any provision of the Bylaws, or to adopt any new Bylaw; provided, however, that the affirmative vote of the holders of at least 80% of the total voting power of the Voting Stock, voting together as a single class, shall be required for the stockholders of the corporation to alter, amend or repeal, or adopt any Bylaw inconsistent with, the following provisions of these Bylaws: Sections 2.1, 2.2, 2.4, 2.5, 2.6, 2.8, 2.9, 2.10 and 2.12 of ARTICLE II; Sections 3.1, 3.2, 3.9 and 3.12 of ARTICLE III; Section 6.9 of ARTICLE VI; and this Section 8.1 of ARTICLE VIII, or in each case, any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Bylaw).

Adopted as of [            ], 2009.

ANNEX I

FORM OF

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LIVE NATION, INC.

(Pursuant to Section 242

of the General Corporation Law of the State of Delaware)

Live Nation, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting ARTICLE I thereof and inserting the following in lieu thereof:

“ARTICLE I

NAME

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Live Nation Entertainment, Inc.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

(Signature page follows)

I-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this      day of             , 2009.

LIVE NATION, INC.

By:
Name:
Office:

I-2

ANNEX J

FIRST AMENDMENT TO THE LIVE NATION, INC.

AMENDED AND RESTATED 2005 STOCK INCENTIVE PLAN

Pursuant to the authority reserved to the Board of Directors (the “Board”) of Live Nation, Inc., a Delaware corporation (the “Company”) under Section 12 of the Live Nation, Inc. Amended and Restated 2005 Stock Incentive Plan (the “Plan”), the Board hereby amends the Plan as follows (the “First Amendment”), subject to and conditioned and effective upon approval by the stockholders of the Company of this First Amendment. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Plan.

1.	Plan Section 3.1. The first sentence of Section 3.1 of the Plan is hereby deleted and replaced in its entirety with the following:

“3.1 Aggregate Share Limitation. Subject to adjustments required or permitted by the Plan, the Company may issue a total of thirteen million, nine hundred thousand (13,900,000) shares of Common Stock under the Plan.”

2.	Plan Section 5.3. Reference contained in Section 5.3 of the Plan to “Section 13” is hereby changed to refer to “Section 11.”

3.	Plan Section 11.3. The following language is hereby deleted from Section 11.3 of the Plan: “so designated by the Company’s board of directors in its sole discretion.”

This First Amendment shall be and hereby is incorporated in and forms a part of the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect. This First Amendment supersedes and replaces in its entirety the prior version of the First Amendment to the Plan, adopted by the Board on September 15, 2009, which amendment was not submitted to the shareholders for approval and is hereby withdrawn, terminated, and of no force or effect.

IN WITNESS WHEREOF, the Board has caused this First Amendment to be executed by a duly authorized officer of the Company as of the 5th day of November, 2009.

Live Nation, Inc.

By:	/s/ Michael G. Rowles
Michael G. Rowles Executive Vice President, General Counsel and Secretary

Date:	November 5, 2009

J-1

ANNEX K

FORM OF

AMENDED AND RESTATED TICKETMASTER ENTERTAINMENT, INC.

2008 STOCK AND ANNUAL INCENTIVE PLAN

SECTION 1. Purpose; Definition

The purpose of this Plan is (a) to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a stock and incentive plan providing incentives directly linked to stockholder value and (b) to assume and govern other awards pursuant to the adjustment of awards granted under any IAC Long Term Incentive Plan (as defined in the Employee Matters Agreement) in accordance with the terms of the Employee Matters Agreement (“Adjusted Awards”). Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a) “Affiliate” means a corporation or other entity controlled by, controlling or under common control with, the Company.

(b) “Applicable Exchange” means Nasdaq or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, or other stock-based award granted or assumed pursuant to the terms of this Plan, including Adjusted Awards.

(d) “Award Agreement” means a written or electronic document or agreement setting forth the terms and conditions of a specific Award.

(e) “Beneficial Ownership” shall have the meaning given in Rule 13d-3 promulgated under the Exchange Act.

(f) “Board” means the Board of Directors of the Company.

(g) “Bonus Award” means a bonus award made pursuant to Section 9.

(h) “Cause” means, unless otherwise provided in an Award Agreement, (i) “Cause” as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) the willful or gross neglect by a Participant of his employment duties; (B) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by a Participant; (C) a material breach by a Participant of a fiduciary duty owed to the Company or any of its subsidiaries; (D) a material breach by a Participant of any nondisclosure, non-solicitation or non-competition obligation owed to the Company or any of its Affiliates; or (E) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant’s Award Agreement. Notwithstanding the general rule of Section 2(c), following a Change in Control, any determination by the Committee as to whether “Cause” exists shall be subject to de novo review.

(i) “Change in Control” has the meaning set forth in Section 10(c).

(j) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(k) “Commission” means the Securities and Exchange Commission or any successor agency.

(l) “Committee” has the meaning set forth in Section 2(a).

(m) “Common Stock” means common stock, par value $0.01 per share, of the Company.

(n) “Company” means Ticketmaster Entertainment, Inc., a Delaware corporation, or its successor.

(o) “Disability” means (i) “Disability” as defined in any Individual Agreement to which the Participant is a party, or (ii) if there is no such Individual Agreement or it does not define “Disability,” (A) permanent and total disability as determined under the Company’s long-term disability plan applicable to the Participant, or (B) if there is no such plan applicable to the Participant or the Committee determines otherwise in an applicable Award Agreement, “Disability” as determined by the Committee. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and, with respect to all Awards, to the extent required by Section 409A of the Code, “disability” within the meaning of Section 409A of the Code.

(p) “Disaffiliation” means a Subsidiary’s or Affiliate’s ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spin-off or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(q) “EBITA” means for any period, operating profit (loss) plus (i) amortization, including goodwill impairment, (ii) amortization of non-cash distribution and marketing expense and non-cash compensation expense, (iii) restructuring charges, (iv) non-cash write-downs of assets or goodwill, (v) charges relating to disposal of lines of business, (vi) litigation settlement amounts and (vii) costs incurred for proposed and completed acquisitions.

(r) “EBITDA” means for any period, operating profit (loss) plus (i) depreciation and amortization, including goodwill impairment, (ii) amortization of non-cash distribution and marketing expense and non-cash compensation expense, (iii) restructuring charges, (iv) non-cash write-downs of assets or goodwill, (v) charges relating to disposal of lines of business, (vi) litigation settlement amounts and (vii) costs incurred for proposed and completed acquisitions.

(s) “Eligible Individuals” means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates.

(t) “Employee Matters Agreement” means the Employee Matters Agreement by and among IAC, the Company, Interval Leisure Group, Inc., HSN, Inc. and Tree.com, Inc.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(v) “Fair Market Value” means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion, taking into account, to the extent appropriate, the requirements of Section 409A of the Code.

(w) “Free-Standing SAR” has the meaning set forth in Section 5(b).

(x) “Grant Date” means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award or the formula for earning a number of shares or cash amount, (ii) such later date as the Committee shall provide in such resolution or (iii) the initial date on which an Adjusted Award was granted under the IAC Long Term Incentive Plan.

(y) “Group” shall have the meaning given in Section 13(d)(3) and 14(d)(2) of the Exchange Act.

(z) “IAC” means IAC/InterActiveCorp, a Delaware corporation.

(aa) “Incentive Stock Option” means any Option that is designated in the applicable Award Agreement as an “incentive stock option” within the meaning of Section 422 of the Code, and that in fact so qualifies.

(bb) “Individual Agreement” means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

(cc) “Nasdaq” means the National Association of Securities Dealers Inc. Automated Quotation System.

(dd) “Nonqualified Option” means any Option that is not an Incentive Stock Option.

(ee) “Option” means an Award granted under Section 5.

(ff) “Participant” means an Eligible Individual to whom an Award is or has been granted.

(gg) “Performance Goals” means the performance goals established by the Committee in connection with the grant of Restricted Stock, Restricted Stock Units or Bonus Awards or other stock-based awards. In the case of Qualified-Performance Based Awards, (i) such goals shall be based on the attainment of one or any combination of the following: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total stockholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing-spending efficiency, core non-interest income, change in working capital, return on capital, and/or stock price, with respect to the Company or any Subsidiary, Affiliate, division or department of the Company and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations. Such Performance Goals also may be based upon the attaining of specified levels of Company, Subsidiary, Affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries.

(hh) “Plan” means this Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan, as set forth herein and as hereafter amended from time to time.

(ii) “Plan Year” means the calendar year or, with respect to Bonus Awards, the Company’s fiscal year if different.

(jj) “Qualified Performance-Based Award” means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

(kk) “Restricted Stock” means an Award granted under Section 6.

(ll) “Restricted Stock Units” means an Award granted under Section 7.

(mm) “Resulting Voting Power” shall mean the outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from a Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries).

(nn) “Retirement” means retirement from active employment with the Company, a Subsidiary or Affiliate at or after the Participant’s attainment of age 65.

(oo) “Section 162(m) Exemption” means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(pp) “Separation” has the meaning set forth in the Employee Matters Agreement.

(qq) “Share” means a share of Common Stock.

(rr) “Stock Appreciation Right” has the meaning set forth in Section 5(b).

(ss) “Subsidiary” means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(tt) “Tandem SAR” has the meaning set forth in Section 5(b).

(uu) “Term” means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(vv) “Termination of Employment” means the termination of the applicable Participant’s employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, if a Participant’s employment with, or membership on a board of directors of the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee director capacity or as an employee, as applicable, such change in status shall not be deemed a Termination of Employment. A Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of (or service provider for), or member of the board of directors of, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment. Notwithstanding the foregoing, with respect to any Award that constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code, “Termination of Employment” shall mean a “separation from service” as defined under Section 409A of the Code. For the avoidance of doubt, the Separation shall not constitute a Termination of Employment for purposes of any Adjusted Award.

SECTION 2. Administration

(a) Committee. The Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the “Committee”), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall, subject to Section 11, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan and the Employee Matters Agreement (including the original terms of the grant of the Adjusted Award):

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, other stock-based awards, or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 12, to modify, amend or adjust the terms and conditions of any Award;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) subject to Section 11, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(ix) to establish any “blackout” period that the Committee in its sole discretion deems necessary or advisable;

(x) to determine whether, to what extent, and under what circumstances cash, Shares, and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;

(xi) to decide all other matters that must be determined in connection with an Award; and

(xii) to otherwise administer the Plan.

(b) Procedures.

(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii) Subject to Section 11(c), any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) Discretion of Committee. Subject to Section 1(h), any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

(d) Award Agreements. The terms and conditions of each Award, as determined by the Committee, shall be set forth in an Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall not be subject to the Award Agreement’s being signed by the Company and/or the Participant receiving the Award unless specifically so provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

SECTION 3. Common Stock Subject to Plan

(a) Plan Maximums. The maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be the sum of (a) the number of Shares that may be issuable upon exercise or vesting of the Adjusted Awards and (b) 10,000,000. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be 3,333,333 Shares. Shares subject to an Award under the Plan may be authorized and unissued Shares or may be treasury Shares.

(b) Individual Limits. No Participant may be granted Awards covering in excess of 6,500,000 Shares during the term of the Plan; provided that Adjusted Awards shall not be subject to this limitation.

(c) Rules for Calculating Shares Delivered.

(i) With respect to Awards other than Adjusted Awards, to the extent that any Award is forfeited, or any Option and the related Tandem SAR (if any) or Free-Standing SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan.

(ii) With respect to Awards other than Adjusted Awards, if the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares to the Company (by either actual delivery or by attestation), only the number of Shares issued net of the Shares delivered or attested to shall be deemed delivered for purposes of the limits set forth in Section 3(a). To the extent any Shares subject to an Award are withheld to satisfy the exercise price (in the case of an Option) and/or the tax withholding obligations relating to such Award, such Shares shall not be deemed to have been delivered for purposes of the limits set forth in Section 3(a).

(d) Adjustment Provision. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a “Corporate Transaction”), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (iii) the number and kind of Shares or other securities subject to outstanding Awards; and (iv) the exercise price of outstanding Options and Stock Appreciation Rights. In the event of a stock dividend, stock split, reverse stock split, separation, spin-off, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a “Share Change”), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (iii) the number and kind of Shares or other securities subject to outstanding Awards; and (iv) the exercise price of outstanding Options and Stock Appreciation Rights. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust in its sole discretion the Performance Goals applicable to any Awards to reflect any Share Change and any Corporate Transaction and any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company’s financial statements, notes to the financial statements, management’s discussion and analysis or the Company’s other SEC filings, provided that in the case of Performance Goals applicable to any Qualified Performance-Based Awards, such adjustment does not violate Section 162(m) of the Code. Any adjustment under this Section 3(d) need not be the same for all Participants.

(e) Section 409A. Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 3(d) to Awards that are considered “deferred compensation” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 3(d) to Awards that are not considered “deferred compensation” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 3(d) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto as of the Grant Date.

SECTION 4. Eligibility

Awards may be granted under the Plan to Eligible Individuals and, with respect to Adjusted Awards, in accordance with the terms of the Employee Matters Agreement; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code) and, with respect to Adjusted Awards that are intended to qualify as incentive stock options within the meaning of Section 421 of the Code, in accordance with the terms of the Employee Matters Agreement.

SECTION 5. Options and Stock Appreciation Rights

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the Adjusted Award assumed under the Employee Matters Agreement:

(a) Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) Types and Nature of Stock Appreciation Rights. Stock Appreciation Rights may be “Tandem SARs,” which are granted in conjunction with an Option, or “Free-Standing SARs,” which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d) Exercise Price. The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date. In no event may any Option or Free-Standing SAR granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Option or Free-Standing SAR with a lower exercise price or otherwise be subject to any action that would be treated, for accounting purposes, as a “repricing” of such Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company’s stockholders.

(e) Term. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date.

(f) Vesting and Exercisability. Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. If the Committee provides that any Option or Free-Standing SAR will become exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine. In addition, the Committee may at any time accelerate the exercisability of any Option or Free-Standing SAR.

(g) Method of Exercise. Subject to the provisions of this Section 5, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company or through the procedures established with the Company’s appointed third-party Option administrator specifying the number of Shares as to which the Option or Free-Standing SAR is being exercised; provided, however, that, unless otherwise permitted by the Committee, any such exercise must be with respect to a portion of the applicable Option or Free-Standing SAR relating to no less than the lesser of the number of Shares then subject to such Option or Free-Standing SAR or 100 Shares. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of Shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept. If approved by the Committee, payment, in full or in part, may also be made as follows:

(i) Payments may be made in the form of unrestricted Shares (by delivery of such Shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised); provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned Shares of the same class as the Common Stock subject to the Option may be authorized only at the time the Option is granted.

(ii) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms. To the extent permitted by applicable law, the Committee may also provide for Company loans to be made for purposes of the exercise of Options.

(iii) Payment may be made by instructing the Company to withhold a number of Shares having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of Shares in respect of which the Option shall have been exercised.

(h) Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 14(a), and (iii) in the case of an Option, has paid in full for such Shares.

(i) Terminations of Employment. Subject to Section 10, a Participant’s Options and Stock Appreciation Rights shall be forfeited upon such Participant’s Termination of Employment, except as set forth below:

(i) Upon a Participant’s Termination of Employment by reason of death, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of the date of such death and (B) the expiration of the Term thereof;

(ii) Upon a Participant’s Termination of Employment by reason of Disability or Retirement, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of such Termination of Employment and (B) the expiration of the Term thereof;

(iii) Upon a Participant’s Termination of Employment for Cause, any Option or Stock Appreciation Right held by the Participant shall be forfeited, effective as of such Termination of Employment;

(iv) Upon a Participant’s Termination of Employment for any reason other than death, Disability, Retirement or for Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the 90th day following such Termination of Employment and (B) expiration of the Term thereof; and

(v) Notwithstanding the above provisions of this Section 5(i), if a Participant dies after such Participant’s Termination of Employment but while any Option or Stock Appreciation Right remains exercisable as set forth above, such Option or Stock Appreciation Right may be exercised at any time until the later of (A) the earlier of (1) the first anniversary of the date of such death and (2) expiration of the Term thereof and (B) the last date on which such Option or Stock Appreciation Right would have been exercisable, absent this Section 5(i)(v).

Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment; provided, however, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement. If an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Option will thereafter be treated as a Nonqualified Option.

(j) Nontransferability of Options and Stock Appreciation Rights. No Option or Free-Standing SAR shall be transferable by a Participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, pursuant to a qualified domestic relations order or as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant’s family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, “family member” shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(j), it being understood that the term “Participant” includes such guardian, legal representative and other transferee; provided, however, that the term “Termination of Employment” shall continue to refer to the Termination of Employment of the original Participant.

SECTION 6. Restricted Stock

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the Adjusted Award assumed under the Employee Matters Agreement:

(a) Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and, in the case of Restricted Stock, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Amended and Restated Ticketmaster

Entertainment, Inc. 2008 Stock and Annual Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of Ticketmaster Entertainment, Inc., 8800 Sunset Blvd., West Hollywood, CA 90069.”

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(b) Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals) need not be the same with respect to each Participant.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply and until the expiration of such vesting restrictions (the “Restriction Period”), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Award Agreement and subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.

(iv) Except as otherwise set forth in the applicable Award Agreement, upon a Participant’s Termination of Employment for any reason during the Restriction Period, all Shares of Restricted Stock still subject to restriction shall be forfeited by such Participant; provided, however, that subject to Section 11(b), the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant’s Shares of Restricted Stock.

(v) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

SECTION 7. Restricted Stock Units

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the Adjusted Award assumed under the Employee Matters Agreement:

(a) Nature of Awards. Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares or both, based upon the Fair Market Value of a specified number of Shares.

(b) Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the grant, vesting, or transferability of Restricted Stock Units upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such Awards as Qualified Performance-Based Awards. The conditions for grant, vesting or transferability and the other provisions of Restricted Stock Units (including without limitation any Performance Goals) need not be the same with respect to each Participant. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified by the Committee or in accordance with an election of the Participant, if the Committee so permits.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units for which such vesting restrictions apply and until the expiration of such vesting restrictions (the “Restriction Period”), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive current or deferred payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 14(e) below).

(iv) Except as otherwise set forth in the applicable Award Agreement, upon a Participant’s Termination of Employment for any reason during the Restriction Period, all Restricted Stock Units still subject to restriction shall be forfeited by such Participant; provided, however, that subject to Section 11(b), the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant’s Restricted Stock Units.

SECTION 8. Other Stock-Based Awards

Other Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Stock, including (without limitation), unrestricted stock, performance units, dividend equivalents, and convertible debentures, may be granted under the Plan.

SECTION 9. Bonus Awards

(a) Determination of Awards. The Committee shall determine the total amount of Bonus Awards for each Plan Year or such shorter performance period as the Committee may establish in its sole discretion. Prior to the beginning of the Plan Year or such shorter performance period as the Committee may establish in its sole discretion (or such later date as may be prescribed by the Internal Revenue Service under Section 162(m) of the Code), the Committee shall establish Performance Goals for Bonus Awards for the Plan Year or such shorter period; provided, that such Performance Goals may be established at a later date for Participants who are not “covered employees” (within the meaning of Section 162(m)(3) of the Code). Bonus amounts payable to any individual Participant with respect to a Plan Year will be limited to a maximum of $10 million. For performance periods that are shorter than a Plan Year, such $10 million maximum may be pro-rated if so determined by the Committee.

(b) Payment of Awards. Bonus Awards under the Plan shall be paid in cash or in shares of Common Stock (valued at Fair Market Value as of the date of payment) as determined by the Committee, as soon as practicable following the close of the Plan Year or such shorter performance period as the Committee may establish. It is intended that a Bonus Award will be paid no later than the fifteenth (15th) day of the third month following the later of: (i) the end of the Participant’s taxable year in which the requirements for such Bonus Award have been satisfied by the Participant or (ii) the end of the Company’s fiscal year in which the requirements for such Bonus Award have been satisfied by the Participant. The Committee may at its option establish procedures pursuant to which Participants are permitted to defer the receipt of Bonus Awards payable hereunder. The Bonus Award for any Plan Year or such shorter performance period to any Participant may be reduced or eliminated by the Committee in its discretion.

SECTION 10. Change in Control Provisions

(a) Adjusted Awards. With respect to all Adjusted Awards, subject to paragraph (e) of this Section 10, unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of this Plan to the contrary, upon a Participant’s Termination of Employment, during the two-year period following a Change in Control, by the Company other than for Cause or Disability or by the Participant for Good Reason (as defined below):

(i) any Options outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be fully exercisable and vested and shall remain exercisable until the later of (i) the last date on which such Option would be exercisable in the absence of this Section 10(a) and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the Term of such Option;

(ii) the restrictions and deferral limitations applicable to any Restricted Stock shall lapse, and such Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable; and

(iii) all Restricted Stock Units outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, and any restrictions shall lapse and such Restricted Stock Units shall be settled as promptly as is practicable in (subject to Section 3(d)) the form set forth in the applicable Award Agreement.

(b) Impact of Event on Awards other than Adjusted Awards. Subject to paragraph (e) of this Section 10, and paragraph (d) of Section 12, unless otherwise provided in any applicable Award Agreement and except as otherwise provided in paragraph (a) of this Section 10, in connection with a Change of Control, the Committee may make such adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan’s purposes, including, without limitation, the acceleration of vesting of Awards either upon a Change of Control or upon various terminations of employment following a Change of Control. The Committee may provide for such adjustments as a term of the Award or may make such adjustments following the granting of the Award.

(c) Definition of Change in Control. For purposes of the Plan, unless otherwise provided in an option agreement or other agreement relating to an Award, a “Change in Control” shall mean the happening of any of the following events:

(i) The acquisition by any individual, entity or Group (a “Person”), other than the Company, of Beneficial Ownership of equity securities of the Company representing more than 50% of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that any acquisition that would constitute a Change in Control under this subsection (i) that is also a Business Combination shall be determined exclusively under subsection (iii) below; or

(ii) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Incumbent Directors at such time shall become an Incumbent Director, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company, the purchase of assets or stock of another entity, or other similar corporate transaction (a “Business Combination”), in each case, unless immediately following such Business Combination, (A) more than 50% of the Resulting Voting Power shall reside in Outstanding Company Voting Securities retained by the Company’s stockholders in the Business Combination and/or voting securities received by such stockholders in the Business Combination on account of Outstanding Company Voting Securities, and (B) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination were Incumbent Directors at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, the Separation shall not constitute a Change in Control. For the avoidance of doubt, with respect to Adjusted Awards, any reference in an Award Agreement or the applicable IAC Long Term Incentive Plan to a “change in control,” “change of control” or similar definition shall be deemed to refer to a Change of Control hereunder.

(d) For purposes of this Section 10, “Good Reason” means (i) “Good Reason” as defined in any Individual Agreement or Award Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Good Reason, without the Participant’s prior written consent: (A) a material reduction in the Participant’s rate of annual base salary from the rate of annual base salary in effect for such Participant immediately prior to the Change in Control, (B) a relocation of the Participant’s principal place of business more than 35 miles from the city in which such Participant’s principal place of business was located immediately prior to the Change in Control or (C) a material and demonstrable adverse change in the nature and scope of the Participant’s duties from those in effect immediately prior to the Change in Control. In order to invoke a Termination of Employment for Good Reason, a Participant shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) through (C) within 90 days following the Participant’s knowledge of the initial existence of such condition or conditions, and the Company shall have 30 days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the Cure Period, the Participant must terminate employment, if at all, within 90 days following the Cure Period in order for such Termination of Employment to constitute a Termination of Employment for Good Reason.

(e) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement and as permitted pursuant to Section 14(k).

SECTION 11. Qualified Performance-Based Awards; Section 16(b)

(a) The provisions of this Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a “covered employee” (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention (including, without limitation, to require that all such Awards be granted by a committee composed solely of members who satisfy the requirements for being “outside directors” for purposes of the Section 162(m) Exemption (“Outside Directors”)). When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (i) the recipient is or may be a “covered employee” (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of Outside Directors).

(b) Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals (as certified in writing by the Committee, except if compensation is attributable solely to the increase in the value of the Common Stock), together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate, and no Qualified Performance-Based Award may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under this Plan with respect to a Qualified Performance-Based Award under this Plan, in any manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption; provided, however, that (i) the Committee may provide, either in connection with the grant of the applicable Award or by amendment thereafter, that achievement of such Performance Goals will be waived upon the death or Disability of the Participant or under any other circumstance with respect to which the existence of such possible waiver will not cause the Award to fail to qualify for the Section 162(m) Exemption as of the Grant Date, and (ii) the provisions of Section 10 shall apply notwithstanding this Section 11(b).

(c) The full Board shall not be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption.

(d) The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act (“Section 16(b)”). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

SECTION 12. Term, Amendment and Termination

(a) Effectiveness. The Plan shall be effective as of the date (the “Effective Date”) it is adopted by the Board, subject to the approval by the holders of at least a majority of the voting power represented by outstanding capital stock of the Company that is entitled generally to vote in the election of directors.

(b) Termination. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

(c) Amendment of Plan. The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company’s stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

(d) Amendment of Awards. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption or without the Participant’s consent materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

SECTION 13. Unfunded Status of Plan

It is presently intended that the Plan constitute an “unfunded” plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the “unfunded” status of the Plan.

SECTION 14. General Provisions

(a) Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. If determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14(e).

(f) Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant’s death are to be paid or by whom any rights of such eligible Individual, after such Participant’s death, may be exercised.

(g) Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled should revert to the Company.

(h) Governing Law and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(i) Non-Transferability. Except as otherwise provided in Section 5(j) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

(j) Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(k) Section 409A of the Code. It is the intention of the Company that no Award shall be “deferred compensation” subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided in the immediately following sentence, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such

Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code, any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant’s Termination of Employment shall be delayed until the first day of the seventh month following the Participant’s Termination of Employment if the Participant is a “specified employee” within the meaning of Section 409A of the Code.

(l) Employee Matters Agreement. Notwithstanding anything in this Plan to the contrary, to the extent that the terms of this Plan are inconsistent with the terms of an Adjusted Award, the terms of the Adjusted Award shall be governed by the Employee Matters Agreement, the applicable IAC Long-Term Incentive Plan and the award agreement entered into thereunder.